As confidentially submitted to the Securities and Exchange Commission on November 21, 2023.
This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)
☒
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:

Ferrovial SE
(Exact name of registrant as specified in its charter)

The Netherlands
(Jurisdiction of incorporation or organization)
Kingsfordweg 151
1043 GR Amsterdam
The Netherlands
(Address of principal executive offices)
Ignacio Madridejos
Chief Executive Officer
Kingsfordweg 151
1043 GR Amsterdam
The Netherlands
+31 20798 37 00
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Copies to:
M. Ryan Benedict
Latham & Watkins LLP
99 Bishopsgate
London EC2M 3XF
United Kingdom
+44 20 7710-4669
Securities registered or to be registered, pursuant to Section 12(b) of the Act
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value EUR 0.01 per share	FER	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☐
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☐ No ☒
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☐ No ☒
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer	☐ Emerging growth company
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17   ☐      Item 18   ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☐

i

INTRODUCTION AND USE OF CERTAIN TERMS
The Group started its operations in 1952 as a Spanish railway infrastructure company under the commercial name “Ferrovial”. In May 1999, our predecessor Grupo Ferrovial, S.A. completed an initial public offering of its ordinary shares and the listing of its ordinary shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, regulated markets of Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. (such exchanges, together, the “Spanish Stock Exchanges”).
Since our inception, we have undergone various corporate reorganizations, the most recent taking place on June 16, 2023, when we completed: (i) our re-domiciliation from Spain to the Netherlands through a cross-border merger by absorption between Ferrovial, S.A. (“Ferrovial, S.A.”), as the Spanish absorbed company and the pre-Merger parent of the Group, and Ferrovial International SE (renamed Ferrovial SE (the “Company” or “Ferrovial”) following the Merger (as defined below)), as a wholly-owned subsidiary of Ferrovial, S.A. and the Dutch absorbing company, with the termination, via dissolution without liquidation, of Ferrovial, S.A. and the acquisition of all of Ferrovial, S.A.’s assets, liabilities and other legal relationships by universal succession by Ferrovial International SE (the “Merger”) and (ii) the admission to listing and trading of all ordinary shares with a nominal value of EUR 0.01 each (the “Shares” or “ordinary shares”) in the share capital of Ferrovial on Euronext in Amsterdam, a regulated market of Euronext Amsterdam N.V. (“Euronext Amsterdam”) and the Spanish Stock Exchanges. The Shares began trading on Euronext Amsterdam and the Spanish Stock Exchanges on June 16, 2023.
We are submitting this registration statement on Form 20-F in anticipation of the listing of our ordinary shares on the Nasdaq Global Select Market under the symbol “FER”.
We have prepared this registration statement using a number of conventions, which you should consider when reading the information contained herein.
In this registration statement, unless otherwise specified, the terms “Ferrovial,” the “Company,” the “Group”, “our company,” “we,” “us,” and “our” refer to Ferrovial SE, individually or together with its consolidated subsidiaries, as the context may require (or Ferrovial, S.A., individually or together with its consolidated subsidiaries, if referring to the period prior to the Merger completion); the term the “Group Companies” refers to the companies within the Group and the term the “Companies” refers to the companies within the Group and our equity-accounted companies. In addition, we may use the full name of the pre-Merger or post-Merger parent company, wherever such reference may aid in the understanding of this filing.
Additionally, this registration statement uses the following conventions:
•
“Australian dollar”, “AUD” and “AU$” are the lawful currency of Australia;

•
“Canadian dollar”, “CAD”, and “Can$” are the lawful currency of Canada;

•
“euro”, “EUR” or “€” are the single currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended from time to time;

•
“Indian rupee”, “INR” and “₹” are the lawful currency of India;

•
“IFRS-IASB” are the International Financial Reporting Standards as issued by the International Accounting Standards Board;

•
“Nasdaq” is the Nasdaq Global Select Market;

•
“Polish zloty”, “PLN” and “gr” are the lawful currency of Poland;

•
“pound sterling”, “GBP” or “£” are the lawful currency of the United Kingdom; and

•
“US$”, “U.S. dollar” and “dollar” are the lawful currency of the United States.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Financial Statements
The financial information contained in this registration statement includes:
•
our unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2023 and 2022, prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) (the “Interim Financial Statements”) and

•
our audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, prepared in accordance with IFRS-IASB, which have been audited by Ernst & Young, S.L. (collectively, the “Audited Financial Statements” and, together with the Interim Financial Statements, the “Financial Statements”).

In the Merger, all shareholders of the former parent company of the Group were allotted shares in the new parent company of the Group, Ferrovial SE, except for a small group of shareholders who received cash in lieu of shares in connection with the Merger in compliance with the applicable laws and regulations. The only changes affecting the corporate structure of the Group pursuant to the Merger are (i) the change of the parent company from the Spanish entity Ferrovial, S.A. to the Dutch entity Ferrovial SE and (ii) the transfer of the Spanish assets from Ferrovial, S.A. to Ferrovial SE’s Spanish branch, Ferrovial SE Sucursal en España. See “Item 4. Information on the Company—C. Organizational Structure—1. Group Structure.” Therefore, in preparation of the Audited Financial Statements, the Company has decided to apply a “pooling of interest” or “predecessor accounting” approach, as it considers it best reflects the substance of the reorganization. Moreover, the Company believes that this approach provides useful information about the Group and is the best way for users of financial information to understand the performance of the Group’s underlying business. Therefore, the Audited Financial Statements covering the period before the completion of the Merger were prepared for the consolidated group headed by Ferrovial, S.A.
The financial information presented in this registration statement reflects the operating and financial performance of the Group, its cash flows and financial position and resources. The Group’s results as reported in accordance with IFRS represent the Group’s overall performance. The Group also uses a number of non-IFRS measures to report the performance of its business, as described in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—8. Non-IFRS Measures: Operational Results” and “ —B. Liquidity and Capital Resources—6. Non-IFRS Measures: Liquidity and Capital Resources.”
Industry and Market Data
This registration statement includes statistical data, market data and other industry data and forecasts obtained from market research, publicly available information and independent industry publications and reports that we believe to be reliable sources, although we have not verified the accuracy and completeness of such third-party data.
Certain of these publications, studies and reports were published before the COVID-19 pandemic and therefore do not reflect any impact of COVID-19 on any specific market or globally. Forecasts and other forward-looking information derived from such sources and included in this registration statement are subject to the same qualifications and additional uncertainties applicable to the other forward-looking statements in this registration statement. See “Cautionary Statement Regarding Forward-Looking Statements.”
Foreign Currency Translations
Unless stated otherwise, transactions in foreign currencies are translated into Euros at the exchange rates applicable at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the applicable reporting date. For further details see Note 1.4 to the Audited Financial Statements.
Rounding
Amounts in this registration statement have been rounded off to the nearest million euros, or in certain cases, the nearest thousand euros. Any discrepancies in totals and sums of the amounts listed are due to rounding. Figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

v

Trademarks, Service Marks and Trade Names
Throughout this registration statement, we refer to various trademarks, service marks and trade names that we use in our business. The “Ferrovial” logo is the property of Ferrovial SE. We have several other trademarks and service marks.
Solely for convenience, some of the trademarks, service marks and trade names referred to in this registration statement are listed without the “®” or “™” trademark designations. All rights to such trademarks are nevertheless reserved, and other trademarks and service marks appearing in this registration statement are the property of their respective holders.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This registration statement contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this registration statement, including statements regarding our future results of operations, financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “outlook,” “plan,” “potential,” “predict,” “probability,” “project,” “risk,” “should,” “target,” “trends,” “will,” or “would,” or the negative of these words or other similar terms or expressions.
We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of known and unknown risks, uncertainties, other factors and assumptions, including the risks described in “Item 3. Key Information—D. Risk Factors” and elsewhere in this registration statement, regarding, among other things:
•
risks related to our diversified operations;

•
risks related to our acquisitions, divestments and other strategic transactions that we may undertake;

•
the impact of competitive pressures in our industry and pricing;

•
general economic conditions and events and the impact they may have on us, including, but not limited to, increases in inflation rates and rates of interest, increased costs for materials and labor, cybersecurity attacks, other lingering impacts resulting from COVID-19, and the Russia/Ukraine conflicts;

•
our ability to obtain adequate financing in the future as needed;

•
our ability to maintain compliance with the continued listing requirements of Euronext Amsterdam and the Spanish Stock Exchanges;

•
lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subjected to and are required to report;

•
our success at managing the risks involved in the foregoing items;

•
our ability to comply with our ESG commitments;

•
impact of any changes in existing or future tax regimes or regulations; and

•
other risks and uncertainties, including those listed under “Item 3. Key Information—D. Risk Factors.”

These risks are not exhaustive. Other sections of this registration statement may include additional factors that could harm our business and financial performance. New risk factors may emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.
You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this registration statement primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. We undertake no obligation to update any forward-looking statements made in this registration statement to reflect events or circumstances after the date of this registration statement or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this registration statement.

While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
You should read this registration statement and the documents that we reference in this registration statement and have filed as exhibits to the registration statement of which this registration statement is a part with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

PART I
ITEM 1.
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

1.A.
Directors and Senior Management

For information on our directors and senior management, see “Item 6. Directors, Senior Management, and Employees—A. Directors and Senior Management.”
1.B.
Advisers

Our U.S. legal counsel is:
Latham & Watkins LLP
99 Bishopsgate
London EC2M 3XF
United Kingdom
Our Dutch legal counsel is:
De Brauw Blackstone Westbroek N.V.
Claude Debussylaan 80
1082 MD Amsterdam
The Netherlands
Our Spanish legal counsel is:
Uría Menéndez Abogados S.L.P.
Calle de Príncipe de Vergara, 187
Plaza de Rodrigo Uría
28002 Madrid
Spain
1.C.
Auditors

The independent registered public accounting firm which has acted as auditor with respect to, and issued a report on, the Audited Financial Statements is:
Ernst & Young, S.L.
Calle de Raimundo Fernández Villaverde, 65
28003 Madrid
Spain
ITEM 2.
OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.
ITEM 3.
KEY INFORMATION

3.A.
[Reserved]

3.B.
Capitalization and Indebtedness

The table below sets forth our historical cash and cash equivalents and capitalization as of June 30, 2023, derived from the Interim Financial Statements included elsewhere in this registration statement. Investors should read this table in conjunction with the Financial Statements included in this registration statement and, in particular, “Item 5. Operating and Financial Review and Prospects.”

As of June 30, 2023
(in millions of euros)
Cash and cash equivalents	4,685
Total long-term debt	10,436
Guaranteed	—
Secured(1)	7,546
Unguaranteed/unsecured(2)	2,890
Total short-term debt	852
Guaranteed	—
Secured(1)	52
Unguaranteed/unsecured(2)	800
Equity
Share capital	7
Share premium	4,348
Retained earnings and other reserves	317
Total equity	5,856
Total capitalization	21,829

(1)
Secured debt comprises the current and non-current debt from concessions of infrastructure projects, which is backed by the project cash flows and capital contributed, but without recourse to the Company (i.e., the Ferrovial holding company). The securitization usually includes: (i) a charge over the shares in the project company and any rights attached to these shares, (ii) a fixed and floating charge over the project assets, (iii) a charge over the project company’s bank accounts, (iv) assignments by way of security of key project contracts and/or (v) assignments by way of security of the project insurances.

(2)
Unguaranteed/unsecured debt comprises the debt of the Group’s other businesses, including the group holding companies and other companies that are not considered and included in infrastructure projects. Such debt is not secured by the Group’s assets.

3.C.
Reasons for the Offer and Use of Proceeds

Not applicable.
3.D.
Risk Factors

You should carefully consider the risks described below, together with all of the other information in this registration statement on Form 20-F. Our business, financial condition, and results of operations could be materially and adversely affected if any of the risks described below occur. As a result, the market price of our ordinary shares could decline, and you could lose all or part of your investment. This registration statement also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements due to certain factors, including the risks facing our Group.
3.D.1. Risks Related to Our Business and Structure
3.D.1.1 A deterioration of global economic and political conditions could have a material adverse effect on our business, financial condition, results of operations, and prospects.
Our business performance is closely linked to the economic cycle and political conditions in the countries, regions, and cities in which we operate. As a result of our diverse geographical operations, in the six months ended June 30, 2023, we generated the majority of our revenues across several core jurisdictions, including the United States (34.1%), Poland (23.7%), Spain (19.0%), the United Kingdom (9.4%) and Canada (1.8%). Measured on a proportional basis, for the six months ended June 30, 2023, our geographical revenue breakdown included the United States (27.3%), the United Kingdom (21.8%), Spain (20.1%), Poland (11.2%), and Canada (6.7%). For a reconciliation of the proportional revenues, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—8. Non-IFRS Measures: Operating Results—5. Proportional Results.”

Typically, robust economic growth in the areas where we operate results in greater demand for our services, while slow economic growth or economic contraction adversely affects such demand. For example, the toll roads and aviation businesses are cyclical by nature and are closely linked to general economic conditions.
All revenues, dividends, and investments from our Companies are exposed to risks inherent to economic conditions in the countries in which they operate. Operations in the countries where we do business are exposed to factors such as: (i) fluctuations in local economic growth; (ii) changes in inflation rates; (iii) devaluation, depreciation or excessive appreciation of local currencies; (iv) foreign exchange controls or restrictions on profit repatriation; (v) changing interest rate environment; (vi) changes in financial, economic and tax policies; (vii) instances of fraud, non-compliance, bribery or corruption; (viii) social conflicts; (ix) political and macroeconomic instability, and (x) changes in applicable law.
Geopolitical conflict, political uncertainty and instability risks have been on the rise across many economies, resulting in some cases in inward-looking policies and protectionism, which could in turn lead to increased pressures for policy reversals or failure to implement needed reforms. The conflict in Ukraine and COVID-19 have contributed to greater political uncertainty and instability, as further discussed under “—7. The conflict in Ukraine and the related sanctions and export controls may adversely impact our global activities and could have a material adverse effect on our business, financial condition, results of operations, and prospects” and “—14. COVID-19 or other pandemics could cause significant uncertainties and disruptions that may adversely impact our business, financial condition, results of operations, and prospects.”
Economic growth, globally and in the EU, has been subject to constraints on private sector lending and increases in the cost of financing. Recent examples of downside risks to the global economy that have also affected our results include: (i) the conflict in Ukraine, (ii) COVID-19, (iii) the sharp rise in inflation and (iv) increasingly volatile global financial conditions. In addition, many developed economies where we operate, such as the United States, Spain, the United Kingdom, and Canada, have experienced high inflation rates and a corresponding tightening of monetary policies as a result of the strong and persistent upturn in prices.
Continued weakness in many emerging economies where we operate has also contributed to the risk of deterioration of global economic and political conditions. For example, we believe that in Latin America, political systems and institutions may be subject to increased stress as a consequence of the aforementioned global macroeconomic events, including (i) the conflict in Ukraine, (ii) the slow economic rebound from restrictions imposed in connection with COVID-19, and (iii) high food and energy costs as a result of inflationary pressures exacerbated by high U.S. interest rates, all of which have contributed to increased risks of sovereign defaults and social unrest within the area. Although a number of measures have been implemented by the public sector to mitigate these risks (such as the United States’ Infrastructure Investment and Jobs Act, the European Union’s Next Generation EU (NGEU) fund, and the UK Build Back Better plan, among others), these measures may prove to be ineffective or insufficient to prevent the deterioration of the economies of the countries in which we operate.
Regionally, U.S. politics continue to be marked by high polarization and uncertainty regarding potential changes to federal, state, and local policy, including tax policies, which could lead to unexpected changes involving the governmental level of oversight and focus on the infrastructure business within the United States. The nature, timing, and economic and political effects of these potential changes to the current legal and regulatory framework affecting our activities remain highly uncertain. In addition, the Federal Reserve has raised interest rates to help curb inflation in the United States, which is at its highest level in decades (for example, the annual rate of change of the consumer price index (CPI) in the United States had increased 6.5% in December 2022 when compared to 2021 levels). High inflation has impacted and is impacting mainly the Construction Business Division (for further details on the impact of inflation on our operations, see “—D. Risks Relating to Our Structure and Financial Risks—3. An increase in inflation may negatively affect our results of operations (mainly in the Construction Business Division) and an increase in real rates or an increase in inflation with no economic growth may decrease the value of our assets, which could have a material adverse effect on our business, financial condition, and results of operations” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—2. Material Factors Affecting Results of Operations—1. Inflationary pressures and energy and commodity prices”). Rising interest rates also have a negative impact on the financing of our projects.

In Spain, a number of concerns continue to exist in respect to the Spanish economy (where, in the six months ended June 30, 2023, we generated 19.0% of our revenue and 20.1% of our proportional revenue) (for a detailed overview of the countries in which we operate, see “Item 5. Operating and Financial Review and Prospects” for a reconciliation of the proportional revenues, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—8. Non-IFRS Measures: Operating Results—5. Proportional Results”). In recent years, Spain has made progress to control public deficit and correct the country’s economic imbalances, resuming its growth and, supported by external demand as well as by higher domestic demand, reflecting improved financial conditions and rising confidence. However, the conflict in Ukraine and the crisis resulting from COVID-19 have abruptly and significantly deteriorated economic conditions in the country. Currently, inflation is the main concern for the Spanish economy, with the annual CPI’s change rate increasing by 5.7% in December 2022 when compared to 2021 levels, according to the Spanish National Institute of Statistics, and rates likely to remain at relatively high levels for the foreseeable future, according to the Quarterly Report on the Spanish Economy published in December 2022 by Banco de España. Additionally, in 2022, the Spanish gross domestic product (GDP) slowed down, accounting for a 5.8% increase compared to the same period of 2021, with even lower increase predictions for years 2023 (2.3%), 2024 (1.8%), and 2025 (2.0%), pointing towards a stagnation of economic growth. The Spanish economy is particularly sensitive to economic conditions in the Eurozone, and any decline in European economic activity could have an adverse effect on Spanish economic growth, which in turn could adversely affect demand for our services in Spain.
The Spanish economy may further be affected by (i) an increase of political uncertainty in Spain (including any resurgence of political and social tensions in Catalonia), which could result in volatile capital markets or otherwise adversely affect financing conditions in Spain or the environment in which we operate and (ii) other external factors, such as the geopolitical uncertainty originated by, among other circumstances, (a) the exit of the U.K. from the European Union, (b) the international trade tensions between the United States and China, or (c) the volatility in commodity prices, any of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. For example, Spain’s political uncertainty might increase as a result of its ongoing electoral process. Following the general election on July 23, 2023, none of the parties secured a majority of the Spanish Parliament’s seats and some of the parties are in discussions on forming a potential coalition. These events could cause an increase of Spain’s political uncertainty, including a potential follow-on general election, which could impact the Spanish economy and, in turn, have a material adverse effect on our business, financial condition, results of operations, and prospects.
We also have operations in a number of Latin American countries, which tend to be more vulnerable to the effects of macroeconomic events and political instability. In those countries, we are exposed to, among others, macroeconomic factors such as inflation, geopolitical tensions, environmental factors, and other socioeconomic and political factors. For example, we have significant operations in Chile, where in the year ended December 31, 2022, we generated EUR 348 million in revenue.
In addition, other factors or events may affect global and national economic conditions, such as heightened geopolitical tensions, war, acts of terrorism, natural disasters, pandemics, or other similar events outside our control.
Even in the absence of an economic downturn, we are exposed to substantial risk stemming from volatility in areas such as consumer spending, business investment, financial conditions, government spending, capital markets conditions, and price inflation, which affect our business and our economic environment and, consequently, our size and profitability. Increases in national public debt may lead countries to increase taxes and to reduce investment in infrastructures. Unfavorable economic conditions could also lead to decreased use of, and related income from, toll roads projects, reduced air travel, and reduced investment in the construction sector and energy infrastructure and mobility sector. Furthermore, any financial difficulties suffered by our sub-contractors or suppliers could increase our costs or adversely affect our project schedules.
Any deterioration of the economies or political conditions of the countries in which we operate could have a material adverse effect on our business, financial condition, results of operations, and prospects.
3.D.1.2 We operate in highly competitive industries and our profitability could be affected by our failure to accurately estimate revenue, project risks, the availability and cost of resources, and time when bidding on projects, which could have a material adverse effect on our business, financial condition, and results of operations.
The market for infrastructure development and operation projects is highly competitive and is exposed to political and social factors that are difficult for operators to manage. Most of our competitors are multinational companies bidding on projects worldwide, which places the competitive focus on the attractiveness of each individual project as opposed to geographical location. These circumstances may have an impact on the achievement of our growth objectives.
In our ordinary course of business, we compete against various groups and companies that may have more local experience, resources, or awareness than we do. Furthermore, the economic slowdown in Europe and the financial difficulties faced by emerging countries are negatively affecting public and private clients’ investment capacity and, by extension, our business opportunities in those geographies. This lack of investment opportunities in Europe has pushed capital flows towards markets with greater availability of resources in which we also operate, increasing the competitive tension within those markets and resulting in pressures on prices and profit margins in projects in which the customer risk transfer dynamic is not balanced.
Technological developments in terms of digitalization of processes may also pose a risk to our business if our competitors develop an advantage over us in this area. Specifically, if we fail to develop differential competitive capabilities at the same or a higher pace than our competitors due to the rapid deployment of generative artificial intelligence by said competitors, this may pose a significant risk to our business, financial condition, and results of operations, as the engineering and construction industry is highly dependent on technology. Failure to adequately keep up with technological advances could result in our decreased profitability and loss of market share.
In recent years, the construction sector has been experiencing, at an international level, low profitability margins, which we believe to be partly driven by aggressive commercial strategies, imbalances in customer risk transfer, and cost inflation. These financial considerations may be further accentuated by the political and economic environment created as a result of the conflict in Ukraine and COVID-19. In addition, the increase in infrastructure-focused investment funds requiring lower rates of return in their investments, coupled with these funds’ readiness to take on more segments of a project’s value chain, may increase competition in our target markets.
If we are unable to obtain contracts for new projects to sustain our current order book (the “Order Book”) volume, or if these projects are only awarded under less favorable terms as a result of macroeconomic and competitive pressures, our business, financial condition, and results of operations may be adversely affected.
Furthermore, particularly when operating under fixed fee contracts in the Construction Business Division, we realize a profit only if we can successfully estimate our costs and prevent any cost overruns on contracts. Cost overruns can result in lower profits or operating losses on projects, which could have an adverse effect on our business, financial condition, and results of operations. Our estimates and predictions can be particularly difficult to make, particularly in a highly competitive and uncertain environment (for additional information on the worsening of the global economic and political conditions and their impact on our business, see “—A deterioration of global economic and political conditions could have a material adverse effect on our business, financial condition, results of operations, and prospects,” “—7. The conflict in Ukraine and the related sanctions and export controls may adversely impact our global activities and could have a material adverse effect on our business, financial condition, results of operations, and prospects,” and “—14. COVID-19 or other pandemics could cause significant uncertainties and disruptions that may adversely impact our business, financial condition, results of operations, and prospects”), and may turn out to be inaccurate. If we fail to identify key risks or effectively estimate costs for projects where we are exposed to the risk of cost overruns, this could have an adverse effect on our business, financial condition, and results of operations.
For example, most of our customers in the public infrastructure sector are public entities. These or other customers may, from time to time, request amendments or alterations to agreed projects plans, even after the project has commenced, or ask to renegotiate terms. Any of this could lead to project delays, increased project development costs for us, or even termination of contracts. We may not always be able to recoup the increased costs in such cases. Any potential project amendments or renegotiations with our customers could therefore significantly reduce the revenue and profit we are able to realize. Our claims against customers in this context, to which we assign a high probability of success, may be recognized as revenue. However, if we are unsuccessful in such claims, there can be a reduction in the expected revenues and profit of such projects, which could have an adverse effect on our business, financial conditions, and results of operations.
If we fail to identify key risks or effectively estimate costs for projects where we are exposed to the risk of cost overruns, or if client renegotiations cause a project to incur additional, unexpected costs, this could have an adverse effect on our business, financial condition, and results of operations.

3.D.1.3 We depend on funds allocated to public sector projects in the countries in which we operate, and any decrease in allocation of such funds may adversely impact our project volume, which could adversely affect our business, financial condition, and results of operations.
The effects of the economic downturn have led to a sharp reduction in public sector projects, although a number of measures have been implemented by the public sector to mitigate this deterioration.
While we currently indirectly benefit from funds granted by the European Union to its member states (the “Member States”) and allocated to those Member States’ public entities, due to political, economic, or other considerations, these funds may no longer be available to us, or there may be delays in receipt of such funds. A cancellation or delay in the receipt of such funds may adversely affect our business, financial condition, results of operations, and prospects.
In particular, our Construction Business Division depends on public sector projects. For example, clients from the public sector accounted for 82% of the total Order Book of our Construction Business Division, which amounted to EUR 14,743 million as of December 31, 2022 (for further information on the Construction Business Division’s clients, see “Item 4. Information on the Company—B. Business Overview—3. Group Overview—3. Our Business Divisions—3. Construction Business Division”). A reduction in the number of public sector projects available and awarded could negatively affect our results of operations. For example, in Spain, during 2020, there was a slowdown in both private and public tender processes, and public tender processes were delayed on account of COVID-19. As a result of these delays in the start-up of new projects, the Construction Business Division’s results were impacted, although they increased when compared to the previous year.
The toll roads industry, generally, and our Toll Roads Business Division, specifically, depend mainly on the continued availability of attractive levels of government funds and incentives to attract private investments, in particular as it pertains to public-private risk sharing in connection with private toll roads development. Such government funds are generally granted in connection with the construction and operation of toll roads for the benefit of the general public. For instance, in the United States, we currently benefit from the Transportation Infrastructure Finance and Innovation Act (“TIFIA”)’s credit assistance program as granted by the United States Department of Transportation to leverage limited federal resources and stimulate capital market investment in transportation infrastructure by providing credit assistance in the form of direct loans, loan guarantees, and standby lines of credit (rather than grants) to projects of national or regional significance, such as our development of additional highway lanes within existing highways that incorporate dynamic tolls that change in real-time based on traffic conditions (the “Managed Lanes”). As of December 31, 2022, our projects in the United States have been granted USD 2,785 million through different financial instruments under the TIFIA credit assistance program (for a description of the credit assistance received, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—8. Financing”).
If, due to political, economic, or other considerations, funds like those received through TIFIA are no longer available or the TIFIA credit assistance program is cancelled, this could have a material adverse effect on our ability to develop new projects. Furthermore, decreases in the funds allocated to public sector projects may force private sector construction companies, such as us, to halt projects that are already underway. For these reasons, a continued and further decrease in the spending on the development and execution of public sector projects by governments and local authorities in the markets in which we already operate or in those in which we could operate in the future could adversely affect our business, financial condition, and results of operations.
3.D.1.4 The increase in digitalization and consequently, the increased risk of cyber threats and misuse of quantum technology, may affect our normal operation of assets and our ability to generate expected value, which could have a material adverse effect on our business, financial condition, and results of operations.
In a highly digitalized and interconnected economic environment, the risk of cyber security failures potentially harming us has exponentially increased in recent years. In this context, our infrastructures are exposed to threats in the cyber space (by, among others, hostile government agencies, hacktivists, insiders, and criminals), which can impact the normal operation of our assets, impact our ability to generate expected value of the assets, or potentially undermine our reputation. For example, there may be an increase in cyber threats in connection with the conflict in Ukraine, as discussed under “—7. The conflict in Ukraine and the related sanctions and export controls may adversely impact our global activities and could have a material adverse effect on our business, financial condition, results of operations, and prospects.”
In particular, cyber threats may impact the normal operation of our assets, which, in turn, may impact our ability to generate expected value of such assets. Cyber threats may cause different types of impact, such as disruption of activities, disclosure of our sensitive information, and failure to comply with laws, regulations, and contractual agreements addressing data security and privacy, among others. The extent to which a cyber threat can impact an asset depends on the asset’s nature, the cyber threat agent’s origin, the scope of the security breach, and the extent to which we are prepared to respond to such a cyber threat. Critical infrastructures (such as airports, highways, and energy infrastructure), which are the main assets of our business, are a common target for such threats. Additionally, if a cyber threat is not successfully managed, it could impact our ability to generate expected value. For instance, a ransomware attack affecting one of our airports could cause flight cancellations, which in turn could materially affect our operating revenues and financial results. In this respect, the rapid development of the quantum computing industry is also relevant as it is shortening the time in which quantum computers can break encryption systems and compromise sensitive data security.
During 2022, we managed a significant number of suspicious activities, or security events, some of which were associated with malicious, harmful, or potentially malicious and/or harmful activities (known as “security incidents”). None of these incidents had a significant impact on our assets, as all were successfully managed through the different cybersecurity capabilities in place (including protection, detection, response, and recovery mechanisms). The impact that cyber threats have on us and the preventative and defensive measures we have in place against these events are illustrated by some of our cyber data. For example, in August 2023, over 2,491 suspicious phishing emails were reported by users, over 10,291 accesses to malicious domains and 76,311 phishing e-mails were blocked by our systems, over 20,200 security events were analyzed by our technology team, and over 1,064 attempts to access corporate resources with either a malicious or untrusted origin were blocked.
There is a potential risk the attacks may render our assets temporarily inoperative. Furthermore, this increased risk may impact our business plan due to a consequent reduction in the value of the asset, may lead to loss or theft of know-how and intellectual and industrial property, as well as lead to economic loss tied to resuming operations, and may damage our reputation and related competitive advantage, compromising potential business opportunities. In addition, we may face sanctions as a consequence of potential regulatory and contractual non-compliance resulting from an asset’s lack of operations following a cyber-attack.
These factors could have an adverse effect on our business, financial condition, and results of operations.
3.D.1.5 Our business is derived from a small number of major projects, which, if terminated or otherwise materially affected, may have a material adverse effect on our business, financial condition, and results of operations.
Our main projects in terms of valuation and equity invested are (i) in the Toll Roads Business Division, the 407 Express Toll Road (the “407 ETR”), and several Managed Lanes projects such as the North Tarrant Express toll road (“NTE”), the North Tarrant Express 35W toll road (“NTE 35W”), the I-66 toll road (“I-66”), the I-77 Express lane (“I-77”) and the Lyndon B. Johnson Expressway (“LBJ”) and (ii) in the Airports Business Division, the Heathrow airport. According to market analysts’ reports, these projects amount to approximately 88% of our valuation as of June 30, 2023.
We cannot guarantee that any of the aforementioned projects, or our performance thereunder, will not be terminated or otherwise materially affected by developments outside of our control, such as regulatory developments, other factors related to our operations in highly regulated environments, or the public and/or governmental nature of our clients in all of the abovementioned projects, as well as inflationary pressures, foreign exchange rate fluctuations, factors affecting traffic and infrastructure use, adverse weather, availability of financing in favorable terms, or other conditions. The termination of any of these projects or any material impact to our performance as a result of these factors could potentially have a material adverse effect on our business, financial condition, and results of operations.
Furthermore, our reliance on a relatively small number of projects may adversely affect the development of our business. As such, the loss of, or a material adverse effect to, any of our main projects may in turn have a material adverse effect on our business, financial condition, and results of operations.

3.D.1.6 The re-domiciliation to the Netherlands could potentially have a negative impact on our brand in Spain, which, in turn, could have a material adverse effect on our competitive position and, in turn, our share price and business, financial condition, results of operations, and prospects.
Our business depends on our strong brand and the markets in which we operate are highly competitive. Specifically, our business largely depends on projects and project orders with governments as well as private clients that are awarded through a competitive bidding process, which is complex and sometimes lengthy. Any bidding costs associated with tendering, particularly for public sector construction projects (whether it is for new contracts, extensions in the scope of work, or renewals of existing contracts) may be significant and, if these costs do not result in the award of a contract, they are generally not recoverable. For further information on the costs of tendering and contract renewal, see “—16. We may be required to bear the costs of tendering for new contracts, contract renewals, and/or extensions with no control over the selection process nor certainty of winning the tender, which may adversely affect our business, financial condition, results of operations, and prospects.”
We expect that many of the opportunities we will seek in the foreseeable future will continue to be awarded through competitive bidding. Some of our competitors are larger and have greater resources, larger client bases, and greater brand recognition. For further information, see “—2. Risks Related to Legal, Regulatory, and Industry Matters—2.We operate in highly competitive industries and our profitability could be affected by our failure to accurately estimate revenue, project risks, the availability and cost of resources, and time when bidding on projects, which could have a material adverse effect on our business, financial condition, and results of operations.” There is a risk that our re-domiciliation of to the Netherlands, which was completed in June 2023, could potentially have a negative impact on the perception of our brand in Spain, which, in turn, could potentially harm our competitive position as compared to other companies not affected by these or other potential reputational issues.
Furthermore, any reputational harm that we may potentially suffer as a result of the re-domiciliation to the Netherlands as perceived by our customers, suppliers, employees, investors, shareholders, peers, and any other third party could have a negative impact on the price of our Shares as well as our business, financial condition, results of operations, and prospects.
3.D.1.7 The conflict in Ukraine and the related sanctions and export controls may adversely impact our global activities and could have a material adverse effect on our business, financial condition, results of operations, and prospects.
On February 24, 2022, Russia began its invasion of Ukraine. As of the date of this registration statement, the conflict has not come to an end. Although our direct exposure to the conflict is limited and mostly concentrated on our operations in Poland and our operations at the Dalaman International Airport (“Dalaman”) in Turkey, which has experienced lower demand from Russian and Ukrainian passengers in part due to inflation and currency devaluation related to the Ukrainian conflict, the macroeconomic scenario triggered by this situation includes broad-based price rises essentially affecting energy and commodities, supply issues, and difficulties in the distribution chain for certain materials, particularly in the construction industry. Additionally, and as a result of these financial pressures, interest rates are rising, impacting the banking and financing markets.
As a result of the invasion, the EU, together with the United States and most NATO countries, condemned the attack and put in place coordinated sanctions and export-control measure packages against Russia, Belarus, and some other territories related to the conflict in Ukraine. The uncertain nature, magnitude, and duration of Russia’s war in Ukraine and the potential effects of the war, actions taken by Western and other states and multinational organizations in response thereto (including, among other things, sanctions, export-control measures, travel bans, and asset seizures), as well as of any Russian retaliatory actions (including, among other things, restrictions on oil and gas exports and cyber-attacks) on the world economy and markets have contributed to increased market volatility and uncertainty.
Our activities in Poland (through Budimex’s construction business), as a neighboring country to Ukraine, are at an increased risk of being disrupted by the conflict. Although as of the date of this registration statement, our revenue generated in Poland, which, in the six months ended June 30, 2023, amounted to 23.7% of our revenues and 11.2% of our proportional revenues was not materially affected as a result of the conflict, it cannot be excluded that such risk may materialize in the future. This potential risk has been evidenced by the unattributed missile strike on an area close to Poland’s south-eastern border with Ukraine on December 15, 2022 that killed two people as well as by the disruption in the infrastructures of Poland and Ukraine as a consequence of refugees from Ukraine entering Poland to flee the war and by the transportation of western military equipment to support the Ukrainian front. Another country in which we operate that is close to Ukraine’s borders, and which could be at risk of disruption in operations, is Slovakia, where we hold a concession for the D4R7 Bratislava ring road (although, as of the date of this registration statement, the impact of the Ukraine conflict in Slovakia has not significantly impacted our Slovak business, other than through an increase of our labor costs due to the decreased access to employees from Ukraine, which constituted a significant market for employees carrying out our projects in Slovakia).
Additionally, as a result of the Ukrainian conflict, there is also an increased risk of cyber-attacks, and we are particularly exposed to these attacks as a holder of so-called “critical assets,” due to our position as a provider of critical infrastructure services and solutions. Infrastructures are exposed to a variety of existing threats in cyberspace (such as hostile government agencies, hacktivists, insiders, and mafias), which may impact or impede (i) the normal operation of assets, (ii) our ability to generate the expected value, and (iii) our reputation. For more information on our increased risk of cyber-attacks, see “—4. The increase in digitalization and consequently, the increased risk of cyber threats and misuse of quantum technology, may affect our normal operation of assets and our ability to generate expected value, which could have a material adverse effect on our business, financial condition, and results of operations.”
Although we do not foresee material effects to our results of operations as a direct result of the Ukrainian conflict, the Construction Business Division is the most vulnerable to such effects due to the potential impact the conflict could have on raw materials within the surrounding area, including cost increases of certain materials and decreasing availability.
To the contrary, our Toll Roads Business Division has been positively impacted by raising toll rates in those assets with pricing models directly linked to inflation, although it is adversely exposed to possible negative impacts of significant rises of fuel prices on traffic. Finally, no relevant impact is expected in the Airports business other than the aforementioned impact to Dalaman airport in Turkey due to the scant exposure to passenger traffic (the total number of incoming and outcoming passengers at the airport in a particular period) from these regions in the airports managed by us, although the effects of inflation on ticket prices as a result, among others, of the aforementioned fuel cost increases could have a certain consumer dissuasive effect that could affect our results of operations. For additional information on the worsening of the global economic conditions and their impact on our business, see “—1. A deterioration of global economic and political conditions could have a material adverse effect on our business, financial condition, results of operations, and prospects.”
In addition, the increase in political tensions worldwide because of the conflict in Ukraine increases the risk of a large-scale armed conflict. In this context, countries tend to boost regional economies at the expense of global integration by applying competition and trade restrictions, sanctions, investment controls, expropriations, or other restrictions, which could lead to a global recession with serious effects on global economy.
All of the above factors, as well as any further escalation of the conflict in Ukraine, could have a material adverse effect on our business, financial condition, results of operations, and prospects.
3.D.1.8 The increase in demand for skilled labor in the geographic areas in which we are active makes it more difficult for us to attract and retain talent, which could impact our competitiveness and have an adverse effect on our business, financial condition, and results of operations.
The increase in demand for skilled labor (i.e., STEM positions requiring higher education degrees, and more specifically civil, industrial, or computer engineers, which are normally the main positions required for delivering our projects and managing our assets) in our main markets and particular in those markets in which the operations of toll roads and other transportation-related construction is concentrated, such as in the United States, Spain, and the United Kingdom, as well as several other western countries, makes it more difficult for us to attract and retain talent, which could impact our competitiveness. We believe that the reasons for the increase in the demand of these profiles are principally:
(i)
plans for infrastructures development in our main markets, especially the United States, Canada, and the United Kingdom;

(ii)
a global increase in the demand for STEM positions;

(iii)
an increased number of competitors for talent (besides our traditional competitors, many technology companies and consulting, banking, and private equity funds are trying to attract STEM professionals); and

(iv)
the impact of post-COVID-19 employment trends, such as the increased preference of employees to work remotely and the increase of voluntary resignations.

We may lose certain business opportunities and may not be able to fulfill certain commitments to clients, such as commitments regarding contractual deadlines or the pre-established quality of work, due to hiring difficulties and/or understaffing in the event of a potential lack or scarcity of qualified staff. This inability to acquire and retain skilled labor and the resulting inability to fulfill contractual requirements could have an adverse effect on our business, financial condition, and results of operations, and may impact our competitiveness. Furthermore, we may experience lower profit margins due to increased labor costs resulting from a higher demand of skilled labor. This could have an adverse effect on our business, financial condition, and results of operations.
3.D.1.9 Regulators and other stakeholders may demand that our business objectives become more sustainable and may be willing to penalize us if we do not meet them, and we could be affected by degradation of ecosystems, which could have a material adverse effect on our business, financial condition, and results of operations.
Both regulators and other stakeholders may demand that our business objectives become more sustainable, both from an environmental and social point of view, and may be willing to penalize us if we do not meet their expectations and demands, for example if our activities do not qualify as environmentally sustainable in accordance with EU Taxonomy, or in accordance with our own commitments in relation to reduction of CO2 emissions. A misalignment between our strategy and the expectations and demands of regulators and other stakeholders with regards to sustainability would compromise the fulfilment of our growth and investment objectives. Furthermore, increasing demands in connection with sustainability by our stakeholders may result in increase in our compliance costs in this regard.
We also run the risk that our subsidiaries may perform work on projects for governments and public institutions that do not meet our environmental standards, potentially impacting protected areas or endangered fauna or flora.
In particular, if we are not able to adhere to a call for increased sustainability by certain regulators or stakeholders, we may face penalties by said regulators and stakeholders, including shareholders, suffer damage to our corporate reputation, lose our positioning in sustainability indexes, experience an increase in our financing costs, and experience a negative impact of analysts’ ratings. Furthermore, as a consequence of the financial demands derived from our need to become more sustainable or of our potential failure to become more sustainable, project financing and our access to sources of financing may worsen.
Furthermore, if we or our counterparties fail to comply with environmental requirements in the relevant jurisdictions, we may be subject to investigation or litigation and our reputation and business could be adversely affected. For example, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—2. Legal Proceedings.”
In addition, biodiversity plays a key role in the provision of ecosystem services that support the economy and social well-being. The degradation of ecosystems and natural capital entails operational, economic, and reputational risks for the development of business activities. Particularly, we could be affected by the loss of quality of certain ecosystem services, such as the lack of water or the reduced availability of certain raw materials. Any of the above factors could have an adverse effect on our business, financial condition, and results of operations.

3.D.1.10 Accidents may occur at our project sites and facilities and at our infrastructure assets, which may severely disrupt our operations and cause harm to our employees or customers, which could in turn have a material adverse effect on our business, financial condition, results of operations, and reputation.
Promoting robust standards for health and safety in our operations is one of our strategic priorities in connection with employee well-being. This priority includes implementing strong management systems, employee training and real-time leveraging of data to predict and prevent accidents. For this purpose, we have a health and safety strategy (the “Health and Safety Strategy”) in place for the period from 2020 to 2024 that seeks to align the health and safety management systems of each Business Division and make sure the necessary resources and tools are available to deliver safer operations. Notwithstanding our implementation of the Health and Safety Strategy and the commitment of our top management to invest resources in employee health and safety, occurrence of low-probability high-impact events such as accidents is a material risk to us.
The frequency rate of our accidents, calculated by reference to the total number of lost time injures against the total number of hours worked, has decreased by 63.6% as of December 31, 2022, compared to December 31, 2021, mainly due to the divestment of our Services Business Division (with approximately 40,000 employees), although the improvement actions we widely implemented and the commitment of all our employees have also contributed to this improvement. Excluding the impact of the divestment of the Services Business Division from the accident frequency rate calculation, there was a (like-for-like) decrease of 11.1% as of December 31, 2022. Nevertheless, this risk remains relevant to us due to, among others, the fact that the risk of an accident is inherent to the nature of our activities, the variability of the subcontractor’s safety cultures, or uncontrolled risks caused by third parties in this respect (e.g. driving behaviors of the general public).
Our project sites and facilities, such as toll roads, airports, and construction project sites, may be exposed to incidents such as fires, explosions, toxic product leaks, and other environmental incidents. In addition, these sites and facilities’ respective employees may be exposed to accidents (for example, falling from a significant height, being hit by vehicles and machinery, overturning of heavy equipment, and coming in contact with electricity). Any such accidents may cause death and injury to employees, contractors, and also residents in surrounding areas, and may cause damage to the assets and property owned by us and third parties, as well as damage to the environment. We are also exposed to a risk of negative impacts to our business, financial conditions, and results of operations resulting from various types of damage, including temporary interruption of services as a result of accidents during the course of operations, as well as impacts connected to accidents involving land and air transport, substances, goods, and equipment.
If an accident occurs at one of our facilities or project sites, in addition to the internal investigation to be carried out in accordance with our internal policies and protocols, legal proceedings could be initiated by the relevant authorities to identify the causes of the accident and assess any potential civil, labor, or criminal liability. Such legal proceedings could result in the relevant facility or project site being closed while the investigation is conducted, disrupting our operations during the time of such closure. In addition, sanctions may be imposed on us or victims of such accidents may claim compensation from us and hence may expose us to civil liability.
Furthermore, accidents may occur on our infrastructure assets to the users of the infrastructures, such as incidents on the toll roads we currently operate, which are more likely when the area is affected by heavy and severe weather events. For instance, there was a multiple vehicle accident that took place on February 11, 2021 on the NTE 35W in Dallas, Texas involving 133 vehicles and resulting in six deaths and many people injured. As a result of this incident, the concession company NTE Mobility Partners Segment 3 LLC, of which Cintra owns 53.7%, together with several of our U.S. Companies, have been named parties in 29 claims that have been filed and are in the early stages of legal proceedings. We could be found liable in relation to such accidents, including for, but not limited to, non-compliance or defective performance of the relevant contracts. However, the concession company believes, in accordance with the opinion of its external legal advisors, that even in the event of an unfavorable ruling, no material impact to us is expected given the insurance policies contracted and, consequently, no provision has been recorded in relation thereto (see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—2. Legal Proceedings—1. Litigation and other contingent liabilities relating to the Toll Roads Business Division”).
Any accidents, incidents, and consequential claims for damages, including any reputational damage, and disruptions at our project sites or facilities, or related to our infrastructure assets, could have a material adverse effect on our business, financial condition, results of operations, and reputation.

3.D.1.11 Beneficiaries of guarantees provided by our Group Companies could request their execution, which could have a material adverse effect on our business, financial condition, and results of operations.
Some of our Group Companies provide guarantees to cover liability to customers for improper performance of obligations under construction contracts. Such guarantees are subject to potential enforcement by customers if a project were not carried out or failed to meet contractual specifications and requirements. In order to protect ourselves from any exposure arising from potential liability, we obtain guarantees issued by banks and insurance companies to cover such exposure. As of December 31, 2022, the balance of such guarantees amounted to EUR 8,093 million (EUR 7,099 million as of December 31, 2021).
Despite the significant amount of guarantees detailed above, the historical impact arising from them is very low, since our Companies have to date performed their contractual obligations in accordance with the terms and conditions agreed upon with the customers and have recognized accounting provisions against the results of each contract for potential performance-related risks.
Should any beneficiary enforce any guarantee, such enforcement will have a specific follow-up investigation to verify whether the request is based on a justified claim. Should a claim be justified, and the guarantees of a relevant or significant amount be successfully enforced or should multiple guarantees amounting to relevant or significant amounts be successfully enforced simultaneously or within short periods of time, such events may have a material adverse effect on our business, financial condition, and results of operations.
3.D.1.12 We may face increased risks due to climate change, which could have a material adverse effect on our business, financial condition, and results of operations.
We may be subject to physical and transitional risks in connection with our activities due to climate change. Physical risks include extreme weather events that may affect our infrastructure and the development of our activity in most of our Business Divisions. In this sense, our infrastructure needs to adapt to climate change effects and be resilient to extreme weather events. Global trends addressing climate change and extreme weather may result in further economic, regulatory, technological, and reputational effects and may require us to reassess our operations. For instance, we may be forced to discontinue certain operations due to physical damage to infrastructure, productivity may decrease under certain extreme weather conditions, and hedging and insurance premiums relating to climatological events may increase.
We periodically perform an assessment and quantification of physical and transition risks related to climate change, which include the following:
(i)
an increase in the cost of energy, both fossil fuels and electricity, and other raw materials specific to each activity;

(ii)
a change in customer behavior by users of transportation modes;

(iii)
the imposition of carbon price mechanisms that could tax emissions produced by the carrying out of our activities;

(iv)
new regulations limiting the use of certain modes of transportation, which would have a significant impact on the use of the infrastructure we operate; and

(v)
increased investor concern about our environmental performance and impact.

Transition risks, particularly increases in the cost of energy, both fossil fuels and electricity, and other raw materials specific to each activity, and changes in customer behaviour users’ transportation modes, may affect our Business Divisions.
The above factors could have an adverse effect on our business, financial condition, and results of operations.
3.D.1.13 Our insurance cover may not be adequate or sufficient, which could have a material adverse effect on our business, financial condition, and results of operations.
In carrying out our activities, which are mainly related to high-value infrastructure assets such as toll roads and airports, we are subject to possible contingent liabilities arising from the performance of various contracts entered into by the Companies within our Business Divisions. To protect ourselves from those contingent liabilities, we have retained insurance cover in relation to:
(i)
property damage and business interruption caused by direct material damage;

(ii)
general liability;

(iii)
employers’ liability;

(iv)
directors’ and officers’ liability;

(v)
environmental liability; and

(vi)
in the United States, employment practices’ liability.

Accidents may occur at our infrastructure projects that may severely disrupt the operations and damage our reputation. In particular, our toll roads and other infrastructure assets, such as airports, may suffer damages as a consequence of disruptions caused by natural disasters (as, for example, was the case in connection with a number of toll roads in Chile following the 2010 earthquake), epidemics or pandemics, extreme weather, wars, riots or political action, acts of terrorism, or cybersecurity attacks resulting in losses, including loss of revenue, which may not be compensated for under our insurance contracts, either fully or at all.
Furthermore, certain types of the aforementioned losses, generally, those of a catastrophic nature, such as wars, acts of terrorism, earthquakes, and floods may be uninsurable or not economically insurable. For example, the impact on our revenues of governmental authorities’ measures to mitigate the potential effects of COVID-19 is not covered under our existing insurance policies, as the trigger of such policies’ obligation to ensure (physical damage to assets) is not a direct effect of COVID-19.
In addition, even where adequately insured against potential unexpected events and damages, we may also be unable to recover losses, in part or at all, in the event of insolvency of our insurers.
Moreover, there can be no assurance that if our current insurance cover is cancelled or not renewed, replacement cover will be available on commercially reasonable terms, or at all.
Any material uninsured or insured, but non-recoverable, losses could have a material adverse effect on our business, financial condition, results of operations, and prospects.
3.D.1.14 COVID-19 or other pandemics could cause significant uncertainties and disruptions that may adversely impact our business, financial condition, results of operations, and prospects.
The World Health Organization (“WHO”) declared COVID-19 a global pandemic in March 2020. COVID-19 negatively impacted the global economy, including as a result of the institution of measures such as the isolation, confinement and quarantine of individuals and restrictions on the free movement of people, the closure of public and private premises, border closures, and a drastic reduction in air, sea, rail, and land transport, disrupted global supply chains, lowered equity and capital markets valuations, created significant volatility and disruption in the financial markets, and increased unemployment levels. COVID-19 and the measures taken by the governments of many countries to fight against it led to a GDP weakening in many of the countries in which we operate.
In 2022, the countries in which we operate lifted the restrictions on mobility and on economic activities that were in force since the start of the pandemic, although at an uneven rate. The direct result of this lifting of the restrictions is the recovery in demand for the activities we carry out. Accordingly, although our business, financial condition, results of operations, and prospects were materially affected in 2020 and 2021, in 2022 our activities were no longer directly affected by COVID-19 and the associated restrictions.
Nevertheless, should COVID-19 and the institution of related measures resurge or should the acceleration of the widespread adoption by businesses of teleworking and other related policies and business practices paired with the current context of global economic slowdown, negatively affect mobility scenarios and prevent the air and ground traffic from reaching pre-COVID-19 levels, the performance and value of our assets depending on such mobility may be adversely affected. If these trends sustain and/or increase, they may result in long-term and permanent declines in airport, toll roads, and other traffic, and, therefore, lead to a significant decline in the future performance and value of the infrastructures we operate. These factors may consequently materially adversely affect our business, financial condition, results of operations, and prospects.
Furthermore, the occurrence of any future pandemics could adversely affect the global economy and the markets in which we operate and could have a material adverse effect on our business, financial condition, results of operations, and prospects. The extent of this impact is uncertain and cannot be predicted, including its duration and severity as well as the scope and economic impact of actions taken to contain the spread of such pandemic or to treat its impact, in addition to the impact of each of these items on macroeconomic conditions, including changes of social patterns and behaviors.
3.D.1.15 Our business and operations may be adversely affected by violations of applicable anticorruption laws, in particular the U.S. Foreign Corrupt Practices Act, the EU anti-corruption legislation, the United Kingdom Bribery Act, or similar worldwide anti-bribery laws.
Our international operations require us to comply with international and national laws and regulations regarding anti-bribery and anti-corruption, including the U.S. Foreign Corrupt Practices Act, the EU anti-corruption legislation, the United Kingdom Bribery Act, or similar anti-bribery laws that may be applicable to our business. These laws and regulations, for example, prohibit improper payments to foreign officials and private individuals for the purpose of obtaining or retaining business and may include reporting obligations to relevant regulatory and governmental bodies. The scope and enforcement of anti-corruption laws and regulations may vary. However, many of such laws and regulations have a broad extraterritorial reach.
Some of the markets in which we operate have experienced governmental corruption to some degree, and some of them are high risk markets. Therefore, in certain circumstances, strict compliance with anti-bribery laws and reporting obligations may conflict with local customs and practices. In addition, we use third parties, such as joint venture partners, in these high-risk markets, which pose an inherent risk to strict compliance with anti-bribery and anti-corruption laws.
Our compliance programs, internal controls, policies, and procedures may not always protect us from reckless or negligent acts including bribery of government officials and private individuals, petty corruption, and misuse of corporate funds committed by our employees or associated third parties, particularly given our decentralized nature and our use of joint venture arrangements. Violations of these laws, or allegations of such violations, may lead to fines, findings of criminal responsibility, or harm to our reputation and could result in inaccurate books and records, each of which may have a material adverse effect on our business, results of operations, financial condition, and prospects. For some examples of the potential materialization of this risk, see “—2. Risks Related to Legal, Regulatory, and Industry Matters—3. We are subject to litigation risks, including claims and lawsuits arising in the ordinary course of business, which could have a material adverse effect on our reputation, business, financial condition, and results of operations” and “ Item 8—A. Consolidated Statements and Other Financial Information—2. Legal Proceedings—5. FB Serwis (Poland).”
3.D.1.16 We may be required to bear the costs of tendering for new contracts, contract renewals, and/or extensions with no control over the selection process nor certainty of winning the tender, which may adversely affect our business, financial condition, results of operations, and prospects.
A substantial portion of our work is subject to competitive tender processes. It is difficult to predict whether we will be awarded contracts due to multiple factors such as qualifications, experience, reputation, technology, customer relationships, financial strength, and ability to provide the relevant services in a timely, safe, and cost-efficient manner. Bidding costs associated with tendering for new contracts, extensions in the scope of work, or renewals of existing contracts can be significant and may not necessarily result in the award of a contract. Furthermore, preparation for bids occupies management and operating resources.
If we fail to win a particular tender, bidding costs are generally unrecoverable. We participate in a significant number of tenders each year and the failure to win such tenders may adversely affect our business, financial condition, results of operations, and prospects.
3.D.1.17 We are dependent on the continued availability, effective management, and performance of subcontractors and other service providers, the absence of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.
In the ordinary course of operations, we rely on subcontractors to provide certain services. As a result, our business, financial condition, results of operations, and prospects may be adversely affected if we are not able to locate, select, monitor, and manage our subcontractors and service providers effectively. Additionally, subcontractors to whom we have awarded work may become insolvent, which would require us to select a new subcontractor at the risk of delays and/or at higher cost. For example, in the Construction Business Division, billing by subcontractors and services providers represented 79% of the total operating cost for the year ended December 31, 2022.
If we are not able to locate, select, monitor, and manage subcontractors and service providers effectively, our ability to complete contracts on schedule and within forecasted costs to the requisite levels of quality could be adversely impacted and there may be a material adverse effect on our business, financial condition, results of operations, and prospects.
3.D.1.18 We may face risks related to past and future acquisition or divestments, generally, and the divestment of the Services Business Division, specifically, which could have a material adverse effect on our business, results of operations, and financial condition.
We deploy capital in mergers and acquisitions from time to time. This deployment is subject to various general risks, including:
(i)
the inability to sufficiently integrate newly acquired businesses;

(ii)
the inability to achieve the anticipated benefits from the acquisition;

(iii)
a loss of critical talent;

(iv)
the transmission of actual or potential liabilities in connection with such past or future acquisitions including, but not limited to, third-party liability and other tort claims;

(v)
claims or penalties as a result of breach of applicable laws or regulations;

(vi)
financial liabilities relating to employee claims;

(vii)
claims for breach of contract;

(viii)
claims for breach of fiduciary duties;

(ix)
employment-related claims;

(x)
environmental liabilities (even if the damage relates to activities prior to our ownership);

(xi)
tax liabilities; or

(xii)
cybersecurity incidents.

For example, we may be subject to environmental liabilities at sites we acquire even if the damage relates to activities prior to our ownership of such sites. Although acquisition agreements may include covenants and indemnities in our favor, these covenants and indemnities may not always be insurable or enforceable, or may expire or be limited in amount, and we may have disputes with the sellers or guarantors, who might become insolvent, regarding their enforceability or scope.
In addition, we may be unable to cost-effectively integrate the new activities from an acquisition into our business and realize the performance that we anticipate when acquiring a business. Acquired companies may have lower profitability or require more significant investments than anticipated, which could affect our profitability margins.
As part of our strategic plans, we may also from time to time divest businesses or assets we no longer deem profitable or in strategic alignment, such as the divestment of our Services Business Division. Any failure to complete our planned divestments in timely manner or on favorable terms, could have a material adverse impact on our assets, profitability and business operations. If we are unable to complete the announced divestments in a timely manner it may also impact our brand and reputation. Furthermore, we are subject to risks related to the divestment process, in particular with regard to warranties and indemnities given within the scope of such process and any other potential seller’s liability under the applicable law. Specifically, we may remain subject to potential environmental liability in relation to entities and businesses we no longer own due to covenants and indemnities in favor of such entities or the entities’ purchasers under the relevant sale agreements and related transaction documents. For example, we are subject to certain potential environmental liability pursuant to the sale agreements pursuant to which we completed the sale of Amey in the U.K.
Environmental, health, and safety requirements and regulations and labor disputes will affect not only activities in connection with businesses that have been acquired and are in operation, but also activities at businesses that have been divested or that will be acquired or divested in the future. The divestment of Amey, which was part of the broader divestment of our Services Business Division, in particular, was financed through a vendor loan and as a result we may be unable to recover the sale price of Amey.
As a result, past and future acquisitions and divestments expose us to potential losses and liabilities, and lower than anticipated benefits, which could have an overall material adverse effect on our business, results of operations, and financial condition.
3.D.1.19 We have experienced, and expect to continue to experience, quarterly fluctuations in our results of operations.
Our results of operations have fluctuated from quarter to quarter in the past and may continue to vary significantly in the future so that period-to-period comparisons of our results of operations may not be meaningful. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and may be difficult to predict. Accordingly, our financial results in any one quarter should not be relied upon as indicative of future performance. Factors that may cause fluctuations in our quarterly financial results include, but are not limited to:
•
Unforeseen extraordinary events, such as natural disasters, geopolitical events like the recent Ukraine conflict, pandemics like the COVID-19, or accidents at our project sites and facilities could have a significant impact in our infrastructure assets demand, or a reduction in construction activity, negatively impacting our financial results.

•
Regulatory changes in the highly regulated environments in which we operate, such as decisions taken by governmental authorities, like the unilateral termination of a concession agreement that, although rare, could adversely affect our financial results.

•
Internal update of contract end results. We periodically perform a complete review of contract end results for our construction activities. The complexity and size of some of our contracts and the existing risks inherent to them may lead to contract end losses arising between quarterly financial results, which would have a negative impact in our financial results.

•
Seasonality. Typically, construction activity will be higher over the spring and summer months, due to improved weather conditions. Toll roads traffic and passengers demand will generally also be higher during spring and summer. Thus, we may expect our second and third quarters revenues to be higher than that of other quarters.

•
Dividends collected from infrastructure assets, which may vary significantly from quarter to quarter due to various factors, including project debts refinancing, changes in regulation and traffic levels.

•
Non-recurring events, such as acquisitions, divestments, potential claims and legal disputes, or legal settlements may have a significant impact in our financial results, especially in our cash flow generation.

•
Other events impacting the normal operations of our assets, such as cyber-attacks.

Any significant fluctuations to our quarterly results of operations could adversely affect our operations, financial reporting and/or results of operations and affect the price of our ordinary shares.
3.D.1.20 Terrorist attacks or other acts of violence or geo-political unrest may particularly affect our operations and profitability.
Our operations, particularly the Airports and Toll Roads Business Divisions, in nature cover a broad geographic scope and are subject to many hazards and operational risks, including a risk of disruptions due to terrorist attacks, or other acts of violence or geopolitical unrest and similar events. Any geopolitical unrest, including the recent escalated conflict in the Middle East, is likely to adversely affect the airport passenger traffic and, consequently, our results in the Airports Business Division. In the event of a terrorist attack or similar event, we may be unable to continue operations and may endure system interruptions, reputational harm, breaches of data security, and loss of critical data, all of which could have an adverse effect on future operating results.
Moreover, we do not have any insurance coverage to cover our liabilities related to such hazards or operational risks. The occurrence of a significant uninsured claim, or a claim in excess of the insurance coverage limits maintained by us, could harm our business, financial condition and results of operations.
3.D.1.21 Risks relating to the Toll Roads Business Division
3.D.1.21.1 Reduced vehicle use on the toll roads operated by our toll roads concession companies may adversely impact our business, results of operations, and financial condition.
If our concession companies are unable to have an adequate level of vehicle traffic on their toll roads in the future, our toll receipts and profitability will suffer and a prolonged and significant reduction in traffic could result in the bankruptcy of a specific project or concession. The tolls collected by the concession companies on their toll roads depend on the number of vehicles using such toll roads, their capacity to absorb traffic, their toll rates, and the existence of competing alternative roads. In turn, traffic volumes and toll receipts depend on a number of factors, including economic growth, toll rates, the quality, convenience, and travel time on competing roads, toll-free roads or toll roads that are not part of our portfolio, the increase in capacity of those competing roads, the quality and state of repair of the toll roads, the economic climate and fuel prices, environmental legislation (including potential measures to restrict internal combustion engine vehicle use and/or incentives to electric vehicles), and the viability and existence of alternative means of transportation, such as air and rail transport, buses, and urban mass transportation. In addition, traffic volumes and toll revenues may be affected by the occurrence of natural disasters and other exceptional events such as earthquakes, forest fires, and meteorological conditions in the countries in which our concession companies operate (for example, in Canada and some of the Texas lanes, where climate disruptions caused by usual winter conditions, as it pertains to the former, and unusual winter conditions, as it pertains to the latter, have affected the operation of the assets in the past, or in Chile, where the aftermath of an earthquake severely affected asset operations). Work from home policies could affect mobility or change transportation patterns, which in turn affects the profitability of operations. Measures taken by governments in response to potential future COVID-19 outbreaks, similar to those introduced in the past, may also have an adverse impact in this respect due to the travel restrictions and the institution of social distancing measures (see “—14. COVID-19 or other pandemics could cause significant uncertainties and disruptions that may adversely impact our business, financial condition, results of operations, and prospects”).
In particular, a specific financial risk regarding toll roads usage in connection with 407 ETR exists. The concession agreement relating to the 407 ETR provides that certain 407 ETR annual traffic levels are to be measured against annual minimum traffic thresholds prescribed by Schedule 22 and which are increased annually up to a pre-established lane capacity. If actual annual traffic level measurements are below the corresponding pre-established traffic thresholds, certain amounts calculated under the concession agreement are payable to the province of Ontario, Canada in the following year. In April 2020, an amount of CAD 1,775,000 (EUR 1,199,338) corresponding to 2019 calculations was paid to the province of Ontario. In 2020, annual minimum traffic thresholds prescribed by Schedule 22 could not be met due to COVID-19. We agreed with the province of Ontario that COVID-19 should be considered a force majeure event under the provisions of the 407 ETR concession agreement and, therefore, we were not subject to further payments for below-threshold traffic levels for the duration of 2020 and until the end of the force majeure event. We were also in agreement with the province of Ontario that the force majeure event should terminate at such time when the traffic volumes on 407 ETR reached pre-pandemic levels (pre-pandemic levels measured as the average traffic volume during the 2017 to 2019 period) or when there was an increase in toll rates or user charges pursuant to the terms of the concession agreement, which is a unilateral decision of the concession company. During 2021 and 2022, the force majeure event has continued to apply, as neither the toll rates have been raised nor have the traffic levels reached the average traffic volume during the 2017 to 2019 period. The concession company continues to closely monitor the asset’s performance and traffic volume and will raise toll rates when it determines such raise will be profitable in comparison to application of the force majeure event. Upon the termination of the force majeure event, which is yet to occur, we will be subject to payments for below-threshold traffic levels, if applicable, commencing the subsequent year. There is a risk that a substantial payment may be required by the concession to the province of Ontario when a termination of the force majeure event occurs in the cases described above.
For the year ended December 31, 2022, our net profit from the Toll Roads Business Division was EUR 156 million, representing 51.1% of our total net profit (compared to EUR 1,118 million for the year ended December 31, 2021, representing 83.5% of our total net profit). Similarly, our Adjusted EBITDA from the Toll Roads Business Division was EUR 550 million, representing 75.5% of our total Adjusted EBITDA (compared to EUR 415 million for the year ended December 31, 2021, representing 68.0% of our total Adjusted EBITDA). We received EUR 388 million in dividends from our toll roads assets (a decrease of 17.3%, compared to EUR 469 million in dividends from our toll roads concession companies for the year ended December 31, 2021).
The revenues generated by, and dividends distributed from, our Toll Roads Business Division are dependent in part on our toll rates, with the toll rate structure being usually established under each individual concession agreement.
If we are unable to maintain an adequate level of traffic or traffic toll rates, our business, financial condition, and results of operations may be adversely affected.
3.D.1.22 Risks relating to the Airports Business Division
3.D.1.22.1 Our aeronautical and non-aeronautical income is subject to risks related to a reduction in flights, passengers, or other factors outside our control, which could have a material adverse effect on our business, financial condition, and results of operations.
In relation to our Airports Business Division, the number of passengers using the Heathrow airport, the Aberdeen, Glasgow and Southampton airports (“AGS”) and Dalaman airport (together with the New Terminal One at John F. Kennedy International Airport (“NTO at JFK” or “NTO”), the “Airports”), which is a direct driver of the Airports Business Division’s revenues, may be affected by a number of factors, including:
•
adverse macroeconomic developments (including changes in fuel prices and currency exchange rates), whether affecting the global economy or the domestic economies of the countries in which the Airports are located;

•
an increase in airfares;

•
large-scale epidemics or pandemics, which could have an adverse impact due to potential travel restrictions, quarantine requirements, and social distancing measures in the countries in which the Airports are located;

•
heightened geopolitical tensions or war such as the conflict in Ukraine and its associated sanctions, which may disrupt the operations of airlines and the Airports;

•
the development of efficient and viable alternatives to air travel, including the improvement or expansion of existing surface transport systems, the introduction of new transport links or technology, and the increased use of communications technology;

•
route operators facing financial difficulties or becoming insolvent, such as the collapse of Thomas Cook in September 2019 and of Flybe in March 2020 and in January 2023;

•
an increase in competition from other airports or terminals, including the risk of increase of capacity of these airports and terminals;

•
decisions by airlines regarding the number, type, and capacity of aircraft (including the mix of premium and economy seats), as well as the routes utilized (for instance, the decision by Ryanair in 2018 to cease using Glasgow airport as a base);

•
implementation of additional security measures or new security equipment;

•
changes in domestic or international regulation, for instance international trade liberalization developments such as Open Skies or government intervention, such as the powers vested in the U.K. Secretary of State for Transport under the Civil Aviation Act 2006, as it amends the Airports Act

1986, to give directions to airport operators in the interests of national security, including orders requiring the closure of airports;
•
disruptions caused by natural disasters, extreme weather, riots, or political action or acts of terrorism or cybersecurity threats and attacks;

•
efforts to decarbonize air travel, including potential limitations to airline and airport capacity; and

•
new taxes that could affect flight demand.

There can be no guarantee that the Airports’ contingency plans will be effective in anticipating and addressing the effects of the factors listed above. Any of these factors could negatively affect the Airports’ reputation and day-to-day operations and may result in a decrease in the number of passengers using the Airports, which in turn could have a material adverse effect on our business, financial condition, and results of operations. A prolonged and significant reduction in passenger volume could result in the bankruptcy of a specific project or concession.
In nominal terms, there is almost a linear relationship between the number of passengers and our revenue. The companies operating Heathrow and AGS and, in the future, NTO at JFK are equity-accounted and not fully consolidated into the Group. Therefore any potential impacts would not directly affect our revenues, but instead the concession companies’ results.
Passenger numbers and the propensity of passengers to spend in the restaurants and shops located within the Airports also drive retail concession fees. Changes in the mix of long- and short-haul and transfer and origin and destination passengers, economic factors, retail tenant defaults, lower retail yields on lease renegotiations, and redevelopments or reconfigurations of retail facilities at the Airports may also affect levels of retail income at the Airports. Occurrence of any of these circumstances may result in:
(i)
a temporary or permanent decline in retail concession fees;

(ii)
reduced competitiveness of the airport retail offering;

(iii)
stricter hand luggage and other carry-on restrictions; and

(iv)
reduced shopping time as a result of more rigorous and time consuming security procedures.

Car parking revenues could also decline as a result of increased competition from other ways of transportation to the Airports, such as buses and trains, as well as increased competition from off-site car parks and the potential rise in environmental taxes (for example, in the case of the Heathrow airport, the City of London’s Ultra Low Emission Zone (“ULEZ”) charge will expand to the airport starting on August 29, 2023). Other non-aeronautical income could decline as a result of a decrease in demand from airport users, such as car rental operators and airlines leasing check-in counters.
As a general matter, passenger and cargo traffic volumes and air traffic movements depend on many factors beyond our control, including economic conditions in the countries in which the airports are located, the political situation in those countries and globally, public health crises, the attractiveness of the destinations that the Airports serve relative to those of other competing airports, fluctuations in petroleum prices, disruptions of global debt markets and changes in regulatory policies applicable to the aviation industry. Any of these factors could have a material adverse effect on our business, financial condition, and results of operations.
3.D.1.22.2 Heathrow is subject to economic regulation by the CAA, which may be subject to adverse change and may as a result have a material adverse effect on our operations at Heathrow, which could have a material adverse effect on our business, financial condition, and results of operations.
Heathrow Airport Holdings (“HAH”) is the entity through which Heathrow airport is operated and in which we have a 25.0% ownership interest. HAH operations at Heathrow are subject to regulatory review that results in, among other things, the setting of price caps on Heathrow’s average charges to airlines by the Civil Aviation Authority (“CAA”). This regulatory review generally takes place every five years. The most recent regulatory period is the H7 regulatory period (the “H7 Regulatory Period”), which encompasses the years 2022 to 2026.

There can be no assurance that the future price caps (i.e., the price caps in place after the H7 Regulatory Period) set by the CAA will be sufficient to allow Heathrow to operate at a profit or to obtain adequate profitability given the risk profile of this particular asset. We can also neither assure that the present price caps will be increased or at least maintained at current levels following the CAA’s final decision, nor that the methodology of the CAA’s review process would not have a material adverse effect on HAH’s revenue in subsequent reviews.
The CAA has established performance-linked requirements that can negatively impact aeronautical income. For instance, the CAA can reduce the permitted yield in respect to airport charges at Heathrow if prescribed milestones are not met on certain capital investment projects. Additionally, there are service quality rebate schemes in place at Heathrow for the current regulatory period. These schemes contemplate rebates of up to 7.0% of airport charges due to the failure to meet specified targets, such as: airport cleanliness, security queuing times, flight information displays, and stand and jetty availability. Any of these factors could have a material adverse effect on our business, financial condition, and results of operations.
Due to the extended timetable for the final decision under the H7 Regulatory Period, the CAA implemented a 2022 interim price cap of GBP 30.19 per passenger on December 16, 2021 and a 2023 interim price cap of GBP 31.57 per passenger on February 1, 2023. The difference between the interim caps and the final price cap set forth in the CAA’s final decision will be trued up through the remaining years of the H7 Regulatory Period.
The CAA published its final proposals for the new H7 Regulatory Period (the “CAA’s Final Decision”) on March 8, 2023. According to the CAA’s Final Decision, charges for 2023 would remain at GBP 31.57 per passenger as set out in the CAA’s interim decision on February 1, 2023. The average maximum price per passenger is then expected to fall by approximately 20.0% to GBP 25.43 per passenger in 2024 and until the end of 2026, with an average of GBP 27.49 per passenger over the new H7 Regulatory Period. The charge established in the CAA’s Final Decision from 2024 onwards is slightly lower than that set out in the CAA’s previous proposals published in June 2022. The change assumes that passenger volumes will return to pre-COVID-19 levels and passengers should therefore benefit from lower unit costs. It also assumes that the lower cap, paired with a larger number of passengers, will allow Heathrow to continue investing in facilities for passengers and supporting its ability to finance its operations.
HAH and the three airlines (British Airways, Virgin Atlantic and Delta Air Lines) independently sought permission to appeal the CAA’s price control decision with the UK Competition and Markets Authority (the “CMA”) on April 17, 2023, which the CMA granted on May 11, 2023. The appeals were brought under section 25 of the Civil Aviation Act 2012. In particular, the focus of HAH’s appeal was that the price cap determined by the CAA does not allow to earn sufficient revenues to support related investments. Conversely, the airlines’ appeal claimed that the price cap is too high. The CMA issued a provisional determination in connection with these appeals on September 8, 2023. In its provisional determination, the CMA found that, although the CAA’s decision-making was largely correct, the CAA erred in certain aspects of its decision. On October 17, 2023, the CMA released its final decision, which was in line with its provisional determination. The CAA now needs to reconsider the small number of issues raised by the CMA’s decision.
3.D.1.22.3 The successful implementation of the capital investment program of Heathrow and the investment in NTO are subject to, among others, risks related to unanticipated construction and planning issues, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.
The capital investment program of Heathrow, as well as the investment program regarding NTO at JFK, include major construction projects and are subject to a number of risks.
For example, as it pertains to the operation of Heathrow, if HAH is unable to achieve consensus in support of capital investment projects among its airline customers, it could affect the willingness of the CAA to include the costs of such projects in the airport’s allowed investment and regulated asset base (“RAB”).
NTO is also a significant design and construction endeavor, with multiple milestones and a schedule that contemplates completion in phases; as with any major construction effort, the project involves many risks that could result in cost overruns, in delays or in a failure to complete the project.
Difficulties in obtaining any requisite permits, consents (including environmental consents), licenses, planning permissions, compulsory purchase orders, or easements could adversely affect the design or increase the cost of the investment projects or delay or prevent the completion of the project or the commencement of its commercial operation. We may also experience difficulties in coordination with other projects at JFK, which could affect our schedule or impact our cost.
Although contractors typically share in cost and schedule risks, HAH and NTO may face higher-than-expected construction costs and delays (in respect of the former, not all of which may be permitted by the CAA to be included in Heathrow airport’s RAB) and possible shortages of equipment, materials, and labor due to the number of major construction projects in the London or New York areas, respectively. The commencement of commercial operations of a newly constructed facility may also give rise to start-up problems, such as the breakdown or failure of equipment or processes, failures in systems integration or lack of readiness of airline operators, closure of facilities, and disruptions of operations and compliance with budget and specifications. The ability of contractors to meet their financial or other liabilities in connection with these projects cannot be assured. The construction contracts of HAH and NTO contain restricted remedies or limitations on liability such that any such sums claimed or amounts paid may be insufficient to cover the financial impact of breach of contract.
The failure of HAH or NTO to recognize, plan for or manage the extent of the impact of construction projects could result in projects overrunning budgets, operational disruptions, capital expenditure trigger rebates to airlines, unsatisfactory facilities, safety and security performance deficiencies, and higher-than-expected operating costs.
Furthermore, Heathrow halted its expansion work in February 2020 and will review the project and the circumstances surrounding the aviation industry at present, prioritizing its recovery from COVID-19, which is expected to enable Heathrow to better assess and subsequently resume the completion of the planning application for expansion. The U.K. Government’s Airports National Policy Statement continues to provide policy support for Heathrow’s plans for a third runway and the related infrastructure required to support expanded airport operations. If Heathrow’s expansion is further disrupted in any way that is material, it could have a material adverse effect on our business, financial condition, results of operations, and prospects.
Any of these risks could affect Heathrow’s and, in due course, NTO’s day-to-day operations and impact their reputation and, consequently, have a material adverse effect on our business, financial condition, and results of operations.
These unanticipated construction and planning issues are not the only issues that could affect the successful implementation of the capital investment program of Heathrow and the investment in NTO, respectively. For example, in deciding to commit to certain investments in connection with these airports, we make certain forecasts and projections, including projections of traffic flows, which are based on assumptions that we believe are reasonable. Any differences between our forecast and projections and actual results of these airports could adversely affect our business, results of operations, prospects and financial condition. In particular, due to the early stage of the project, NTO’s actual results have a greater likelihood to differ from the forecasts and projections made at the outset, such that revenues generated from the operation of the new terminal facilities may be insufficient to support our investment obligations at NTO.
3.D.1.23 Risks relating to the Construction Business Division
3.D.1.23.1 Difficulties in securing private sector projects may adversely affect our business, financial condition, results of operations, and prospects.
Procurement by private sector companies has decreased as a result of the effects of the economic downturn. Difficulties in securing private sector projects as a result of this decrease may adversely affect our business, financial condition, results of operations, and prospects.
In addition, private sector companies may be forced to halt projects that are already underway due to a lack of funds, or they may decide to delay or abandon studies of potential projects while they await more favorable investment conditions. Whilst standard practice in the private sector is for the construction company to be paid as the works are executed, we are exposed to loss of revenue if such works are delayed or cancelled.
Reductions in project procurement and delays in the completion of projects by the private sector may adversely affect our business, financial condition, results of operations, and prospects.

3.D.1.23.2 Any failure to meet construction project deadlines and budgets may have a material adverse effect on our business, financial condition and results of operations, and prospects.
There are certain risks that are inherent to large-scale construction projects, such as supply chain shortages and increased costs of materials, machinery, and labor. If any of our contractors and sub-contractors fail to meet agreed deadlines and budgets, or if there are any interruptions arising from adverse weather conditions, unpredictable geological conditions, or unexpected technical or environmental difficulties, there may be resulting delays and excess construction costs.
Contractor and sub-contractor liability clauses, included in most standard construction agreements entered into with contractors and sub-contractors, generally cover these situations, although they may not cover the total value of any resulting losses.
In the event of construction delays, we may receive revenues later than expected and could face penalties and even contractual termination. These eventualities could increase our expenses and reduce our income, particularly if we are unable to recover any such expenses from third parties under our concessions, in which case our business, financial condition, results of operations, and prospects may be materially adversely affected.
3.D.1.24 Risks relating to the Energy Infrastructure and Mobility Business Division
3.D.1.24.1 The triggering of performance guarantees in relation to our waste management plants in the U.K. could have a material adverse effect on our business, financial condition, and results of operations.
We operate waste management plants in four main locations in the United Kingdom and most of those plants are part of four separate concession contracts with different local authorities. The four concession contracts represent the majority of our waste management operations and expire between 2033 and 2042. Other current waste management contracts expire earlier, starting in 2024. All our waste management contracts are in their operational phase, except the one with the Isle of Wight Council, whose waste to energy plant is in the commissioning phase.
Our waste management contracts include parent company guarantees related to the fulfillment of the respective underlying contract. The maximum value supported by these guarantees as of June 30, 2023, amounted to of GBP 355 million (EUR 413 million); however, in specific scenarios such as fraud, willful misconduct, or abandonment of the asset, the value to be supported by the guarantees is not capped.
The waste management business was developed, operated and guaranteed by Amey and Cespa. However, it was carved out from both groups before we sold them. Therefore, we are currently responsible for the execution of the existing contracts, including the liabilities associated to all their associated parent company guarantees, and having provided indemnities to the acquirers of Amey and Cespa for any damage either of them may suffer in relation to the UK waste management business retained by us.
In recent years, the plants have faced issues in both their construction phase and their commissioning and operation phase, particularly in the case of the Milton Keynes, Isle of Wight, and North Yorkshire (AWRP) plants. As of June 30, 2023, we recognized a provision for future losses covering these plants in the amount of GBP 49 million (EUR 57 million). The provision does not include structural costs of the business estimated at GBP 7 million (EUR 8 million) per annum.
The triggering of performance guarantees or the occurrence of further issues in connection with the operation or commissioning of the waste management plants may materially and adversely affect our business, financial condition, and results of operations.
3.D.1.24.2 We provide services to a limited number of customers in the mining sector in Chile, which is a highly regulated sector and is subject to risks.
As further discussed in “Item 4. Information on the Company—B. Business Overview—10. Regulatory Environment—7. Support services to the mining industry”, we provide services to the mining sector in Chile. Mining is a highly-regulated activity, in large part due to its inherent risks to health and safety. Health and safety standards in this sector are particularly stringent. Changes in laws, regulations and standards applicable to our businesses or the business of our customers could increase our costs of doing business, which could have a material adverse effect on our results of operations. Furthermore, any accidents or incidents involving our operations in this sector may damage our reputation and expose us to claims and litigation, increased insurance premiums or otherwise adversely impact our operations.
Currently we provide our services in this sector in Chile to a limited number of large mining companies that primarily focus on extraction and refinement of copper. Any factors that could impact our clients’ financial condition or demand for our services, such as international copper prices, a downturn in the copper mining industry due to lower demand, higher competition or other factors, could materially impact the need for our services and, in turn, have an adverse effect on our business, financial condition, and results of operations.
Furthermore, mining services and our activities in this sector are also labor intensive. Any changes in legislation that may impact labor costs, increases in salaries or lack of availability of qualified labor force could lead to increase in costs that we may not be able to pass on under our contracts in the short-term. Furthermore, lack of available qualified personnel could lead to non-compliance with requirements under our existing contracts. Any of the abovementioned factors could materially and adversely affect our business, financial condition, and results of operations.
3.D.2. Risks Related to Legal, Regulatory, and Industry Matters
3.D.2.1 We operate in highly regulated environments that are subject to changes in regulations and are subject to risks related to contracts with government authorities, which could have a material adverse effect on our business, financial condition, and results of operations.
General and industry-specific considerations. We must comply with both (i) specific aviation, toll road, waste management and treatment, public procurement, and construction and energy infrastructure sector regulations, as well as (ii) general regulations in the various jurisdictions where we operate. Each jurisdiction where we provide our services has a different risk profile and may present different risks to mitigate, including political and social tensions, locations with limited access, legal uncertainty, local content requirements, increased tax pressures, or heightened complexity of the profit margin allocation process. The current context of geo-economic crisis encourages economic policies aimed at prioritizing national or regional interests, and increasing fiscal pressure in some markets. These interventions could affect asset management and the development of future projects.
The rise of protectionist policies and political instability in some areas where we operate may lead to regulatory changes that adversely impact management of assets and expose us to new risks, a risk which has been accentuated by the macroeconomic situation generated by the conflict in Ukraine and COVID-19. As in all highly regulated sectors, any regulatory changes in any of these sectors could adversely affect our business, financial condition, and results of operations.
Environmental considerations. In the countries where we operate, there are local, regional, national, and supranational bodies which regulate our activities and establish applicable environmental regulations. These laws may impose strict liability in the event of damage to natural resources, pollution over established limits, or threats to public safety and health. Strict and/or criminal liability may mean that we could be held jointly and severally liable with other parties for environmental damage regardless of whether we have acted negligently, or that we owe fines whether or not effective or potential damage exists or is proven. Significant liability could be imposed on us for damages, clean-up costs, or penalties in the event of certain discharges into the environment and environmental contamination and damage, as has occurred in the past.
Granting and retention of concessions. Our concessions are granted by governmental authorities and are subject to special risks, including the risk that governmental authorities will take action contrary to our interests or rights under the concession agreements (this may include unilaterally terminating, amending or expropriating the concessions on public interest grounds, or imposing additional restrictions on toll rates).
This risk may be especially relevant in infrastructure assets, where we enter into most of our contracts with governmental authorities. For example, in August 2019, the City of Denver notified the concessionaire of the Great Hall Project (a consortium participated in by a subsidiary of Ferrovial Airports at the time) of its decision to unilaterally terminate the concession agreement which regulated the refurbishment, operation, and management of the Great Hall of the Denver International Airport. However, such scenarios are rare and, if they occur, fair compensation may be paid to the concessionaire in accordance to the terms of the agreement and applicable laws and regulations. For example, following termination of the concession agreement in connection with the Denver International Airport’s Great Hall Project, the concessionaire received fair payment as compensation.
Should any actions such as the above be taken by government authorities in any of the jurisdictions in which we operate, there is no certainty that adequate compensation for any losses arising from such risks will be provided by the relevant government, which could have a material adverse effect on our business, financial condition and results of operations.
3.D.2.2 We operate in highly regulated environments and are subject to risks related to the granting of permits and rights-of-way and securing land rights, which could have a material adverse effect on our business, financial condition, and results of operations.
Approvals, licenses, permits, and certificates. We require various approvals, licenses, permits, and certificates in the conduct of our business. We cannot assure that we will not encounter significant problems in obtaining new or renewing existing approvals, licenses, permits, and certificates required for the conduct of our business, nor that we will continue to satisfy the conditions under which authorities grant such authorizations. In addition, there may be delays on the part of the regulatory, administrative, or other relevant bodies in reviewing our applications and granting the required authorizations. If we fail to obtain or maintain the necessary approvals, licenses, permits, and certificates required for the conduct of our business, we may lose contracts or be required to incur substantial costs or suspend the operations of one or more of our projects. Furthermore, to bid, develop, and complete a construction project or an energy project, we may also need to obtain permits, licenses, certificates, and other approvals from the relevant administrative authorities. We cannot assure that we will be able to obtain or maintain such governmental approvals or fulfil the conditions required for obtaining the approvals or adapt to new laws, regulations, or policies that may come into effect from time to time, without undue delay or at all. Obtaining environmental permits and the acquisition of the relevant rights-of-way are key elements in the pre-construction phase of many toll roads and transmission line or energy generation projects in which we are or may be involved in the future.
Land rights and related governmental action. Additionally, we may not be able to secure, timely or at all, the land rights we need to obtain to build or extend the toll roads, develop the infrastructure assets or develop energy infrastructure projects for the concessions in which we have an interest. We principally depend on governmental action to secure such land rights, as it often involves governmental authorities taking action to expropriate the land on which the relevant infrastructure asset is to be constructed.
The entry into force of new regulations and the imposition of new or more stringent requirements as part of permits or authorizations, or a stricter application of existing regulations, may cause delays or increase our costs or impose new responsibilities, leading to lower earnings and liquidity available for our activities and the business, in turn materially adversely affecting our financial condition and results of operations.
3.D.2.3 We are subject to litigation risks, including claims and lawsuits arising in the ordinary course of business, which could have a material adverse effect on our reputation, business, financial condition, and results of operations.
We are, and in the future may be, a party to judicial, arbitration, and regulatory proceedings. We are exposed to risks derived from potential lawsuits or litigation of different kinds arising, including in the ordinary course of business. In relation to these legal risks, and according to prevailing accounting standards, when such risks are deemed probable, we must make accounting provisions. When such risks are less likely to materialize, we recognize contingent liabilities. For description of our potential significant liabilities, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—2. Legal Proceedings” and the Financial Statements. For example, as of December 31, 2022, our litigation and tax provisions amounted to EUR 272 million, including provisions of EUR 68 million to account for possible risks resulting from lawsuits and litigation in progress. The litigation provision amount remained relatively stable compared to the previous year.
Our business strategy is to focus on technically complex projects with long periods of maturation and the development of that, due to such long period of maturation, may result in non-compliance with agreed quality levels and committed deadlines. Any such non-compliance or perceived non-compliance risk may give rise to disputes with clients, counterparties, partners, or stakeholders and potential litigation. In addition, the budgetary constraints faced by some of our public clients may increase their need or willingness to litigate, and consequently increase our exposure to the risk of contractual disputes on construction and maintenance projects, as has been the case in the past with regards to certain of our projects in the United Kingdom, which can negatively impact our return on investment. For example, in 2017 we made a significant litigation provision to cover a dispute in connection with now-divested Amey’s problem roads contract with the Birmingham City Council.
Several types of claims may arise in connection with this risk, including:
(i)
claims relating to compulsory land purchases required for toll roads construction;

(ii)
claims relating to defects in construction projects performed or services rendered;

(iii)
claims for third party liability in connection with the use of our assets or the actions of our employees;

(iv)
employment-related claims;

(v)
environmental claims; and

(vi)
claims relating to tax inspections.

Also, criminal claims against our employees may arise, such as the proceedings relating to potential irregularities in tenders organized by the Warsaw Municipal Wastewater Treatment Works for contracts for municipal waste disposal. For further information on this matter, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—2. Legal Proceedings—1. Litigation and other contingent liabilities relating to the Toll Roads Business Division.”
An unfavorable outcome, including an out-of-court settlement, in one or more of such proceedings beyond our total litigation provisions, as well as material new claims and proceedings, could have a material adverse effect on our reputation, business, financial condition, and results of operations.
3.D.3. Risks Relating to Our Structure and Financial Risks
3.D.3.1 The Company is a holding company with no direct cash generating operations and relies on our operating Group Companies to provide itself with funds necessary to meet its financial obligations, which could have an adverse effect on our business, financial position, results of operations, and prospects.
The Company is a holding company with no material, direct business operations. The principal assets of the Company are its equity interests in the Group Companies. The Company depends on our operating Group Companies to meet its financial obligations, including its expenses as a publicly traded company and the payment of dividends. The funds the Company receives from our Group Companies are in the form of dividend distributions, loans, and other payments.
Regarding our Companies’ dividend distributions, the amount and timing of such distributions will depend, among other factors, on the laws of our operating Group Companies’ respective jurisdictions, their operating performance, the decisions of other shareholders of such entities, any restrictions arising in connection with any anticipated actions from the rating agencies, as well as any financing arrangements entered into by such Group Companies which restrict their ability to distribute dividends.
For example, due to the impact of COVID-19, HAH requested a waiver of the Heathrow Finance plc applicable interest cover ratio (“ICR”) covenant in 2021. The conditions of such waiver do not permit dividend payments until the regulatory asset ratio (“RAR”) is below 87.5%. In addition, due to the impact of COVID‑19, AGS entered into an agreement to amend and extend its debt facility. The agreement does not allow dividend distribution for its duration. Similarly, due to the impact of COVID-19, 407 ETR experienced significant declines in traffic volumes, which decreased operating revenues and the resulting dividends. As a result of these impacts, in 2021 Heathrow did not distribute dividends, AGS did not distribute dividends, and

407 ETR paid reduced dividends of EUR 164 million. In 2022, Heathrow and AGS did again not distribute dividends, and 407 ETR paid dividends of EUR 237 million (compared to EUR 164 million in 2021).
Additionally, as an equity investor in our Group Companies, the Company’s right to receive assets upon such Group Companies’ liquidation or reorganization would be effectively subordinated to the claims of creditors. To the extent that the Company is recognized as a creditor of subsidiaries, the Company’s claims may still be subordinated to any security interest in, or other lien on, the relevant Group Company’s assets and to any of its debt or other (lease) obligations that are senior to the Company’s claims.
3.D.3.2 Our joint venture and partnership operations could be affected by our reliance on our partners’ financial condition, performance, and decisions, which could have a material adverse effect on our business, financial position, results of operations, and prospects.
A relevant number of our operations are conducted through joint ventures and partnerships, including holding non-controlling interests in companies that operate some of our main infrastructure assets, such as Heathrow and the 407 ETR. For further information in respect to our associates in collaboration with whom we operate certain of our assets and investments (i.e., the companies accounted for using the equity method) see “Item 4. Information on the Company—B. Business Overview—3. Group Overview—3. Our Business Divisions.”
We may continue to enter into arrangements subject to joint control, such as joint ventures or minority ownership. Joint ventures, related partnerships, and minority ownership interests are subject to risks related to oversight and control, compliance, competing business interests, financial liabilities, and difficulties to dispose of the stake due to the existence of pre-emptive rights. Disputes with joint venture partners may result in the loss of business opportunities or intellectual property or disruption to, or termination of, the relevant joint venture, as well as to litigation or other legal proceedings. In the event that risks related to oversight and control, compliance, competing business interests, financial liabilities, and difficulties to dispose of the stake, in respect of joint ventures, joint venture partners and minority shareholders materialize, this could result in financial, reputational, and legal consequences, which could have a material adverse effect on our business, results of operations, and financial condition.
Investment partners may have economic or other interests that do not align with our interests. Furthermore, investment partners may be in a position to take or influence actions contrary to our interests and plans, which may create impasses on decisions and affect our ability to implement our strategies and dispose of the affected concession or entity.
In certain situations, we may not have a controlling stake, and consequently, payment of dividends to us may be blocked by our partners, which may result in us not being able to optimize the management and value of the specific joint venture or partnership. Finally, as a result of different interests between the partners, disputes may develop, resulting in us incurring litigation or arbitration costs and distracting our management from its other tasks. Any of these factors may adversely affect our business, financial condition, and results of operations.
Examples of projects in which we do not have a controlling stake include some of our main assets, such as our 25.0% indirect ownership interest in HAH, the company that owns and operates Heathrow airport, our 43.2% ownership interest in 407 International Inc., the concession operator of the 407 ETR, our 24.9% ownership interest in IRB Infrastructure Developers (“IRB”), an Indian toll road builder and operator, and our indirect 49.0% ownership interest in JFK NTO, the concessionaire entity that manages the NTO at JFK concession.
For the year ended December 31, 2022, our total dividends received from our infrastructure assets amounted to EUR 475 million, of which EUR 191 million were received from consolidated entities (40.2% of such total dividends) and EUR 284 million were received from equity-accounted companies (i.e., business activities with companies in which joint control is identified) from joint venture and partnership operations (59.8% of such total dividends).
In addition, the success of our joint ventures and partnerships depends on the partner’s satisfactory performance of their obligations. If our partners fail to satisfactorily perform their obligations as a result of financial or other difficulties, the joint venture or partnership may be unable to adequately perform contracted services. Under these circumstances, we may be required to make additional investments to ensure the adequate performance of the contracted services.

Furthermore, mainly in connection with the Construction Business Division, we could be jointly and severally liable for both our obligations and those of our partners (although we generally execute counter guarantees with our partners in order to be left harmless). In addition, in the ordinary course of our business, we undertake to provide guarantees and indemnities in respect of the performance of the contractual obligations of our joint venture entities and partnerships. These guarantees and obligations may give rise to a liability to the extent the respective entity fails to perform its contractual obligations. A partner may also fail to comply with applicable laws, rules, or regulations, which may further result in our liability.
Any of the above factors could have a material adverse effect on our business, financial condition, results of operations, and prospects.
3.D.3.3 An increase in inflation may negatively affect our results of operations (mainly in the Construction Business Division) and an increase in real rates or an increase in inflation with no economic growth may decrease the value of our assets, which could have a material adverse effect on our business, financial condition, and results of operations.
Although we are positively exposed to inflation risk in general terms, through toll rates with a great degree of flexibility or inflation indexation, under scenarios of low or negative economic growth and high inflation, the additional revenue generated by the toll rate increases may be limited by the negative impact of such increases on traffic volumes. In addition, if real rates (interest rates adjusted for the effects of inflation) increase, the value of our assets may be affected, as the effect on present value of discount rates would be offsetting the benefits of inflation in toll highways.
The recent rise in inflation may have an adverse effect on operating margins under the construction contracts due to increases in the cost of raw materials and energy, which may affect expected profitability. Although this risk is partially mitigated in certain jurisdictions by inflation-related price adjustment clauses in contracts (such as in Poland and in certain contracts in Spain), the risk may not be adequately hedged from the effects of inflation, which could have a material adverse effect on our business, financial condition, and results of operations.
We have entered into an inflation derivative in connection with Autema, a toll road project in Spain, in order to fix the inflation component of our revenue from this project. An increase in inflation would have a negative fair value impact on this derivative, and could as such have a material adverse effect on our business, financial condition, and results of operations. However, since infrastructure projects such as Autema are treated as financial interests, any such impact would not affect the “Cash flows excluding infrastructure project companies”, where infrastructure project companies, as Autema itself, are treated as financial interests.
3.D.3.4 Exchange rate fluctuations could have a material adverse effect on our business, financial condition, and results of operations.
We have exposure to foreign currency, mainly to the pound sterling, the U.S. dollar, the Indian rupee, the Canadian dollar, the Polish zloty, the Chilean peso, the Colombian peso, and the Australian dollar.
Our foreign exchange rate risks arise primarily from:
(i)
our international presence, through our investments and businesses in countries that use currencies other than the euro;

(ii)
debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt; and

(iii)
trade receivables or payables in a foreign currency to the currency of the company with which the transaction was registered.

In analyzing sensitivity to exchange rate effects, we estimate that a 10% depreciation in the value of the euro at year-end against the main currencies in which we hold investments would have an impact on our equity attributable to shareholders of EUR 196 million, 28% of which would relate to the impact of the pound sterling, 23% to the U.S. dollar, 9% to the Canadian dollar and 2% to the Indian rupee.

We establish our hedging strategy by analyzing past fluctuations in both short- and long-term exchanges rates and have monitoring mechanisms in place, such as future projections and long-term equilibrium exchange rates. These hedges are made by arranging foreign currency indebtedness, foreign currency deposits, or financial derivatives.
Although we enter into foreign exchange derivatives to cover our significant future expected operations and cash flows, any current or future hedging contracts or foreign exchange derivatives we enter into may not adequately protect our operating results from the effects of exchange rate fluctuations which could have a material adverse effect on our business, financial condition, and results of operations. We are subject to the creditworthiness, and, in certain circumstances, the early termination of the hedging agreements by hedge counterparties.
We cannot assure that future exchange rate fluctuations will not have a material adverse effect on our business, financial condition, and results of operations.
3.D.3.5 Interest rate fluctuations may affect our net financial expense, which could have a material adverse effect on our business, financial condition, and results of operations.
Interest rate fluctuations affect our business, which may impact our net financial expense due to the variable interest on financial assets and liabilities, as well as the measurement of financial instruments arranged at fixed interest rates.
Certain of our indebtedness bears interest at variable rates, generally linked to market benchmarks such as EUR IBOR, Secured Overnight Financing Rate (“SOFR”), London Interbank Offered Rate (“LIBOR”), and Sterling Overnight Interbank Average Rate (“SONIA”). Any increase in interest rates would increase our finance costs relating to variable rate indebtedness and increase the costs of refinancing existing indebtedness and of issuing new debt. This interest rate fluctuation risk is particularly important in the financing of infrastructure projects and other projects, which are heavily leveraged in their early stages and the performance of which depends on possible changes in the interest rate.
For example, a linear increase of 100 basis points in market interest rate curves as of December 31, 2022 would increase financial expenses in our income statement by an estimated EUR 11 million, of which EUR 3 million would relate to our interest in infrastructure project companies and EUR 8 million would relate to our interest in ex-infrastructure project companies. This impact would be offset by any increases in financial results due to the expected higher return of cash held by us as of that specific date.
Although we enter into hedging arrangements to cover interest rate fluctuations on a portion of its debt, any current or future hedging contracts or financial derivatives entered into by us may not adequately protect our operating results from the effects of interest rate fluctuations, which could have a material adverse effect on our business, financial condition, and results of operations. We are subject to the creditworthiness of hedge counterparties and, in certain circumstances, the early termination of the hedging agreements by hedge counterparties in the context of interest rate risk arrangement.
We cannot assure that future interest rate fluctuations would not have a material adverse effect on our business, financial condition, and results of operations.
3.D.3.6 We may not be able to effectively manage the exposure of our liquidity risk, which could have a material adverse effect on our business, financial condition, and results of operations.
Our assets, especially our infrastructure assets, must be able to secure significant levels of financing for us to be able to carry out our operations (for example, regarding the NTO project at JFK or the AGS airports). Certain industries in which we operate, such as airports and toll roads, are by nature capital-intensive businesses. Therefore, the development and operation of our assets, especially infrastructure concession assets, require a high level of financing.
Our ability to secure financing depends on several factors, many of which are beyond our control, including:
(i)
general economic conditions;

(ii)
developments in the debt or capital markets;

(iii)
the availability of funds from financial institutions; and

(iv)
monetary policy in the markets in which we operate.

Our ability to make payments on and to refinance our debt, as well as to fund future working capital and capital expenditures, will also depend on our future operating performance and ability to generate sufficient cash. Credit markets are subject to fluctuations that may result in periodic tightening of the credit markets, including lending by financial institutions, which will be a source of credit for us, and affect our customers’ and suppliers’ borrowing and liquidity. There is a risk that the markets that provide funding will not always be available to us due to unexpected events, which may lead to a situation where we cannot honor our liabilities in time. This could also lead to an increase in cost of capital. In such an environment, it may be more difficult and costly for us to refinance our maturing financial liabilities. In addition, if the financial condition of our customers or suppliers is negatively affected by illiquidity, their difficulties could also have a material adverse effect on us.
For example, AGS finances its activities through funds generated from operations and has access to external debt and shareholders’ loan facilities. In 2021, Ferrovial injected GBP 35 million in AGS through a combination of equity and a shareholder loan and negotiated amendments and an extension of AGS’ debt facility with unanimous approval from all lenders. Under the aforementioned agreement, AGS’s debt facility will mature on June 18, 2024. As of the date of this registration statement an additional GBP 30 million equity commitment remains undrawn. AGS and its shareholders are confident that new financing facilities will be concluded to support AGS’s operational funding needs beyond June 2024. However, if AGS is not able to effectively refinance its debt facility to fund its operational financing needs beyond June 2024, this may have a material adverse effect on our business, financial condition, results of operations, and prospects. Apart from the aforementioned AGS debt facility, there are no other material maturities in the short term (i.e., in 2023 and 2024) in connection with the financing of infrastructure projects. As it pertains to ex-infrastructure borrowings, there are a number of facilities and bonds maturing in 2023 and 2024. If we are unable to secure additional financing on favorable terms, or at all, out growth opportunities would be limited and our business, financial condition, and results of operations may be materially adversely affected.
Our ability to effectively manage our credit risk exposure may affect our business, financial condition, and results of operations. We are exposed to the credit risk implied by default on the part of a counterparty (customer, provider, partner, or financial entity), which could impact our business, financial condition, and results of operations.
In spite of signs of recovery in the global economy, the risk of late payment in both the public and private sectors is currently increased due to the effects of the global financial crisis. The cost of government financing and financing of other public entities has also increased due to financial stress in Europe, and this may represent an increased risk for our public sector clients.
Although we actively manage this credit risk through credit scoring and eventually, in certain cases, the use of non-recourse factoring contracts and credit insurance, our risk management strategies may not be successful in limiting our exposure to credit risk, which could adversely affect our business, financial condition, and results of operations.
3.D.3.7 We have entered into equity swaps which could result in losses and have a material adverse effect on our business, financial condition, and results of operations.
We entered into equity swaps linked to our share price in order to hedge any potential asset losses derived from the different incentive share plans to which we are a party. Under the general terms of these equity swaps, if, at the maturity date of each equity swap, our share price decreases below a reference share price (i.e., the strike price agreed at the inception of each equity swap), we will make a payment to the counterparty. However, if, at the maturity date of each swap, the share price increases above the reference price, we will receive payment from the counterparty. During the lifetime of the equity swaps, the counterparty will pay us cash amounts equal to the dividends generated by those shares and we will pay the counterparty a floating interest rate.
Further, whilst the equity swaps are not deemed to be hedging derivatives under International Accounting Standards (“IAS”), their market value during a given period of time has an effect on our income statement, which will be positive if the share price increases or negative if the share price decreases during that period. If our share price decreases below the reference price, the market value of the swap will decrease and our business, financial condition, and results of operations may be materially adversely affected.
3.D.3.8 The level of some of our Group Companies’ contributions to pension schemes in specific entities we participate in the U.K. may vary, which could have a material adverse effect on our business, financial condition, and results of operations.
We have to contribute to the public employee pension scheme in the United Kingdom in connection with our investment in HAH. The funding position of Heathrow pension schemes may vary from time to time, including due to fluctuations in investment fair values or changes on actuarial assumptions, thereby affecting the level of Heathrow’s pension costs. Increased pension costs resulting from variations to our Group Companies’ pension schemes’ funding positions could, in turn, have a material adverse effect on our business, financial condition, and results of operations.
3.D.3.9 Our shareholders in the United States may have difficulty bringing actions and enforcing judgements, against us, our directors and our executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof.
We are incorporated in the Netherlands and the vast majority of our directors and executive officers reside outside the United States, primarily in Spain or the Netherlands. As a result, our shareholders’ ability to bring an action against these individuals or us in the United States in the event that the shareholders believe their rights have been infringed under the U.S. federal securities laws or otherwise, or the procedures in relation thereto, may be subject to uncertainties. Even if our shareholders are successful in bringing an action of this kind, whether they can successfully enforce a judgment against our directors, executive officers or us outside the United States is subject to substantial uncertainty.
3.D.4 Risks Relating to Tax
3.D.4.1 The Spanish Tax authorities may consider the Merger to fall outside of the Special Tax Neutrality Regime’s protection, which could have a material adverse effect on our business, financial condition, and results of operations.
The Company has applied the special tax neutrality regime implemented in Spain pursuant to Chapter VII of Title VII of the Spanish Law 27/2014 of November 27 on Corporate Income Tax and its implementing regulations, as approved by Decree Law 634/2015 of July 10 (the “Spanish CIT Law”), implementing in Spain the Council Directive 2009/133/EC of 19 October 2009 on the common system of taxation applicable to mergers, divisions, partial divisions, transfers of assets and exchanges of shares concerning companies of different Member States and to the transfer of the registered office of an SE or SCE between Member States (the “EU Merger Directive”), to the Merger completed on June 16, 2023. Under this tax neutrality regime, the Merger benefits from total or partial tax neutrality consisting in the deferral of tax due to the capital gains or losses that may have arisen in connection with the Merger while maintaining the tax basis of the assets and shares affected by the Merger.
In connection with the application of the special tax neutrality regime, there is a potential risk of a challenge by the Spanish tax authorities. Specifically, the Spanish tax authorities may, in the course of a tax audit, consider that the Merger did not take place for a valid business reason and instead occurred with the main intention of obtaining a tax advantage, a position that the Company expressly rejects. In such case, the Spanish Tax Authorities may deny the application of such special regime and reverse the intended tax advantages.
Should the Spanish Tax Authorities make such a determination, they will seek to eliminate any intended tax advantage. The main difference in taxation between the Spanish and the Dutch Corporate Income Tax (“CIT”) regimes is the participation exemption—while the Netherlands has full participation exemption, in Spain, although the tax payers enjoy a participation exemption, 5.0% of such exempt dividends and gains are included in the CIT taxable base. If the Spanish Tax Authorities conclude that avoidance of the inclusion of 5.0% of the exempt dividends and gains in the CIT taxable base is a tax advantage the Company sought, they may as a result assess the CIT due on the difference between the fair market value of our assets transferred as a result of the Merger not allocated to a branch in Spain and the assets’ tax basis. In this regard, the main impact would derive from the gains on the transfer of the Shares; however, only 5.0% of the gains would be effectively subject to taxation at a 25.0% CIT rate; such part of the gains would be further reduced by the carry-forward losses that Ferrovial had and deductible expenses, including financial expenses and pending tax credits.
Although the Company does not believe the foregoing would materially affect our overall business or financial condition, the tax impact will depend on the appraisal of transferred assets market value made by the competent authorities, and it could nevertheless result in a significant additional cost.
3.D.4.2 We are subject to complex tax laws, including changes thereof, in the jurisdictions in which we operate which could have a material adverse effect on our business, financial condition, results of operations, cash flows, and prospects.
We are subject to complex tax legislation in the jurisdictions in which we operate. Our tax treatment depends on the determination of facts and interpretation of complex provisions of applicable tax law, for which no clear precedent or authority may be available. Any failure to comply with the tax laws or regulations applicable to us may result in reassessments, late payment interest, fines, and penalties.
We are exposed to risks based on transfer pricing rules applying to intra-group transactions. Pursuant to such rules, related companies and enterprises are required to conduct inter-company transactions at arm’s length (i.e., on terms which would also apply among unrelated third parties in comparable transactions) and to sufficiently document the relevant transactions. Although we endeavor to follow such arm’s length principle, tax authorities might challenge the transfer pricing model we have implemented, which may result in disputes, double taxation in two or more jurisdictions, and the imposition of interest and penalties on underpaid taxes.
The tax rules applicable to us are consistently under review by persons involved in the legislative process and tax authorities, which may result in the passing of new tax laws, new or revised interpretations of established concepts, statutory changes, new reporting obligations, revisions to regulations, and other modifications and interpretations. Our present tax treatment may be modified by administrative, legislative, or judicial interpretation at any time, and any such action may apply on a retroactive or retrospective basis.
Any change in current tax legislation (including conventions for the avoidance of double taxation) in the countries where we operate or a change in the interpretation of such legislation by the tax authorities, as well as any change in accounting standards as a result of the application of tax regulations, could have a material adverse effect on our business, operating results, and financial position of the Company and our Group Companies. There is also a risk that unexpected tax expenses may arise or that tax authorities may challenge the general transfer pricing policy we have adopted, which could have a material adverse effect on our business, operating results, and financial position.
We continue to assess the impact of changes in tax laws and interpretations on our businesses and may determine that changes to our structure, practice, tax positions, or the manner in which we conduct our businesses are necessary in light of such changes and developments in the tax laws of the jurisdictions in which we operate. Such changes may nevertheless be ineffective.
For example, the G20/OECD Inclusive Framework has been working on addressing the tax challenges arising from the digitalization of the economy. One of the solutions to address the impact and consequence of the digitalization of the global economy is the Organization for Economic Cooperation and Development’s (the “OECD”) Pillar One and Pillar Two blueprints, released on October 12, 2020. Pillar One refers to the re-allocation of taxing rights to jurisdictions where sustained and significant business is conducted, regardless of a physical presence, and Pillar Two contains a minimum tax to be paid by the multinational enterprises. On December 14, 2022, the EU approved implementation of Pillar Two and the EU member states must, therefore, implement the Council Directive (EU) 2022/2523 of December 14, 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the Union generally by December 31, 2023.
The Dutch legislative proposal to transpose Pillar Two in the Dutch corporate tax system, titled “Minimum Tax Act 2024 (Pillar Two)”, was submitted to the Dutch Parliament for the vote on May 31, 2023. It is currently expected that the Netherlands will meet the implementation deadline of December 31, 2023.

This measure will ensure that multinationals are subject to a corporation tax rate of at least 15.0%, preventing them from shifting profits to low-tax jurisdictions in order to minimize the tax that they pay. The Company’s current view is that the Minimum Tax Rate Act 2024 should not lead to adverse tax consequences for the Group, but this measure could have an adverse effect on the Company’s tax compliance burden. In principle, the Minimum Tax Rate Act 2024 should not lead to an increase in taxes payable by us, as we develop our activity in jurisdictions with a nominal tax rate for CIT purposes above the minimum 15.0% threshold, but it could have an adverse effect due to the potential increase in our tax compliance obligations.
The original treatment of a tax-relevant matter in a tax return, tax assessment, or otherwise could later be found incorrect and as a result, we may be subject to additional taxes, interest, penalty payments, and social security payments. Such reassessment may be due to an interpretation or view of laws and facts by tax authorities in a manner that deviates from our view.
We are subject to tax audits by the respective tax authorities on a regular basis. As a result of ongoing and future tax audits or other reviews by the tax authorities, additional taxes could be imposed that exceed the provisions reflected in previous financial statements. This could lead to an increase in our tax obligations, either as a result of the relevant tax payment being assessed directly against the Company or as a result of becoming liable for the relevant tax as a secondary obligor due to the primary obligor’s failure to pay such taxes. Consequently, we may have to engage in tax litigation to defend or achieve results reflected in prior estimates, declarations, or assessments which may be time-consuming and expensive. We are subject to pending litigation on tax matters which could result in a material amount of tax becoming payable. For further details, see “—3. The final outcome of ongoing tax proceedings could adversely affect our after-tax profitability and financial results.”
The materialization of any of the above risks could have a material adverse effect on our business, financial condition, results of operations, cash flows, and prospects.
3.D.4.3 The final outcome of ongoing tax proceedings could adversely affect our after-tax profitability and financial results.
We are a Dutch-based Group with operations in several countries and, thus, are subject to tax in multiple jurisdictions. Significant judgment is required in determining our global provision for income taxes, deferred tax assets and liabilities and in evaluating our tax positions in these jurisdictions. For further details, see “—2. We are subject to complex tax laws, including changes thereof, in the jurisdictions in which we operate which could have a material adverse effect on our business, financial condition, results of operations, cash flows, and prospects.” We are subject to tax audits and tax litigation, which could be complex and may require an extended period of time to resolve. While we believe that our tax positions are consistent with the tax laws of the jurisdictions in which we conduct our business, it is possible that these positions may be overturned by the relevant tax authorities.
Specifically, we are currently involved in a tax proceeding relating to a previous tax assessments at a supranational level, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—2. Legal Proceedings—6. Tax-Related Proceedings.” The outcome of this or any future tax proceedings may have a significant impact on our tax provisions and could have a material adverse effect on our business, financial condition, results of operations, cash flows, and prospects.
3.D.4.4 Potential amendments on the convention for the avoidance of double taxation between the Netherlands and Spain may provide less benefits to the Group and the Company’s shareholders, which can potentially lead to adverse tax consequences for either the Group or the Company’s shareholders.
The convention for the avoidance of double taxation between the Netherlands and Spain, entered into by those countries on June 16, 1971, is currently being renegotiated. The existing tax treaty provides for rules that reduce or eliminate double taxation of income earned by residents of either country from sources within the other country. Consequently, the Group and the Company’s shareholders may currently, under the terms of the existing tax treaty, be entitled to tax benefits, such as exemption from certain income taxation, reduced tax rates, and other benefits. As a consequence of the treaty renegotiation, a new or amended tax treaty may be concluded which differs from the current tax treaty, which can potentially lead to adverse tax consequences for either the Group or the Company’s shareholders, or both, to the extent they are currently entitled to benefits of the existing tax treaty.
3.D.4.5 The recoverability of our deferred tax assets may be subject to certain limitations, which could have a material adverse effect on our business, financial position, results of operations, and prospects.
As of December 31, 2022, a significant portion of our recognized deferred tax assets was tax loss carry-forwards and prepaid taxes from losses incurred by the Company and its subsidiaries. In Spain, for the purpose of assessing the recoverability of tax loss carry-forwards by our Spanish tax consolidated group, we have decided not to record all the tax credits for accounting purposes, in view of a reasonable doubt that they may be recovered in the short- or medium-term.
Our current and deferred income taxes may be further impacted by events and transactions arising in the normal course of business, as well as by special non-recurring items or changes in the applicable tax laws. Changes in the assumptions and estimates made by our management may result in our inability to recover our deferred tax assets if we consider that it is not probable that a taxable profit will be available against which the deductible temporary difference can be used. A future change in applicable tax laws could also limit our ability to recover our deferred tax assets. Additionally, currently ongoing or potential future tax audits and adverse determinations by the Spanish tax authorities may affect the recoverability of our deferred tax assets.
Moreover, as a result of the Merger, the Company’s and its Dutch subsidiaries’ ability to use carry-forward losses and other tax attributes for Dutch tax purposes that arose prior to the Merger to offset taxable income that arises after the Merger may be subject to certain limitations, as certain rules apply to restrict such an entity’s use of carry-forward losses incurred prior to the Merger only to profits arising after the Merger that are attributable to such entity. Any such limitation on the Company’s or its Dutch subsidiary’s use of carry-forward losses or other tax attributes may adversely affect our business, financial position, results of operations, and prospects.
The Company and its Spanish subsidiaries that apply the special CIT group regime (“CIT Group Regime”) allowing entities residing in Spain and permanent establishments forming part of a group regime to be taxed as a single CIT payer (the “Spanish CIT group”) would also face restrictions on its ability to use carry-forward losses and other tax attributes for Spanish tax purposes.
The amounts of tax credits the future use of which could be impacted by these legal restrictions are: (i) in Spain, EUR 160 million of tax loss carry-forwards tax credits and EUR 43 million of other tax credits, with only EUR 3 million recorded in books as deferred tax assets, and (ii) in the Netherlands, EUR 18 million of tax loss carry-forwards tax credits.
3.D.4.6 If the Company ceases to be a resident in the Netherlands for the purposes of a tax treaty concluded by the Netherlands and in certain other events, the Company’s shareholders could potentially be subject to a proposed Dutch dividend withholding tax in respect of a deemed distribution of the entire market value of the Company less paid-up capital.
Under a law proposal currently pending before the Dutch parliament, the DWT Exit Tax, the Company will be deemed to have distributed an amount equal to its entire market capitalization less recognized paid-up capital immediately before the occurrence of certain events, including if the Company ceases to be a Dutch tax resident for purposes of a tax treaty concluded by the Netherlands with another jurisdiction and becomes, for purposes of such tax treaty, exclusively a tax resident of that other jurisdiction, which is the “qualifying jurisdiction.” A qualifying jurisdiction is a jurisdiction other than a member state of the EU/EEA that does not impose a withholding tax on distributions, or that does impose such tax but that grants a step-up for earnings attributable to the period prior to the Company becoming exclusively a resident in such jurisdiction. This deemed distribution would be subject to a 15.0% tax insofar it exceeds a franchise of EUR 50 million. The tax is payable by the Company as a withholding agent. A full exemption applies to entities and individuals who are resident in an EU/EEA member state or a state that has concluded a tax treaty with the Netherlands that contains a dividend article, provided the Company submits a declaration confirming the satisfaction of applicable conditions by qualifying shareholders within one month following the taxable event. The Company would be deemed to have withheld the tax on the deemed distribution and have a statutory right to recover this from the shareholders. Dutch resident shareholders qualifying for the exemption are entitled to a credit or refund, and non-Dutch resident shareholders qualifying for the exemption are entitled to a refund, subject to applicable statutory limitations, provided the tax has been actually recovered from them.
The DWT Exit Tax has been amended several times since its initial proposal and is under ongoing discussion. It is therefore not certain whether the DWT Exit Tax would be enacted and if so, in what form. If enacted in its present form, the DWT Exit Tax will have retroactive effect as from December 8, 2021.
3.D.4.7 The Company operates so as to be treated exclusively as a resident of the Netherlands for tax purposes, but other jurisdictions may also claim taxation rights over the Company, which could have a material adverse effect on our business, financial condition, results of operations, cash flows, and prospects, and on the net cash proceeds received by the Company’s shareholders in respect of distributions by the Company.
The Company has established its organizational and management structure in such a manner that the Company should be regarded to have its residence for tax purposes exclusively in the Netherlands and to exclusively qualify as a Dutch tax resident for purposes of the Dutch Dividend Withholding Tax Act and the Dutch Corporate Income Tax Act.
However, the determination of the Company’s residency for tax purposes depends primarily upon its place of effective management, which is largely a question of fact, based on all relevant circumstances. Therefore, no assurance can be given regarding the final determination of the Company’s tax residency by the relevant tax authorities. If the tax authorities of a jurisdiction other than the Netherlands take the position that the Company should be treated as a tax resident of exclusively that jurisdiction (including for purposes of a tax treaty), the Company may be liable to pay an exit tax for Dutch income tax purposes and may also become subject to income tax in such other jurisdiction. See “—6. If the Company ceases to be a resident in the Netherlands for the purposes of a tax treaty concluded by the Netherlands and in certain other events, the Company’s shareholders could potentially be subject to a proposed Dutch dividend withholding tax in respect of a deemed distribution of the entire market value of the Company less paid-up capital.” In addition, this assessment would result in the Company no longer being part of the Dutch fiscal unity headed by it, which may subsequently result in certain deconsolidation charges becoming due, and the loss or restriction of certain tax assets such as carry-forward tax losses.
If the Company is regarded to also have its residence for tax purposes in any other jurisdiction(s) than the Netherlands, the shareholders could become subject to dividend withholding tax in such other jurisdiction(s), as well as in the Netherlands.
In each case, this could have a material adverse effect on our business, financial condition, results of operations, cash flows, and prospects, and on the net cash proceeds received by shareholders in respect of distributions by the Company. The impact of these risks differs depending on the jurisdictions and tax authorities involved and the Company’s and its shareholders’ ability to resolve double taxation issues, for instance through mutual agreement procedures and other dispute resolution mechanisms under an applicable tax treaty, the dispute resolution mechanism under Council Directive (EU) 2017/1852 of 10 October 2017 on tax dispute resolution mechanisms in the European Union (the “EU Arbitration Directive”) (in the case of an EU jurisdiction), or judicial review by the relevant national courts. These procedures require substantial time, costs, and efforts, and it is not certain that double taxation issues can be resolved in all circumstances.
3.D.4.8 If the Company is classified as a passive foreign investment company for U.S. federal income tax purposes, U.S. investors in Company’s Shares may be subject to adverse U.S. federal income tax consequences.
A non-U.S. corporation will be classified as a passive foreign investment company (“PFIC”) for any taxable year if, either: (i) 75.0% or more of its gross income for the taxable year consists of “passive income” for the purposes of the PFIC rules (including dividends, interest, and other investment income, with certain exceptions) or (ii) at least 50.0% of the value of its assets for the taxable year (determined based upon a quarterly average) is attributable to assets that produce or are held for the production of “passive income.” The PFIC rules also contain a look-through rule whereby the Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25.0% or more (by value) of the stock.
Whether the Company is treated as a PFIC is a factual determination to be made annually after the close of each taxable year and thus may be subject to change. The Company’s PFIC status for each taxable year will depend on facts including the composition of the Company’s assets and income, as well as the value of the Company’s assets (which may fluctuate with the Company’s market capitalization) at such time. Based on the nature of the Company’s business, the ownership, and the composition of the income, assets, and operations of the Company, although not free from doubt, the Company believes it was not a PFIC for the taxable year ending December 31, 2022, and does not expect to be treated as a PFIC for the current taxable year.
The determination of the Company’s PFIC status is complex and subject to ambiguities. In addition, the Company’s PFIC status for the current and future taxable years depends, in large part, on the expected value of its goodwill, which could fluctuate significantly. Moreover, the U.S. Internal Revenue Service (“IRS”) or a court may disagree with the Company’s determinations, including the manner in which the Company determines the value of the Company’s assets and the percentage of the Company’s assets that are passive assets under the PFIC rules. Therefore, there can be no assurance that the Company will not be classified as a PFIC for the current taxable year or for any future taxable year. If the Company is treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—2. Material U.S. Federal Income Tax Consequences”) held ordinary shares, such U.S. Holder could be subject to adverse U.S. federal income tax consequences. See “Item 10. Additional Information—E. Taxation—2. Material U.S. Federal Income Tax Consequences” for further discussion on this matter.
3.D.4.9 Changes to applicable tax laws and regulations or exposure to additional income tax liabilities could affect our future business and profitability.
We are a Dutch company and thus subject to Dutch corporate income tax as well as other applicable local taxes on our operations. Our subsidiaries are subject to the tax laws applicable in their respective jurisdictions of incorporation. New local laws and policy relating to taxes, whether in the Netherlands or in any of the jurisdictions in which our subsidiaries operate, may have an adverse effect on our future business and profitability. Further, existing applicable tax laws, tax rates, statutes, rules, regulations, treaties, administrative practices and principles, judicial decisions or ordinances could be interpreted, changed, modified or applied to us or our subsidiaries in a manner that could adversely affect our after-tax profitability and financial results, in each case, possibly with retroactive effect.
Additionally, there is also a high level of uncertainty in today’s tax environment stemming from both global initiatives put forth by the OECD, and unilateral measures being implemented by various countries due to a lack of consensus on these global initiatives. As an example, the OECD has put forth two proposals, Pillar One and Pillar Two, that revise the existing profit allocation and nexus rules (profit allocation based on location of sales versus physical presence) and ensure a minimal level of taxation, respectively (as of November 4, 2021, the OECD published that 137 countries have agreed on Pillar Two, which is expected to be implemented by 2023 and to enforce a minimum global tax rate of 15.0%). Further, unilateral measures, such as digital services tax and corresponding toll rates in response to such measures, are creating additional uncertainty. If these initiatives are implemented, they may negatively impact our financial condition, tax liability and results of operations and could increase our administrative costs.
3.D.4.10 Our tax obligations may change or fluctuate, become significantly more complex or become subject to greater risk of examination by taxing authorities, including as a result of plans to expand our business operations, including to jurisdictions in which tax laws may not be favorable, any of which could adversely affect our after-tax profitability and financial results.
We currently operate in several jurisdictions in addition to the Netherlands and Spain, such as the United States, Canada, the United Kingdom and Poland, among other. In the event that our business expands to additional jurisdictions, our effective tax rates may fluctuate widely. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under the International Financial Reporting Standards (“IFRS”), changes in deferred tax assets and liabilities, or changes in tax laws. Factors that could materially affect our future effective tax rates include, but are not limited to:
(i)
changes in tax laws or the regulatory environment;

(ii)
changes in accounting and tax standards or practices;

(iii)
changes in the composition of operating income by tax jurisdiction; and

(iv)
pre-tax operating results of our business.

Outcomes from audits or examinations by taxing authorities could have an adverse effect on our after-tax profitability and financial condition. Additionally, foreign tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. If we do not prevail in any such disagreements, our profitability may be affected.
3.D.5 Risks Related to Our Ordinary Shares
3.D.5.1 The payment of future dividends will depend on our financial condition and results of operations, which could negatively impact the market price of the shares.
The Company is a European public limited liability company (Societas Europaea) organized under the laws of the Netherlands. Under Dutch law, distribution of dividends may take place only after the adoption of the Company’s annual accounts referred to in article 2:391 2 of the Dutch Civil Code (Burgerlijk Wetboek) (the “BW”) by the general meeting of the Company (the “General Meeting”), showing that the distribution is allowed. Furthermore, the distribution by the Company of interim dividends and the distribution of dividends in the form of shares are subject to the prior approval of our board of directors (the “Board”).
A distribution to shareholders by the Company will be allowed under the terms of articles 2:391 BW insofar as the Company’s equity exceeds the sum of the paid-up and called-up share capital, increased by the reserves required to be maintained by either Dutch law or the Articles of Association. Once the annual accounts are available, the Board will determine whether the Company is able to, or should, make distributions in accordance with Dutch law. As a holding company with no direct cash generating operations, the Company depends on its operating Group Companies to generate the funds necessary to meet its financial obligations, as well as the payment of dividends.
The declaration and payment of any dividend distribution will be subject to the discretion of the Board, which will determine whether the Company should make distributions. Future dividends or distributions, if any, and their timing and amount, may be affected by, among other factors, the Board or senior management team’s views on potential future capital requirements for strategic transactions, earnings levels, contractual restrictions, the cash position and overall financial condition, debt related payments and commitments we may incur, including restrictive covenants which may limit the ability to pay a dividend, changes in tax or corporate laws, the need to invest in our business operations and such other factors as the Board or senior management may deem relevant.
Dividend or other distribution payments may change from time to time, and we cannot provide assurance that we will declare dividends or other distributions in any particular amounts (including with regards to prior shareholder remuneration schemes that we could have put in place) or at all as the payment of any such dividends or other distributions will depend on our ability to generate profits available for distribution and cash flow.
3.D.5.2 Rights of holders of shares may be limited, particularly outside the Netherlands and Spain, and as a result, shareholders may suffer dilution.
Pursuant to a resolution adopted by the general meeting of Ferrovial International SE, the General Meeting has delegated power to the Board, for a period of 18 months following Merger completion, to limit or exclude pre-emptive rights for issuances of shares up to 10.0% of the Company’s issued share capital.
Furthermore, the securities laws of certain jurisdictions may restrict the ability of certain shareholders outside the Netherlands and Spain to participate in future equity offerings, who may therefore suffer dilution. In particular, shareholders in the United States may not be entitled to exercise pre-emptive rights or participate in a rights offer, unless either the shares and any other securities that are offered and sold are registered under the U.S. Securities Act of 1933 (the “Securities Act”), or are offered pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. We cannot assure prospective investors that any registration statement would be filed as to enable the exercise of such shareholders’ pre-emptive rights or participation in a rights offer, or that any exemption from such securities law requirements would be available to enable shareholders in the United States or other jurisdictions to exercise their pre-emption rights or, if available, that we would use any such exemption. If the Company increases its share capital in the future, shareholders who are not able to exercise a potential pre-emptive right (in accordance with the laws applicable to them) should take into account that their interest in the Company’s share capital may be diluted as a result, possibly without such dilution being offset by any compensation received in exchange for subscription rights.
In addition, the Company has in the past and may in the future offer, from time to time, a share dividend election to its shareholders, subject to applicable corporate and securities laws and regulations. However, the Company may not, or may not be able to, permit shareholders and other prospective investors with registered addresses, or who are resident or located in, or who are organized under the laws of, certain restricted jurisdictions, to exercise this election subject to certain exceptions. Accordingly, shareholders and other prospective investors in these restricted jurisdictions may be unable to receive dividends in the form of shares rather than cash and may as a result suffer dilution.
3.D.5.3 The multiple listings of our ordinary shares in different jurisdictions may adversely affect the liquidity and price of the Shares.
Our ordinary shares are admitted to listing and trading on Euronext Amsterdam and the Spanish Stock Exchanges. We also anticipate that our ordinary shares to be listed on Nasdaq if the relevant regulatory authorities approve our registration statement and listing application. Our ordinary shares on these markets will trade in different currencies (U.S. dollars on Nasdaq and EUR on Euronext Amsterdam and the Spanish Stock Exchanges) and take place at different times (as a result of different time zones, different trading days and different public holidays in the United States, Spain and the Netherlands).
Multiple listings may adversely affect liquidity and trading prices for the shares on one or more of the exchanges due to the abovementioned factors or other circumstances, which may be beyond our control. For example, the multiple listings may increase share price volatility as trading will be split between the three markets, resulting in less liquidity on the various exchanges. Different liquidity levels, trading volumes, market conditions and regulatory conditions (including the imposition of capital controls) on the various exchanges may result in different prevailing prices and any decrease in the price of the Shares on one exchange could cause a decrease in the trading price of the shares on another exchange.
Investors could seek to sell or buy the shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both the prices and the volumes of the shares available for trading on the exchanges. In addition, investors may not be able to sell or buy the shares on an exchange in case of a technological malfunction or other failure, which may further increase the risk of arbitrage activities and create unexpected volatility in the trading price of our ordinary shares.
3.D.5.4 Future issuances of additional ordinary shares or debt or equity securities convertible into our ordinary shares may adversely affect the market price of our ordinary shares and dilute investors’ shareholdings.
The rights of our shareholders are governed by Dutch law, the Articles of Association and other internal rules. In the event of an increase in our share capital, holders of our shares are generally entitled to full pre-emptive rights unless these rights are limited or excluded either by virtue of Dutch Law, a resolution of the General Meeting pursuant to a proposal of the Board, or by a resolution of the Board (if the Board has been designated by the General Meeting or the Articles of Association for this purpose). The Board has been authorized, for a period of eighteen months following June 16, 2023 (Merger completion), to issue ordinary shares or grant rights to subscribe for our ordinary shares and to limit or exclude the pre-emptive rights. Pursuant to this designation, the Board may resolve to issue shares or grant rights to subscribe for shares up to a maximum of 10.0% of the number of shares issued as of the date of Admission and to limit or exclude pre-emptive rights in relation thereto.
As of June 30, 2023, we had 727,443,261 ordinary shares issued, of which 724,563,453 ordinary shares were outstanding and 2,879,808 ordinary shares were held by the Company as treasury shares (732,494,678 ordinary shares issued, of which 729,614,870 ordinary shares were outstanding and 2,879,808 ordinary shares were held by the Company as treasury shares as of July 26, 2023 following the Company’s scrip dividend issuance discussed below). In the future, we may seek to raise capital through public or private debt or equity financings by issuing additional shares, debt or equity securities convertible into shares or rights to acquire these securities, and exclude the pre-emptive rights pertaining to then outstanding shares. Moreover, we may seek to issue additional shares as consideration for, or otherwise in connection with, the acquisition of new businesses. Furthermore, we may issue new shares in the context of any new employment arrangement for employees. The issuance of any additional shares may dilute our then-existing shareholders’ interest in the Company if they do not have preferential subscription rights in connection with the issuance, if they do not exercise their pre-emptive rights or if such rights are totally or partially excluded. Moreover, any new securities that we may issue may have rights, preferences or privileges senior to those of our existing shareholders.
In addition, in the past, typically on a semi-annual basis in May and November of each year, we paid our dividends by way of an optional scrip dividend, allowing our shareholders to opt for payment of dividends in either cash or newly issued ordinary shares. Our most recent scrip dividend was paid out in July 2023. In the future, we expect to continue such periodic practice and anticipate paying our scrip dividend on a semi-annual basis in May and November of each year. Any ordinary shares that we issue, including under any scrip dividends, options plans or otherwise, could dilute the percentage ownership held by the investors who own our ordinary shares at that time.
3.D.5.5 There has been no prior public market in the United States for our ordinary shares, and an active trading market in the United States may not develop.
Prior to the anticipated listing of our ordinary shares on Nasdaq, our ordinary shares have traded on Euronext Amsterdam and the Spanish Stock Exchanges and there has been no public market in the United States for our ordinary shares. There can be no assurance that our application to list our ordinary shares on Nasdaq will be approved, or that an active trading market in the United States will develop or, if developed, that it will be sustained. The lack of an active market may impair shareholders’ ability to sell their shares at the time they wish to sell them or at a price that they consider reasonable.
An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our ordinary shares as consideration. The lack of an active trading market may also reduce the fair value of the shares. When our ordinary shares commence trading on Nasdaq, we expect the initial listing price of our ordinary shares to likely be based on the current trading price of our ordinary shares on Euronext Amsterdam and the Spanish Stock Exchanges. However, we cannot predict the price at which our ordinary shares will trade and cannot guarantee that shareholders could sell their shares at any particular price. There is no assurance that an active and liquid trading market for our ordinary shares will develop or be sustained in the United States or maintained in Spain or the Netherlands.
3.D.5.6 The market price of our ordinary shares is subject to fluctuation, which could result in substantial losses for our investors.
The stock market, in general, and the market price of our ordinary shares, in particular, fluctuate. Therefore, changes in our share price may at times be unrelated to our operating performance. The market price of our ordinary shares on Euronext Amsterdam and the Spanish Stock Exchanges has fluctuated in the past, and we expect it will continue to do so. The market price of our ordinary shares may fluctuate due to a variety of factors, including, but not limited to:
•
any significant developments relating to our business, including potential tariff increases in our main assets or any potential Schedule 22 payment, in the case of 407 ETR;

•
actual or anticipated changes or fluctuations in our and our competitors’ results of operations;

•
the guidance we may provide to analysts and investors from time to time, and any changes in, or our failure to perform in line with, such guidance;

•
announced or completed acquisitions or divestments of businesses or assets, or other strategic transactions by us or our competitors;

•
actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally, including announcements by us or our competitors of new or terminated contracts, commercial relationships or capital commitments;

•
rumors and market speculation involving us or other companies in our industry;

•
future sales or expected future sales of our ordinary shares;

•
investor and analyst perceptions of us and the industries in which we operate;

•
announcements regarding any forward potential losses in the construction business;

•
investor perceptions on environmental, social and governance factors involving us or other companies in our industry;

•
price and volume fluctuations in the overall stock market from time to time;

•
changes in stock market valuations of other companies in the mobility and infrastructure sectors;

•
litigation involving us, other companies in our industry or both, or investigations by regulators into our operations or those of our competitors;

•
regulatory developments, generally, and new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•
actual or anticipated changes in our management or our Board;

•
general economic conditions and slow or negative growth of our target markets; and

•
other events or factors, including those resulting from war, such as the current conflict in Ukraine, incidents of terrorism or responses to these events.

Furthermore, the stock market has experienced extreme volatility that in some cases has been unrelated or disproportionate to the operating performance of particular companies. These and other factors may cause the market price and demand for our ordinary shares to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise negatively affect the liquidity of our ordinary shares.
In addition, in the past, when volatility has affected the market price of a company’s shares, holders of those shares have sometimes instituted securities class action litigation against the company that issued the shares. If any of our shareholders were to bring a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.
The risks related to volatility and fluctuations in the stock market and our ordinary shares could therefore have a material adverse effect on our business and financial condition.
3.D.5.7 We will incur additional costs as a result of our anticipated listing on Nasdaq, and our management will be required to devote substantial time to new compliance initiatives as well as to compliance with ongoing U.S., Dutch and Spanish reporting requirements.
As a public company in the United States, we will incur significant additional accounting, legal and other expenses that we did not incur before the anticipated listing of our ordinary shares on Nasdaq, including costs associated with complying with the requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly. The implementation and testing of new compliance processes and systems may require us to hire outside consultants and incur other significant costs. In addition, any future changes in the laws and regulations affecting public companies in the United States, the Netherlands or Spain, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and Nasdaq, as well as the applicable Dutch and Spanish reporting requirements, for so long as they apply to us, could result in increased costs to us as we respond to such changes.

3.D.5.8 We have identified material weaknesses in our internal controls over financial reporting. If we are unable to remediate these material weaknesses, or if we are unable to develop and maintain an effective system of internal controls, we may not be able to produce timely and accurate financial statements or comply with applicable laws and regulations, which may adversely affect our business and the price of our securities.
We have started a process to determine whether our existing system of internal control over financial reporting is compliant with Section 404 of the Sarbanes-Oxley Act and implement measures necessary in order to have an effective internal control system under the applicable Sarbanes-Oxley Act rules. For that purpose, we have engaged an external advisor.
As a result of the process, we have identified material weaknesses in the design and operating effectiveness of our internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.
We identified material weaknesses with respect to the Internal Control—Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), in relation to: (i) lack of evidence of management review controls pertaining to control attributes, precision level applied and documentation of matter resolved and over the completeness and accuracy of reports used in the controls, (ii) lack of designed, implemented and operating effectiveness testing internal controls over information technology general controls impacting systems and applications used in significant processes, (iii) lack of control design to ensure appropriate segregation of duties is maintained in recording transactions, and (iv) lack of monitoring controls and lack of sufficient number of resources in the internal audit department to establish an effective structure of internal controls over financial reporting and perform timely oversight and evaluation of design and operating effectiveness.
We are not currently required to make a formal assessment of the effectiveness of our internal control over financial reporting in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act. Beginning with our second annual report on Form 20-F filed with the SEC, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting.
We are working to remediate the control deficiencies that led to these material weaknesses as quickly and efficiently as possible. The remediation measures that we are taking involve implementation of appropriate processes with the objective of improving the effectiveness of controls over financial reporting. In particular, we expect to continue engaging with our external advisor to assist with the design and execution of our Sarbanes-Oxley Act compliance program, including with respect to: (i) implementing effective management review controls and adequate controls around testing of reports used for completeness and accuracy, (ii) designing and implementing effective information-technology general controls over in-scope systems by improving controls over access rights management, expanding change management control procedures for our information systems and applications and engaging external experts to support the evaluation, testing and enhancement of our internal controls relating to our information technology systems, (iii) implementing effective controls to ensure appropriate segregation of duties, and (iv) performing our risk assessment and scoping to identify relevant controls that will be designed, implemented, and tested by the management by implementing changes in the organization to incorporate additional roles mainly focused on testing function (internal audit) and appropriate oversight responsibilities, process governance and coordination (internal control).
We cannot assure that the measures that we are planning to take will be sufficient to remediate the control deficiencies that led to these material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses.
If we are unable to remediate the material weaknesses we have identified, or if we identify additional material weaknesses in the future or otherwise fail to implement any of the required changes to our internal control over financial reporting in a timely manner so to develop and maintain an effective system of internal controls, we may not be able to produce timely and accurate financial statements and investors may lose confidence in our operating results, the price of the our ordinary shares could decline, our reputation may suffer and we may be subject to litigation or regulatory enforcement actions.
If we fail to maintain the adequacy of our internal controls over financial reporting, as these standards are modified, supplemented or amended, from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404, which, in turn, may adversely affect our reputation and business and the market price of our ordinary shares. Furthermore, as a result of the Sarbanes-Oxley Act compliance program, we may experience higher than anticipated operating expenses during and after the implementation of these changes.
3.D.5.9 As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and Nasdaq requirements, which may result in less protection than is afforded to investors under rules applicable to U.S. domestic issuers.
As a foreign private issuer, we will be permitted to follow certain home country corporate governance practices instead of those otherwise required by Nasdaq for U.S. domestic issuers. For instance, we may follow Dutch home country practices with respect to, among other things, composition and function of the committees of our Board, certain quorum requirements, and other general corporate governance matters. In addition, in certain instances, we may choose to follow our home country law, instead of Nasdaq rules applicable to U.S. domestic issuers that would require that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control of our Company, certain transactions other than a public offering involving issuances of a 20.0% or more interest in our Company and certain acquisitions of the stock or assets of another company. Following our home country corporate governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq may provide less protection than is afforded to investors under Nasdaq rules applicable to U.S. domestic issuers.
In addition, as a foreign private issuer, we will be exempt from the rules and regulations under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) related to the furnishing and content of proxy statements and the requirements of Regulation Fair Disclosure (“Regulation FD”), and our directors, officers and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.
3.D.5.10 Investors may suffer adverse tax consequences in connection with owning and disposing of the Shares.
The tax consequences in connection with owning and disposing of the Shares may differ depending on a shareholder’s particular circumstances including, without limitation, where such shareholder is a tax resident. Such difference in tax consequences could, for example, relate to the taxation of distributions made to a shareholder for Spanish and Dutch dividend withholding tax purposes and the possibilities for a shareholder to obtain a credit, refund, or other type of relief in connection therewith. These differences could be materially adverse to shareholders and they should seek their own tax advice about the tax consequences in connection with owning and disposing of the Shares.
3.D.5.11 If securities or industry analysts cease to publish research or publish inaccurate or unfavorable research about the Company’s business, the trading volume and price of the shares could decline.
The trading market for the Shares depends in part on the research and reports that securities or industry analysts publish about it or its business. In addition, if one or more of the analysts covering the Company downgrade the Shares or publish inaccurate or unfavorable research about the Company’s business or industry, the price for the Shares could decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on the Company regularly, demand for the Shares could decrease, which could cause its price and trading volume to decline.
3.D.5.12 If the Shares cease to be eligible for deposit and clearing within the facilities of DTC, then transactions in the Shares may be disrupted.
The facilities of the Depository Trust Company (“DTC”) are a widely used mechanism that allows for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. The Shares are eligible for deposit and clearing within the DTC system. Even though DTC has accepted the Shares for deposit and clearing within the DTC system, it generally has discretion to cease to act as a depository and clearing agency for the Shares. If DTC determined at any time that the Shares were not eligible for continued deposit and clearance within its facilities, then the Shares would not be eligible for continued listing on a U.S. securities exchange and trading in the Shares would be disrupted. While we would pursue alternative arrangements to preserve our listings and maintain trading, any such disruption could have a material adverse effect on the trading price of the Shares.
ITEM 4.   INFORMATION ON THE COMPANY
4.A.   History and Development of the Company
Our principal executive office is located at Kingsfordweg 151, 1043 GR Amsterdam, the Netherlands. The telephone number of our office is +31 20798 37 00.
We also maintain a web site at www.ferrovial.com. The information contained on our website or available through our website is not incorporated by reference into, and should not be considered a part of, this registration statement on Form 20-F, and the reference to our website in this registration statement on Form 20-F is an inactive textual reference only.
4.A.1. History of the Company
In 1952, we were founded as a Spanish railway infrastructure company and experienced rapid growth during our early years. By the beginning of the 1960s, our workforce amounted to approximately 500 people, and we expanded our activities from railway construction to constructing waterworks, roads and buildings, and also moved into the toll road concession business, which is now at the core of our operations. Towards the end of the 1970s, we decided to explore opportunities outside of Spain and were awarded our first international projects, which were concentrated in Libya, Mexico, Brazil, and Paraguay.
In the 1980s, we also broadened our portfolio when we acquired Cadagua, a company specialized in the design, construction, and operation of drinking water and sewage treatment plants, which further diversified our operations. In the 1990s, we acquired Agroman (now Ferrovial Construction), positioning ourselves as a market leader in the Spanish construction sector. We also entered the North American market after we acquired an interest in the 407 ETR, a Canadian toll road. In 1999, we consolidated our position within the Spanish market when the Spanish Stock Exchanges admitted our company to listing and trading.
During the first decade of the 2000s, we continued to carry out our internationalization and diversification plans through important acquisitions, such as the Polish construction company Budimex and the airport operator British Airport Authority, currently known as Heathrow Airport Holdings (HAH).
In 2009, we completed a corporate reorganization. Cintra Concesiones de Infraestructuras de Transporte, S.A. absorbed our then parent company, Grupo Ferrovial, S.A., after which it became the new parent and changed its corporate name to Ferrovial, S.A. The goal of the merger was to combine our capabilities in all stages of infrastructure development and to facilitate efficient assignment of financial resources among our various activities, to avoid the duplication of costs resulting from the diversity of shareholders that existed before the reorganization.
Between 2009 and 2015, we continued to invest in our growth. We won a variety of highway construction and concession projects’ awards in the North American markets, such as the NTE and the LBJ toll roads in Texas and the I-77 toll road in North Carolina, along with selected projects in other countries, including the U.K. and Australia. Since 2015, our international opportunities significantly expanded. We won numerous important project awards in the United States, including the following toll roads’ projects: the construction and concession of new segments of the NTE toll road in Texas and the I-66 toll road in Virginia.
In 2019, we completed the implementation of another reorganization of our corporate structure. This corporate reorganization was aimed at splitting our national and international activities to benefit from the cross-capabilities of the different businesses in each country and with respect to each client.

In 2020, we launched our Horizon 24 Strategic Plan, which seeks to develop and operate innovative, efficient, and sustainable infrastructure that generates value for our stakeholders. In line with its goal, the plan defines four strategic priorities: people, sustainable growth, operational excellence, and innovation. Under the plan, our Business Divisions focus on developing projects in our core markets, the U.S., Canada, Spain, Poland, Chile, the U.K. and India, while identifying additional opportunities in Australia and selected opportunities across Latin America and other geographies.
4.A.2. Summary of Historical Investments and Divestments
The following summary provides an overview of our material transactions, including our related material investments and divestments since 2020. For the overview of our investments and divestments by segment during the period under review, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—7. Investments and divestments.”
We have also completed certain debt issuances since 2020, which are described under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—8. Financing—2. Ex-infrastructure project borrowings.”
4.A.2.1 Divestment of Azores toll road asset
On June 5, 2023, we agreed to sell our 89.2% stake in our Portuguese toll road concession Euroscut Azores to infrastructure funds Horizon Equity Partners and RiverRock for EUR 42.6 million. Although completion of the transaction is still subject to the relevant administrative and lender approvals, the sale is expected to be completed by the first quarter of 2024.
4.A.2.2 Divestment of Amey
On October 11, 2022, we agreed to sell Amey (the UK Services subsidiary) to One Equity Partners and Buckthorn Partners. We finalized the sale on December 30, 2022. The final net consideration amounted to GBP 264.6 million (EUR 301.3 million). This net consideration was in the form of cash of GBP 112.8 million (EUR 128.5 million, based on the respective closing date of the sale, and EUR 132 million at December 31, 2022 average exchange rate) and a vendor loan note of GBP 151.8 million (EUR 172.8 million). We issued the vendor loan note at sale completion, which is repayable over the next five years with an interest of 6% per annum. The interest will increase to 8% per annum three years after issuance. The capital gain from this sale was EUR 58.3 million reflected in the 2022 financial year.
4.A.2.3 Dalaman International Airport (Turkey) acquisition
On February 17, 2022, we agreed to acquire a 60% stake in the company that manages the Dalaman airport concession from Turkish infrastructure company YDA Group. We completed the acquisition in July 2022 for EUR 146 million. YDA Group, which operated the asset since 2006, retained a 40% stake in the entity.
YDA Group won the concession award to operate the airport for 26 years (until 2040) in 2014 and recently obtained an extension until 2042. The extension agreement contemplated the construction of a new international terminal. This terminal came into service in 2018, before we acquired our stake.
4.A.2.4 Investment in New Terminal One (NTO) at JFK International Airport in New York
On February 10, 2022, CGI Phoenix Aggregator, Carlyle CGI AIV, L.P (“Carlyle”), and Ferrovial Airports Holding US Corp reached an exclusivity agreement to negotiate the transfer by Carlyle to us of a 96% stake in Mars NTO LLC, the company that indirectly holds 51% in JFK NTO LLC (“JFK NTO”), the entity appointed to design, build and operate the New Terminal One at JFK International Airport in New York (which includes the former Terminals 1, 2, and 3 of this airport and potential extensions).
In June 2022, we finalized the agreement to invest in the consortium. As a result, we currently hold a 49% indirect ownership interest in the project and are the consortium’s lead sponsor (i.e., largest shareholder). Other shareholders in this project include Carlyle (indirect holdings of 2%), JLC (direct holdings of 30%), and Ullico (direct holdings of 19%). Completion of the transfer and financial close for the project occurred on June 10, 2022, when JFK NTO entered into (i) a concession agreement with the Port Authority of New York and New Jersey and (ii) certain financing and construction contracts necessary for the development of the project. An internal analysis of the shareholder agreements and related contracts determined that the project is subject to joint control because the voting rules and veto rights set out under these agreements result in key decisions requiring the support of other shareholders.
In connection with this transaction, we agreed with Carlyle Group on the payment of earn-out consideration should Carlyle divest its outstanding 4% interest in Mars NTO LLC. This earn-out payment would be triggered either if Carlyle transfers its stake to a third party or if the put or call option right with respect to Carlyle’s outstanding 4% stake in Mars NTO LLC included the LLC Agreement is exercised. An estimation of the earn-out payment was included in our valuation of the investment as presented in the Audited Financial Statements. Any future changes in the valuation of the earn-out may affect our results.
In accordance with the concession agreement and other related contracts, we expect construction of the NTO to proceed in phases and to complete the first phase (i.e., Phase A) in 2026, at which time the terminal would start operating. The concession agreement for the operation of the terminal will end in 2060 and its revenue streams will be (i) passengers’ fees charged to the airlines and (ii) commercial revenues.
In connection with the NTO concession agreement and other related contracts, the consortium’s shareholders made an equity commitment to JFK NTO in an amount equal to USD 2,330 million (USD 1,140 million of which represents our commitment) over a four-year term. In 2022, under this commitment, our affiliate contributed USD 62.3 million (EUR 59 million), increasing to USD 133 million (EUR 123 million) as of June 30, 2023. The shareholders are required to contribute the remaining committed amount during the Phase A construction period. Aside from the equity commitments related to the NTO, the remaining source of funding for the project constitutes non-recourse bank financing of JFK NTO. In June 2022, JFK NTO entered into a loan agreement for a principal amount of USD 6,630 million with a bank syndicate, pursuant to which, JFK NTO as of December 30, 2022, has drawn loans in an aggregate principal amount equal to USD 1,430 million. JFK NTO, as a matter of its ongoing business operations, monitors the refinancing market for its bank facility and may refinance any outstanding amounts thereunder when market conditions are deemed appropriate by the lessee.
4.A.2.5 Divestment of Infrastructure Services business in Spain
On January 31, 2022, we completed the sale of our Spanish infrastructure services business to Portobello Capital for approximately EUR 175 million after price adjustment. The reported sale price does not include the earn-outs, valued at EUR 31.5 million. This earn-outs may accrue after the closing of the transaction if certain requirements are fulfilled. The transaction, excluding earn-outs, did not have a relevant impact on our consolidated accounts, since the book value of the business is similar to the relevant purchase price.
Upon completion of the sale, we acquired 25.0% of the share capital of the purchaser for EUR 17 million. The total price of the shares we received, after price adjustment, was EUR 17.5 million.
4.A.2.6 IRB Infrastructure Developers acquisition
On December 29, 2021, we completed the acquisition of a 24.9% stake in Indian company IRB for EUR 369 million. IRB is listed on the Bombay Stock Exchange Limited and we believe it is a leading player in the Indian market, where it manages 24 toll road projects and more than 13,739 lane kilometers of toll roads, which is a measure of the length of each highway lane. This represents a share of approximately 20% of the “Golden Quadrilateral,” the road network that connects India’s main economic development hubs and which caters to around 10,000,000 vehicles every day. IRB’s most significant asset is the Mumbai-Pune toll road, regarded as one of India’s most important highways.
As a result of this acquisition, one of our subsidiaries, Cintra INR Investments BV, became a significant minority shareholder of IRB with representation on the company’s board of directors. We expect IRB’s majority shareholder, Virendra D. Mhaiskar, will continue to manage the company after our acquisition of a significant minority stake.
4.A.2.7 I-66 toll road stake increase
In September 2021, we agreed to acquire an additional 5.7% stake in the I-66 toll road, which increased our stake to 55.7%. The value of the transaction was EUR 162 million and involved an equity injection commitment of EUR 36 million. We completed the purchase on December 17, 2021. As a result, we hold the majority of voting rights of the concession company and can therefore direct its relevant activities.
The acquisition of control of the concession company also implied the recognition of a positive fair value adjustment before deferred taxes of EUR 1,117 million. The recognition of this adjustment was due to the requirement to value the previously acquired 50.0% stake at fair value following full consolidation of the entity, previously accounted for under the equity method. Therefore, the complete project net debt of EUR 1,511 million as of December 31, 2021 was also integrated into our consolidated balance sheet.
4.A.2.8 Environmental Services business in Spain and Portugal sale
On December 1, 2021, we completed the sale of our environmental services business in Spain and Portugal to PreZero International GmbH, a Schwarz Group company, for an equity value of EUR 1,032 million. The transaction generated a net capital gain of EUR 335 million.
4.A.2.9 Budimex’s real estate business sale
On February 22, 2021, Budimex, our construction subsidiary in Poland, agreed to sell its real estate business (Budimex Nieruchomości), classified as discontinued operations. The sale occurred at the agreed price of PLN 1,513 million (EUR 330 million, after transaction costs) in June 2021, yielding a capital gain pre-tax and minorities of EUR 131 million.
4.A.2.10 I-77 toll road stake increase
In November 2020, we agreed to acquire an additional 15.0% stake in the I-77 toll road from GCM Grosvenor, which increased our stake in the concession company to 65.1% for USD 78 million (EUR 68 million). On December 1, 2022, we acquired an additional 7.1% interest in the I-77 toll road from Aberdeen, which further increased our stake to 72.2% for USD 109 million (EUR 104 million).
4.A.2.11 Sale of Broadspectrum to Ventia
On June 30, 2020, we completed the sale of our interest in Broadspectrum to Ventia Services Group (Ventia) for AUD 465 million (EUR 288 million) following the sale agreement reached by the entities in December 2019. This figure does not include the sale of our 50.0% stake in TW Power Services Pty Ltd., an operations and maintenance business providing services to support Broadspectrum and other critical power infrastructures across Australia, New Zealand and South East Asia, to our then-joint-venture partner Worley for AUD 20 million (EUR 12 million) in August 2020, pursuant to which Worley became the sole owner of TW Power Services Pty Ltd.
4.A.2.12 Sale of Budimex stake
In June 2020, we sold a 5.0% stake in our Polish subsidiary Budimex through an accelerated bookbuild, with no impact on profit and loss, and a cash flow impact of EUR 58 million. We continued to hold a controlling stake (50.1%) in the entity after the sale.
4.A.3 Current Investments
Throughout 2023, we may continue investing in additional projects and business opportunities. Our key future investment commitments include:
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Airports Business Division: the NTO at JFK, the Dalaman airport (related to the EUR 15.2 deferred purchase price payment to be made in October 2023 and the EUR 11.7 million estimated variable payment dependent on the airport’s international passenger volume), a potential equity injection in connection with the AGS refinancing agreement and other minor commitments;

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Toll Roads Business Division: the I-66 toll road project and the NTE 35W segment C toll road project; and

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Energy Infrastructure and Mobility Business Division: acquisition of two 50 MW solar photovoltaic projects in Seville.

In addition, as of the date of this registration statement, we have completed additional transactions and will pursue investments in connection with said projects. For example, we recently secured a EUR 300 million contract with the regional government of Catalonia to extend line 8 of the Ferrocarrils de la Generalitat de Catalunya (FGC) commuter rail system in Barcelona, Spain. We expect construction to start in the third quarter of 2023 and to be completed within five years. We also secured a EUR 446.6 million contract with the Spanish Ministry of Transportation, Mobility and Urban Agenda to cover the segment of line R2 of the Rodalies commuter rail system in the Montcada i Reixac area and to construct a new underground station in Barcelona, Spain in consortium with Comsa and FCC.
For further examples, see “—B. Business Overview—14. Recent Developments.”
Additionally, we have outstanding bids on a variety of projects in the United States, including the SR400 Managed Lanes in Atlanta, Georgia, for which we are pre-qualified, and India, which we are monitoring through IRB. In 2023, IRB has been awarded three projects. To the extent those bids materialize into awards, we may pursue selected investments in connection with said projects.
4.B.   Business Overview
4.B.1 Overview
We were founded as a construction group focusing on railway infrastructure and later expanded our business into other activities including, among others, toll roads, airport management, and energy infrastructure. We have been active internationally for over 40 years and operate across seven core geographic markets comprising Spain, the United States, the United Kingdom, Canada, Poland, Chile and India with over 24,000 employees.
Over time, we have developed into one of the world’s leading infrastructure groups in terms of managed investment with operations in a range of sectors including development, construction, and operation of toll roads and airports. Since our inception, we have invested in diversifying our business and expanding internationally.
Our experience in, and portfolio of, infrastructure assets have enabled us to develop specialized knowledge in the field of urban congestion management that we believe differentiates us from our competitors. This differential knowledge in the realm of urban congestion is particularly advantageous in connection with Managed Lanes’ projects (i.e., the development of toll roads with dynamic pricing schemes, where users pay variable rates depending on congestion levels at any given time). We currently undertake our activities through the following four operating divisions, or lines of business, which also correspond to our reporting segments (the Business Divisions):
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Toll Roads;

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Airports;

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Construction; and

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Energy Infrastructure and Mobility.

We generally use the “other” category to reflect results for companies not assigned to any Business Division, the most significant being Ferrovial SE, the Group’s parent company, and some minor subsidiaries.
4.B.2 Strategy and Objectives
In 2020, we approved a plan setting out the strategy for the 2020-2024 period (the Horizon 24 Strategic Plan) that places our primary focus on the promotion, construction, and management of sustainable infrastructure.
The plan also sets a profitability goal based on an annual growth of 11% of our Adjusted EBITDA, with the goal of seeking excellence in the development and management of sustainable infrastructure through innovation, efficiency and the selection of businesses and markets.
In connection with this strategy, we focus our activity in the main countries where we are active: the United States, Canada, the United Kingdom, Spain, Poland, Chile, and India. We also periodically monitor and identify opportunities in Australia and selected countries in Latin America and other geographies. We also decided to integrate the United Nations’ Sustainable Development Goals into our business strategy.
The Horizon 24 Strategic Plan also establishes a financial target related to cash flow generation, specifically a dividends target for the 2020-2024 period of EUR 4,000 million. The target was established at the end of 2019, shortly before COVID-19 started. Hence, from the beginning, the Horizon 24 Strategic Plan pre-pandemic expected dividends were severely reduced by the effects of the COVID-19 mobility restrictions on our key infrastructure assets, with special focus in 407 ETR toll road and Heathrow Airport. The accumulated dividends for the period from 2020 to 2022 have been EUR 1,327 million, and we do not expect to achieve the pre-established financial target by 2024 due to the impact of COVID-19 on our results in the 2020 to 2022 period.
The Horizon 24 Strategic Plan also contemplates an expansion of our operations to activities that complement our existing businesses, such as:
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The Toll Roads Business Division continues to focus on the development of our Managed Lanes’ projects in the United States, with the opening of the I-66 toll road in Virginia and the increase of our stake in the I-77 toll road in North Carolina.

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The Airports Business Division continues to invest in expanding its portfolio, with the recent acquisition of stakes in the NTO at JFK in New York, United States, and the Dalaman airport in Dalaman, Turkey.

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The Energy Infrastructure and Mobility Business Division continues to progress its ongoing projects in the U.K., Spain and Chile and is exploring new opportunities in those countries as well as in the U.S. and Poland.

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The Construction Business Division continues to seek and execute complex projects, such as the Ontario Line subway in Toronto, Canada.

The conclusion of the Services Business Division’s divestment after the sale of Amey in the United Kingdom and our infrastructure services business in Spain further supported our Business Divisions’ progress in line with the Horizon 24 Strategic Plan’s priorities. For further discussion on the conclusion of the Services Business Division’s divestment process, see “—3. Group Overview—3. Our Business Divisions—5. Discontinued Operations (Services).”
Under the Horizon 24 Strategic Plan, we also implemented a new operating model designed to improve transparency, strengthen our ability to adapt to the new industry cycle, and enhance process rationalization, efficiency, and digitalization. The new model brought forward by the Horizon 24 Strategic Plan proposes to cut general expenses by EUR 50 million over 2020-2024 and aims to increase the agility, efficiency, and innovation of the Group by simplifying processes, eliminating overlaps, creating shared services, integrating activities and improving cooperation between Business Divisions, as well as promoting innovation, entrepreneurship and digitalization. Although this operating model was first implemented in 2020, expenditure evolution has been impacted by the development of new business lines and the expansion into new geographies, as well as inflation, incremental innovation and IT investments and additional costs relating to the Merger and listings in Spain and the Netherlands as well as the planned listing in the U.S. Therefore, although we achieved savings of EUR 50 million in 2020, overheads could not be maintained at such level throughout subsequent years due to the aforementioned factors.
As of December 31, 2022, we completed our third year of the Horizon 24 Strategic Plan. Our strategic priorities for the year focused on: (i) people, (ii) sustainable growth across Business Divisions, (iii) operational excellence, and (iv) innovation.
People. We intend to promote the highest health and safety standards and implement innovative technologies to prevent accidents for users and employees. We also contribute to employee wellbeing and promote healthy habits through the Hábitos Saludables de Vida (“HASAVI”) program, our global health and wellbeing project focused on the physical, mental, social and financial health of our employees.
Sustainable growth across Business Divisions. We intend to develop and operate sustainable infrastructures with high concession value.

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The Toll Roads Business Division intends to continue developing greenfield projects such as the Managed Lanes’ project in North America, supporting the growth of its IRB partner in India, and leveraging digitalization to improve user experience and road safety.

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The Airports Business Division intends to continue managing the assets in its portfolio while the airline industry recovers to pre-pandemic levels, focusing on completing the construction and commissioning of NTO.

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The Energy and Mobility Business Division intends to continue developing transmission lines, promoting and rotating renewable energy assets in our main markets.

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The Construction Business Division intends to continue to support the business, creating value from construction delivery with excellent capabilities in large design and building of complex greenfield projects, while maintaining its relationships with core third parties to optimize this support.

Operational excellence. We intend to continue to improve efficiency, reinforce our risk management strategies, strengthen our financial discipline and keep sustainability at the core of our operations. For example, we strive to mitigate any project-related environmental impacts to the extent possible by introducing eco-design procedures and optimizing the efficiency of construction processes, including in connection with the use of energy and raw materials, as well as by minimizing waste generation. We also intend to use our transport infrastructure capabilities to help improve living conditions and communities by enhancing safety, improving user experience, and reducing travel times. From the financial point of view, we intend to continue to strengthen our capital structure and rotate non-strategic assets and businesses to realize value and finance our future growth.
Innovation. We intend to support the transformation and digitalization of the Business Divisions with initiatives such as Nextpass (Cintra’s digital business subsidiary, whose mission is to lead technology innovations that power the future of mobility and infrastructure) and Connected Sites (the use of artificial intelligence and other technologies to optimize progress monitoring, resource and machinery oversight, documentation and approval flows in connection with construction sites) and to promote a culture of innovation and entrepreneurship.
4.B.2.1 Horizon 24 Strategic Plan by Business Line
Toll Roads
As it pertains to the Toll Roads Business Division, the Horizon 24 Strategic Plan prioritizes the development of our complex assets’ business in the United States and the selective study of opportunities in new geographies. Cintra, our main Toll Roads’ subsidiary, drives our growth through the management and development of the Managed Lanes’ business. An example of our progress in this field is our acquisition of a controlling share of the I-66 Managed Lanes project, following the purchase of an additional 5.7% stake in the project in September 2021, which closed in December 2021.
The plan also identifies a potential EUR 10 billion business pipeline during the 2020-2024 period. In addition to the United States, we consider opportunities in the markets in which we are already active, including countries such as Canada, Spain, the United Kingdom, India, Chile as well as in other geographies.
Construction
As it pertains to the Construction Business Division, the Horizon 24 Strategic Plan prioritizes the development of the concession business. Ferrovial Construction, our main Construction subsidiary, targets improvements on our key operational processes of design, procurement, and supervision. Some financial objectives for this Business Division are: 25% of revenue origination from projects developed by other Business Divisions, which may vary year to year depending on the phasing of each construction project, and 3.5% Adjusted EBIT Margin achievement for 2024.
Airports
As it pertains to the Airports Business Division, the Horizon 24 Strategic Plan prioritizes the improvement of our competitive position. Ferrovial Airports, our main Airports subsidiary, concentrates on leveraging our operational expertise in the airports business and dynamically managing our portfolio, which includes Heathrow, AGS, the Dalaman airport, and the NTO project at JFK airport.
Energy Infrastructure and Mobility
As it pertains to the Energy Infrastructure and Mobility Business Division, the Horizon 24 Strategic Plan prioritizes the exploration of new opportunities to invest in and operate sustainable infrastructures, such as renewable energies and other net-zero technology solutions. The plan also contemplates a greater commitment to electrification that builds on our current electrification portfolio, which includes Transchile and Centella.
We aim for our energy infrastructure and mobility projects to make us a preferred industrial partner able to add value in the development, financing, construction, operation, and rotation of assets. Our goal is to make energy infrastructure activities an active part of our ESG strategy, which promotes the fight against climate change and decarbonization.
4.B.2.2 Sustainability Strategy 2030
The Sustainability Strategy 2030, which is part of the Horizon 24 Strategic Plan, has a specific focus on decarbonization as one of the main challenges we have to resolve in the years to come. Sustainable mobility and energy transition are at the core of the solutions we are implementing to reduce our carbon footprint and to achieve the targets we have set for 2025, 2030, and 2050 (i.e., 100% of electricity consumption from renewable sources by 2025, 33% reduction of fleet emissions by 2030, and carbon-neutrality by 2050).
Furthermore, we believe that long-term initiatives to decarbonize the mobility sector and accelerate energy transition may also benefit and result in synergies in other areas of our business model, for example: (i) the implementation of innovative solutions to integrate IT in transport infrastructures as a way to optimize traffic goes hand-in-hand with the further development of our urban congestion expertise, while offering the potential for reduced carbon emissions; similarly, (ii) the setup of infrastructures for the electrification of transportation and multi-modality solutions should lead to reduced congestion and pollution in cities; and (iii) comprehensive solutions for the development, construction, and management of energy infrastructures, electrification, and renewable energies, as well as energy management services, should provide further access to green energy.
4.B.2.3 Key Milestones under the Horizon 24 Strategic Plan
Some of the key milestones we achieved since we implemented the Horizon 24 Strategic Plan are:
2020
•
We reinforced our commitment to divest non-core activities. We completed divestments for EUR 501 million and continued developing our core sectors and geographic areas.

•
We improved our Adjusted EBIT results in the Construction Business Division, which increased from a negative margin to a positive margin.

•
We implemented our new operating model, generating savings in overhead costs of EUR 50 million, partially offset by the development of new business lines and the expansion into new geographies, as well as inflation, incremental innovation and IT investments and additional costs relating to the Merger and listings in Spain and the Netherlands as well as the planned listing in the U.S.

•
We launched a platform called Foresight, a software that explores different solutions for the future of transport infrastructure and mobility. Foresight allows experts and partners to connect and share trends, knowledge, and cases of new technologies.

2021
•
We continued our Toll Roads Business Division’s growth with the acquisitions of a stake increase in the I-66 toll road in the United States and a 24.9% ownership interest in IRB in India.

•
We established our Energy and Mobility Business Division.

•
We renewed our collaboration agreement with the Massachusetts Institute of Technology (“MIT”) and entered into a five-year collaboration agreement with Ford, Hyundai, and others, to address challenges in connectivity, audio-visual policy, electrification, and data mobility under the MIT Mobility Initiative.

•
We completed the sale of our environmental services’ business in Spain and Portugal.

•
We completed the sale of the real estate business operations part of Budimex in Poland.

•
We won several awards, including the I-35 widening project in San Antonio, Texas and the first tunnelling contract of the Sydney Metro West project in Australia.

2022
•
We continued our Toll Roads Business Division’s focus on the Managed Lanes in the United States, with the opening of the I-66 toll road in Virginia and the increase of our stake in the I-77 toll road.

•
We continued our Airports Business Division’s investment and expansion plans with the investment in two news assets, the NTO at JFK in the United States and the Dalaman airport in Turkey.

•
Our Energy and Mobility Business Division continued to progress in the construction of its projects in Spain and Chile.

•
Our Construction Business Division continued the execution of complex projects, including Ontario’s subway Ontario Line in Canada.

•
We concluded the divestment of our Services Business Division with the sale of Amey in the United Kingdom and the infrastructure services business in Spain.

•
We reduced our carbon footprint by 3.6% compared to 2021, as calculated by using the GHG Protocol (WRI&WBCSD), the most accepted calculation method internationally, which is also ISO 14064-1 compliant.

Six months ended Jun 30, 2023
•
We completed the Merger resulting in our re-domiciliation from Spain to The Netherlands and gained admission to listing and trading of our ordinary shares in the Spanish Stock Exchanges and Euronext Amsterdam.

•
We repurchased our hybrid bond (nominal value of EUR 500 million) with a bondholder acceptance of 94.3%.

•
Our Toll Roads’ Business Division increased its managed investment in the U.S. with the opening of Segment 3C of NTE35W in June 2023.

•
We continued our mature asset rotation strategy, reaching an agreement to sell our 89.2% stake in the Azores concession to infrastructure funds Horizon and RiverRock.

4.B.2.4 Outlook and Trend Information
Toll Roads
We expect traffic to increase in 2023 in all our toll road assets above 2022 levels. In 2022, we had reduced traffic in our toll road assets since the omicron variant of COVID-19 affected mobility. These restrictions particularly affected the 407 ETR toll road due to restrictions reintroduced by the province of Ontario, Canada until they were gradually eased and lifted in the first quarter of 2022. Since then, traffic has experienced a solid month-over-month recovery, which we expect to continue during 2023. We also expect traffic to exceed pre-COVID volumes in some of our U.S. toll road assets, although this growth may vary geographically. During the six months ended June 30, 2023, traffic and the vehicle kilometers travelled continued to increase in 407 ETR mainly due to greater mobility and commuting traffic related to post-pandemic return-to-work policies. Similarly, all Texas Managed Lanes (NTE, NTE 35W and LBJ) showed improvement, with NTE and NTE 35W’s traffic surpassing pre-pandemic levels. Although showing improvement, LBJ continued to operate below 2019 levels, mainly due to ongoing surrounding construction works. I-66 and I-77 also showed signs of improvement.

In 2022, we received EUR 388 million in dividends from our operating toll road subsidiaries, compared to EUR 469 million in 2021. In 2023, we expect our main infrastructure assets to continue to distribute dividends in line with their performance. During the six months ended June 30, 2023, we received EUR 342 million in dividends from our operating toll road subsidiaries (of which EUR 216 million corresponded to NTE 35W’s first dividend distribution), compared to EUR 67 million in the six months ended June 30, 2022, an increase of EUR 275 million.
In order to further increase our revenues and profitability in the Toll Roads Business Division, Cintra is expected to focus its efforts on optimizing the Business Division’s revenues and costs under the terms permitted by our concession contracts. Cintra is also expected to continue working on the new contract pipeline, focusing primarily on complex greenfield projects.
Our expected project evolution by geography is the following:
•
Canada: The 407 ETR was impacted during the first quarter of 2022 by mobility restrictions imposed due to the omicron variant surge. Despite this, traffic showed a solid month-to-month recovery path, with the last quarter of 2022 recording the highest traffic data since the start of the pandemic. During 2023, the 407 ETR will continue to focus on optimization and cost control measures, without abandoning the development of its strategy of generating value for the user. The toll road will maintain its investment in its data analytics department (the “Data Lab”) to better understand user behavior and be able to personalize its value propositions, as well as improve its customer management systems, which will enable it to offer more personalized attention through loyalty plans and individualized offers.

•
The United States: Some assets exceeded pre-COVID traffic levels in 2022, even though they were affected by the mobility impact of the COVID-19 omicron surge in January and February 2022. This evolution demonstrates the robustness of the Managed Lanes solution and the economic strength of the regions in which the company operates, which has made it possible to mitigate the loss of revenue by taking advantage of the toll rate structure flexibility in the Managed Lanes contracts. The current inflationary context will entail an increase in revenues from the Texas Managed Lanes, where the price cap will increase in 2023 compared to the previous year. In this regard, we believe that the full opening of I-66 in November 2022, and the opening of segment 3C of NTE35W in June 2023 will potentially help to increase revenues in the U.S. market.

•
India: IRB currently manages 24 projects and more than 13,739 lane kilometers in India. In the six months ended June 30, 2023, IRB was awarded several new projects, including a “build-operate-transfer” project in the state of Gujarat and the Hyderabad Outer Ring Road in the state of Telengana.

•
Australia: Cintra will continue to manage the Toowoomba toll road and the Western Roads Upgrade (“OSARs”) project, which opened fully to traffic in November 2021.

•
The remaining markets: Cintra will continue to manage the assets already in operation, including the D4R7 toll road in Slovakia, which opened to traffic in its entirety in October 2021. It will also complete the opening to traffic of several sections of the Ruta del Cacao in Colombia and will continue with the execution of the construction of Silvertown Tunnel in the United Kingdom.

We also plan to continue our bidding activity in our target regions (most notably, North America, Europe, Australia, and Chile), focusing on acquiring interests in other complex greenfield projects. For example, we pre-qualified in the SR400 Managed Lanes process in Atlanta, Georgia, United States and are analyzing other potential opportunities in the U.S., such as Highway 495 in Virginia; I-77 South, in particular, the portion covering North Carolina to Tennessee; and I-55 in Chicago, Illinois. We are also considering potential opportunities such as high-speed train infrastructure opportunities in Portugal and a road infrastructure project in Czech Republic.
We also expect to continue pursuing our toll-road innovation initiatives. In November 2022, we launched NextPass, a mobile application for iPhone and Android that allows payment on any toll road, bridge, tunnel, or express lane in Virginia.
Although our outlook as it pertains to the Toll Roads Business Division is positive, there is a risk of traffic growth not materializing due to uncertainty in the evolution of traffic patterns post-COVID-19 and the potential effects of related work-from-home trends and a reversal in growth trends in the areas where we currently operate. If materialized, this risk could have an adverse impact on both results and dividends distributed by out Toll Roads’ projects.
Airports
In 2023, we expect traffic to increase at all airports to figures close to those of 2019, and even higher in the case of the Dalaman airport. During the six months ended June 30, 2023, Heathrow received 37.1 million passengers, a 42.1% increase compared to the same period in the previous year and only 4.3% below pre-pandemic traffic levels (i.e., the six months ended June 30, 2019). Meanwhile, AGS’ growth was slower, as it received 4.9 million passengers, a 22.3% increase compared to the same period in the previous year, but still 24.8% below comparable 2019 traffic levels. Dalaman airport also showed a steady increase in number of passengers, with 1.8 million passengers, a 22.2% increase compared to the same period in the previous year and a 3.6% increase compared to pre-pandemic levels. Finally, construction at NTO at JFK continues to progress on schedule.
Some of the airports we operate are subject to economic regulation and regulatory review. For example, the United Kingdom’s CAA is in charge of Heathrow’s periodic regulatory review that includes, among others, price caps on certain charges. 2022 was the starting point of the latest regulatory period (the H7 Regulatory Period), which encompasses years 2022 to 2026. In June 2022, the CAA published its final proposals for the period and proposed an average rate of GBP 24.14 (an increase as compared to the 2020 CPI levels) for the entire period. On March 8, 2023, the CAA issued the Final Decision on the H7 Regulatory Period along with the associated license modifications. On April 17, 2023, Heathrow appealed the Final Decision to the CMA, which granted the appeal hearing on May 11, 2023. On October 17, 2023, the CMA released its final decision on the appeal, holding that, although the CAA’s decision-making was largely correct, the CAA erred in certain aspects of its decision. For further discussion, please refer to “Item 3. Key Information—3.D. Risk Factors—3.D.1. Risks Related to Our Business and Structure—3.D.1.22 Risks relating to the Airports Business Division—3.D.1.22.2 Heathrow is subject to economic regulation by the CAA, which may be subject to adverse change and may as a result have a material adverse effect on our business, financial condition, and results of operations.”
In order to further increase our revenues and profitability in the Airports Business Division, Ferrovial Airports will continue to rely on its in-depth knowledge of the sector and consistent track record with partners and stakeholders to manage our Airports Business Division projects. In 2023, Ferrovial Airports plans to continue to analyze investment opportunities around the world, with a focus on sustainable and high value infrastructure propositions.
Our expected evolution by project is the following:
•
Heathrow. In 2023, we expect our outlook to remain consistent with the forecasts published in Heathrow’s investor report released in December 2022, with investments in security, asset management and compliance with a focus on the continuation of the refurbishment of the cargo and main tunnel.

•
AGS. In 2023, we will continue to work on rebuilding airport capacity and continue to collaborate with AGS’ business partners to ensure global staff shortages are monitored and operational risks are minimized.

•
NTO at JFK. We will continue with the execution of Phase A construction and airline negotiations, among other activities, with a view to the terminal opening in 2026.

•
Dalaman airport. We will continue to manage the airport with our partner YDA Group and continue implementing improvement plans such as the projects for generation of renewable energy and improvement of sustainability.

Although our outlook as it pertains to the Airports Business Division is positive, there is a risk that passenger numbers could decrease by unexpected geopolitical events, or the macroeconomic situation may impact demand. If materialized, these risks could have an adverse impact on both results and dividends distributed by our Airports’ assets.

Our Airports Business Division projects did not distribute dividends in 2022. In 2023 and beyond, dividend payments will depend largely on traffic recovery and business performance. During the six months ended June 30, 2023, the Airports Business Division did not distribute any dividends.
Construction
In 2023, we expect to maintain a stable level of sales with respect to 2022. Our record order backlog following the award of several important concessions in 2022 supports this expectation. In 2023, we also generally expect margins to remain low mainly due to: (i) the impact of completion jobs in large projects in the U.S., with final sign-off scheduled to occur this year, as the current cost estimate for these projects is higher than previously anticipated, (ii) key projects being in early stages with no recognized margin, (iii) higher bidding costs in new significant projects under study, and (iv) overhead and other costs related to the finalization of projects and project diversification. We expect to maintain the 3.5% Adjusted EBIT profitability target set in the Horizon 24 Strategic Plan for the year 2024.
During the six months ended June 30, 2023, the Construction Business Division revenues reached EUR 3,258 million, a 6.7% increase from the six months ended June 30, 2022 (EUR 3,053 million). The Order Book also grew slightly to EUR 14,857 million from EUR 14,743 million, a 0.8% increase. However, Adjusted EBIT (EUR (3) million) was impacted by the completion of several large projects in the U.S., partially offset by Budimex’s performance in Poland.
The project outlook by market is the following:
•
Spain. We expect potential negative impacts to our contracting in 2023 due to potential delays in bidding decisions and new investments as a result of the political uncertainty surrounding the Spanish general elections. Beyond 2023, we expect the EU Next Generation Fund implementation to maintain tendering momentum. We also expect this momentum to get further support from public rail and healthcare initiatives, and private industrial, building, and renewable energy initiatives.

•
North America. In the United States and Canada, we expect a drop in our sales volume for 2023 due to the completion of several large projects, such as the I-66 toll road in Virginia, United States, and I-285/400 toll road in Georgia, United States, which have reduced their production compared to the previous years under discussion, and the slower execution pace of new construction contracts that are in the design phase, such as the Ontario Line of the Toronto Metro in Canada and the I-35 project in San Antonio, Texas, United States. We expect state and provincial investments in transportation infrastructure to continue. For example, in the United States, the state of Texas recently approved a ten-year highway plan supported by the Infrastructure Investment & Jobs Act, a federal law that doubles federal funding for transportation infrastructure investments. In Canada, the Canadian Infrastructure Plan is a piece of federal legislation that supports investments in transportation infrastructure. Beyond 2023, we expect the pipeline of construction projects to remain high and we have PPP design build finance projects (PP3/DBF) in which we will partner with Ferrovial Construction as the builder.

•
Poland. In 2023, we expect stability in sales and to maintain our current strategy, marked by greater selectivity in bidding, prioritizing profitability, and diversifying into sectors such as renewable energies and waste management. We expect public tendering’s prospects to remain positive due to Poland’s national road and rail investment plans and the support of the EU through funding allocations under its new 2021-27 multiannual financial framework, although these prospects might be affected by delays in project adjudications. In particular, in the short term, the Polish construction market is experiencing some issues related to irregular bidding schedules, which especially affect railway projects, and are linked to a delay in the distribution of EU funds under the aforementioned framework. Therefore, a number of awards in this region are pending Order Book recognition, including the E65 Tychy—Most Wisla and the Kosciercyna-Somonino railway development projects.

•
Other markets. We expect growth in revenues in other international markets due to the increased pace of execution of large tunnel projects, such as the Silvertown Tunnel in London, England, the Sydney Underground in Sydney, Australia, and the Coffs Harbour Bypass in New South Wales, Australia. We believe the future outlook for tenders continues to be positive and maintain a selective approach in Australia, the United Kingdom and Latin America.

Although our outlook as it pertains to the Construction Business Division is positive, there is a risk that our project award volume could decrease due to a decrease in the level of funds granted by public entities and the number of private sector projects due to the effects of a potential economic downturn. In addition, failure to meet contract and budget deadlines as a result of increased costs for materials, machinery, and labor could also have a negative effect on our business. If materialized, these risks could have an adverse impact on the sales volume and profitability of our Construction Business Division.
Energy Infrastructure and Mobility
The future of energy and mobility infrastructures depends largely on five rapidly evolving trends: (i) the need and willingness to have a greater degree of energy autonomy at the regional, national, and supranational levels, (ii) national, regional, and local regulation on economic incentives or disincentives to CO2 production, use of public spaces, regulation of planning, and rights to energy assets, among others, (iii) social changes driven by growing awareness of climate change and the trend towards more personalized or customized services (accelerated by COVID-19), (iv) variations in asset costs due to technological advancement that have been altered by rising inflation, shortages of certain components, and logistical stresses, and (v) new products, services, and business models driven by technological and process innovation.
Despite uncertainty on the degree and pace at which these five points will evolve, we believe there is certainty with regards to the need for greater electrification and additional personal mobility options, especially in cities. In the six months ended June 30, 2023, this Business Division’s results continued to grow, as shown by the 25.9% increase in revenues, to EUR 175 million, from EUR 139 million in the six months ended June 30, 2022.
The project outlook by subsegment is the following:
•
Mobility. In 2022, mobility recovered to almost pre-COVID-19 levels. We expect mobility patterns, including an increase of electrification and use of alternative means of transportation, to continue.

•
Energy Infrastructures. In the field of renewable electricity generation and transmission, we will continue with the execution of greenfield projects in our main markets and seek further acquisitions to accelerate our growth.

•
Circular economy. We will maintain our relationship with our customers in the United Kingdom, increase plant utilization and the generation of recycles and renewable electricity.

•
Ancillary services. We provide services to large-scale copper mining in Chile and hold a 24.8% stake in Grupo Serveo, a Spanish company focused on providing facility management services to public and private clients. We expect to continue to respond effectively to customer needs, ensure reliability of our facilities and processes, and provide efficiency improvements to mitigate the adverse effects of high inflation.

Although our outlook as it pertains to the Energy Infrastructure and Mobility Business Division is positive, we believe that there is a risk of underperformance in the three waste management plants in the United Kingdom which operate energy from waste assets; specifically on the Isle of Wight contract, at the moment in the commissioning phase which is currently delayed, and the Milton Keynes and North Yorkshire (AWRP) contracts where we in past years we have seen lower availability than expected. This risk could have an adverse impact on the results of our Energy Infrastructure and Mobility Business Division.
4.B.3 Group Overview
4.B.3.1 The Group and its Organizational Structure
The table below provides a summary of the main events affecting the organizational structure of the Group:
Date	Event	Description
2009	Reverse merger
In 2009, Grupo Ferrovial, S.A. underwent a merger with Cintra Concesiones, a subsidiary listed on the Spanish Stock Exchange. The merger was structured as a “reverse” merger (fusión inversa) where the subsidiary, Cintra Concesiones, increased its capital to absorb the parent, Grupo Ferrovial, S.A. Following the

Date	Event	Description

merger, Cintra Concesiones remained listed on the Spanish Stock Exchanges and became the parent of the Group, at that moment comprising Ferrovial and its subsidiaries, and changed its corporate name to Ferrovial, S.A. As a consequence of this merger, the minority shareholders of Cintra Concesiones became shareholders of Ferrovial.

2019	Corporate reorganization
In 2019, the Group completed the implementation of a reorganization of its corporate structure. This corporate reorganization was aimed at splitting the Group’s national and international activities to benefit from the cross-capabilities of the different businesses in each country and with respect to each client. Through the reorganization, the Group’s non-Spanish businesses were consolidated into one subgroup of companies, headed by the Company.

2020	Corporate reorganization	In 2020, as a result of the approval and start of the implementation of the Horizon 24 Strategic Plan, the Group embarked on additional projects in mobility and electrification and transmission.
2023	The Merger
On June 16, 2023, we completed: (i) our re-domiciliation from Spain to the Netherlands through the Merger and (ii) the admission to listing and trading of our ordinary shares on Euronext Amsterdam. Our ordinary shares began trading on Euronext Amsterdam and the Spanish Stock Exchanges on June 16, 2023.

4.B.3.2 Segments, Products, and Services
Our operations are segmented into the following Business Divisions: (i) the Toll Roads Business Division, (ii) the Airports Business Division, (iii) the Construction Business Division, and (iv) the Energy Infrastructure and Mobility Business Division.
Until recently, we also had a Services Business Division. After completing a strategic review we decided to classify it as “held for sale” in 2018. This decision was part of our strategy to focus on our infrastructure business. In the context of this strategic decision, we have divested certain parts of our business between 2019 and 2022.
We concluded the divestment of the Services Business Division in 2022, when we closed the sale of Amey to One Equity Partners and Buckthorn Partners for GBP 264.6 million (EUR 301.3 million). Certain assets that were previously included under the Services Business Division, such as the waste management plants of Amey in the U.K., were retained and reassigned to other Business Divisions. For further discussion on the conclusion of the Services Business Division’s divestment process, see “—3. Our Business Divisions—5. Discontinued Operations (Services).”
The table below sets out the entities that head each Business Division (except for the divested Services Business Division) and the main activities of each Business Division.
Business Division	Group Companies	Description
Toll Roads	Cintra Infraestructuras España, S.L.U., Cintra Infrastructures SE, Cintra Global SE, Cintra Holding US Corp and subsidiaries.	Development, financing, and operation of toll road infrastructure.
Airports	Ferrovial Airports International, S.E., Ferrovial Airports Holding US Corp. and subsidiaries.	Development, financing, and operation of airports and vertipots.
Construction	Ferrovial Construcción, S.A., Ferrovial Construction International S.E., Budimex, S.A., Ferrovial Construction US Corp., Webber, LLC and subsidiaries.
Development, financing, and operation of construction activities, including the design and construction of all types of public and private works and, most notably, the construction of public infrastructures.

Energy Infrastructure and Mobility
Ferrovial Infraestructuras Energéticas S.A.U., Ferrovial Mobility S.L.U., Ferrovial 004, S.A., Ferrovial Transco International B.V., Ferrovial Services International SE, Thalia Waste Treatment B.V. and subsidiaries.
Development of energy transmission and renewable energy infrastructure; also includes the Mobility business and the outstanding (non-divested) Services business activities.

4.B.3.3 Our Business Divisions
4.B.3.3.1 Toll Roads Business Division
Overview
Our activities in the Toll Roads Business Division include the development, financing, and operation of toll road projects. We conduct our operations in this Business Division through Cintra, one of our wholly owned subsidiaries.
Cintra offers a strong proposition in the industry, with over 50 years of experience, a broad management model, and in-depth knowledge of new technologies applied to pricing (such as advanced analytics) that aim to improve demand forecasting and fare optimization. Cintra also offers synergies with our Construction Business Division subsidiary, Ferrovial Construction, that result in high value creation potential. The partnership of Cintra and Ferrovial Construction supports the success of complex greenfield projects since Cintra, as licensee, and Ferrovial Construction, as construction affiliate, can align their risks and reduce the total cost of a project.
Our Toll Roads Business Division suffered the impact of COVID-19’s omicron variant and the related restrictions in early 2022. Nevertheless, the Toll Roads Business Division surpassed pre-COVID-19 traffic levels in certain U.S. assets, such as NTE and NTE 35W, and outperformed 2021 traffic levels in a majority of its North American assets, including 407 ETR, NTE, and LBJ. We received dividends amounting to EUR 388 million from our main toll roads’ assets, which supports the soundness of our business model. During the six months ended June 30, 2023, traffic and vehicle kilometers travelled continued to increase in 407 ETR due to greater mobility and commuting traffic largely driven by the post-pandemic return-to-work policies. Similarly, all Texas Managed Lanes (NTE, NTE 35W and LBJ) showed improvement, with NTE and NTE 35W’s traffic surpassing pre-pandemic levels. Although showing improvement, LBJ continued to operate below 2019 levels, mainly due to ongoing surrounding construction works. I-66 and I-77 also showed signs of improvement. As a result of this continuous growth, in the six months ended June 30, 2023 we received dividend of EUR 342 million from our main toll roads assets (of which EUR 216 million corresponded to NTE 35W’s first dividend distribution).
Value Creation
Cintra specializes in complex greenfield projects (new construction infrastructure projects) due to their high value creation potential.
The infrastructure sector depends often on complex projects with high risk exposure. Generally, risk levels increase in the beginning of a project, with their highest level at the tendering or bidding stage. After production starts, these risks are either updated or they no longer apply and the level of risk decreases as the project progresses. Therefore, we have a structured risk management process that focuses especially on the bidding stage of a project and which consists in evaluating and assuming adequate levels of project risk that allow us to optimize the available rates of return (“IRR”) and create value by decreasing the discount rates of future cash flows as project risks decrease, whether through traffic revenues or financial solutions over the life of the concession.
From the equity’s point of view, construction risks generally finalize once the construction of the project is successfully completed and the project starts operations; although, the constructor remain liable for construction defects. For example, we opened the I-66 toll road’s Managed Lanes in two phases in September and November 2022 as the segments became ready to open. The opening of these sections helped to reduce the overall construction risks and therefore allowed us to create value by decreasing the discount rate of future cash flows for the I-66 toll road project. Similarly, in 2021, a number of toll road sections were opened in Colombia (Ruta del Cacao, four out of nine segments opened, and in 2022, the concessionaire achieved a progress of 94.6% in the construction plan), Slovakia (DR47 toll road, 59 kilometers; and in 2022 the delivery of sections was completed, allowing the collection of 100% payment for availability), and Australia (OSARs, all eight sections, Final Acceptance of the project received in 2023), therefore reducing Cintra’s exposure to construction risks. In June 2023, segment 3C of NTE35W commenced operations.

We also materialize value creation in the Toll Roads Business Division through the sale of mature projects, the proceeds of which are invested in new assets, where we believe there is a greater potential to generate value. Some examples of this reinvestment strategy include: the sale of a 15.0% stake in Autopista del Sol (“Ausol”) in Malaga, Spain in December 2022 for EUR 111 million to the infrastructure fund Meridiam pursuant to their exercise of a put option, which followed the previous sale of an additional 65.0% stake in 2019; the divestment of our stake in two Portuguese toll roads (49.0% of the Norte Litoral toll road and 48.0% of Vía do Infante (Algarve)) to the DIF Capital Partners infrastructure fund for which we received EUR 170 million in three instalments (EUR 100 million in 2020, EUR 47 million in July 2021, and EUR 23 million in August 2022); and the sale of our remaining 89.2% stake in the Azores highway to Horizon Equity Partners and RiverRock for EUR 42.6 million in June 2023, which remains subject to the relevant administrative and lender approvals.
As it pertains to the Managed Lanes’ projects, the main projects in the Toll Roads Business Division, value creation arises from toll rates being dynamic, allowing for modifications every few minutes according to the degree of congestion, always guaranteeing a minimum speed for drivers. With free-flow (barrier-free) toll systems, the Managed Lanes stand out for their long concession terms, their toll rate flexibility, and their optimized long-term financial structure. We believe these projects position Cintra as a leader in the private development of highly complex road transport infrastructures. Examples of Managed Lanes include the NTE 1-2, LBJ, NTE 35W, I-77, and I-66 toll roads.
Investments / Main Assets
Cintra has consistently invested in growing and diversifying its portfolio, with a strong focus on the North American markets. For example, in November 2022 Cintra acquired an additional 7.1% ownership interest in the I-77 toll road project in North Carolina, United States, increasing our total stake to 72.2%. In September 2021, Cintra acquired an additional 5.7% ownership interest in the I-66 toll road, increasing our total stake to 55.7%.
Cintra’s investments go beyond the North American market and extend to emerging markets with attractive prospects. In December 2021, Cintra identified an opportunity in the Indian toll road market and partnered with IRB. We completed the acquisition of a 24.9% stake in IRB through our subsidiary Cintra INR Investments BV.
We continue to pursue ways to increase the value of Cintra’s investment portfolio and optimize the financial structure of its assets. In December 2021, Cintra completed the issuance of USD 609 million (EUR 535.2 million) in senior secured notes in the LBJ concession in connection with the partial refinancing of one of its TIFIA loans, which extended the maturity of the debt (2057, as opposed to 2050 under TIFIA) and lowered the all-in borrowing cost (3.797% yield to maturity, as opposed to 4.22% coupon under TIFIA). On March 30, 2023, Cintra executed the financing transaction for NTE 35W’s 5-year bonds to be used for the 2023 and 2024 principal pre-payments of the TIFIA loan. Out of a total committed USD 221 million, in addition to USD 2.9 million drawn in March 31, 2023 to cover emission expenses, we expect to draw USD 107 million in 2023 at 5.3% interest with a 0.84% commitment fee.
As of December 31, 2022, Cintra’s concession portfolio consisted of 22 concessions, comprising approximately 1,262 kilometers of motorway, and with a total managed investment of approximately EUR 21,758 million, not including IRB assets and parking concession Serranopark. Cintra’s portfolio of concessions is diversified geographically, with interests in toll road concessions located in Canada, the United States, Australia, Colombia, Spain, Portugal, Slovakia, Ireland, India, and the United Kingdom.
Within the Toll Roads Business Division, we carried out a series of acquisitions and divestments from 2020 to 2022, as set forth under “—A. History and Development of the Company—2. Summary of Historical Investments and Divestments” above. As of the date of this registration statement, our main toll concession portfolio includes the following assets:

For the year ended December 31, 2022
Toll Road	Country	Ownership
Fully consolidated assets
NTE 1-2	U.S.	63.0%
LBJ	U.S.	54.6%
NTE 35W	U.S.	53.7%
I-77	U.S.	72.2%
I-66	U.S.	55.7%
Autema	Spain	76.3%
Aravia (*)	Spain	100.0%
Azores	Portugal	89.2%
Via Livre	Portugal	84.0%
Equity accounted assets
407 ETR	Canada	43.2%
IRB	India	24.9%
M4	Ireland	20.0%
M3	Ireland	20.0%
A-66 Benavente Zamora	Spain	25.0%
Serrano Park	Spain	50.0%
EMESA (**) and Calle 30 (***)	Spain	50.0% / 20.0%
Toowoomba	Australia	40.0%
OSARs	Australia	50.0%
Zero ByPass (Bratislava)	Slovakia	35.0%

(*) Our interest is divided between Ferrovial Construcción (55.0%); Cintra (30.0%); and Ferrovial, SE (15.0%).
(**) Although EMESA is managed by Cintra, our interest in the company is held by Ferrovial Construcción.
(***) EMESA holds 20.0% of Calle 30.
Other toll road concessions are included within the Toll Roads Business Division: Ruta del Cacao (Colombia), Silvertown tunnel (U.K.), M8-M73-M74 (U.K.), 407 EDG (Canada), and East Extension (Phase 2) (Canada).
Inception
We began our toll road activities in 1968 with the AP-8 Bilbao—Behobia toll road concession in Spain. Since then, we have continued to develop and expand our toll roads business. On February 3, 1998, we incorporated Cintra Concesiones, in which we hold a 100% stake, with the aim of consolidating and optimizing the infrastructure development business. In 1999, we won the 407 ETR toll road concession award in Canada, which became one of Cintra Concesiones’ first projects, together with the concession of two stretches of the Pan-American highway in Chile. We continued to develop our infrastructure business through Cintra Concesiones, which had its initial public offering in October 2004 following its entrance in the U.S. market through the establishment of its headquarters in Austin, Texas. In 2009, we merged with Cintra Concesiones (see “—C. Organizational Structure”). Since 2015 we also manage concessions in Australia, Colombia, Slovakia, and the United Kingdom. In 2021 we gained access to the Indian market through IRB.
Customers and Types of Contracts
We operate our toll roads business through concession agreements. Concession agreements are contracts under which a public sector entity reaches an understanding with a private company for such company to construct and operate certain infrastructures for a period of time in consideration for the right to collect tolls (or to be paid either shadow tolls by the grantor of the concession or availability payments if there is no demand risk). The private company returns the infrastructure to the public sector entity at the end of the concession period.

Toll road concession projects are long term, capital-intensive projects that can typically be divided into two distinct phases: the construction phase and the operation phase. The construction phase involves the design and construction of the toll road and typically spans between two to five years. This phase is characterized by large capital expenditures, during which we usually do not receive revenues except for those projects that include toll road sections already in operation.
The operation phase commences once the construction phase is completed. It involves operating and maintaining the toll road and tolling equipment associated with the concession, as well as collecting toll receipts and managing prices. In some cases, the operation phase may commence while certain parts of the toll road are still under construction, allowing us to collect tolls on the operational sections of the motorway, which reduces the risks inherent to these projects and leads to value creation. The operation phase is generally characterized by increasing levels of revenue as tolls are collected, lower levels of capital expenditure and incurring operating expenses and generally increasing cash flows. Revenues from toll road concessions with demand risk depend on the toll rates charged. Toll rates are typically set by the relevant governmental authority in the concession agreement. The rates that the concession can charge are typically agreed as part of the concession agreement with the relevant governmental authority.
The toll rates usually increase in line with inflation, except in certain cases, such as the 407 ETR, I-77, and I-66 toll roads, in which toll rates increases may exceed the rate of inflation. This is similar for the Managed Lanes in Dallas, Texas, United States (i.e., the NTE 1-2, LBJ, and NTE 35W), which have soft caps that are updated yearly based on annual changes to inflation. The revenues from toll rates also depend on the levels of traffic on the road, which can be affected by general economic conditions, weather, and other factors. Revenues from availability payment roads concessions (i.e., concessions with no demand risk) are pre-determined in the concession contract and usually linked to inflation.
Operating expenses during the operation phase are primarily driven by the length and age of the toll road, as well as of factors such as traffic volumes and weather conditions. In this regard, this Business Division is affected by seasonality in that there is lower traffic over the winter months, due to deteriorated visibility and driving conditions as a result of winter storms and other adverse weather events (as compared to the summer and spring months, which have a lower incidence of adverse weather events and a higher traffic volume).
Our financing expenses in toll roads depend primarily on interest rates. The industry is principally debt-financed, to the extent that long-term concession agreements generally provide a basis for non-recourse long term debt under project finance plans, leading to high financing expenses. As the concession matures once the construction phase has ended, a traffic growth pattern is expected, and its risk profile improves. This, in turn, typically creates more opportunities to refinance projects and thereby reduce financing costs, subject to market conditions and contractual regulations. These refinancings create value by further decreasing project risk.
Cintra has a young portfolio of toll roads with a weighted average remaining life of approximately 40 years. Cintra manages such a portfolio with the objective of maximizing its EBITDA by generating strong operating revenues possible while complying with contractual obligations. To this end, Cintra operates its toll roads following a “premium operator” approach, which entails (i) using a hands-on approach with a common management strategy, (ii) building know-how on lessons learned across the portfolio, and (iii) continuously looking for new technologies and their potential benefits to the business.
Activities
The table below sets forth the traffic volume (in millions of transactions) for each of our operating toll road concessions with traffic risk for the years ended December 31, 2022, 2021, and 2020.

Toll Road	Country	For the year ended December 31,
		2022	2021	2020
		(in millions of transactions)
Fully consolidated assets
NTE 1-2	US	36	33	25
LBJ	US	40	37	30
NTE 35W	US	35	35	28
I-77	US	35	29	20
Equity accounted assets
407 ETR (*)	Canada	2,213	1,696	1,500

(*) VKT (Vehicle kilometers travelled).
A brief description of Cintra’s main concessions, by geographical area, is as follows:
Canada
The 407 ETR
The 407 ETR toll road concession in Canada, in which we hold a 43.2% interest, is the first all-electronic open access toll road in the world whereby tolls are incurred while vehicles are in motion by means of vehicle identification at entry and exit points either through transponders or video-based license plate imaging. By removing the need for toll barriers, this toll collection system enables free flow of traffic along the highway, allowing high traffic volumes without long queues. It covers 108 kilometers in an east-west direction, traversing Canada’s largest and most affluent urban center, the Greater Toronto Area.
In May 1999, the 407 ETR was privatized and Cintra (as part of the bidding consortium) won the concession award, which involved (i) the construction and completion of seven interchanges, (ii) the construction of the east (15 kilometers) and west (24 kilometers) extensions of the highway, both completed in 2001, and (iii) the financing, maintenance, and operation of the entire stretch of the 407 ETR for a period of 99 years (ending in 2098).
On October 5, 2010, we entered into an agreement with the Canada Pension Plan Investment Board for the sale of 10.0% of the share capital of the 407 ETR for approximately CAD 894.3 million (approximately EUR 640 million as of 2010). The share transfer took place on November 18, 2010, resulting in Cintra holding its current 43.2% interest in the 407 ETR.
As traffic grows, the 407 ETR keeps widening the number of lanes to preserve the user experience. Cintra, through its 407 ETR concession company, generally commences construction of these new lanes before it is contractually obliged to do so. Since we completed the extensions in 2001, we have added 315 kilometers of total new lanes, and the road’s capacity could still be increased by a further 12.0%. Although impacted by COVID-19, traffic levels on the 407 ETR have increased in most years since Cintra won the concession award in May 1999.
The 407 ETR has an innovative toll rates’ structure that allows us to raise prices freely without prior authorization from the Ontario Ministry of Transportation, provided that the traffic is maintained above a certain threshold. This system makes it possible for us to optimize revenues by adjusting toll fees to the time savings offered to drivers by the toll highway. The asset’s revenue compound annual growth rate for the 2009 to 2022 period is 6.9%. Certain 407 ETR annual traffic levels are measured against annual minimum traffic thresholds, which are prescribed by Schedule 22 to the concession agreement and escalate annually up to a specified lane capacity. If annual traffic level measurements are below the corresponding traffic thresholds, we have to pay the amounts calculated under Schedule 22 to the province in the following year, which could potentially be significantly large. See “Item 3. Key Information—D. Risk Factors—1. Risks Related to Our Business and Structure—21. Risks Relating to the Toll Roads Business Division—1. Reduced vehicle use on the toll roads operated by our toll roads concession companies may adversely impact our business, results of operations, and financial condition.”

The 407 East Extension (Phase 1 and 2)
The 407 East Extension (Phase 1), a project involving the eastern extension of highway 407, in which we hold a 50.0% interest, is our first project in North America under the availability payment scheme, with no traffic risk. This concession is 35 kilometers long and will be key to the economic development of the eastern part of the city of Toronto, where the knock-on effect of the highway extension has generated more than 13,000 new jobs and significant spin-off benefits for local businesses. We opened the 407 EDG toll road to traffic in June 2016.
The 407 East Extension (Phase 2) is an extension of the 407 East Extension (Phase 1) toll road also subject to the availability payment scheme. This concession is 32 kilometers long. We opened the concession to traffic in segments, with the first segment opening in 2018. The full opening took place in November 2019. Cintra holds a 50.0% stake in this concession.
United States
The Managed Lanes offer a solution to the problem of congestion in urban areas providing choices to users. Under the Managed Lanes system, toll rates charged are dynamic and may be changed every few minutes to manage traffic volume and ensure a minimum speed. Cintra has different projects under this model, including the NTE 1-2, LBJ, NTE 35W (including segment 3C), I-77, and I-66.
NTE 1-2
Cintra holds a 63.0% stake in the NTE concession, a 13.2 mile (21.4 kilometer) highway located in the Dallas‑Fort Worth area in north Texas. The NTE 1-2 is intended to improve mobility along a series of highways vital to the region, including IH-820 and SH 121/183. We fully opened the project to the public in October 2014. The concession agreement ends in 2061.
LBJ
Cintra holds a 54.6% stake in the LBJ concession, which provides a solution to congestion problems on interstates IH-35E and IH-635 in Dallas, Texas. This project increases capacity in the corridor with the creation of six new express toll lanes.
LBJ is 13.2 miles (21.4 kilometers) in length and located between IH-35E and US-75. The project was the largest private-public partnership (“PPP”) in the United States at the time and is, to date, the largest PPP in the Southwest of the United States. The project features a combination of four general purpose lanes and two to three continuous frontage roads in each direction, along with 13.2 miles (21.4 kilometers) of two-to-three managed lanes in each direction that use dynamic pricing to keep traffic moving above 50 miles per hour (80 kilometers per hour). The Managed Lanes feature about 5 miles (8 kilometers) of depressed roadway. A lump-sum, fixed-price contract entered into as a joint venture with LBJ Mobility Partner governs the reconstruction and has a design-build period of 60 months. It is divided into three sections: (i) the I-35 section from Loop 12/IH35 to Crown Road, with a length of 3.6 miles (5.8 kilometers), (ii) the LBJ/I-35E interchange, located on the I635 corridor between I35E and Dallas North Tollway, with a length of 5.0 miles (8.0 kilometers), and (iii) the LBJ Section, located on the I635 corridor between the Dallas North Tollway and the east of the US75 corridor, with a length of 4.6 miles (7.4 kilometers). We fully opened LBJ in September 2015. The concession agreement ends in 2061.
NTE 35W
Cintra holds a 53.7% stake in the NTE 35W project concession, which serves to link downtown Fort Worth, Texas, with the surrounding residential and business areas while also providing vital congestion relief by using Managed Lanes to support this major transportation corridor.
The NTE 35W comprises three different segments: (i) segment 3A (7.0 miles (11.0 kilometers) along the I-35W corridor through downtown Fort Worth, including the total reconstruction of the I-35W link between downtown Fort Worth and SH-820), (ii) 3B (4.0 miles or 6.4 kilometers, financed, designed, and built by the Texas Department of Transportation; operated and maintained by the consortium in charge of NTE 35W and led by Cintra), fully opened to traffic in July 2018, with a total investment of over USD 1.4 billion, and

(iii) segment 3C, an amendment to the original concession agreement awarded in August 2019 that comprises 6.8 miles or 11 kilometers, with an investment of roughly USD 0.9 billion and a concession term of nearly 50 years. The concession agreement includes renovation of existing lanes, which are expected to remain toll-free, and the construction of two managed lanes in each direction. Segment 3C started operating in June 2023.
I-77
Cintra holds a 72.2% stake in the I-77 express lanes concession in North Carolina, which connect the metropolitan area in the northern part of Charlotte with the residential area of Lake Norman over a distance of 26 miles (41.8 kilometers). The express lanes are dedicated travel lanes that run adjacent to the existing general purpose lanes. The express lanes are divided into three sections: two express lanes running on both directions on I-77 between Charlotte and Exit 28, and one express lane in either direction between Exit 28 and Exit 36, which seeks to minimize environmental impacts of traffic on neighboring Lake Norman.
The express lanes operate based on a dynamic toll system that facilitates demand management. A minimum speed of 45 miles per hour (approximately 72 kilometers per hour) is ensured. The highway’s 50-year concession term began once we opened the road to traffic, in November 2019.
I-66
Cintra holds a 55.7% stake in the I-66 project concession, which comprises the construction of three toll free lanes and two express lanes in each direction between Capital Beltway and Gainesville (Virginia). The project has committed investments of at least USD 3.7 billion, including (i) USD 2.3 billion in project construction, (ii) USD 579 million in upfront concession fees to the Commonwealth of Virginia for the funding of additional improvement projects in the corridor, (iii) USD 800 million to expand transit services in the corridor, and (iv) USD 350 million for other improvement projects over the course of the 50-year concession period. The 50-year concession began at closing of the commercial agreement in 2016. The highway opened to traffic in two stages in September and December 2022.
India
IRB
The IRB project, in which we hold a 24.9% interest, manages 24 different toll road projects over a total distance of 13,739 lane kilometers and includes the Mumbai-Pune toll road. The IRB project represents around 20.0% of the “Golden Quadrilateral,” the road network that connects India’s main economic development hubs. IRB has its own construction division that works exclusively for IRB’s own concessions, which allows for similar synergies and complimentary capabilities as those derived by the relationship between Cintra and Ferrovial Construction, discussed in relevant part in this section.
4.B.3.3.2 Airports Business Division
Overview
Our activities in the Airports Business Division include the development, financing, and operation of airports. Ferrovial Airports oversees all of our airport management activities.
The origins of the Airports Business Division date back to 1998, but it was only in 2006, with the acquisition of HAH, that it gained its current relevance within our operations.
Investments / Main Assets
In 2006, we acquired a stake of 55.9% in HAH. As a result of various corporate transactions since the initial acquisition in 2006, as at the date of this registration statement we indirectly hold 25.0% of HAH’s share capital.
In 2014, AGS Airports Limited (a consortium comprised of Ferrovial Airports and Macquarie European Infrastructure Fund 4 LP) entered into a share purchase agreement with Non Des Topco Ltd (a wholly-owned subsidiary of HAH) for the acquisition of the AGS airports in the United Kingdom. As a result, we indirectly hold 50.0% plus one share of AGS’ share capital.
In 2022, we increased our airports portfolio after we reached an agreement with Turkish infrastructure company YDA Group to acquire a 60.0% stake in the company that manages the Dalaman airport concession.
Also in 2022 we acquired a 96.0% interest in Mars NTO LLC, an entity holding a 51.0% stake in the consortium that won the concession award to design, build, and operate the NTO at JFK airport in New York (which includes the former Terminals 1, 2, and 3 of this airport). We hold a 49.0% indirect ownership interest in the project and are the consortium’s lead sponsor.
Customers and Types of Contracts
The main customers in connection with the operations of the Airports Business Division are airlines and passengers who use the facilities we operate. We manage airports through concession agreements and administrative licenses, with some airports’ revenues (i.e., Heathrow) being established by a local regulatory authority, other airports’ revenues (i.e., Dalaman) being set by the governing concession agreement, and the remaining airports’ revenues (i.e., the AGS airports and JFK) not being regulated, meaning that the fees charged to users are established by the airport.
Activities
The Airports Business Division generates two primary types of income: (i) aeronautical income and (ii) non-aeronautical income.
Aeronautical income is generated from airport fees and traffic charges, which in turn are principally levied on the basis of passenger numbers, maximum total aircraft weight, aircraft noise and emission characteristics, and the length of time during which an aircraft is parked at the airport (in the case of Heathrow only, these charges are regulated by the CAA). In this regard, the division’s revenues are affected by seasonality, since there is higher passenger traffic (the total number of incoming and outcoming passengers at the airport in a particular period) over the spring and summer months.
Non-aeronautical income is generated mainly from retail concession fees, car parking income, advertising revenue, and other services supplied by the airport’s operators, such as the rental of aircraft hangars, cargo storage facilities, maintenance facilities, and the provision of facilities such as baggage handling and passenger check-in. This income is also somewhat affected by seasonality, since items such as car parking income, baggage handling, and passenger check-in depend on passenger volume. HAH also generates income from the Heathrow Express rail operations.
The Airports Business Division’s assets are divided into economically regulated and economically non-regulated assets. Heathrow airport is an asset that is subject to economic regulation from the CAA, while passenger fees at Dalaman are set by the governing concession contract.
Although the number of passengers has increased in the six months ended June 30, 2023 as compared to the six months ended June 30, 2022 and in 2022 as compared to 2021 at our main airports, no dividends were paid by HAH and AGS in the six months ended June 30, 2023 or for the years ended December 31, 2022 and 2021. For the year ended December 31, 2020, we received a dividend that amounted to EUR 29 million for HAH, and no dividend for AGS. This is partially explained by the Airports Business Division’s results being strongly impacted by COVID-19 in 2020 and to a lesser extent, in 2021 and, in the case of AGS, also due to the conditions in connection with the amendment and extension of its existing debt facility.
A brief description of Ferrovial Airports’ main assets is as follows:
Heathrow Airport
Located 24 kilometers west of central London, Heathrow is the UK’s hub airport and the principal airport for long-haul routes and is Europe’s busiest airport in terms of total passengers, according to ACI Europe data for the first half of 2023. In 2022, according to its own data, 61.6 million passengers travelled through Heathrow and passenger traffic figures have continued to improve in 2023.

Heathrow hosts most of the world’s major international airlines and is the worldwide hub of British Airways, as well as the main European hub of the Oneworld Alliance (which includes British Airways, Iberia, American Airlines, Finnair, Japan Airlines, Qantas, and Royal Jordanian). It also hosts the other two principal airline alliances of SkyTeam (which includes Air France, KLM, ITA Airways, China Southern, and Kenya Airways) and Star Alliance (which includes Air Canada, Air New Zealand, Air China, EgyptAir, Lufthansa, and Turkish Airlines).
Heathrow has an air transport movement annual capacity limit set by the UK Department of Transport and is served by two parallel runways which, together, have maximum permitted air transport movements of 480,000 flights per year. For the year ended December 31, 2022, actual passenger air transport movements (cargo and passenger traffic) totaled 376,847, and passenger-only air transport movements totaled 367,160. In 2022, approximately 80.4% of Heathrow’s passenger traffic was origin and destination traffic, and 19.6% was transfer traffic. To serve passenger traffic, Heathrow has four terminals with a total retail space of more than 35,000 square meters and provides a wide range of passenger services, including passenger-handling facilities, shops, bars, restaurants, and public car park spaces. Heathrow is served by extensive bus services, London Underground services, and the dedicated Heathrow Express rail link to and from London Paddington station.
The above data illustrate not only the scale and resilience of Heathrow’s operations but also the benefits of its continued investments. For example, the construction of Terminal 2, opened in June 2014, required an investment of EUR 3 billion and generated over 35,000 indirect jobs. Overall, with this project, the Heathrow investment transformation program has amounted to over GBP 11.0 billion (approximately EUR 12.9 billion). In 2022, Heathrow accounted for approximately 82.0% of the total passengers in the airports in which we participated.
Given its relative scale, Heathrow is a very important asset for the Airports Business Division, accounting in 2022 for approximately 82.0% of the total passengers in the airports in which we participate.
In February 2022, Heathrow released an update to its original 2017 sustainability plan, “Heathrow 2.0.” Heathrow’s refreshed strategy sets out the goals towards which it will be working during this decade, focusing on delivering outcomes that align with key environmental, community, and industry issues for the airport. Heathrow reports its progress in its yearly sustainability report. Heathrow’s last sustainability report, the Sustainability Report for 2022, was published in March 2023 and provided an update to stakeholders on progress made in 2022, and performance data on key sustainability impact. We do not have operational control over equity-accounted companies’, such as HAH, sustainability plans and strategies, but routinely review such plans and strategies so that they do not contradict our own sustainability framework.
Heathrow’s net zero plan, issued in 2022 within the framework of Heathrow 2.0, sets out how to achieve net zero carbon emissions for its own operations and how to contribute to decarbonizing wider United Kingdom aviation. It includes initiatives such as stretching targets to cut carbon “in the air” by up to 15% and “on the ground” by at least 45% by 2030 and achieving net zero emissions for its own operations by 2050, using 2019 levels as the baseline. Its eight goals show where Heathrow will cut its emissions and how the airport plans to do that, including how Heathrow will work in establishing relevant partnerships and influence others where Heathrow does not directly control emissions.
Investment will be key to delivering Heathrow’s net zero plan. Therefore, as part of Heathrow’s “H7” business plan (the CAA’s Heathrow price control review plan pursuant to the Civil Aviation Act 2012), GBP 207 million of capital expenditure will be allocated to a carbon program, covering all aspects of airport operations from modernizing airspace to electric vehicle charging.
In addition to its net zero plan and H7 business plan, Heathrow continued to advocate for a global net zero deal at the International Civil Aviation Organization Assembly in 2021 and has also advocated for governments to introduce the mandates and price incentives needed to stimulate investment in sustainable aviation fuel. In connection with the latter, and as part of the Prince of Wales’s Sustainable Markets Initiative (“SMI”), Heathrow’s CEO engaged on net zero aviation with leaders at the Commonwealth Heads of Government Meeting, held in Kigali in 2021.
Through the SMI, Heathrow is also building an alliance of corporations committed to purchasing sustainable aviation fuel, hence assisting in the early stages of sustainable aviation fuel market development. Heathrow’s sustainable aviation fuel landing charges incentive (designed to deliver 0.5% sustainable aviation fuel at

Heathrow during 2022) was over-subscribed and Heathrow has now increased the incentives to more than triple its sustainable aviation fuel mix during 2023 (from 0.5% to 1.5%) and to increase it steadily in the years after. In particular, Heathrow is expected to cover up to 50% of SAF’s premium to conventional jet fuel for participating airlines, with an incentive pot of GBP 38 million. This initiative complements the UK Government’s new “Jet Zero” strategy, pursuant to which the UK Government seeks to achieve net zero aviation by 2050, with all domestic flights achieving net zero and all airport operations in England achieving zero emissions by 2040.
Following the UK Government’s publication of its Jet Zero Strategy in July 2022, Heathrow continues to support the government on its plans to introduce the mandates and consult on the price incentives needed to stimulate domestic investment in sustainable aviation fuel.
AGS Airports
The AGS airports consist of the Aberdeen, Glasgow, and Southampton airports. Unlike Heathrow, the AGS airports do not have an air transport movement annual capacity limit established by the UK Department of Transport. AGS also saw a notable recovery in traffic in 2022, with 9.2 million passengers for the year, thanks to the removal of travel restrictions from April onwards, in comparison to 3.5 million passengers for the year 2021 (when COVID-19 restrictions were still in place). Glasgow showed the strongest recovery, mainly due to increased tourist travel. Traffic continued to improve throughout the six months ended June 30, 2023, with 4.9 million passenger for the period, in comparison to 4.0 million passengers for the six months ended June 30, 2022.
The AGS airports serve a catchment area in Scotland and England’s south coast and are located within 60 minutes of 6.6 million people. The regions served by these airports have shown strong economic growth anchored upon the financial services, energy, and logistics industries.
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Glasgow airport, Scotland’s second busiest airport after Edinburgh, is also Scotland’s principal long-haul airport as well as Scotland’s largest charter hub and offers a balanced mix of domestic and international traffic. Based on 2023 data, it is served by over 15 airlines with flights to around 100 destinations, including charter and scheduled flights.

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Aberdeen airport is one of the world’s busiest commercial heliports, providing services for approximately 350,000 helicopter passengers in support of the North Sea oil and gas industry as of 2022 data. Based on 2023 data, it is served by over 12 airlines with flights to more than 20 destinations, including charter and scheduled flights.

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Southampton airport. Based on 2023 data, it is served by 10 airlines and offers flights to around 20 destinations. It provides short-haul air links to mainland Europe, large United Kingdom cities, and the Channel Islands.

Dalaman Airport
In February 2022, we reached an agreement to acquire a 60.0% interest in the company that manages the concession for the Dalaman airport in Turkey. We completed the acquisition in July 2022 for EUR 146 million. The concession started in 2014 and it terminates in 2042. Passenger charges are set and collected in euros, so most of the airport’s revenues are in that currency.
The airport, which is located on the Turkish Riviera, a vacation destination for both domestic and international passengers, had 4.5 million passengers in 2022 and 1.8 million passengers in the six months ended June 30, 2023.
The Dalaman airport has steadily regained traffic during 2022 and the six months ended June 30, 2023, as travel restrictions were lifted. However, there has been a decline in Russian and Ukrainian passengers due to the conflict in Ukraine, although the impact is limited and partly offset by increased traffic from other European destinations, especially the United Kingdom.
NTO at John F. Kennedy International Airport in New York
In 2022, we entered a consortium for the development of NTO at JFK airport and as a result hold a 49.0% indirect interest in the project. On June 10, 2022, the consortium signed the concession contract with the Port

Authority of New York and New Jersey for the construction and later operation of the terminal, which ends in 2060. We expect the first phase of the construction to finalize, and the terminal to come into operation in, 2026. The revenue streams from the terminal under the concession agreement are the passenger fees charged to the airlines, as well as commercial revenues.
We will complete the NTO project in phases to match traffic demand. The initial phase of development, related to the initial round of financing (Phase A), will replace the operations of the existing Terminal 1, which will be dismantled, and will accommodate additional airlines that will be displaced by the demolition of other JFK terminals, in line with the Port Authority of New York and New Jersey’s JFK master plan. Work on Phase A began in June 2022 and will continue until 2026. Our Construction Business Division also participates in this project through Ferrovial Construction, which acts as the lead on the technical area of the project management office (PMO).
Other Operations
We operate in the airport facility maintenance and management sector through our 49.0% stake in the local company FMM, responsible for the maintenance and management of the Doha airport in Qatar.
Finally, we are currently developing a series of agnostic vertiport networks capable of accommodating various electric vertical take-off and landing aircraft (eVTOLs), operators, and business models to meet existing market demands by partnering with eVTOL operators and airlines in the identification, development, leasing, and operating of sites and by cooperating with local authorities at all levels to ensure compliance with all applicable regulatory requirements.
4.B.3.3.3 Construction Business Division
Overview
We conduct our construction activities through our wholly-owned subsidiary Ferrovial Construction as well as through other companies within the Construction Business Division. With over 90 years of experience in the industry, Ferrovial Construction is a leading Spanish construction company in terms of revenue and played an important role in the expansion of Spanish construction companies into international markets. Ferrovial Construction is involved in all areas of civil engineering, residential building, and non-residential building internationally. The company is also involved in water treatment plant engineering and construction through its wholly-owned subsidiary Cadagua, recognized internationally for its seawater desalination plants. Our Construction Business Division is also involved in energy transition projects, maintaining our commitment to the development of sustainable, innovative, and efficient solutions.
We have established a strong presence in Poland and the U.S., where we function through our local subsidiaries Budimex and Webber, respectively. We also function through permanent branch offices and subsidiaries in markets such as the United Kingdom, Canada, Chile, and Australia.
The Construction Business Division’s operations are affected by seasonality due to an increase in activity over the spring and summer months due to improved weather conditions (as compared to the winter). For further details on the effect of seasonality on the Construction Business Division’s results, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—2. Material Factors Affecting Results of Operations—5. Seasonality.”
The principal products we use in our Construction Business Division include concrete, steel reinforcing bars, and asphalt. The fabrication of these products is subject to raw material (such as cement, aggregates, and crude oil) availability and pricing fluctuations, which we monitor on a regular basis. We purchase most of these raw materials, necessary to operate our business, from numerous sources. The availability and cost of these raw materials may vary significantly from year to year due to various factors, including the logistics market, customer demand, producer capacity, inflation, market conditions, and specific material shortages.
In 2022, we increased our turnover and maintained our profitability at positive levels thanks to the mitigation and management measures adopted to control the effects of inflation, supported by price review formulas implemented by public administrations in countries such as Spain, Poland, and Portugal. These management policies were carried over the six months ended June 30, 2023. The outlook in this Business Division remains favorable, with the portfolio at record highs following major awards and a solid pipeline of projects in the main markets (i.e., U.S., Poland, and Spain), where investments are planned not only in transport infrastructure, but also in water, electricity transmission and energy efficiency projects.
Investments / Main Assets
During the six months ended June 30, 2023, we won the following projects:
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Contract to expand the wastewater treatment plant in the city of Pflugerville, Texas for USD 146 million (approximately EUR 135 million).

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Contract to improve a section of I-85 in Atlanta, Georgia for USD 79 million (approximately EUR 71 million).

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Contracts to expand State Loop 335, Texas State Highway 99 and State Loop 378 in Amarillo District, Texas, for USD 265 million (approximately EUR 240 million).

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Contract for the construction of the Wilbarger Creek Wastewater Treatment Plant in the city of Pflugerville, Texas for an anticipated value of approximately USD 200 million.

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Contract for the construction of a rail bridge over the Ebro River in Spain for EUR 48.6 million.

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Interest in the extension of the Llobregat-Anoia line of the FGC commuter rail system in Barcelona, Spain for EUR 300 million.

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Interest in the burial of the Line R2 of the Rodalies commuter rail system and construction of a new underground station in Barcelona, Spain for EUR 446.6 million in a consortium with Comsa and FCC.

During 2022, we won the following projects:
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the Ontario Line Subway for approximately CAD 5,500 million (approximately EUR 4,100 million) (Canada) (50.0% interest);

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the Coffs Harbour Bypass for approximately AUD 1,400 million (approximately EUR 900 million) (Australia) (50.0% interest);

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the I-95 Robeson County widening project for USD 283 million (approximately EUR 277 million) (United States);

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the expansion of the Gdansk Deepwater Container Terminal for EUR 245 million (Poland) (75.0% interest);

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the construction of 2.7 miles of interstate I74 Forsyth County for USD 262 million (approximately EUR 230 million) (United States); and

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the construction of a tunnel, three stations, and eight ancillary infrastructures for the Paris Subway as part of Gran Paris Express for EUR 439 million (France) (50.0% interest).

Inception
We have developed and expanded our Construction Business Division nationally and internationally since 1952, mainly through the award of concession contracts in countries such as the United Kingdom, the United States, and Canada, and through strategic acquisitions such as Budimex in Poland and Webber in the U.S.
We have a great degree of expertise in large and complex international projects, mainly through construction works carried out for the benefit of our Companies, such as Cintra or HAH, but also through construction works carried out for the benefit of third party clients.
In 1985, we expanded our portfolio of national expertise to include know-how in the field of engineering and construction of water purification and treatment plants, through the acquisition of a 100% holding in the Spanish company Cadagua.
In 1995, we acquired a 98.3% interest in Agroman Empresa Constructora, a Spanish construction company founded in 1927. On October 5, 1999, we merged with Agroman Empresa Constructora and incorporated

Ferrovial Agroman, which became one of the largest Spanish construction companies in terms of revenue. We then acquired the remaining interest in Ferrovial Agroman, therefore becoming the sole shareholder of Ferrovial Agroman and completing the integration process of the construction business. In May 2020, Ferrovial Agroman changed its corporate name to Ferrovial Construction.
We have continued to expand our international portfolio within the Construction Business Division through the acquisition of a 59.1% holding in the Polish construction company Budimex in 2000 and the acquisition of a 100% holding in the U.S. company Webber in 2005.
Within Ferrovial Construction, in 2021 the Energy Solutions division was created, dedicated to the construction of energy infrastructures and focused on three areas: renewable generation and storage, energy transmission, and energy efficiency projects.
Customers and Type of Contracts
Ferrovial Construction’s Order Book increased to EUR 14,857 million as of June 30, 2023 (not including pre-awarded contracts or contracts pending commercial or financial agreements for an approximate amount of EUR 1,700 million, mainly related to contracts at Budimex and Webber), with clients in countries outside of Spain accounting for 83% of the Order Book’s accounts.
Ferrovial Construction’s Order Book was EUR 14.7 billion (not including pre-awarded contracts for an amount of EUR 915 million, mainly related to contracts at Budimex and Webber) as of December 31, 2022, with clients in countries outside of Spain accounting for 85% of the Order Book’s accounts. Clients from the public sector accounted for 82.2% of the total Order Book, with our Companies representing 4.7% and private customers representing 13.1%.
Generally, our Construction Business Division operates through design and construction agreements whereby we assume obligations to design and construct infrastructure. We generally enter into those agreements by virtue of our successful participation in public and private procurements.
Activities
A brief description of the Construction Business Divisions’ main Companies is as follows:
Ferrovial Construction
Ferrovial Construction is the company that heads the Construction Business Division in the Spanish market and participates in all areas of construction, including civil works and building and industrial works, both in Spain and internationally through other companies within the Business Division. Within the context of civil works, the Business Division’s largest segment, it designs and builds all types of infrastructures, including roads, railways, hydraulic works, maritime works, hydroelectric works, and industrial projects. Ferrovial Construction’s building activities also include the construction of non-residential buildings (including airports, sports facilities, health centers, schools and cultural buildings, shopping and leisure centers, museums, hotels, building refurbishment projects, offices, factories, and industrial warehouses) and residential construction. Additionally, Ferrovial Construction, through Cadagua, provides engineering and construction services of water treatment plants, mainly in seawater desalination plants, but also in sewage treatment, water purification, and waste management plants.
Budimex
Budimex, a company founded in 1968, has been listed on the Warsaw stock exchange since 1995. It is the leading construction company in Poland in terms of revenue (based on the data from the “Polish Construction Companies 2022” report from Deloitte).
Budimex has been traditionally focused on the construction of civil works (such as roads, highways, railways, airports, and bridges), industrial construction, residential building, and non-residential building, which aligns with the overall operational split of the Construction Business Division. Over the last few years, Budimex has systematically diversified its activities, both by seeking and acquiring projects other than roads and by participating in new activities such as public-private partnerships and infrastructure and facilities management. Budimex is currently a key player in the infrastructure market (road and rail) and general construction market in Poland. As a general contractor, the company offers construction services in the following infrastructure sectors: roads, railways, airports, general construction, energy, industrial and environmental construction. In recent years, the company has increased its exposure to the prospective hydro and military markets. General construction within the Budimex Group has also undergone a transformation demonstrated by the reduction of exposure to the real estate market. Instead, the company has focused on specialized construction and areas of the market that can be characterized by capital inflows related to local government investments and private investments by foreign companies. Budimex is gradually increasing involvement in the facility management, specifically real estate and infrastructure facility services, and waste management sectors through FBSerwis. The company’s strategic plans include expansion of its construction activities into neighboring countries, development of the waste management segment (via FBSerwis) and participation in Poland’s energy transformation (investments in renewable energy generation assets through the joint venture BXF Energia).
Webber
Webber specializes in the construction of infrastructure works, such as roads, highways, bridges, and airport runways. In 2018, it became the leading transport infrastructure company in the State of Texas, United States, according to Engineering News Record (“ENR”) magazine. In 2016, Webber acquired Pepper Lawson Construction, a specialized company in water infrastructure, enhancing the capabilities and resources of Webber in this segment. Webber is one of the leading transportation-focused contractors in Texas (based on the 2022 data from ENR Texas & Louisiana report), and in the last few years, it has expanded operations into other U.S. states, including Virginia, Georgia, North Carolina and Florida.
4.B.3.3.4 Energy Infrastructure and Mobility Division
As an output of both the Sustainability Strategy and Horizon 24, we explore sustainable business opportunities, particularly anticipating a transition to a low-carbon economy. As a consequence, in 2021, we created the Energy Infrastructure and Mobility Business Division, which includes the development of Energy Infrastructure (transmission lines and renewable energy generation plants), Mobility (through the ownership interest in Zity, an electric car-sharing company operating in Madrid, Paris, Lyon, and Milan), waste management plants in the United Kingdom, services to the mining industry in Chile, and auxiliary services provision to public and private clients in Spain.
Investments / Main Assets
Our Energy Infrastructures subdivision operates a transmission line acquired in 2016 in Chile and has another, the Centella project, under construction. In Spain, we have a 50 megawatt-peak (MWp) photovoltaic plant in the commissioning phase, located in Seville, as well as a portfolio of generation projects in their early stages of development. In addition, we recently agreed to acquire two additional photovoltaic plants in Seville. The completion of these acquisitions is contingent on certain conditions precedent to closing (see “—14. Recent Developments”).
Our Mobility subdivision operates Car Sharing Mobility Services, S.L. (“Zity”). Zity is an electric car-sharing company operating, directly or through subsidiaries, in Madrid, Paris, Lyon, and Milan. The fleet consists of approximately 1,500 electric vehicles. We have a 50.0% stake in this project, developed jointly with manufacturer Renault. Also within the Mobility subdivision, our minority stake in Inspiration Mobility (a North American company investing in the electric vehicle sector, both in cars and associated charging structures) represents another incipient project.
We also manage circular economy (i.e., a production and consumption model that incentivizes the sharing, leasing, reutilizing, repairing, renewing, and recycling of already-existing raw materials and products throughout their life cycle) activities. We have four municipal solid waste management centers in the United Kingdom, located in Yorkshire, Milton Keynes, Cambridge, and Isle of Wight. Each of them is associated with a concession contract with different local authorities. Together, they have capacity to treat some 800,000 tons per year. This business was reclassified to the Energy Infrastructure and Mobility Business Division from our divested Services Business Division.

Finally, in Chile, in addition to the transmission lines described above, our activity includes providing services to large-scale copper mining, such as maintenance, hoisting, or management of the electrical loop. In Spain, we retain a 24.8% stake in Grupo Serveo, a company focused on providing ancillary services to public and private clients. These businesses were reclassified to the Energy Infrastructure and Mobility Business Division from our divested Services Business Division.
Inception
We created the Energy Infrastructure and Mobility Business Division in 2021 in line with our commitment to sustainable initiatives and solutions.
Customers and Type of Contracts
Within the Energy Infrastructure and Mobility Business Division, our main customers vary depending on the subdivision and the specific underlying service or asset. For example, although we enter into underlying agreements with the appropriate governmental authorities, the direct recipients of the services provided by our Chilean transmission lines assets managed under our energy infrastructure are electricity generation and distribution companies, while the main recipients of Zity’s car-sharing services, managed under our mobility subdivision, are the individual users of Zity. In the case of our waste management plants our main customers are local authorities. Finally, our main customers with respect to the services we provide to the Chilean mining industry include a mix of private and public entities dedicated to the exploitation of mineral resources such as copper—for example, Codelco, BHP Billiton and Antofagasta Minerals.
Similarly, the types of contracts under which our Energy Infrastructure and Mobility Business Division operates also depend on the specific underlying service or asset.
Our transmission lines are freehold assets awarded by governmental authorities—for example, the Chilean Ministry of Energy—following our successful participation in a competitive bidding process. These assets are not subject to demand risk (i.e., financial risk that we will be unable to sell our services) since they are subject to availability payment, a means to compensate private parties for designing, constructing, operating and maintaining a facility, codified pursuant to Chile’s General Law of Electric Services and the Adjudication Decree (administrative act issued by the Ministry of Chile). Counterparty risk in connection with the operation of these assets is diversified by invoicing the related costs to energy generation and distribution companies, which then pass them through to final customers, under the supervision of the National Electricity Coordinator of Chile. The revenues received pursuant to the energy transmission agreements are fixed in USD for the first 20 years, with adjustments to provide for inflation, and are reviewed every four years thereafter.
In connection with our electricity generation activity, we expect to reach commercial operation in El Berrocal plant (Seville, Spain) in the fourth quarter of 2023. We expect the energy produced by this asset will be sold in the wholesale electricity market in accordance with Spanish regulation governing the electric sector. The commercial operation of the plant will be subject to the project agreements customary within the industry.
Zity’s operations are supported by a mobile application whereby Zity’s services are offered to consumers after they have downloaded such application, created an account, verified their identity and entered into an agreement with Zity and its subsidiaries for the vehicle rental. These agreements govern our relationship with Zity’s customers and have the form of “terms of use”. The agreements are regulated pursuant to local governing digital commerce, digital payments, consumer protection and personal data protection regulations.
Most of our waste management activities in United Kingdom occur under four concession contracts with different local authorities, which regulate both the plants’ construction and subsequent operations. These concession contracts are expected to expire between 2033 and 2042. Finally, our services to the Chilean mining industry are governed by services contracts entered into with the relevant services’ recipient.
Activities
Our activities include:
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The development of transmission lines and renewable energy generation plants under the Energy Infrastructure subdivision;

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The investment in Zity, an electric car-sharing company operating in Madrid, Paris, Lyon, and Milan, under the Mobility subdivision;

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The operation of waste management plants in the United Kingdom; and

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The management of our outstanding services businesses, mainly providing services to the mining industry in Chile and auxiliary services to public and private clients in Spain.

In a sector subject to constant change, we intend to use, together with our own resources, our participation in industrial ecosystems to develop and invest in technologies that enable growth in profitable businesses. The activity will focus on our preferred geographies, meaning geographies where our Energy Infrastructure and Mobility services are already provided and the United States and Poland.
4.B.3.3.5 Discontinued Operations (Services)
In 2018, following completion of a strategic review process, we decided to classify the Services Business Division as divested operations. We concluded the divestment process in 2022.
As discussed in “―4. Energy Infrastructure and Mobility Business Division,” we have retained the United Kingdom waste management business and the services activity in Chile and Spain (the latter, a minority stake) as part of our Energy Infrastructure and Mobility Business Division.
Additionally, we transferred certain other activities to the Construction Business Division (the North American infrastructure maintenance business and the energy efficiency services business), the Toll Roads Business Division (the contract to maintain and operate Madrid Calle 30 and the ARAVIA maintenance contract for conservation and operation of a section of A2 highway in Spain) in 2021, and the Airports Business Division (the stake in the local company FMM, responsible for the maintenance and management of the Doha airport in Qatar).
4.B.4 Seasonality
For a discussion of seasonality, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—2. Material Factors Affecting Results of Operations—5. Seasonality.”
4.B.5 Sources and Availability of Raw Materials
For a discussion of sources and availability of raw materials, see “—3. Group Overview—3. Our Business Divisions—3. Construction Business Division” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—2. Material Factors Affecting Results of Operations—1. Inflationary pressures and energy and commodity prices.”
4.B.6 Research and Development
Innovation is an important element to improving existing business models and exploring new ways of adding value, and is one of the key priorities for our Horizon 24 Strategic Plan. We expect to continue increasing our digital and innovation ratios and supporting the transformation of our Business Divisions and physical infrastructures through Digital Horizon 24, the innovation and digitization program of the Horizon 24 Strategic Plan. Digital Horizon 24 entails the improvement of our risk management, efficiency, customer-focused competitiveness, differentiation, and diversification processes, as well as growth in new areas.
To ensure sustainable impact, we have established a new innovation strategy (2022-2024) focused on generating impact in the following areas: (i) competitive advantages, (ii) transformation, and (iii) diversification and growth.
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Competitive advantages. We invest to develop new products and processes that generate a higher quality of service to our customers. For example, in 2022, we launched INFRAVERSE, an initiative for the efficient use of the technologies that make up the metaverse, to improve construction and operation processes to better respond to customer needs.

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Business transformation. Managed by our centers of excellence, which are focused on three critical areas: (i) mobility, (ii) asset management, and (iii) energy and sustainability, the latter of which we launched in 2022 to directly support the recently created Energy Infrastructure and Mobility Business Division. In parallel, we also promote the industrialization of the entire construction process by synchronizing the production and assembly of components through supply chain and logistics planning.
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Diversification and growth. We have launched new adjacent businesses under the venture building process created in 2022 to develop and launch business ideas. We expect to create new products and services under this initiative that will increase the value generated for our clients and enable new digital channels and additional sources of income.

We promote our open innovation ecosystem and alliance network through relationships with universities and research centers, startups and venture capital funds, public innovation agencies responsible for setting industrial policy, and with other large corporations. Particularly relevant is the research collaboration with the Massachusetts Institute of Technology (MIT), through MIT’s energy initiative, renewed in 2021 for a third five-year period, and through the MIT Mobility Initiative, which we joined in 2021 as a founding member. We have also established a 5-year strategic partnership agreement with Microsoft to cooperate in developing solutions to reimagine sustainable construction, infrastructures, and mobility of the future.
We also work in the development of tools, applications and initiatives that are useful to us and our Business Divisions:
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We developed ATLAS, a new digital tool that centralizes IT and innovation initiatives, in 2022. Digitizing and unifying management provides considerable benefits, such as the homogeneity of processes, having a single source of information, transparent collaboration between teams, and integration with other digital tools. ATLAS also enables the implementation of a governance model that ensures constant communication and exchange of information between the portfolio department and the business lines, facilitating the monitoring of initiatives and strategic, operational, and budgetary decision-making related to our investment in IT and innovation.

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The Toll Roads Business Division developed the Nextpass app that allows payment on Virginia toll roads.

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The Airports Business Division has continued to develop our Vertiports line to develop, build, and operate a series of vertiport networks capable of accommodating diverse vertical take-off and landing aircraft and operators.

The Energy Infrastructure and Mobility Business Division launched our Monitoring and Control Center, which encompasses operation and maintenance activities related to electricity generation assets and transmission lines and enables the monitoring of the electricity systems (generation facilities and transmission lines) in the markets in which we operate.
4.B.7 Intellectual Property
We implement intellectual property (“IP”) protection policies and procedures. The measures we take to protect our IP include the registration of trademarks, central management, and Internet domain names to protect our interests, as appropriate. In addition, we protect our IP assets through patents, utility models, and industrial secrets. We have more than 50 patents and utility models. However, we believe that none of the referred patents and utility models are key or material elements in our Business Divisions.
Additionally, to protect our trademarks and Internet domain names, our relevant policies and procedures on this field apply to all subsidiaries, which are required, among others, to (i) proceed with an early registration of trademarks and Internet domain names whenever it is expected that we enter a new industry or commence activities in a new country and (ii) properly define the relevant products and services to ensure an adequate protection of our trademarks.
We developed, and continuously improve, applications and systems that are crucial to efficiently run our Business Divisions: for example, the InSite System for the Construction Business Division, the Managed Lanes (BOS system) for the Toll Roads Business Division, and the Asset Management Platform for all Business Divisions.

4.B.8. IT
We believe that the strategic importance of digital products and services, operational technology, internet-connected assets, and the information generated and used in all processes and operations that support business activities are key to creating value for our stakeholders.
We strive to ensure that our IT infrastructure, including our servers, disks, networks, is up-to-date and follows best practices in terms of availability and redundancy. Our equipment is hosted in a pair of data centers with the highest-available reliability standards (Tier IV) and we make extensive use of cloud services from reference providers (hyperscalers). Secure communications in the context of our activity rely on a worldwide corporate network and on security services that enable a controlled access to corporate applications and IT services.
We have a Global Chief Information Security Officer (“CISO”), who, together with the local CISOs of the different Business Divisions and subsidiaries, make up the organizational structure and ensure adequate resources to implement the cybersecurity program. The Global CISO interacts regularly with our management committee (comprised of our Chief Executive Officer, Chief Financial Officer, Chief Human Resources Officer, Chief Strategy Officer, Chief Information and Innovation Officer, General Counsel, and the Chief Executive Officers of the heading companies for each Business Division) and the management committees of the Business Divisions, by providing information on the security strategy and program on the level of internal control and the main security risks and threats and how they are being managed. The Global CISO also periodically reports to the Board, providing information about the strategy, the security program, and the main security risks and threats, as well as their management.
The strategic IT security plan initiated in 2019 was completed in 2022. The new security program for 2023 focuses on: (i) developing advanced threat protection capabilities, (ii) improving security in the lifecycle of digital products and services and third-party risk management, (iii) fostering an appropriate cybersecurity culture, and (iv) increasing detection and response capabilities in industrial environments. The corporate cybersecurity policy (the “Cybersecurity Model”) is structured around a set of principles and objectives that reinforce the business strategy and it is implemented from the security model formalized in a security regulatory body that follows the market practice (including by taking as a reference the NIST CSF and ISO 27001 standard). The Cybersecurity Model follows ISO 27001’s continuous improvement principle and is monitored periodically by our governance bodies, being benchmarked against (i) the results of audits and review, (ii) compliance with key goal indicators (“KGIs”) and security KPIs, which include, among others, our cybersecurity rating value, capability model compliance level, non-compliance-related penalties and fines, average of security incidents duly managed, average of critical processes that have up-to-date recovery plans in place, and phishing scenario simulations launched company-wide, or (iii) new cybersecurity threats.
We are striving to evolve our strategy by deploying protection, detection, and response capabilities to address threats, such as those associated with the Ukrainian conflict, the proliferation of ransomware attacks, supply chain or email compromises, phishing, or smishing. Among other measures, we aim to regularly boost detection capabilities, carry out systematic compromise and attack simulations, and step up security training and awareness campaigns.
With the aim of making employees and collaborators the first line of defense against cyber threats, we have also implemented a cybersecurity culture program and other initiatives aimed at increasing employee awareness in connection with cybersecurity incidents.
We have two Security Operations Centers (“SOCs”) that provide coverage for security events occurring in our data centers, perimeters, workstations, and cloud environments. These services act when they receive alerts generated by security information and event management tools, detecting the use cases defined by the cybersecurity department. We have cyber-intelligence capabilities that provide information on threat actors and their techniques and tools, enabling the deployment of controls to prevent successful attacks. In addition, we maintain formal collaboration agreements with national and international cybersecurity agencies with which information related to cybersecurity threats and incidents can be shared and received in the event of an incident.
We also have a “computer security incident response team” that intervenes when events detected by a SOC are likely to become security incidents. The team integrates “digital forensics and incident response” capabilities that make it possible to analyze events to contain and mitigate them and prevent their reoccurrence. Of particular importance to cybersecurity integrity is the identification of “indicators of compromise” and “tactics, techniques, and procedures” to improve protection and detection mechanisms. These capabilities and processes are formalized through our incident management procedures based on the National Cyber Incident Notification and Management Guide and the ISO/IEC 27035 standard. Detection and response capabilities are systematically tested with breach and attack simulations supported by technologies already available on the market.
We have established contingency and recovery plans to respond to and recover from disruptive events, such as the crisis management protocol. We also maintain a cyber-insurance policy.
We continuously review our Cybersecurity Model to identify areas for improvement and vulnerabilities and conduct annual security audits and reviews.
4.B.9 Market and Competitive Environment
The markets and geographies where we operate are numerous and the competitive environment depends on the activity and the countries in which we perform each activity. We have numerous competitors. The extent of our competition varies depending on particular markets and geographic areas and is influenced by the type and scope of a particular project.
A summary of our main competitors, differentiating between infrastructure and other contracts, is set out below.
4.B.9.1 Concessions in infrastructure projects
For concessions in infrastructure projects, our main competitors are international developers and infrastructure funds. Such funds typically raise money from different types of investors, such as pension funds or insurance companies interested in investing in long term projects linked to inflation. In addition, we face competition from listed companies vying for concession projects and from big construction groups interested in investing in the equity of our concession companies and building the projects for the concession company.
The main competitive factors in this industry include: (i) financing capacity in order to inject equity in projects and being able to close financial agreements with banks or other financial institutions in order to finance the required investments, (ii) technical skills to design better solutions to cover clients’ needs in terms of, for example, traffic management and environmental impact, (iii) expected returns on projects and (iv) technical skill in operating the infrastructure, including, for example, electronic tolling systems or infrastructure maintenance.
4.B.9.2 Construction contracts
For construction contracts our main competitors are big or medium size construction companies; in some cases, these are global players in terms of geography, but, mainly, they are local or regional players with different types of skills and, in some cases, specialized by type of work.
The main competitive factors in the industry include: (i) availability of qualified, skilled, and/or licensed personnel, (ii) reputation for quality and technical expertise, (iii) cost structure and the ability to control project costs, (iv) price, (v) geographic diversity, (vi) experience in specialized markets, and (vii) financial robustness in terms of solvency and liquidity.
We believe we are well-positioned to compete in our markets because of our reputation, our technical experience in the design of feasible solutions for our clients, our cost effectiveness, our employee expertise, and our broad range of services. Furthermore, we believe our size, technical capabilities, and geographic presence places us in a strong market position.
4.B.10 Regulatory Environment
We must comply with specific regulations in the sector in which we carry out our activities and operations. Additionally, in the countries where we operate, there are local, regional, national, and EU bodies that regulate our activities and establish applicable environmental regulations.

4.B.10.1 Tolls roads
United States
The United States follows a PPP approach (long term agreements between the government and a private partner whereby the private partner delivers and funds public services using a capital asset and sharing the associated risks) to toll road construction and operations.
Federal, state, and local laws regulate PPP procurement: (i) at a federal level, through (a) environmental obligations imposed by the National Environmental Policy Act and the Comprehensive Environmental Response, Compensation, and Liability Act, (b) anti-corruption and anti-money laundering obligations and, among others, (c) foreign investment regulations dictated by the Committee on Foreign Investment in the United States (“CFIUS”), and (ii) at a state or local level, by PPP-enabling state and local laws and regulations, which cover the statutory framework under which states have general or limited authority to procure and to enter into a PPP contract with a private party for the development of highway transportation infrastructure projects.
United Kingdom
In the United Kingdom, private investments into government funded toll roads projects are generally procured following a PPP approach pursuant to the Public Contracts Regulations 2015. Relevant planning and environmental regulations, such as the Planning Act 2008, as well as health and safety legislation, such as the Health and Safety at Work Act of 1974, apply to such toll roads projects. Toll roads projects must also maintain ISO and other relevant accreditation.
Each national government of England, Scotland, Wales, and Northern Ireland may adopt their own regulatory framework applicable to the construction and maintenance of highways. In Scotland, the tendering process is governed by the following regulations: (i) the Public Contracts (Scotland) Regulations 2015, (ii) the Procurement (Scotland) Regulations, (iii) the Concession Contracts (Scotland) Regulations 2016, and (iv) the Unfair Contract Terms Act. Transport Scotland is the executive agency of the Scottish Government responsible for the construction and maintenance of the national roads infrastructure in Scotland, which will award projects in line with its corresponding tender documentation.
Canada
Case law on procurements generally, as well as public sector statutes, directives, and policies applicable to PPPs apply to our toll roads projects in Canada.
Each Canadian province also has its own health and safety legislation and applicable environmental impact assessment. For example, in Ontario, the Occupational Health and Safety Act applies to toll roads. The Ministry of Labour, Training and Skills Development administers the applicable health and safety legislation, including enforcement of legislative requirements. In that role, Ministry inspectors may inspect workplaces, issue orders where there is a contravention of the legislation, investigate accidents, and recommend prosecutions. Environmental Assessments conducted pursuant to the Environmental Assessment Act (EAA) are under the jurisdiction of the Ministry of Environment Conservation and Parks (MECP).
Australia
In Australia, the following laws and regulations apply to toll roads, among others: (i) the National PPP Policy Framework, which sets out the processes authorities are to follow in all stages of PPPs, (ii) the Competition and Consumer Act 2010, (iii) the Foreign Acquisitions and Takeovers Act 1975, (iv) environmental regulations, and (v) workplace health and safety laws.
The Australian government has a centralized PPP authority associated to the Treasury Department, although it cooperates with regional and local governments in the procurements of projects.
Spain
The following laws and regulations apply to toll roads projects in Spain: (i) Public Sector Contracts’ Act of 2017 (Ley 9/2017, de 8 de noviembre, de Contratos del Sector Público), (ii) Motorways Act of 1972 (Ley 8/1972, de 10 de mayo, de construcción, conservación y explotación de autopistas en régimen de concesión), (iii) the Regulation on General Terms and Conditions for the Construction, Operation and Maintenance of Motorways (Decreto 215/1973, de 25 de enero, por el que se aprueba el pliego de cláusulas generales para la construcción, conservación y explotación de autopistas en regimen de concesión), (iv) Compulsory Acquisition of Land Act of 1954 (Ley de 16 de diciembre de 1954 sobre expropiación forzosa), and (v) the Environmental Assessment Act of 2013 (Ley 21/2013, de 9 de diciembre, de evaluación medioambiental).
The Department of Roads of the Ministry of Transport is the responsible entity for projects related to the national network of roads. The relevant Department of Transport of an autonomous community (comunidad autonóma) is the responsible entity for projects related to the roads of an autonomous community.
Portugal
The following laws and regulations apply to toll roads projects in Portugal: (i) the Public Contracts’ Code (Código dos Contratos Públicos), (ii) the National Road Network Act of 2015 (Estatuto das Estradas da Rede Rodoviária Nacional), (iii) the Highway User’s Act of 2007 (Lei dos Direitos nas Vias Rodoviárias Classificadas como Auto-estradas Concessionadas, Itinerários Principais e Itinerários Complementares), (iv) the Compulsory Acquisition of Land Code of 1999 (Código das Expropriações), and (v) the Environmental Assessment Act of 2013 (Regime Jurídico de Avaliação de Impacte Ambiental). Projects related to the roads of an autonomous community may be subject to specific regional regulation. For example, in Azores, the Regional Road Network Act of 2003 (Estatuto das Vias de Comunicação Terrestre na Região Autónoma dos Açores) applies toll roads projects.
The Secretary of State for Infrastructure and the Secretary of State for Finances are the responsible entities for projects related to toll roads in Portugal.
Ireland
The following laws and regulations apply to toll road projects, which are procured as PPPs, in Ireland: (i) the State Authorities (Public Private Partnership Arrangements) Act of 2002, (ii) the Roads Act of 1993, as amended, and (iii) the Safety, Health and Welfare at Work Act of 2005.
Transport Infrastructure Ireland is the public entity responsible for managing the procurement process of national road schemes in Ireland.
Slovakia
The following laws and regulations apply to toll road projects, which are procured as PPPs, in Slovakia: (i) Public Procurement Act (Act No. 343/2015 Coll.), (ii) Building Act (Act No. 50/1976 Coll., to be shortly replaced by Act No. 201/2022 Coll.), (iii) the EIA Act (Act No. 24/2006 Coll.), (iv) the Act on Safety and Protection of Health at Work (Act No. 124/2006 Coll.), (v) the Regulation of Slovak Government on Minimum Safety Requirements (Act No. 391/2006 Coll.), (vi) the Slovak Constitution, (vii) the Expropriation Act (Act No. 282/2015 Coll.), and (viii) the Special Acceleration Acts (Act No. 129/1996 Coll. and Act No. 669/2007 Coll.).
The Ministry of Transport and/or the National Highway Company procure for new PPP road projects in collaboration with (i) the Ministry of Finance, (ii) the Slovak Government, and (iii) the Slovak Public Procurement Office.
Colombia
Colombia also regulates toll road projects as PPPs. The following laws and regulations apply to toll road projects in Colombia: (i) Law 80 of 1993 on public procurement law (Ley 80 de 1993 por la cual se expide el Estatuto General de Contratación de la Administración Pública), (ii) Law 1508 of 2012 (Ley 1508 de 2012 por la cual se establece el regimen jurídico de las Asociaciones Público Privadas), Decree 1467 of 2012 (Decreto 1467 de 2012 por el cual se reglamenta la Ley 1508 de 2012), and Decree 0100 of 2013 (Decreto 0100 de 2013 por el cual se modifica el Decreto 1467 de 2012) on PPPs, (iii) Decree 1079 of 2015 on the transport sector (Decreto 1079 de 2015 por medio del cual se expide el Decreto Único Reglamentario del Sector Transporte) and (iv) Decree 1076 of 2015 on environmental licenses which are to be granted by the National Environmental Licensing

Authority (Decreto 1076 de 2015 por medio del cual se expide el Decreto Único Reglamentario del Sector Ambiente y Desarrollo Sostenible).
The public authorities involved in the toll roads’ procurement are the Ministries of Transport and Finance and the National Infrastructure Agency.
India
The following laws and regulations apply to toll road projects in India: (i) procurement regulations at both at a national level, such as (a) the National Highways Authority of India Act of 1988 and (b) the National Highways Act of 1956, and at a state level, such as specific regulations pursuant to which state regulators may develop roads in their region (for example, the Uttar Pradesh Expressways Industrial Development Authority, set up under the Uttar Pradesh Industrial Area Development Act of 1976), (ii) labor and environmental laws, including (a) the Code on Social Security of 2020, (b) the Occupational Safety, Health & Working Conditions Code of 2020, and (c) the Environmental Protection Act of 1986, as well as (iii) foreign investment regulations, including (a) the Foreign Exchange Management Act of 1999, (b) the Securities and Exchange Board of India Act of 1992, and (c) the Competition Act of 2002.
The National Highways Authority of India is the responsible entity for projects related to toll roads in India.
4.B.10.2 Airports
United Kingdom
Apart from generally applicable civil and commercial laws and regulations, the following governmental entities have jurisdiction over the operations of the Heathrow and AGS airports in the United Kingdom: (i) the UK Department of Transport, (ii) the CAA, and (iii) the CMA.
The following sector-specific rules govern the airport industry, a heavily regulated industry: (i) Regulation (EU) 2018/1139 of the European Parliament and of the Council of 4 of July 2018 on common rules in the field of civil aviation and establishing a European Union Aviation Safety Agency, (ii) Regulation (EU) 139/ 2014 of 12 February 2014 laying down requirements and administrative procedures related to aerodromes (the United Kingdom Aerodromes Regulation), (iii) Council Regulation (EEC) No 95/93 of 18 January 1993 on common rules for the allocation of slots at United Kingdom airports, (iv) Regulation (EU) No 598/2014 of the European Parliament and of the Council of 16th April 2014 on the establishment of rules and procedures with regard to the introduction of noise-related operating restrictions at United Kingdom airports within a Balanced Approach, (v) the Heathrow and AGS airports (Noise-related Operating Restrictions) (England and Wales) Regulation No 2018/785, (vi) the Heathrow and AGS airports (Ground handling) Regulations No 1997/2389, and (viii) the Civil Aviation Act 1982, in each case, as currently implemented in the United Kingdom.
The revenues generated by the Heathrow and AGS airports are either “regulated” (i.e., income-generating activities totally or partially subject to regulatory caps on tariffs) or “non-regulated” (i.e., tariffs for income-generating activities subject only to customer demand). The only airport in our portfolio, which revenues are regulated, is Heathrow airport (regulated by local regulatory authority CAA). Therefore, HAH’s operations at Heathrow are reviewed and subject to price caps on certain charges. See “Item 4—B. Business Overview—3. Group Overview—3. Our Business Divisions—2. Airports Business Division.”
United States
Generally applicable civil and commercial laws and regulations, federal, state, and municipal regulations on transportation, labor matters, construction activities, environmental matters, state contract law, and permitting, among others, apply to our NTO project. There are also various miscellaneous federal laws that apply to and frame the activities of NTO at JFK, including those related to civil rights, anti-discrimination, the environment, and other relevant matters (such as anti-money laundering, corruption, and similar matters).
In addition, since the activities of the project company relate to airport activities, federal agencies such as the FAA, Transportation Security Administration (“TSA”) and CFIUS have overview powers over the investments we make, our ongoing operations, and other relevant operational and regulatory matters. Furthermore, due to the anticipated construction activities of the project company, the project required federal National Environmental Policy Act (“NEPA”) (or environmental) approval in order to proceed. NTO must also comply with a number of airport regulations, which include the Port Authority of New York and New Jersey’s Airport Rules and Regulations (which regulate operations at the JFK), as well as the Federal Aviation Regulations (“FARs”) prescribed by the FAA, which govern aviation activities in the United States.
Title 14 of the Code of Federal Regulations (“CFR”) codified The FAA’s FARs and regulates aircraft design and maintenance, airline flights, pilot training activities, and commercial space operations. The FAA also regulates certifications and operation of airports, investigation procedures, air and water regulation, soil erosion, programs and project grants’ applications, noise compatibility planning, and noise and access restrictions.
The NEPA is also relevant for environmental compliance.
In addition, we collaborate with TSA to comply with its regulations to facilitate security screening of passengers and other security activities at the airport.
Additionally, in the event that we access the capital markets to raise any debt incurred to finance the project, federal and state securities laws related to the issuance of securities, including, without limitation, the Securities Act (and jurisprudence related thereto, including in respect of 10b-5 liability), will apply. Lastly, the operations of any such project/asset implicate both state and federal tax laws.
Turkey
The main regulations governing the activities of the Dalaman airport include those relating to the concession and operation of the Dalaman airport terminals, such as (i) the Turkish Civil Aviation Law No. 2920, (ii) the Terminal Operation Services Instructions of the Turkish Directorate General of Civil Aviation, (iii) the Regulation on Opening and Operating Permits of Sanitary Enterprises at Civil Airport Terminals, (iv) the Airport Terminal Operation Instruction of the Turkish Directorate General of Civil Aviation, (v) the tariffs announced by General Directorate of State Airports Authority of Turkey on airport charges, (vi) the Terminal Operation Services Directive, and (vii) the Regulation on Building, Operation and Certification of Airports.
Other relevant regulations and certifications include (i) the Safety Management Regulation and related International Civil Aviation Organization publications, such as the International Civil Aviation Organization Annex 19 on Safety Management Systems, International Civil Aviation Organization Document 9859 (Safety Management Guide) and Safety Management Systems Operation Instruction (safety and security requirements), (ii) the Occupational Health and Safety Law No. 6331 and OHSAS 18001:2007 certificate (health and safety requirements), (iii) the Turkish Environmental Law No. 2872, ISO 14001:2015 certificate, Regulation on Environmental Permit and License, as well as sector-connected regulations on air quality, water quality and waste management (environmental requirements), and (iv) the Security Services Administration and Organization Instruction of the Turkish Directorate General of Civil Aviation (SHT-17.3), on Homeland security, the general protocol dated October 26, 2017 between the Ministry of Transportation and the General Staff of Republic of Turkey, regarding civil aviation operators’ use of military bases, and the protocol dated October 25, 2017 between the general Directorate of State Airports Authority of Turkey Dalaman Airport General Directorate and the Dalaman Air Base Command and the Dalaman Naval Air Base Command regarding the joint use of the Dalaman airport (homeland security requirements in connection with military use of the airport).
The main public authorities/entities with regulatory and supervisory powers on airport activities in Turkey are (i) the Ministry of Transportation and Infrastructure of Turkey, (ii) the General Directorate of State Airports Authority of Turkey, and (iii) the Turkish Directorate General of Civil Aviation.
Qatar
The laws and regulations applicable to companies operating in the aeronautical sector in Qatar apply to FMM. Apart from generally applicable civil and commercial laws and regulations, the following rules and protocols apply to FMM operations: (i) Labor Law no. 14 of 2004 with all its applicable and related regulations, including but not limited to health, welfare, safety, accommodation regulations, sponsorship law and related regulations, (ii) Income Tax Law no. 24 of 2018, (iii) Privacy and Data Protection of Personal Data Law no. 13

of 2016, (iv) Ministerial Resolution No. (16) of 2018 Concerning waste transportation controls and the means to be followed in the process of disposal, (v) Minister of Municipality Decision No. (143) of 2022 Regulations for the use of plastic bags, (vi) Doha airport Operating Rules, Safety and Security Procedures, and (viii) Cleaning and Sanitation Standards QTR-CNT-STD-010.
The main public authorities/entities with regulatory and supervisory powers on airport activities in Qatar are (i) the Ministry of Commerce and Industry, (ii) the Ministry of Labor, (iii) the Ministry of Finance, and (iv) the Ministry of Environment and Climate Change.
4.B.10.3 Construction
United States
The Federal Acquisition Regulations serve as the primary regulatory code with respect to U.S. federal agencies acquiring services and supplies. Construction projects must also comply with (i) federal safety and health legislation, such as the Occupational Safety and Health Act of 1970 (“OSHA”), enforced by the Occupational Health and Safety Administration, (ii) other federal requirements regarding human health and environment enforced by the U.S. Environmental Protection Agency (“EPA”), and (iii) other federal and state labor regulations, including regulations in the fields of health and safety, employee wages and benefits, anti-discrimination and subcontracting. In addition to the aforementioned OSHA, EPA and labor regulations, most states also enact safety regulations, and there are further regulations at the regional and local levels. Some states also require a variety of construction licenses in connection with the carrying out of certain projects.
United Kingdom
The main regulations governing construction services in the United Kingdom include: (i) health and safety regulations, such as (a) the Health and Safety at Work etc. Act 1974 (“HSWA”) and its subordinate regulations and (b) the Construction (Design and Management) Regulations 2015, (ii) environment regulations, including (a) the Clean Air Act 1993 and (b) the Climate Change Act 2008, (iii) water quality regulations, including the Water Resources Act 1991 and related acts and regulations, (iv) waste management regulations, with a wide range of legislation controlling the generation, transportation, and disposal of waste, and (v) labor legislation, which governs labor rights, including, among others, (a) the Employment Right Act 1996 (“ERA”), (b) the Equality Act 2010, (c) the Employment Relations Act 1999, and (d) the Working Time Regulations 1998 (“WTR”) and National Minimum Wage Act 1998 (“NWM”).
The Health and Safety Executive (“HSE”), an agency with extensive enforcement powers, oversees compliance with the HSWA. There are several licenses and consents that a contractor may be required to obtain to carry out construction work. For example, work that involves asbestos requires a license from the HSE. In addition, the HSE also receives pre-work commencement notifications in connection with certain construction projects as set forth in the Construction (Design and Management) Regulations 2015.
The Environment Agency is responsible for enforcing laws that protect the environment and issuing environmental permits and exemptions.
Canada
Canada is a federal state, with law-making authority divided among the federal government and the governments of each Canadian province. Laws at both levels govern Ferrovial Construction’s projects. The laws and regulations applicable to our construction projects in Canada include: (i) health and safety regulations, as regulated by the provinces and territories, (ii) environmental regulations, such as (a) the Environmental Assessment Act, applicable in each province and territory, (b) the Canadian Environmental Assessment Act, (c) the Canadian Environmental Protection Act, (d) the Fisheries Act, (e) the Species at Risk Act, and (f) the Ontario Environmental Protection Act (with respect to the latter, similar legislation exists in the other Canadian provinces), and (iii) water regulations, mainly as regulated by the Canada Water Act, as well as a number of other federal and provincial or territorial statutes and regulations, and (iv) labor regulations.

In the province of Ontario, where Ferrovial Construction’s activities are mostly located, the Occupational Health and Safety Act establishes requirements aimed at preventing workplace injuries, occupational diseases and harassment in the work place (similar laws exist in other provinces). Specific requirements, in addition to provincial laws, apply to projects, or industries, regulated by the federal government. Other relevant labor legislation includes: at the federal level, (i) the Canada Labour Code, (ii) the Employment Equity Act, and (iii) the Employment Standards Act. Workers’ compensation is regulated at the provincial and territorial level.
The permitting process is the main source of construction oversight. Professional and other licensing and permit requirements vary widely in each province and territory in Canada. Provincial and municipal jurisdictions, and a governmental agency in charge of a project could require additional qualifications in a request for proposal. This is a highly detailed and regulated area of law that not only depends on the jurisdiction, but also on the nature of the project being undertaken and the type of work being performed. Examples of licenses and permits that an engineer or contractor may be required to obtain to carry out construction work include: (1) Engineering and Architect License, (2) General Contractor License, or (3) Trade Contractor License. Most provinces, territories, and municipalities also require a variety of construction permits, such as building permits or plumbing permits.
Australia
The main regulations applicable to construction projects in Australia are (i) health and safety regulations, with regards to which the Federal Government has effected regulations specific to each state and territory’s jurisdiction, (ii) water regulations, including the State Acts and Regulations, (iii) waste regulations, with a wide range of legislation controlling the generation, transportation, and disposal of waste, (iv) labor regulations, including (a) the Fair Work Act 2009, (b) Superannuation Guarantee law and (c) the Work Health and Safety Act 2011, (v) anti-harassment, bullying and discrimination regulations, and (v) other specific regulations, such as the Security of Payment Legislation. The permitting process is the main avenue for construction oversight in Australia. In general, non-residential construction in each state or territory requires registration or licensing as a builder before construction work can be carried out.
Many governmental subdivisions in Australia have statutory bodies which monitor compliance with these licensing and registration regimes. Other construction activities must also comply with specific regulations and licensing across Australia: working at heights, working with asbestos, welding, conducting demolitions, conducting excavations, using cranes, and using scaffolding. Furthermore, businesses operating in Australia are also required to have systems in place certified to international standards and, for projects with federal funding, accredited by the Office of the Federal Safety commissioner.
Poland
In Poland, the following regulations apply to construction services: each construction contract must comply with (i) construction regulations, including (a) the Polish Civil Code, (b) the Building Act, and (c) the Zoning and Development Act, (ii) health and safety regulations, (iii) labor regulations, including the Labor Law (Act of June 26, 1974) and its developing and implementing regulations, and (iii) environmental regulations, including (a) the Environment Protection Act, (b) the Water Act, (c) the Waste Act, and (d) the Revitalization Act.
The main public authorities/entities with regulatory and supervisory powers on construction activities in Poland are, with respect to environmental matters, the General Directorate for Environmental Protection and, with respect to construction generally, the Ministry of Infrastructure.
Spain
The following laws and regulations govern a variety of aspects of the construction industry in Spain: (i) public construction contracts, such as (a) the Spanish Civil Code (Código Civil), (b) the Spanish Building Act (Ley 38/1999, de 5 de noviembre, de Ordenación de la Edificación), (c) for construction contracts entered into with public authorities, the Spanish Public Sector Contracts Act (Ley 9/2017, de 8 de noviembre, de Contratos del Sector Público) and the Law on the Administrative Procedure for Public Authorities (Ley 39/2015, de 1 de octubre, del Procedimiento Administrativo Común de las Administraciones Públicas), (d) Law on the Prevention of Risks at Work, (Ley 31/1995, de 8 de noviembre, de Prevención de Riesgos Laborales), (e) Law on

Subcontracting within the Construction Sector (Ley 32/2006, de 18 de octubre, reguladora de la subcontratación en el Sector de la Construcción), and (f) various statutory regulations setting out other specific obligations, as well as (ii) health and safety, including (a) Decree Law providing for minimum health and safety requirements applicable to construction works (Real Decreto 1627/1997, de 24 de octubre, por el que se establecen disposiciones mínimas de seguridad y de salud en las obras de construcción), (b) Law governing outsourcing within the construction industry (Ley 32/2006, de 18 de octubre, reguladora de la subcontratación en el Sector de la Construcción), and (c) Decree Law developing Article 24 of the on the Prevention of Risks at Work (Real Decreto 171/2004, de 30 de enero, por el que se desarrolla el artículo 24 de la Ley 31/1995, de 8 de noviembre, de Prevención de Riesgos Laborales, en materia de coordinación de actividades empresariales), (iii) land pollution, as governed by the Land Pollution Law (Ley 7/2022, de 8 de abril, de residuos y suelos contaminados para una economía circular), (iv) air quality, as governed by the Air Quality Law (Ley 34/2007, de 15 de noviembre, de calidad del aire y protección de la atmósfera), (v) water, as regulated by a variety of acts and regulations, (vi) waste management, as regulated by a wide range of legislation imposing a “duty of care” in operators, (vi) labor, including (a) Decree Law approving the Workers’ Statute Act (Real Decreto Legislativo 2/2015, de 23 de octubre, por el que se aprueba el texto refundido de la Ley del Estatuto de los Trabajadores), (b) the Equal Treatment and Non-Discrimination Act (Ley 15/2022, de 12 de julio, integral para la igualdad de trato y la no discriminación), (c) Decree Law fixing the minimum interprofessional wage (Real Decreto 99/2023, de 14 de febrero, por el que se fija el salario mínimo interprofessional para 2023) (updated annually), and (d) Law on Subcontracting in the Construction Sector.
The permitting process is the main avenue of construction oversight in Spain. There are four main licenses granted by local authorities and required to carry out construction works: (1) municipal works license (licencia de obras). The purpose of this license is to verify that the projected works comply with the applicable urban planning regulations. Any type of construction, including the refurbishment or fitting-out of existing buildings, and for demolition of works, requires this license; (2) municipal activity license (licencia de instalación de actividades). The purpose of this license is to confirm that the project complies with the health and safety standards part of the urban planning regulations. The permitted use for the building and the activities to be carried out there will depend on the uses permitted by the applicable urban planning regulations. If the activity is disruptive, unhealthy, harmful, or dangerous, the municipal activity license will lay down some requirements that must be fulfilled by the holder of the license; (3) municipal first occupancy license (licencia de primera ocupación). This license confirms that the construction follows the technical specifications contained in the relevant municipal works license. The authority will grant it following an inspection of the building by the relevant local authority’s technical experts; (4) municipal opening license (licencia de funcionamiento). This license confirms that the technical specifications part of the municipal activity license have been properly complied with and, as a result, that the building can be used for the purpose described in that license.
Chile
The following laws and regulations govern our construction activities in Chile: (i) health and safety, by legislation such as (a) Supreme Decree regarding basic sanitary and environmental conditions in the worksite (Decreto 594/1999, Reglamento sobre Condiciones Sanitarias y Ambientales Básicas en los Lugares de Trabajo) and (b) Supreme Decree approving the regulation for the adoption of Article No. 66 bis of Law No. 16.744, regarding safety and health management at the worksite (Decreto 76/2006, Reglamento para la Aplicación del Artículo 66 bis de la Ley No 16.744 sobre la Gestión de la Seguridad y Salud en el Trabajo en Obras, Faenas o Servicios que Indica), (ii) environment and air, including legislation such as (a) Supreme Decree on Rules of Particulate Matter Emissions for Artifacts that Burn or May Burn Firewood and Wood Pellet (Decreto 39/2012, Norma de Emisión de Material Particulado, para los Artefactos que Combustionen o Puedan Combustionar Leña y Pellet) and (b) Regulation on the Establishment of Prevention and Decontamination Plans, (iii) water, governed by regulation such as Decree on the Water Code (Decreto 1,112/1981, Código de Aguas), and (iv) labor, including (a) the Labor Code (DFL 1, Texto Refundido, Coordinado y Sistematizado del Código del Trabajo), (b) the Subcontracting in the Construction Industry Act (Ley 20.123, de Subcontratación en la Industria de la Construcción), (c) the Workplace Accidents and Illnesses Act (Ley 16.744, que establece normas sobre Accidentes del Trabajo y Enfermedades Profesionales) and (d) Social Security Law (Ley 16.395, Ley de Organización y Atribuciones de la Superintendencia de Seguridad Social).

The permitting process is the main avenue for construction oversight in Chile. Prior to work execution, construction projects generally require a construction permit from the respective municipal works director. Some projects require obtaining an environmental permit through the Chilean Environmental Assessment Service. Other specific permits may be required, based on the project’s nature.
During construction, projects must comply with and maintain the permits obtained before the execution of work, and obtain additional permits, such as crane, zoning, environmental, etc. Projects will also be subject to inspections from the relevant authority. On completion, certain construction works will need a municipal reception certificate, obtained after a final inspection of the relevant authority, certifying that the project meets the design and technical requirements in the construction permit.
4.B.10.4 Energy
Spain
The following laws and regulations apply to our energy generation and energy storage infrastructure in Spain: (i) the Spanish Energy Act 24/2013 (Ley 24/2013 de 26 de diciembre, del Sector Eléctrico) and its developing regulations, either at a national or regional level and (ii) EU energy regulations, such as Regulation (EU) 2019/943 of the European Parliament and of the Council of 5 June 2019 on the internal market for electricity, Directive (EU) 2019/944 of the European Parliament and of the Council of 5 June 2019 on common rules for the internal market for electricity, and amending Directive 2012/27/EU and Directive (EU) 2018/2001 on the promotion of the use of energy from renewable sources.
The relevant regulatory authorities with respect to the Spanish energy ecosystem are the Ministry for Green Transition and Demographic Challenge (Ministerio para la Transición Ecológica y el Reto Demográfico), the National Commission for Markets and Competition (Comisión Nacional de los Mercados y la Competencia), and Red Eléctrica de España, S.A.U., as well those departments of each autonomous community in Spain bestowed with authority over electricity and environmental matters. Transnational entities also perform overview roles such as the European Commission (Directorate-General Energy) and European Union Agency for the Cooperation of Energy Regulators (ACER).
As it pertains to environmental protection, the Spanish Act 21/2013 (Ley 21/2013, de 9 de diciembre, de Evaluación Ambiental), as well as its developing regulations, whether national or regional, are relevant for the planning, permitting, building, and operation of energy infrastructures. In addition, because energy infrastructure extends over large areas, primarily regional or local zone planning and plotting regulations are also relevant to some extent.
In order to get the different permits and authorizations required for the energy business, we must also comply with general (non-industrial) regulations on public authorization and proceedings such as the Law on Common Administrative Procedure of the Public Administrations (Ley 39/2015, de 1 de octubre, del Procedimiento Administrativo Común de las Administraciones Públicas) and the Law on the Legal Regime of the Public Sector (Ley 40/2015, de 1 de octubre, de Régimen Jurídico del Sector Público).
Chile
Chile also highly regulates energy transmission. Its main regulations stem from the General Law of Electric Services (DFL N°4/20018, Texto Refundido, Coordinado y Sistematizado del Decreto con fuerza de Ley nº 1, de Minería, de 1982, Ley General de Servicios Eléctricos, en Materia de Energía Eléctrica) and its development regulation (Decreto N°327 que Fija el Reglamento de la Ley General de Servicios Eléctricos), the Transmission Systems and Transmission Planning Regulations (Decreto n° 37 que Aprueba el Reglamento de los Sistemas de Transmisión y de la Planificación de la Transmisión), issued by the Ministry of Energy, and the Regulation on the Qualification, Valorization, Tariffication and Remuneration of Transmission Installations (Decreto n° 10 que Aprueba el Reglamento de Calificación, Valorización, Tarificación y Remuneración de las Instalaciones de Transmisión), issued by the Ministry of Energy.
The General Basis for the Environment Act (Ley n° 19300 que Aprueba la Ley sobre Bases Generales del Medio Ambiente), is a key piece of environmental protection legislation. Other key environmental protection standards in Chile are (i) the Organic Law of the Superintendence of the Environment (Ley n° 20417 que Crea

el Ministerio, el Servicio de Evaluación Ambiental y la Superintendencia del Medio Ambiente), which provides the regulatory framework for environmental compliance and enforcement, (ii) Law which creates the environmental courts and a special environmental jurisdiction (Ley n° 20600 que Crea los Tribunales Ambientales), and (iii) the Regulations Implementing the Environmental Impact Assessment System.
Other general (non-industrial) regulations on public authorization and proceedings, such as Law of General Bases of Administrative Procedures, governing the acts of the organs of the State Administration, (Ley n° 19.880 que Establece las Bases de los Procedimientos Administrativos que Rigen los Actos de los Órganos de la Administración del Estado) and the Constitutional Organic Law of General Bases of the State Administration (Ley n° 18.575, Ley Orgánica Constitucional de Bases Generales de la Administración del Estado), also apply to the energy business.
The main regulatory or supervisory authorities of the energy ecosystem in Chile are the Ministry of Energy (Ministerio de Energía), the National Energy Commission (Comisión Nacional de Energía), the Superintendency of Electricity and Fuels (Superintendencia de Electricidad y Combustibles), and the National Electrical Coordinator (Coordinador Eléctrico Nacional).
4.B.10.5 Waste
United Kingdom
We, as an entity involved in the collection, storage, treatment, disposal, and generation of electricity from waste in England, must comply with a variety of legislative and regulatory requirements, including the Companies Act 2006, the primary source of corporate law that applies to all companies and directors. The Environment Act 2021 and Environmental Protection Act 1990 provide the framework for environmental protection, with the Environmental Permitting (England and Wales) Regulations 2016 and associated permits applying to installations, mobile plant, and waste activities. There are additional general legislative provisions that apply to our activities in the United Kingdom, including the Data Protection Act 2018 and General Data Protection Regulation, which detail personal data protection principles, rights, and obligations. The Finance Act, which contains provisions relating to changes in taxes, duties, exemptions, and reliefs also applies to us.
The Department for Environment, Food and Rural Affairs, the Secretary of State, the Environment Agency, the Health and Safety Executive, and local authorities are responsible for regulating waste activities locally, regionally, and nationally.
The Health and Safety Executive and local authorities are responsible for regulating occupational health and safety by reference to the Health and Safety at Work Act 1974, providing the framework regarding general duties employers have towards employees and members of the public.
The Secretary of State and individual local authorities are responsible for development management under the Town and Country Planning Act 1990, local development plans, and Building Regulations 2010, which regulate land use and new building.
The Department for Business, Energy and Industrial Strategy, the Gas and Electricity Markets Authority, the Office of Gas and Electricity Markets and the Competition and Markets Authority are responsible for regulating the electricity sector and ensure compliance with the main legislation in this matter, including the Electricity Act 1989, the Competition Act 1998, the UK Utilities Act 2000, the Enterprise Act 2002, the Energy Acts, and the Gas Act 1986.
We also enter into waste management agreements with local municipalities, which can oversee our operations thereunder.
4.B.10.6 Carsharing free-floating
Spain
The Spanish Land Transport Act (Ley 16/1987, de 30 de julio, de Ordenación de los Transportes Terrestres) and its related regulation governs this business activity.

In addition, due to the car-sharing business targeting mainly end-consumers and interaction occurring through a digital platform, regulations on consumer protection and digital contracts and personal data protection also apply, all of which are heavily harmonized under EU standards. The main regulations on these topics include the Decree Law on the General Law for the Protection of Consumers and Users (Real Decreto 1/2007, de 16 de noviembre, Ley de Consumidores y Usuarios) for consumer protection, the Spanish Digital Society Act (Ley 34/2022, de 27 de diciembre, de Servicios de la Sociedad de la Información) for digital contracts, and the Personal Data Protection Act (Ley Órganica 3/2018, de 5 de diciembre, de Protección de Datos Personales), and Regulation (EU) 2016/679 of the European Parliament and of the Council (the “GDPR”) for data protection.
Also, local regulation on the use of public space has an impact on on-street parking related to this business activities. Similarly, regulations providing limitations to vehicle advertisements, which are mainly local, may have a relevant impact on the profitability of the car-sharing business. To a lesser extent, regulations regarding digital payments may affect the configuration of marketplace platforms in place to carry out the business.
Due to the above framework of considerations and regulation, the main regulatory or supervisory authorities for the car-sharing business are (i) the relevant City Halls, (ii) the Ministry of Transport, Mobility and Urban Agenda (Ministerio de Transportes, Movilidad y Agenda Urbana), and (iii) the Spanish Data Protection Agency (Agencia Española de Protección de Datos), although other national and supranational regulatory entities might also oversee these operations.
4.B.10.7 Support services to the mining industry
Chile
We provide services to the mining sector in Chile. Mining is a highly-regulated activity due to its inherent risks to health and safety. One of the most relevant fields in the context of this activity is labor law, including mainly the Labor Code (Código del Trabajo (D.F.L 1, 31-07-2002), Ley 20.123), which deals with subcontracting work, and Ley 16.774, which deals with work accidents and occupational diseases.
Furthermore, in relation to health and safety requirements, there are numerous other applicable regulations, such as the Mining Safety Regulation (Decreto 132/2002, Reglamento de Seguridad Minera), the Health Code (D.F.L. 725/1967, Código Sanitario), the Health and Environmental Conditions Regulation (Decreto 594/1999, Reglamento sobre Condiciones Sanitarias y Ambientales Básicas en los Lugares de Trabajo), and the Occupational Hazards’ Prevention Regulation (Decreto 40/1969, Reglamento sobre Prevención de Riesgos Profesionales), among others.
In addition, with respect to environmental protection, to the following laws and regulations apply: the General Basis for the Environment Act (Ley 19300, sobre Bases Generales del Medio Ambiente), and Regulation of the Environmental Impact Assessment (Decree 40/2012, Reglamento del Sistema de Evaluación de Impacto Ambiental), as well as its development regulations, either at a national or regional level, which are relevant for obtaining industry permits.
General (non-industrial) regulations in civil and commercial law are also relevant to the mining business in Chile, such as the Chilean Civil Code (D.F.L. 1/2000, Código Civil ), the Capital Markets Law (Ley 18045, del Mercado de Valores), and the Public Limited Companies Law (Ley 18046, sobre Sociedades Anónimas).
The main regulatory and supervisory authorities of the Chilean mining sector are the Ministry of Labor and Social Security (Ministerio del Trabajo y Previsión Social), the Labor Directorate (Dirección del Trabajo), the Ministry of Health (Ministerio de Salud), the Ministry of Mining (Ministerio de Minería), and the National Service of Geology and Mining (Servicio Nacional de Geología y Minería de Chile).
4.B.11 Insurance
Under our risk management policy, we maintain insurance policies that we believe are customary for our business and our risk profile and which provide cover against various risks, such as third-party damage (aviation, environmental, and civil liability, in general), construction defects, management’s and employees’ liability. Our insurance policies also cover risks to our property, plant, and equipment, as well as claims that might arise against us for performing our business activities. Additionally, we have a cyber-insurance policy that covers possible disruptive events and cyber incidents that may occur in the context of our business activities.
Our risk management policy also includes the assessment of tools for risk transfer alternatives to insurance cover.
We believe that we are insured to a commercially reasonable standard and that we pay appropriate premiums for this coverage. Our insurance coverage is regularly evaluated and adjusted as necessary. It could be the case, however, that the Company or one of our Companies could suffer damages that are not covered by the existing insurance policies or that exceed the coverage limits set in these policies. See “Item 3. Key Information—D. Risk Factors—1. Risks Related to Our Business and Structure—13. Our insurance cover may not be adequate or sufficient, which could have a material adverse effect on our business, financial condition, and results of operations.”
4.B.12 Property, Plants, and Equipment
Our Property, Plants, and Equipment in the balance sheet amounted to EUR 533 million as of June 30, 2023 and EUR 479 million as of December 31, 2022 (EUR 354 million as of December 31, 2021). Our investment balance in Property, Plant, and Equipment amounted to EUR 969 million as of December 31, 2022 (EUR 832 million as of December 31, 2021), and consisted mainly of fixtures, fittings, tooling and furniture (EUR 395 million), plants and machinery (EUR 480 million), and land and buildings (EUR 94 million).
Additions in Property, Plants, and Equipment totaled EUR 207 million as of December 31, 2022 (EUR 108 million as of December 31, 2021), the most significant relating to the Construction Business Division (EUR 98 million as of December 31, 2022) due to the acquisition of machinery and fixtures, fittings, tooling, furniture and vehicles, and the Energy Infrastructure and Mobility Business Division (EUR 86 million as of December 31, 2022), arising primarily from the construction of the El Berrocal renewable energy generation plant in Seville. Other additions to the Toll Roads Business Division and “Other” were also recorded as of December 31, 2022 (EUR 17 million and EUR 6 million, respectively).
Disposals due to sales or retirement amounted to EUR 56 million as of December 31, 2022 (EUR (168) million as of December 31, 2021). Of this amount, approximately EUR 7 million as of December 31, 2022 relates to sales of property, plant, and equipment by Webber, which agreed to sell its Grand Parkway Infrastructure property, plant, and equipment (specifically two four-tracked pavers (EUR 4 million) and two dump trucks (EUR 2.4 million), respectively). The remaining amount relates to the EUR 8.5 million sale of a floating dock to Ferrovial Construction and the sale of a carousel and conveyor belt from the Sydney metro project following the transfer of ownership to the customer, for EUR 4.5 million and EUR 1.8 million, respectively. The remaining amounts account for non-material disposal or retirement of fully-depreciated or obsolete items.
Leases are not part of the plant and equipment line item. We primarily have lease agreements for buildings, vehicles, plants, and machinery (although we also have lease agreements in place for land and office equipment, among other categories), amounting to EUR 154 million as of June 30, 2023 and EUR 183 million as of December 31, 2022 (EUR 176 million as of December 31, 2021). Buildings are the most valuable right-of-use assets, relating mainly to long-term office leases. Additions to the lease category as of December 31, 2022 totaled EUR 70 million, of which EUR 64 million is associated with Construction Business Division leases (essentially in connection with Webber in the United States, the United Kingdom, and Spain).
For information on environmental matters related to our Property, Plant, and Equipment, see “—13. Environment and ESG / Sustainability / Health and Safety.”
4.B.13 Environment and ESG / Sustainability / Health and Safety
Our Sustainability Policy provides the framework for all existing policies and strategies that are linked to diverse ESG items (i.e., Environment, Human Resources, Human Rights, Compliance and Ethics, and H&S, among others) and which the Board has approved. We deploy our Sustainability Policy through our

Sustainability Strategy 2030, which is our ESG and sustainability strategy. Such strategy incorporates ESG criteria to decarbonize our activities in airports, roads and construction, while developing new green lines in energy, mobility, and water.
Therefore, the Sustainability Strategy 2030 complements the Sustainability Policy and suite of our underlying ESG policies by providing the framework for developing innovative, efficient, and sustainable infrastructures, always accounting for the three fundamental ESG dimensions: (i) environmental, (ii) social, and (iii) governance issues.
4.B.13.1 Relevant environmental issues that may affect the issuer’s utilization of the tangible fixed assets
We may be subject to physical and transition risks in our activities as a consequence of climate change. For more information, please refer to “Item 3. Key Information—D. Risk Factors—1. Risks Relating to our Business and Structure—12. We may face increased risks due to climate change, which could have a material adverse effect on our business, financial condition, and results of operations.”
To mitigate those risks, we identify, assess, and monetize both climate transition risks (i.e., scenarios recommended by the International Energy Agency in its World Energy Outlook report, in particular its Stated Policies Scenario (STEPS), Announced Pledges Scenario (APS), and the Net Zero Emissions by 2050 Scenario (NZE)), and physical impacts linked to climate change (according to the scenarios included in the Intergovernmental Panel on Climate Change (IPCC)’s Fifth Assessment Report’s (AR5) Representative Concentration Pathways (RPCs) 4.5 and 8.5, the intermediate and very-high GHG emissions scenarios).
We measure and update transition risks at least yearly, while we have a platform developed in-house (“Adaptare”) that supports our physical risks assessments and integrates climate modeling and engineering of our infrastructures to provide technical and economic efficiency measures to increase the resilience of the assets.
4.B.13.2 Environment and ESG
The Sustainability Strategy 2030 is our main and leading ESG strategy. This strategy is aligned with the United Nations’ Sustainable Development Goals and the objectives of the Paris Agreement.
The “Deep Decarbonization Path”, which is our roadmap to decarbonize our portfolio of activities, forms an integral part of the Sustainability Strategy 2030. This roadmap includes a year-by-year description of our internally calculated GHG emissions’ estimates, the emissions reduction targets (by 2030 and 2050), the low-carbon measures that are being implemented, and the abatement cost of carbon. We believe that our commitment to the environment (as one of the pillars of the Sustainability Strategy 2030) is leading us to reduce our carbon footprint and support sustainable approaches across our operations.
Based on our data and the information published by the Science Based Targets Initiative (SBTi), we were the first construction and engineering company worldwide to establish and have our emissions reduction targets endorsed by SBTi. We have set the following targets: (i) to reduce scope 1&2 emissions in absolute terms by 35.3% in 2030 (base year 2009) and (ii) to reduce scope 3 emissions in absolute terms (excluding capital goods and purchased goods & services categories) by 20% in 2030 (base year 2012).
We intend to reach the above targets as follows:
•
Scope 1 reduction targets are expected to be achieved through, among others:

•
reducing emissions from the road-vehicle fleet by 33% by progressively integrating zero-emissions vehicles (mainly in the EU), changing the types of vehicles (e.g., from pickups to smaller cars), and considering expected efficiency improvements in combustion engines (according to trends on European and U.S. standards);

•
achieving a 20% reduction of emissions in asphalt plants, pursuant to a plan to reduce fuel consumption by pre-treating the humidity of gravel before manufacturing the asphalt as well as the progressive penetration of low-temperature bitumen (according to the trends on technical standards), and to upgrade the boilers and optimize energy efficiency of the asphalt plants; and

•
reducing 10% emissions of heavy machinery by means of the 2022-2024 machinery renovation program to Stage V engines (according to the most recent European standards for non-road vehicles), additional reductions of fuel consumption by: (a) implementing eco-driving practices across non-road machinery fleet, (b) implementing energy transition (gasoil to electricity) in non-road heavy equipment (from 2040 onwards), and (c) implementing energy transition (fuel to biofuel) in other stationary sources (also from 2040 onwards).

•
Scope 2 reduction targets are expected to be achieved through, among others, progressive procurement of 100% renewable electricity by 2025 (including GOs certificates), self-consumption onsite, and specific PPAs (some related to our renewable facilities).

•
Scope 3 reduction targets of 20% are expected to be achieved by introducing several measures such as (a) trends on energy transition in vehicle fleets using our assets worldwide; (b) improvements in energy efficiency and renewable energy (including onsite facilities) in assets over which we have no operational control (“investments” category of Scope 3); (c) implementation of infrastructure for SAF in airports; (d) reducing the amount of waste generated in operations, and improving reuse or recycling of non-hazardous waste; and (e) reducing the carbon embedded in main raw materials (as steel, concrete, or asphalt) by means of a proactive management of our supply chain. However, we do not have complete control over indirect emissions and compliance with this target is not solely dependent on us. We report on our climate strategy and targets annually in a “Climate Strategy Report,” which is submitted to a consultative vote at the General Meeting.

Regarding our carbon footprint, we have calculated and reported our carbon footprint for 100% of our activities since 2009. The calculation methodology is mainly based on the GHG Protocol, while maintaining compliance with ISO 14064-1. The emissions reported are: (i) scope 1—those from sources owned or controlled by us, which come mainly from (1) the combustion of fuels in stationary equipment (boilers, furnaces, turbines, etc.) to produce electricity, heat, or steam, (2) fuel consumption in fleet vehicles owned or controlled by us, and (3) diffuse emissions (i.e., those emissions not associated with a specific source, such as biogas emissions from landfills and channeled emissions), (4) GHG emissions generated through a source, excluding those from fuel combustion; (ii) scope 2—those generated as a result of the consumption of electricity purchased from other companies that produce or control it; and (iii) scope 3—indirect emissions occurring in the value chain.
Our commitment to decarbonization includes voluntary compensation for 100% of direct emissions not reduced by 2050 through nature-based projects and mitigation towards a commitment from carbon neutrality to “Net-Zero.” Since 2019, the Spanish Ministry for Ecological Transition and the Demographic Challenge has awarded us the highest available recognition in connection with our work on “Calculate,” “Reduce,” and “Compensate.”
We also incorporate the recommendations of the Task Force on Climate-Related Financial Disclosures in our process of identifying, analyzing, and managing risks and opportunities related to climate change, and we have implemented certain climate change mitigation actions such as the development and implementation of the Deep Decarbonization Path (an internal emissions reduction plan) and Shadow Carbon Pricing (which is a methodology to economically quantify the potential climate risk of our most relevant investments with the aim of reorienting our activity to more decarbonized business models), the consideration of raw material and energy price increases in contract negotiations, the search for innovative technological solutions to reduce energy consumption and emissions, and the study and collaboration with key stakeholders for the development of projects that favor the transition to a low-carbon economy.
Regarding biodiversity, we recognize the key role played by biodiversity in the provision of services that support the economy and social well-being. For this reason, we have a recently approved biodiversity policy, which is integrated into the management system that governs the organizational and operational processes of all our contracts. We have also approved a water policy, which recognizes water as a limited and irreplaceable natural resource and its access as a fundamental human right. In order to manage the resource positively, the focus of the policy is on its availability, quality and impact on ecosystems.
In addition, we have launched a circular economy plan that recognizes that the circular economy aims to keep the value of products, materials, and resources in the economy for as long as possible, optimizing the consumption of materials and minimizing waste generation, and is a solution to a problem that directly impacts the deterioration of the environment and allows us to identify new business opportunities.

4.B.13.3 Other Sustainability Matters
We also implement many initiatives towards the promotion of environmentally positive and sustainable management of the supply chain. We share information with our key suppliers through the environmental management system implemented in our activities in order to promote the better management and performance of our supply chain. In this regard, work has been carried out in 2022 along two lines: (i) the development of an internal purchasing guide containing environmental guidelines on material procurement specifications, and (ii) launching of a collaboration program with suppliers to learn about and improve their environmental management. As of the time of this registration statement, the large majority of item (i) has been completed, including the implementation of our Supplier Code of Ethics, and we continue to progress item (ii), including through the polling of our suppliers in connection with their environmental practices. In addition, we promote sustainable procurement and the incorporation of ESG criteria in the supply chain, as well as digitalization, the incorporation of tools, application of procedures, and development of projects aimed at promoting the sustainability of our supply chain through a deeper understanding of the type of suppliers that offer us their products and services.
We have a Supplier Code of Ethics, which is part of the Supplier Ethical Integrity Due Diligence Procedure and is mandatory for suppliers in orders and contracts and includes the basic principles that should govern the behavior of all suppliers in their business relationship with us. In addition, the model orders and contracts include environmental, social and labor, and health and safety considerations, compliance with the Global Compact Principles, as well as ethics and anti-corruption clauses, thus ensuring compliance with overarching ESG requirements. ESG issues are considered in the supplier analysis and the evaluation and monitoring of supplier performance also takes ESG criteria into account.
The application of new technologies and the development of innovation projects is key to achieve an agile, efficient, and transparent supply chain that incorporates sustainability principles. Some of our most noteworthy initiatives are:
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The Low Carbon Concrete Project. This project aims to identify the most innovative projects worldwide for the development of sustainable concretes (with low levels of CO2 emissions);

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The Guide to Procurement Aligned with EU Taxonomy. The Guide brings together the necessary information on and establishes the principles to advise contract purchasers on procurement to comply with taxonomy requirements.

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The purchase of electricity from renewable sources. This item entails our promotion of the purchase of electricity with a guarantee of origin and our progressive movement towards the 100% target set out in the Horizon 24 Strategic Plan for 2025.

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The acquisition of an efficient vehicle fleet. This item relates to our goal of reaching a 33% zero-emission fleet by 2030 as part of the Horizon 24 Strategic Plan. Hybrid and plug-in hybrid vehicles continue to be added to the fleet, resulting in a substantial and continuous reduction in emissions levels.

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The Green Purchasing Catalog. This item consists in the update and increase of the information available in the catalog in order to promote the purchase of sustainable products.

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Green products. In our Construction Business Division, we work on alternatives for the supply of green products. For that purpose, we have incorporated Environmental Product Declarations and Ecolabel products.

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Supplier 360. Supplier 360 is an IT tool that monitors suppliers using advanced data analytics techniques, language processing, and internet searches, making it possible to detect potential risks.

We also incorporate other sustainability initiatives in our Business Divisions.
In our Toll Roads Business Division, we have a dedicated ESG director and follow a specific ESG strategy, which includes the publication of an economic impact study of the activities carried under the business division.
In our Construction Business Division, we have committed to sustainable infrastructures that have a positive impact on the environment and communities, as can be seen in our 2022 initiatives to decarbonize our energy mix, such as: the development of wind and photovoltaic farms or the awarding of five new water treatment and purification plants. In connection with these projects, the Construction Business Division follows strict guidelines that minimize the environmental impact of our operations. A practical example of our environmental impact guidelines are the recently inaugurated Managed Lanes at I-66 highway in Virginia, United States, which we believe will significantly reduce CO2 emissions by limiting traffic jams, and in which more than 430,000 tons of crushed concrete have been used, thus reusing construction waste. Another example is that of Budimex in Poland, which signed the acquisition of two companies that own the rights to develop, build, and operate a wind power complex in Gniezno and a photovoltaic farm in Mszczonow, becoming a clean energy developer.
In our Airports Business Division, Heathrow’s sustainable growth plan makes decarbonizing the aviation sector a key priority. The use of the sustainable aviation fuel (“SAF”) is a critical element of decarbonizing the aviation sector. Following the first delivery of sustainable aviation fuel into Heathrow’s main fuel supply in June, a SAF-fueled flight departed from Heathrow to Glasgow in September 2021 and further sustainable aviation fuel deliveries took place in partnership between airlines and fuel companies. Since 2022, Heathrow’s landing charges include a new financial incentive to help make sustainable aviation fuel more affordable for airlines. Moreover, it offers passengers the chance to offset their flights by paying for sustainable aviation fuel, which is used on existing scheduled flights. Heathrow has also launched the NAPKIN Project, which aims to develop hydrogen-based solutions to decarbonize the aviation of the future.
AGS also launched its new sustainability strategy with a roadmap to achieve net zero direct emissions by the mid-2030s from its current carbon-neutral status. In 2022, it signed an agreement with ZeroAvia to study the production of hydrogen internally, as well as its use on commercial routes. The plan to develop Scotland’s largest solar farm, which will supply 55% of energy to Glasgow airport, also continues. In addition, it has formed a consortium to explore the joint use of wind panels and noise barriers, which could produce renewable energy from wind blowing at ground level and at low altitude, and limit noise pollution.
In Dalaman airport, we are developing a solar energy self-consumption project.
4.B.13.4 Human rights and health and safety
We consider human rights to be a fundamental part of our global sustainability strategy. In 2022, our Human Rights policy, which is aligned with the main international human rights standards, was renewed. One of the pillars of our strategy is the promotion of diversity and equality. The policy hence clearly defines the rejection of any type of discrimination in all the Company’s activities. To guarantee this, we have a Global Diversity and Inclusion Strategy, and goals that are periodically monitored and renewed. To reinforce our commitment to diversity, we have agreements with organizations that specialize in promoting the incorporation and inclusion of diverse talent in the different countries in which we operate.
The preservation of labor rights is of special relevance among our commitments. We reject any type of child or forced labor in any form, guarantee equal opportunities and non-discrimination, protect against harassment of our workers, preserve the right to strike, freedom of association, and the right to collective bargaining in all countries in which we operate, and promote the reconciliation of professional and family life. We have implemented a set of tools that promote the protection of and respect for human rights to ensure due diligence in human rights in the company’s activities.
As part of these due diligence mechanisms, we periodically evaluate potential human rights risks as part of the risk identification and assessment process known as Ferrovial Risk Management. For each risk, the responsible person identifies the controls implemented to mitigate or eliminate the risk, either by reference to its impact or its probability of occurrence. Similarly, we have a procedure for approving capital allocation operations, so that the analysis of all corporate operations carried out takes into account whether they may undermine our ethical principles, with special attention to human rights, social, good governance, and environmental aspects.
Additionally, the Safety, Health and Wellbeing Strategy 2020-2024, submitted to the Board in 2019, is implemented in annual plans and focuses on four strategic pillars: leadership, competence, resilience, and engagement.
Regarding leadership, the objective is that all workers inspire, care for, and are rigorous in complying with health, safety, and wellbeing measures. We seek to guide their leadership, in the way of approaching and applying it. In 2022, various initiatives were carried out, such as the Health, Safety and Wellbeing Awards, implementation of leadership initiatives by appointed health and safety leaders, and the establishment of executive incident reviews in order to analyze “high potential events” (events with the potential to have caused a fatal or catastrophic accident) and learn from them, taking the necessary actions.
Regarding competency, the objective is to ensure that teams are competent, trained, and empowered to perform their duties. The “License to Operate” program, which aims to identify critical, health, safety, and well-being positions by defining for them a set of specific competencies related to these functions, launched in 2020 and continues to operate. To reinforce this initiative, the “Safety Leadership for Supervisors and Managers” program was launched in 2022, with the aim of training front-line leaders in health and safety. The program is aimed at developing five key skills: involving people and teams, planning work collaboratively, working safely in risk situations, supervising and leading, and facilitating learning.
In respect of resilience, the objective is to protect our employees, stakeholders, and Business Divisions in adverse circumstances, and as such continue to work on high potential events. All of them are reported and analyzed weekly by the management committee, which carefully reviews them, extracting lessons learned. The following initiatives stand out: (i) continuing with the “planned vs. actual” initiative to increase employee engagement, (ii) developing the Safety Leadership Program for Supervisors and Managers, (iii) safety campaigns, and (iv) critical control measures. Inspections and audits are carried out, as well as health and safety training.
In what concerns engagement, our objective is to generate a learning environment that promotes knowledge sharing, innovation, and effective communication to inspire, motivate, and empower each employee to make a difference and create safer workplaces. In 2022, the following initiatives were launched under this pillar of the strategy: the “Second Week of Health Safety and Wellbeing”, the redefinition of our health and wellbeing program, the launch of a wellbeing platform, the creation of a global network of wellbeing ambassadors, and other initiatives and actions related to mental health and cardiovascular disease, cancer and obesity prevention.
4.B.14 Recent Developments
On July 11, 2023, we were commissioned to build a bridge across the Ebro River in connection with the development of the Zaragoza-Pamplona High Speed Railway Line in Spain. This commission amounts to EUR 48.6 million and will be executed and funded under the EU’s NextGenerationEU plan.
On July 18, 2023, we entered into a consortium with Sacyr, Copisa and Copcisa to extend the Llobregat-Anoia line of the Ferrocarils de la Generalitat de Catalunya (FGC) commuter rail system in Barcelona, Spain. The contract was awarded by the territory department of the Catalonia regional government in Spain and amounts to EUR 300 million. The works are expected to commence at the end of the summer of 2023 and finalize by 2028.
In September 2023, we also secured a EUR 446.6 million contract with the Spanish Ministry of Transportation, Mobility and Urban Agenda to cover the segment of line R2 of the Rodalies commuter rail system in the Montcada i Reixac area and to construct a new underground station in Barcelona, Spain in consortium with Comsa and FCC.
4.C.   Organizational Structure
Ferrovial SE is the ultimate holding company for our subsidiaries. As of June 30, 2023, we had 232 (direct or indirect) subsidiaries and 43 equity-accounted companies. The following table sets out the subsidiaries and equity accounted companies we consider significant as of June 30, 2023, the country of incorporation, and the percentage ownership and voting interest held by us.

Company	Country of Incorporation	Percentage Ownership and Voting Interest	Main Activities
Ferrovial Construcción, S.A. (through Spanish branch)	Spain	100.0%	Head entity of the Spanish Construction Business Division
Ferrovial Construction International SE (direct)	The Netherlands	100.0%
Head entity of the international Construction Business Division (i.e., excluding Spain and except for the U.S. construction business, for which Ferrovial Construction US Holding Corp. is the parent company)

Ferrovial Airports International SE (direct)	The Netherlands	100.0%	Head entity of the international Airports Business Division (i.e., excluding Spain and except U.S. airports business for which Ferrovial Airports Holding US Corp. is the parent company)
Cintra Infraestructuras España, S.L.U. (through Spanish branch)	Spain	100.0%	Head entity of the Spanish Toll Roads Business Division
Cintra Global SE (direct)	The Netherlands	100.0%	One of the two head entities of the international Toll Roads Business Division (i.e., excluding Spain).
Cintra Infrastructures SE (direct)	The Netherlands	100.0%
One of the two head entities of the international Toll Roads Business Division (i.e., excluding Spain). It indirectly holds the various subsidiaries and affiliates responsible for the U.S. businesses across all Business Divisions

Ferrovial Infraestructuras Energéticas S.A.U. (through Spanish branch)	Spain	100.0%	Head entity of the Spanish energy infrastructure subdivision of the Energy Infrastructure and Mobility Business Division
407 International Inc (equity-accounted)	Canada	43.2%	Management of 407 ETR concession
IRB Infrastructure Developers Limited (equity-accounted)	India	24.9%	Management of network of toll roads in India
FGP Topco Limited (equity-accounted)	England and Wales	25.0%	Management of Heathrow concession
4.C.1 Group Structure
The Company is a holding company without material direct business operations. The principal assets of the Company are the equity interests that it directly or indirectly holds in our Companies.
The following summary corporate chart shows the major companies and the head companies of our Business Divisions.

(1)
Ferrovial SE is our parent company.

(2)
Ferrovial Construcción, S.A. is the head entity of the Spanish Construction Business Division. Ferrovial Construction International SE is the head entity of the global Construction Business Division, except for the U.S. construction business (see footnote 4), for which Ferrovial Construction US Holding Corp. is the parent company.

(3)
Ferrovial Airports International SE is the head entity of the global Airports Business Division, except for the U.S. airports business (see footnote 4), of which Ferrovial Airports Holding US Corp. is the parent company.

(4)
Cintra Infraestructuras España, S.L.U. is the head entity of the Spanish Toll Roads Business Division. Cintra Global SE and Cintra Infrastructures SE are the head entities of the global Toll Roads Business Division. Additionally, Cintra Infrastructures SE indirectly holds the various subsidiaries and affiliates that develop businesses in the U.S. pertaining to all of our Business Divisions, including Ferrovial Construction US Holding Corp. and Ferrovial Airports Holding US Corp.

(5)
Ferrovial Emisiones, S.A.U. and Ferrovial Netherlands B.V. are financing companies created for the purpose of raising financing for other Group Companies.

(6)
Ferrovial Infraestructuras Energéticas S.A.U., Ferrovial Mobility, S.L.U. and Ferrovial Transco International B.V. are part of the Energy Infrastructure and Mobility Business Division.

4.D.   Property, Plants, and Equipment
See “—B. Business Overview—12. Property, Plants, and Equipment.”
ITEM 4A.   UNRESOLVED STAFF COMMENTS
None.
ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of our financial condition and results of operations should be read in conjunction with the Financial Statements, including the related notes thereto, included elsewhere in this registration statement. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”
5.A.   Operating Results
5.A.1 Overview
We are one of the world’s leading infrastructure groups in terms of construction revenue, focusing our operations across toll roads, airports, construction, energy infrastructure, and mobility. For an overview of our activities, see “Item 4. Information on the Company—B. Business Overview.”

5.A.1.1 Description of segments
We undertake our activities through the following four operating divisions, or lines of business, which also correspond to our reporting segments (the Business Divisions) under IFRS 8:
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Toll Roads: Our activities in the Toll Roads Business Division include the development, financing and operation of toll road projects. We conduct our operations in this Business Division through Cintra, a wholly owned subsidiary of the Company, and mainly operate in Canada through 407 ETR, in the United States through the Texas Managed Lanes, Virginia’s I-66 and North Carolina’s I-77, as well as in India, through IRB.

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Airports: Our activities in the Airports Business Division include the development, financing and operation of airports. We participate in the airport industry principally through HAH, operating the Heathrow airport; AGS, operating the Aberdeen, Glasgow and Southampton airports; YDA Havalimani Yatirim ve Isletme A.S., operating the Dalaman airport and NTO, established to design, build and operate the NTO at JFK Airport in New York.

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Construction: Our activities in the Construction Business Division include the design and execution of various public and private works, with an emphasis on public infrastructures. We conduct our construction activities through Ferrovial Construcción, S.A., a wholly owned subsidiary of the Company and a leading Spanish construction company in terms of revenue with over 90 years of experience in the industry.

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Energy Infrastructure and Mobility: The Energy Infrastructure and Mobility Business Division was reported as a stand-alone Business Division starting in 2022. Our activities in this Business Division mainly consist of the development, financing and operation of power transmission lines and renewable energy generation plants, mobility, waste management plants and services to the mining industry in Chile.

We generally use the “other” category to reflect results for companies not assigned to any Business Division, the most significant being Ferrovial SE, the Group’s parent company, and some minor subsidiaries.
In December 2022, we concluded the divestment of the Services Business Division. The process, which began in December 2018, was driven by our strategy to focus on the development of our infrastructure business. Certain assets that were previously included under the Services Business Division, such as the waste management plants of Amey in the U.K., were retained and reassigned to other Business Divisions. For further discussion on the conclusion of the Services Business Division’s divestment process, see “Item 4. Information on the Company—B. Business Overview—3. Group Overview—3. Our Business Divisions—5. Discontinued Operations (Services).”
5.A.2 Material Factors Affecting Results of Operations
Our results of operations and financial condition are affected by a variety of factors, a number of which are outside of our control. Set out below is a discussion of the most significant factors that have affected our financial results during the periods under review and which we currently expect to affect our financial results in the future. Factors other than those set forth below could also have a significant impact on our results of operations and financial condition in the future (see “Item 3. Key Information—D. Risk Factors”).
5.A.2.1 Inflationary pressures and energy and commodity prices
We are exposed to inflationary pressures as well as the impact of the energy and commodity prices, which have varying effects on our Business Divisions. In the Construction Business Division, inflationary pressures typically have a negative effect on our costs base through increases in costs of materials consumed, particularly cement, concrete, steel rebars and bitumen (or asphalt), energy costs and an increase in personnel expenses. Furthermore, economic recovery following the winding down of COVID-19 restrictions has, to some degree, contributed to increase in the demand on certain raw materials worldwide, causing a spiral of price increases and stressing supply chains. For example, in 2022, inflationary pressures and the increase in the demand on certain raw materials contributed to the increase in our cost of materials consumed by 10.3% to EUR 1,197 million from EUR 1,085 million in 2021, which had an adverse impact on our operating profit and operating margin.
Particularly in the Construction Business Division, we have two key mechanisms in place to mitigate the effects of inflationary pressures: through direct claims to our customers or, where possible, through the use of price adjustment mechanisms, which are included in some of our agreements. Such pass-through mechanisms may be more common in some jurisdictions, such as, for example, Spain and Poland, than others, such as the United States, where they are not frequently used. However, due to particular contractual provisions or otherwise, we may not always be able to effectively pass through the costs to our customers. Thus, we may remain subject to market risk with respect to inflationary pressures and increases in commodity prices.
In the Toll Roads Business Division, our asset toll rates are either linked to the inflation index, allowing us to regularly update the toll rates based on the latest economic situation, or can be freely set. Thus, inflationary increases typically have a strong positive impact on the Toll Roads Business Division’s revenues. The rising fuel prices, on the other hand, tend to adversely impact traffic levels, particularly if home working arrangements are more common. This, in turn, may have a negative effect on the Toll Roads Business Division’s traffic and consequently revenues. Additionally, in the Airports Business Division, the airlines may pass any increases in fuel prices on to their customers through increases in the prices of flights, which could lead to decline in the air travel demand.
5.A.2.2 Foreign exchange rates
Our functional currency is the euro. However, we operate internationally and hold assets, incur liabilities, generate revenues and pay expenses in a variety of currencies other than the euro. As a result, our results of operations are affected by exchange rate fluctuations between the euro and other currencies in which we conduct and plan to continue conducting transactions. We are particularly exposed to the U.S. dollar, Canadian dollar, Polish zloty, Indian rupee, and pound sterling. For example, in 2022, such currencies led to translation differences of EUR 43 million, net of the effect of foreign currency hedging instruments, with appreciation of the Canadian dollar and U.S. dollar against the euro partially offset by the depreciation of the pound sterling and the Indian rupee against the euro.
Overall, our foreign exchange rate risk arises from: (i) our international presence, through our investments and businesses, in countries that use currencies other than the euro, (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt, and (iii) trade receivables or payables in a foreign currency to the currency of the company with which the transaction was registered.
In order to reduce foreign currency translation exposure, we seek to denominate borrowings in the currencies of our principal assets and cash flows. We also manage foreign currency transactional exposure by selectively hedging our exposure. We also adopt a natural hedging strategy and, to the extent reasonably possible, seek to align the currency of inflows and outflows to minimize foreign exchange exposure.
5.A.2.3 COVID-19 pandemic
In 2020 and 2021, the COVID-19 pandemic and the implementation of associated responsive measures by governments in the jurisdictions in which we operate affected our business results across all Business Divisions, particularly Toll Roads and Airports. Specifically, in 2020, revenue for the Toll Roads Business Division declined by 28.8%, in comparison to the prior year, to EUR 439 million. The equity contribution from Airports, reflected in the Group’s share of profits of equity-accounted companies, also declined to a loss of EUR 439 million in 2020. In 2021, with certain countries partially lifting COVID-19 restrictions, the demand for our activities somewhat increased, which positively impacted revenues across our Business Divisions. In 2021, Toll Roads Business Division revenue increased by 33.9% to EUR 588 million, in comparison to 2020, and the equity contribution from Airports (HAH and AGS), reflected in our share of profits of equity-accounted companies, also increased by 42.3% to a loss of EUR 258 million in 2021 from a loss of EUR 447 million in 2020.
For example, in the Airports Business Division, in 2021, the number of passengers at Heathrow as well as Aberdeen, Glasgow and Southampton airports remained at low levels compared to the numbers prior to the start of COVID-19 pandemic, although these numbers improved compared to 2020. We believe that the passenger trend was directly related to the evolution of the COVID-19 pandemic during 2021, from new outbreaks to successful vaccination campaigns and reopening of borders. The table below presents the passenger traffic for the Heathrow, Aberdeen, Glasgow and Southampton and Dalaman airports to illustrate how the COVID-19 pandemic affected the Airports Business Division in the period under review.
	For the six months ended June 30,		For the year ended December 31,
Airports	2023	2022	2022	2021	2020
	(in million passengers)(1)
Heathrow	37.1	26.1	61.6	19.4	22.1
Aberdeen, Glasgow and Southampton	4.9	4.0	9.2	3.5	3.3
Dalaman	1.8	1.5	4.5	2.3	1.6

(1)
“Passenger traffic” represents the total number of incoming and outgoing passengers at the airport in a particular period.

In the first half of 2023, we believe that airport traffic continued to show a positive evolution following the lifting of restrictions in 2022, with traffic figures in June 2023 being the highest monthly performance since August 2019 and increased traffic across all of our operative airports. We believe that in 2022 operations generally returned to their pre-COVID-19 structure, with the countries in which we operate lifting the remaining restrictions on mobility and on economic activities. However, the return to regular operations was uneven as the pace with which the regulatory restrictions were lifted was irregular, varying by country, and with some irregularity caused by the new variants and successive waves, especially with the Omicron variant at the start of 2022.
Overall, we believe that the easing of COVID-19 restrictions in 2022 had a positive impact on its results across Business Divisions with revenues in each of Construction, Toll Roads, Airports and Energy Infrastructure and Mobility Business Divisions, increasing by 6.3%, 32.6%, 2,600.0% and 17.5%, respectively, in comparison to 2021. In 2022, the passenger traffic improvements in the Airports Business Division were generally slower and more uneven than in the Toll Roads Business Division as international air travel was more impacted by irregularities in the gradual lifting of COVID-19 restrictions among different countries than toll roads’ traffic, which is typically country-specific. This dynamic is illustrated by the traffic volume tables set out below.
The table below sets out the airport passenger traffic by quarter and for the year ended December 31, 2022, compared to the same periods in 2019, before the start of the COVID-19 pandemic.
Passenger trends(1)	Q1-22	Q2-22	Q3-22	Q4-22	2022(2)
Heathrow	(46)%	(21)%	(18)%	(13)%	(24)%
Aberdeen	(45)%	(30)%	(30)%	(24)%	(32)%
Glasgow	(45)%	(24)%	(12)%	(18)%	(26)%
Southampton	(76)%	(70)%	(61)%	(56)%	(65)%
TOTAL AGS	(49)%	(31)%	(29)%	(25)%	(33)%
Dalaman	(16)%	(15)%	(7)%	12%	(8)%

(1)
Compared to the same quarter of 2019.

(2)
As compared to 2019.

The tables below set out the toll roads traffic volume trends by quarter and for the year for the year ended December 31, 2022, compared to the similar periods in 2019 and 2021:
Traffic trends(1)	Q1-22	Q2-22	Q3-22	Q4-22	2022
407 ETR	(34)%	(19)%	(12)%	(15)%	(19)%
NTE	(1)%	9%	9%	11%	7%
LBJ	(20)%	(12)%	(19)%	(19)%	(18)%
NTE 35W	9%	11%	2%	4%	6%

(1)
Compared to the same periods in 2019

Traffic trends (*)	Q1-22	Q2-22	Q3-22	Q4-22	2022
407 ET	46%	66%	18%	14%	30%
NTE	21%	10%	5%	5%	9%
LBJ	21%	8%	2%	2%	7%
NTE 35W	10%	(5)%	(8)%	(3)%	(2)%

(*)
Compared to the same periods in 2021.

COVID-19 also impacted our cost base with increased costs in relation to certain materials, such as cement, concrete, steel rebars and bitumen (or asphalt) and staffing.
Overall, we believe that COVID-19 also had a significant influence on the change in the habits of infrastructure use with (i) hybrid work models becoming increasingly common, which has a negative impact on toll road revenues as a result of decreasing traffic on peak hours, and (ii) the increased traffic recorded by heavy vehicles, related to the increase in e-commerce, across all major jurisdictions where we operate.
5.A.2.4 Impact of macroeconomic factors and conflict in Ukraine
Russia’s invasion of Ukraine in February 2022 has had an adverse effect on the global geopolitical and economic environment. Although we believe that its direct exposure to the conflict in Ukraine is limited, as we primarily operate across the United States, Spain, Poland, the United Kingdom and Canada, the macroeconomic scenario resulting from this situation translates into generalized price increases, mainly in energy and raw materials, labor costs, supply problems and difficulties in the distribution chain of certain materials, especially in the construction sector. The above factors also impact interest rates, which affect the banking and financing market and hence our financing options.
While the conflict in Ukraine is still ongoing, we developed an action plan to mitigate its potential negative effects, particularly as it relates to our Construction Business Division. Such action plan includes continuous reporting to directors, managers and projects on the situation of the purchase prices of basic materials, their possible evolution and risks in order to make the best purchasing decisions; weekly monitoring of the situation in the different countries with activity and main projects to identify issues and provide assistance to the Group’s procurement department; communication with our bidding department to provide information on prices and their possible evolution; as well as analysis of financial hedging for certain basic materials, and support to Budimex due to the special impact of the ongoing conflict in Ukraine on Poland.
Our Construction Business Division has been the most affected by the Ukraine conflict due to its effects on the increase in the costs of certain materials, such as cement, concrete, steel rebars and bitumen (asphalt), energy costs and employee salaries. All of the abovementioned factors put pressure on our profit margins, which varied depending on the geography. For example, we estimate that, in 2022, the conflict in Ukraine had a negative impact on the Construction Division’s operating income of approximately EUR 100 million. The conflict in Ukraine also exacerbated the global inflation levels and caused problems in the supply and distribution chain of certain materials, causing delays and reducing supply. For further details, see “—1. Inflationary pressures and energy and commodity prices.”
5.A.2.5 Seasonality
Revenue and cash flow in the Toll Roads, Construction and Airports Business Divisions is also partially impacted by seasonal factors, including weather conditions and holiday seasons, which drive demand for transport infrastructure. The Toll Roads Business Division revenue is affected by seasonal changes in traffic volumes, with typically lower traffic in the winter months due to adverse climate conditions. We believe that this trend has recently been exacerbated in the Toll Roads Business Division as a result of the increase in hybrid work models and work flexibility.
The Construction Business Division is also affected by weather conditions, typically experiencing lower revenues in the first quarter of the year. For example, in the first quarter of the year ended December 31, 2022, Construction Business Division revenues amounted to EUR 1,387 million, compared to EUR 1,666 million, EUR 1,711 million and EUR 1,699 million in the second, third and fourth quarters, respectively.

The Airports Business Division is also affected by seasonal trends, including holiday seasons. For example, in the third quarter of the year ended December 31, 2022, following Dalaman airport’s acquisition, revenues amounted to EUR 34 million, in contrast with EUR 13 million in the fourth quarter, as the airport is much busier during the summer holidays.
5.A.2.6 Liquidity management and investments
Our infrastructure assets must be able to secure significant levels of financing to be able to carry out their operations. Certain of the industries in which we operate, such as airports and toll roads, are by nature capital-intensive businesses. Therefore, the development and operation of infrastructure concession assets require a high level of financing. As a result, our business is sensitive to the availability, cost and other terms of financing. We have established mechanisms to preserve the necessary levels of liquidity with periodic procedures that include cash generation forecasts and cash requirements, both for the different short-term collections and payments as well as long-term obligations. See “Item 3. Key Information—D. Risk Factors—3. Risks Relating to Our Structure and Financial Risks—6. We may not be able to effectively manage the exposure of our liquidity risk, which could have a material adverse effect on our business, financial condition, and results of operations.” For further details on our liquidity position, see “—B. Liquidity and Capital Resources.”
5.A.2.7 Regulatory matters
Our activities are subject to various regulations by governments and other regulatory bodies across the jurisdictions where we operate, including specific aviation, toll road, waste management and treatment, as well as public procurement and construction sector regulations. For further details, see “Item 4. Information on the Company—B. Business Overview—10. Regulatory Environment.”
We spend significant resources, mainly accounted for as part of personnel expenses and other operating expenses, to support compliance with a broad and varied range of regulatory requirements. Failure to comply with regulations could lead to supply interruptions, product recalls, and/or regulatory enforcement action and fines from regulators. For additional information on the impact of the regulated environment on our business, see “Item 3. Key Information—D. Risk Factors—2. Risks Related to Legal, Regulatory, and Industry Matters—1. We operate in highly regulated environments that are subject to changes in regulations and are subject to risks related to contracts with government authorities, which could have a material adverse effect on our business, financial condition, and results of operations” and “—2. We operate in highly regulated environments and are subject to risks related to the granting of permits and rights-of-way and securing land rights, which could have a material adverse effect on our business, financial condition, and results of operations.”
5.A.3 Factors Affecting Comparability of Our Results of Operations
5.A.3.1 Changes in the scope of consolidation and business combinations
Changes in the six months ended June 30, 2023
On June 5, 2023, we agreed to sell our 89.2% stake in our Portuguese toll road concession Euroscut Azores to infrastructure funds Horizon Equity Partners and RiverRock for EUR 42.6 million. Although completion of the transaction is still subject to the relevant administrative and lender approvals, the sale is expected to be completed by the first quarter of 2024.
Changes in 2022
On June 10, 2022, we entered into a joint venture agreement to acquire 49.0% share in JFK NTO, which is responsible for the remodeling, construction, financing, operation and maintenance of the NTO facilities at New York’s JFK Airport. Also on June 10, 2022, the concession agreement between JFK NTO and the Port Authority of New York and New Jersey, as well as the financing and construction contracts between the concession operator, the financing banks and the design and build contract came into force. The ownership interest in the project is consolidated using the equity method.
On July 19, 2022, we acquired a 60.0% stake in Dalaman Airport from YDA Group for EUR 146.1 million, of which EUR 119.2 million were paid as of December 31, 2022, EUR 15.2 million corresponds to a deferred payment to be made in October 2023, and the remaining EUR 11.7 million corresponds to an estimated variable payment dependent on the Dalaman Airport’s international passenger volume. YDA Havalimani Yatirim ve Isletme A.S. holds the concession agreement for the Dalaman International Airport and other ancillary buildings’ terminal management until 2042. The ownership interest in the project is fully consolidated.
In November 2022, we, through our toll road subsidiary Cintra, increased our interest in the I-77 toll road in North Carolina, U.S., by 7.1% (for a total of 72.2%) for USD 109 million (EUR 104 million).
In December 2022, we sold our Amey business in the United Kingdom for GBP 264.6 million (EUR 301.3 million), with no further price adjustments. The transaction generated a net capital gain of EUR 58.3 million. Amey’s sale concluded the divestment of our Services Business Division, with the exception of certain assets that were kept and reclassified within the Group. For further discussion on the conclusion of the Services Business Division’s divestment process, see “Item 4. Information on the Company—B. Business Overview—3. Group Overview—3. Our Business Divisions—5. Discontinued Operations (Services).”
On January 31, 2022, we sold the Spanish Infrastructure Services business to Portobello for EUR 171 million (EUR 175 million after price adjustments). That price did not include earn-outs, estimated at EUR 31.5 million, which will be applied sometime after the closing of the transaction depending on the fulfilment of certain requirements set forth in the purchase and sale agreement. Following completion of the sale, we acquired 25.0% of the capital of the acquirer for EUR 17.5 million.
Changes in 2021
On December 17, 2021, we, through our toll road subsidiary Cintra, acquired an additional 5.7% stake in the concession operator I-66 Express Mobility Partners Holding LLC, increasing our stake to 55.7%, for USD 182 million (c. EUR 162 million). As a result of the stake increase, we took control of the concession operator, and therefore the interest in the concession operator became fully consolidated from its previous equity-accounted status.
On December 29, 2021, we completed the acquisition, through our subsidiary Cintra INR Investments BV, of a 24.9% stake of IRB for EUR 369 million.
On December 1, 2021, we completed the sale of our environmental services business in Spain and Portugal to PreZero International GmbH, a Schwarz Group company, for an equity value of EUR 1,032 million. The transaction generated a net capital gain of EUR 335 million.
In June 2021, Budimex, our construction subsidiary in Poland, sold its real estate business (Budimex Nieruchomości) for PLN 1,513 million (EUR 330 million).
5.A.3.2 Financial Risk Management
Our business is affected by changes to the financial variables that have an impact on our accounts, these being mainly foreign exchange risk, liquidity management risk, interest rate risk, inflation, credit, variable income and capital management. The main financial risks and how we manage them is summarized below.
5.A.3.2.1 Exposure to interest rate fluctuations
We and our businesses are subject to interest rate fluctuations that may affect our net financial expense, as well to measurement of financial instruments arranged at fixed interest rates. We manage interest rate risk with the goal of optimizing the financial expense we bear and achieve suitable proportions of fixed and variable rate debt based on market conditions.
5.A.3.2.2 Exposure to foreign exchange fluctuations
We regularly monitor our expected net exposure with regard to each currency over coming years, both for dividends receivable and for potential investments or divestments. We establish our hedging strategy by analyzing past changes in both short and long-term exchanges rates, establishing monitoring mechanisms such, as future projections and seeking long-term equilibrium in exchange rates.

5.A.3.2.3 Exposure to credit and counterparty risk
Some of our main financial assets are exposed to credit or counterparty risk, such as investments in financial assets, non-current financial assets, net financial derivatives or trade and other receivables. We actively monitor these risks with each bank, territory and customer by analyzing the performance of risk through internal credit quality studies. Also, internal regulations establish maximum investment limits for each of our counterparties.
5.A.3.2.4 Exposure to liquidity risk
We have established mechanisms to preserve the level of liquidity that reflect the cash generation and needed projections, in relation to both short-term collections and payments and obligations to be met at long-term.
5.A.3.2.5 Exposure to equities risk
We are exposed to risks relating to the fluctuation of our share price. This exposure arises specifically in equity swaps used to hedge against risks of appreciation of share-based remuneration schemes. Since these equity swaps are not classified as hedging derivatives, their market value has an impact on profit or loss.
5.A.3.2.6 Exposure to inflation risk
Revenue from infrastructure projects is associated with prices tied to inflation (for example, toll road concession contracts). Therefore, an increase in inflation would increase the cash flow derived from assets of this nature. For example, the recent rise in inflation rates may have an adverse effect on operating margins under construction contracts. This risk is partially mitigated in certain jurisdictions by inflation-related price adjustments in contractual clauses (e.g., Spain and Poland). We also make our best efforts to hedge inflation risk by closing the main direct costs when the tender is accepted.
5.A.3.2.7 Capital management
We aim to achieve a debt-equity ratio that makes it possible to optimize costs while safeguarding our capacity to continue managing our recurring activities and to grow through new projects that create shareholder value. Our objective is to maintain a low level of indebtedness to retain our current investment grade rating. In order to achieve this goal, we have established a financial policy consisting of the maintenance of a ratio of net debt (gross debt less cash) to Adjusted EBITDA plus dividends from projects of no more than two times.
5.A.4 Recent Developments
See “Item 4. Information on the Company—B. Business Overview—14. Recent Developments.”
5.A.5 Description of Key Line Items
Set forth below is a brief description of the composition of certain line items of the consolidated income statement. This description must be read in conjunction with the significant accounting policies elsewhere in this section and in the Financial Statements.
5.A.5.1 Revenues
Most of our revenues come from: (i) contracts with customers, which include public, private or internal entities, for services in the Construction Business Division; (ii) fees from users of toll roads in the Toll Roads Business Division, (iii) concession contracts from clients in the Airports Business Division and (iv) other activities. Revenues also include the financial income for the services provided by the concession operators that apply the financial asset model.
5.A.5.2 Other operating income
Other operating income includes mainly income from the impact of the certain public grants related to our operations.

5.A.5.3 Materials consumed
Materials consumed include expenses related to energy and materials’ consumption, primarily in relation to our Construction Business Division.
5.A.5.4 Other operating expenses
Other operating expenses include work carried out by other companies and changes in provisions for each year including subcontracted works, leases, repairs and maintenance, independent professional services, changes in provisions for liabilities and other operating expenses.
5.A.5.5 Personnel expenses
Personnel expenses consist of expenses related to wages and salaries, social security, pension plan contributions, share-based payments and other welfare expenses of our employees.
5.A.5.6 Fixed asset depreciation
Fixed asset depreciation consists mainly of depreciation related to our fixed assets such as property, plant and equipment.
5.A.5.7 Impairment and disposal of fixed assets
Impairment and disposal of fixed assets refers to gains or losses related to the sale of our fixed assets such as property, plant and equipment.
5.A.5.8 Net financial income/(expense) from infrastructure projects and ex-infrastructure projects
Part of our activities, primarily those part of the Toll Roads and Airports Business Divisions but also, to some extent, in the Construction and Energy Infrastructure and Mobility Business Divisions, consist of the development of infrastructure projects through long-term arrangements with public authorities, under which a concession operator, in which we have an ownership interest together with other shareholders, finances the construction or upgrade of public infrastructure, mainly with borrowings secured by the project cash flows and capital contributed by shareholders, and subsequently operates and maintains the infrastructure. Key examples of such infrastructure projects include the Texas Managed Lanes and I-66 Managed Lanes.
In some cases, the construction and subsequent maintenance of the infrastructure projects are subcontracted by the concession operators to the Group’s Construction Business Division.
In order to aid in understanding our financial performance, we disclose our net financial income / (expense) separately for (i) infrastructure projects and (ii) excluding infrastructure projects:
•
Net financial income/(expense) from infrastructure projects consists of financial income from financing of our infrastructure projects minus the accrued financial expenses and expenses capitalized during the construction period.

•
Net financial income/(expense) from ex-infrastructure projects consists of income from external borrowing costs and from financial investments and includes the impact of derivatives and other fair value adjustments.

5.A.5.9 Share of profits of equity-accounted companies
Share of profits of equity-accounted companies reflects the effect in our consolidated income statement relating to our companies consolidated by means of equity accounting.
5.A.5.10 Profit/(loss) before tax from continuing operations
Profit/(loss) before tax from continuing operations represents our operating profit/(loss) after net financial income/(expense) and including share of profits of equity-accounted companies.
5.A.5.11 Income tax / (expense)
Income tax / (expense) consists of our current tax payable on the taxable profit for the period after applying allowable deductions, changes in deferred tax assets and liabilities, and tax credits.

5.A.5.12 Profit/(loss) net of tax from discontinued operations
Profit / (loss) net of tax from discontinued operations refers to income from discontinued operations and includes all income and costs generated from our Services and Construction Business Divisions, including divestments of businesses. It also includes an impairment loss equal to the difference between the estimated fair value of the assets and their carrying amount.
5.A.5.13 Net profit/(loss)
Net profit / (loss) accounted for using the equity method reflecting the effect in our consolidated income statement relating to companies consolidated by means of equity accounting.
5.A.5.14 Net Profit/(loss) attributed to non-controlling interests
Net Profit / (loss) attributed to non-controlling interests refers to the profits we obtain that may be allocated to other partners with a stake in the said companies.
5.A.6 Results of Operations
The following tables set out our consolidated results of operations for the periods indicated.
5.A.6.1 Comparison Results of Operations for the Six-Month Period Ended June 30, 2023 and June 30, 2022
Our consolidated results of operations for the six-month period ended June 30, 2023 compared with the six-month period ended June 30, 2022, are discussed below.
	For the six months ended June 30,
	2023	2022	% Variation
	(in millions of euros)
Revenues	3,940	3,534	11.5%
Other operating income	1	1	—
Revenues and other operating income	3,941	3,535	11.5%
Materials consumed	497	581	(14.5)%
Other operating expenses	2,265	1,925	17.7%
Personnel expenses	778	716	8.7%
Total operating expenses	3,540	3,222	9.9%
Fixed asset depreciation	201	143	40.6%
Impairment and disposal of fixed assets	0	0	—
Operating profit/(loss)	200	170	17.5%
Net financial income/(expense) from financing	(153)	(109)	40.4%
Profit/(loss) on derivatives and other net financial income/(expense)	(12)	(66)	(81.8)%
Net financial income/(expense) from infrastructure projects	(165)	(175)	(5.7)%
Net financial income/(expense) from financing	50	11	354.5%
Profit/(loss) on derivatives and other net financial income/(expense)	15	46	(67.4)%
Net financial income/(expense) from ex-infrastructure projects	65	57	14.0%
Net financial income/(expense)	(100)	(118)	(15.2)%
Share of profits of equity-accounted companies	83	55	50.9%
Profit/(loss) before tax from continuing operations	183	107	71.0%
Income tax / (expense)	(20)	(21)	(4.8)%
Profit/(loss) net of tax from continuing operations	163	86	89.5%
Profit/(loss) net of tax from discontinued operations	6	(5)	220.0%
Net profit/(loss)	169	81	108.6%
Net profit/(loss) for the period attributed to non-controlling interests	(54)	(28)	92.9%
Net profit/(loss) for the period attributed to the parent company	115	53	117.0%

Revenues
Revenues increased by 11.5% to EUR 3,940 million in the six months ended June 30, 2023 from EUR 3,534 million in the six months ended June 30, 2022, primarily due to the improvement in results across all Business Divisions and particularly in the Toll Roads and Construction Business Divisions.
The table below sets out our revenues by Business Division for the six months ended June 30, 2023 and 2022:
	For the six months ended June 30,
	2023	2022	% Variation	%LfL(1)
	(in millions of euros)
Toll Roads	492	355	38.7%	38.0%
Airports	28	7	—	(37.8)%
Construction	3,258	3,053	6.7%	6.8%
Energy Infrastructure and Mobility	175	139	25.9%	25.4%
Others(2)	(13)	(20)	35.0%	33.5%
Total	3,940	3,534	11.5%	10.9%

(1)
“Like-for-like” is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. See the definition and reconciliation of the “like-for-like” figures to the applicable IFRS measures in “—8. Non-IFRS Measures: Operating Results—3. Comparable or “Like-for-like” (“LfL”) Growth.

(2)
Others include revenues of companies not assigned to any business area, the most significant being Ferrovial SE, the Group’s parent company and incorporates adjustments, which include consolidation adjustments between business divisions.

Our Toll Roads Business Division revenue increased by 38.7% to EUR 492 million in the six months ended June 30, 2023 from EUR 355 million in the six months ended June 30, 2022. This increase was mainly due to the traffic increases and toll rates increases. All Managed Lanes experienced average revenue-per-transaction growth, compared to the six months ended June 30, 2022. Particularly, within this Business Division:
•
NTE 1-2 revenues increased by 22.3% to USD 139 million in the six months ended June 30, 2023, which was mainly driven by the post-pandemic increase in traffic and higher toll rates.

•
LBJ revenues increased by 22.0% to USD 93 million in the six months ended June 30, 2023, which was mainly driven by the post-pandemic increase in traffic and higher toll rates.

•
NTE35W revenues increased by 16.8% to USD 94 million in the six months ended June 30, 2023, which was mainly driven by the post-pandemic increase of traffic, partially offset by construction works on the NTE 3C and higher toll rates.

•
I-77 revenues increased by 62.5% to USD 43 million in the six months ended June 30, 2023, which was mainly driven by the post-pandemic increase in traffic and higher toll rates.

Our Airports Business Division revenue increased to EUR 28 million in the six months ended June 30, 2023 from EUR 7 million in the six months ended June 30, 2022. This increase was primarily impacted by Dalaman airport’s revenues following the consolidation of the entity into the Group occurring in July 2022.
Our Construction Business Division revenue increased by 6.7% to EUR 3,258 million in the six months ended June 30, 2023 from EUR 3,053 million in the six months ended June 30, 2022. This increase was primarily driven by Budimex’s performance (EUR 935 million in revenues, an 8.7% increase from the previous period) and Ferrovial Construction’s activity in Spain and Australia, partially offset by the completion of several large projects in the U.S. Particularly, within this Business Division:
•
Budimex’s revenues increased by 8.7% to EUR 935 million in the six months ended June 30, 2023, which was mainly driven by a different portfolio of contracts in progress and exceeding forecasts supported by the good weather and new awarded projects in 2022.

•
Webber’s revenues decreased by 2.2% to EUR 596 million in the six months ended June 30, 2023, which was mainly driven by a lower level of sales in the infrastructure services business due to changes in the portfolio mix and the permanent withdrawal of the non-residential construction activity, partially offset by higher sales in the water activity.
•
Ferrovial Construction’s revenues increased by 9.1% to EUR 1,728 million in the six months ended June 30, 2023, which was mainly driven by the growth in the Spanish market (both civil work sand non-residential building) and the Australian market, in connection with the execution of the Sydney Metro and Coffs Harbour Bypass projects, partially offset by lower activity in North America due to the completion of several large projects at the same time several other projects commence.

The Group’s Energy Infrastructure and Mobility Business Division revenue increased by 25.9% to EUR 175 million in the six months ended June 30, 2023 from EUR 139 million in the six months ended June 30, 2022, which was primarily driven by the activities related to waste management in the UK and the services activities provided by the Group in Chile.
Other operating income
Other operating income remained at EUR 1 million in the six months ended June 30, 2023 from the six months ended June 30, 2022.
Revenues and other operating income
Revenues and other operating income increased by 11.5% to EUR 3,941 million in the six months ended June 30, 2023 from EUR 3,535 million in the six months ended June 30, 2022 due to the increase in revenues.
Materials consumed
Materials consumed decreased by 14.5% to EUR 497 million in the six months ended June 30, 2023 from EUR 581 million in the six months ended June 30, 2022, primarily due to the stabilization of raw materials’ prices as in the six months ended June 30, 2022 they significantly increased in large part due to the conflict in Ukraine.
Other operating expenses
Other operating expenses increased by 17.7% to EUR 2,265 million in the six months ended June 30, 2023 from EUR 1,925 million in the six months ended June 30, 2022. This change was significantly impacted by a Construction Business Division project in the US, where losses have been recognized as a result of the increase of the expected costs to complete the works, caused by events and circumstances that have occurred during the current year, which was partially offset by the expected recovery of claims.
Personnel expenses
Personnel expenses increased by 8.7% to EUR 778 million in the six months ended June 30, 2023 from EUR 716 million in the six months ended June 30, 2022. This was primarily driven by the increase in our workforce, which grew by 799 employees, an increase of 2.0% with respect to the prior period and mainly driven by the Airports and Toll Roads Business Divisions.
Fixed asset depreciation
Fixed asset depreciation increased by 40.6% to EUR 201 million in the six months ended June 30, 2023 from EUR 143 million in the six months ended June 30, 2022, primarily due to the opening of toll road I-66 in November 2022.
Impairment and disposal of fixed assets
Impairment and disposal of fixed assets stayed stable at EUR 0 million in the six months ended June 30, 2023 from EUR 0 million in the six months ended June 30, 2022, which was primarily driven by the lack of recognition of impairment profit/(loss) or disposal of fixed assets during the period.

Net financial income/(expense) from infrastructure projects
Net financial expense from infrastructure projects decreased by 5.7% to a loss of EUR 165 million in the six months ended June 30, 2023 from a loss of EUR 175 million in the six months ended June 30, 2022, which was primarily driven by these companies’ borrowing costs, including a positive variation in the performance of Autema’s ILS derivative, and the decrease in capitalized expenses in the I-66 toll road as the highway entered into operation at the end of 2022.
Net financial income/(expense) from ex-infrastructure projects
Net financial income ex-infrastructure projects increased by 14.0% to income of EUR 65 million in the six months ended June 30, 2023 from income of EUR 57 million in the six months ended June 30, 2022, which was primarily due to the increase in income from higher cash remuneration, partially offset by an increase in external borrowing costs (in particular, higher interest rates on the ECP and corporate credit lines).
Net financial income/(expense)
Net financial expense decreased by 15.2% to an expense of EUR 100 million in the six months ended June 30, 2023 from an expense of EUR 118 million in the six months ended June 30, 2022, primarily due to the receipt of higher financial income from ex-infrastructure projects.
Share of profits of equity-accounted companies
Share of profits of equity-accounted companies increased to a profit of EUR 83 million in the six months ended June 30, 2023 from a profit of EUR 55 million in the six months ended June 30, 2022, primarily due to the contributions to results of 407 ETR (EUR 69 million), IRB (EUR 3 million), JFK NTO (EUR 2 million) and other entities (EUR 8 million).
Under share of profits of equity-accounted companies, in the six months ended June 30, 2023, we recorded a result of EUR 0 million contributed by HAH and AGS, respectively, as compared to a result of EUR 0 million, respectively, in the six months ended June 30, 2022. This resulted from application of IAS 28, which indicates that if the shareholder’s share in losses of the associate equals or exceeds the amount of its share in the associate, the shareholder shall cease to recognize its share in the additional losses, unless there are legal or constructive obligations justifying the recognition of a liability for additional losses once the investment value is reduced to zero. The considerable losses posted in 2019 and 2020 in HAH and AGS reduced our investments in HAH and AGS to zero, as prior-year losses exceeded the amount of investment, and there was no commitment to inject additional funds per IAS 28.
In terms of the overall operational performance, Heathrow airport revenue increased by 36.1% to GBP 1,742 million in the six months ended June 30, 2023, which was driven by the increase in passenger traffic. AGS airports revenue increased by 18.0% to GBP 89 million in the six months ended June 30, 2023, which was also driven by the increase in passenger traffic.
407 ETR’s revenues increased by 22.3% to CAD 700 million in the six months ended June 30, 2023, which was driven largely by the lifting of the COVID-19 restrictions by the province of Ontario and the resulting increases in traffic, with return-to-work policies in place and supported by rehabilitation construction works in competing Highway 401 and favorable weather conditions.
Income tax / (expense)
Our income tax expense decreased by 4.8% and amounted to an expense of EUR 20 million in the six months ended June 30, 2023 from EUR 21 million expense in the six months ended June 30, 2022, mainly impacted by: (i) the exclusion of equity-accounted companies’ profit (EUR 83 million), (ii) losses and tax credits that do not imply the recognition of the full tax credit for future years under accounting prudence criteria (EUR 75 million), (iii) consolidation tax adjustments without tax impact related to U.S. concessional assets (EUR (30) million) and (iv) other non-deductible expenses (EUR 11 million), adjusted by the impact from previous years’ income (EUR 7 million). The expense results from calculations on the basis of the tax rate expected to be applicable to the profit/(loss) for the entire financial year (17%).

Profit/(loss) net of tax from discontinued operations
Profit from discontinued operations increased to EUR 6 million in the six months ended June 30, 2023 from a loss of EUR 5 million in the six months ended June 30, 2022, which was primarily driven by the finalization of the completion accounts agreement of Amey following its sale.
Net profit/(loss)
Net profit/(loss) increased by 108.6% to EUR 169 million in the six months ended June 30, 2023 from EUR 81 million in the six months ended June 30, 2022, which was primarily driven by increased income from continued operations and the aforementioned income related to the divestment of Amey in the UK.
Net profit/(loss) for the period attributed to non-controlling interests
Loss for the year attributed to non-controlling interests increased by 92.9% to a loss of EUR 54 million in the six months ended June 30, 2023 from a loss of EUR 28 million in the six months ended June 30, 2023, which was primarily due to the Toll Roads Business Division’s minorities, mainly in the U.S. and Spain.
5.A.6.2 Comparison Results of Operations for the Years Ended December 31, 2022 and December 31, 2021
Unless stated otherwise, numbers in this section have been derived from the Audited Financial Statements. For a discussion of the presentation of our historical financial information included in this registration statement, see “Presentation of Financial and Other Information.”
Our consolidated results of operations for the year ended December 31, 2022 compared with the year ended December 31, 2021, are discussed below.
	For the year ended December 31,
	2022	2021	% Variation
	(in millions of euros)
Revenues	7,551	6,910	9.3%
Other operating income	2	1	100.0%
Revenues and other operating income	7,553	6,911	9.3%
Materials consumed	1,197	1,085	10.3%
Other operating expenses	4,182	3,923	6.6%
Personnel expenses	1,446	1,293	11.8%
Total operating expenses	6,825	6,301	8.3%
Fixed asset depreciation	299	270	10.7%
Impairment and disposal of fixed assets	(6)	1,139	(100.5)%
Operating profit/(loss)	423	1,479	(71.4)%
Net financial income/(expense) from financing	(243)	(220)	10.4%
Profit/(loss) on derivatives and other net financial income/(expense)	(122)	(87)	40.2%
Net financial income/(expense) from infrastructure projects	(365)	(307)	18.9%
Net financial income/(expense) from financing	1	(27)	103.7%
Profit/(loss) on derivatives and other net financial income/(expense)	47	2	n.a.
Net financial income/(expense) from ex-infrastructure projects	48	(25)	292.0%
Net financial income/(expense)	(317)	(332)	(4.5)%
Share of profits of equity-accounted companies	165	(178)	192.7%
Profit/(loss) before tax from continuing operations	271	969	(72.0)%
Income tax / (expense)	(30)	9	(433.3)%
Profit/(loss) net of tax from continuing operations	241	978	(75.4)%
Profit/(loss) net of tax from discontinued operations	64	361	(82.3)%
Net profit/(loss)	305	1,339	(77.2)%
Net profit/(loss) for the year attributed to non-controlling interests	(117)	(138)	(15.2)%
Net profit/(loss) for the year attributed to the parent company	188	1,201	(84.3)%

Revenues
Revenues increased by 9.3% to EUR 7,551 million in 2022 from EUR 6,910 million in 2021, primarily due to the increase in revenues of the Toll Roads and Construction Business Divisions.
The table below sets out our revenues by Business Division for the years ended December 31, 2022 and 2021:
	For the year ended December 31,
	2022	2021	% Variation	%LfL(1)
	(in millions of euros)
Toll Roads	780	588	32.6%	21.8%
Airports	54	2	—	—
Construction	6,463	6,077	6.3%	2.4%
Energy Infrastructure and Mobility	296	252	17.5%	18.0%
Others(2)	178	157	13.4%	13.9%
Adjustments(3)	(220)	(166)	32.5%	—
Total	7,551	6,910	9.3%	4.3%

(1)
“Like-for-like” is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. See the definition and reconciliation of the “like-for-like” figures to the applicable IFRS measures in “—8. Non-IFRS Measures: Operating Results—3. Comparable or “Like-for-like” (“LfL”) Growth.”

(2)
Others include management revenues of headquarters and certain other immaterial non-operating entities.

(3)
Adjustments consist of inter-segment sales that are eliminated in the Group’s consolidated financial statements.

Our Toll Roads Business Division revenue increased by 32.6% to EUR 780 million in 2022 from EUR 588 million in 2021. This increase across was primarily driven by increases in traffic levels, mainly as a result of easing of the COVID-19 restrictions and increases in the toll road rates, particularly in the United States, which was partly driven by increased inflation. Particularly, within the segment:
•
NTE 1-2 revenues increased by 29.6% to USD 243 million (EUR 230 million), which was driven by the recovery of traffic due to the effect of summer and schools reopening, and partly offset by the impact of the restrictions due to the COVID-19 omicron variant and adverse meteorological conditions, such as heavy rainfall.

•
NTE 35W revenues increased by 18.2% to USD 168 million (EUR 159 million), which was impacted by a higher proportion of heavy vehicles, increase in toll rates, and traffic increase. This was partially offset by the impact of adverse meteorological conditions and construction works in the area.

•
LBJ revenues increased by 20.0% to USD 159 million (EUR 151 million), which was primarily driven by increase in toll rates and higher traffic, and partially offset by the impact of restrictions due to the COVID-19 omicron variant, more widespread work-from-home arrangement usage, construction works in the area and adverse meteorological conditions.

•
I-77 Managed Lanes revenues increased by 66.6% to USD 61 million (EUR 57.5 million), which was primarily driven by the recovery of traffic levels after the lifting of the COVID-19 restrictions, including the effect of summer and schools reopening, and increase in toll rates. This was partly offset by the impact of the restrictions due to the COVID-19 omicron variant and adverse meteorological conditions.

Our Airports Business Division revenue increased to EUR 54 million in 2022 from EUR 2 million in 2021. This increase was primarily impacted by Dalaman airport, which reported revenues of EUR 44 million since the acquisition, driven by the positive performance in traffic, along with the higher commercial income resulting from the passenger mix.
Our Construction Business Division revenue increased by 6.3% to EUR 6,463 million in 2022 from EUR 6,077 million in 2021. This increase was primarily driven by the performance of Budimex. Particularly, within the Business Division:

•
Budimex revenues increased by 6.1%, which was supported by the new awarded projects and performance across building and civil works business lines, which in turn was supported by the good weather.

•
Webber revenues increased by 4.9%, which was driven mainly by the sale of its recycling activity along with the progressive withdrawal of the non-residential construction activity, meaning that there were no bids for new contracts, only completion of the existing contracts in the Order Book. This was partly offset by the increase in revenues from road maintenance activity.

•
Ferrovial Construction revenues increased by 7.0%, which was impacted by relevant advances in several projects, such as the Sidney Metro West in Australia and Rutas del Loa in Chile and completion of the D4R7 project in Slovakia and the Grand Parkway project in the United States.

The Group’s Energy Infrastructure and Mobility Business Division revenue increased by 17.5% to EUR 296 million in 2022 from EUR 252 million in 2021, which was primarily driven by the waste management services.
Other operating income
Other operating income increased to EUR 2 million in the year ended December 31, 2022 from EUR 1 million in the year ended December 31, 2021, which was driven by higher construction operating subsidies.
Revenues and other operating income
Revenues and other operating income increased by 9.3% to EUR 7,553 million in 2022 from EUR 6,911 million in 2021 due to the increase in revenues and other operating income.
Materials consumed
Materials consumed increased by 10.3% to EUR 1,197 million in 2022 from EUR 1,085 million in 2021, primarily due to increases in the prices of certain materials, such as cement and crude oil. The increase was also influenced by general rise in construction activity and increase in the costs of certain materials, such as cement, concrete, steel rebars and bitumen (asphalt), due to the conflict in Ukraine.
Other operating expenses
Other operating expenses increased by 6.6% to EUR 4,182 million in 2022 from EUR 3,923 million in 2021, primarily due to increase in subcontracted works, which was driven by construction activity and higher inflation.
Personnel expenses
Personnel expenses increased by 11.8% to EUR 1,446 million in 2022 from EUR 1,293 million 2021. This was primarily driven by an increase in our employee count from 24,191 in 2022 to 23,933 in 2021, driven primarily by construction, and the general increase in the average wage.
Fixed asset depreciation
Fixed asset depreciation increased by 10.7% to EUR 299 million in 2022 from EUR 270 million in December 2021, primarily due to traffic increases in the U.S. Managed Lanes assets.
Impairment and disposal of fixed assets
Impairment and disposal of fixed assets decreased by 100.5% to a loss of EUR 6 million in 2022 from EUR 1,139 million in 2021, which was primarily driven by fair value adjustments related to acquisition of an additional 5.7% of the concession operator I-66 Express Mobility Partners Holdings LLC made in 2021, which amounted to EUR 1,101 million (or EUR 1,117 million, including the currency translation differences in reserves). No similar adjustments were made in 2022.

Net financial income/(expense) from infrastructure projects
Net financial expense from infrastructure projects increased by 18.9% to a loss of EUR 365 million in 2022 from a loss of EUR 307 million in 2021, which was primarily driven by:
•
net financial expense from infrastructure project financing, which amounted to a loss of EUR 243 million in 2022, as compared to a loss of EUR 220 million in 2021, an increase of 10.4% mainly due to the full consolidation of the I-66 concession, following the takeover carried out in December 2021 with the acquisition of an additional 5.7% stake, as well as to the higher volume of debt on the LBJ toll road following the refinancing operation executed at the end of the previous year, and to the impact of the exchange rate due to the appreciation of the U.S. dollar; and

•
increase in loss on derivatives and other net financial (expense) to a loss of EUR 122 million, as compared to a loss of EUR 87 million in 2021, an increase of 40.2%, which was primarily related to the speculative portion of the index-linked swap associated with the Autema toll road project in Spain.

Net financial income/(expense) from ex-infrastructure projects
Net financial income from ex-infrastructure projects amounted to EUR 48 million in 2022 from an expense of EUR 25 million in 2021, which was primarily due to:
•
increase in net financial income from financing driven by the increase in returns on our cash resources in Poland and Chile and the reduction in financial expense associated with the decrease in our corporate bonds issued. These positive effects were partly offset by the redefinition of our cash hedging strategy in Canada where cash flows are hedged in euros, due to no expected liabilities in Canadian dollars. In previous years, the interest rate differential on CAD to EUR hedges was accounted as a change in reserves, while, in 2022, this differential is instead reflected through the financial income/(expense) line item in the income statement. Should the previous accounting method have been maintained, our financial expenses would have been EUR 50 million lower, with the net financial result being EUR 51 million; and

•
increase in profit on derivatives and other net financial income, which was EUR 47 million as compared to a loss of EUR 2 million in 2021. This increase is primarily driven by termination of our hedging arrangement contracted in connection with the issuance of a corporate bond, which was ultimately not issued.

Net financial income/(expense)
Net financial expense decreased by 4.5% to an expense of EUR 317 million in the year ended December 31, 2022 from an expense of EUR 332 million in the year ended December 31, 2021, primarily due to an increase in the ex-infrastructure projects net financial income for the year.
Share of profits of equity-accounted companies
Share of profits of equity-accounted companies increased to a profit of EUR 165 million in 2022 from a loss of EUR 178 million in 2021, primarily due to the application of International Accounting Standard 28 (“IAS 28”) in relation to HAH and AGS as well as the contribution to results from 407 ETR and IRB.
Under share of profits of equity-accounted companies, in 2022, we recorded a result of EUR 0 million contributed by HAH and AGS, respectively, as compared to a loss of EUR 238 million and a loss of EUR 20 million, respectively, in 2021. This resulted from application of IAS 28, which indicates that if the shareholder’s share in losses of the associate equals or exceeds the amount of its share in the associate, the shareholder shall cease to recognize its share in the additional losses, unless there are legal or constructive obligations justifying the recognition of a liability for additional losses once the investment value is reduced to zero. The considerable losses posted in 2019 and 2020 in HAH and AGS reduced our investments in HAH and AGS to zero, as prior-year losses exceeded the amount of investment, and there was no commitment to inject additional funds per IAS 28.

In terms of the overall operational performance, Heathrow airport revenue increased by 140.0% to GBP 2,913 million in 2022, which was driven by an increase in airport traffic throughout the year. AGS airports revenue increased by 92.4% to GBP 167 million in 2022, which was also driven by an increase in airport traffic throughout the year as well as higher commercial income resulting from improved catering offerings, opening of new lounges and fast track and strong performance from retail units.
407 ETR’s revenues increased by 29.7% to CAD 1,327 million in 2022, which was driven largely by higher traffic due to removal of the COVID-19 restrictions and the contract revenues related to the reconfiguration of the road-side tolling technology in connection with the de-tolling of Highways 412 and 418. The 407 ETR’s net result increased to by 104.7% to CAD 436 million, with our share thereof being CAD 169 million (EUR 124 million) in 2022, from CAD 213 million, with our share thereof being CAD 77 million (EUR 52 million) in 2021.
Income tax / (expense)
Our income tax expense amounted to an expense of EUR 30 million in 2022 from EUR 9 million income in 2021. The expense was primarily driven by Polish corporate income tax expense of EUR 21 million and Canadian corporate income tax expense of EUR 11 million. The United Kingdom and other jurisdictions partially offset this expense, as they generated corporate income tax income of EUR 6 million and EUR 3 million, respectively.
The change was driven primarily by the extraordinary impacts in 2021 of (i) the recognition of tax credits in the U.S. and (ii) the use of tax credits in Spain to offset the corporate income tax incurred in connection with the divested businesses (i.e., the Services Business Division).
Profit/(loss) net of tax from discontinued operations
Profit/(loss) net of tax from discontinued operations decreased by 82.3% to EUR 64 million in 2022 from EUR 361 million in 2021, which was primarily driven by the divestment of our environment services business in Spain and Portugal, which was completed at the end of 2021 and generated a net capital gain of EUR 335 million, with a contribution to profit for the year of EUR 119 million. The profit of EUR 64 million generated in 2022 in connection with discontinued operations was primarily driven by the divestment of the Amey business in the United Kingdom, which was completed in December 2022, and generated a capital gain of EUR 58.3 million.
Net profit/(loss)
Net profit/(loss) for the year decreased by 77.2% to EUR 305 million in 2022 from EUR 1,339 million in 2021, which was primarily driven by the fair value adjustments made in connection with the acquisition of an additional 5.7% of the concession operator I-66 Express Mobility Partners Holdings LLC in 2021, which amounted to EUR 1,101 million (or EUR 1,117 million, including the currency translation differences in reserves). No similar adjustments were made in 2022.
Net profit/(loss) for the year attributed to non-controlling interests
Net profit/(loss) for the year attributed to non-controlling interests increased by 15.2% to a loss of EUR 117 million in 2022 from a loss of EUR 138 million in 2021, which was primarily due to the losses suffered by the Budimex Group, which posted a loss of EUR 60 million in 2022 as compared to a loss of EUR 109 million in 2021, which was mainly related to the divestment of its real estate business carried through its subsidiary Budimex Nieruchomości in 2022.

5.A.6.3 Comparison Results of Operations for the Years Ended December 31, 2021 and December 31, 2020
Our consolidated results of operations for the year ended December 31, 2021 compared with the year ended December 31, 2020, are discussed below.
	For the year ended December 31,
	2021	2020	% Variation
	(in millions of euros)
Revenues	6,910	6,641	4.0%
Other operating income	1	3	(66.7)%
Revenues and other operating income	6,911	6,644	4.0%
Materials consumed	1,085	1,000	8.5%
Other operating expenses	3,923	3,950	(0.7)%
Personnel expenses	1,293	1,282	0.9%
Total operating expenses	6,301	6,232	1.1%
Fixed asset depreciation	270	240	12.5%
Impairment and disposal of fixed assets	1,139	(9)	12,755.5%
Operating profit/(loss)	1,479	163	807.4%
Net financial income/(expense) from financing	(220)	(244)	(9.8)%
Profit/(loss) on derivatives and other net financial income/(expense)	(87)	37	(335.1)%
Net financial income/(expense) from infrastructure projects	(307)	(207)	48.3%
Net financial income/(expense) from financing	(27)	(9)	200.0%
Profit/(loss) on derivatives and other net financial income/(expense)	2	(31)	106.5%
Net financial income/(expense) from ex-infrastructure projects	(25)	(40)	(37.5)%
Net financial income/(expense)	(332)	(247)	34.4%
Share of profits of equity-accounted companies	(178)	(373)	(52.3)%
Profit/(loss) before tax from continuing operations	969	(457)	312.0%
Income tax / (expense)	9	35	(74.3)%
Profit/(loss) net of tax from continuing operations	978	(422)	331.8%
Profit/(loss) net of tax from discontinued operations	361	45	702.20%
Net profit/(loss)	1,339	(377)	455.2%
Net profit/(loss) for the year attributed to non-controlling interests	(138)	(51)	170.6%
Net profit/(loss) for the year attributed to the parent company	1,201	(428)	380.6%
Revenues
Revenues increased by 4.0% to EUR 6,910 million in the year ended December 31, 2021 from EUR 6,641 million in the year ended December 31, 2020, primarily due to the increase in revenues of the Toll Roads and Construction Business Divisions.
The table below sets out our revenues by Business Division for the years ended December 31, 2021 and 2020.
	For the year ended December 31,
	2021	2020	% Variation	%LfL(1)
	(in millions of euros)
Toll roads	588	439	33.9%	36.8%
Airports	2	1	100.0%	74.9%
Construction	6,077	5,984	1.6%	3.0%
Energy Infrastructure and Mobility*	252	217	16.1%	15.8%
Others(2)	157	128	22.6%	22.4%
Adjustments(3)	(166)	(128)	29.7%	—
Total	6,910	6,641	4.0%	5.5%

*
Energy Infrastructure and Mobility was created in 2021. For comparison purposes, we presented all segment financial information for the years ended December 31, 2022, 2021 and 2020, based on the current methodology.

(1)
“Like-for-like” is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. See the definition and reconciliation of the “like-for-like” figures to the applicable IFRS measures in “—8. Non-IFRS Measures: Operating Results—3. Comparable or “Like-for-like” (“LfL”) Growth.”

(2)
Others include management revenues of the Group’s headquarters and other support services provided by us to the rest of the Group’s businesses, which are eliminated in the consolidation process.

(3)
Adjustments consist of inter-segment sales that are eliminated in the Group’s consolidated financial statements.

Our Toll Roads Business Division revenue increased by 33.9% to EUR 588 million in 2021 from EUR 439 million in 2020. This increase was primarily driven by increases in traffic levels, mainly as a result of the easing of the COVID-19 restrictions and increases in toll road rates. Particularly, within the Business Division:
•
NTE 1-2 revenues increased by 50.0% to USD 187 million, which was largely driven by the partial recovery of traffic due to the effect of gradual easing of the COVID-19 restrictions, which was partly offset by severe weather conditions in February and May of that year and the impact of surges in COVID-19 cases during the summer and in December of that year.

•
NTE 35W revenues increased by 45.3% to USD 142 million, which was impacted by a higher proportion of heavy vehicles, the increase in toll rates, and traffic increases due to the easing of the COVID-19 restrictions.

•
LBJ revenues increased by 27.3% to USD 133 million, which was driven by the increase in toll rates and higher traffic, including a higher portion of heavy vehicles.

•
I-77 Managed Lanes revenues increased by 102.1% to USD 36 million, which was primarily driven by the recovery of traffic levels after the lifting of all COVID-19 restrictions in North Carolina in May 2021.

Our Airports Business Division revenue increased by 100.0% to EUR 2 million in 2021 from EUR 1 million in 2020. This increase was primarily driven by higher management fees invoiced for our airports projects, which were accounted for as part of the Airports Business Division.
Our Construction Business Division revenue increased by 1.6% to EUR 6,077 million in 2021 from EUR 5,984 million in 2020. This increase was primarily driven by the performance of Budimex and Ferrovial Construction. Particularly, within the Business Division:
•
Budimex revenues increased by 0.5%, supported by newly awarded contracts and the return to standard operations after the stoppages and the slowdown of work in 2020 due to COVID-19.

•
Webber revenues decreased by 8.5%, which was driven mainly driven by the sale of the aggregate recycling activity along with the progressive withdrawal of the non-residential construction activity, and partially offset by the increase in the civil works activity as large projects entered into their high execution phase.

•
Ferrovial Construction revenues increased by 5.4%, which was driven by return to standard operations after the stoppages and the slowdown of work in 2020 due to COVID-19.

Other operating income
Other operating income decreased by 66.7% to EUR 1 million in the year ended December 31, 2021 from EUR 3 million in the year ended December 31, 2020.
Revenues and other operating income
Revenues and other operating income increased 4.0% to EUR 6,911 million in the year ended December 31, 2021 from EUR 6,644 million in the year ended December 31, 2020, which was primarily driven by an increase in revenues and partially offset by a decrease in other operating income for the year.
Materials consumed
Materials consumed increased by 8.5% to EUR 1,085 million in 2021 from EUR 1,000 million in 2020, primarily due to increases in the prices of certain materials and a general rise in construction activity.

Other operating expenses
Other operating expenses decreased by 0.7% to EUR 3,923 million in the year ended December 31, 2021 from EUR 3,950 million in the year ended December 31, 2020, primarily due to decrease in subcontracted works, which was driven by construction activity.
Personnel expenses
Personnel expenses increased 0.9% to EUR 1,293 million in the year ended December 31, 2021 from EUR 1,282 million in the year ended December 31, 2020. Our employee count largely remained the same during these periods. The increase in personnel expenses was primarily driven by the impact on the income statement of remuneration systems based on the delivery of shares (i.e., our share-based incentive plan), which generated an EUR 9 million income in 2021 and EUR 10 million expense spent in 2020. The recognition of this income was due to the partial reversal of the provision endowed in previous years in connection with the relevant plans, since the degree of compliance with the conditions required to receive remuneration was lower than initially expected both for the plan expired in 2021 and the plan expired in 2022.
Fixed asset depreciation
Fixed asset depreciation increased by 12.5% to EUR 270 million in the year ended December 31, 2021 from EUR 240 million in the year ended December 31, 2020, primarily due to increased depreciation of the United States’ Managed Lanes’ assets in line with higher traffic volume.
Impairment and disposal of fixed assets
Impairment and disposal of fixed assets increased to EUR 1,139 million in the year ended December 31, 2021 from a loss of EUR 9 million in the year ended December 31, 2020, primarily due to the acquisition by Cintra of an additional 5.7% of the concession operator I-66 Express Mobility Partners Hold. LL, whereby our ownership interest increased to 55.7%, leading to the toll road’s consolidation in our results. This transaction entailed recognizing a capital gain of EUR 1,101 million (or EUR 1,117 million, including the currency translation differences in reserves) due to measuring our pre-existing 50.0% interest at fair value.
Net financial income/(expense) from infrastructure projects
Net financial expense from infrastructure projects increased by 48.3% to an expense of EUR 307 million in 2021 from an expense of EUR 207 million in 2020, which was primarily driven by an increase in losses on derivatives and other fair value adjustments from infrastructure projects. The increase in losses on derivatives and other net financial (expense) to an expense of EUR 87 million, which was primarily related to the speculative portion of the index-linked swap associated with the Autema toll road project in Spain.
Net financial income/(expense) from ex-infrastructure projects
Net financial expense from ex-infrastructure projects decreased by 37.5% to an expense of EUR 25 million in the year ended December 31, 2021 from an expense of EUR 40 million in the year ended December 31, 2020, primarily due to the positive effect of exchange differences, which was partly offset by a decrease in the financial income due to lower cash remuneration. The financial income from ex-infrastructure project companies in 2021 amounted to an expense of EUR 27 million, as compared to an expense of EUR 9 million in 2020, and primarily related to external borrowing costs and financial income mainly obtained from financial investments.
Net financial income/(expense)
Net financial expense increased by 34.4% to an expense of EUR 332 million in the year ended December 31, 2021 from an expense of EUR 247 million in the year ended December 31, 2020, primarily due to an increase in the infrastructure projects net financial expense for the year.
Share of profits of equity-accounted companies
Share of profits of equity-accounted companies decreased by 52.3% to a loss of EUR 178 million in the year ended December 31, 2021 from a loss of EUR 373 million in the year ended December 31, 2020, primarily due to an improvement of results in 407 ETR and the application of IAS 28 in relation to HAH.

The table below sets out our profit/(loss) of equity-accounted companies for the years ended December 31, 2021 and 2020:
Companies	2021	2020
	(in million of euros)
HAH	(238)	(396)
407 ETR	52	33
AGS	(20)	(51)
Other	28	41
Total	(178)	(373)
407 ETR’s revenues increased by 12.6% to CAD 1,023 million in 2021 from CAD 909 million in 2020, driven largely by higher traffic due to easing of the COVID-19 restrictions, higher proportion of heavy vehicles . In turn, 407 ETR’s net result increased by 43.9% to CAD 213 million, with our share thereof being EUR 52 million, in 2021 compared to CAD 148 million, with our share thereof being EUR 33 million, in 2020.
Applying IAS 28, we recognized a loss of EUR 238 million contributed by HAH in the year ended December 31, 2021 as compared to a loss of EUR 396 million in 2020, a decrease in losses of 39.9%. We also recognized a loss of EUR 20 million contributed by AGS in 2021 as compared to a loss of EUR 51 million in 2020, a decrease in losses of 60.8%.
In terms of the overall operational performance, HAH revenue increased by 3.3% to GBP 1,214 million in 2021 from GBP 1,175 million in 2020, which was driven by the lifting of travel restrictions and a steady build in passenger numbers over the summer. AGS airports revenue increased by 22.5% to GBP 87 million in 2021, which was also driven by a higher commercial income, resulting from the reopening of commercial units to meet passenger demand, and other income, mainly in relation to COVID-19 testing income.
Income tax/(expense)
Income tax/(expense) decreased by 74.3% to EUR 9 million in the year ended December 31, 2021 from EUR 35 million in the year ended December 31, 2020. The expense was primarily driven by Polish corporate income tax expense of EUR 19 million and Canadian corporate income tax expense of EUR 3 million, which was partly offset by (i) corporate income tax income in the U.S. and UK due to the recognition of tax credits for a combined amount of EUR 16 million and (ii) the use of tax credits in Spain to offset the corporate income tax incurred in connection with the divested businesses (i.e., the Services Business Division) of EUR 15 million.
We registered an income of EUR 35 million in the year ended December 31, 2020 for corporate income tax purposes. The change from 2020 to 2021 arises primarily from a lower use and recognition of tax credits in Spain and the U.S. of EUR 12 million, which was partly offset by a lower corporate income tax expense in Poland of EUR 6 million and other jurisdictions, mainly the Netherlands, due to deferred tax recognized in 2021 derived from future dividends.
Profit/(loss) net of tax from discontinued operations
Profit/(loss) net of tax from discontinued operations amounted to EUR 361 million in the year ended December 31, 2021 as compared to EUR 45 million in the year ended December 31, 2020. This change was primarily driven by the profit of EUR 246 million from the Services business (particularly, the divestment of our environment services business in Spain and Portugal, which was completed on December 1, 2021 and generated a net capital gain of EUR 335 million, and contributed EUR 119 million to the profit for the year) and Budimex Group’s sale of its Polish real estate business on February 22, 2021, which resulted in the recognition of EUR 115 million in net profit/(loss) from discontinued operations.
Net profit/(loss) for the year attributed to non-controlling interests
Net profit/(loss) for the year attributed to non-controlling interests increased by 170.6% to a loss of EUR 138 million in the year ended December 31, 2021 from a loss of EUR 51 million in the year ended

December 31, 2020, primarily due to the improvement in the Budimex Group’s results both due to the sale of its real estate business, as well as to the favorable trend in the civil works’ business. This trend was also supported by generally positive performance of the U.S. toll roads, after traffic improved as mobility restrictions due to the COVID-19 were lifted.
5.A.7 Segment Reporting
The tables below show our income statement for the six months ended June 30, 2023 and 2022 and the years ended December 31, 2022, 2021 and 2020, by reporting segments and total sales by geographic market.
5.A.7.1 Segment reporting
The tables below show our income statement for the six months ended June 30, 2023 and 2022 and the years ended December 31, 2022, 2021 and 2020, by reporting segments.
	For the six months ended June 30, 2023
	Construction	Toll roads	Airports	Energy Infrastructures and Mobility	Other(1)	Adjustments(2)	Total
	(in millions of euros)
Revenues	3,258	492	28	175	95	(108)	3,940
Total operating expenses	3,197	132	30	169	120	(108)	3,540
Fixed asset depreciation	66	116	6	10	3	—	201
Impairment and disposal of fixed assets	—	—	—	—	—	—	—
Operating profit/(loss)	(4)	244	(8)	(4)	(28)	—	200
Profit/(loss) on derivatives and other net financial income/(expense)	(17)	(1)	7	5	9	—	3
Net financial income/(expense) from financing	51	(108)	1	(3)	(44)	—	(103)
Net financial income/(expense)	34	(109)	8	2	(35)	—	(100)
Share of profits of equity-accounted companies	1	74	5	3	—	—	83
Profit/(loss) before tax from continuing operations	31	209	5	1	(63)	—	183
Income tax / (expense)	(14)	(4)	—	—	(2)	—	(20)
Profit/(loss) net of tax from continuing operations	17	205	5	1	(65)	—	163
Profit/(loss) net of tax from discontinued operations	—	—	—	—	6	—	6
Net profit/(loss)	17	205	5	1	(59)	—	169
Net profit/(loss) for the period attributed to non-controlling interests	(4)	(50)	—	—	—	—	(54)
Net profit/(loss) for the period attributed to the parent company	13	155	5	1	(59)	—	115

(1)
We use the “other” category to reflect results for companies not assigned to any Business Division, the most significant being Ferrovial SE, the Group’s parent company, and some minor subsidiaries.

(2)
Adjustments consist of inter-segment sales that are eliminated in the Group’s consolidated financial statements.

	For the six months ended June 30, 2022
	Construction	Toll roads	Airports	Energy Infrastructures and Mobility	Other(1)	Adjustments(2)	Total
	(in millions of euros)
Revenues	3,053	355	7	139	84	(104)	3,534
Total operating expenses	2,976	99	26	135	89	(103)	3,222
Fixed asset depreciation	52	82	—	6	3	—	143
Impairment and disposal of fixed assets	—	—	—	—	—	—	—
Operating profit/(loss)	26	174	(19)	(1)	(9)	(1)	170
Profit/(loss) on derivatives and other net financial income/(expense)	(13)	(67)	5	1	55	(1)	(20)
Net financial income/(expense) from financing	10	(96)	—	(4)	(8)	—	(98)
Net financial income/(expense)	(3)	(163)	5	(3)	47	(1)	(118)
Share of profits of equity-accounted companies	—	50	3	(1)	—	3	55
Profit/(loss) before tax from continuing operations	23	61	(11)	(5)	38	1	107
Income tax / (expense)	(12)	(15)	(1)	—	7	—	(21)
Profit/(loss) net of tax from continuing operations	11	46	(12)	(5)	45	1	86
Profit/(loss) net of tax from discontinued operations	—	—	—	—	(5)	—	(5)
Net profit/(loss)	11	46	(12)	(5)	40	1	81
Net profit/(loss) for the period attributed to non-controlling interests	(3)	(25)	—	—	—	—	(28)
Net profit/(loss) for the period attributed to the parent company	8	21	(12)	(5)	40	1	53

(1)
We use the “other” category to reflect results for companies not assigned to any Business Division, the most significant being Ferrovial SE, the Group’s parent company, and some minor subsidiaries.

(2)
Adjustments consist of inter-segment sales that are eliminated in the Group’s consolidated financial statements.

	For the year ended December 31, 2022
	Construction	Toll roads	Airports	Energy Infrastructures and Mobility	Other(1)	Adjustments(2)	Total
	(in millions of euros)
Revenues	6,463	780	54	296	178	(220)	7,551
Total operating expenses	6,289	230	56	283	189	(222)	6,825
Fixed asset depreciation	113	160	7	12	7	—	299
Impairment and disposal of fixed assets	—	(3)	—	(3)	—	—	(6)
Operating profit/(loss)	63	387	(9)	(2)	(16)	—	423
Profit/(loss) on derivatives and other net financial income/(expense)	(34)	(110)	19	1	51	(2)	(75)
Net financial income/(expense) from financing	35	(240)	—	(9)	(30)	2	(242)
Net financial income/(expense)	1	(350)	19	(8)	21	—	(317)

	For the year ended December 31, 2022
	Construction	Toll roads	Airports	Energy Infrastructures and Mobility	Other(1)	Adjustments(2)	Total
	(in millions of euros)
Share of profits of equity-accounted companies	1	158	7	(1)	—	—	165
Profit/(loss) before tax from continuing operations	65	195	17	(11)	5	—	271
Income tax / (expense)	(5)	(39)	2	(4)	16	—	(30)
Profit/(loss) net of tax from continuing operations	60	156	19	(15)	21	—	241
Profit/(loss) net of tax from discontinued operations	—	—	—	—	64	—	64
Net profit/(loss)	60	156	19	(15)	85	—	305
Net profit/(loss) for the year attributed to non-controlling interests	(42)	(65)	(9)	—	—	(1)	(117)
Net profit/(loss) for the year attributed to the parent company	18	91	10	(15)	85	(1)	188

(1)
We use the “other” category to reflect results for companies not assigned to any Business Division, the most significant being Ferrovial SE, the Group’s parent company, and some minor subsidiaries.

(2)
Adjustments consist of inter-segment sales that are eliminated in the Group’s consolidated financial statements.

	For the year ended December 31, 2021
	Construction	Toll roads	Airports	Energy Infrastructures and Mobility	Other(1)	Adjustments(2)	Total
	(in millions of euros)
Revenues	6,077	588	2	252	157	(166)	6,910
Total operating expenses	5,833	173	28	264	168	(165)	6,301
Fixed asset depreciation	112	141	—	12	5	—	270
Impairment and disposal of fixed assets	22	1,117	—	—	1	(1)	1,139
Operating profit/(loss)	154	1,392	(26)	(24)	(16)	(1)	1,479
Profit/(loss) on derivatives and other net financial income/(expense)	(24)	(86)	(6)	4	26	1	(85)
Net financial income/(expense) from financing	(6)	(198)	—	(7)	(36)	—	(247)
Net financial income/(expense)	(30)	(284)	(6)	(3)	(10)	1	(332)
Share of profits of equity-accounted companies	—	81	(254)	(6)	1	—	(178)
Profit/(loss) before tax from continuing operations	124	1,189	(286)	(33)	(25)	—	969
Income tax / (expense)	(49)	(71)	7	5	116	1	9
Profit/(loss) net of tax from continuing operations	75	1,118	(279)	(28)	91	1	978
Profit/(loss) net of tax from discontinued operations	115	—	—	—	246	—	361
Net profit/(loss)	190	1,118	(279)	(28)	337	1	1,339
Net profit/(loss) for the year attributed to non-controlling interests	(105)	(29)	—	—	(3)	(1)	(138)
Net profit/(loss) for the year attributed to the parent company	85	1,089	(279)	(28)	334	—	1,201

(1)
We use the “other” category to reflect results for companies not assigned to any Business Division, the most significant being Ferrovial SE, the Group’s parent company, and some minor subsidiaries.

(2)
Adjustments consist of inter-segment sales that are eliminated in the Group’s consolidated financial statements.

	For the year ended December 31, 2020
	Construction	Toll roads	Airports	Energy Infrastructures and Mobility	Other(1)	Adjustments(2)	Total
	(in millions of euros)
Revenue	5,984	439	1	217	128	(128)	6,641
Total operating expenses	5,771	159	24	227	178	(127)	6,232
Fixed asset depreciation	113	109	1	11	5	1	240
Impairment and disposal of fixed assets	0	9	0	(18)	0	0	(9)
Operating profit/(loss)	101	180	(23)	(40)	(55)	0	163
Profit/(loss) on derivatives and other net financial income/(expense)	(19)	45	(3)	0	(15)	(2)	6
Net financial income/(expense) from financing	1	(206)	0	(7)	(43)	2	(253)
Net financial income/(expense)	(18)	(161)	(3)	(7)	(58)	0	(247)
Share of profits of equity-accounted companies	1	67	(439)	(2)	0	0	(373)
Profit/(loss) before tax	84	86	(465)	(49)	(113)	0	(457)
Income tax / (expense)	(29)	(8)	7	2	63	0	35
Profit/(loss) net of tax from continuing operations	55	78	(458)	(47)	(50)	0	(422)
Profit/(loss) net of tax from discontinued operations	35	0	0	0	10	0	45
Net profit/(loss)	90	78	(458)	(47)	(40)	0	(377)
Net profit/(loss) for the year attributed to non-controlling interests	(42)	(7)	0	1	(3)	0	(51)
Net profit/(loss) for the year attributed to the parent company	48	71	(458)	(46)	(43)	0	(428)

(1)
We use the “other” category to reflect results for companies not assigned to any Business Division, the most significant being Ferrovial SE, the Group’s parent company, and some minor subsidiaries.

(2)
Adjustments consist of inter-segment sales that are eliminated in the Group’s consolidated financial statements.

5.A.7.2 Geographic information
We report information based on the following geographic breakdown: United States, Poland, Spain, United Kingdom, Canada and Other.
	For the six months ended June 30,		For the year ended December 31,
	2023	2022	2022	2021	2020
	(in millions of euros)
U.S.	1,344	1,392	2,906	2,639	2,558
Poland	935	860	1,842	1,735	1,726
Spain	749	556	1,154	1,092	981
UK	369	362	708	644	524
Canada	70	48	100	80	87
Other	473	316	841	721	765
Total revenues	3,940	3,534	7,551	6,910	6,641

5.A.8 Non-IFRS Measures: Operating Results
In considering the financial performance of the business, we analyze certain measures of operating result not defined by, or calculated in accordance with, IFRS: Adjusted EBIT, Adjusted EBIT Margin, Adjusted EBITDA, Comparable or “Like-for-like” (“LfL”) Growth, Fair Value Adjustments, proportional results and Order Book. Those measures are not audited and are not a substitute for, or superior to, reported results presented in accordance with IFRS-IASB.
These non-IFRS measures should not be considered as alternatives to consolidated result for the period, operating result, revenue, cash generated from operating activities or any other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or liquidity. We believe that these non-IFRS measures are metrics commonly used by investors to evaluate our performance and that of our competitors. We further believe that the disclosure of these non-IFRS measures is useful to investors, as these non-IFRS measures form the basis of how our executive team and the Board evaluate our performance. By disclosing these non-IFRS measures, we believe that we create for investors a greater understanding of, and an enhanced level of transparency into, some of the means by which our management team operates and evaluates us and facilitates comparisons of the current period’s results with prior periods. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS-IASB.
Our management uses Adjusted EBIT, Adjusted EBIT Margin, Adjusted EBITDA, Comparable or “Like-for-like” (“LfL”) Growth, Fair Value Adjustments, proportionate results and Order Book as measures of operating performance and in communications with the Board concerning our financial performance.
For non-IFRS measures relating to our liquidity and capital resources, see “—B. Liquidity and Capital Resources—6. Non-IFRS Measures: Liquidity and Capital Resources.”
5.A.8.1 Adjusted EBIT and Adjusted EBIT Margin
Adjusted EBIT is defined as our net profit/(loss) for the period excluding profit/(loss) net of tax from discontinued operations, income tax/(expense), share of profits of equity-accounted companies, net financial income/(expense) and impairment and disposal of fixed assets. Adjusted EBIT is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBIT does not have a standardized meaning and, therefore, cannot be compared to Adjusted EBIT of other companies.
Adjusted EBIT Margin is defined as Adjusted EBIT divided by our revenues for the relevant period.
The following tables set forth a reconciliation of Adjusted EBIT to our net profit/(loss) for the periods indicated:
	For the six months ended June 30,		For the year ended December 31,
	2023	2022	2022	2021	2020
	(in millions of euros)
Net profit/(loss)	169	81	305	1,339	(377)
Profit/(loss) net of tax from discontinued operations	(6)	5	(64)	(361)	(45)
Income tax/(expense)	20	21	30	(9)	(35)
Share of profits of equity-accounted companies	(83)	(55)	(165)	178	373
Net financial income/(expense)	100	118	317	332	247
Impairment and disposal of fixed assets	0	0	6	(1,139)	9
Adjusted EBIT	200	170	429	340	172
The following tables set forth a reconciliation of Adjusted EBIT by Business Division to our net profit/(loss) by Business Division for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30, 2023
	Construction	Toll Roads	Airports	Energy Infra. And Mobility	Other	Adjustments	Total
	(in millions of euros)
Net profit/(loss)	17	205	5	1	(59)	0	169
Profit/(loss) net of tax from discontinued operations	0	0	0	0	(6)	0	(6)
Income tax/(expense)	14	4	0	0	2	2	20
Share of profits of equity-accounted companies	(1)	(74)	(5)	(3)	0	0	(83)
Net financial income/(expense)	(34)	109	(8)	(2)	35	0	100
Impairment and disposal of fixed assets	0	0	0	0	0	0	0
Adjusted EBIT	(4)	244	(8)	(4)	(28)	0	200
	For the six months ended June 30, 2022
	Construction	Toll Roads	Airports	Energy Infra. And Mobility	Other	Adjustments	Total
	(in millions of euros)
Net profit/(loss)	11	46	(12)	(5)	40	1	81
Profit/(loss) net of tax from discontinued operations	0	0	0	0	5	0	5
Income tax/(expense)	12	15	1	0	(7)	0	21
Share of profits of equity-accounted companies	0	(50)	(3)	1	0	(3)	(55)
Net financial income/(expense)	3	163	(5)	3	(47)	1	118
Impairment and disposal of fixed assets	0	0	0	0	0	0	0
Adjusted EBIT	26	174	(19)	(1)	(9)	(1)	170
The table below sets out our Adjusted EBIT by Business Division for the six months ended June 30, 2023 and 2022:
	For the six months ended June 30,
	2023	2022	% Variation	%LfL
	(in millions of euros)
Toll Roads	244	174	40.2%	33.2%
Airports	(8)	(19)	57.9%.	12.8%
Construction	(4)	26	—	—
Energy Infrastructure and Mobility	(4)	(1)	—	—
Others(1)	(28)	(10)	(180.0)%	(180.1)%
Total	200	170	17.6%	11.2%

(1)
Others include companies not assigned to any business area, the most significant being Ferrovial SE, the Group’s parent company.

Our Toll Roads Adjusted EBIT increased to EUR 244 million in the six months ended June 30, 2023 from EUR 174 million in the six months ended June 30, 2022, which was primarily driven by the increase in traffic volumes following lifting of the COVID-19 restrictions and return-to-work policies and the increase in toll rates.
Our Construction Adjusted EBIT decreased to a loss of EUR 4 million in the six months ended June 30, 2023 from gains of EUR 26 million in the six months ended June 30, 2022, resulting in Adjusted EBIT Margin of (0.1)% in the six months ended June 30, 2023 as compared to 0.8% in the six months ended June 30, 2022. This change was impacted by a Construction Business Division project in the US where losses have been recognized as a result of the increase of the expected costs to complete works, caused by events and circumstances that have occurred during the current year, partially offset by the expected recovery of claims, and was partially offset by Budimex’s performance.
Our Airports Adjusted EBIT increased to a loss of EUR 8 million in the six months ended June 30, 2023 from a loss of EUR 19 million in the six months ended June 30, 2022, which was mainly driven by the incorporation of Dalaman airport’s revenues in 2023, following its consolidation into the Group in July 2022.
Our Energy Infrastructure and Mobility Adjusted EBIT decreased to a loss of EUR 4 million in the six months ended June 30, 2023, from EUR 1 million in the six months ended June 30, 2022, which was primarily driven by the waste management business part of this Business Division, as all its operative losses in the six months ended June 30, 2022 were covered by a fair value provision, which was not the case in the six months ended June 30, 2023.
The following tables set forth a reconciliation of Adjusted EBIT by Business Division to our net profit/(loss) by Business Division for the years ended December 31, 2022, 2021 and 2020:
	For the year ended December 31, 2022
	Construction	Toll Roads	Airports	Energy Infra. And Mobility	Other	Adjustments	Total
	(in millions of euros)
Net profit/(loss)	60	156	19	(15)	85	0	305
Profit/(loss) net of tax from discontinued operations	0	0	0	0	(64)	0	(64)
Income tax/(expense)	5	39	(2)	4	(16)	0	30
Share of profits of equity-accounted companies	(1)	(158)	(7)	1	0	0	(165)
Net financial income/(expense)	(1)	350	(19)	8	(21)	0	317
Impairment and disposal of fixed assets	0	3	0	3	0	0	6
Adjusted EBIT	63	390	(9)	1	(16)	0	429
	For the year ended December 31, 2021
	Construction	Toll Roads	Airports	Energy Infra. And Mobility	Other	Adjustments	Total
	(in millions of euros)
Net profit/(loss)	190	1,118	(279)	(28)	337	1	1,339
Profit/(loss) net of tax from discontinued operations	(115)	0	0	0	(246)	0	(361)
Income tax/(expense)	49	71	(7)	(5)	(116)	(1)	(9)
Share of profits of equity-accounted companies	0	(81)	254	6	(1)	0	178
Net financial income/(expense)	30	284	6	3	10	(1)	332
Impairment and disposal of fixed assets	(22)	(1,117)	0	0	(1)	1	(1,139)
Adjusted EBIT	132	275	(26)	(24)	(17)	0	340

	For the year ended December 31, 2020
	Construction	Toll Roads	Airports	Energy Infra. And Mobility	Other	Adjustments	Total
	(in millions of euros)
Net profit/(loss)	90	78	(458)	(47)	(40)	0	(377)
Profit/(loss) net of tax from discontinued operations	(35)	0	0	0	(10)	0	(45)
Income tax/(expense)	29	8	(7)	(2)	(63)	0	(35)
Share of profits of equity-accounted companies	(1)	(67)	439	2	0	0	373
Net financial income/(expense)	18	161	3	7	58	0	247
Impairment and disposal of fixed assets	0	(9)	0	18	0	0	9
Adjusted EBIT	101	171	(23)	(22)	(55)	0	172
The table below sets out our Adjusted EBIT by Business Division for the years ended December 31, 2022 and 2021:
	For the year ended December 31,
	2022	2021	% Variation	%LfL
	(in millions of euros)
Toll Roads	390	275	41.8%	25.4%
Airports	(9)	(26)	65.4%	(38.7)%
Construction	63	132	(52.5)%	(50.2)%
Energy Infrastructure and Mobility	1	(24)	104.2%	102.2%
Others(1)	(16)	(17)	5.9%	31.6%
Total	429	340	26.2%	10.4%

(1)
Others include management revenues of our headquarters and certain other immaterial non-operating entities.

Our Toll Roads Adjusted EBIT increased to EUR 390 million in 2022 from EUR 275 million in 2021, which was primarily driven by driven by return of traffic volumes following easing of the COVID-19 restrictions and increases in the toll road rates, particularly in the United States, which was partly driven by increased inflation.
Our Construction Adjusted EBIT decreased to EUR 63 million in 2022 from EUR 132 million in 2021, resulting in an EBIT Margin of 1% in 2022 as compared to 2.2% in 2021. This was generally driven by price increases in labor, materials and energy across the Construction division, and also by acceleration costs in connection with completion of the final phases of projects in the United States.
Our Airports Adjusted EBIT increased to a loss of EUR 9 million in 2022 from a loss of EUR 26 million in 2021, which was mainly driven by Dalaman airport, which we acquired in 2022, and also by the positive performance in traffic, along with the higher commercial income resulting from the passenger mix.
Our Energy Infrastructures and Mobility Adjusted EBIT increased to EUR 1 million in 2022 from a loss of EUR 24 million in 2021, which was generally driven by the waste management services.
The table below sets out our Adjusted EBIT by Business Division for the years ended December 31, 2021 and 2020:
	For the year ended December 31,
	2021	2020	% Variation	%LfL
	(in millions of euros)
Toll Roads	275	171	60.8%	60.9%
Airports	(26)	(23)	(13.0)%.	(14.6)%

	For the year ended December 31,
	2021	2020	% Variation	%LfL
	(in millions of euros)
Construction	132	101	30.7%	32.5%
Energy Infrastructure and Mobility	(24)	(22)	(9.1)%	(46.4)%
Others(1)	(17)	(55)	69.1%	49.0%
Total	340	172	97.7%	71.2%

(1)
Others include management revenues of headquarters and certain other immaterial non-operating entities.

Our Toll Roads Adjusted EBIT increased to EUR 275 million in 2021 from EUR 171 million in 2020, which was primarily driven by return of traffic volumes following the gradual easing of the COVID-19 restrictions, particularly in the United States, and increases in the toll road rates, which was partly driven by increased inflation.
Our Construction Adjusted EBIT increased to EUR 132 million in 2021 from EUR 101 million in 2020, absorbing the inflation impact on prices and improving the profitability achieved in 2020, which resulted in a margin of 2.2% for the 2021, as compared to 1.7% for 2020, due to a significant increase from Budimex’s performance, supported by the emergence of the result in Budimex’s financial statements as a result of intra-group arrangements between the Construction Business Division and the real estate division prior to its sale.
Our Airports Adjusted EBIT decreased to a loss of EUR 26 million in 2021 from a loss of EUR 23 million in 2020, which was primarily driven by the increase of costs related to bidding.
Our Energy Infrastructures and Mobility Adjusted EBIT decreased to a loss of EUR 24 million in 2021 from a loss of EUR 22 million in 2020, which was driven by the waste management business in the United Kingdom and the services activities in Chile.
5.A.8.2 Adjusted EBITDA
Adjusted EBITDA is defined as our net profit/(loss) for the period excluding profit/(loss) net of tax from discontinued operations, income tax/(expense), share of profits of equity-accounted companies, net financial income/(expense), impairment and disposal of fixed assets and charges for fixed asset and right of use of leases depreciation and amortization. Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. We use Adjusted EBITDA to provide an analysis of our operating results, excluding depreciation and amortization, as they are non-cash variables, which can vary substantially from company to company depending on accounting policies and accounting valuation of assets. Adjusted EBITDA is used as an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation.
Adjusted EBITDA is a measure which is widely used to track our performance and profitability as well as to evaluate each of our businesses and the level of debt by comparing the Adjusted EBITDA with Consolidated Net Debt. However, Adjusted EBITDA does not have a standardized meaning and, therefore, cannot be compared to Adjusted EBITDA of other companies.
The following tables set forth a reconciliation of Adjusted EBITDA to our net profit/(loss) for the periods indicated:
	For the six months ended June 30,		For the year ended December 31,
	2023	2022	2022	2021	2020
	(in millions of euros)
Net profit/(loss)	169	81	305	1,339	(377)
Profit/(loss) net of tax from discontinued operations	(6)	5	(64)	(361)	(45)
Income tax/(expense)	20	21	30	(9)	(35)
Share of profits of equity-accounted companies	(83)	(55)	(165)	178	373

	For the six months ended June 30,		For the year ended December 31,
	2023	2022	2022	2021	2020
	(in millions of euros)
Net financial income/(expense)	100	118	317	332	247
Impairment and disposal of fixed assets	0	0	6	(1,139)	9
Fixed asset depreciation	201	143	299	270	240
Adjusted EBITDA	401	313	728	610	412
The following tables set forth a reconciliation of Adjusted EBITDA by Business Division to our net profit/(loss) by Business Division for the six months ended June 30, 2023 and 2022:
	For the six months ended June 30, 2023
	Construction	Toll Roads	Airports	Energy Infra. And Mobility	Other	Adjustments	Total
	(in millions of euros)
Net profit/(loss)	17	205	5	1	(59)	0	169
Profit/(loss) net of tax from discontinued operations	0	0	0	0	(6)	0	(6)
Income tax/(expense)	14	4	0	0	2	0	20
Share of profits of equity-accounted companies	(1)	(74)	(5)	(3)	0	0	(83)
Net financial income/(expense)	(34)	109	(8)	(2)	35	0	100
Impairment and disposal of fixed assets	0	0	0	0	0	0	0
Fixed asset depreciation	66	116	6	10	3	0	201
Adjusted EBITDA	62	360	(2)	6	(25)	0	401
	For the six months ended June 30, 2022
	Construction	Toll Roads	Airports	Energy Infra. And Mobility	Other	Adjustments	Total
	(in millions of euros)
Net profit/(loss)	11	46	(12)	(5)	40	1	81
Profit/(loss) net of tax from discontinued operations	0	0	0	0	5	0	5
Income tax/(expense)	12	15	1	0	(7)	0	21
Share of profits of equity-accounted companies	0	(50)	(3)	1	0	(3)	(55)
Net financial income/(expense)	3	163	(5)	3	(47)	1	118
Impairment and disposal of fixed assets	0	0	0	0	0	0	0
Fixed asset depreciation	52	82	0	6	3	0	143
Adjusted EBITDA	78	256	(19)	5	(6)	(1)	313
Our Toll Roads Adjusted EBITDA increased to EUR 360 million in the six months ended June 30, 2023 from EUR 256 million in the six months ended June 30, 2022, which was primarily driven by the increases in traffic across all consolidated U.S. toll roads (NTE, LBJ, NTE 35W, I-77, and I-66).
Our Construction Adjusted EBITDA decreased to EUR 62 million in the six months ended June 30, 2023 from EUR 78 million in the six months ended June 30, 2022, which was primarily driven by the higher costs in relation to the completion works of several large projects in the U.S., partially offset by Budimex’s performance.

Our Airports Adjusted EBITDA increased to a loss of EUR 2 million in the six months ended June 30, 2023 from a loss of EUR 19 million in the six months ended June 30, 2022, which was primarily driven by incorporation of Dalaman airport’s revenues in 2023 following its consolidation in July 2022.
Our Energy Infrastructures and Mobility Adjusted EBITDA increased to EUR 6 million in the six months ended June 30, 2023, from EUR 5 million in the six months ended June 30, 2022, which was primarily driven by the waste management activities in the UK and the services activities in Chile.
The following tables set forth a reconciliation of Adjusted EBITDA by Business Division to our net profit/(loss) by Business Division for the years ended December 31, 2022, 2021 and 2020:
	For the year ended December 31, 2022
	Construction	Toll Roads	Airports	Energy Infra. And Mobility	Other	Adjustments	Total
	(in millions of euros)
Net profit/(loss)	60	156	19	(15)	85	0	305
Profit/(loss) net of tax from discontinued operations	0	0	0	0	(64)	0	(64)
Income tax/(expense)	5	39	(2)	4	(16)	0	30
Share of profits of equity-accounted companies	(1)	(158)	(7)	1	0	0	(165)
Net financial income/(expense)	(1)	350	(19)	8	(21)	0	317
Impairment and disposal of fixed assets	0	3	0	3	0	0	6
Fixed asset depreciation	113	160	7	12	7	0	299
Adjusted EBITDA	176	550	(2)	13	(9)	0	728
	For the year ended December 31, 2021
	Construction	Toll Roads	Airports	Energy Infra. And Mobility	Other	Adjustments	Total
	(in millions of euros)
Net profit/(loss)	190	1,118	(279)	(28)	337	1	1,339
Profit/(loss) net of tax from discontinued operations	(115)	0	0	0	(246)	0	(361)
Income tax/(expense)	49	71	(7)	(5)	(116)	(1)	(9)
Share of profits of equity-accounted companies	0	(81)	254	6	(1)	0	178
Net financial income/(expense)	30	284	6	3	10	(1)	332
Impairment and disposal of fixed assets	(22)	(1,117)	0	0	(1)	1	(1,139)
Fixed asset depreciation	112	141	0	12	5	0	270
Adjusted EBITDA	244	416	(26)	(12)	(12)	0	610
	For the year ended December 31, 2020
	Construction	Toll Roads	Airports	Energy Infra. And Mobility	Other	Adjustments	Total
	(in millions of euros)
Net profit/(loss)	90	78	(458)	(47)	(40)	0	(377)
Profit/(loss) net of tax from discontinued operations	(35)	0	0	0	(10)	0	(45)
Income tax/(expense)	29	8	(7)	(2)	(63)	0	(35)

	For the year ended December 31, 2020
	Construction	Toll Roads	Airports	Energy Infra. And Mobility	Other	Adjustments	Total
	(in millions of euros)
Share of profits of equity-accounted companies	(1)	(67)	439	2	0	0	373
Net financial income/(expense)	18	161	3	7	58	0	247
Impairment and disposal of fixed assets	0	(9)	0	18	0	0	9
Fixed asset depreciation	113	109	1	11	5	1	240
Adjusted EBITDA	214	280	(22)	(11)	(50)	1	412
Our Toll Roads Adjusted EBITDA increased to EUR 550 million in 2022 from EUR 416 million in 2021, which was primarily driven by traffic improvement as restrictions were lifted, together with rates increase in the Texas Managed Lanes (NTE 1-2, NTE 35W, LBJ and I-77).
Our Toll Roads Adjusted EBITDA increased to EUR 416 million in 2021 from EUR 280 million in 2020, which was primarily driven by increases in revenues on NTE 1-2, NTE 35W, LBJ, and I-77, due to higher toll rates and traffic volumes and revenues after the easing of pandemic related restrictions during 2021.
Our Construction Adjusted EBITDA decreased to EUR 176 million in 2022 from EUR 244 million in 2021, which was primarily driven by higher inflation impact on prices of supplies and subcontracts, partially offset by price review formula compensation in some contracts. Our Construction performance was impacted by the cost of internal fees of onerous contracts which could not be provisioned by accounting rules, along with price increases in labor, materials & energy, mostly related to U.S. projects in the final phase. Regarding Budimex and Webber, they experienced a decrease due to positive impact in previous year of extraordinary items (sale of real estate division and aggregate recycling activity, respectively).
Our Construction Adjusted EBITDA increased to EUR 244 million in 2021 from EUR 214 million in 2020 absorbing the inflation impact on prices and improving the profitability achieved in 2020, with a significant improvement from Budimex. Ferrovial Construction performance was affected by increases in prices of labor force, raw materials and energy prices, each with different impacts and mitigating factors depending on the different markets and clients. Regarding Budimex and Webber, they experienced decreases due to positive impact of extraordinary items (sale of real estate division and aggregate recycling activity, respectively).
Our Airports Adjusted EBITDA increased to a loss of EUR 2 million in 2022 from a loss of EUR 26 million in 2021, which was primarily driven by the effect of the incorporation in Adjusted EBITDA the results of Dalaman, not included in the previous year due to the acquisition of 60.0% in July 2022.
Our Airports Adjusted EBITDA decreased to a loss of EUR 26 million in 2021 from a loss of EUR 22 million in 2020, which was primarily driven by an increase in the cost related the bidding activity due the easing of pandemic related restrictions during 2021.
Our Energy Infrastructures and Mobility Adjusted EBITDA increased to EUR 13 million in 2022 from a loss of EUR 12 million in 2021, which was primarily driven by the activities related to the waste management in the United Kingdom and the services activities in Chile.
Our Energy Infrastructures and Mobility Adjusted EBITDA decreased to a loss of EUR 12 million in 2021 from a loss of EUR 11 million in 2020, which was primarily driven by the activities related to the waste management in the United Kingdom and the services activities in Chile.
5.A.8.3 Comparable or “Like-for-like” (“LfL”) Growth
Comparable Growth, also referred to as “Like-for-like” Growth (“LfL”), corresponds to the relative year-on-year variation in comparable terms of the figures for revenues, Adjusted EBIT and Adjusted EBITDA. Comparable or “Like-for-like” (“LfL”) Growth is a non-IFRS financial measure and should not be considered as an alternative to revenues, net income or any other measure of our financial performance calculated in accordance with IFRS. Comparable or “Like- for-like” (“LfL”) Growth is calculated by adjusting each year, in accordance with the following rules:
•
Elimination of the exchange-rate effect, calculating the results of each period at the rate in the current period.

•
Elimination from Adjusted EBIT of each period the impact of fixed asset impairments.

•
In the case of disposals of any of our companies and loss of control thereto, elimination of the operating results of the disposed company when the impact effectively occurred to achieve the homogenization of the operating result.

•
Elimination of the restructuring costs in all periods.

•
In acquisitions of new companies which are considered material, elimination in the current period of the operating results derived from those companies except in the case where this elimination is not possible due to the high level of integration with other reporting units. Material companies are those whose revenues represent ≥5% of the reporting unit’s revenues before the acquisition.

•
In the case of changes in the accounting model of a specific contract or asset, when material, application of the same accounting model to the previous year’s operating result.

•
Elimination of other non-recurrent impacts (mainly related to tax and human resources) considered relevant for a better understanding of our underlying results in all periods.

We use Comparable or “Like-for-like” (“LfL”) Growth to provide a more homogenous measure of the underlying profitability of its businesses, excluding non-recurrent elements which would induce a misinterpretation of the reported growth, impacts such as exchange-rate movements, or changes in the consolidation perimeter which distort the comparability of the information. Additionally, we believe that it allows us to provide homogenous information for better understanding of the performance of each of our businesses.
The following tables set forth a reconciliation of revenues on like-for-like basis to our revenues for the periods indicated:
	For the six months ended June 30,		For the year ended December 31,
	2023	2022	2022	2021	2020
	(in millions of euros)
Revenues	3,940	3,534	7,551	6,910	6,641
Exchange rate effect(1)	0	(1)	—	286	(89)
Fixed asset impairments(2)	—	—	—	—	—
Operating results of disposed companies(3)	—	—	—	—	0
Restructuring costs	—	—	—	—	—
Operating results from new acquired companies(4)	(24)	—	(44)	—	—
Accounting model adjustments(5)	—	—	—	—	(3)
Non-current impacts(6)	—	—	—	0	0
Revenues Comparable (Like-for-like) from continuing operations	3,916	3,533	7,507	7,196	6,549

(1)
Calculation of the results of each period at the exchange rate in the current period.

(2)
Elimination of the impact of fixed asset impairments.

(3)
Elimination of the operating results of disposed companies when the impact effectively occurred.

(4)
Elimination in the current period of the operating results derived from new material companies.

(5)
Following the acquisitions of new companies which are considered material, elimination in the current period of the operating results derived from those companies.

(6)
Elimination of other non-recurrent impacts (mainly related to tax and human resources).

The following tables set forth a reconciliation of Adjusted EBIT on like-for-like basis to our net profit/(loss) for the periods indicated:
	For the six months ended June 30,		For the year ended December 31,
	2023	2022	2022	2021	2020
	(in millions of euros)
Net profit/(loss)	169	81	305	1,339	(377)
Profit/(loss) net of tax from discontinued operations	(6)	5	(64)	(361)	(45)
Income tax/(expense)	20	21	30	(9)	(35)
Share of profits of equity-accounted companies	(83)	(55)	(165)	178	373
Net financial income/(expense)	100	118	317	332	247
Impairment and disposal of fixed assets(1)	0	0	6	(1,139)	9
Exchange rate effect(2)	0	2	0	20	(6)
Operating results of disposed companies(3)	0	0	0	0	0
Restructuring costs	0	0	0	0	22
Operating results from new acquired companies(4)	(8)	0	(28)	0	0
Accounting model adjustments(5)	0	0	0	0	6
Non-current impacts(6)	0	1	3	6	4
Adjusted EBIT Comparable (Like-for-like) from continuing operations	192	173	405	366	199

(1)
Primarily includes asset impairment and gains or losses on the purchase, sale and disposal of investments companies and associates. When any such acquisitions or disposals of assets results in a takeover or loss of control, the capital gain relating to the updating of the fair value in respect of the stake maintained is recognized as Fair Value Adjustments.

(2)
Elimination of the operating results of disposed companies when the impact effectively occurred.

(3)
Elimination in the current period of the operating results derived from new material companies.

(4)
Following the acquisitions of new companies which are considered material, elimination in the current period of the operating results derived from those companies.

(5)
Elimination of other non-recurrent impacts (mainly related to tax and human resources).

The following tables set forth a reconciliation of Adjusted EBITDA on like-for-like basis to our net profit/(loss) for the periods indicated:
	For the six months ended June 30,		For the year ended December 31,
	2023	2022	2022	2021	2020
	(in millions of euros)
Net profit/(loss)	169	81	305	1,339	(377)
Profit/(loss) net of tax from discontinued operations	(6)	5	(64)	(361)	(45)
Income tax/(expense)	20	21	30	(9)	(35)
Share of profits of equity-accounted companies	(83)	(55)	(165)	178	373
Net financial income/(expense)	100	118	317	332	247
Impairment and disposal of fixed assets(1)	0	0	6	(1,139)	9
Fixed asset depreciation(2)	201	143	299	270	240
Exchange rate effect(3)	0	3	0	35	(9)
Operating results of disposed companies(4)	0	0	0	0	0
Restructuring costs	0	0	0	0	22
Operating results from new acquired companies(5)	(15)	0	(35)	0	0
Accounting model adjustments(6)	0	0	0	0	3
Non-current impacts(7)	0	1	3	6	4

	For the six months ended June 30,		For the year ended December 31,
	2023	2022	2022	2021	2020
	(in millions of euros)
Adjusted EBITDA Comparable (Like-for-like) from continuing operations	386	313	697	645	431

(1)
Primarily includes asset impairment and gains or losses on the purchase, sale and disposal of investments companies and associates. When any such acquisitions or disposals of assets results in a takeover or loss of control, the capital gain relating to the updating of the fair value in respect of the stake maintained is recognized as Fair Value Adjustments.

(2)
Comprises mainly by depreciation relating to the Toll Roads and Construction Business Division. Increase 40.6% in the six months ended June 30, 2023 (39.2% LfL) to EUR 201 million, as compared to the six months ended June 30, 2022, and increase +10.7% in 2022 (+6.8% LfL) to EUR 299 million, as compared to 2021.

(3)
Calculation of the results of each period at the exchange rate in the current period.

(4)
Elimination of the operating results of disposed companies when the impact effectively occurred, which in 2022 primarily related to Dalaman.

(5)
Elimination in the current period of the operating results derived from new material companies.

(6)
Following the acquisitions of new companies which are considered material, elimination in the current period of the operating results derived from those companies. In 2022, this adjustment was primarily driven by a change in the consolidation method due to the loss of control in Zity.

(7)
Elimination of other non-recurrent impacts (mainly related to tax and human resources).

5.A.8.4 Fair Value Adjustments
Fair Value Adjustments correspond to the adjustments to our income statement relative to previous results derived from changes in the fair value of derivatives and other financial assets and liabilities, asset impairment, and the impact of the aforementioned elements in the ‘equity-accounted results’. Fair Value Adjustments is a non-IFRS financial measure and should not be considered as an alternative to revenues, net income or any other measure of our financial performance calculated in accordance with IFRS.
We use Fair Value Adjustments to evaluate our underlying profitability, as it excludes elements that do not generate cash and which can vary substantially from one year to another due to the accounting methodology used to calculate the fair value.
The following table sets forth a reconciliation of Fair Value Adjustments to the relevant items in our income statement for the periods indicated:
	As of June 30, 2023
	Total	Fair Value Adjustments	Before Fair Value Adjustments
	(in million of euros)
Operating profit / (loss)	200	6(1)	194
Net financial income / (expense)	(100)	6(2)	(106)
Share of profits of equity-accounted companies	83	2(3)	81
Profit/(loss) before tax from continuing operations	183	14	169
Income tax / (expense)	(20)	(1)(4)	(19)
Profit/(loss) net of tax from continuing operations	163	13	150
Profit/(loss) net of tax from discontinued operations	6	0	6
Net profit/(loss)	169	13	156
Net profit/(loss) for the period attributed to non-controlling interests	(54)	(2)(5)	(52)
Net profit/(loss) for the period attributed to the parent company	115	11	104

(1)
Represents net change in the fair value of the Group’s financial derivatives that hedge raw materials’ price.

(2)
Comprises (i) net change in the fair value of the Group’s financial derivatives, mainly interest rate swaps, index-linked swaps, foreign exchange rate swaps, and equity swaps and (ii) changes in valuation of investments that are fair value accounted.

(3)
Represents net change in the fair value of financial derivatives from the Group’s equity-accounted entities.

(4)
Represents income tax impact from the net change in the fair value of the Group’s financial derivatives.

(5)
Represents non-controlling interest impact from the net change in the fair value of the Group’s financial derivatives.

	As of June 30, 2022
	Total	Fair Value Adjustments	Before Fair Value Adjustments
	(in million of euros)
Operating profit / (loss)	170	0	171
Net financial income / (expense)	(118)	(14)(1)	(104)
Share of profits of equity-accounted companies	55	9(2)	45
Profit/(loss) before tax from continuing operations	107	(5)	112
Income tax / (expense)	(21)	3(3)	(24)
Profit/(loss) net of tax from continuing operations	86	(2)	88
Profit/(loss) net of tax from discontinued operations	(5)	0	(5)
Net profit/(loss)	81	(2)	83
Net profit/(loss) for the period attributed to non-controlling interests	(28)	14(4)	(42)
Net profit/(loss) for the period attributed to the parent company	53	12	41

(1)
Represents (i) net change in the fair value of the Group’s financial derivatives, mainly interest rate swaps, index-linked swaps, foreign exchange rate swaps, and equity swaps, being the most relevant impacts in Autema toll road project in Spain, relating to the portion of the hedge that was discontinued in 2019 following the change of concession scheme, which was partially offset by the breakage of the pre-hedge arranged for the issuance of a planned corporate bond, and (ii) changes in valuation of investments that are fair value accounted.

(2)
Represents net change in the fair value of financial derivatives from the Group’s equity-accounted entities.

(3)
Represents income tax impact from the net change in the fair value of the Group’s financial derivatives.

(4)
Represents non-controlling interest impact from the net change in the fair value of the Group’s financial derivatives.

	As of December 31, 2022
	Total	Fair Value Adjustments	Before Fair Value Adjustments
	(in million of euros)
Operating profit / (loss)	423	1(1)	422
Net financial income / (expense)	(317)	(52)(2)	(265)
Share of profits of equity-accounted companies	165	7(3)	158
Profit/(loss) before tax from continuing operations	271	(44)	315
Income tax / (expense)	(30)	5(4)	(35)
Profit/(loss) net of tax from continuing operations	241	(39)	280
Profit/(loss) net of tax from discontinued operations	64	0	64
Net profit/(loss)	305	(39)	344
Net profit/(loss) for the year attributed to non-controlling interests	(117)	23(5)	(140)
Net profit/(loss) for the year attributed to the parent company	188	(16)	204

(1)
Represents net change in the fair value of the Group’s financial derivatives that hedge raw materials’ price.

(2)
Represents (i) net change in the fair value of the Group’s financial derivatives, mainly interest rate swaps, index-linked swaps, foreign exchange rate swaps, and equity swaps, being the most relevant impacts a loss in Autema toll road project in Spain, relating to the portion of the hedge that was discontinued in 2019 following the change of concession scheme, which was partially offset by the positive impact of breakage of the pre-hedge arranged for the issuance of a planned corporate bond, and (ii) changes in valuation of investments that are fair value accounted.

(3)
Represents net change in the fair value of financial derivatives from the Group’s equity-accounted entities.

(4)
Represents income tax impact from the net change in the fair value of the Group’s financial derivatives.

(5)
Represents non-controlling interest impact from the net change in the fair value of the Group’s financial derivatives.

	As of December 31, 2021
	Total	Fair Value Adjustments	Before Fair Value Adjustments
	(in million of euros)
Operating profit / (loss)	1,479	1,100(1)	379
Net financial income / (expense)	(332)	(83)(2)	(249)
Share of profits of equity-accounted companies	(178)	(3)(3)	(174)
Profit/(loss) before tax from continuing operations	969	1,014	(44)
Income tax / (expense)	9	21(4)	(13)
Profit/(loss) net of tax from continuing operations	978	1,035	(57)
Profit/(loss) net of tax from discontinued operations	361	0	361
Net profit/(loss)	1,339	1,035	304
Net profit/(loss) for the year attributed to non-controlling interests	(138)	15(5)	(153)
Net profit/(loss) for the year attributed to the parent company	1,201	1,050	151

(1)
Consists of: (i) EUR 1 million loss in other operating expenses representing net change in the fair value of the Group’s financial derivatives that hedge raw materials’ price and (ii) EUR 1,101 million in impairment and disposal of fixed assets representing capital gain in I-66 due to measuring at fair value of the Group’s pre-existing 50% interest before the additional 5.704% stake purchased in 2021, which led to the Group holding the majority of voting rights on the concession operator’s board, and the corresponding full consolidation of I-66.

(2)
Represents (i) net change in the fair value of the Group’s financial derivatives, mainly interest rate swaps, index-linked swaps, foreign exchange rate swaps, and equity swaps, being the most relevant impact a loss in Autema toll road project in Spain, relating to the portion of the hedge that was discontinued in 2019 following the change of concession scheme, and (ii) changes in valuation of investments that are fair value accounted.

(3)
Represents net change in the fair value of financial derivatives from the Group’s equity accounted entities.

(4)
Represents income tax impact from the net change in the fair value of the Group’s financial derivatives.

(5)
Represents non-controlling interest impact from the net change in the fair value of the Group’s financial derivatives.

	As of December 31, 2020
	Total	Fair Value Adjustments	Before Fair Value Adjustments
	(in million of euros)
Operating profit / (loss)	163	15(1)	148
Net financial income / (expense)	(247)	44(2)	(291)
Share of profits of equity-accounted companies	(373)	(50)(3)	(323)
Profit/(loss) before tax from continuing operations	(457)	9	(466)
Income tax / (expense)	35	(13)(4)	48
Profit/(loss) net of tax from continuing operations	(422)	(4)	(418)
Profit/(loss) net of tax from discontinued operations	45	0	45
Net profit/(loss)	(377)	(4)	(373)
Net profit/(loss) for the year attributed to non-controlling interests	(51)	(9)(5)	(42)
Net profit/(loss) for the year attributed to the parent company	(428)	(13)	(415)

(1)
Represents mainly capital gains or losses from Group’s entities.

(2)
Represents (i) net change in the fair value of the Group’s financial derivatives, mainly interest rate swaps, index-linked swaps, foreign exchange rate swaps, and equity swaps, and (ii) changes in valuation of investments that are fair value accounted.

(3)
Represents net change in the fair value of financial derivatives from the Group’s equity-accounted entities with a relevant impact.

(4)
Represents income tax impact from the net change in the fair value of the Group’s financial derivatives.

(5)
Represents non-controlling interest impact from the net change in the fair value of the Group’s financial derivatives.

5.A.8.5 Proportional Results
Proportional results reflect the contribution of each of our subsidiaries consolidated results in the proportion of our ownership in those subsidiaries, regardless to the applied consolidation method. The proportional results included in this registration statement are limited to the proportional revenues. Proportional results is a non-IFRS financial measure and should not be considered as an alternative to revenues, net income or any other measure of our financial performance calculated in accordance with IFRS.
We use the proportional results for investors and financial analysts to understand the real weight of Business Divisions in our operative results, especially keeping in mind the weight of certain assets consolidated under the equity method as 407 ETR and HAH. It is an indicator used by other competitors with significant subsidiaries in infrastructure projects consolidated under the equity method. It also reflects the actual contribution of construction work or contracts of companies that are fully consolidated but in which we do not have 100% shareholding.
The following tables set forth a reconciliation of our proportional revenues to the revenues for the six months ended June 30, 2023 and the year ended December 31, 2022:
	For the six months ended June 30, 2023
	Reviewed	Adjustment(1)	Proportional
	(in millions of euros)
Revenues
United States(2)	1,344	(201)	1,143
Poland(2)	935	(466)	469
Spain	749	92	841
Canada(3)	70	210	280
United Kingdom(3)	369	546	915
Other	473	72	545
Total Group	3,940	253	4,193

(1)
Adjustments to proportional revenues reflect the relative contribution of each of our subsidiaries consolidated results in the proportion of our ownership in those subsidiaries, regardless to the applied consolidation method.

(2)
Primarily including the partial elimination of revenues from fully consolidated entities where we do not own the 100.0% of the shares of those entities. For instance, in the case of Budimex in Poland, where our ownership is 50.1%, revenues include 100.0% of Budimex revenues, as a fully consolidated entity, but in terms of proportional revenues only the 50.1% of Budimex revenues are considered. In United States, adjustments relate mainly to NTE (of which our share is 63.0%), NTE 35W (of which our share is 53.7%), LBJ (of which our share is 54.6%), I-66 (of which our share is 55.7%) and I-77 (of which out share is 72.2%).

(3)
Comprised mainly of the proportional revenues from equity-accounted companies that do not contribute to revenues in our income statement, including 407 ETR (of which out share is 43.2%) in Canada and HAH (of which share is 25.0%) and AGS (of which our share is 50.0%) in the United Kingdom.

	For the year ended December 31, 2022
	Audited	Adjustment(1)	Proportional
	(in millions of euros)
Revenues
United States(2)	2,906	(469)	2,437
Poland(2)	1,842	(918)	923
Spain	1,154	289	1,443
Canada(3)	100	424	523
United Kingdom(3)	708	954	1,661
Other	841	242	1,085
Total Group	7,551	522	8,073

(1)
Adjustments to proportional revenues reflect the relative contribution of each of our subsidiaries consolidated results in the proportion of our ownership in those subsidiaries, regardless to the applied consolidation method.

(2)
Primarily including the partial elimination of revenues from fully consolidated entities where we do not own the 100.0% of the shares of those entities. For instance, in the case of Budimex in Poland, where our ownership is 50.1%, revenues include 100.0% of Budimex revenues, as a fully consolidated entity, but in terms of proportional revenues only the 50.1% of Budimex revenues are considered. In United States, adjustments relate mainly to NTE (of which our share is 63.0%), NTE 35W (of which our share is 53.7%), LBJ (of which our share is 54.6%), I-66 (of which our share is 55.7%) and I-77 (of which out share is 72.2%).
(3)
Comprised mainly of the proportional revenues from equity-accounted companies that do not contribute to revenues in our income statement, including 407 ETR (of which out share is 43.2%) in Canada and HAH (of which share is 25.0%) and AGS (of which our share is 50.0%) in the United Kingdom.

5.A.8.6 Order Book
Order Book corresponds to our income which is pending execution corresponding to those contracts which we have signed and over which we have certainty regarding their future execution. The Order Book is calculated by adding the contracts of the actual year to the balance of the contract Order Book at the end of the previous year, less the income recognized in the current year. The total income from a contract corresponds to the agreed price or rate corresponding to the delivery of goods and/or the rendering of the contemplated services. If the execution of a contract is pending the closure of financing, the income from said contract will not be added to the calculate the Order Book until said financing is closed.
We use the Order Book as an indicator of our future income, as it reflects, for each contract, the final revenue minus the net amount of work performed.
There is no comparable financial measure to the Order Book in IFRS. This reconciliation is based on the order book value of a specific construction being comprised of its contracting value less the construction work completed, which is the main component of the sales figure. Therefore, it is not possible to present a reconciliation of the Order Book to our Financial Statements. We believe the difference between the construction work completed and the revenues reported for the Construction Business Division in the Financial Statements is attributable to the fact that these are subject to, among others, the following adjustments: (i) consolidation adjustments, (ii) charges to joint ventures, (iii) sale of machinery, and (iv) confirming income.
The following table sets forth the Construction Business Division Order Book as of June 30, 2023 and December 31, 2022 and 2021:
	As of June 30,	As of December 31,
	2023	2022	2021
Budimex	3,071	3,181	3,092
Webber	3,620	3,372	2,747
Ferrovial Construction	8,166	8,190	6,377
Construction	14,857	14,743	12,216
Construction Order Book increased by 0.8% to EUR 14,857 million as of June 30, 2023 from EUR 14,743 million as of December 31, 2022, primarily due to new projects won from Webber. For an overview of our new projects, see “Item 4. Information on the Company—B. Business Overview—3. Group Overview—3. Our Business Divisions—3. Construction Business Division.”
Construction Order Book increased by 20.7% to EUR 14,743 million as of December 31, 2022 from EUR 12,216 as of December 31, 2021 primarily due to new projects won from Webber and Ferrovial Construction, including the Ontario Line Subway for approximately CAD 5,500 million in which we have 50% interest. For an overview of our new projects, see “Item 4. Information on the Company—B. Business Overview—3. Group Overview—3. Our Business Divisions—3. Construction Business Division.”
5.B.   Liquidity and Capital Resources
5.B.1 Working capital statement
Our available working capital is, in our opinion, sufficient for our present requirements for at least twelve months following the date of this registration statement.
5.B.2 Cash flows
The following table presents primary components of our cash flow statement for each of the periods indicated. The consolidated cash flow statement has been prepared in accordance with International Accounting Standard 7 (“IAS 7”).

	For the six months ended June 30,		For the year ended December 31,
	2023	2022	2022	2021	2020
	(in millions of euros)
Cash flows from operating activities	282	139	1,002	810	1,093
Cash flows from (used in) investing activities	124	(163)	(732)	457	383
Cash flows from (used in) financing activities	(982)	(389)	(316)	(2,221)	430
Cash and cash equivalents at the end of the period	4,685	5,081	5,130	5,536	6,544
5.B.2.1 Cash Flows from Operating Activities
Six months ended June 30, 2023 and 2022
Cash flows from operating activities increased by 102.9% to EUR 282 million in the six months ended June 30, 2023 from EUR 139 million in the six months ended June 30, 2022, primarily due to higher cash collections in the Construction Business Division received in connection with advance payments in awards in Canada and Australia and higher dividends from equity accounted companies, mainly due improved performance in 407 ETR. This was partially offset by cash consumption in North America related to the finalization of several projects (I-285, CHSR, NTI 3C & I-66).
Years ended December 31, 2022, 2021 and 2020
Cash flows from operating activities increased by 23.7% to EUR 1,002 million in 2022 from EUR 810 million in 2021, primarily due to higher contribution from the Construction Business Division, which was driven by higher cash collections received in connection with advance payments in awards to Budimex and on projects in Canada and Australia, and higher cash flows from Toll Roads infrastructure project operations, mainly due to improved performance in 407 ETR. This was partially offset partially offset by cash consumption in North America related to the finalization of several projects.
Cash flows from operating activities decreased by 25.9% to EUR 810 million in 2021 from EUR 1,093 million in 2020, primarily due to lower collection of cash in Construction Business Division, lower dividends distribution from equity accounted companies in Airports Business Division due to COVID-19 impact. This was partially offset by higher dividends from Toll Roads Business Division, which was driven by higher traffic following the loosening of COVID-19 restrictions.
5.B.2.2 Cash Flows from (Used in) Investing Activities
Six months ended June 30, 2023 and 2022
Cash flows from (used in) investing activities increased to an inflow of EUR 124 million in the six months ended June 30, 2023 from an outflow of EUR 163 million in the six months ended June 30, 2022, which was primarily driven by higher investments in restricted cash activities in 2023 compared to lower investments in 2022. These positives impacts were partly offset by the sale of the Spanish infrastructure services business to Portobello for EUR 171 million in 2022.
Years ended December 31, 2022, 2021 and 2020
Cash flows from (used in) investing activities decreased to an outflow of EUR 732 million in 2022 from an inflow of EUR 457 million in 2021, which was primarily driven by lower divestments in 2022, especially in the Services Business Division and the Construction Business Division. The 2021 results were also significantly impacted by the divestment of the environmental services division, which amounted to EUR 1,032 million, and the sale of non-core assets in Construction, including Budimex Real Estate, URBICSA, Figueras, Nalanda and SCC, Recycled Aggregates, within Webber.
Cash flows from investing activities increased to an inflow of EUR 457 million in 2021 from an inflow of EUR 383 million in 2020, which was primarily driven by higher divestments in 2021 especially in the Services

Business Division and Construction Business Division. This was partially offset by higher investments in infrastructure projects, mainly with respect to capital expenditures in 2021, especially in connection with Texas Managed Lanes, including the equity invested and the acquisition of an additional stake, along with the minority stake acquisition of 24.9% stake in IRB for EUR 369 million.
5.B.2.3 Cash Flows from (Used in) Financing Activities
Six months ended June 30, 2023 and 2022
Cash flows (used in) financing activities increased to an outflow of EUR 982 million in the six months ended June 30, 2023 from an outflow of EUR 389 million in the six months ended June 30, 2022. This change was mainly driven by the repurchase of the hybrid bond in 2023 (EUR 511 million) and partially offset by higher shareholder remuneration in 2022.
Years ended December 31, 2022, 2021 and 2020
Cash flows (used in) financing activities decreased to an outflow of EUR 316 million in 2022 from an outflow of EUR 2,221 million in 2021. This change was mainly driven by lower level of external borrowings in 2022 compared to 2021.
Cash flows from (used in) financing activities decreased to an outflow of EUR 2,221 million in 2021 from an inflow of EUR 430 million in 2020. This change was primarily driven by the impact of changes in the scope of consolidation as a result of the acquisition of new projects, such as the acquisition and takeover of I-66, which added a net cash position of EUR 1,553 million.
5.B.3 Financial Indebtedness
For a detailed breakdown of our Consolidated Net Debt, see “—6. Non-IFRS Measures: Liquidity and Capital Resources—1. Consolidated Net Debt.”
5.B.4 Infrastructure project borrowings
As of June 30, 2023, total infrastructure project borrowings amounted to EUR 7,597 million, a EUR 370 million decrease from the year ended December 31, 2022.
The following table sets forth our total infrastructure project borrowings for each of the years indicated:
	As of December 31,
	2022			2021
	Bonds	Bank borrowings	Total	Bonds	Bank borrowings	Total
	(in millions of euros)
Long-term	4,123	3,770	7,893	3,890	3,472	7,362
U.S. toll roads	4,123	2,438	6,561	3,890	2,237	6,127
Spanish toll roads	—	626	626	—	632	632
Portuguese toll roads	—	264	264	—	277	277
Other concessions	—	33	33	—	45	45
Airports	—	95	95	—	—	—
Construction	—	95	95	—	93	93
Energy and mobility infrastructures	—	219	219	—	187	187
Short term	—	74	74	1	46	47
U.S. toll roads	—	—	—	1	—	1
Spanish toll roads	—	13	13	—	11	11
Portuguese toll roads	—	17	17	—	14	14

	As of December 31,
	2022			2021
	Bonds	Bank borrowings	Total	Bonds	Bank borrowings	Total
	(in millions of euros)
Other concessions	—	13	13	—	15	15
Energy and mobility infrastructures	—	9	9	—	3	3
Construction	—	4	4	—	3	3
Airports	—	18	18	—	—	—
Total	4,123	3,844	7,967	3,892	3,517	7,409

The following table presents the maturity of our infrastructure project borrowings as of December 31, 2022:
	Fair value 2022	Carrying amount 2022	2023	2024	2025	2026	2027	2028 and beyond	Total maturities
	(in millions of euros)
Infrastructure project obligations	3,007	4,123	0	0	1	8	1	2,716	2,726
Toll roads	3,007	4,123	0	0	1	8	1	2,716	2,726
USD	3,007	4,123	0	0	1	8	1	2,716	2,726
EUR	0	0	0	0	0	0	0	0	0
Bank borrowings of infrastructure project companies	3,844	3,844	107	68	81	257	79	4,820	5,412
Toll roads	3,404	3,404	90	49	59	56	53	4,647	4,955
USD	2,438	2,438	49	0	0	0	0	3,944	3,994
EUR	966	966	41	49	59	56	53	703	961
Airports	112	112	9	10	14	16	18	57	124
EUR	112	112	9	10	14	16	18	57	124
Construction	99	99	3	4	4	4	5	79	99
EUR	94	94	3	4	4	4	5	74	94
PLN	5	5	0	0	0	0	0	5	5
Energy infrastructure and mobility	228	228	4	5	5	181	3	37	234
USD	177	177	1	2	2	178	0	0	183
GBP	51	51	3	3	3	3	3	37	51
Total infrastructure project borrowings	6,851	7,967	107	68	82	265	80	7,536	8,137
5.B.5 Ex-infrastructure project borrowings
As of June 30, 2023, total ex-infrastructure project borrowings amounted to EUR 3,691 million, a EUR 5 million increase with respect to the year ended December 31, 2022.
The following table sets forth our total ex-infrastructure project borrowings for each of the years indicated:
	As of December 31,
	2022			2021
	Long term	Short term	Total	Long term	Short term	Total
	(in million of euros)
Corporate bonds and debentures	2,072	16	2,088	2,069	517	2,586
Euro Commercial Paper	0	696	696	0	250	250
Corporate liquidity lines	802	3	805	60	241	301
Other borrowings	9	88	97	22	42	64

	As of December 31,
	2022			2021
	Long term	Short term	Total	Long term	Short term	Total
	(in million of euros)
Total financial borrowings excluding infrastructure project companies	2,883	804	3,686	2,151	1,050	3,201

The following table presents the maturity of our ex-infrastructure project borrowings as of December 31, 2022:
	Fair value 2022	Carrying amount 2022	2023	2024	2025	2026	2027	2028 and beyond	Total maturities
	(in millions of euros)
Corporate debt	3,385	3,589	696	300	750	781	560	500	3,587
EUR	3,385	3,589	696	300	750	781	560	500	3,587
Other borrowings	97	97	22	3	9	17	8	2	59
EUR	13	13	0	0	0	0	0	1	2
PLN	14	14	0	1	9	3	1	1	14
CLP	23	23	22	1	0	0	0	0	22
Other	48	48	0	0	0	14	7	0	21
Total financial borrowing excluding infrastructure project companies	3,482	3,686	718	303	759	798	568	502	3,646
5.B.6 Non-IFRS Measures: Liquidity and Capital Resources
In considering the financial performance of the business, we analyze certain measures of liquidity and capital resources not defined by, or calculated in accordance with, IFRS-IASB: Consolidated Net Debt, Cash flows excluding infrastructure project companies (Ex-Infrastructure Cash Flows), Cash flows from infrastructure projects (Infrastructure Cash Flows), Adjusted Cash flows and Ex-Infrastructure Liquidity. Those measures are not audited and are not a substitute for, or superior to, reported results presented in accordance with IFRS-IASB.
These non-IFRS measures should not be considered as alternatives to consolidated result for the period, operating result, revenue, cash generated from operating activities or any other performance measures derived in accordance with IFRS-IASB as measures of operating performance or operating cash flows or liquidity. We believe that these non-IFRS measures are metrics commonly used by investors to evaluate our performance and that of our competitors. We further believe that the disclosure of these non-IFRS measures is useful to investors, as these non-IFRS measures form the basis of how our executive team and the Board evaluate our performance. By disclosing these non-IFRS measures, we believe that we create for investors a greater understanding of, and an enhanced level of transparency into, some of the means by which our management team operates and evaluates us and facilitates comparisons of the current period’s results with prior periods.
For non-IFRS measures relating to our operating results, see “—A. Operating Results—8. Non-IFRS Measures: Operating Results.”
5.B.6.1 Consolidated Net Debt
Consolidated Net Debt corresponds to our net balance of cash and cash equivalents (including short and long-term restricted cash) minus financial debt (bank debt and bonds, including short and long-term debt) including a balance related to exchange-rate derivatives (covering both the issue of debt in currency other than the currency used by the issuing company and cash positions that are exposed to exchange rate risk). Lease liabilities are not part of the Consolidated Net Debt due to the application of the IFRS 16 standard. Consolidated Net Debt is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS.

We use Consolidated Net Debt as a financial indicator to determine our debt position. In addition, we break down its net debt into two categories:
•
Net debt of infrastructure projects: net debt corresponding to infrastructure project companies which has no recourse to the shareholder or with recourse limited to the guarantees issued.

•
Net debt ex-infrastructure projects: net debt corresponding our other businesses, including our holding companies and other companies that are not considered infrastructure projects. The debt included in this calculation generally has recourse.

The following table sets forth a reconciliation of Consolidated Net Debt to our cash and cash equivalents as of June 30, 2023 and 2022 and December 31, 2022 and 2021:
	As of June 30,	As of December 31,
	2023	2022	2021 Continuing Operations	2021 Discontinued Operations	2021(**)
		(in million of euros)
Cash and cash equivalents	4,526	4,962	5,329	112	5,441
Forwards hedging cash flows	(27)	151	(22)	—	(22)
Non-current restricted cash	38	41	0	—	0
Short and long-term borrowings	(3,691)	(3,686)	(3,201)	(1)	(3,202)
Cross currency swaps	(8)	(5)	(9)	—	(9)
Intragroup position(*)	(18)	(25)	(37)	—	(37)
Other short term financial assets	—	0	11	—	11
Net debt of ex-infrastructure projects	819	1,439	2,071	111	2,182
Cash and cash equivalents	159	168	207	7	214
Non- current restricted cash	279	556	579	—	579
Short and long-term borrowings	(7,597)	(7,967)	(7,409)	(54)	(7,463)
Intragroup position(*)	18	25	37	—	37
Net debt of infrastructure projects	(7,141)	(7,219)	(6,586)	(47)	(6,633)
Consolidated Net Debt	(6,321)	(5,781)	(4,515)	64	(4,451)

(*)
Intragroup position related to financial asset and liabilities between our ex-infrastructure projects and infrastructure projects with no impact on our consolidated results.

(**)
This column includes assets and liabilities classified as discontinued operations due to divestments made during 2021 as described in Note 1.5.5 to the Audited Financial Statements.

5.B.6.2 Cash Flows Excluding Infrastructure Projects, Cash Flows from Infrastructure Projects and Adjusted Cash Flows
In our evaluation of cash flows, management separates cash flows into:

•
Cash flows excluding infrastructure project companies (Ex-Infrastructure Projects Cash Flows), which is defined as cash flows, whereby infrastructure project companies are treated as financial interests, so that equity investments in these companies are included in cash flows from (used in) investing activities and the investment returns (dividends and capital reimbursements) are included in cash flows from operating activities and include both dividends and other similar items, mainly comprising (i) interest on subordinated borrowings and participating loans, (ii) repayments of capital, debt and loans, and (iii) loans received from these projects which repayment probability is considered to be remote.

•
Cash flows from infrastructure projects (Infrastructure Cash Flows), which is defined as cash flows of infrastructure project companies. For further description of infrastructure companies, see “—A. Operating Results—5. Description of Key Line Items—8. Net financial income / (expenses) from infrastructure projects and ex-infrastructure projects.”

In considering the above, our management also takes into account Adjusted Cash Flows, which is defined as a sum of Ex-Infrastructure Projects Cash Flows, Infrastructure Cash Flows and adjustments comprising dividends and capital reimbursements paid by companies consolidated by global method are eliminated in the consolidation process.
“Cash flows excluding infrastructure project companies (Ex-Infrastructure Cash Flows)”, “Cash flows from infrastructure projects (Infrastructure Cash Flows)” and “Adjusted Cash Flows” are non-IFRS financial measures and should not be considered as alternatives to cash flows from operating activities, cash flows from (used in) investing activities, cash flows from (used in) financing activities or any other measure of our financial performance calculated in accordance with IFRS.
Our management considers such non-IFRS measures useful because it believes that it is important to separate cash flow from infrastructure projects to determine the Net Debt excluding infrastructure projects. For further details, please see “—6. Non-IFRS Measures: Liquidity and Capital Resources—1. Consolidated Net Debt”. The management believes that it is useful for investors to understand the financial indebtedness of the Group with Net Debt from infrastructure projects excluded, as in such cases there has no recourse to the Group or with recourse limited to the guarantees issued by the Group. Net Debt excluding infrastructure project is also used by analysts and the rating agencies when calculating our financial ratios.
The following tables present a reconciliation of our cash flows excluding infrastructure project companies (Ex-Infrastructure Cash Flows) and cash flows from infrastructure projects (Infrastructure Cash Flows) with our consolidated cash flows for the periods indicated.
	For the six months ended June 30,
	2023					2022
	Cash Flows(1)	Ex-Infra- structure Projects Cash Flow(2)	Infrastructure Projects Cash Flow(3)	Adjustments(4)	Adjusted Cash Flows(5)	Cash Flows(1)	Ex-Infra- structure Projects Cash Flow(2)	Infrastructure Projects Cash Flow(3)	Adjustments(4)	Adjusted Cash Flows(5)
	(in millions of euros)
Cash flows from (used in) operating activities	282	135	395	(287)	243	139	(109)	272	(74)	89
Cash flows from (used in) investing activities	124	(214)	(138)	86	(266)	(163)	(53)	(295)	143	(205)
Cash flows from (used in) financing activities	(982)	(540)	(178)	201	(517)	(389)	(499)	(447)	(69)	(1,015)
Cash and cash equivalents	4,685	819	(7,140)	—	(6,321)	5,081	1,521	(7,103)	—	(5,583)

(1)
Figures in this column represent cash flow figures as reported in our consolidated cash flow statements.

(2)
Represents cash flows, whereby infrastructure project companies are treated as financial interests, so that equity investments in these companies are included in cash flows from (used in) investing activities and the investment returns (dividends and capital reimbursements) are included in cash flows from operating activities and include both dividends and other similar items, mainly comprising (i) interest on subordinated borrowings and participating loans, (ii) repayments of capital, debt and loans, and (iii) loans received from these projects which repayment probability is considered to be remote.

(3)
Cash flows from infrastructure projects (Infrastructure Cash Flow) represents cash flows of infrastructure project companies.

(4)
Represents dividends and capital reimbursements paid by companies consolidated by global method, which are eliminated in the consolidation process.

(5)
Represents the sum of Ex-Infra-structure Projects Cash Flows, Infrastructure Cash Flows and Adjustments presented above.

	For the year ended December 31,
	2022					2021					2020
	Cash Flows(1)	Ex-Infra- structure Projects Cash Flow(2)	Infrastructure Projects Cash Flow(3)	Adjustments(4)	Adjusted Cash Flows(5)	Cash Flows(1)	Ex-Infra- structure Projects Cash Flow(2)	Infrastructure Projects Cash Flow(3)	Adjustments(4)	Adjusted Cash Flows(5)	Cash Flows(1)	Ex-Infra- structure Projects Cash Flow(2)	Infrastructure Projects Cash Flow(3)	Adjustments(4)	Adjusted Cash Flows(5)
	(in millions of euros)
Cash flows from (used in) operating activities	1,002	493	629	(191)	930	810	486	469	(276)	679	1,093	750	413	(159)	1,004
Cash flows from (used in) investing activities	(732)	(427)	(784)	414	(797)	457	509	(239)	65	336	383	215	(128)	18	104
Cash flows from (used in) financing activities	(316)	(809)	(431)	(223)	(1,463)	(2,221)	(804)	(2,332)	210	(2,926)	430	(605)	(228)	141	(692)
Cash and cash equivalents	5,130	1,439	(7,219)	0	(5,781)	5,536	2,182	(6,633)	0	(4,451)	6.544	1,991	(4,532)	0	(2,541)

(1)
Figures in this column represent cash flow figures as reported in our consolidated cash flow statements.

(2)
Cash flows excluding infrastructure project companies (Ex-Infrastructure Projects Cash Flow) represents cash flows, whereby infrastructure project companies are treated as financial interests, so that equity investments in these companies are included in cash flows from (used in) investing activities and the investment returns (dividends and capital reimbursements) are included in cash flows from operating activities and include both dividends and other similar items, mainly comprising (i) interest on subordinated borrowings and participating loans, (ii) repayments of capital, debt and loans, and (iii) loans received from these projects which repayment probability is considered to be remote.

(3)
Cash flows from infrastructure projects (Infrastructure Cash Flow) represents cash flows of infrastructure project companies.

(4)
Represents dividends and capital reimbursements paid by companies consolidated by global method, which are eliminated in the consolidation process.

(5)
Represents the sum of Ex-Infra-structure Projects Cash Flows, Infrastructure Cash Flows and Adjustments presented above.

The presentation in the tables below is based on internal criteria we establish for business purposes, which differs from the provisions of IAS 7 and IFRS. The main differences between our internal criteria and the provisions of IAS 7 are as follows:
•
The treatment of “interest received on cash and cash equivalents” differs from that reflected in the cash flow statement prepared in accordance with IAS 7, since this line item is included as part of cash flows from (used in) financing activities reducing the amount of interest paid in the line item “interest flows”.

•
The presentation of cash flows based on our internal criteria aims to demonstrate changes in the net cash position (NCP) as the net amount of borrowings, cash and cash equivalents, and restricted cash. This departure from the IAS 7 approach explains the change in cash and cash equivalents.

•
The treatment of leases differs from that reflected in the cash flow statement prepared in accordance with IAS 7 as the related cash flows are reported in “changes in working capital” under cash flows from operating activities due to the nature of these payments being tied to business operations. This presentation differs from the treatment recorded in the cash flow statement, where leases’ cash flows are included in cash flows from (used in) financing activities.

The following tables present a reconciliation of Adjusted Cash Flows to our consolidated cash flows for the periods indicated.
	For the six months ended June 30, 2023
		Reclassifications		Final Cash & Cash equivalents vs Final Net cash position
	Cash Flows(1)	IFRS 16(2)	Interest received(3)	Restricted cash(4)	Incorporation of CCX and forwards(5)	Incorporation of debt(6)	Movement in borrowing(7)	Other movement in borrowings (not cash)(8)	Reclassifications of FX to financing activity(9)	Reclassification change in scope in consolidation to financing activity(10)	Adjusted Cash Flows
Cash flows from (used in) operating activities	282	(39)	—	—	—	—	—	—	—	—	243
Cash flows from (used in) investing activities	124	—	(119)	(271)	—	—	—	—	—	—	(266)
Cash flows from (used in) financing activities	(982)	39	119	—	—	—	(46)	(9)	109	253	(517)
Cash and cash equivalents	4,685	—	—	317	(35)	(11,288)	—	—	—	—	(6,321)

(1)
Figures in this column represent cash flow figures as reported in our consolidated cash flow statements.

(2)
Represents cash impacts related to the right-of-use assets recognized under IFRS 16 (Leases) and the associated liabilities.

(3)
Corresponds to “interest received” line item in our consolidated financial statements, representing interest received on cash and cash equivalents.

(4)
Corresponds to “investment of long-term restricted cash” line item in our consolidated financial statements.

(5)
Represents the year-on-year fair value variation corresponding to hedging instruments (forwards and currency swaps) associated to cash and cash equivalents or debt items.

(6)
Represents the period-end non-current and current borrowings line items in our consolidated financial statements.

(7)
Corresponds to the new issuances/repayments of non-current and current borrowings line items in our consolidated financial statements.

(8)
Mainly represents interest accrued on the non-current and current borrowings line items in our consolidated financial statements not paid during the period.

(9)
Represents the exchange rate impact related to cash and cash equivalents and non-current and current borrowings line items in our consolidated financial statements denominated in a currency other than EUR.

(10)
Represents the variation in cash and cash equivalents and non-current and current borrowings line items in our consolidated financial statements corresponding to either new companies that have become part of the Group during the year or companies that have ceased to be part of the Group due to divestments.

	For the six months ended June 30, 2022
		Reclassifications		Final Cash & Cash equivalents vs Final Net cash position
	Cash Flows(1)	IFRS 16(2)	Interest received(3)	Restricted cash(4)	Incorporation of CCX and forwards(5)	Incorporation of debt(6)	Movement in borrowing(7)	NCP Other long-term receivables(8)	Incorporation of discontinuation op. NCP(9)	Other movement in borrowings (not cash)(10)	Reclassifications of FX to financing activity(11)	Reclassification change in scope in consolidation to financing activity(12)	Adjusted Cash Flows
Cash flows from (used in) operating activities	139	(49)	—	—	—	—	—	—	—	—	—	—	89
Cash flows from (used in) investing activities	(163)	—	(16)	(26)	—	—	—	—	—	—	—	—	(205)
Cash flows from (used in) financing activities	(389)	49	16	—	—	—	(170)	—	—	(31)	(504)	12	(1,015)
Cash and cash equivalents	5,081	—	—	601	(45)	(11,350)	—	—	130	—	—	—	(5,583)

(1)
Figures in this column represent cash flow figures as reported in our consolidated cash flow statements.

(2)
Represents impacts on cash related to the right-of-use assets recognized under IFRS 16 (Leases) and the associated liabilities.

(3)
Corresponds to “interest received” line item in our consolidated financial statements, representing interest received on cash and cash equivalents.

(4)
Corresponds to “investment of long-term restricted cash” line item in our consolidated financial statements.

(5)
Represents the year-on-year fair value variation corresponding to hedging instruments (forwards and currency swaps) associated to cash and cash equivalents or debt items.

(6)
Represents the period-end non-current and current borrowings line items in our consolidated financial statements.

(7)
Corresponds to the new issuances/repayments of non-current and current borrowings line items in our consolidated financial statements.

(8)
Corresponds to the “Other short-term financial assets” line item in our consolidated financial statements.

(9)
Represents the cash and cash equivalents and non-current and current debt in our consolidated financial statements corresponding to assets and liabilities of companies classified as “held for sale” and discontinued operations.

(10)
Mainly represents interest accrued on the non-current and current borrowings line items in our consolidated financial statements not paid during the year.

(11)
Represents the exchange rate impact related to cash and cash equivalents and non-current and current borrowing line items in our consolidated financial statements denominated in a currency other than EUR.

(12)
Represents the variation in cash and cash equivalents and non-current and current borrowings line items in our consolidated financial statements corresponding to either new companies that have become part of the Group during the year or companies that have ceased to be part of the Group due to divestments.

	For the year ended December 31, 2022
		Reclassifications		Final Cash & Cash equivalents vs Final Net cash position
	Cash Flows(1)	IFRS 16(2)	Interest received(3)	Restricted cash(4)	Incorporation of CCX and forwards(5)	Incorporation of debt(6)	Movement in borrowing(7)	Other movement in borrowings (not cash)(8)	Reclassifications of FX to financing activity(9)	Reclassification change in scope in consolidation to financing activity(10)	Adjusted Cash Flows
Cash flows from (used in) operating activities	1,002	(72)	—	—	—	—	—	—	—	—	930
Cash flows from (used in) investing activities	(732)	—	(47)	(18)	—	—	—	—	—	—	(797)
Cash flows from (used in) financing activities	(316)	72	47	—	—	—	(543)	(71)	(456)	(197)	(1,463)
Cash and cash equivalents	5,130	—	—	597	146	(11,653)	—	—	—	—	(5,781)

(1)
Figures in this column represent cash flow figures as reported in our consolidated cash flow statements.

(2)
Represents impacts on cash related to the right-of-use assets recognized under IFRS 16 (Leases) and the associated liabilities.

(3)
Corresponds to “interest received” line item in our consolidated financial statements, representing interest received on cash and cash equivalents.

(4)
Corresponds to “investment of long-term restricted cash” line item in our consolidated financial statements.

(5)
Represents the year-on-year fair value variation corresponding to hedging instruments (forwards and currency swaps) associated to cash and cash equivalents or debt items.

(6)
Represents the period-end non-current and current borrowings line items in our consolidated financial statements.

(7)
Corresponds to the new issuances/repayments of non-current and current borrowings line items in our consolidated financial statements.

(8)
Mainly represents interest accrued on the non-current and current borrowings line items in our consolidated financial statements not paid during the period.

(9)
Represents the exchange rate impact related to cash and cash equivalents and non-current and current borrowings line items in our consolidated financial statements denominated in a currency other than EUR.

(10)
Represents the variation in cash and cash equivalents and non-current and current borrowings line items in our consolidated financial statements corresponding to either new companies that have become part of the Group during the year or companies that have ceased to be part of the Group due to divestments.

	For the year ended December 31, 2021
		Reclassifications		Final Cash & Cash equivalents vs Final Net cash position
	Cash Flows(1)	IFRS 16(2)	Interest received(3)	Restricted cash(4)	Incorporation of CCX and forwards(5)	Incorporation of debt(6)	Movement in borrowing(7)	NCP Other long-term receivables(8)	Incorporation of discontinuation op. NCP(9)	Other movement in borrowings (not cash)(10)	Reclassifications of FX to financing activity(11)	Reclassification change in scope in consolidation to financing activity(12)	Adjusted Cash Flows
Cash flows from (used in) operating activities	810	(131)	—	—	—	—	—	—	—	—	—	—	679
Cash flows from (used in) investing activities	457	—	(3)	(119)	—	—	—	—	—	—	—	—	336
Cash flows from (used in) financing activities	(2,221)	131	3	—	—	—	1,119	—	—	(17)	(202)	(1,738)	(2,926)
Cash and cash equivalents	5,536	—	—	579	(31)	(10,610)	—	11	63	—	—	—	(4,451)

(1)
Figures in this column represent cash flow figures as reported in our consolidated cash flow statements.

(2)
Represents impacts on cash related to the right-of-use assets recognized under IFRS 16 (Leases) and the associated liabilities.

(3)
Corresponds to “interest received” line item in our consolidated financial statements, representing interest received on cash and cash equivalents.

(4)
Corresponds to “investment of long-term restricted cash” line item in our consolidated financial statements.

(5)
Represents the year-on-year fair value variation corresponding to hedging instruments (forwards and currency swaps) associated to cash and cash equivalents or debt items.

(6)
Represents the period-end non-current and current borrowings line items in our consolidated financial statements.

(7)
Corresponds to the new issuances/repayments of non-current and current borrowings line items in our consolidated financial statements.

(8)
Corresponds to the “Other short-term financial assets” line item in our consolidated financial statements.

(9)
Represents the cash and cash equivalents and non-current and current debt in our consolidated financial statements corresponding to assets and liabilities of companies classified as “held for sale” and discontinued operations.

(10)
Mainly represents interest accrued on the non-current and current borrowings line items in our consolidated financial statements not paid during the year.

(11)
Represents the exchange rate impact related to cash and cash equivalents and non-current and current borrowing line items in our consolidated financial statements denominated in a currency other than EUR.

(12)
Represents the variation in cash and cash equivalents and non-current and current borrowings line items in our consolidated financial statements corresponding to either new companies that have become part of the Group during the year or companies that have ceased to be part of the Group due to divestments.

	For the year ended December 31, 2020
		Reclassifications		Final Cash & Cash equivalents vs Final Net cash position
	Cash Flows(1)	IFRS 16(2)	Interest received(3)	Restricted cash(4)	Incorporation of CCX and forwards(5)	Incorporation of debt(6)	Movement in borrowing(7)	Incorporation of discontinuation op. NCP(9)	Other movement in borrowings (not cash)(10)	Reclassifications of FX to financing activity(11)	Reclassification change in scope in consolidation to financing activity(12)	Adjusted Cash Flows
Cash flows from operating activities	1,093	(89)	—	—	—	—	—	—	—	—	—	1,004
Cash flows from investing activities	383	—	(25)	(253)	—	—	—	—	—	—	—	104
Cash flows from financing activities	430	89	25	—	—	—	(1,309)	—	(51)	201	78	(692)
Closing position	6,544	—	—	654	12	(9,762)	—	12	—	—	—	(2,541)

(1)
Figures in this column represent cash flow figures as reported in our consolidated cash flow statements.

(2)
Represents impacts on cash related to the right-of-use assets recognized under IFRS 16 (Leases) and the associated liabilities.

(3)
Corresponds to “interest received” line item in our consolidated financial statements, representing interest received on cash and cash equivalents.

(4)
Corresponds to “investment of long-term restricted cash” line item in our consolidated financial statements.

(5)
Represents the year-on-year fair value variation corresponding to hedging instruments (forwards and currency swaps) associated to cash and cash equivalents or debt items.

(6)
Represents the period-end non-current and current borrowings line items in our consolidated financial statements.

(7)
Corresponds to the new issuances/repayments of non-current and current borrowings line items in our consolidated financial statements.

(8)
Corresponds to the “Other short-term financial assets” line item in our consolidated financial statements.

(9)
Represents the cash and cash equivalents and non-current and current debt in our consolidated financial statements corresponding to assets and liabilities of companies classified as “held for sale” and discontinued operations.

(10)
Mainly represents interest accrued on the non-current and current borrowings line items in our consolidated financial statements not paid during the year.

(11)
Represents the exchange rate impact related to cash and cash equivalents and non-current and current borrowing line items in our consolidated financial statements denominated in a currency other than EUR.

(12)
Represents the variation in cash and cash equivalents and non-current and current borrowings line items in our consolidated financial statements corresponding to either new companies that have become part of the Group during the year or companies that have ceased to be part of the Group due to divestments.

5.B.6.2.1 Cash flows excluding infrastructure projects
5.B.6.2.1.1 Operating activities
Six months ended June 30, 2023 and 2022
Cash flows from (used in) operating activities excluding infrastructure projects increased to an inflow of EUR 135 million in the six months ended June 30, 2023 as compared to an outflow of EUR 109 million in the six months ended June 30, 2022. This was primarily driven by Toll Roads Business Division dividends received, including the first dividend distribution by NTE35W of EUR 216 million.
Years ended December 31, 2022, 2021 and 2020
Cash flows from operating activities excluding infrastructure projects increased slightly to EUR 493 million in 2022 as compared to EUR 486 million in 2021. This was primarily driven by higher contribution from the Construction Business Division, partially offset by lower dividends from Toll Roads and lower contribution from Services Business Division on the back of the reduction of the business following the divestment process.
Cash flows from operating activities excluding infrastructure projects decreased to EUR 486 million in 2021 as compared to EUR 750 million in 2020. This was primarily driven by the working capital variation in Construction Business Division, lower dividends distribution from Airports Business Division affected by COVID-19 impact, which was partially offset by higher dividends from Toll Roads Business Division.
5.B.6.2.1.2 Investing activities
Six months ended June 30, 2023 and 2022
Cash flows (used in) investing activities excluding infrastructure projects decreased to an outflow of EUR 214 million in the six months ended June 30, 2023 from an outflow of EUR 53 million in the six months ended June 30, 2022. This change was mainly due to the sale of the Spanish infrastructure services business to Portobello for EUR 171 million in 2022.
Years ended December 31, 2022, 2021 and 2020
Cash flows from (used in) investing activities excluding infrastructure projects decreased to an outflow of EUR 427 million in the year ended December 31, 2022 from an inflow of EUR 509 million in the year ended December 31, 2021. This change was mainly due to lower divestments in 2022, especially in Services Business Division and the Construction Business Division. The 2021 results were significantly impacted by the divestment of the environmental services division, which amounted to EUR 1,032 million, and the sale of non-core assets in Construction Business Division, including Budimex Real Estate, URBICSA, Figueras, Nalanda and SCC, Recycled Aggregates, within Webber.
Cash flows from investing activities excluding infrastructure projects increased to EUR 509 million in the year ended December 31, 2021 from EUR 215 million in the year ended December 31, 2020. This change was mainly driven by higher divestments in 2021 especially in the Services and Construction Business Divisions and offset by higher investments in 2021, especially in the Toll Roads Business Division.
5.B.6.2.1.3 Financing activities
Six months ended June 30, 2023 and 2022
Cash flows (used in) financing activities excluding infrastructure projects decreased to an outflow of EUR 540 million in the six months ended June 30, 2023 from an outflow of EUR 499 million in the six months ended June 30, 2022. This change was mainly driven by the repurchase of our hybrid bond (EUR 511 million) in 2023, which was partially offset by the positive interest inflow derived from cash remuneration improvements and higher shareholder remuneration in 2022.
Years ended December 31, 2022, 2021 and 2020
Cash flows (used in) financing activities excluding infrastructure projects slightly decreased to an outflow of EUR 809 million in the year ended December 31, 2022 from an outflow of EUR 804 million in the year ended December 31, 2021. This change was mainly driven by higher shareholder distributions, and a more pronounced foreign exchange impact, primarily from the U.S. dollar.
Cash flows (used in) financing activities excluding infrastructure projects slightly decreased to an outflow of EUR 804 million in the year ended December 31, 2021 from an outflow of EUR 605 million in the year ended December 31, 2020. This change was mainly due to higher shareholder distributions, and the impact of changes in the scope of consolidation included the net cash position generated by Budimex Real Estate and Environmental Services activity upon their sale in 2021. This trend was partially offset by foreign exchange impact, primarily from the U.S. dollar.
5.B.6.2.2 Cash flows from infrastructure projects
5.B.6.2.2.1 Operating activities
Six months ended June 30, 2023 and 2022
Cash flows from operating activities from infrastructure projects increased to EUR 395 million in the six months ended June 30, 2023 as compared to EUR 272 million in the six months ended June 30, 2022. This was primarily driven by the impact of I-66 after its opening in November 2022 and the positive evolution of other Managed Lanes.
Years ended December 31, 2022, 2021 and 2020
Cash flows from operating activities from infrastructure projects increased to EUR 629 million in 2022 as compared to EUR 469 million in 2021. This was primarily driven by higher cash flows from Toll Roads infrastructure project operations due to higher traffic following recovery once COVID-19 mobility restrictions were largely removed.
Cash flows from operating activities excluding infrastructure projects increased slightly to EUR 469 million in 2021 as compared to EUR 413 million in 2020. This was primarily driven by improvements in cash flow from infrastructure project operations due to higher traffic following the loosening of COVID-19 restrictions.
5.B.6.2.2.2 Investing activities
Six months ended June 30, 2023 and 2022
Cash flows from (used in) investing activities from infrastructure projects increased to a loss of EUR 138 million in the six months ended June 30, 2023 from a loss of EUR 295 million in the six months ended June 30, 2022. This change was mainly due to the impact of investments in I-66 in 2022.

Years ended December 31, 2022, 2021 and 2020
Cash flows from (used in) investing activities from infrastructure projects decreased to a loss of EUR 784 million in the year ended December 31, 2022 from a loss of EUR 239 million in the year ended December 31, 2021. This change was mainly due to higher investment cash flows for infrastructure projects, mainly payments made in respect of capital expenditure investments in 2022, especially in the Toll Roads’ Managed Lanes (I-66 and NTE35W), and the impact of changes in the scope of consolidation as a result of the acquisition of new projects.
Cash flows from (used in) investing activities from infrastructure projects decreased to a loss of EUR 239 million in the year ended December 31, 2021 from a loss of EUR 128 million in the year ended December 31, 2020. This change was mainly driven by higher investment cash flows for infrastructure projects, mainly with respect to payments made in connection with capital expenditure investments over the course of the year, especially in the Toll Roads’ Managed Lanes in Texas.
5.B.6.2.2.3 Financing activities
Six months ended June 30, 2023 and 2022
Cash flows (used in) financing activities from infrastructure projects increased to an outflow of EUR 178 million in the six months ended June 30, 2023 from an outflow of EUR 447 million in the six months ended June 30, 2022. This change was mainly driven by impact of foreign exchange rates, in particular in relation to the U.S. dollar.
Years ended December 31, 2022, 2021 and 2020
Cash flows (used in) financing activities from infrastructure projects increased to an outflow of EUR 431 million in the year ended December 31, 2022 from an outflow of EUR 2,332 million in the year ended December 31, 2021. This change was mainly driven by lower level of external borrowings in the year ended December 31, 2022 compared to the year ended December 31, 2021.
Cash flows (used in) financing activities from infrastructure projects decreased to an outflow of EUR 2,332 million in the year ended December 31, 2021 from an outflow of EUR 228 million in the year ended December 31, 2020. This change was mainly due to the impact of changes in the scope of consolidation as a result of the acquisition of new projects, such as the acquisition and takeover of I-66, which added a net cash position of EUR 1,553 million.
5.B.6.3 Ex-Infrastructure Liquidity
Ex-Infrastructure Liquidity corresponds to the sum of the cash and cash equivalents raised from to our ex infrastructure projects, long-term restricted cash, as well as the committed short and long-term credit facilities which remain undrawn by the end of each period (corresponding to credits granted by financial entities which may be drawn by us within the terms, amount and other conditions agreed in each contract) and forward hedging cash flows.
We use Ex-Infrastructure Liquidity to determine our liquidity to meet any financial commitment in relation to our ex infrastructure projects. The liquidity disclosure figures below for the six months ended June 30, 2023 and 2022 and the years ended December 31, 2022, 2021 and 2020, are as presented in our interim and audited financials for those years and therefore include our continued and discontinued activities.
The following table sets forth a reconciliation of Ex-Infrastructure Liquidity for the periods indicated.
	As of June 30,	As of December 31,
	2023	2022	2021
		(in million of euros)
Cash and cash equivalents	4,526	4,962	5,329
Non- current restricted cash	38	41	—
Other short term financial assets			11

	As of June 30,	As of December 31,
	2023	2022	2021
		(in million of euros)
Undrawn credit lines	985	964	782
Forward hedging cash flows	(27)	151	(22)
Total liquidity ex infrastructure	5,521	6,118	6,100

5.B.6.3.1 Liquidity, excluding infrastructure projects
Six months ended June 30, 2023
As of June 30, 2023, our liquidity, excluding infrastructure projects, was EUR 5,521 million, which included liquidity lines available at the ex-infrastructures level in the amount of EUR 985 million, as compared to EUR 6,118 million as of December 31, 2022.
As of June 30, 2023, cash and cash equivalents, excluding infrastructure projects, amounted to EUR 4,526 million, as compared to EUR 4,962 million, as of December 31, 2022. In addition, undrawn credit lines in the amount of EUR 985 million, as compared to EUR 964 million, as of December 31, 2022, and long-term restricted cash in the amount of EUR 38 million, as compared to EUR 41 million, as of December 31, 2022, which was partially offset by forwards hedging cash nominated in currencies other than the euro in the amount of EUR (27) million, as compared to EUR 151 million as of December 31, 2022.
Net cash, excluding infrastructure projects, amounted to EUR 819 million, as of June 30, 2023 as compared to EUR 1,439 million, as of December 31, 2022.
Years ended December 31, 2022 and 2021
As of December 31, 2022, our liquidity, excluding infrastructure projects, was EUR 6,118 million, which included liquidity lines available at the ex-infrastructures level in the amount of EUR 964 million, as compared to EUR 6,100 million as of December 31, 2021 (EUR 6,421 million including discontinued operations).
As of December 31, 2022, cash and cash equivalents, excluding infrastructure projects, amounted to EUR 4,962 million, as compared to EUR 5,329 million as of December 31, 2021 (5,452 including discontinued operations). In addition, undrawn credit lines in the amount of EUR 964 million, as compared to EUR 782 million as of December 31, 2021 (EUR 991 million including discontinued operations), a long-term restricted cash in the amount of EUR 41 million, forwards hedging cash nominated in currencies other than the euro in the amount of EUR 151 million, as compared to EUR (22) million as of December 31, 2021 were available at that date and short term financial asset in the amount of EUR 0 million, as compared to EUR 11 million as of December 31, 2021.
Net cash, excluding infrastructure projects, amounted to EUR 1,439 million as of December 31, 2022 (including discontinued operations) as compared to EUR 2,182 million as of December 31, 2021. Short-term assets and liabilities, including cash and debt, showed a positive balance.
Ex-infrastructure projects, the principal source of our liquidity, is cash generated from operations. We also have access to the debt capital markets through debt issuances and a number of local borrowing facilities in a variety of currencies and at floating rates in order to meet specific funding needs of certain of our subsidiaries. Our liquidity requirements primarily relate to servicing our ongoing debt obligations, our working capital requirements, funding our operating expenses and capital expenditures, funding our dividend payments, and implementing our growth strategies.
We intend to continue to apply a disciplined approach to capital allocation and have established mechanisms to preserve the necessary level of liquidity with periodic procedures that include cash generation forecasts and cash requirements, both for the different short-term collections and payments as well as long-term obligations.

5.B.7 Investments and divestments
The table below sets out our investments and divestments split by Business Division for the years ended December 31, 2022, 2021, and 2020.
	For the six months ended June 30,				For the year ended December 31,
	2023		2022		2022		2021		2020
	Investments	Divestments	Investments	Divestments	Investments	Divestments	Investments	Divestments	Investments	Divestments
	(in millions of euros)
Toll Roads	(79)	—	(132)	—	(473)	134	(864)	47	(125)	102
Airports	(66)	—	(13)	—	(186)	—	(54)	—	—	—
Construction	(40)	3	(38)	1	(97)	5	(55)	529	(53)	98
Services	—	—	(18)	179	(21)	316	(67)	1,040	(80)	300
Others(1)	(22)	(10)	(33)	—	(78)	(27)	(72)	5	(28)	2
Total	(207)	(7)	(234)	180	(856)	429	(1,112)	1,621	(286)	501

(1)
Others include Energy and Mobility Business Division and Corporate offices investments. Others divestments in 2022 (EUR 27 million), are mainly costs related to the divestment of Services Business Division.

For discussion of our material investments, dispositions, and acquisitions made in recent years, see “Item 4. Information on the Company—A. History and Development of the Company—2. Summary of Historical Investments and Divestments.”
5.B.8 Financing
5.B.8.1 Infrastructure project borrowings
5.B.8.1.1 Project debt guarantees and covenants
Our debt classified as project debt refers to debt (i) without recourse to the shareholders of the projects (i.e., our consolidated subsidiaries through which we have an indirect interest in the relevant project), including us, or (ii) with recourse limited to the guarantees granted by said shareholders. The guarantees granted by our subsidiaries in relation to the debt of these projects are described in “—E. Critical Accounting Estimates—1. Off-Balance-Sheet Arrangements and Contingent Liabilities.” As of June 30, 2023, all of our fully consolidated project companies comply with the significant covenants in force.
Our infrastructure project borrowings include debt covenants and covenant debt ratios, in particular related to the obligation to arrange certain restricted accounts to cover short-term or long-term obligations relating to the payment of principal or interest on borrowings and to infrastructure maintenance and operation, which are customary in the industry. The recovery for any potential breach under such covenants is limited to the assets of the relevant project, and, thus, it is considered a ring-fenced project debt which has no recourse to us and our respective subsidiary participating in the relevant project. Although the overall consequence of not complying with such covenant debt ratios will depend on a particular agreement, in most cases it will be limited to declaration of an event of default in connection with the relevant financing agreement, without an obligation on our part to inject additional equity and/or repay the underlying debt, except in specific cases for the guarantees granted by shareholders. No individual event of default in connection with our infrastructure project financing agreements would be material to us.
5.B.8.2 Ex infrastructure project borrowings
5.B.8.2.1 Corporate Debt
Our corporate debt consists of the following debt instruments.
•
Corporate Bonds: the book value of the corporate bonds as of December 31, 2022 amounted to EUR 2,088 million (EUR 2,586 million as of December 31, 2021). Their characteristics are shown in the following table.

Date of issuance	Notional amount as of December 31, 2022	Maturity	Annual Coupon
(in millions of euros)
15/7/2014	300	15/7/2024	2.500%
29/3/2017	500	31/3/2025	1.375%
14/5/2020	650	14/5/2026	1.382%
24/6/2020	131	14/5/2026	1.382%
12/11/2020	500	12/11/2028	0.540%

•
All issues made as of 2014 are admitted to trading on the AIAF fixed income market (Spain). All these issues are guaranteed by the Company.

•
During the year ending December 31, 2022, the bond issued in September 2016 for a notional amount of EUR 500 million and annual coupon of 0.375% was repaid.

•
During the year ended December 31, 2021, the bond issued in June 2013 for a notional amount of EUR 500 million and annual coupon of 2.557% and the associated interest rate swap were repaid.

•
Sustainability Linked Bond: in September 2023, we issued a sustainable linked bond for an amount of EUR 500 million, with maturity in 2030. The proceeds of the sustainability linked bond were used to repay EUR 500 million of the bilateral banking facilities, increasing the average life of our debt and reducing the cost of debt of ex-infrastructure project borrowings. The sustainability linked bond includes two sustainability performance targets (“SPTs”): (i) an absolute reduction of Scope 1&2 GHG emissions of 31.9% by 2028, using 2009 as base year (SPT1.1) and (ii) a 20% reduction of certain Scope 3 GHG emissions by 2028, using 2015 as base year (SPT2.1). Failure to meet one or both SPTs would entitle bondholders to receive: (i) if SPT1.1 is missed, +30 bps at maturity, and (ii) if SPT2.1 is missed, +45 bps at maturity. The sustainability linked bond is listed in the regulated market of Ireland (Euronext Dublin).

•
Sustainability Target Euro Commercial Paper: in the first quarter of 2018, we formalized a program to issue promissory notes for a maximum amount of EUR 1,000 million, with maturities between 1 and 364 days from the issue date, allowing for greater diversification of funding sources in the capital market and more efficient management of available liquidity. At the end of 2019, the limit was increased to EUR 1.5 billion, with the book balance as of December 31, 2022 being EUR 696 million. This promissory note issuance program has been renewed annually since 2018. After the Merger, the previous program was replaced with a new Sustainability Target Euro Commercial Paper program issued by the Company from the Netherlands, with similar terms and conditions to the previous program. This new program is not listed on any regulated markets and has received the Short-Term European Paper label (STEP label) from the STEP Secretariat, the body in charge of the day-to-day management of the STEP label. Outstanding notes issued under the previous program will be repaid at maturity by the Company and will be counted towards the limit of the new program.

•
Corporate liquidity facility: in July 2018 we refinanced the corporate liquidity line incorporating sustainability criteria. Of the line’s current maximum limit (EUR 900 million with the possibility of drawing down balances in EUR, USD, CAD and GBP), USD 260 million had been drawn down as of December 31, 2022.

•
Bilateral facilities (loans): we had bilateral facilities amounting EUR 560 million, of which EUR 560 million had been drawn down as of December 31, 2022. As of September 15, 2023, EUR 500 million under these facilities were repaid and the facilities were cancelled.

•
Cross-currency swaps: in order to hedge possible variations in the interest rate and exchange rate of the amounts drawn under the corporate liquidity facility, we have contracted cross currency swaps for USD 260 million, maturing in 2022, and with an agreed countervalue of EUR 250 million, the fair value of which amounts to a loss of EUR 5 million.

The change in corporate debt compared to December 31, 2021 (EUR 453 million) is mainly due to the issuance of Euro-commercial papers (EUR 446 million), with an average rate of 0.47%, as well as the payment of the bond issued in 2016 for EUR 500 million discussed above and the arrangement of new loans amounting to EUR 500 million.

5.B.8.2.2 Corporate Rating
The financial rating agencies Standard & Poor’s and Fitch maintain their opinion on the financial rating of our corporate senior debt at ‘BBB’ and ‘BBB with a stable outlook’, respectively, within the “Investment Grade” category.
5.B.8.2.3 Other Debt
The other debt line amounts to EUR 97 million as of December 31, 2022, compared to EUR 64 million as of December 31, 2021 mainly includes balances of other bank debt, predominantly in the Airports Business Division (EUR 41 million as of December 31, 2022) and related to the capital contributions made to the JFK NTO project.
5.B.9 Future Material Investments and Anticipated Capital Expenditures
Our future investment commitments as of December 31, 2022 relate to commitments to invest in the NTO at JFK airport as well as investment commitments in our Toll Roads Business Division, in the I-66 project, and in our Energy Infrastructure and Mobility Business Division, regarding solar plants in Andalusia, as well as any potential need in relation to the AGS refinancing agreement within the Airports Business Division and other minor commitments. We will fund these commitments with our general proceeds and the cash flow we generate. For more information on our investment commitments, see “Item 4. Information on the Company—A. History and Development of the Company—3. Current Investments,” and “—B. Business Overview—3. Group Overview—2. Segments, Products, and Services” and “—14. Recent Developments.”
	2023	2024	2025	2026	2027	2028 and beyond	Total
	(in millions of euros)
Toll Roads	89	10	—	—	—	—	100
Airports	16	—	—	—	—	—	16
Energy and Mobility	3	—	—	—	—	—	3
Investments in fully-consolidated infrastructure project companies	108	10	—	—	—	—	118
Toll Roads	5	—	26	—	—	—	31
Airports	221	474	249	69	—	—	1,013
Construction	1	—	—	—	—	—	1
Investments in equity-accounted infrastructure project companies	229	478	278	69	—	—	1,045
Total investments in infrastructure project companies	337	488	278	69	—	—	1,163
5.C.   Research and Development, Patents and Licenses, etc.
See “Item 4. Information on the Company—B. Business Overview—6. Research and Development” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”
5.D.   Trend Information
See “—A. Operating Results.”
5.D.1 Significant Change in the Company’s Financial Performance
No significant change in our financial performance has occurred since December 31, 2022.
5.D.2 Significant Change in the Company’s Financial Position
No significant change in our financial position has occurred since December 31, 2022.

5.E.   Critical Accounting Estimates
We have provided a summary of our significant accounting policies, estimates and judgments in Note 1.3 (Significant Accounting Policies) to the Audited Financial Statements. The following critical accounting discussion pertains to the accounting policies, judgments, estimates and assumptions that management believes are most critical to the portrayal of our historical financial condition and results of operations. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our financial condition, results of operations and cash flows to those of other companies. For additional information, see Notes 1.1 and 1.3 to the Audited Financial Statements.
Basis of consolidation
In order to calculate the degree of control, joint control or significant influence in each Group company, the consistency of the ownership interest held with the number of votes controlled in each company under their bylaws and shareholder agreements is reviewed. In the case of business activities with companies in which the existence of joint control is identified, the general basis of consolidation is the equity method.
In relation to these jointly controlled businesses, apart from the situations in which there are two venturers, each with a 50% ownership interest, the cases requiring a more in-depth analysis are those relating to infrastructure projects in which Ferrovial is the shareholder with the largest ownership interest (less than or equal to 50%) and has the right to propose the Chief Executive Officer or other executives of the investee, while the other shareholders, mainly infrastructure funds, it directly on the Board of Directors.
In all these cases, it has been concluded that the projects in question should be equity-accounted, because Ferrovial does not have the right to appoint the majority of the Board Directors and the Board resolutions (including the appointment of the main executive positions) always require a simple or qualified majority, where Ferrovial does not itself have a casting vote in the event of a tie. For further details, see Note 1.3.2 (Basis of Consolidation) in the Audited Financial Statements.
Accounting estimates and judgements
Most relevant estimates to measure some of the assets, liabilities, income, expenses and commitments recognized relate to the following:
I.
Revenue from long-term construction contracts with customers (see Note 1.3.3.4 in the Audited Financial Statements), particularly as regards to:

a.
Application of the output method to recognize revenue over time, measuring the work carried out or surveying performance completed to date, in which the revenue recognized reflects the work units executed and the unit price. Under this method, the units completed in each contract are the basis used to recognize revenue. Those units are calculated by each project team based on the technical progress made up to the financial statements date. The revenue recognized reflects the work units executed valued applying the unit price established in the contract.

b.
Application of the input method to recognize revenue over time on those contracts where the output method cannot be applied to, estimating the total costs forecast to complete the work, using most recent contract budgets approved in each case by the relevant members of management, making assumptions on future prices of materials and subcontractors’ work. Prices included in future materials supply arrangements and subcontractors’ contracts are used. In case no supply contracts are in place, materials or subcontractors’ costs are calculated based on market evidence or in supply arrangements recently signed for other contracts.

c.
Provisions for deferred expenses: management bases its calculations in historic experience and bears in mind the different country and contract requirements. Recognition of revenue for variable consideration, for a modification, for a claim or for a dispute. In this regard, management bases its calculation on the specific clauses included in each contract and also considers past experience in other contracts. Management needs to make assumptions regarding the amount of incurred costs that will give raise to these additional sources of revenue on that regard and whether those costs meet the conditions for variable considerations, modifications, claims or disputes arising in connection with the contract.
II.
Toll road financial information under IFRIC-12 (see Notes 3.3 and 6.3 in the Audited Financial Statements) and its related impairment test (see Note 3.1 in the Audited Financial Statements) performed based on a discounted cash flow model, which involves management assumptions, mainly related to:

a.
Future traffic volumes: for concessions already in operation, traffic estimates are built on actual traffic and growth patterns are derived from macroeconomic data, external studies in certain cases and any other information and plans that may impact future traffic. For concessions under construction, external projections and research (e.g. impact of e-commerce in traffic of heavy vehicles or working from home habits in the use of private vehicles) are used.

b.
Pricing: specific pricing arrangements included in concession contracts are considered. In case the arrangements do not include a fixed price, internal estimates of elasticity of demand regarding prices and other related inputs are used.

c.
Future operating expenses: estimates about future prices of materials and actions to be made are based on historical experiences, estimating price index growths and considering requirements on this regard established in the concession agreements.

d.
Discount rates: management calculates weighted average cost of capital based on external sources obtained from banks reports and converts it into a before taxes discount rate for impairment tests purposes.

III.
Fair value of assets held for sale related to discontinued operations (see Note 1.1.5 in the Audited Financial Statements): if the divestment process is advanced, non-binding and binding offers received from potential buyers are the main input. In case there is no offers in place, calculations based on publicly available multiples of similar transactions are also used. In some specific cases, management hires external independent experts to perform the fair value calculation.

IV.
Allocation of the consideration transferred on the acquisition of I-66 to the fair value of its assets and liabilities and calculation of the corresponding goodwill, as well as calculation of the fair value of the previously held 50% stake (see Notes 1.1.6 in the Audited Financial Statements).

a.
Fair value of the previously held 50% stake was calculated basing on the price paid by the 5,704% corrected by a control premium.

b.
Fair value of the borrowings was calculated using externally obtained future interest rates curves.

Fair value of the toll road, which is accounted for in the “Fixed asset infrastructure projects-Intangible asset model” caption of the consolidated statement of financial position, was calculated basing on the enterprise value implicit in the acquisition of the before mentioned 5,704%, as the toll road is the only relevant asset in the acquired company.
5.E.1 Off-Balance-Sheet Arrangements and Contingent Liabilities
There are no off-balance-sheet arrangements on our balance sheet.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES
6.A.   Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this registration statement.
Name	Age	Position
Directors
Rafael del Pino	65	Executive Director (Chairman)
Óscar Fanjul	74	Non-Executive Director (Vice-Chairman)
Ignacio Madridejos	57	Executive Director (Chief Executive Officer)
María del Pino	67	Non-Executive Director
José Fernando Sánchez-Junco	76	Non-Executive Director
Philip Bowman	70	Non-Executive Director
Hanne Sørensen	58	Non-Executive Director
Bruno Di Leo	66	Non-Executive Director
Juan Hoyos	70	Non-Executive Director (Lead Director)
Gonzalo Urquijo	62	Non-Executive Director
Hildegard Wortmann	57	Non-Executive Director
Alicia Reyes	51	Non-Executive Director
Executive Officers
Rafael del Pino	65	Executive Director (Chairman)
Ignacio Madridejos	57	Executive Director (Chief Executive Officer)
Ernesto Lopez Mozo	59	Chief Financial Officer
Andrés Sacristán	52	Chief Executive Officer of Cintra
Luke Bugeja	55	Chief Executive Officer of Ferrovial Airports
Ignacio Gastón	53	Chief Executive Officer of Ferrovial Construction
Gonzalo Nieto	49	Chief Executive Officer of Energy Infrastructure and Mobility
Unless otherwise indicated, the current business addresses for our directors and executive officers is Kingsfordweg 151, 1043 GR Amsterdam, the Netherlands. The following is a brief summary of the business experience of our directors and executive officers.
6.A.1 Biographies of Directors
Rafael del Pino—Executive Director (Chairman)
Rafael del Pino has served as our Chief Executive Officer since 1992 (co-Chief Executive Officer with Mr. Ignacio Madridejos since September 2019) until the Merger, and as our Chairman since 2000. Previously, he has served as a director on a number of companies: within the Group, as chairman of the board of Cintra (1998-2009), the subsidiary that heads our Toll Roads Business Division, and externally, as director of Uralita (1996-2002), a Spanish construction materials’ conglomerate; Banesto (2003-2012), a Spanish bank with investments in the industrial sector; and the Zurich Insurance Group (2012-2014), a Swiss insurance company. In addition to his directorship roles, Mr. del Pino is a member of the MIT Corporation, MIT Energy Initiative’s External Advisory Board, and MIT Sloan European Advisory Board, as well as of the IESE Business School’s International Advisory Board. He is also a member of the Royal Academy of Engineering of Spain since 2014. Mr. del Pino holds a degree in Civil Engineering from Universidad Politécnica de Madrid and an MBA from MIT Sloan School of Management.
Óscar Fanjul—Non-Executive Director (Vice-Chairman)
Óscar Fanjul has served as one of our directors since 2015 and currently holds the position of Vice-Chairman. He also serves as a director of Marsh & McLennan Companies, a U.S. professional services firm (since 2001)

and of Cellnex, a Spanish telecommunications company (since 2023). He is a trustee of the Center of Monetary and Financial Studies of the Bank of Spain (since 1999), the Spanish branch of the Aspen Institute (since 2011), and the Norman Foster Foundation (since 2019). Previously, Mr. Fanjul was the founding chairman and CEO of Repsol, a Spanish global multi-energy provider (1985-1996). He has also served as chairman of NH Hotel Group, a Spanish multinational hotel company (1997-1999) and Hidroelectrica del Cantabrico, a Spanish electricity producer (1999-2001). He has held the position of vice-chairman at LafargeHolcim, a Swiss construction materials company, both prior to (2009-2015), and after (2015-2021), Lafarge and Holcim’s merger in 2015 and has been a director at Unilever (1996-2004), BBVA (1998-2002), Acerinox, a Spanish steel manufacturer (2001-2016), the London Stock Exchange (2001-2013) and Areva, a French nuclear energy conglomerate (2008-2012). He holds a Ph.D. degree in economics from Universidad Complutense de Madrid and has been a visiting scholar at the Departments of Economics at Harvard University and MIT.
Ignacio Madridejos—Executive Director (Chief Executive Officer)
Ignacio Madridejos was elected as our executive director and was appointed as our Chief Executive Officer in September 2019 (he was a co-Chief Executive Officer with Mr. Rafael del Pino until the Merger and, since the Merger, has been the sole Chief Executive Officer). He has over 30 years’ professional experience working across the United States, Europe, Latin America, and Africa. Previously, he was a project manager at Agroman (now Ferrovial Construction) (1990-1992), the subsidiary that heads our Construction Business Division and a consultant at McKinsey & Company, a global management consulting firm, in Spain and Argentina (1993-1996). In 1996, Mr. Madridejos joined CEMEX, a global building materials company, where he served in various positions as chief executive officer for CEMEX Egypt (1999-2003) and CEMEX Spain (2003-2007); global head of energy, health and safety, and sustainability (2011-2017); and president for CEMEX Northern Europe (2008-2015) and CEMEX USA (2016-2019). He has also previously served as president of Oficemen, the Spanish Cement Association, and president of CEMBUREAU, the European Cement Association. Mr. Madridejos holds a degree in Civil Engineering from Universidad Politécnica de Madrid and an MBA from Stanford Graduate School of Business.
María del Pino—Non-Executive Director
María del Pino has served as one of our directors since 2006. She is also chairperson of the Fundación Rafael del Pino, a Spanish private non-profit organization (since 2008) and chairperson of Chart Inversiones SICAV S.A., a Spanish collective investment vehicle (since 2022). Since 2008, Ms. del Pino has also been a member of the board of trustees of the Fundación Princesa de Asturias, the honorary consultancy body of a Spanish non-profit organization. Furthermore, since 2017, Ms. del Pino has also been the chief executive officer and chairperson of Menosmares, S.L. (“Menosmares”), a holding company under her control. Ms. del Pino acts as legal representative of Menosmares on several boards, including: Lolland S.A., a holding company of which Menosmares is a joint director (since 2016); the board of directors of Casa Grande de Cartagena, S.A.U., a holding company of which Menosmares is rotating chairman and vice-chairman (since 2017); the board of directors of Polan S.A., a Spanish real estate company focused on the rental of office space and parking and of which Menosmares is rotating chairman and vice-chairman (since 2017); and the board of directors of Pactio Gestión, SGIIC, S.A.U., a Spanish investment management firm of which Menosmares is vice-chairman (since 2017). Previously, she was also chairperson of Altais Invest SICAV S.A. (1998-2022), a Spanish collective investment vehicle. Ms. del Pino holds a degree in Economics and Business Administration from Universidad Complutense de Madrid and in Management Development from IESE Business School.
José Fernando Sánchez-Junco—Non-Executive Director
José Fernando Sánchez-Junco has served as one of our directors since 2009. Prior to this directorship, he was a director of Cintra, the subsidiary that heads our Toll Roads Business Division (2004-2009). He is also a director at Villabuena Inversiones, S.L., a Spanish private wealth management firm, since 2007, and an honorary chairman of the Maxam Group, a Spanish technology and chemical multinational company, since 2020. Previously, Mr. Sánchez-Junco served in various roles at the Maxam Group, including as former sole administrator (1990-1994), executive chairman and chief executive officer (1994-2020), and as executive/non-executive director (1990-2021); he was also the founder and chairman of the board of trustees of the Maxam Foundation (2006-2022), a Spanish private non-profit organization. He was a member of the State Corp of

Industrial Engineers (1978-1990), managing director of the iron, steel, and naval industries (1985-1988) and a managing director of industry (1988-1990) at the Spanish Ministry of Industry and Energy. He served as independent director of Alantra (2002-2012), a Spanish investment banking and asset management company, and as independent director on the board of Uralita (1993-2002). Mr. Sánchez-Junco has also been a director and honorary member of the board of trustees of the Museo de la Minería y la Industria de Asturias (2017-2022), an autonomous government-owned museum. He holds a degree in Industrial Engineering from Universidad Politécnica de Cataluña, Barcelona and is an International Senior Management Program graduate of the Harvard Business School.
Philip Bowman—Non-Executive Director
Philip Bowman has served as one of our directors since 2016. He is the non-executive chairman of Majid Al Futtaim Properties LLC, a developer, owner and operator of shopping malls and hotels, and developer and manager of residential communities across the Middle East (since 2017); Tegel Group Holdings Limited, a poultry producer and food processing company (since 2019); and Sky Network Television Limited, a New Zealand media company (since 2019). Mr. Bowman is also a non-executive director of Majid Al Futtaim Properties LLC’s immediate parent company, Majid Al Futtaim Holding LLC, since 2018 and its ultimate holding company, Majid al Futtaim Capital LLC, since 2018. He also serves as a director of Better Capital PCC Limited, a Guernsey investment company, since 2009 and non-executive director of KMD Brands Limited, a New Zealand outdoor, lifestyle and sports company, since 2017. Mr. Bowman has held positions as chairman of Liberty plc (1998-2000), a U.K. owner and operator of department stores and fabric designer; Coral Eurobet Limited (2004-2005), a U.K. sports betting company; Potrero Distilling Holdings LLC (2016-2018), a holding company for a U.S. beverage conglomerate; and Hotaling & Co. LLC (2018-2019), a U.S. alcoholic beverage manufacturer and importer. He served as non-executive chairman of The Munroe Group (UK) Limited (2013-2017), a U.K. house builder, general contractor, property developer and mining company; as chief executive officer of Allied Domecq plc (1998-2005), a U.K. spirits and wine producer and quick services restaurant franchisor and operator, Scottish Power plc (2006-2007), a U.K. and U.S. energy company, and Smiths Group plc (2007-2015), a U.K. engineering multinational company; and as director of British Sky Broadcasting Group plc (1994-2003), a U.K. media and telecommunications conglomerate, Coles Myer Limited (1995), an Australian retailer (where Mr. Bowman also served as chief financial officer), Bass plc (2001-2005), a U.K. brewer, pub operator, soft drinks manufacturer, property developer, hotel operator and leisure conglomerate (where Mr. Bowman also served first as chief financial officer and later as chief executive officer of Bass’ taverns’ division), Burberry Group plc (2002-2017), a U.K. luxury fashion group, Berry Bros. & Rudd Limited (2006-2016), a U.K. wine and spirits company, and Scottish & Newcastle Group plc (2006-2008), a U.K. brewing company. Mr. Bowman has been a fellow of the Institute of Chartered Accountants in England & Wales since 1987. He graduated with honors in Natural Science and holds a Master of Sciences in Natural Science from the University of Cambridge.
Hanne Sørensen—Non-Executive Director
Hanne Sørensen has served as one of our directors since 2017. Ms. Sørensen also serves as a director of Holcim, a Swiss construction materials manufacturer multinational company (since 2013) and as its vice-chair (since 2022). She is a director at Tata Motors, an Indian automotive manufacturing company (since 2018); Tata Consulting Services, an Indian-based information technology services and consulting company (since 2018); Jaguar Land Rover Automotive Plc., a U.K. holding company for the Jaguar Land Rover Group, a U.K. automobile manufacturing multinational company (since 2018); and its subsidiary Jaguar Land Rover Limited (since 2019).
She was the interim chief executive officer of V Group Limited (2017), a U.K. ship management company. She was also chief executive officer for Damco (2014-2016), a Dutch-based international logistics company, and of Maersk Tankers (2012-2013), a Danish tanker services company, part of the Maersk Group. She also served as a chief commercial officer (2008-2012); East Mediterranean regional manager (2006-2008); SAP program director (2002-2006); regional chief financial officer for the far east region (2001-2002); chief financial officer for India (1999-2001); finance manager for Italy (1997-1999); and business auditor (1994-1997) at Maersk Line, a Danish international integrated logistics company.
Ms. Sørensen was chairman of ITOPF (2013), a U.K. non-profit organization, vice-chairman of Hoegh Autoliners (2012-2013), a Norwegian provider of ocean transportation services; non-executive director of

Sulzer (2018-2023), a Swiss-based international company specialized in pumps, rotating equipment and chemtech; and a director of Axcel (2010-2013), a Danish private equity firm, INTTRA (2010-2012), a U.S. technology provider to the maritime industry, Jaguar Land Rover Holdings Limited (2019-2022), Jaguar Land Rover North America Holdings LLC (2021-2022), Jaguar Land Rover China (2021-2022), and Delhivery (2017-2021), an Indian courier service provider company. Ms. Sørensen holds a Master of Sciences in Economics and Management from the University of Aarhus.
Bruno Di Leo—Non-Executive Director
Bruno Di Leo has served as one of our directors since 2018. He is a managing director and chief executive officer of Bearing North LLC, an independent advisory firm focused on business expansion and senior executive counseling in strategy and operations. He is also a non-executive director of Cummins, a U.S. engine manufacturing multinational company (since 2015), as well as a member of the IESE’s International Advisory Board in Spain (since 2013) and of the Deming Center Advisory Board of Columbia Business School (since 2012). Previously, he held various executive roles at IBM Corporation, a U.S. technology multinational company, including as a general manager for IBM Latin America (2002-2004), general manager of IBM Europe (2005-2008), general manager of the growth markets unit (2008-2011), and senior vice-president of global markets (2012-2018). Mr. Di Leo has a degree in Business Administration from Universidad Ricardo Palma and a postgraduate degree from Escuela Superior de Administración de Negocios.
Juan Hoyos—Non-Executive Director
Juan Hoyos has served as one of our directors since 2019. He is also an independent board member of Inmoglaciar, a Spanish real estate developer (since 2017) and Gescobro Collection Services, a Spanish collection services company (since 2015). Previously, Mr. Hoyos served as office manager of McKinsey & Company Iberia (1997-2004) and was a member of the McKinsey & Company shareholder council worldwide (1998-2006). He also served in a variety of roles for Banco Santander, a Spanish financial institution. He was a director of Banco Santander Chile (2007-2012) and Banco Santander Mexico (2011-2012), and strategy, brand, and marketing executive vice-president of Banco Santander Brazil (2012). He has also acted as executive chairman of Haya Real Estate (2013-2020), a Spanish real estate agency services company. Mr. Hoyos holds a degree in Actuarial Sciences from Universidad Complutense de Madrid and an MBA in Finance and Accounting from Columbia Business School.
Gonzalo Urquijo—Non-Executive Director
Gonzalo Urquijo has served as one of our directors since 2019. He also serves as chief executive officer of Talgo, a Spanish manufacturer of passenger trains (since 2021); as a non-executive director of Gestamp Automoción, a Spanish automotive engineering multinational company (since 2017); as the chairman of the Fundación Hesperia, a Spanish non-profit entity (since 2012); and as a member of the board of trustees of the Fundación Princesa de Asturias (since 2006). Previously, Mr. Gonzalo Urquijo was the chairman of ArcelorMittal Spain (2008-2016), the Spanish branch of Luxembourgish steel manufacturing multinational company ArcelorMittal, and Abengoa (2016-2021), a Spanish green infrastructure, energy and water multinational company; a member of the general management of ArcelorMittal (2006-2016) and head of the long products, stainless steel, tubes, and emerging markets sectors (2006-2010); the chief financial officer and head of the distribution sector of Arcelor (2002-2006), a Luxemburgish steel producer and predecessor of ArcelorMittal; and the chief financial officer of Aceralia Corporación Siderúrgica (1997-2002), a Spanish steel producer and predecessor of Arcelor. Furthermore, Mr. Urquijo was the chairman of UNESID (2002-2017), the Spanish steel companies’ union and a director of Aceralia (2002-2004), Aperam (2010-2015), a Luxemburgish company steel producer and former subsidiary of ArcelorMittal, Vocento (2016-2019), a Spanish mass media group, and Atlantica Yield (2017-2019), a U.K. sustainable infrastructure company, among others. Mr. Urquijo started his professional career in the finance field, holding various positions at financial institutions Citibank and Crédit Agricole (1984-1992). Mr. Urquijo holds a degree in Economic and Political Sciences from Yale University and an MBA from Instituto de Empresa.
Hildegard Wortmann—Non-Executive Director
Hildegard Wortmann has served as one of our directors since 2021. Ms. Wortmann is also a member of the extended executive committee of Volkswagen Group, a German automotive manufacturer multinational company (since 2022), and a member of the board of management of Audi AG, a German automotive manufacturer multinational company (since 2019). She also serves as a non-executive director of Volkswagen Financial Services AG (since 2021), and of Porsche Holding GmbH, a German holding multinational company within the Volkswagen Group; Porsche Austria GmbH, the Austrian branch of automotive manufacturer Porsche; and of Porsche Retail GmbH (since 2022). Previously, Ms. Wortmann was a non-executive director of the supervisory board of CARIAD SE (2022-2023), a German automotive software company and subsidiary of Volkswagen Group and a member of the management board of the Volkswagen Group (2022). Ms. Wortmann has also worked in various management positions at BMW Group (1998-2019), a German automotive manufacturer multinational company, including as a senior vice president for product management (2010-2017), a senior vice president for the brand (2016-2017), and a chief executive officer for the Asia-Pacific region (2018-2019). She also held various management positions at Unilever in Germany and London (1990-1998). Ms. Wortmann holds a degree in Business Administration from Fachhochschule Münster and an MBA from the University of London.
Alicia Reyes—Non-Executive Director
Alicia Reyes has served as one of our directors since 2021. She is also a non-executive director of Banco Sabadell, a Spanish financial institution, and one the Group’s lenders, since 2020; an independent non-executive director of KBC Group, a Belgian bank-insurance group, and its affiliates KBC Bank N.V. and KBC Global Services, since 2022; and a trustee of Fareshare UK, a U.K. charity, since 2020 and an industrial professor at the Institute of Finance and Technology in University College London (UCL). Previously, Ms. Reyes was a president and chief executive officer of Momentus Securities, a FINRA member firm (2023); a director and the chief executive officer of Wells Fargo Securities International Limited, a U.K. broker-dealer part of U.S. financial services multinational company Wells Fargo, and Wells Fargo Securities Europe SA (2016-2019), also part of Wells Fargo; a non-executive director of TSB Bank (2021-2022), a U.K. financial institution; global head of structuring in the investment banking division and global head of insurance solutions and strategic equity derivatives of Barclays Capital (2006-2014), a U.K. brokerage firm and investment advisor part of Barclays PLC; country manager for Spain and Portugal of Bear Stearns, a U.S. investment bank (2002-2006); and chief investment officer of Telecom Ventures (1998-2002), Abengoa’s venture capital fund specialized in technology. She also worked for Deutsche Bank (1996-1998), a German financial institution, as an associate in the relative value group. Ms. Reyes holds a degree in Law, Economics, and Business Administration and a PhD in quantitative methods and financial markets from the Universidad Pontificia Comillas (ICADE).
6.A.2 Biographies of Executive Officers
Rafael del Pino—Executive Director (Chairman)
See “—1. Biographies of Directors.”
Ignacio Madridejos—Executive Director (Chief Executive Officer)
See “—1. Biographies of Directors.”
Ernesto López Mozo—Chief Financial Officer
Ernesto López was appointed Chief Financial Officer of Ferrovial in 2009. Mr. López Mozo is also the chairman of the board of directors (since 2023), and the vice-president of the audit and control committee, (since 2018), of Aegon España, S.A., the Spanish branch of Dutch insurance group Aegon, as well as a board member of Heathrow Airport Limited (since 2009). He has held various management positions at Telefónica Group (1999-2009), a Spanish telecommunications multinational company; JP Morgan (1994-1999), a U.S. financial entity; and Banco Santander (1992-1994). He was also a member of the IFRS Advisory Council (2013-2015), the formal strategic advisory board to the IFRS Foundation, the IASB and the International Sustainability Standards Board (“ISSB”). Mr. López Mozo holds a degree in Civil Engineering from Universidad Politécnica de Madrid and an MBA from The Wharton School of the University of Pennsylvania.

Andrés Sacristán—Chief Executive Officer of Cintra
Andrés Sacristán was appointed Chief Executive Officer of Cintra in 2021. Mr. Sacristán began his career with Cintra in 2001, holding several positions in the car parks division, including head of development (2005-2007), before moving on to the toll roads division, where he served as head of operations at Eurolink M4 in Ireland (2007-2009) and as managing director of Radial 4 in Madrid (2009-2010). In 2010, he was appointed country manager for Spain and as a member of Cintra’s Executive Committee. In 2013, he became head of Europe, and in 2015 he took charge of the Australian and Colombian markets. He was appointed director and chief executive officer of our Canadian concession companies 407 International Inc (director between 2017-2021 and from 2021 thereafter; chief executive officer between 2017-2020), Canadian Tolling Company International Inc (2017-2020), and 407 ETR Concession Company Limited (2017-2020). In 2020, Mr. Sacristán took over the management of Cintra’s United States branch and became director of our U.S. toll roads concession companies I-66 Express Mobility Partner Holdings LLC (since 2020); I-77 Mobility Partners Holding LLC (since 2020); LBJ Infrastructure Group Holding LLC (since 2020), and of NTE Mobility Partners Holding LLC (since 2020; he also served as president between 2021-2022) and NTE Mobility Partners Segments 3 Holding LLC (since 2020; he also served as president between 2021-2022). Mr. Sacristán holds a Master of Sciences in Civil Engineering from Universidad Politécnica de Madrid.
Luke Bugeja—Chief Executive Officer of Ferrovial Airports
Luke Bugeja is the Chief Executive Officer of Ferrovial Airports, the subsidiary that heads our Airports Business Division, since 2021. He is also a non-executive director of HAH (since 2021) and non-executive chairman of NTO and YDA Havalimani Yatirim ve Isletme A.S., the concession company managing Dalaman Airport (since 2022). He is also the independent chairman of Interflour Group, a Singaporean grain producer, (since 2019). Previously, he was a non-executive director of Eurostar International Limited (2020-2021), a railway company operating the Eurostar train services, and Scandlines (2020-2021), a ferry company that operates routes between Denmark and Germany. Mr. Bugeja has spent most of his career in the aviation industry, focusing on airport infrastructure with operational, commercial, and financial experience in airlines, airports, and investment management. He worked at Australian airlines Qantas Airways (1989-2000) and Virgin Blue (2000-2005) and has held senior positions, including as chief operating officer, at Changi Airports International in Singapore (2018-2019) and non-executive director roles at the London City Airport in the U.K. (2016-2018), Brussels Airport in Belgium (2008-2018), and Bristol Airport in the U.K. (2005-2018). Mr. Bugeja also held senior executive positions at Macquarie Bank Limited / MAp Airports (2005-2011), an Australian airport operator, and at Ontario Airport Investments (2011-2018), a U.K. airport operator owned by the Ontario Teachers’ Pension Plan. Most recently, Mr. Bugeja was a senior advisor for OMERS Infrastructure (2019-2020), the infrastructure investment advisory branch of OMERS, the pension plan for municipal employees in the province of Ontario, and was an operating partner at Hermes GPE (2020-2021), a U.K. equity partnership investment entity. He holds a Diploma in Business Travel and Tourism from William Angliss College and an MBA from Deakin University.
Ignacio Gastón—Chief Executive Officer of Ferrovial Construction
Ignacio Gastón is the Chief Executive Officer of Ferrovial Construction, the subsidiary that heads our Construction Business Division, since 2018. He is also a Supervisory Board director of Budimex, our Polish construction subsidiary (since 2018). He joined Ferrovial in 1995 and has since held various high-level positions in the Construction Business Division and the Services Business Division. In 2003, Mr. Gastón joined Amey as development director for rail and in 2007 he went on to take the position of construction director at Ferrovial Construction U.K. In 2013, Mr. Gastón was appointed managing director at Ferrovial Services Spain (2013-2018). He has also served as chairman of the Board of our affiliate Car Sharing Mobility Services (2017-2018) and chief executive officer of Compañía Española de Servicios Públicos Auxiliares (“Cespa”) (2013-2016). Mr. Gastón holds a masters degree in Civil Engineering from Universidad de Cantabria and an MBA from the London Business School.
Gonzalo Nieto—Chief Executive Officer of Energy Infrastructure and Mobility
Gonzalo Nieto was appointed Chief Executive Officer of Ferrovial Energy Infrastructure and Mobility in 2021. He is a board member of several Ferrovial controlled companies operating in the energy, mobility and support services fields in Poland, Spain, U.K., Chile and the U.S. Since joining Ferrovial in 2004, Mr. Nieto acquired significant international experience at different executive roles including serving on the boards of companies in several continents, including Facilities Management and Maintenance Company LLC (Qatar, 2013-2020), FBSerwis (Poland, 2012-19), Amey plc and companies of its group (U.K., 2012-2022), Ferrovial Servicios Chile SpA and companies of its group (Chile, 2013-2023), Ferrovial Services North America and companies of its group (U.S. and Canada, 2016-2022). Previously, Mr. Nieto worked at Merrill Lynch (2000), McKinsey & Company (2001-2004) and the Spanish Derivatives Exchange (1997-1999). He holds a Master of Science in Physics from Universidad Complutense de Madrid and an MBA with honors from Stern School of Business at New York University.
6.A.3 Family Relationships, Potential Conflicts of Interest and Other Information
Our chairman Rafael del Pino is the brother of María del Pino, who serves as one of our directors. Aside from this, there are no other family relationships between any of our executive officers and our directors.
In 2020, Gonzalo Urquijo was the executive chairman of Abengoa, S.A. and/or its group companies, which engage in power transmission activities that could on occasions overlap Ferrovial’s activities in this business segment. Mr. Urquijo left the Board meetings during deliberations on those activities and did not access the relevant Board information.
6.A.4 Director or Executive Officer Involvement in Certain Proceedings
In 2021, Mr. Urquijo and six other members of the board of directors of Abengoa, S.A. were fined in an amount of EUR 140,000 by the CNMV in connection with a delay in the filing of the 2019 annual accounts of Abengoa, S.A., which fine was paid pending appeal. Fraudulent offenses by Mr. Urquijo or the other members of the board were expressly excluded by the CNMV in the sanctions proceedings initiated. Mr. Urquijo submitted an appeal with the Spanish courts against the final CNMV resolution, which was dismissed. The proceedings had no relation with the business activities of the Group nor with Mr. Urquijo’s position as our director. In 2021, Abengoa, S.A. entered into bankruptcy proceedings, which are currently still ongoing.
Ms. del Pino was the legal representative of Menosmares, S.L., which, in turn, was the vice-chairperson of Karlovy, S.L, when the latter was voluntarily wound up and liquidated in 2021. In addition, Ms. del Pino was the chairman of Altais Invest, SICAV, S.A. when it was voluntarily wound up and liquidated in 2022.
Other than as described in this section, there are no material proceedings to which any director or executive officer, or any associate of any such director or officer, is a party that is adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries. No director or executive officer has been a director or executive officer of any business which has filed a bankruptcy petition or had a bankruptcy petition filed against it during the past ten years. No director or executive officer has been convicted of a criminal offense or is the subject of a pending criminal proceeding during the past ten years. No director or executive officer has been the subject of any order, judgment or decree of any court permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities during the past ten years. No director or officer has been found by a court to have violated a federal or state securities or commodities law during the past ten years.
6.B.   Compensation
6.B.1 Overview
Our remuneration policy establishes a competitive remuneration package that, we believe, promotes the long-term development of the Company, avoids the assumption of excessive or inappropriate risks and aligns the interests of the Company’s directors (executive and non-executive) with those of its shareholders and other stakeholders. We believe that our remuneration policy establishes an appropriate balance between fixed and variable remuneration components. Our Board believes the remuneration policy to be appropriate and effective in its ability to attract and retain the best executive officers and executive and non-executive directors to run and manage the Group.
The Board and the Nomination and Remuneration Committee are responsible for determining the appropriate remuneration package for our directors in accordance with the remuneration policy as in effect from time to time (the “Remuneration Policy”). The Nomination and Remuneration Committee is also responsible for proposing the basic conditions of the contracts of the Executive Officers, including our Chief Executive Officer, and other senior managers.
6.B.2 Compensation of Directors and Executive Directors
6.B.2.1. Compensation of Directors
The director compensation in their standing as such (i.e., for their mere membership of the Board) consists of: (i) a fixed fee; (ii) attendance fees; and (iii) a complementary fixed fee. We believe that the fixed fee and the complementary fixed fee are competitive and serve as appropriate remuneration for the responsibility and dedication demanded by the post of a director, but without reaching levels which may compromise the independence of the Company’s non-executive directors (the ‘‘Non-Executive Directors”). The fixed fee is paid in quarterly settlements. The complementary fixed compensation is paid in one lump sum at the end of the financial year. If the maximum annual amount included in the Directors’ Remuneration Policy is exceeded, the fixed complementary compensation is first reduced in proportion to each director.
Attendance fees are paid quarterly. The amount of the attendance fees corresponding to the chairmen of the Board, the Executive Committee, the Audit and Control Committee and the Nomination and Remuneration Committee is double the amounts otherwise established, in accordance with the principle of remuneration reward upon the basis of the level of responsibility and the dedication required by the position.
In 2022, the Company and its subsidiaries did not set aside or accrue any amounts to provide for pensions and retirement to Directors. The Company does not have any pension plans in place for Non-Executive Directors. See “—Compensation for Executive Directors—long term savings system” for a description of the long term savings system (the “Long Term Savings Plan”) available to the Chief Executive Officer.
Presented below is a breakdown of compensation payments for the Company directors (the ‘‘Directors”) in 2022:
	Applies to	Amount
Fixed fee ...........................................................	All	EUR 35,000
Complementary Fixed Emolument .....................	Chairman	EUR 92,000
	Deputy Chairman 1	EUR 80,500
	Deputy Chairman 2	EUR 57,500
	Other members of the Board	EUR 46,000
Attendance fees (EUR per meeting) ...................	Board	EUR 6,000
	Executive Committee	EUR 2,200
	Audit and Control Committee	EUR 2,200
	Nomination and Remuneration Committee	EUR 1,650
The total amount paid in 2022 to the Directors for their membership of the Board was EUR 1,900,000, which is the maximum annual amount established in the Remuneration Policy in force at the time. This amount included (i) EUR 662,0000 for attendance fees; (ii) EUR 420,000 for fixed emolument (linear); and (iii) EUR 818,000 for complementary fixed emolument. The last figure comprised EUR 185,000 distributed among the Directors considering their length of service on the Board during the year. It is the difference between the whole amount paid to Directors for attendance fees and fixed emolument (linear and complementary) and the maximum annual amount established in said Remuneration Policy.
Presented below is a description of the compensation payments to each of our Directors in their capacity as such made during the year ended December 31, 2022, as recognized in the Audited Financial Statements for the year then ended:

Director	Fixed Emolument	Attendance fees	Complementary Fixed Emolument	Total
	(Thousands of EUR)
Rafael del Pino	35	103	107	245
Óscar Fanjul	35	73	96	204
Ignacio Madridejos	35	51	61	148
María del Pino	35	51	61	148
José Fernando Sánchez-Junco	35	58	61	154
Philip Bowman	35	47	61	143
Hanne Sørensen	35	41	61	137
Bruno Di Leo	35	49	61	146
Juan Hoyos	35	51	61	148
Gonzalo Urquijo	35	54	61	150
Hildegard Wortmann	35	36	61	132
Alicia Reyes	35	47	61	143
6.B.2.2 Compensation of Executive Directors
The compensation package for the executive directors (the ‘‘Executive Directors’’), consisting of the Chairman of the Board and the Chief Executive Officer, consists of the following fixed and variable components: (i) fixed remuneration; (ii) variable remuneration; (iii) long-term value remuneration; (iv) long term savings system and remuneration in kind; and (v) severance arrangements.
The Board establishes the remuneration of individual Executive Directors, with due observance of the Remuneration Policy. Executive Directors may not participate in the deliberations and decision-making process of the Board in determining the remuneration and other terms of service for Executive Directors.
The following table summarizes the remuneration components for the Executive Directors.
Executive Director	Fixed Remuneration	Annual Variable Remuneration	Long-Term Value Remuneration
Chairman and Executive and Proprietary Director..............	EUR 1,500,000	Target: 125% of the Fixed Remuneration Maximum: 190% of the Fixed Remuneration	Maximum (annualized): 150% of the Fixed Remuneration
Chief Executive Officer and Executive Director.................	EUR 1,450,000	Target: 100% of the Fixed Remuneration Maximum: 150% of the Fixed Remuneration	Maximum (annualized): 150% of the Fixed Remuneration
6.B.2.2.1 Fixed remuneration
The fixed annual base salary of Executive Directors is determined through consideration of the executive duties associated with the specific role of each Executive Director and comparative remuneration for listed companies similar to us. The fixed remuneration is paid on a monthly basis.
6.B.2.2.2 Remuneration in kind
The Company has taken out life insurance policies to cover the risk of death and disability, of which the Executive Directors are beneficiaries. In addition, Executive Directors are eligible for other social benefits such as a company car, medical insurance, life and accident insurance, liability insurance and other non-material benefits, in an amount of up to EUR 50,000. The Chairman and the Chief Executive Officer may allocate part of their annual gross fixed remuneration to obtaining some of the products or services offered by the Company as part of the flexible remuneration plan.
6.B.2.2.3 Long-term savings systems
This component of the remuneration scheme consists of an extraordinary and deferred remuneration that will only become effective when, on reaching a certain age, the Chief Executive Officer leaves the Company by mutual agreement with the Company, with no consolidated rights. To cover this extraordinary remuneration, the Company will make annual contributions to a Group savings insurance policy, of which the Company itself is the policyholder and beneficiary. For an explanation of similar compensation received by the Executive Officers and other senior management, see “—3. Compensation of Executive Officers and Other Senior Management.”
This extraordinary remuneration shall not exceed 20% of the total annual remuneration calculated as the fixed annual base remuneration plus the annual variable remuneration target of 100%. The amount of extraordinary remuneration accumulates annually to the savings plan. An amount equal to 50% of the benefit received by the Chief Executive Officer upon termination of the employment relationship with the Company shall be subject to a two-year post-contractual non-competition agreement entered into between the Chief Executive Officer and the Company.
The right to receive the extraordinary remuneration shall be incompatible with the payment of any compensation that the Chief Executive Officer may be entitled to receive as a result of the termination of the employment relationship with the Company.
6.B.2.2.4 Variable Elements
6.B.2.2.4.1 Annual Variable Remuneration (“AVR”)
AVR, which is paid in cash, is linked to individual performance and to the achievement of specific, predetermined and quantifiable economic/financial, industrial and operating targets, as to be set out in the Company’s strategic plans. The targets are determined without prejudice to the possibility of considering other factors, particularly in the fields of corporate governance and corporate social responsibility. Such other factors may be of a quantitative or qualitative nature.
The amount of the AVR is determined at the end of the year by the Board at the proposal of the Nomination and Remuneration Committee. The Nomination and Remuneration Committee may propose adjustments to the variable remuneration determined by the Board under exceptional circumstances due to internal or external factors. Additionally, the remuneration related to the results of the Company shall consider any qualifications recorded in the report of the external auditor which might impair the cited results.
If Executive Directors of the Company receive fees for attendance at meetings of the boards and committees of other companies related to Ferrovial, the sums received for this purpose shall be deducted from the variable annual remuneration of each Director.
The AVR calculation tests whether the quantitative and qualitative targets have been met.

•
Quantitative targets: these targets have a minimum weight of 70% of the entire incentive and consist of metrics that ensure an appropriate balance between the financial and operational aspects of managing the Company.

•
Qualitative targets: these targets relate to environmental, social and corporate governance (ESG) factors and have a maximum weight of 30% of the overall incentive. Qualitative targets are principally linked to the evaluation of the individual performance of the Executive Directors.

The current target amount of the AVR is for the Chairman and the Chief Executive Officer is as follows:

•
Chairman: 125% of the fixed remuneration and exceeding targets up to 190% of the fixed remuneration.

•
Chief Executive Officer: 100% of fixed remuneration and exceeding targets up to 150% of the fixed remuneration.

6.B.2.2.4.2 Long-term Variable Remuneration
Executive Directors participate in a long-term variable remuneration system based on performance shares delivery plans, in which other executives and key professionals of the Group also participate (the “LTVR”). These plans are usually structured in overlapping multiyear cycles (currently three years), granting “units”

each year (which may be converted into shares at the end of the vesting period (currently three years) if the metrics to which the LTVR is subject are fulfilled). The LTVR can be summarized as follows:
The 2020-2022 plan

•
The 2020-2022 plan was approved for the Executive Directors and certain other managers of the Group by the Ferrovial, S.A. Board on December 19, 2019, and consequently approved for the Executive Directors at the general meeting of Ferrovial, S.A. on April 17, 2020.

•
The 2020-2022 Long-Term Remuneration Plan (the “LTRP”) provides for the allocation of “units,” potentially convertible into shares, in 2020, 2021 and 2022. These shares, as the case may be, are to be delivered in the year in which the third anniversary of the allocation of the corresponding units is reached (i.e., 2023 for the 2020 grant, 2024 for the 2021 grant, and 2025 for the 2022 grant).

•
The “units” granted under the 2020-2022 LTRP may be converted into shares if (i) the beneficiaries remain in the Company for a period of three years from the date of grant of the units, except in exceptional circumstances such as retirement, disability or death, and (ii) certain objectives linked to internal or external metrics reflecting economic-financial and value creation for the company are met, as approved by the board of directors of Ferrovial, S.A. and the general meeting of Ferrovial, S.A.

The 2023-2025 plan
•
The 2023-2025 LTRP was approved for the Executive Directors and certain other managers of the Group by the Ferrovial Board on December 15, 2022. The 2023-2025 LTRP was also consequently approved for the Executive Directors at the general meeting of Ferrovial, S.A. on April 13, 2023, as required under Spanish corporate law.

•
The 2023 LTRP provides for the grant of “units”, potentially convertible into shares, in 2023, 2024 and 2025. These shares, as the case may be, will be delivered in the year in which the third anniversary of the grant of the corresponding units is reached (i.e., 2026 for the 2023 grant, 2027 for the 2024 grant and 2028 for the 2025 grant).

•
The “units” granted under the 2023-2025 LTRP may be converted into shares if (i) the beneficiaries remain in the Company for a period of three years from the date of grant of the units, expect in circumstances such as retirement, disability or death, and (ii) certain objectives linked to internal or external metrics reflecting economic-financial, value creation for the company and ESG targets are met, as approved by the board of directors of Ferrovial, S.A. and the general meeting of Ferrovial, S.A.

Both the 2020-2022 plan and the 2023-2025 plan as they apply to the Executive Directors were subsequently submitted to approval at the general shareholders’ meeting of Ferrovial International SE as it pertains to the plans’ post-Merger implementation on June 13, 2023.
The chart below contains a summary of the LTVR granted under the 2019 plan, 2020-2022 plan and 2023 plan:

	Long-term incentive plan		At the beginning of 2022 financial year	Granted during the 2022 financial year	Granted during the 2023 financial year	Consolidated during the 2022 financial year				Consolidated during the 2023 financial year				Instruments expired and not exercise (2022)	At the end of the 2022 financial year	Instruments expired and not exercised 2023	At June of the 2023 financial year
	Plan	Grant	No. of Equivalent shares	No. of Equivalent shares	No. of Equivalent shares	No. of Equivalent shares	No. of consolidated equivalent shares	Consolidated share price (EUR)	Gross profit from consolidated shares (EUR thousand)	No. of Equivalent shares	No. of consolidated equivalent shares	Consolidated share price (EUR)	Gross profit from consolidated shares (EUR thousand)	No. of instruments (units)	No. of Equivalent shares	No. of instruments (units)	No. of Equivalent shares
Chairman	2019(1)	2019	70,000	—	—	35,000	35,000	25,242	883	—	—	—	—	35,000	—	—	—
	2020-2022	2020	46,500	—	—	—	—	—	—	29,704	29,704	26,77	795	—	46,500	16,796	—
		2021	67,500	—	—	—	—	—	—	—	—	—	—	—	67,500	—	67,500
		2022	—	56,400	—	—	—	—	—	—	—	—	—	—	56,400	—	56,400
	2023-2025	2023	—	—	50,680	—	—	—	—	—	—	—	—	—	—	—	50,680
Chief Executive Officer	2019	2019	14,468	—	—	7,234	7,234	25,242	183	—	—	—	—	7,234	—	—	—
	2020-2022	2020	46,500	—	—	—	—	—	—	29,704	29,704	26,77	795	—	46,500	16,796	—
		2021	67,500	—	—	—	—	—	—	—	—	—	—	—	67,500	—	67,500
		2022	—	56,400	—	—	—	—	—	—	—	—	—	—	56,400	—	56,400
	2023-2025	2023	—	—	69,925	—	—	—	—	—	—	—	—	—	—	—	69,925
6.B.2.2.5 Pension and fringe benefits
Executive Directors do not receive any pension or fringe benefits other than those mentioned in “—2. Remuneration in kind.” Executive Directors may allocate part of their annual gross fixed remuneration to obtain some of the products or services offered by the Company under the flexible remuneration plan, such as life insurance, accident insurance, health insurance and company cars.
The Chief Executive Officer participates in a deferred compensation scheme that only takes effect when he leaves the Company by mutual agreement with the Company upon reaching a certain age, and therefore there are no consolidated rights. See “—3. Long-term savings systems.”
6.B.2.2.6 Severance arrangements and compensation for non-competition agreements
We have contractual severance arrangements in place with the Executive Directors. The relevant key conditions of the Chairman’s and the Chief Executive Officer’s contracts are described below:
Chairman:
•
Termination and compensation: termination of the Chairman’s contract for any reason whatsoever shall not entitle the Chairman to any compensation.

•
Non-competition: the contract contains a post-contractual non-competition obligation for a period of two years after termination of the contract, compensated by two annuities of the Chairman’s fixed remuneration.

Chief Executive Officer:
•
Termination and compensation: in the event of termination, the Chief Executive Officer shall be entitled to gross compensation equal to the greater of the following two amounts: (i) the amount resulting from the sum of the annual amount of the fixed remuneration and the annual variable target remuneration corresponding to the year in which the contract is terminated; or (ii) the amounts accumulated on the date of termination of the contract in the extraordinary deferred remuneration plan, with the limit of two annual payments of the total annual remuneration.

•
Non-competition: 50% of the total amount the Chief Executive Officer could receive in case of termination of the contract will be subject to compliance with a two-year post-contractual non-competition agreement.

Presented below is a description of the compensation for Executive Directors for the year ended December 31, 2022, as recognized in the Audited Financial Statements for the year then ended:

2022
(Thousands of EUR)
Chairman
Fixed remuneration	1,500
Variable remuneration	2,609
Plans linked to shares	883
Other(i)	10
Total	5,002
Chief Executive Officer
Fixed remuneration	1,150
Variable remuneration	1,538
Share plan linked to objectives	183
Other(i)	5
Total	2,876

(i)
Item “other” corresponds to a life insurance premium.

6.B.2.2.7 Employment and Service Agreements
The Executive Directors have entered into service agreements with us. The service agreements are entered into for an indefinite term. The service contract with the Chairman does not contain provisions for benefits upon termination of employment. The service contract with the Chief Executive Officer contains severance provisions which provide for compensation for the loss of income resulting from a termination of employment in addition to a notice period of 3 months (as described in further detail above). The Non-Executive Directors do not have an employment or severance contract with the Company. The Company may provide the Non-Executive Directors with a short-form appointment letter, setting forth the principles of a Non-Executive Director’s appointment and relationship with the Company, provided, however that the Non-Executive Directors will be remunerated within the limits of the Remuneration Policy.
The service contract with the Chief Executive Officer was amended in July 17, 2023 to reflect a change on his place of work, which, following the Merger, is located in Amsterdam, The Netherlands. The amendments to the Chief Executive Officer’s service contract also update his compensation to reflect the changes approved under the most recent version of the Remuneration Policy, approved by the 2023 general shareholders’ meeting of Ferrovial.
6.B.3 Compensation of Executive Officers and Other Senior Management
In 2022, the total remuneration for the members of the senior management, including the Executive Officers with the exception of the Executive Directors (i.e., the Chairman and the Chief Executive Officer), amounted to EUR 11,256,823, comprised of EUR 4,755,128 in fixed remuneration, EUR 4,821,699 in variable remuneration, EUR 1,629,182 in shares under the LTRP and EUR 50,814 in life insurance premiums and Council memberships in other subsidiaries.
In 2022, no amounts were set aside or accrued by us or our subsidiaries to provide for pensions and retirement or similar benefits of senior management, except for a contribution (including EUR 4,379 of expenses) of EUR 1,459,626 to a group savings insurance policy under which the Company is both the policy holder and beneficiary in relation to an extraordinary remuneration scheme for senior management, similar to the Long Term Savings Plan described for the Chief Executive Officer. For further details on the operation of the Long Term Savings Plan, please see “—2. Compensation of Executive Directors—3. Long-term savings systems.” Under this extraordinary remuneration scheme, senior managers are, subject to the fulfillment of certain conditions, paid extraordinary remuneration upon leaving their respective position. Ferrovial does not have any pension plan in place for senior management.
6.B.4 Equity Incentive Plan
The 2020-2022 and 2023-2025 LTRP described above are provided to Executive Directors, senior managers and managers. The annual cost for the 2020-2022 plan cannot exceed EUR 22,000,000 and is capped at a maximum of 350 managers. The annual cost for the 2023-2025 plan cannot exceed EUR 22,700,000 and is capped at a maximum of 340 managers. Both plans are conditional on employees remaining at the Company for three years as from the date they are granted (barring special circumstances). The 2020-2022 plan is also conditional on the achievement of certain ratios calculated on the basis of business cash flow and total shareholder return relative to a peer group during the vesting period. The 2023-2025 plan is conditional on the achievement of certain ratios calculated on the basis of business cash flow, total shareholder return relative to a peer group during the vesting period and certain ESG indicators.
	2023 (until June 30)	2022	2021	2020
Number of shares at beginning of year	1,782,127	2,054,531	2,468,724	3,125,747
Plans granted	653,611	702,675	909,578	622,004
Plans settled	(277,493)	(356,958)	(292,413)	(930,106)
Shares surrendered and other	(177,854)	(526,552)	(954,346)	(307,068)
Shares exercised	(9,395)	(91,569)	(77,012)	(41,853)
Number of shares at year-end	1,970,996	1,782,127	2,054,531	2,468,724
There were 1,970,996 shares outstanding in relation to these plans as of June 30, 2023.
In addition to the shares granted under the LTRP, all Ferrovial employees who are Spanish residents are allowed, pursuant to PIT Law, to request to receive payment of their compensation in shares in lieu of cash, up to an annual maximum amount of EUR 12,000.
6.C.   Board Practices
6.C.1 Board
We have one-tier board consisting of two Executive Directors (the Chairman and the Chief Executive Officer) and ten Non-Executive Directors.
6.C.1.1 Powers, Responsibilities and Functioning
The Company is managed by the Board. The Board is responsible for the continuity of the Company and its affiliated enterprise and for sustainable long-term value creation of the Company and its affiliated enterprise. The Board focuses on sustainable long-term value creation by the Company and its affiliated enterprise and takes into account the impact the actions of the Company and its affiliated enterprise have on people and the environment and to that end weighs the stakeholder interests that are relevant in this context. The Board shall supervise the activity of the Group, which comprises of guiding its policy; monitoring the corporate management bodies and endeavoring that they respect the corporate purpose and interest; evaluating the performance of the managers; taking the most significant decisions; and delegating day-to-day management upon the management team pursuant to applicable law and regulations. The Board shall also identify and analyze the risks associated with the strategy and activities of the Company and its affiliated enterprise. It is responsible for establishing the risk appetite, as well as the measures that are put in place in order to counter the risks being taken. Based on the risk assessment, the Board designs, implements and maintains adequate internal risk management and control systems.
The Board may allocate its duties among the Directors by means of the Board Rules or otherwise in writing, with due observance of any limitations provided for by law or in the Articles of Association. Directors may validly adopt resolutions on matters that fall within the scope of their duties. In fulfilling their responsibilities, the Directors are required to be guided by the interests of the Company and its affiliated enterprise, taking into consideration the interests of the Company’s stakeholders.
The Executive Directors are primarily responsible for the day-to-day management of the Company. The Non-Executive Directors supervise the Executive Directors’ management and performance of duties and the Company’s general affairs and its business. The Non-Executive Directors also render advice to the Executive Directors. The Non-Executive Directors also perform any duties allocated to them under, or pursuant to, the law and the Articles of Association. The Executive Directors must timely provide the Non-Executive Directors with the information they need to carry out their duties.
The Board, as well as each Executive Director, acting individually, may represent the Company. In addition, the Company may authorize persons, whether or not employed by the Company, to represent the Company on a continuing basis or authorize such persons to represent the Company in a different manner.
6.C.1.2 Board Rules
Pursuant to the Articles of Association, the Board may, in writing, adopt board rules concerning its organization, decision-making, the duties and organization of committees and other internal matters concerning the Board, the Executive Directors, the Non-Executive Directors, and the committees established by the Board.
6.C.1.3 Composition, Appointment and Removal
The Articles of Association provide that the Board consists of one or more Executive Directors and two or more Non-Executive Directors. Pursuant to the Articles of Association, the majority of the Board must consist of Non-Executive Directors. The Board determines the exact number of Directors, as well as the number of Executive and Non-Executive Directors, provided that the number of Directors must be at least three and cannot exceed twelve.
The Board shall designate one of the Directors as chairman and shall designate one of the Independent Directors as Lead Director if the Chairman is not an Independent Director. The Board shall also designate one or more Directors as Vice-Chairman. In case of more than one Vice-Chairman, the Board shall assign each Vice-Chairman a rank. The Board may also grant other titles to Directors. The Board may designate a person as Secretary and may also designate one or more persons as Vice-Secretary.
The General Meeting appoints the Directors pursuant to a nomination thereto by the Board. The nomination for appointment of a Director sets out whether such Director is nominated for appointment as Executive Director or Non-Executive Director. The nomination must be included in the notice of the General Meeting at which the nomination is to be considered.
Neither Dutch law nor the Articles of Association or Board Rules contain provisions on the retirement of Directors based on an age-limit, or a number of Shares required to qualify for the role of Director.
The General Meeting may suspend or dismiss a Director. A suspension by the General Meeting may, at any time, be discontinued by the General Meeting. The Board may, at any time, suspend an Executive Director. A suspension by the Board may, at any time, be discontinued by the Board or by the General Meeting. A suspension may be extended one or more times, but the total duration of the suspension may not exceed three months. If at the end of that period, no decision has been taken on termination of the suspension or on dismissal, the suspension ends.
6.C.1.4 Term of Appointment
The Articles of Association provide that a Director shall be appointed for a term as set out in the nomination for appointment. The term of appointment of a Director lapses (at the latest) at the end of the annual General Meeting held in the third calendar year following the year of appointment. A Director may be re-appointed with due observance of the Articles of Association and applicable law. The Board may draw up a rotation schedule for the Non-Executive Directors.
6.C.1.5 Diversity
Pursuant to Dutch law, Dutch listed companies, such as the Company, are required to apply a mandatory transitional quota of at least one-third women and at least one-third men in relation to appointments of non-executive directors. A resolution to appoint a non-executive director that does not contribute to the mandatory quota while the quota is not met is null and void. In such event, the person in question will not become a Non-Executive Director. The Board currently comprises six male Non-Executive Directors and four female Non-Executive Directors. Accordingly, the composition of the Non-Executive Directors qualifies as balanced under Dutch gender legislation.
In addition, large listed Dutch companies must set appropriate and ambitious gender balance targets for the executive directors, non-executive directors and senior management levels. The targets need to be included in a plan, which has to outline the actions required to meet the gender balance targets. Such companies will also be required to report to the Dutch Social and Economic Council annually, within ten months at the end of the financial year, on the annual targets, how to achieve these and, if it has not met the targets, why and how this will be remedied. Such companies will also have to include the information on gender balance target reporting in the annual management report.
Pursuant to the Dutch Corporate Governance Code, the Company implemented a diversity and inclusion policy. The diversity and inclusion policy sets specific, appropriate and ambitious targets in order to achieve a good balance in gender diversity and the other diversity and inclusion aspects of relevance to the Company, with regard to the composition of the Board and a category of employees in managerial positions determined by the Board. The Company must disclose information on its diversity and inclusion policy in its annual management report.
6.C.1.6 Board Meetings and Decisions
Unless the applicable Dutch law, the Articles of Association or the Board Rules provide otherwise, resolutions of the Board are adopted by a majority of the votes cast in a meeting to which the majority of Directors entitled to vote attend, either in person or simultaneously through technical means (the latter, following authorization of the Chairman). Voting and adopting resolutions in writing (including by email) and without a meeting is only permitted when no Director expresses opposition to this procedure. In the event of a tied vote, the Chairman has a casting vote, provided at least two other Directors entitled to vote are in office. At a Board meeting, resolutions can only be validly adopted if the majority of the Directors entitled to vote attend the meeting in person or represented.
The Board shall meet at least once every three months to discuss the progress and foreseeable development of the Group’s business. Additionally, the Board shall also meet whenever the Chairman, the Lead Director or at least three Directors have requested a meeting. Meetings of the Board are attended by the Directors in person.
Directors may, when attendance to the meeting in person is not possible, grant a proxy to another Director for each session by any written means (including email), with the appropriate instructions.
A Director may only be represented at a meeting of the Board by another Director who is entitled to vote. Non-Executive Directors may only grant a proxy to another Non-Executive Director.
The approval of the General Meeting is required for resolutions of the Board regarding an important change in the identity or character of the Company or its business. The approval of the General Meeting is in any event required for Board resolutions relating to:
•
the transfer of the business enterprise, or practically the entire business enterprise, to a third party;

•
concluding or cancelling a long-lasting cooperation of the Company or a Group Company with another legal person or company, or as a fully liable general partner in a partnership, provided that the cooperation or cancellation is of material significance to the Company; and

•
acquiring or disposing of a participating interest in the share capital of a company with a value of at least one-third of the Company’s assets, as shown in the consolidated balance sheet with explanatory notes according to the last adopted annual accounts, by the Company or a Group Company.

The absence of approval of the General Meeting does not affect the authority of the Board or the Executive Directors to represent the Company.
6.C.2 Conflict of Interest
Pursuant to Dutch law and the Articles of Association, if a Director has a direct or indirect personal conflict of interest with the Company and its business as referred to in article 2:129(5) BW, such Director may not participate in the Board’s deliberations and decision-making on that matter.

Pursuant to the Board Rules, an Executive Director must, without delay, report any potential conflict of interest that is material to the Company or such Executive Director to the other Executive Directors and the Lead Director or, if the Chairman is an Independent Director, the Chairman. The Executive Director must provide all relevant information on this subject, including information relevant to the situation regarding his spouse, registered partner or life companion, foster child or relative by blood or marriage up to the second degree.
Pursuant to the Board Rules, a Non-Executive Director must, without delay, report any potential conflict of interest that is material to the Company or such Non-Executive Director to the Lead Director or, if the Chairman is an Independent Director, the Chairman. If the conflict of interest concerns the Lead Director or, if the Chairman is an Independent Director, the Chairman, such report must be made to the Vice-Chairman. The Non-Executive Director must provide all relevant information on this subject, including information relevant to the situation regarding his spouse, registered partner or life companion, foster child or relative by blood or marriage up to the second degree.
If no resolution of the Board can be adopted as a consequence of such a personal conflict or article 2:169(4) BW being applicable to all Directors, the resolution may be adopted by the General Meeting. Article 2:169(4) BW provides that, in case of a related party transaction, a director may not participate in the Board’s deliberations and decision-making in case the director is involved in the transaction with the related party.
6.C.3 Board Committees
The Board has an Executive Committee, an Audit and Control Committee and a Nomination and Remuneration Committee. Among other duties, the Audit and Control Committee and the Nomination and Remuneration Committee have a preparatory and/or advisory role to the Board. Each of these committees has a charter on its role, responsibilities and functioning. These committees consist of Directors who are appointed for such committees by the Board. Both committees report their findings to the Board, which is ultimately responsible for all decision-making.
6.C.4 Executive Committee
Pursuant to the Board Rules, the Executive Committee may resolve on all matters on which the Board can resolve, subject to applicable law and the Articles of Association or as explicitly provided otherwise in the Board Rules. The entirety of the members must consist of Directors. Among its duties, the Executive Committee monitors the Group’s financial information, the evolution of the main business indicators, as well as the status of the most relevant matters of the year. The Executive Committee shall ordinarily meet once per month, and as often as the Chairman should deem fit for the proper operation of the Company.
The Executive Committee consists of Rafael del Pino (chairman), Óscar Fanjul, Ignacio Madridejos, María del Pino, José Fernando Sánchez Junco, and Juan Hoyos.
6.C.5 Audit and Control Committee
In addition to the functions that may be attributed to it by the Board, the Audit and Control Committee holds the powers determined by applicable law, the Articles of Association and the Board Rules. The Audit and Control Committee assists the Board in its decision-making in relation to the supervision of the integrity and quality of the Company’s financial and sustainability reporting and the effectiveness of the Company’s internal risk management and control systems. Among its duties, the Audit and Control Committee monitors the financial reporting process, ensures that the Company’s annual accounts are drawn up in accordance with the applicable accounting regulations, proposes the selection process of the external auditor, advises the Board on the external auditor’s nomination and engagement and proposes the selection, appointment or release of the internal audit director.
The Audit and Control Committee meets when convened by its chairperson, who must do so whenever requested to do so by the Board, the Chairman of the Board, or two of the Committee members, and in any case, whenever appropriate for the proper exercise of its duties.
The number of members is determined by the Board. The entirety of the membership of the Audit and Control Committee must consist of Non-Executive Directors, the majority of which qualify as independent under the applicable rules of Nasdaq and the Dutch Corporate Governance Code. The chairperson of the Audit and Control Committee shall always be an independent Non-Executive Director.
The Audit and Control Committee consists of Óscar Fanjul (chairman), Philip Bowman, Gonzalo Urquijo and Alicia Reyes.
6.C.6 Nomination and Remuneration Committee
In addition to the function that may be attributed to it by the Board, the Nomination and Remuneration Committee holds the powers set forth by the applicable law and regulations, the Articles of Association and the Board Rules. Among its duties, the Nomination and Remuneration Committee prepares the Board’s decision-making regarding the selection criteria and appointment procedures for Directors, the periodical assessment of the size and composition of the Board, the reports on the candidates for appointment and reappointment as Directors to be submitted by the Board to the consideration of the General Meeting and the determination of the remuneration policy and the remuneration of each Executive Director. Furthermore, the Nomination and Remuneration Committee monitors compliance with the Remuneration Policy set by the Company and periodically reviews the Remuneration Policy for Directors and senior managers.
The Nomination and Remuneration Committee meets when convened by its chairperson, who must do so whenever requested by the Board, the Chairman, or two of its members, and in any case, whenever appropriate for the proper exercise of its duties.
The number of members of the Nomination and Remuneration Committee is determined by the Board. The entirety of the members of the Nomination and Remuneration Committee must consist of Non-Executive Directors, the majority of which qualify as independent under the Dutch Corporate Governance Code. The chairperson of the Nomination and Remuneration Committee shall always be an independent Non-Executive Director.
The Nomination and Remuneration Committee consists of Bruno Di Leo (chairman), José Fernando Sánchez-Junco, Hanne Sørensen and Gonzalo Urquijo.
6.D.   Employees
As of June 30, 2023 we had 24,031 employees. As of December 31, 2022, we had 23,598 full-time employees and 593 part-time employees, out of which 5,670 employees were under a temporary employment contract. In 2022, over 4,000 of our employees were based in the United States, with the remainder in various countries including Spain and the Netherlands. We believe we offer our employees competitive compensation packages and a dynamic work environment. We have generally been able to attract and retain qualified employees and maintain a core management team. We plan to hire additional experienced and talented employees in areas such as technical production, finance, marketing and certain technical areas as we grow our business.
We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.
6.E.   Share Ownership
See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A.   Major Shareholders
The following table presents the beneficial ownership of our ordinary shares as of July 31, 2023 for:
•
each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;

•
each of our executive officers and members of our Board; and

•
all of our executive officers and members of our Board as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Except as otherwise indicated, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.
The SEC rules for determination of substantial interest differ from the rules for determination of beneficial ownership under Dutch securities laws. The figures included herein have been calculated taking into consideration shares outstanding. Therefore, ordinary shares held by the Company as treasury stock have not been considered in determining the percentage of ordinary shares beneficially owned by each shareholder, executive officer or board member.
The percentage of beneficial ownership for the following table is based on 729,635,368 ordinary shares outstanding as of November 21, 2023 (and excludes 2,859,310 shares held by Ferrovial as treasury stock). Options to purchase shares that are exercisable within 60 days are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.
Unless otherwise indicated, the address for each listed shareholder is: Kingsfordweg 151, 1043 GR Amsterdam, the Netherlands.
Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% or Greater Shareholders
Rafael del Pino(1)	150,011,201	20.56%
María del Pino(2)	60,261,117	8.26%
Executive Officers and Board Members
Rafael del Pino(1)	150,011,201	20.56%
Óscar Fanjul	45,392	*
Ignacio Madridejos	87,164	*
María del Pino(2)	60,261,117	8.26%
José Fernando Sánchez Junco	180,181	*
Philip Bowman	32,279	*
Hanne Sørensen	—	—
Bruno Di Leo	—	—
Juan Hoyos	5,844	*
Gonzalo Urquijo	212	*
Hildegard Wortmann	—	—
Alicia Reyes	—	—
Ernesto López Mozo	199,205	*
Ignacio Gastón	55,070	*
Luke Bugeja	—	—
Gonzalo Nieto(3)	14,525	*
Andrés Sacristán	22,727	*

(*)
Represents less than 1%.

(1)
Rafael del Pino directly holds 16,018 ordinary shares. Rafael del Pino also owns an interest of 99.87% in Rijn Capital B.V., an entity which holds 149,995,183 ordinary shares, and may be deemed to be the beneficial owner of such ordinary shares held by Rijn Capital B.V.

(2)
María del Pino directly holds 22,977 ordinary shares. María del Pino also owns an interest of 99.99% in Menosmares, S.L., an entity which holds 60,238,140 ordinary shares, and may be deemed to be the beneficial owner of such ordinary shares held by Menosmares, S.L.

(3)
Gonzalo Nieto held 15,150 shares as of July 31, 2023. On August 3, 2023, Mr. Nieto sold 625 shares, resulting in the shareholding reflected above.

7.B.   Related Party Transactions
We report related party transactions following the standards set forth by International Accounting Standard 24 (“IAS 24”). In reporting the commercial transactions between the Company (or the Group Companies) and related parties, we separate disclosure into three separate categories: (i) transactions between Ferrovial and its directors or senior managers; (ii) transactions between Group Companies and the Company’s directors or senior managers and (iii) transactions between Group Companies. In connection with this reporting, our predecessor Ferrovial, S.A. changed its reporting criteria in the second half of 2021 due to the amendment of the Spanish applicable regulations on related party transactions.
7.B.1 Transactions between Ferrovial and its directors and senior managers
This section includes the transactions carried out between Ferrovial and:

(i)
Ferrovial’s directors and senior managers, their close family members, or entities in which one or the other holds control or joint control; or

(ii)
entities in which the Executive Directors of Ferrovial are directors or senior managers, or the Non-Executive Directors of Ferrovial are executive directors or senior managers; or entities over which Ferrovial’s Directors could exercise significant influence.

For entities mentioned in (ii) above, ordinary transactions made on standard customer terms and immaterial are not included.
There have been no transactions of this type for the six months ended June 30, 2023 and 2022 and the years ended December 31, 2022 and 2021. For the year ended December 31, 2020, the following related party transactions were carried out:
As of December 31
(Thousands of EUR)
		2020
Company Name	Transactions	Amount	Profit or loss	Balance
Marsh	Receipt of insurance services	(7)	0	0
7.B.2 Transactions between Group Companies and Ferrovial’s directors or senior managers
This section includes the transactions carried out between Group Companies and:

(i)
Ferrovial’s directors and senior managers, or their close family members, or entities in which one or the other holds control or joint control; or

(ii)
entities in which the Executive Directors of Ferrovial are directors or senior managers, or the Non-Executive Directors of Ferrovial are executive directors or senior managers; or entities over which Ferrovial’s Directors could exercise significant influence.

For entities mentioned in (ii) above, ordinary transactions made on standard customer terms and immaterial are not included.
There have been no transactions of this type for the six months ended June 30, 2023. Transactions of this type taking place during the six months ended June 30, 2022 are included as part of the disclosure for the year ended December 31, 2022.
For the years ended December 31, 2022, 2021 and 2020, the following related party transactions were carried out:

		Year ended December 31,
		2022			2021			2020
		(Thousands of EUR)
Name/Company Name	Transactions	Amount	Profit or loss	Balance	Amount	Profit or loss	Balance	Amount	Profit or loss	Balance
Rafael del Pino y Calvo-Sotelo	Services rendered	2	—	—	7	—	1	7	—	1
María del Pino y Calvo-Sotelo	Services rendered	5	1	—	6	1	—	8	1	—
Mrs. Ana María Calvo-Sotelo y Bustelo	Services rendered	—	—	—	—	—	—	45	2	4
Criu, S.L.	Services rendered	1	—	—	17	1	2	19	1	2
Cummins and group companies	Services received	—	—	—	—	—	—	(1,129)	—	—
Centro de Innovación de Infraestructuras Inteligentes Foundation	Collaboration agreements	—	—	—	—	—	—	(800)	—	—
	Services rendered	—	—	—	—	—	—	18	—	—
Haya Real Estate, S.A.	Services rendered	—	—	—	—	—	—	—	—	1
Holcim Ltd. and group companies	Purchase of cement and related materials	—	—	—	—	—	—	(1,724)	—	(53)
	Waste collection	—	—	—	—	—	—	52	1	18
Maxam Holding and Group Companies	Services rendered	—	—	—	—	—	—	1	—	—
Marsh Group Companies	Receipt of insurance services	—	—	—	—	—	—	(6,877)	—	13
Polan, S.A.	Services received	(12)	—	—	—	—	—	—	—	—
	Services rendered	17	1	—	159	1	59	152	2	42
Sidecu, S.A.	Services rendered	—	—	—	—	—	—	1	—	—
7.C.   Interests of Experts and Counsel
Not applicable.
ITEM 8.   FINANCIAL INFORMATION
8.A.   Consolidated Statements and Other Financial Information
8.A.1 Financial Statements
See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with IFRS.
8.A.2 Legal Proceedings
We are, from time to time, party to various legal proceedings arising out of our ordinary course of business.
8.A.2.1 Litigation and other contingent liabilities relating to the Toll Roads Business Division
U.S. Toll roads—NTE 35W
There was a multiple vehicle accident on February 11, 2021 on the NTE 35W in Dallas, Texas. The accident involved 133 vehicles and resulted in six deaths and other injuries.
As a result of this incident, the concession company NTE Mobility Partners Segment 3 LLC, of which we indirectly own 53.7%, together with several of our U.S. Group Companies, have been named parties to 29 claims filed, currently in the early stages of legal proceedings.
The concession company expects, following consultation with external legal advisors, no material impact even in the event of an unfavorable ruling due to the insurance policies in place. Therefore, no provision has been recorded in relation to this event.

Court proceedings instigated by the financial institutions of the Radial 4 project
In June 2013, a group of financial institutions part of the bank syndicate financing our Radial 4 project commenced court proceedings in the Madrid Court of First Instance No. 61 against the shareholders of the concession company, Cintra Infrastructures, SE (“CISE”) and Sacyr Concesiones, S.L. The concession shareholders had guaranteed a contingent capital contribution upon occurrence of certain events set forth in the relevant project financing agreement.
Specifically, the group of financial institutions sought enforcement of a EUR 23 million corporate guarantee put in place by the shareholders (of which CISE’s proportional share is EUR 14.95 million), on the grounds of an alleged breach of certain financing agreement ratios.
The Madrid Court of First Instance No. 61 dismissed the lawsuit, declaring the lack of legal standing of the bank syndicate to request an enforcement of such guarantee. The bank syndicate then lodged an appeal before the Madrid Provincial Court, that was also dismissed by the court which upheld the judgment of the Madrid Court of First Instance No. 61. The group of financial institutions decided to lodge an extraordinary appeal for procedural infringement before the Spanish Supreme Court, which the court admitted. As a result, the Madrid Provincial Court heard and reviewed the merits of the case. The Madrid Provincial Court upheld the appeal lodged by the bank syndicate.
Following the Madrid Provincial Court’s resolution in favor of the group of financial institutions, CISE and Sacyr Concesiones, S.L. filed a cassation appeal with the Spanish Supreme Court on December 10, 2020.
On October 23, 2023, CISE received the Spanish Supreme Court’s Decision dismissing the cassation appeal filed on December 10, 2020. Such dismissal rendered the Madrid Provincial Court’s resolution final and binding. As a consequence, on November 15, 2023, CISE paid EUR 14.95 million plus EUR 6.38 million of accrued interest.
Portugal − Auto-Estradas Norte Litoral S.A.
The insolvency estate of J. Gomes − Construções do Cávado, S.A., (the “J. Gomes Parent”) filed a civil lawsuit against CISE seeking the invalidity of its purchase of shares of Auto-Estradas Norte Litoral S.A. (“AENL”) (the “AENL Shares”) from J. Gomes − Concessões Norte, Unipessoal, Lda. (the “J. Gomes Subsidiary”), a fully-owned subsidiary of J. Gomes Parent. J. Gomes Parent initiated proceedings against both CISE and J. Gomes Subsidiary on the basis that the purchase price paid by CISE was lower than the fair market value of the AENL Shares. J. Gomes Subsidiary is not an insolvent entity (unlike the claimant, J. Gomes Parent). CISE acquired the AENL Shares from J. Gomes Subsidiary and the rest of minority shareholders of AENL, paying the same price per share to all shareholders.
The claimant, J. Gomes Parent, has requested that (i) CISE returns to the claimant (a) the AENL Shares and (b) an amount corresponding to the total dividends received in connection with those shares since the date on which the sale took place; and that (ii) the claimant is allowed to pay a small fraction of the price received by J. Gomes Subsidiary from CISE for such AENL Shares, with the remainder of the price to be claimed by CISE as a common creditor under J. Gomes Parent’s insolvency proceedings.
We estimate the value of the claim, including accrued legal interest, that although not yet claimed, may be requested in connection with the proceedings by J. Gomes Parent, to be an amount less than EUR 10 million.
CISE believes, after consultation with external legal advisors, that its position is reasonable and therefore has not recorded a provision in relation to this risk.
8.A.2.2 Litigation relating to the Construction Business Division
The Group’s Construction Business Division is involved in several ongoing legal proceedings, relating to construction defects in building works the Group has completed, as well as claims for civil liability. As of June 30, 2023, provisions amounting to EUR 56 million have been recorded globally in relation to these proceedings, with the provisions recorded for each lawsuit not exceeding EUR 10 million.

8.A.2.3 Legal Proceedings Related to Construction Business in Spain
In 2019, the Spanish National Markets and Competition Commission (CNMC) initiated penalty proceedings against Ferrovial Construcción, S.A. and other construction firms for alleged anti-competitive behavior. On July 6, 2022, the CNMC issued a resolution finding that Ferrovial Construcción, S.A. had committed a “very serious infringement” of Article 1 of Law 15/2007, of 3 July, on the Defense of Competition and Article 101 of the European Union Treaty and imposing a fine of EUR 38.5 million. Ferrovial Construcción, S.A. filed a contentious-administrative appeal against the CNMC’s resolution in the Spanish National High Court on October 4, 2022.
On December 9, 2022, the Spanish National High Court agreed to suspend the resolution issued by the CNMC’s Competition Court pending its decision on the contentious-administrative appeal.
The Group considers that the outcome of this lawsuit is unlikely to be unfavorable and, therefore, no amounts have been provisioned in this respect.
8.A.2.4 Legal Proceedings Related to D4R7 project (Slovakia)
Criminal Investigation for Alleged Environmental Risks and Damage in Connection with the Exploitation of Plots of Land in Jánošíková
In June 2019, the Provincial Headquarters of the National Police in Bratislava (Slovakia) initiated a criminal investigation ex officio against D4R7 Construction s.r.o., the joint venture established to carry out the D4R7 toll road construction project in Bratislava, which was formed by Ferrovial and PORR (with 65.0% and 35.0% stakes in the joint venture, respectively). The grounds for the investigation are alleged environmental risks and damage, as defined in the Slovakian Criminal Code, due to an alleged failure to obtain the necessary permits to excavate dirt from two plots of land in Jánošíková, Slovakia. The alleged damages were quantified at EUR 8.7 million.
The two plots requiring the environmental permits do not form part of the toll road site layout, although materials extracted from the plots were used to construct the project pursuant to agreements with the owners, who incurred no environmental damage. The excavation work, which also included obtaining the property owners’ consent, as well as the necessary environmental permits to extract the dirt material, was subcontracted to a local company specialized in this type of work.
The investigation is ongoing and several people have been charged and a variety of defense submissions in response to said alleged charges and expert reports have been submitted by the Slovakian authorities, as the investigator/prosecutor, and by the joint venture, as the investigated party/defendant. The last expert report in connection with the investigation was submitted by the joint venture in December 2022, after which the prosecutor submitted the investigation file to the court. Upon review, the court will decide whether there is sufficient evidence to support the allegations and if all legal requirements have been met to set the case for trial or otherwise will revert the investigation file to the prosecutor’s office for further investigation.
The Group considers improbable that the investigation will give rise to risk and, therefore, no provision has been set aside with respect to this dispute.
Criminal Investigation for Alleged Hazardous Substances and Environmental Damage in Connection with the Exploitation of Plots of Land in Blatná na Ostrove
On June 2, 2023, the Presidium of the Police Force for the National Center of Special Types of Criminality’s division investigating hazardous substances and environmental crimes filed charges against D4R7 Construction s.r.o. for an alleged crime of endangering and damaging the environment in violation of Section 300(1) of the Slovak Criminal Procedure Code. The charges allege that, between May and December 2018, D4R7 Construction s.r.o. caused environmental damage quantified as €6,594,188.76 on certain protected parcels of land located in Blatná na Ostrove by extracting more than 200,000 tons of dirt without a permit. The excavation work, as well as the necessary environmental permits to extract the dirt material, was subcontracted to a local company specialized in this type of work. A hearing date has not yet been set. D4R7 Construction s.r.o. disputes these charges and intends to file a timely response.

The Group considers improbable that the investigation will give rise to risk and, therefore, no provision has been set aside with respect to this dispute.
8.A.2.5 FB Serwis (Poland)
On February 1, 2023, the president and vice-president of the management board of FBSerwis S.A., a subsidiary of Budimex, were detained in Warsaw, Poland, by the Polish Central Anticorruption Office. According to the information provided publicly by the Polish National Prosecutor’s Office, the arrests were related to a broader investigation for alleged tax fraud and money laundering, invoice forgery, and bribery. According to these public sources, over a dozen people have been detained as part of the ongoing proceedings, including three employees of FBSerwis S.A. On March 28, 2023, the supervisory board of FBSerwis S.A. decided to dismiss the president and vice-president of the management board from said management board. FBSerwis S.A. has therefore terminated their employment contracts. The investigation is ongoing and FB Serwis S.A. is cooperating with the authorities. FBSerwis S.A.’s management board does not presently identify any significant risk for its operations. In addition, it commissioned an independent law firm to investigate any irregularities related to these events. The underlying investigation is in progress. In May 2023, the supervisory board named a new president of the management board. The management board of FBSerwis S.A. has established an internal control office to monitor compliance with its policies and procedures, which are also under review. Considering this, the management board of FBSerwis S.A. believes that, at present, there is no need to make adjustments to the financial statements in relation to these events. In the opinion of the external legal counsel engaged by FBSerwis S.A., the risk that the company could be held liable for the events under investigation is remote. Therefore, as of December 31, 2022, we have not recognized a liability in our financial statements in relation to this matter.
8.A.2.6 Tax-Related Proceedings
Tax proceedings relating to the amortization for tax purposes of financial goodwill on the acquisitions of Amey and Swissport
The Group filed an appeal against the 2014 decision by the European Commission to classify amortizations of financial goodwill as state aid. As the Group considers there are sound grounds supporting its procedural stance in this proceeding, no provision has been recorded as of June 30, 2023. However, if the court judgement is unfavorable there will be an adverse effect of EUR 87.6 million on the Group’s income statement in relation to additional Spanish CIT between 2002 to 2021. The maximum amount payable in connection with a potential unfavorable result would be EUR 46.9 million, as the remainder has already been settled by the Group.
On September 27, 2023, the European General Court issued a ruling overturning the European Commission’s October 15, 2014 decision, which considered the Spanish tax depreciation of financial goodwill with respect to indirect acquisition of non-resident companies “state aid” incompatible with the EU Treaty. The European General Court’s ruling upheld the appeals of Spain and several Spanish companies, including Ferrovial, and found that the European Commission’s decision violated the principles of legal certainty and protection of legitimate expectations. The ruling can be appealed by the European Commission before the Court of Justice of the European Union. If the ruling is appealed and subsequently upheld, the Spanish Tax Administration will be obligated to refund the initially claimed amounts.
Settlement resolution arising from the tax assessment for 2006 Spanish Corporate Income Tax
We had an ongoing dispute in connection with the Group’s 2006 Spanish CIT assessment pertaining to the application of a deduction for export activities relating to an investment made to acquire the ownership interest in the former BAA (now Heathrow Airport Holding Limited). The Group filed a cassation appeal with the Spanish Supreme Court against the settlement resolution arising from the Spanish Tax Authority’s tax assessment raised on Ferrovial’s 2006 Spanish CIT. The Group had recorded a provision amounting to EUR 120.5 million as of June 30, 2023. On September 12, 2023, the Supreme Court of Spain ruled in favor of Ferrovial. The decision, declaring the tax assessment null and void, is final.
The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, we may incur significant costs and experience a diversion of management resources as a result of litigation.

8.A.3 Dividend Policy
8.A.3.1 General
We may only make distributions, whether a distribution of profits or freely distributable reserves, to our shareholders to the extent that our equity exceeds the sum of the paid-up and called-up part of the capital and the reserves which must be maintained by Dutch law or by the Articles of Association.
8.A.3.1.1 Annual profit distribution
A distribution of profits other than an interim distribution is resolved on by the General Meeting on a proposal thereto by the Board. Such a distribution is only allowed after the adoption of the Company’s annual accounts (i.e., non-consolidated) by the General Meeting, and the information therein will determine if the distribution of profits is legally permitted for the respective financial year.
8.A.3.1.2 Right to reserve
The Board may determine that an amount out of the profit will be added to the reserves. The Board determines how a shortfall that is determined following the adoption of the annual accounts will be accounted for. A loss may be set off against the reserves to be maintained by law only to the extent allowed by law. The profits remaining after application of the foregoing will be at the disposal of the General Meeting.
8.A.3.1.3 Interim distribution
Subject to Dutch law and the Articles of Association, the Board may resolve to make interim distributions if an interim statement of assets and liabilities meeting the requirements laid down in section 2:105(4) BW shows that the Company’s equity exceeds the sum of the paid-up and called-up part of the capital and the reserves which must be maintained by law or the Articles of Association.
8.A.3.1.4 Distribution in kind
The corporate body resolving on a distribution decides whether such distribution is made in cash, in kind or in Shares, or any combination thereof. The General Meeting may only resolve to make a distribution in kind or in the form of Shares pursuant to a proposal thereto by the Board. If a distribution is made in a form other than in cash, the Board determines the value the Company will allocate to such distribution for accounting purposes.
8.A.3.1.5 Profit ranking of the Shares
All Shares rank equally in all distributions. When determining the allocation of an amount to be distributed, Shares held by the Company in its capital are not taken into account, unless those Shares are encumbered with a right of usufruct or a right of pledge.
In the event of insolvency, any claims of the holders of Shares are subordinated to those of the creditors of the Company. This means that an investor could potentially lose all or part of its invested capital.
8.A.3.1.6 Payment
Payment of any future dividend on Shares in cash will in principle be made in euro. Any dividends on Shares that are paid to Shareholders through DTC will be automatically credited to the cash account of the relevant Shareholders’ DTC participant account in U.S. dollars, including holders of book-entry interests in the Shares holding through intermediaries who are direct participants in Euroclear Bank (except for Euroclear Nederland and its participant entities), while dividends on Shares that are paid to Shareholders through Iberclear and Euroclear Nederland are expected to be credited in euro to the cash account of the relevant Euroclear Nederland or Iberclear participant. Payments to DRS Holders will be paid by the U.S. transfer agent in U.S. dollars, either by cheque or through bank transfer. Shareholders may consult their intermediary or professional advisor in relation to the currency in which their dividends will be paid. There are no restrictions in relation to the payment of dividends under Dutch law in respect of holders of Shares who are non-residents of the

Netherlands. Payments of profit and other payments are announced in a notice by the Company. A Shareholder’s claim to payments of profits and other payments lapses five years and one day after the day on which the claim became payable. Any profit or other payments that are not claimed within this period will be considered to have been forfeited to the Company and will be carried to the reserves of the Company.
For more information, see “Item 10. Additional Information—A. Share Capital.” Dividends may also be subject to Dutch withholding taxes. See “Item 10. Additional Information—E. Taxation—1. Dutch Tax Considerations” for additional information regarding dividends in accordance with Dutch law.
8.A.3.2 Our Dividend History and Policy
8.A.3.2.1 Shareholder remuneration
We have traditionally remunerated our shareholders through the payment of cash dividends and we intend to maintain a policy that allows our shareholders, if they wish, to receive all their remuneration (if any) in cash.
In order to improve the system of shareholder remuneration and pursuant to the latest trends followed in this area by peers, since 2014, we have offered our shareholders a flexible dividend program that, without limiting their ability to receive their full remuneration in cash if they so desire, allows them to receive our ordinary shares instead.
The flexible dividend program is part of our larger shareholder remuneration scheme, which typically also consists of a share buy-back and amortization of shares program.
8.A.3.2.2 Flexible dividend program
We aim to make investments to facilitate profitable growth and to maintain a solid investment grade rating while providing our shareholders with dividends based on returns from infrastructure projects.
Dividends may be implemented through a flexible dividend program, pursuant to which our shareholders have the option to receive additional shares in the Company’s capital instead of a cash dividend. Dividends paid in the form of our ordinary shares may have a dilutive effect and may be made available in the form of newly issued shares, paid up from our freely distributable reserves or such other reserves as permitted under Dutch law, or our treasury shares.
We generally distribute the flexible dividend in May and November of each year. However, in 2023, due to the Merger, the first distribution of flexible dividend was made on July 26, 2023.
The table below summarizes the distributions taking place under the flexible dividend program in place for our shareholders for financial years ended December 31, 2022, 2021, and 2020.
Ferrovial Scrip Dividend history	2022		2021		2020
	November	May	November	June	November	June
Guaranteed set price to purchase rights	0.414	0.278	0.305	0.197	0.2	0.312
Rights per ordinary share	56	87	87	120	100	71
% Ferrovial shareholders who chose ordinary shares as dividends	92.0%	47.1%	91.2%	91.9%	81.1%	59.3%
% Ferrovial shareholders who chose cash as dividends	8.0%	52.9%	8.8%	8.0%	18.9%	40.8%
Number of new ordinary shares issued	12,116,333	3,968,559	7,743,557	5,615,714	6,012,605	6,134,989
Number of rights purchased	59,056,364	388,337,800	64,828,548	59,016,522	140,089,808	299,631,164
In addition, on July 26, 2023, a flexible dividend was paid to our shareholders where each ordinary share was entitled to receive, upon election, either EUR 0.2871 dividends in cash or one new ordinary shares for every 103.2546 ordinary shares held as of July 6, 2023 (the record date). Pursuant to this dividend distribution, 28.0% of our shareholders elected payment in cash and 72.0% either did not make an election or elected payment in new ordinary shares, as a result of which 5,051,417 new ordinary shares were issued.
8.A.3.2.3 Share buy-back and amortization of shares
In addition to the flexible dividend program, our shareholder remuneration scheme also includes our periodic share buy-backs for the purpose of reducing its share capital through the subsequent amortization of our ordinary shares.

Prior to the Merger, Ferrovial approved the most recent share buy-back and amortization of shares program on February 28, 2023, which was not implemented prior to the Merger.
The table below summarizes the number of shares that we acquired under the share buy-back and amortization of shares program for the six months ended June 30, 2023 and 2022 and the financial years ended December 31, 2022, 2021, and 2020.
Ferrovial share buy-back and amortization history	Six Months Ended June 30,		Year Ended December 31,
	2023	2022	2022	2021	2020
Number of Ferrovial Shares acquired by Ferrovial	0	7,856,823	15,743,329	12,659,166	11,704,701
Percentage of share capital at the end of the program	n/a	n/a	2.1%	1.7%	1.6%
In addition to our shares acquired under the share buy-back and amortization of shares program, we further reduced our share capital in 2022 and 2020 by 6,500,783 and 2,755,960 shares, respectively, by cancellation of our treasury shares.
8.A.3.2.4 Uncollected Dividends
A claim for any declared dividend and other distributions lapses five years and one day after the date those dividends or distributions became payable. Any dividend or distribution that is not claimed within this period will be considered to have been forfeited to us and will be carried to the reserves of the Company.
8.A.3.2.5 Taxation
The tax legislation of the jurisdiction where Shareholders are resident for tax purposes, and that of the Netherlands where the Company is resident for tax purposes, may have an impact on income received from the shares.
Shareholders should consult their own tax adviser regarding the tax consequences of any income derived from the shares. For a description of certain tax considerations related to our ordinary shares, see “Item 10. Additional Information—E. Taxation.”
8.B.   Significant Changes
A discussion of the significant changes in our business can be found under “Item 4. Information on the Company—A. History and Development of the Company” and “—B. Business Overview.”
ITEM 9.   THE OFFER AND LISTING
9.A.   Offering and Listing Details
On June 30, 2023, the closing price of our ordinary shares on the Spanish Stock Exchanges was EUR 28.97 per share and on Euronext Amsterdam was EUR 29.03 per share (or USD 31.48 and USD 31.54, respectively, based on the exchange rate reported by Tullett Prebon on June 30, 2023, which was EUR 1.09 to USD 1.00).
We intend to apply to have our ordinary shares listed on Nasdaq under the symbol “FER.” For a description of the rights of our ordinary shares, see “Item 10. Additional Information—A. Share Capital.”
9.B.   Plan of Distribution
Not applicable.
9.C.   Markets
Prior to the Merger, the ordinary shares of our then parent company, first as Grupo Ferrovial, S.A., and then as Ferrovial, S.A., traded under the symbol FER on the Spanish Stock Exchanges since May 1999. As a result of the Merger, the ordinary shares are trading on the Spanish Stock Exchanges and on Euronext Amsterdam since June 2023. As of the date of this registration statement, we had 732,494,678 ordinary shares issued, of which 729,635,368 ordinary shares were outstanding and 2,859,310 ordinary shares were held by as treasury shares.

We are filing this registration statement on Form 20-F in anticipation of the listing of our ordinary shares on Nasdaq. Prior to this anticipated listing, there has been no public market for our ordinary shares in the United States. We cannot assure you that an active trading market will develop for our ordinary shares in the United States.
9.D.   Selling Shareholders
Not applicable.
9.E.   Dilution
Not applicable.
9.F.   Expenses of the Issuer
Not applicable.
ITEM 10.   ADDITIONAL INFORMATION
10.A.   Share Capital
The following descriptions of share capital are summaries and are qualified by reference to our articles of association, a copy of which is filed with the SEC as an exhibit to this registration statement.
10.A.1 Changes to our Share Capital
Since January 1, 2020, our share capital has changed as follows:
Pre-Merger—Ferrovial, S.A. and Ferrovial International SE
•
Prior to the effective date of the Merger, Ferrovial, S.A.’s share capital changed periodically as a consequence of its bi-yearly scrip dividend program, which resulted in the issuance of new shares and respective increases in its share capital, as well as in reductions of share capital through the exercise of its buy-back program and subsequent cancellation of the shares purchased.

•
During the year ended December 31, 2020, Ferrovial, S.A.’s share capital changed as follows: as of January 1, 2020, it had 735,215,443 shares issued, each with a nominal value of EUR 0.20, and representing an aggregate nominal value of EUR 147,043,088.60; as of June 1, 2020, it issued an additional 6,134,989 shares, each with a nominal value of EUR 0.20, under its scrip dividend program; as of November 20, 2020, it issued an additional 6,012,605 shares, each with a nominal value of EUR 0.20, under its scrip dividend program; subsequently, it cancelled 14,460,661 shares, each with a nominal value of EUR 0.20. Therefore, as of December 31, 2020, Ferrovial, S.A.’s share capital consisted of 732,902,376 shares, each with a nominal value of EUR 0.20, and representing an aggregate nominal value of EUR 146,580,475.20;

•
During the year ended December 31, 2021, Ferrovial, S.A.’s share capital changed as follows: as of January 1, 2021, it had 732,902,376 shares issued, each with a nominal value of EUR 0.20, and representing an aggregate nominal value of EUR 146,580,475.20; as of May 31, 2021, it issued an additional 5,615,714 shares, each with a nominal value of EUR 0.20, under its scrip dividend program; as of November 19, 2021, it issued an additional 7,743,557 shares, each with a nominal value of EUR 0.20, under its scrip dividend program; subsequently, it cancelled 12,659,166 shares, each with a nominal value of EUR 0.20,. Therefore, as of December 31, 2021, Ferrovial, S.A.’s share capital consisted of 733,602,481 shares, each with a nominal value of EUR 0.20, and representing an aggregate nominal value of EUR 146,720,496.20;

•
During the year ended December 31, 2022, Ferrovial, S.A.’s share capital changed as follows: as of January 1, 2022, we had 733,602,481 shares issued, each with a nominal value of EUR 0.20, and representing an aggregate nominal value of EUR 146,720,496.20; as of

May 26, 2022, it issued an additional 3,968,559 shares, each with a nominal value of EUR 0.20, under its scrip dividend program; as of November 18, 2022, it issued an additional 12,116,333 shares, each with a nominal value of EUR 0.20, under its scrip dividend program; subsequently, it cancelled 22,244,112 shares, each with a nominal value of EUR 0.20. Therefore, as of December 31, 2022, its share capital consisted of 727,443,261 shares, each with a nominal value of EUR 0.20, and representing an aggregate nominal value of EUR 145,488,652.20.
•
As of January 1, 2023, Ferrovial, S.A. had 727,443,261 shares issued, each with a nominal value of EUR 0.20, and representing an aggregate nominal value of EUR 145,488,652.20. The share capital of Ferrovial, S.A. was not subject to further change prior to the Merger.

•
Prior to the effective date of the Merger, Ferrovial International SE was a wholly-owned subsidiary of Ferrovial, S.A. (i.e., Ferrovial, S.A. was its only shareholder). Prior to May 17, 2023, Ferrovial International SE had 742,877,070 shares, each with a nominal value of EUR 1.00, and representing an aggregate nominal value of EUR 742,877,070. On May 17, 2023, and in anticipation of the Merger, Ferrovial International SE underwent a capital reduction which resulted in it having 371,438,535 shares issued, each with a nominal value of EUR 0.01, and representing an aggregate nominal value of EUR 3,714,385.35. The share capital of Ferrovial International SE was not subject to further change prior to the Merger.

Post-Merger—Ferrovial SE
•
On June 16, 2023, the effective date of the Merger, 724,563,453 new ordinary shares, with a nominal value of EUR 0.01 per ordinary share were allotted to the shareholders of Ferrovial, S.A., representing an aggregate nominal value of EUR 7,245,634.34, in addition to the 2,879,808 ordinary shares held in treasury. The allotment took place on the basis of a ratio consisting of one ordinary share in exchange for each share in Ferrovial, S.A. (1:1), other than any shares in Ferrovial, S.A. held by either Ferrovial, S.A. in treasury or by us at that time. Each issued share in Ferrovial, S.A. was cancelled by operation of law at the effective time of the merger. On June 16, 2023 our ordinary shares began trading on Euronext Amsterdam and the Spanish Stock Exchanges;

•
As of June 30, 2023, we had 727,443,261 ordinary shares with a nominal value of EUR 0.01 each issued, of which 724,563,453 ordinary shares were outstanding and 2,879,808 ordinary shares were held by the Company as treasury shares. As of June 30, 2023, our authorized share capital amounts to EUR 30,000,000, consisting of 3,000,000,000 ordinary shares with a nominal value of EUR 0.01 each.

•
As of the date of this registration statement, we had 732,494,678 ordinary shares issued, of which 729,635,368 ordinary shares were outstanding and 2,859,310 ordinary shares were held by the Company as treasury shares. As of the latest practicable date, our authorized share capital amounts to EUR 30,000,000, consisting of 3,000,000,000 ordinary shares with a nominal value of EUR 0.01 each.

10.A.2 Scrip Dividend
At Ferrovial, S.A.’s annual general shareholders’ meeting held on April 13, 2023, two scrip dividends (i.e., dividends where our shareholders may elect to receive their dividends either in shares or in cash), were approved. Neither of those scrip dividends had been declared prior to the Merger. On June 13, 2023 Ferrovial International SE’s general meeting resolved, amongst other things, that our Board has been authorized for a period of 18 months (from June 16, 2023 until December 16, 2024):
•
to resolve to issue such number of ordinary shares or grant rights to subscribe for such number of ordinary shares in our share capital as, in the determination of our Board, is required to implement the two scrip dividends as approved by Ferrovial, S.A.’s general meeting; and

•
to resolve on the exclusion or restriction of pre-emptive rights in respect of any issue of ordinary shares and/or the grant of rights to subscribe for ordinary shares, in each case in respect of such amount of ordinary shares as, in the determination of our Board, is required to implement the two scrip dividends.

On June 14, 2023, Ferrovial International SE’s board of directors resolved, effective after the Merger and in a form and manner consistent with Dutch law and Dutch market practice, on one or more interim dividends (as applicable), in cash or stock at the election of our shareholders, materially in the amount of the two scrip dividends approved by Ferrovial, S.A.’s general meeting (such interim dividends, in one or more tranches). At such time, Ferrovial International SE’s board also resolved that each of the Executive Committee and the Chief Executive Officer would be delegated by the Board the power to resolve on the implementation of the scrip dividends after the Merger.
On June 22, 2023, the Chief Executive Officer resolved on the implementation of an interim scrip dividend of EUR 0.2871 per share, payable in cash or shares at the election of the shareholders, to be effected against our share premium reserves. On that same date, we announced the interim scrip dividend. Pursuant to this first interim scrip dividend, 5,051,417 new ordinary shares were issued on July 25, 2023. The delay in this scrip dividend, which is usually issued in May, relates to the timing of the Merger, which was completed on June 16, 2023 and related changes to our scrip dividend model to account for the Netherlands becoming our home jurisdiction.
As of June 30, 2023, we had 727,443,261 ordinary shares with a nominal value of EUR 0.01 each issued, of which 724,563,453 ordinary shares were outstanding and 2,879,808 ordinary shares were held by the Company as treasury shares. As of June 30, 2023, our authorized share capital amounts to EUR 30,000,000, consisting of 3,000,000,000 ordinary shares with a nominal value of EUR 0.01 each.
As of July 26, 2023, the payment date of our interim scrip dividend, we had 732,494,678 ordinary shares issued, of which 729,614,870 ordinary shares were outstanding and 2,879,808 ordinary shares were held by the Company as treasury shares.
On October 16, 2023, the Executive Committee resolved on the implementation of a second interim scrip dividend of EUR 0.4276 per share, payable in cash or shares at the election of the shareholders, to be effected against our reserves. On that same date, we announced the interim scrip dividend. Currently, this scrip dividend process is ongoing.
10.A.3 Voting Rights
All ordinary shares confer the right to cast one vote at our General Meeting, except ordinary shares held in treasury.
10.A.4 Dividend and Liquidation Rights
We may resolve to distribute dividend to the holders of our ordinary shares in proportion to their respective shareholdings. The distribution can be done only after adoption of our annual accounts showing that this is permissible. Our Board may determine that an amount out of the profit will be added to the reserves. The profits remaining after will be at the disposal of our General Meeting.
In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to the nominal value of those shares.
10.A.5 Increase or reduction of Share Capital
Our articles of association enable us to increase or reduce our share capital. Our Board resolves on the issue of ordinary shares and determines the issue price, as well as the other terms and conditions of the issue, if and insofar as our Board has been authorized by the General Meeting to issue ordinary shares with due observance of the applicable statutory provisions. Unless otherwise stipulated at its grant, the authorization cannot be withdrawn without a proposal thereto by our Board.
Pursuant to a proposal of the Board, our General Meeting may decide to reduce the issued share capital with due observance of article 2:99 BW. The issued share capital may be reduced by reducing the nominal value of ordinary shares by means of amendment of our Articles of Association or by cancelling shares held in treasury by the Company.

10.B.
Memorandum and Articles of Association

The following is a description of the material terms of our articles of association and applicable Dutch law. The following descriptions of share capital and provisions of our Articles of Association are summaries and are qualified by reference to our Articles of Association, a copy of which is filed with the SEC as an exhibit to this registration statement.
10.B.1 Objects
As set out in clause 2.2 of our Articles of Association, our objects are:
•
to design, build, execute, operate, manage, run and maintain infrastructures and public and private works, either directly or through its participation in companies, groupings, consortia or any other similar legal form legally permitted in the relevant country;

•
to operate and provide all kinds of services related to urban and interurban transport infrastructure, either by land, sea or air;

•
to operate and manage all kinds of complementary services and works that could be offered around public and private works and infrastructures;

•
to hold, on its own behalf, all kinds of concessions, sub concessions, authorisations and administrative licenses for works, services and both work and services, granted by any public or private entity, organization or institution, either domestic or foreign;

•
to manage, administer, acquire, promote, transfer, urbanise, rehabilitate and operate in any form, lands, lots, residential developments, real estate zones or developments, and in general all kinds of real properties;

•
to build, acquire, supply, import, export, lease, install, maintain, distribute and operate machinery, tools, vehicles, facilities, materials, equipment and furnishings of all kinds, including urban furnishings and equipment;

•
to acquire, operate, sell and assign intellectual and industrial property rights;

•
to provide services related to the conservation, repair, maintenance, sanitation and cleaning of all kinds of works, installations and services, to both public and private entities;

•
to provide engineering services such as preparing projects, studies and reports;

•
to prepare projects and studies for the construction, maintenance, operation and marketing of all kinds of water and wastewater supply, discharge, transformation and treatment facilities and waste products research and development in such fields;

•
to provide services related to the environment such as smoke and noise control, integral waste disposal management including from collection to purification, transformation and treatment;

•
to build, manage, operate, exploit and maintain energy production or carrier systems for any kind of energy;

•
to research, design, develop, manufacture, operate and assign programs and in general computer, electronic and telecommunications products;

•
to research, operate and exploit mineral deposits, as well as acquire, use and enjoy permits, licenses, concessions, authorisations and other rights to mine, and to industrialise, distribute and sell mineral products;

•
to participate in other businesses of whatever nature, to take any other interest in or conduct the management of those businesses, to provide any kind of services to third parties, to attract financing, to finance third parties, to provide security or assume liability for the obligations of third parties;

•
to coordinate and perform on its own behalf all kinds of operations related to securities in any kind of market, national or international;

•
to buy, sell, or in any other way acquire, transmit, swap, transfer, pledge and subscribe all kinds of shares, securities convertible into shares or which grant the right to acquire or subscribe to bonds, rights, payment notes, government bonds, or tradable securities and to acquire holdings in other companies;

•
to provide any kind of legal entities and companies with management and administration services, such as consulting services and advisory services in accounting, legal, technical, financial, tax, labour and human resources matters;

•
any other activities that are permitted under applicable law;

and to do all that is connected therewith or may be conducive thereto, all to be interpreted in the broadest sense.
10.B.2 Provisions related to our Board
Pursuant to our articles of association, our Board consists of one or more Executive Directors and two or more Non-Executive directors. The exact number of directors, as well as the number of the Executive Directors and the Non-Executive Directors, is determined by our Board, provided that the number of directors must be at least three directors and cannot exceed twelve directors. The majority of Board shall consist of Non-Executive Directors and only individuals can be Non-Executive Directors.
For more information with respect to provisions in our articles of association relating to our directors, please see “Item 6. Directors, Senior Management and Employees—C. Board Practices” above.
10.B.3 Share Capital and Shares
Our authorised share capital is thirty million euro (EUR 30,000,000) and consists of three billion (3,000,000,000) ordinary shares with a nominal value of one cent (EUR 0.01) each.
Common characteristics of the ordinary shares:
•
all ordinary shares are in registered form and no share certificates are issued;

•
each holder of ordinary shares has a pre-emptive right of subscription in proportion to the aggregate nominal amount of the ordinary shares held by them, to any issuance of ordinary shares, which right may be limited or excluded by our Board with due observance of the applicable statutory provisions, if so authorized by our General Meeting and if and insofar our Board has not been authorized to do so, by our General Meeting;

•
each ordinary share held as of a certain pre-established record date confers the right to cast one vote at our General Meeting, except ordinary shares held in treasury. Blank votes, abstentions and invalid votes are regarded as votes not cast;

•
all ordinary shares have the right to participate in our profits. Profits may be distributed only after adoption of our annual accounts showing that this is permissible. Our Board may determine that an amount out of the profit will be added to the reserves. The profits remaining will be at the disposal of our General Meeting;

•
in the event of liquidation, all ordinary shares have the right to participate in any remaining balance after settlement of all debts;

•
our General Meeting may, pursuant to a proposal of our Board, decide to reduce the issued share capital by reducing the nominal value of ordinary shares or by cancelling the shares held in treasury by the Company; and

•
all issued ordinary shares are fully paid-up.

10.B.4 Actions necessary to change the rights of shareholders
A change to the rights of our shareholders would require an amendment of our Articles of Association. Our General Meeting may only adopt a resolution to amend our articles of association, pursuant to a proposal of our Board. If less than half of the issued share capital is represented at the general meeting voting on an amendment of our articles of association, a resolution of the general meeting to amend our articles of association will require a majority of at least two-thirds of the votes cast.
10.B.5 Conditions under which meetings are held
General Meetings shall be convened by our Board. Each year, our Board shall convene at least one General Meeting to be held within six months after the end of our financial year. Annual General Meetings shall be convened by issuing an announcement, which is published electronically and which is directly and permanently available until the time of the meeting. General Meetings are to be held in the municipality of Amsterdam, Rotterdam, The Hague or Utrecht. The record date for a general meeting is 28 calendar days prior to such general meeting, or such other date as prescribed by applicable law.
Each person with meeting rights is entitled in person or through a proxy, to attend a General Meeting, to address the meeting and, in case he has voting rights, to exercise his voting rights. Our Board may also determine, to the extent permitted by applicable law, that a general meeting is only accessible via electronic means of communication.
Our General Meeting adopts resolutions by a majority of the votes cast, unless applicable law or our Articles of Association provide otherwise. In case of a tied vote, the proposal is rejected. Blank votes, abstentions and invalid votes are regarded as votes not cast.
10.B.6 Limitation on the right to own securities
There are no limitations, either under the laws of the Netherlands or in our Articles of Association, on the rights of non-residents of the Netherlands to hold ordinary shares or to vote.
For information regarding the rights, preferences and restrictions attaching to our ordinary shares, please see “—A. Share Capital” above.
10.B.7 Shareholder votes requiring previous Board proposal
Our Articles of Association require that certain matters, including the following, may only be brought to our shareholders for a vote upon a proposal by our Board:
•
the issue of shares or the grant of rights to acquire new shares;

•
the limitation or exclusion of pre-emptive rights;

•
the reduction of our issued capital;

•
the appointment of directors;

•
the adoption or amendment of our remuneration policy;

•
a distribution in kind;

•
an amendment to our articles of association; and

•
a legal merger, legal demerger, or dissolution.

10.B.8 Cooling-Off Period in Response to Shareholder Activism or Hostile Take-Over
The management board of a Dutch listed company, such as the Company, may invoke a statutory cooling-off period with a maximum of 250 days (wettelijke bedenktijd). During such cooling-off period, the General Meeting would not be able to dismiss, suspend, or appoint Directors or amend the provisions in the Articles of Association relating to such matters.
The legislation allows the Board to invoke a cooling-off period in the following cases:
•
one or more Shareholders who (jointly or individually) have the right to include an item on the agenda of a General Meeting, propose an agenda item for the General Meeting to consider a proposal for the appointment, suspension or dismissal of one or more Directors or a proposal for the amendment of one or more provisions in the Articles of Association relating to such matters; or
•
a public offer for the ordinary shares is announced or made without the Company’s support for such offer,

provided, in each case, the Board considers such proposal or offer to be materially conflicting with the interests of the Company and its business.
The Board must use the cooling-off period to obtain all necessary information for a careful determination of the policy it wishes to pursue in the given situation. The Board must thereby, in any event, consult those shareholders that, solely or jointly, represent at least 3.0% of the issued and outstanding share capital of the Company at the time the cooling-off period is invoked, as well as the works’ council (if any). The position of these larger shareholders and the works’ council (if any) shall, but only with their approval, be published on the Group’s website. The Board must report on the course of events and the policy that has been pursued since the cooling-off period was invoked and such report must be publicly disclosed by the Company no later than one week after the last day of the cooling-off period. Such report shall also be discussed during the first General Meeting after the expiry of the cooling-off period.
The cooling-off period has a maximum term of 250 days, calculated from:
•
the day after the latest date on which shareholders may request an item to be placed on the agenda of the next General Meeting (which is 60 calendar days before the day of the meeting);

•
the day after the day on which the public offer is made; or

•
the day the court in preliminary relief proceedings has granted authority to shareholders holding at least 10.0% of the Company’s issued and outstanding share capital to convene a General Meeting.

The Board can voluntarily terminate the cooling-off period at any time.
In addition, one or more Shareholders who (jointly or individually) have the right to include an item on the agenda of a General Meeting, may request the Dutch enterprise chamber of the court of appeal in Amsterdam (the “Enterprise Chamber”) to terminate the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:
•
the Board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have concluded that the relevant proposal or hostile offer constituted a material conflict with the interests of the company and its business;

•
the Board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; or

•
other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and have not since been terminated or suspended within a reasonable period at the relevant shareholders’ request.

10.B.9 Rules Governing Obligations of Shareholders to Make a Public Takeover Bid
Pursuant to the Dutch Financial Markets Supervision Act (Wet op het financieel toezich) (the “FMSA”), and in accordance with European Directive 2004/25/EC, also known as the takeover directive, any shareholder who (individually or jointly) directly or indirectly obtains control of a Dutch listed company is required to make a public takeover bid for all issued and outstanding shares in that company’s share capital. Such control is deemed present if a (legal) person is able to exercise, alone or acting in concert, at least 30.0% of the voting rights in the general meeting of such listed company (subject to an exemption for major shareholders who, acting alone or in concert, already had such stake in the company at the time of that company’s initial public offering).
In addition, it is prohibited to launch a public takeover bid for shares of a listed company, such as the ordinary shares, unless an offer document has been approved by the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) (the “AFM”). A public takeover bid may only be launched by way of publication of an approved offer document unless a company makes an offer for its own shares. The public takeover bid rules are intended to ensure that in the event of a public takeover bid, among others, sufficient information will be made available to the shareholders, that the shareholders will be treated equally, that there will be no abuse of inside information and that there will be a proper and timely offer period.
10.B.10 Squeeze-out Proceedings
Pursuant to article 2:92a BW, a shareholder who for his or her own account contributes at least 95.0% of a Dutch company’s issued share capital may institute proceedings against such company’s minority shareholders jointly for the transfer of their shares to him or her. The proceedings are held before the Enterprise Chamber and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him or her. Unless the addresses of all of them are known to him or her, he or she is required to publish the same in a daily newspaper with nationwide circulation.
The offeror under a public takeover bid is also entitled to start squeeze-out proceedings if, following the public takeover bid, the offeror contributes at least 95.0% of the outstanding share capital and represents at least 95.0% of the total voting rights. The claim of a takeover squeeze-out needs to be filed with the Enterprise Chamber within three months following the expiry of the acceptance period of the offer. The Enterprise Chamber may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. In principle, the offer price is considered reasonable if the offer was a mandatory offer or if at least 90.0% of the shares to which the offer related were received by way of voluntary offer.
Pursuant to article 2:359d BW, minority shareholders that have not previously tendered their shares under an offer to transfer their shares to the offeror are entitled to institute proceedings with the Enterprise Chamber, provided that the offeror has acquired at least 95.0% of the outstanding share capital and represents at least 95.0% of the total voting rights. In regard to price, the same procedure as for takeover squeeze-out proceedings initiated by an offeror applies. The claim also needs to be filed with the Enterprise Chamber within three months following the expiry of the acceptance period of the offer.
There are no other specific statutory squeeze-out proceedings at a level of control lower than 95.0% of the total voting rights. However, it is not uncommon for the offeror in a public offer and the target to agree on a post-offer restructuring transaction pursuant to which the offeror is enabled to acquire the target or its business, subject to approval of the target general meeting where required by law or the target’s articles of association. Such a transaction can usually be implemented if the offeror has obtained a supermajority acceptance of the offer which is lower than 95.0%.
10.C.   Material Contracts
Please see “Item 4. Information on the Company—A. History and Development of the Company” and “—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources,” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a discussion of material contracts entered into outside of the ordinary course of business in the preceding three years.
Except as otherwise disclosed in this Registration Statement (including the Exhibits), we are not currently, and have not been in the last three years, party to any material contract, other than contracts entered into in the ordinary course of business.
10.D.   Exchange Controls
There are currently no Dutch currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of the Netherlands.

10.E.   Taxation
The following summary contains a description of certain Dutch, U.S. federal income and Spanish tax consequences of the acquisition, ownership and disposition of our ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our ordinary shares. The summary is based upon the tax laws of the Netherlands and regulations thereunder, on the tax laws of the United States and regulations thereunder and upon the tax laws of Spain and regulations thereunder, all as of the date hereof, which are subject to change.
You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, or other taxing jurisdiction.
10.E.1 Material Dutch Tax Considerations
This section outlines the principal Dutch tax consequences of the acquisition, holding, settlement, redemption and disposal of the Shares. It does not present a comprehensive or complete description of all aspects of Dutch tax law which could be relevant to a shareholder. For Dutch tax purposes, a shareholder may include an individual or entity not holding the legal title to the Shares, but to whom, or to which, the Shares are, or the income from the Shares is, nevertheless attributed based either on this individual or entity owning a beneficial interest in the Shares or on specific statutory provisions. These include statutory provisions attributing Shares to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the Shares.
This section is intended as general information only. Prospective shareholders should consult their own tax adviser regarding the tax consequences of any acquisition, holding or disposal of Shares.
This section is based on Dutch tax law as applied and interpreted by Dutch tax courts and as published and in effect on the date of the registration statement, including the tax rates applicable on that date, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect. This section does therefore not take into account the amendments to the Withholding Tax Act 2021 introducing an additional conditional Dutch withholding tax for certain dividend distributions to low-tax jurisdictions and in abusive situations (Wet invoering conditionele bronbelasting op dividenden) as these amendments are not yet in effect as of the date of the registration statement. Once these amendments become effective on January 1, 2024 as announced, dividends paid to certain entities considered “related” to the Company may be subject to an additional Dutch withholding tax. An entity is related if:
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it holds, directly or indirectly a qualifying interest in the Company;

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the Company directly or indirectly holds a qualifying interest in the entity; or

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an entity in which a third party holds a direct or indirect qualifying interest that also holds a qualifying interest in the Company.

An entity is also considered related to the Company if the entity is part of a collaborating group (samenwerkende groep) of entities that jointly directly or indirectly holds a qualifying interest in the Company. The term qualifying interest means a direct or indirectly held interest, either by an entity individually or jointly if an entity is part of a collaborating group (samenwerkende groep), that enables such entity or such collaborating group to exercise a definite influence over another entities’ decisions, such as the Company, and allows it to determine the other entities’ activities.
Any reference in this section made to Dutch taxes, Dutch tax or Dutch tax law should be construed as a reference to any taxes of any nature levied by or on behalf of the Netherlands or any of its subdivisions or taxing authorities or to the law governing such taxes, respectively.
Any reference made to a treaty for the avoidance of double taxation concluded by the Netherlands includes the Tax Regulation for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk), the Tax Regulation for the State of the Netherlands (Belastingregeling voor het land Nederland), the Tax Regulations for the Netherlands and Curacao (Belastingregeling Nederland Curaçao), the Tax Regulations for the Netherlands and St. Maarten (Belastingregeling Nederland Sint Maarten) and the Agreement between the

Taipei Representative Office in the Netherlands and the Netherlands Trade and Investment Office in Taipei for the avoidance of double taxation.
This section only describes the principal Dutch tax consideration for non-resident shareholders. A non-resident shareholder is a shareholder that is neither resident nor deemed to be resident in the Netherlands for purpose of Dutch income tax or corporation tax as the case may be.
Furthermore, this section does not describe any Dutch tax considerations or consequences that may be relevant where a shareholder:
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is an individual and the shareholder’s income or capital gains derived from the Shares are attributable to employment activities, the income from which is taxable in the Netherlands;

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has a substantial interest (aanmerkelijk belang) or a fictitious substantial interest (fictief aanmerkelijk belang) in the Company within the meaning of chapter 4 of the Dutch Income Tax Act. Generally, a shareholder has a substantial interest in the Company if the shareholder, alone or, in case of an individual, together with a partner for Dutch tax purposes, or any relative by blood or by marriage in the ascending or descending line (including foster-children) of the shareholder or the partner, owns or holds, or is deemed to own or hold shares or certain rights to shares, including rights to directly or indirectly acquire shares, directly or indirectly representing 5.0% or more of the Company’s issued capital as a whole or of any class of Shares or profit participating certificates (winstbewijzen) relating to 5.0% or more of the Company’s annual profits or 5.0% or more of the Company’s liquidation proceeds;

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is an entity that, although it is in principle subject to Dutch corporate income tax under the Dutch Corporate Income Tax Act, is not subject to Dutch corporate income tax or is fully or partly exempt from Dutch corporate income tax (such as a qualifying pension fund as described in Section 5 of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) (“CITA”) and a tax exempt investment fund (vrijgestelde beleggingsinstelling) as described in Section 6a CITA), or is an entity that is not tax resident in the Netherlands and that has a function comparable to a tax exempt investment fund (vrijgestelde beleggingsinstelling) as described in Section 6a CITA;

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is an investment institution (beleggingsinstelling) as described in Section 28 CITA, or is an entity that is not tax resident in the Netherlands and that has a function comparable to an investment institution (beleggingsinstelling) as described in Section 28 CITA;

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is required to apply the participation exemption (deelnemingsvrijstelling) with respect to the Shares (as defined in Section 13 CITA). Generally, a shareholder is required to apply the participation exemption if it is subject to Dutch corporate income tax and it, or a related entity, holds an interest of 5.0% or more of the nominal paid-up share capital in the Company; or

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is entitled to the dividend withholding tax exemption (inhoudingsvrijstelling) with respect to any profits derived from the Shares (as defined in Section 4 of the Dutch Dividend Withholding Tax Act). Generally, a shareholder may be entitled or required to apply the dividend withholding tax exemption if it holds an interest of 5.0% or more of the nominal paid-up share capital in the Company.

10.E.1.1 Withholding tax
A shareholder is generally subject to Dutch dividend withholding tax at a rate of 15.0% on dividends distributed by the Company. Generally, the Company is responsible for the withholding of such dividend withholding tax at source.
Dividends distributed by the Company include, but are not limited to:
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distributions of profits in cash or in kind, whatever they be named or in whatever form;

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proceeds from the liquidation of the Company or proceeds from the repurchase of Shares by the Company, other than as a temporary portfolio investment (tijdelijke belegging), in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

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the par value of the Shares issued to a shareholder or an increase in the par value of the Shares, to the extent that no related contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

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partial repayment of paid-in capital that is not recognized for Dutch dividend withholding tax purposes, or recognized for Dutch dividend withholding tax purposes, to the extent that the Company has “net profits” (zuivere winst), unless (a) the General Meeting has resolved in advance to make this repayment, and (b) the par value of the Shares concerned has been reduced by an equal amount by way of an amendment to the articles of association of the Company. The term “net profits” includes anticipated profits that have yet to be realized.

10.E.1.2 Non-Residents of the Netherlands
The description of certain Dutch tax consequences in this chapter is only intended for the following shareholders:
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Individuals who are not resident and not deemed to be resident in the Netherlands (“Non-Dutch Resident Individuals”); and

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Entities that are not resident and not deemed to be resident in the Netherlands (“Non-Dutch Resident Corporate Entities”).

Non-Dutch Resident Individuals
A Non-Dutch Resident Individual will not be subject to any Dutch taxes on income or capital gains derived from the purchase, ownership and disposal or transfer of the Shares, other than withholding tax as described above, unless:
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the Non-Dutch Resident Individual derives profits from an enterprise, whether as entrepreneur or by being co-entitled to the net worth of this enterprise other than as an entrepreneur or shareholder and this enterprise is fully or partly carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which the Shares are attributable;

•
the Non-Dutch Resident Individual derives benefits from miscellaneous activities carried on in the Netherlands in respect of the Shares, including activities which are beyond the scope of regular portfolio investment activities; or

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the Non-Dutch Resident Individual is entitled to a share—other than by way of securities, in the profits of an enterprise, which is effectively managed in the Netherlands and to which the Shares are attributable.

Non-Dutch Resident Corporate Entities
A Non-Dutch Resident Corporate Entity will not be subject to any Dutch taxes on income or capital gains derived from the purchase, ownership and disposal or transfer of the Shares, other than withholding tax as described above, unless:
•
the Non-Dutch Resident Corporate Entity derives profits from an enterprise, which is fully or partly carried on through a permanent establishment or a permanent representative in the Netherlands to which the Shares are attributable; or

•
the Non-Dutch Resident Corporate Entity is entitled to a share—other than by way of securities in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, which is effectively managed in the Netherlands and to which the Shares are attributable.

Under certain specific circumstances, Dutch taxation rights may be restricted for Non-Dutch Resident Individuals and Non-Dutch Resident Corporate Entities pursuant to treaties for the avoidance of double taxation.
10.E.1.3 Dutch Gift Tax or Inheritance Tax
No Dutch gift tax or inheritance tax is due in respect of any gift of the Shares by, or inheritance of the Shares on the death of, a shareholder, unless:

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the shareholder is resident, or is deemed to be resident, in the Netherlands at the time of the gift or death of the shareholder;

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the shareholder dies within 180 days after the date of the gift of the Shares and was, or was deemed to be, resident in the Netherlands at the time of the shareholder’s death but not at the time of the gift; or

•
the gift of the Shares is made under a condition precedent and the shareholder is resident, or is deemed to be resident, in the Netherlands at the time the condition is fulfilled.

10.E.1.4 Other Taxes and Duties
No other Dutch taxes, including taxes of a documentary nature, such as capital tax, stamp or registration tax or duty, are payable by, or on behalf of, the shareholder by reason only of the purchase, ownership and disposal of the Shares.
10.E.1.5 Residency
A shareholder will not become a resident or deemed resident of the Netherlands by reason only of holding the Shares.
10.E.2 Material U.S. Federal Income Tax Consequences
The following discussion describes certain U.S. federal income tax consequences to U.S. Holders (as defined below) of owning and disposing of the Shares. This summary applies only to U.S. Holders that hold the Shares as capital assets within the meaning of Section 1221 of the Code (as defined below) and have the U.S. dollar as their functional currency.
This discussion is based on the tax laws of the United States as in effect on the date of this registration statement, including the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury Regulations in effect or, in some cases, proposed, as of the date of this registration statement, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, and any such change could apply retroactively and could affect the U.S. federal income tax consequences described below. The statements in this registration statement are not binding on the IRS or any court, and thus we can provide no assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. Furthermore, this summary does not address any estate or gift tax consequences, any state, local or non-U.S. tax consequences or any other tax consequences other than U.S. federal income tax consequences.
The following discussion does not describe all the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:
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banks and certain other financial institutions;

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regulated investment companies;

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real estate investment trusts;

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insurance companies;

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individual retirement accounts and other tax-deferred accounts;

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broker-dealers;

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traders that elect to mark to market;

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tax-exempt entities;

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persons liable for alternative minimum tax or the Medicare contribution tax on net investment income;

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U.S. expatriates;

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persons holding Shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

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persons that actually or constructively own 5.0% or more of our stock by vote or value;

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persons subject to special tax accounting rules as a result of any item of gross income with respect to the Shares being taken into account in an applicable financial statement;

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persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

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persons who acquired Shares pursuant to the exercise of any employee share option or otherwise as compensation; or

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persons holding Shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF SHARES.
As used herein, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is or is treated as:
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an individual who is a citizen or resident of the United States;

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a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

The tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds Shares generally will depend on such partner’s status, the activities of the partnership and certain determinations made at the partner level. A U.S. Holder that is a partner in such partnership should consult its tax advisor.
10.E.2.1 Dividends and other distributions on Shares
Subject to the PFIC considerations discussed below, the gross amount of distributions made by the Company with respect to Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income in the year received, to the extent such distributions are paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the Shares and thereafter as capital gain. Assuming the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions will be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the kind of dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Dividends received by non-corporate U.S. Holders may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that (1) the Company is eligible for the benefits of the Treaty between the United States and the Netherlands or our Shares are listed on the Nasdaq or another established securities market in the United States, (2) the Company is not a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year, (3) the U.S. Holder satisfies certain holding period requirements, and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to Shares.
The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollar at that time.

Dividends on the Shares generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, Dutch taxes withheld on any distributions on the Shares may be eligible for credit against a U.S. Holder’s federal income tax liability, or at such holder’s election, may be eligible as a deduction in computing such holder’s U.S. federal taxable income. If a refund of, an exemption from, or a reduction of the tax withheld is available under the laws of the Netherlands or under the Treaty, the amount of tax withheld that is refundable, exempted, or reduced will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). If the dividends constitute qualified dividend income as discussed above, the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate applicable to the qualified dividend income, divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company with respect to Shares will generally constitute “passive category income.” Recently issued U.S. Treasury Regulations further restrict the availability of foreign tax credits. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.
10.E.2.2 Sale or other taxable disposition of Shares
Subject to the PFIC considerations discussed below, upon a sale or other taxable disposition of Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such Shares, in each case as determined in U.S. dollars. Any such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the Shares exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations.
Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of Shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes. As a result, the use of U.S. foreign tax credits relating to any Dutch income tax imposed upon gains in respect of Shares may be limited. Recently issued U.S. Treasury Regulations further restrict the availability of foreign tax credits. U.S. Holders should consult their tax advisors regarding the tax consequences if Dutch taxes are imposed on a taxable disposition of Shares and their ability to credit any Dutch tax against their U.S. federal income tax liability.
If the consideration received upon the sale or other disposition of Shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of taxable disposition. The Company expects the Shares will be listed on Nasdaq Global Select Market. If the Shares are treated as traded on an established securities market for U.S. federal income tax purposes and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such holder will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. An accrual basis taxpayer that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute U.S.-source ordinary income or loss.
A U.S. Holder’s initial tax basis in Shares generally will equal the cost of such Shares. However, if a U.S. Holder acquired the Shares upon the Merger in exchange for the Ferrovial, S.A.’s Shares and if the Merger qualifies as a tax-free reorganization for U.S. tax purposes, such U.S. Holder’s tax basis may be equal to the adjusted tax basis in the Ferrovial, S.A.’s Shares surrendered in exchange. If a U.S. Holder used foreign currency to purchase the Shares, the cost of the Shares will be the U.S. dollar value of the foreign currency purchase price on the date of purchase, translated at the spot rate of exchange on that date. If the Shares are treated as traded on an established securities market for U.S. federal income tax purposes and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, the U.S. Holder will determine the U.S. dollar value of the cost of such Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

10.E.2.3 Passive foreign investment company considerations
The Company will be classified as a PFIC for any taxable year if either: (a) at least 75.0% of its gross income is “passive income” for purposes of the PFIC rules or (b) at least 50.0% of the value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income includes interest, dividends and other investment income, with certain exceptions. The PFIC rules also contain a look-through rule whereby the Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25.0% or more (by value) of the stock.
Under the PFIC rules, if the Company were considered a PFIC at any time that a U.S. Holder holds the Shares, the Company would continue to be treated as a PFIC with respect to such investment unless (i) the Company ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules.
Whether the Company is treated as a PFIC is a factual determination that is made on an annual basis after the close of each taxable year. This determination will depend on, among other things, the ownership and the composition of the income and assets, as well as the value of the assets (which may fluctuate with our market capitalization), of the Company and its subsidiaries from time to time. Based on the nature of the Company’s business, the ownership and the composition of the income, assets and operations of the Company, although not free from doubt, the Company believes it was not a PFIC for the taxable year ending December 31, 2022, and does not expect to be treated as a PFIC for the current taxable year. However, the determination of the Company’s PFIC status is complex and subject to ambiguities. Moreover, the Company’s PFIC status for the current and future taxable years depends, in large part, on the expected value of our goodwill, which could fluctuate significantly. The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Therefore, there can be no assurance that the Company will not be classified as a PFIC for the current taxable year or for any future taxable year.
If the Company is considered a PFIC at any time that a U.S. Holder holds Shares, any gain recognized by the U.S. Holder on a sale or other disposition of the Shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for the Shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on Shares exceeds 125.0% of the average of the annual distributions on the Shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the Shares if the Company is considered a PFIC.
If the Company is considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in Shares.
10.E.2.4 Information reporting and backup withholding
Distributions with respect to Shares and proceeds from the sale, exchange or redemption of Shares may be subject to information reporting to the IRS and U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

10.E.2.5 Additional information reporting requirements
Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include the Shares) are required to report information relating to such assets, subject to certain exceptions (including an exception for Shares held in accounts maintained by certain financial institutions). Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. U.S. Holders should consult their tax advisors regarding the applicability of these requirements to their acquisition and ownership of Shares.
10.E.3 Spanish Tax Considerations
Spanish tax law foresees a special tax neutral regime established in Spain in Chapter VII of Title VII of the Spanish CIT Law (the “Special Tax Neutral Regime”). Under this Special Tax Neutral Regime, certain transactions of a reorganization nature may benefit from total or partial tax neutrality that consists in deferring the tax due on the gains or losses which may arise in connection with the reorganization, both for the companies involved and its shareholders. This Special Tax Neutral Regime is applicable if certain requirements are met.
Cross-border mergers where the absorbed company is resident for tax purposes in Spain and the absorbing company is resident in another EU member state for tax purposes may elect for this Special Tax Neutral Regime provided the merger takes place mainly for valid business reasons and not for tax purposes. In order for the Special Tax Neutrality Regime to apply to the Company, its assets and liabilities must be allocated to a permanent establishment of the Company located in Spain.
Ferrovial, S.A. applied the Special Tax Neutrality Regime, and at such time, Ferrovial, S.A.’s assets were allocated to a branch of the Company in Spain, and to the extent that the Merger is considered by the Spanish tax authorities to be carried out for sound business reasons and not tax driven:
•
The Merger did not constitute any realization or distribution of capital gains or losses relating to assets of Ferrovial, S.A. which were transferred to the Company and affected to its Spanish branch.

•
The assets which were transferred to the Company and affected to its Spanish branch by means of the Merger will keep the same tax basis that they had in the hands of Ferrovial, S.A. prior to the Merger.

•
As referred above, to benefit from the Special Tax Neutral Regime, the Merger has to meet the business purposes test: the Merger must be carried out with the purpose of rationalizing, reorganizing or restructuring the economic activities of the entities participating in the operation but cannot be carried out merely to obtain a tax advantage or tax deferral.

The Special Tax Neutral Regime will also apply to Shareholders resident in Spain or in an EU or EEA member state, that should attribute to the Shares received in exchange the same tax basis that the shares of Ferrovial, S.A. exchanged held immediately before the Merger. This Special Tax Neutral Regime does not apply to shareholders not resident in an EU or EEA member state; which cannot take advantage of the Special Tax Neutral Regime and will trigger gains or losses in Spain as a result of the Merger.
Pursuant to the amended consolidated text of the Spanish Non-resident Income Tax Law, approved by Royal Legislative Decree 5/2004 of March 5 and its implementing regulations, as approved by Decree Law 1776/2004 of July 30 (the “NRIT Law”), capital gains derived from the transfer of the Shares (the Merger implies a transfer of Shares), or any other capital gain related to such securities by legal entities or individuals who do not act through a permanent establishment in Spain, are subject to non-resident income tax (“NRIT”), being the tax payable calculated, generally, in accordance with the rules set forth by the Spanish Law 35/2006 of November 28 on the Personal Income Tax and on the partial amendment of the Corporate Income Tax, Non-resident Income Tax and Wealth Tax Law and its implementing regulations, as approved by Decree Law 439/2007 of March 30 (“PIT Law”). In particular, capital gains derived from the transfer of the Shares are subject to NRIT at the rate of 19.0% in the 2023 tax year, unless a domestic exemption or a Double Taxation Treaty applies, in which case the provisions of the Double Taxation Treaty prevails.
Under Spanish tax law, capital gains derived from the transfer of shares which have not been obtained through a permanent establishment in Spain by individuals and entities resident for tax purposes in other member states of the EU, or permanent establishments of these residents in another EU member state (other than Spain) are exempt from NRIT, provided that they have not been obtained through countries officially qualifying as non-cooperative jurisdictions for Spanish tax purposes. This exemption does not apply to capital gains resulting from the transfer of shares or rights of an entity: (i) when the assets of that entity comprise, mainly, real estate property located in the Spanish territory, whether directly or indirectly; (ii) in the case that the transferor is a non-resident individual at any time during the twelve months prior to the transfer, when the transferor holds an interest, directly or indirectly, of at least 25.0% of the capital or equity of the company; or (iii) in the case that the transferor is a non-resident company, when the transfer does not meet the requirements for application of the exemption set down in article 21 of the CIT Law. This exemption also applies to capital gains which have not been obtained through a permanent establishment in Spain by individuals and entities resident for tax purposes in member states of the EEA, or permanent establishments of these resident in other member states of the EEA, provided that the requirements set forth in the NRIT Law are met.
Please also note that, under the Spanish holding company regime (régimen de entidades de tenencia de valores extranjeros) capital gains obtained by non-residents corresponding to gains related to the holding of foreign active entities are not subject to capital gain taxes in Spain, provided the non-resident shareholder is not acting through a non-cooperative jurisdiction for Spanish tax purposes.
In general, offsetting gains and losses from different transfers is not permitted.
Non-resident shareholders are obliged to file a tax return (currently, Form 210), calculating and paying, as applicable, the resulting NRIT due. This tax return may also be filed, and the NRIT paid, by the taxpayer’s tax representative in Spain, the depository or the manager of the shares, applying the procedure and the tax return set out in Order EHA/3316/2010, of 17 December 2010.
In the event that an exemption applies, whether under Spanish law or through a Double Taxation Treaty, the non-resident shareholder must provide evidence of his, her or its right by providing a certificate of tax residency in a timely manner duly issued by the tax authorities of his/her/its country of residence (which must state, as the case may be, that the investor is resident in that country within the meaning of the applicable Double Taxation Treaty) or the form stipulated in the Order implementing the applicable Double Taxation Treaty. Such tax residency certificates are generally valid for one year from the date of issue for these purposes, and must refer to the tax period in which the capital gain is made.
10.F.   Dividends and Paying Agents
Not applicable.
10.G.   Statement by Experts
The consolidated financial statements of the Company at December 31, 2022, 2021 and for each of the three years in the period ended December 31, 2022, appearing in this Registration Statement, have been audited by Ernst & Young, S.L., independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
From December 2020 to February 2023, prior to the engagement of Ernst & Young S.L. (“EY Spain”) as our independent auditor under the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), EY Spain’s Forensics and Integrity Services group provided expert services to a subsidiary of the Company related to fees it paid on certain construction projects. This service was not prohibited under the home country independence rules in Spain; however, it is inconsistent with the SEC and PCAOB independence rules. The service did not involve EY Spain representing the subsidiary in court or making management decisions on behalf of the subsidiary. The service had no impact on the consolidated financial statements of the Company or the related audit procedures or judgments of EY Spain. The related fees are not material to the respective parties.
After careful consideration of the facts and circumstances and the applicable independence rules, EY Spain has concluded that (i) the aforementioned matter does not impair its ability to exercise objective and impartial judgment in connection with its audits of the Company’s consolidated financial statements, and (ii) a reasonable investor with knowledge of all relevant facts and circumstances would reach the same conclusion. After considering this matter, the Company’s management and Audit and Control Committee concurred with EY Spain’s conclusions.
10.H.   Documents on Display
Upon effectiveness of this registration statement, we will be subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within 120 days of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.
As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
In addition, since our ordinary shares are traded on Euronext Amsterdam and the Spanish Stock Exchanges, we file or disclose, as applicable, annual and semi-annual reports and other information with, and furnish information to the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, the “AFM”) and the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores, or “CMNV”), as required under the applicable Dutch and Spanish laws.
Copies of our filings with the AFM and the CMNV can be retrieved electronically at www.afm.nl and www.cnmv.es, respectively. We also maintain a web site at www.ferrovial.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this registration statement on Form 20-F, and the reference to our website in this registration statement on Form 20-F is an inactive textual reference only.
10.I.   Subsidiary Information
For information on our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure,” and Exhibit 8.1 to this registration statement.
ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
For information on our quantitative and qualitative market risks, see Note 5.4 to the Audited Financial Statements.
ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A.   Debt Securities
Not applicable.
12.B.   Warrants and Rights
Not applicable.
12.C.   Other Securities
Not applicable.
12.D.   American Depositary Shares
Not applicable.

PART II
ITEM 13.
DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.
ITEM 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.
ITEM 15.
CONTROLS AND PROCEDURES

15.A.
Disclosure Controls and Procedures

Not applicable.
15.B.
Management’s Annual Report on Internal Control Over Financial Reporting

Not applicable.
15.C.
Attestation Report of the Registered Public Accounting Firm

Not applicable.
15.D.
Changes in Internal Control Over Financial Reporting

Not applicable.
ITEM 16.
[RESERVED]

ITEM 16A.
AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.
ITEM 16B.
CODE OF ETHICS

Not applicable.
ITEM 16C.
PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.
ITEM 16D.
EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.
ITEM 16E.
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.
ITEM 16F.
CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.
ITEM 16G.
CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.
MINE SAFETY DISCLOSURE

Not applicable.
ITEM 16I.
DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.
PART III
ITEM 17.
FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”
ITEM 18.
FINANCIAL STATEMENTS

Financial Statements are filed as part of this registration statement, beginning on page F-1.
ITEM 19.
EXHIBITS

The following documents are filed as part of this registration statement.
EXHIBIT INDEX
Exhibit No.	Description
1.1+	Articles of Association
4.1+	407 ETR Concession and Ground Lease Agreement Form of Indemnification Agreement
8.1+	List of Subsidiaries
11.1*	Code of Ethics
15.1*	Consent of Ernst & Young, S.L., independent registered public accounting firm

*
To be filed by amendment.

†
Indicates management contract or compensatory plan.

+
Previously filed

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.
Dated:	Ferrovial SE By: Name: Ignacio Madridejos Title: Chief Executive Officer
By: Name: Ernesto López Mozo Title: Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Interim Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2023 and 2022 (unaudited)
Audited Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

FERROVIAL SE CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF JUNE 30, 2023 AND DECEMBER 31, 2022 (UNAUDITED)
(Million euro)	NOTE	06.30.2023	12.31.2022
Non-current assets		18,393	18,925
Goodwill	5.2	477	480
Intangible assets		138	138
Fixed assets in infrastructure projects		13,270	13,667
Intangible asset model	5.3	13,106	13,504
Financial asset model		164	163
Property, plant and equipment		533	479
Right-of-use		154	183
Investments in associates	5.4	2,049	1,951
Non-current financial assets	8	815	1,095
Loans granted to associates		239	246
Non-current restricted cash	7	317	597
Other non-current receivables		259	252
Deferred taxes assets	5.7	798	784
Long-term financial derivatives at fair value	8.2	159	148
Current assets		7,305	7,411
Inventories		476	476
Current income tax assets		47	19
Short-term trade and other receivables	5.5	1,769	1,600
Trade receivables for sales and services		1,439	1,300
Other short-term receivables		330	300
Cash and cash equivalents	7	4,685	5,130
Infrastructure project companies		159	168
Restricted cash		29	38
Other cash and cash equivalents		130	130
Ex-infrastructure project companies		4,526	4,962
Short term financial derivatives at fair value	8.2	36	184
Assets held for sale	1.3	292	2
TOTAL ASSETS		25,698	26,336
The accompanying notes are an integral part of the interim condensed consolidated financial statements as of and for the six-month period ended June 30, 2023.

(Million euro)	NOTE	06.30.2023	12.31.2022
Equity	6	5,856	6,473
Equity attributable to shareholders		3,809	4,233
Equity attributable to non-controlling interests		2,047	2,240
Non-current liabilities		14,061	14,486
Deferred income		1,379	1,410
Employee benefit plans		2	2
Long-term provisions	5.6	283	290
Long-term lease liabilities		70	120
Borrowings	7	10,436	10,776
Debentures and borrowings of infrastructure project companies		7,546	7,893
Debentures and borrowings of ex-infrastructure project companies		2,890	2,883
Other payables		918	898
Deferred taxes	5.7	903	924
Long-term financial derivatives at fair value	8.2	70	66
Current liabilities		5,781	5,377
Short-term lease liabilities		84	64
Borrowings	7	852	877
Debentures and borrowings of infrastructure project companies		52	74
Bank borrowings of ex-infrastructure project companies		800	803
Financial derivatives at fair value	8.2	39	47
Current income tax liabilities		35	30
Short-term trade and other payables	5.5	3,533	3,429
Trade payables		1,819	1,663
Advance payments from customers and work certified in advance		1,405	1,364
Other short-term payables		309	402
Short-term provisions	5.6	933	930
Liabilities held for sale	1.3	305	—
TOTAL LIABILITIES AND EQUITY		25,698	26,336
The accompanying notes are an integral part of the interim condensed consolidated financial statements as of and for the six-month period ended June 30, 2023.

FERROVIAL SE CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023 AND 2022 (UNAUDITED)
Income statement (million euro)	Note		06.30.2023	06.30.2022
Revenues	4		3,940	3,534
Other operating income			1	1
Revenues and other operating income			3,941	3,535
Materials consumed			497	581
Other operating expenses			2,265	1,925
Personnel expenses	11		778	716
Total operating expenses			3,540	3,222
Fixed asset depreciation			201	143
Impairment and disposal of fixed assets	9.1		—	—
Operating profit/(loss)			200	170
Net financial income/(expense) from financing			(153)	(109)
Profit/(loss) on derivatives and other net financial income/(expense)			(12)	(66)
Net financial income/(expense) from infrastructure projects			(165)	(175)
Net financial income/(expense) from financing			50	11
Profit/(loss) on derivatives and other net financial income/(expense)			15	46
Net financial income/(expense) from ex-infrastructure projects			65	57
Net financial income/(expense)	9.2		(100)	(118)
Share of profits of equity-accounted companies	5.4		83	55
Profit/(loss) before tax from continuing operations			183	107
Income tax / (expense)	9.3		(20)	(21)
Profit/(loss) net of tax from continuing operations			163	86
Profit/(loss) net of tax from discontinued operations	9.4		6	(5)
Net profit/(loss)			169	81
Net profit/(loss) for the period attributed to non-controlling interests			(54)	(28)
Net profit/(loss) for the period attributed to the parent company			115	53
Net earnings per share attributed to the parent company (in euros)		Diluted	0.15	0.07
		Basic	0.15	0.07
Net earnings per share attributed to the parent company Continuing Operations (in euros)		Diluted	0.14	0.07
		Basic	0.14	0.07
The accompanying notes are an integral part of the interim condensed consolidated financial statements as of and for the six-month period ended June 30, 2023.

FERROVIAL SE CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023 AND 2022 (UNAUDITED)
(Million euro)	Note	06.30.2023	06.30.2022
a) Net profit/(loss)		169	81
Attributed to the parent company		115	53
Attributed to non-controlling interests		54	28
b) Income and expenses recognized directly in equity	6	(22)	463
Fully-consolidated companies		(24)	317
Impact on hedge reserves	8	17	174
Impact on defined benefit plan reserves		—	—
Currency translation differences		(46)	183
Tax effect		5	(40)
Companies classified as held for sale		—	(7)
Impact on hedge reserves		—	—
Impact on defined benefit plan reserves		—	—
Currency translation differences		—	(7)
Tax effect		—	—
Equity-accounted companies		2	153
Impact on hedge reserves		9	80
Impact on defined benefit plan reserves		—	—
Currency translation differences		(3)	91
Tax effect		(4)	(18)
c) Transfers to income statement	6	—	(40)
Fully-consolidated companies		—	(47)
Transfers to income statement		—	(62)
Tax effect		—	15
Companies held for sale		—	7
Transfers to income statement		—	9
Tax effect		—	(2)
Equity-accounted companies		—	—
Transfers to income statement		—	—
Tax effect		—	—
a+b+c TOTAL COMPREHENSIVE INCOME		147	504
Attributed to the parent company		118	364
Attributed to non-controlling interests		29	140
The accompanying notes are an integral part of the interim condensed consolidated financial statements as of and for the six-month period ended June 30, 2023.

FERROVIAL SE CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023 AND 2022 (UNAUDITED)
(Million euro)	Share capital	Share premium	Treasury shares	Other equity instruments	Measurement adjustments	Retained earnings and other reserves	Attributed to shareholders	Attributed to non- controlling interests	Total equity
Balance at 12.31.22	145	—	(26)	508	(778)	4,384	4,233	2,240	6,473
Merger impact	(138)	4,400	—	—	(10)	(4,252)	—	—	—
Balance at 01.01.23	7	4,400	(26)	508	(788)	131	4,233	2,240	6,473
Consolidated profit/(loss) for the period	—	—	—	—	—	115	115	54	169
Income and expenses recognized directly in equity	—	—	—	—	3	—	3	(25)	(22)
Transfers to the income statement	—	—	—	—	—	—	—	—	—
Total income and expenses recognized for the period	—	—	—	—	3	115	118	29	147
Scrip dividend agreement	—	—	—	—	—	—	—	—	—
Other dividends	—	—	—	—	—	—	—	(295)	(295)
Treasury share transactions	—	(52)	(52)	—	—	52	(52)	—	(52)
Shareholder remuneration	—	(52)	(52)	—	—	52	(52)	(295)	(347)
Share capital increases/reductions	—	—	—	—	—	—	—	71	71
Share-based remuneration schemes	—	—	—	—	—	7	7	—	7
Other movements	—	—	—	—	—	14	14	2	16
Other transactions	—	—	—	—	—	21	21	73	94
Perpetual subordinated bond issues	—	—	—	(508)	—	(3)	(511)	—	(511)
Scope changes	—	—	—	—	—	—	—	—	—
Balance at 06.30.2023	7	4,348	(78)	—	(785)	317	3,809	2,047	5,856
(Million euro)	Share capital	Share premium	Treasury shares	Other equity instruments	Measurement adjustments	Retained earnings and other reserves	Attributed to shareholders	Attributed to non- controlling interests	Total equity
Balance at 12.31.21	147	218	(124)	507	(1,299)	4,707	4,156	1,790	5,946
Consolidated profit/(loss) for the period	—	—	—	—	—	53	53	28	81
Income and expenses recognized directly in equity	—	—	—	—	351	—	351	112	463
Transfers to the income statement	—	—	—	—	(40)	—	(40)	—	(40)
Total income and expenses recognized for the period	—	—	—	—	311	53	364	140	504
Scrip dividend agreement	1	—	—	—	—	(109)	(108)	—	(108)
Other dividends	—	—	—	—	—	—	—	(119)	(119)
Treasury share transactions	—	(218)	(248)	—	—	218	(248)	—	(248)
Shareholder remuneration	1	(218)	(248)	—	—	109	(356)	(119)	(475)
Share capital increases/reductions	—	—	—	—	—	—	—	151	151
Share-based remuneration schemes	—	—	—	—	—	(1)	(1)	—	(1)
Other movements	—	—	—	—	—	3	3	—	3
Other transactions	—	—	—	—	—	2	2	151	153
Perpetual subordinated bond issues	—	—	—	(6)	—	(3)	(9)	—	(9)
Scope changes	—	—	—	—	—	—	—	(1)	(1)
Balance at 06.30.2022	148	—	(372)	501	(988)	4,868	4,157	1,961	6,118
The accompanying notes are an integral part of the interim condensed consolidated financial statements as of and for the six-month period ended June 30, 2023.

FERROVIAL SE CONDENSED CONSOLIDATED CASH FLOW STATEMENTS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023 AND 2022 (UNAUDITED)
(Million euro)	NOTE	2023	2022
Net profit/(loss) attributable to the parent company		115	53
Adjustments to profit/(loss)		286	326
Net profit/(loss) for the period attributed to non-controlling interests		55	28
Profit (loss) net of tax from discontinued operations		(6)	5
Income tax / (expense)		19	21
Share of profits of equity-accounted companies		(83)	(54)
Net financial income/(expense)		100	118
Impairment and disposal of fixed assets		—	—
Fixed asset depreciation		201	143
Operating profit/(loss) Discontinued Operations ex - depreciation/amortization & impairment		—	65
Tax payments		(66)	(34)
Change in working capital (receivables, payables and other)	5.5	(108)	(218)
Dividends received from equity accounted infrastructure project companies	5.4	55	12
Cash flows from operating activities		282	139
Investments in property, plant and equipment/intangible assets		(44)	(34)
Investments in infrastructure projects	5.3	(138)	(295)
Loans granted to associates/acquisition of companies		(77)	(56)
Interest received	9.2	119	16
Investment of long-term restricted cash		271	26
Divestment of infrastructure projects		—	—
Divestment/sale of companies	1.2	(7)	180
Cash flows from (used in) investing activities		124	(163)
Financing activities
Capital cash flows from non-controlling interests	6	83	114
Scrip dividend		—	(108)
Treasury shares purchases		(52)	(248)
Shareholder remuneration	6	(52)	(356)
Dividends paid to non-controlling interests of investees	6	(292)	(115)
Other movements in shareholder’s funds	6	(515)	3
Interest paid	9.2	(213)	(156)
Lease payments		(39)	(49)
Increase in borrowings		127	228
Decrease in borrowings		(81)	(36)
Net change in borrowings from discontinued operations		—	(22)
Cash flows from (used in) financing activities		(982)	(389)
Effect of exchange rates on cash and cash equivalents		164	13
Changes in cash and cash equivalents from assets held for sale	7	(33)	(55)
Change in cash and cash equivalents	7	(445)	(455)
Cash and cash equivalents at beginning of period		5,130	5,536
Cash and cash equivalents at end of period		4,685	5,081
The accompanying notes are an integral part of the interim condensed consolidated financial statements as of and for the six-month period ended June 30, 2023.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS PERIOD ENDED JUNE 2023 (UNAUDITED)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023 (UNAUDITED)
1. Activities and Group reorganization
1.1 Activities
Ferrovial SE comprises the Dutch parent company, Ferrovial SE, and its subsidiaries and investees (hereinafter referred to as “Ferrovial”, the “Ferrovial Group”, the “Group” or “FSE Group”). Its registered office is at Kingsfordweg 151, 1043 GR Amsterdam, Netherlands.
Through these companies, Ferrovial engages in the following four lines of business, which are its reporting segments under IFRS 8:
•
Construction: Design and execution of all manner of public and private works, including most notably the construction of public infrastructures.

•
Toll Roads: Development, financing and operation of toll roads.

•
Airports: Development, financing and operation of airports.

•
Energy Infrastructures and Mobility: It focuses on development, financing and operation of power transmission lines and renewable energy generation plants, mobility, waste management plants and services to the mining industry in Chile.

For a more detailed description of the various areas of activity in which the consolidated Group conducts business, please consult the Group’s website: www.ferrovial.com.
For the purpose of understanding these interim consolidated financial statements, it should be noted that a part of the activity carried out by the Group’s business divisions consists of the development of infrastructure projects, primarily in the toll road and airport business lines, but also in the construction and energy fields. The modus operandi for these projects is described in the annual accounts as of December 31, 2022.
Following competitive bidding processes, these projects are conducted through long-term contracts entered with public authorities (the “grantor”) which grant the right to build or upgrade, operate and maintain the infrastructure. The contract is awarded to a legal entity, the concessionaire entity, whose sole purpose is the performance of the project, where the Group has an ownership interest, together with other shareholders.
The concessionaire has to finance the construction or upgrade of the public infrastructure mainly with borrowings guaranteed by the future cash flows coming from the project term; as a result, these projects usually have restricted cash established in the financing agreements to ensure repayment of borrowings. The shareholders also make capital contributions. Borrowings are generally secured at the time of entering into the service concession arrangement, and have no recourse to the shareholder or, in some cases, the recourse to the shareholders is limited to the guarantees issued.
Once construction or upgrade is complete, the concessionaire starts to operate and maintain the infrastructure, and in return, collects tolls or regulated charges for the use of the infrastructure, or through amounts paid by the grantor based on the availability for use of the related asset. These inflows allow to recover the initial investment. In most cases the construction and subsequent maintenance of the infrastructure is subcontracted by the concession operators to the Group’s Construction Division.
From an accounting standpoint, most of these arrangements are within the scope of application of IFRIC 12.
Accordingly, and in order to aid understanding of the Group’s financial performance, these consolidated financial statements separately detail the impact of projects of this nature under “fixed assets in infrastructure projects” (distinguishing between those to which the intangible asset model is applied and those to which the financial asset model is applied), under long-term financial assets and, mainly, in the cash and cash equivalents and borrowings disclosures.
It is also important to highlight that the Group’s main investments correspond to the 43.23% ownership interest in 407 ETR, the concession operator of the 407 ETR toll road in Toronto (Canada), and the 25% ownership interest in

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS PERIOD ENDED JUNE 2023 (UNAUDITED)

Heathrow Airport Holdings (HAH), the company that owns Heathrow Airport in London (UK), which have both been equity-accounted companies since 2010 and 2011, respectively; the 49% indirect shareholding in the capital of the company JFK NTO LLC, the concession company of the New Terminal One at the International John F. Kennedy Airport in New York; the 50% stake in AGS, which owns Aberdeen, Glasgow and Southampton airports in UK, and the 24,86% ownership interest in IRB Infrastructure Developers Limited, one of India’s leading infrastructure companies, listed in Bombay. Details of these companies are included in note 5.4 on investments in equity-accounted companies.
1.2 Group reorganization
On February 28, Ferrovial’s Board of Directors approved the common terms of the cross-border merger of Ferrovial, S.A., the Spanish listed company and ultimate parent company of the Ferrovial Group, into its wholly-owned Dutch subsidiary Ferrovial International SE, which was also approved by the General Shareholders’ Meetings of both entities held on April 13, 2023 and finally completed on June 16, 2023. As a result of this transaction, the new parent company of the Ferrovial Group is Ferrovial SE, a European public limited company (“Societas Europaea”) domiciled in the Netherlands and currently listed on both Euronext in Amsterdam, a regulated market on Euronext Amsterdam N.V. (the “Dutch Stock Exchange”) and the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, regulated markets of Bolsas y Mercados Españoles, Sociedad Holding deMercados y Sistemas Financieros, S.A. (the "Spanish Stock Exchanges").
This business reorganization is driven by the growing internationalization of Ferrovial (in 2022, 82% of the Group’s revenues and nearly 96% of its value came from activities outside Spain) and with the final aim being to list Ferrovial in the United States of America.
Accounting treatment
In the merger, all shareholders of the former parent company of the Group, Ferrovial, S.A., were allotted shares in the new parent company of the Group, Ferrovial SE, except for a small group of shareholders who received cash in lieu of shares in connection with the merger in compliance with the applicable laws and regulations. The companies that are part of the Group remain the same without any type of change in terms of shareholding percentages.
This type of reorganization is not considered a business combination under IFRS 3, and is not specifically covered under IFRS. Following IAS 8 guidance, the Company has analyzed other accounting rules treating similar transactions (such as chapter 19.7 of FRS 102 in UK, DAS 216.503 in the Netherlands, or ASC 805.50.05 in US GAAP) in order to develop a policy that reflects the substance of the transaction. After that analysis, the Group has decided to apply the “pooling of interest” or “predecessor accounting” approach as it better reflects its substance.
As a result of this approach all the information included in the different reporting periods corresponds with the historical consolidated information of the Ferrovial Group, without any adjustments in the value of assets and liabilities, as the combined entity is considered a continuation of the former Ferrovial, S.A. Group, and it has only changed the location of its resources within the Group. Moreover, this approach provides useful information about the combined company and is the best way for users of financial information to understand the performance of the underlying business.
The only accounting change as a consequence of the merger will be the modification of the share capital and share premium figures of the new legal parent entity. Considering this change is a reclassification among the legal share capital and share premium of the former parent entity, any difference will be included as a movement within equity reserves in 2023, the year that the merger formally took place. (see Note 6).
1.3 Assets and liabilities held for sale
Assets and liabilities held for sale, Toll road business
In June 2023, Ferrovial agreed to sell its 89.2% stake in the Azores toll road, located in Portugal, to the infrastructure management funds Horizon Equity Partners SA and RiverRock European Capital Partners LLC for EUR 42.6 million. The completion of the transaction is subject to the formal approval by Portuguese authorities and financial entities. Ferrovial has classified the corresponding assets and liabilities as held for sale, as the disposal completion is only subject to terms that are usual and customary in these sort of sales, and considered therefore highly probable.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS PERIOD ENDED JUNE 2023 (UNAUDITED)

The following table provides a breakdown by nature of the assets and liabilities corresponding to the Azores toll road, classified as held for sale as of June 2023:
(Million euro)	JUN. 2023
Non-current assets	253
Fixed assets in infrastructure projects	249
Deferred taxes	4
Current assets	39
Short-term trade and other receivables	7
Cash and cash equivalents	25
Other current assets	7
TOTAL assets classified as held for sale	292
(Million euro)	JUN. 2023
Non-current liabilities	280
Long-term provisions	8
Bank borrowings	265
Financial derivatives at fair value	7
Current liabilities	25
Bank borrowings	20
Short-term trade and other payables	1
Financial derivatives at fair value	3
TOTAL liabilities classified as held for sale	305
2. Going concern assessment
Ferrovial faces 2023 with a good liquidity position. In June 2023, our Cash and cash equivalents amounted to EUR 4,685 million (EUR 5,130 million at December 2022).
As in the prior financial years, in order to conclude as to the Company’s capacity to continue as a going concern, the Group has analyzed future cash needs as of June 2023, focusing on the financial years 2023 and 2024, also including a pessimistic scenario with a series of stress assumptions regarding the Company’s cash flow, most notably:
•
Reduction in additional dividends from infrastructure project companies in 2023 and 2024 (50% in the case of airports and toll roads and all dividends in the case of energy).

•
Construction business cash flows for 2023 and 2024 are projected to fall by 50% (excluding provisions and lease payments).

•
Contingent capital contributions of around EUR 100 million per annum.

The conclusion drawn from the analysis demonstrates that, although the pessimistic scenario would entail a deterioration of the Company’s cash position, cash resources would continue to be sufficient to meet commitments. Therefore, based on the available information, no material uncertainties have been identified with respect to events or conditions that could raise significant doubts regarding the Group’s capacity to continue operating under the going concern principle for the twelve months following the date of issuance of these interim condensed consolidated financial statements.
3. Summary of significant accounting policies
3.1 Basis of presentation
The interim condensed consolidated financial statements of Ferrovial SE for the six-month period ended June 30, 2023 have been prepared in accordance with IAS 34 “Interim financial reporting”.
In accordance with IAS 34, interim financial information is prepared placing emphasis on new activities, events and circumstances that have arisen during the half year without duplicating the information previously published in the 2022, 2021 and 2020 consolidated financial statements. Consequently, for a proper understanding of the information included in

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS PERIOD ENDED JUNE 2023 (UNAUDITED)

these interim condensed consolidated financial statements, they should be read together with the Group’s consolidated financial statements for the years ended December 31, 2022, 2021 and 2020, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB.
3.2 Accounting policies applied
The accounting policies applied when preparing these interim condensed consolidated financial statements are the same as those applied to the consolidated annual accounts for the financial year ended December 31, 2022, as none of the standards, interpretations or amendments that are applicable for the first time in the current year has had a significant impact on the Group’s accounting policies.
3.3 Accounting estimates and judgements
In the interim condensed consolidated financial statements as of June 30, 2023 estimates were made to measure certain assets, liabilities, revenues, expenses and commitments. The matters for which estimates are made were described in the consolidated annual accounts for the year ended December 31, 2022 (Note 1.3.4).
3.4 Basis of consolidation
The basis of consolidation applied at June 30, 2023 is consistent with the approach adopted in the consolidated annual accounts for the year ended December 31, 2022.
4. Segment reporting
For management purposes, the Group is organized into business units based on its activities and services and has four reportable segments (Note 1.1).
The global Chief Executive Officer is the Chief Operating Decision Maker (CODM) and monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit or loss and is measured consistently with profit or loss in the consolidated financial statements. Furthermore, information reported to the market is also broken down in the above four segments.
The Construction and Toll Roads revenue represent more than the 10% of Group consolidated revenue. The Airports segment used to exceed that threshold, but temporarily, and as a result of the pandemic, does not reach it; nevertheless, it is a distinct business line, managed separately, and therefore it is disclosed as a reporting segment. With regards to the Energy and Infrastructures Mobility segment, it is a relatively new business area which the Group is backing up. The CEO assesses its performance separately based on an Income Statement measured consistently with profit or loss in the consolidated financial statements and with similar presentation.
The segment income statement for the six-month periods ended June 30, 2023 and June 30, 2022 is shown in the table below. The “Other” column includes the income and/or expenses of companies not assigned to any of the business segments, including most notably the parent company Ferrovial SE and its other smaller subsidiaries. The “Adjustments” column reflects inter-segment consolidation eliminations.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS PERIOD ENDED JUNE 2023 (UNAUDITED)

Condensed consolidated income statement for the six-month period ended June 30, 2023:
(Million euro)	Construction	Toll Roads	Airports	Energy and mobility infrastructures	Other	Adjustments	June 2023
Revenues	3,258	492	28	175	95	(108)	3,940
Total operating expenses	3,197	132	30	169	120	(108)	3,540
Fixed asset depreciation	66	116	6	10	3	-	201
Impairment and disposal of fixed assets	-	-	-	-	-	-	-
Operating profit/(loss)	(4)	244	(8)	(4)	(28)	-	200
Profit/(loss) on derivatives and other net financial income/(expense)	(17)	(1)	7	5	9	-	3
Net financial income/(expense) from financing	51	(108)	1	(3)	(44)	-	(103)
Net financial income/(expense)	34	(109)	8	2	(35)	-	(100)
Share of profits of equity-accounted companies	1	74	5	3	-	-	83
Profit/(loss) before tax from continuing operations	31	209	5	1	(63)	-	183
Income tax/(expense)	(14)	(4)	-	-	(2)	-	(20)
Profit/(loss) net of tax from continuing operations	17	205	5	1	(65)	-	163
Profit/(loss) net of tax from discontinued operations	-	-	-	-	6	-	6
Net profit/(loss)	17	205	5	1	(59)	-	169
Net profit/(loss) for the period attributed to non-controlling interests	(4)	(50)	-	-	-	-	(54)
Net profit/(loss) for the period attributed to the parent company	13	155	5	1	(59)	-	115
Condensed consolidated income statement for the six-month period ended June 30, 2022:
(Million euro)	Construction	Toll Roads	Airports	Energy and mobility infrastructures	Other	Adjustments	June 2022
Revenues	3,053	355	7	139	84	(104)	3,534
Total operating expenses	2,976	99	26	135	89	(103)	3,222
Fixed asset depreciation	52	82	-	6	3	-	143
Impairment and disposal of fixed assets	-	-	-	-	-	-	-
Operating profit/(loss)	26	174	(19)	(1)	(9)	(1)	170
Profit/(loss) on derivatives and other net financial income/(expense)	(13)	(67)	5	1	55	(1)	(20)
Net financial income/(expense) from financing	10	(96)	-	(4)	(8)	-	(98)
Net financial income/(expense)	(3)	(163)	5	(3)	47	(1)	(118)
Share of profits of equity-accounted companies	-	50	3	(1)	-	3	55
Profit/(loss) before tax from continuing operations	23	61	(11)	(5)	38	1	107
Income tax/(expense)	(12)	(15)	(1)	-	7	-	(21)
Profit/(loss) net of tax from continuing operations	11	46	(12)	(5)	45	1	86
Profit/(loss) net of tax from discontinued operations	-	-	-	-	(5)	-	(5)
Net profit/(loss)	11	46	(12)	(5)	40	1	81
Net profit/(loss) for the period attributed to non-controlling interests	(3)	(25)	-	-	-	-	(28)
Net profit/(loss) for the period attributed to the parent company	8	21	(12)	(5)	40	1	53

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS PERIOD ENDED JUNE 2023 (UNAUDITED)

5. Main changes in the consolidated statement of financial position
5.1 Foreign exchange effect
Ferrovial has business outside the eurozone through various subsidiaries. The exchange rates used to translate their financial statements for Group consolidation purposes are as follows.
For items in the income statement and cash flow statement:
AVERAGE EXCHANGE RATE	06.30.2023	06.30.2022	Change 23/22 (*)
Pound sterling	0.876	0.844	3.78%
US dollar	1.081	1.088	(0.64)%
Canadian dollar	1.456	1.381	5.42%
Australian dollar	1.600	1.519	5.32%
Polish zloty	4.625	4.651	(0.58)%
Chilean peso	871.458	902.318	(3.42)%
For balance sheet items:
CLOSING EXCHANGE RATE	06.30.2023	12.31.2022	Change 23/22 (*)
Pound sterling	0.859	0.885	(2.94)%
US dollar	1.091	1.071	1.91%
Canadian dollar	1.445	1.451	(0.39)%
Australian dollar	1.638	1.572	4.20%
Polish zloty	4.433	4.685	(5.39)%
Chilean peso	874.660	908.160	(3.69)%

(*)
A negative change represents an appreciation of the reference currency against the euro and vice versa.

This exchange effect had a negative impact on shareholders’ funds attributable to the parent of EUR -23 million, carried as translation differences (Note 6).
5.2 Acquisitions and goodwill
a) Main changes during the period:
Movements in goodwill on consolidation at June 2023 are as follows:
(Million euro)	BALANCES AT 12.31.2022	ADDITIONS	OTHER	EXCHANGE RATE	BALANCES AT 06.30.2023
Construction	132	2	-	3	136
Budimex	65	2	-	4	70
Webber	67	-	-	(1)	66
Toll roads	265	-	(2)	(5)	258
I-66 Express Mobility Partners Hold. LLC	265	-	(2)	(5)	258
Airports	27	-	-	-	27
Dalaman	27	-	-	-	27
Energy and Mobility	56	-	-	-	55
TransChile	56	-	-	-	55
TOTAL	480	2	(2)	(3)	477
The main movement in the first half of 2023 is explained by the exchange rate. Furthermore, in the column “Additions”, there is a scope change in the Budimex Group due to the incorporation of the construction company Konstalex, which was acquired last month by the Budimex Group’s entity Mostostal Krakow, S.A.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS PERIOD ENDED JUNE 2023 (UNAUDITED)

b) Management assessment on potential indicators of impairment:
Based on the good performance of the assets (traffic volumes, revenue, opeating expenses, etc.) compared to the latest available business projections, no indication of impairment has been identified. The annual impairment test on the Group’s existing goodwill is usually prepared in December, therefore has not been done at the date of preparation of these interim condensed consolidated financial statements.
5.3 Fixed assets in infrastructure projects
Set out below is a breakdown of the main fixed asset items under this heading relating to the intangible assets model infrastructure projects at June 30, 2023 and December 31, 2022:
(Million euro)	BALANCE AT 01.01.23	TOTAL ADDITIONS	FOREIGN EXCHANGE EFFECT	OTHER	BALANCE AT 06.30.23
Spanish toll roads	714			-	714
US toll roads	12,547	187	(236)		12,498
Other toll roads	391	-	-	(387)	4
Toll road investment	13,653	187	(236)	(387)	13,216
Accumulated depreciation	(781)	(99)	9	132	(738)
Net investment in toll roads	12,872	88	(227)	(254)	12,478
Investment in other infrastructure projects	632	(5)			627
Total net investment in other infrastructure projects	632	(5)	-	-	627
TOTAL INVESTMENT	14,285	182	(236)	(387)	13,844
TOTAL DEPRECIATION AND PROVISION	(781)	(99)	9	132	(738)
TOTAL NET INVESTMENT	13,504	83	(227)	(254)	13,106
There was a total net change of EUR 83 million in the net investment in assets accounted for using the intangible asset model in the first half of 2023, the most significant changes being:
◦
Investment in US toll roads increased by EUR 187 million, related essentially to I-66 Express Mobility Partners LLC and North Tarrant Express Segment 3.

◦
The depreciation of the U.S. dollar against the euro resulted in a total decrease of EUR 236 million in assets.

◦
The depreciation of the road investment of EUR 99 million.

◦
Reclassification to held for sale of the Azores concession company of EUR 254 million (Note 1.3).

Total investment in infrastructure projects also includes assets accounted for using the financial asset model pursuant to IFRIC 12, standing at EUR 164 million (December 31, 2022: EUR 163 million), and relating mainly to long-term receivables (more than twelve months) from public administrations, as balancing items with respect to services rendered or investments made under a concession arrangement. The most significant balance relates to the Waste Treatment business in the UK reaching EUR 79 million at June 30, 2023 (December 31, 2022: EUR 77 million).
5.4 Investments in equity-accounted companies
Set out below is a breakdown of investments in equity-accounted companies at June 30, 2023 showing movements during the year. Due to their significance, the investments in 407 ETR (43.23%), HAH (25%), JFK NTO (49%), AGS (50%) and IRB Infrastructure Developers Limited (24.86%) are presented separately.
As mentioned in the annual accounts at December 2022, the considerable losses posted in previous years in the Airports business exceeded the value of the shareholdings, reducing the investments in HAH and AGS to zero, there being no commitments to inject additional funds (pursuant to IAS 28).

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS PERIOD ENDED JUNE 2023 (UNAUDITED)

(Million euro)	HAH	407 ETR	AGS	IRB	JFK NTO	OTHER	TOTAL
Balance at 12.31.22	0	1,063	0	377	235	276	1,951
Changes in share capital		0	0	5	66	0	71
Share of profit/(loss)	0	69	0	3	2	8	83
Dividends	0	(44)	0	0	0	(11)	(55)
Foreign exchange differences		4	0	(4)	(5)	9	5
Derivatives		0	0	0	(4)	10	6
Other	0	0	0	0	0	(11)	(11)
Balance at 06.30.23	0	1,091	0	382	294	283	2,049
There follows a more detailed analysis of the first-half developments in Ferrovial’s main equity-accounted infrastructure projects.
a.
Heathrow Airport Holding (HAH)

Equity
As mentioned above, the ownership interest in this company remains at zero, due to the fact that the losses generated in previous years as a result of Covid-19 brought equity attributable to Ferrovial below zero.
As can be seen in the following table, during 2023 this equity value is still negative, with a net profit attributable to Ferrovial of EUR 21 million having been generated on the back of the passenger traffic recovery and the positive impacts on equity related to derivatives and pension plans.
2022 (Million euro)	HAH (25%)
Balance at 12.31.2022 without IAS 28	(197)
Share of profit/(loss)	21
Derivatives	23
Pensions	(8)
Currency translation differences	(5)
Balance at 06.30.2023 without IAS 28	(165)
Result not consolidated under IAS 28	175
Other equity effects not consolidated under IAS 28	(11)
Balance at 06.30.2023	-
The Management Report includes detailed explanations of HAH’s operating results trend.
b.
Disclosures relating to 407 ETR

Equity
As shown in the table at the beginning of this note, the value of the interest in this company increased from EUR 1,063 million to EUR 1,091 million, mainly as a result of both the profit generated during the year (EUR 69 million for Ferrovial’s stake), due to the traffic recovery (additional details on this asset´s operating performance are provided in the management report), which was partially offset by the dividend pay-out during the period (EUR -44 million).

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS PERIOD ENDED JUNE 2023 (UNAUDITED)

c.
Disclosures relating to AGS

Equity
As commented at the start of this note, the integration of prior year losses reduced the shareholding to zero.
2023 (Million euro)	AGS (50%)
Balance at 12.31.2022 without IAS 28	(58)
Share of profit/(loss)	(8)
Derivatives	(1)
Other equity movements	17
Currency translation differences	(1)
Balance at 06.30.2023 without IAS 28	(51)
Result not consolidated under IAS 28	76
Other equity effects not consolidated under IAS 28	(25)
Balance at 06.30.2023	-
Following the refinancing operation closed in June 2021, the Company has reassessed the recoverability of the total shareholder loan of EUR 158 million (GBP 136 million) granted (Note 8.1.1), concluding that it is recoverable based on the updated projections considering the refinancing agreement.
d.
IRB Infrastructure Developers Limited

As Indian legislation imposes severe restrictions on the disclosure of unpublished price sensitive information (UPSI), the latest information available relates to the close of IRB’s last fiscal year, which ran from April 2022 to March 2023.
Therefore, when preparing Ferrovial’s interim consolidated financial statements, the figures for the final quarter of the fiscal year were included (i.e. January to March 2023). This approach is consistent with IAS 28, which provides for a maximum three-month lag between the investor’s and investee’s reporting periods.
The impact reflected in the income statement (3 months) amounts to EUR 3 million for Ferrovial’s ownership interest (EUR 3 million on 2022).
e.
JFK NTO LLC

Movements in equity are primarily explained by the capital contributions made during the year.
f.
Other investments in equity-accounted companies

Appendix I to the consolidated annual accounts at December 2022 includes a list of ownership interests in equity-accounted companies, including names, countries of incorporation, business segments, percentage shareholdings, aggregate assets and liabilities, revenue and profit/(loss) for the year.
5.5 Working capital
This note addresses variations under the asset headings “Inventories” and “Short-term trade and other receivables” and the liability heading “Short-term trade and other payables”. The net balance of these items is referred to as working capital (see section 4 of the consolidated annual accounts at December 2022).

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS PERIOD ENDED JUNE 2023 (UNAUDITED)

The following table shows the relevant movements:
(Million euro)	12.31.2022	Exchange rate	Consolidation scope changes	Other	06.30.2023
Total inventories	476	7	-	(7)	476
Trade receivables for sales and services	894	14	(6)	(76)	826
Completed work pending certification	406	12	-	195	613
Other receivables	300	5	-	25	330
Total short-term trade and other receivables	1,600	31	(6)	144	1,769
Trade payables	(1,663)	(19)	(1)	(136)	(1,819)
Progress billing for construction work	(962)	(1)	-	(42)	(1,005)
Advance payments from customers	(402)	(7)	-	9	(400)
Other short-term payables	(402)	(7)	-	99	(310)
Total short-term trade and other payables	(3,429)	(34)	(1)	(70)	(3,534)
TOTAL	(1,353)	4	(7)	67	(1,289)
Excluding the exchange rate effect and the scope changes, the change in working capital at June 2023 reached EUR 67 million. This change derives mainly from the increase in completed work pending certification in the Construction business mostly in the US and Poland.
As regards scope changes, the variation during the year is due to the reclassification of the Azores toll road as held for sale (Note 1.3).
5.6 Provisions
The provisions recognized by the consolidated Group are intended to cover risks arising in the course of business. They are recognized using best estimates of the related risks and uncertainties.
The consolidated annual accounts at December 31, 2022 contain a detailed description of the different types of provisions set aside by the Group.
This note provides a breakdown of all the line items disclosed separately in provisions on the liabilities side of the balance sheet. Movements were as follows at June 30, 2023:
(Million euro)	Long-term provisions	Short-term provisions	TOTAL
Balance at December 31, 2022	290	930	1,220
Impact of scope changes and other transfers	(8)	(4)	(12)
Impact of foreign exchange differences	-	36	36
Other movements during the year:	2	(29)	(27)
Charges /reversals affecting EBIT (other operating expenses)	5	62	67
Charges/reversals with an impact in other income or expense items	14	1	15
TOTAL impact of charges /reversals	19	63	82
Amounts used with an impact on working capital	(3)	(85)	(88)
Other amounts used	(15)	(7)	(22)
TOTAL impact of amounts used	(19)	(92)	(111)
Balance at June 30, 2023	283	933	1,216
The main changes during the year relate to short-term provisions, with opposing impacts, that virtually offset each other.
Provisions of EUR -92 million were applied during the first six months, with no effect on profit or loss, mainly in the Construction sector, particularly Budimex (EUR -30 million) and the US (EUR -15 million), and also in the Energy Infrastructures and Mobility division, linked to the Waste Treatment business in the UK (EUR -15 million).
This impact was offset by a provision net of charges/reversal of EUR 63 million, relating mainly to the Construction division (Budimex), together with the foreign exchange impact (EUR 36 million), resulting from the appreciation of the zloty against the euro.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS PERIOD ENDED JUNE 2023 (UNAUDITED)

5.7 Deferred taxes
Set out below is a breakdown of movements in deferred tax assets and liabilities as of June 30, 2023:
Deferred taxes (million euro)	12.31.2022	Var.	06.30.2023
Assets	784	13	798
Tax-loss carryforwards	349	(5)	344
Derivatives	86	(2)	84
Other deferred tax assets	349	20	370
Liabilities	924	(21)	903
Derivatives	64	(6)	58
Other deferred tax liabilities	860	(16)	845
The main variation in deferred tax assets relates to the exchange rate impact of the 2023 balances and to the timing difference in revenue recognition. In the case of deferred tax liabilities, the main changes are due to the measurement of derivatives, change in withholding tax on the repatriation of future dividends from Canada, and the exchange rate effect on the 2023 balances.
6. Equity
Set out below is a breakdown of changes in equity during the six-month period ended June 30, 2023:
(Million euro)	Attributed to shareholders	Attributed to non- controlling interests	Total equity
Equity at 01.01.2023	4,233	2,240	6,473
Consolidated profit/(loss) for the period	115	54	169
Impact on hedging reserves	26	1	27
Impact on defined benefit plan reserves (*)	-	-	-
Currency translation differences	(23)	(26)	(49)
Income and expenses recognized directly in equity	3	(25)	(22)
Amounts transferred to the income statement	-	-	-
TOTAL RECOGNIZED INCOME AND EXPENSES	118	29	147
Scrip dividend/other dividends	-	(295)	(295)
Treasury share transactions	(52)	-	(52)
SHAREHOLDER REMUNERATION	(52)	(295)	(347)
Share capital increases/reductions	-	71	71
Share-based remuneration schemes	7	-	7
Hybrid bond	(511)	-	(511)
Consolidation scope changes	-	-	-
Other movements	14	2	16
OTHER TRANSACTIONS	(490)	73	(417)
Equity at 06.30.2023	3,809	2,047	5,856
(*) Pursuant to the amendment to IAS 1 Presentation of financial statements, the impact on reserves of defined benefit plans is the only item of income and expense recognized directly in equity that cannot subsequently be reclassified to profit or loss.
As commented in Note 1.2, the merger between Ferrovial, S.A. and Ferrovial International SE had no impact on a consolidated level, and only affected the breakdown of equity (see Consolidated Statement of Changes in Equity).
As a result of this transaction, the Ferrovial Group’s new parent company is Ferrovial SE, a European public limited company (“Societas Europaea”) domiciled in the Netherlands and currently listed on both the Dutch and the Spanish stock markets.
Ferrovial SE´s share capital consists of 727,443,261 shares with a par value of 0.01 euros per share.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS PERIOD ENDED JUNE 2023 (UNAUDITED)

The variation in the parent company’s shareholders’ funds in the first half of the year relates to the following effects:
Consolidated profit/(loss) for the period: Profit for the period attributable to the parent company stood at EUR 115 million.
Income and expenses recognized directly in equity: Unlike the detail presented in the main statement of changes in equity, the impacts are shown net of the related tax effect.
Impact on reserves of hedging instruments: The recognition of value changes to derivative financial instruments designated as hedges had a positive impact of EUR 26 million on the parent company’s shareholders’ funds, of which EUR 20.6 million corresponds to fully-consolidated companies, and EUR 5.2 million to equity-accounted companies.
Currency translation differences: The currencies to which Ferrovial is most exposed in terms of equity (mainly the Canadian dollar, US dollar and pound sterling), as detailed in Note 5.1, gave rise to currency translation differences of EUR -23 million attributed to the parent company, primarily the Canadian dollar (EUR -21 million) and US dollar (EUR -21 million), partially offset by pound sterling (EUR 6 million), Chilean peso (EUR 3 million) and Polish zloty (EUR 8 million). These translation differences are presented net of the effect of foreign currency hedging instruments arranged by the Group (Note 8.2).
Shareholder remuneration:
Treasury share purchase/buy-back program and Scrip dividend: The Board meeting held on February 28, 2023 approved a treasury share buy-back program covering up to 34 million shares for a maximum amount of EUR 500 million, which was ratified by Ferrovial, S.A.’s Annual General Meeting on April 13, 2023. The General Meeting also approved the reduction of Ferrovial, S.A.’s share capital by redeeming (i) the treasury shares held at the resolution date; and (ii) the treasury shares to be acquired under the buy-back program. These agreements became null and void following the merger mentioned in Note 1.2. As reported to Ferrovial, S.A.´s shareholders, Ferrovial´s General Meeting, prior to the merger, approved the purchase of Ferrovial SE’s treasury shares. Ferrovial SE’s Board meeting also resolved, prior to the merger, on the possibility of paying out one or more scrip dividends on terms similar to those agreed by Ferrovial, S.A., adapting them to the law and market practice of the Netherlands.
On June 22, 2023 Ferrovial SE announced an interim scrip dividend of EUR 0.2871 per Ferrovial share. The dividend was payable in cash or shares at the choice of the shareholder, against Ferrovial’s share premium reserve. There was no tradeable rights in respect of the scrip dividend.
Over the course of H1 2023, 2,000,000 shares were acquired at an average price of EUR 26.04 per share, giving rise to a total disbursement of EUR 52 million.
Share-based remuneration schemes: This mainly reflects the treasury share transactions relating to share-based remuneration schemes for directors.
The market value of the treasury shares held by Ferrovial at June 30, 2023 (2,879,808 shares) was EUR 83 million. Movements in treasury shares during 2023 were as follows:
TRANSACTION PERFORMED/ OBJECTIVE	NUMBER OF SHARES PURCHASED	NUMBER OF SHARES APPLIED TO PURPOSE	TOTAL NUMBER OF SHARES
Balance at 12.31.2022			1,168,290
Share capital	2,000,000	-	2,000,000
Remuneration schemes	-	(288,482)	(288,482)
Shares received - scrip dividend	-	-	-
Balance at 06.30.2023			2,879,808
Other transactions:
Subordinated hybrid bond: In February 2023, Ferrovial committed to repurchase its subordinated hybrid bond. At the close of these financial statements, Ferrovial has partially repurchased the hybrid bond. The Dutch company has obtained acceptance of 94.28% of the amount of the issuance to which the offer related. Specifically, of the EUR 500 million

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS PERIOD ENDED JUNE 2023 (UNAUDITED)

placement, holders of a total of EUR 471.44 million have accepted Ferrovial’s early purchase proposal, leaving a balance of around EUR 29 million in short-term debt. The Company expressed its intention to fully redeem the bond on August 7.
“Other dividends, non-controlling interests” reflects dividends corresponding to the non-controlling interests in the NTE Segment 3, NTE, LBJ and Autema toll roads (EUR 186, 32, 13 and 13 million respectively) and the Budimex Group (EUR 51 million).
Share capital increases, non-controlling interests: Shareholders’ funds attributable to non-controlling interests rose by EUR 71 million, relating mainly to the toll road I-66 Mobility Partners LLC and its construction company (FAM Construction LLC) in the amount of EUR 24 million and EUR 28 million, respectively, and the NTE Segment 3 toll road in the amount of EUR 18 million.
7. Cash and cash equivalents and Borrowings
In order to aid understanding of the Group’s financial performance, and as mentioned in Note 1.1, the Group analyze the net debt position for each corresponding period distinguishing between infrastructure project companies and ex infrastructures companies. The Group’s net debt position is an alternative measure not defined in IFRS, and should not be considered as a substitute for the measures presented according to IFRS.
The main items within the Group’s net debt position relate to cash and cash equivalents, and borrowings, as described below.
7.1 Cash and cash equivalents
a) Cash and cash equivalents and restricted cash from infrastructure projects
Infrastructure project financing agreements occasionally impose the obligation to set certain restricted accounts to cover short-term or long-term obligations relating to the payment of principal or interest on the borrowings and to infrastructure maintenance and operation.
In this regard, restricted cash at June 30, 2023 reached EUR 308 million (December 2022: EUR 594 million), including both long-term and short-term amounts. The main movements are described below:
•
The exchange rate effect had an impact of EUR -8 million (Note 5.1).

•
Decrease of EUR 269 million mainly in the NTE 35W toll road as a result of the dividend payment and several capital contributions, primarily for at the I-66 toll road.

b) Cash and cash equivalents and restricted cash from ex-infrastructure projects
At June 30, 2023 there were certain short-term restricted accounts reaching EUR 31 million (December 2022: EUR 29 million), primarily in the Construction Division, for operating reasons relating to projects in the US.
(Million euro)	JUN.2023	DEC.2022	CHANGE
Short-term restricted cash	31	29	2
Other cash and cash equivalents	4,495	4,933	(438)
Total short-term cash and cash equivalents	4,526	4,962	(436)
Long-term restricted cash	38	41	(3)
Cash-related forwards	(27)	151	(178)
Total cash and cash equivalents	4,536	5,154	(618)
The decrease in “Other cash and cash equivalents” is mainly due to the repurchase of the subordinated hybrid bond, as commented in Note 6.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS PERIOD ENDED JUNE 2023 (UNAUDITED)

7.2 Borrowings
a) Infrastructure projects
(Million euro)	DEC. 2022	NET DRAWDOWNS	EXCHANGE RATE	SCOPE CHANGES	JUN.2023
Toll roads	7,527	17	(123)	(286)	7,135
Construction	99	(2)	-	-	97
Airports	113	(4)	-	-	109
Energy and mobility infrastructures	228	30	(2)	-	256
Total infrastruct. project borrowings	7,967	41	(125)	(286)	7,597
Infrastructure project borrowings decreased by EUR 370 million with respect to December 2022, mainly for the following reasons:
•
The depreciation of the US dollar against the euro (Note 5.1) reduced indebtedness by EUR 125 million (primarily EUR 35 million for the LBJ toll road, EUR 29 million at NTE 35W, EUR 22 at NTE Mobility Partners and EUR 31 million at I-66).

•
With regard to net drawdowns (EUR 41 million), EUR 37 million relates to increases/decreases affecting cash, mainly due to the drawdown of the Centella Transmisión loan (EUR 33 million) and EUR 4 million related primarily to the capitalization of interest and accrued and unmatured interest.

•
In relation to scope changes, we include the reclassification of the Azores concession company as held for sale for a value of EUR -286 million (Note 1.3).

At June 30, 2023, all the project companies fulfilled significant covenants in force.
a) Ex-Infrastructure projects
(Million euro)	DEC. 2022	OTHER COMPANIES - NET CHANGE	EXCHANGE RATE	JUN.2023
Construction	22	(2)	1	21
Corporate and other	3,664	10	(4)	3,670
Total ex-infrastructure project company borrowings	3,686	8	(3)	3,691
There have been no significant variations in the borrowings of ex-infrastructure project companies compared to December 2022.
The following table shows changes broken down into variations in borrowings with balancing entries in cash flows, exchange rate effects and scope changes, as well as changes in borrowings due to the accrual of interest, which do not affect period cash positions:
(Million euro)	DEC. 2022	INCREASE/ REDUCTION IN CASH EFFECT	FOREIGN EXCHANGE EFFECT	CAPITALISED/ ACCRUED INTEREST AND OTHER	JUNE 2023
Borrowings ex-infrastructure projects	3,686	10	(3)	(2)	3,691
Cross-currency swaps	5	-	3	-	8
Gross borrowing position, ex-infrastruct. project companies	3,691	10	-	(2)	3,699

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS PERIOD ENDED JUNE 2023 (UNAUDITED)

8. Non-current financial assets and financial derivatives
The main headings are set out below:
(Million euro)	06.30.2023	12.31.2022	Var.
Non-current financial assets	815	1,095	(280)
Long-term loans to associates	239	246	(7)
Restricted cash and other non-current financial assets	317	597	(279)
Other non-current financial assets	259	252	6
Financial derivatives at fair value (net)	87	219	(131)
Financial derivatives at fair value (assets)	195	331	(136)
Financial derivatives at fair value (liabilities)	(108)	(113)	5
8.1. Non-current financial assets
The item “Long-term loans to associates” essentially includes the loans of EUR 136 million granted to AGS (GBP 117 million) as compared with EUR 149 million at December 31, 2022 (GBP 132 million), not including the provision for expected credit losses under IFRS9 methodology of EUR -13 million (EUR -13 million at December 31, 2022) (Note 5.4.b). A recoverability analysis of the loan was carried out for the preparation of these condensed consolidated financial statements on the basis of future projections and the assets performance, the assets positive liquidity situation following the contingency plans applied in 2021 and 2022, and the current debt position following the amendment and extension until 2024 of the syndicated loan arranged in June 2021. The conclusion may be drawn that the amounts lent to the company are likely to be recovered.
It also reflects other loans granted to associates in the amount of EUR 116 million (EUR 110 million in 2022), primarily in the Toll Roads Division.
The item “Restricted cash in infrastructure projects and other financial assets” relates primarily to deposits made in toll road concession operators, the use of which is limited to certain purposes under the concession, such as payments of future investments, operating expenditure or debt servicing. During 2023 this heading has decreased significantly (EUR -279 million), due to dividend payments, especially in the NTE 35W project (Note 7.1).
“Other non-current financial assets” primarily relates to loans associated with the divestment of the business completed in the United Kingdom through the subsidiary Amey, as explained in the December 2022 consolidated annual accounts. The total amount of loans granted to the buyers stood at EUR 192 million as of June 2023 (EUR 187 million at December 2022).
It also includes interests in investment funds amounting to EUR 39 million, and EUR 18 million invested in a fund named Credit Suisse (Lux) Supply Chain Finance Fund, which invested in supplier invoices insured by companies with an investment grade rating (average of AA-). This fund is currently in liquidation. The amount invested is regarded as recoverable within more than one year.
This heading also includes other trade receivables, mainly from various public authorities under long-term contracts, primarily relating to companies in the Construction and Toll Road divisions reaching EUR 7 million (December 31, 2022: EUR 7 million).
8.2. Financial derivatives
In general, the Group’s position in derivatives and its hedging strategies remained in line with the situation described in detail in the financial statements for the year ended December 31, 2022. Derivatives are recognized at market value at the arrangement date and at fair value at subsequent dates.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS PERIOD ENDED JUNE 2023 (UNAUDITED)

A breakdown of assets and liabilities relating to financial derivatives at fair value showing the main impacts on reserves and on profit or loss is as follows:
(Million euro)	Notional amounts at 06.30.2023	Balance at 06.30.2023	Balance at 12.31.2022	Var.	Impact on reserves	Impact on P&L - Fair value	Other effects on the balance sheet or P&L
Index-linked derivatives (inflation)	66	73	77	(4)	1	-	(5)
Cash flow hedges	66	73	77	(4)	1	-	(5)
Interest rate derivatives	1,339	10	-	9	6	(1)	5
Cash flow hedges	1,339	10	-	9	1	(1)	9
Fair value hedges	-	-	-	-	4	-	(4)
Speculative	-	-	-	-	-	-	-
Cross-currency swaps	2,100	11	(32)	44	10	-	34
Cash flow hedges	250	(7)	(5)	(2)	2	-	(5)
Fair value hedges	-	-	-	-	-	-	-
Net foreign investment hedges	1,850	18	(28)	46	7	-	38
Foreign exchange derivatives	3,785	(22)	174	(195)	-	3	(198)
Cash flow hedges	492	3	2	1	-	6	(6)
Fair value hedges	133	-	3	(2)	-	-	(2)
Net foreign investment hedges	3,160	(25)	169	(194)	-	(4)	(190)
Speculative	-	-	-	-	-	-	-
Equity swaps	65	15	2	12	-	12	-
Speculative	65	15	2	12	-	12	-
TOTAL	7,355	87	221	(134)	17	14	(165)
The net change in the fair value of the Group’s financial derivatives stood at EUR -134 million, its assets position switching from EUR 221 million at December 2022 to a liabilities position of EUR 87 million at the close of June 2023.
The main changes are described below:
•
Foreign exchange derivatives (EUR -195 million), used basically to hedge the volatility of the Group’s foreign currency investments. The main impact relates to 407 Toronto Highway BV which recorded cash inflow settlements for EUR 131 million and EUR -36 million in foreign exchange differences in CAD, due to a slight CAD appreciation against EUR.

•
Cross-currency swaps (EUR 44 million), mainly in the Toll Road division, hedging the its net investment in the US and Canada.

•
Interest rate derivatives (EUR 9 million), the main variations being explained essentially by the expected future increase in interest rates. This is the main reason for the impact on reserves (EUR 6 million), mostly in the Corporation and Airport Divisions.

•
Index-linked (inflation) derivatives (EUR -4 million) relating to the concession operator Autema (of which the Group’s interest amounts to 76.276%), impacting P&L.

9. Disclosures relating to the income statement
9.1 Impairment and disposals of fixed assets
“Impairment and disposals of fixed assets” primarily includes asset impairment losses and gains or losses on the sale and disposal of shareholdings in Group companies and associates.
At June 30, 2023, no impairment losses or gains/losses on disposal of fixed assets were recognized.
9.2 Net financial income/(expense)
The following tables provide an itemized breakdown of changes in net financial income/(expense) as of June 2023 compared to June 2022.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS PERIOD ENDED JUNE 2023 (UNAUDITED)

Net financial income/(expense) from infrastructure project companies is presented separately from that of ex-infrastructure project companies (see Note 1.1) and in each case a distinction is made between net financial income/(expense) from financing (which includes borrowing costs on bank borrowings and bonds, and returns on financial investments and loans granted) and net financial income/(expense) from derivatives and other items (including the effect of the fair value measurement of ineffective hedges, and other income and expenses not directly related to financing).
June 2023 versus previous year:
(Million euro)	2023	2022	Change (%)
Financial income from infrastructure project financing	15	1	n.s.
Financial expense from infrastructure project financing	(168)	(110)	53%
Net financial income/(expense) from financing, infrastructure project companies	(153)	(109)	40%
Net financial income/(expense) from derivatives and other fair value adjustments, infrastructure project companies (*)	-	(58)	(100)%
Other net financial income/(expense), infrastructure project companies	(12)	(8)	50%
Other net financial income/(expense), infrastructure project companies	(12)	(66)	(82)%
Net financial income/(expense) from infrastructure projects	(165)	(175)	(6)%
Financial income, other companies	108	28	286%
Financial expense, other companies	(58)	(17)	241%
Net financial income/(expense) from financing, other companies	50	11	n.s.
Net financial income/(expense) from derivatives and other fair value adjustments, other companies (*)	7	44	(84)%
Other net financial income/(expense), other companies	8	2	n.s.
Other net financial income/(expense), other companies	15	46	(67)%
Net financial income/(expense), other companies	65	57	14%
Total Net financial income/(expense)	(100)	(118)	(15)%
9.3 Corporate income tax expense
Corporate income tax expense for the first six months of 2023 was calculated on the basis of the tax rate that is expected to be applicable to profit/(loss) for the financial year. This gave rise to an expense of EUR 20 million at June 2023 (expense of EUR 21 million at June 2022).
It should be noted that this amount includes income of EUR 7 million due to prior-year regularization and withholdings in a foreign operation. Excluding those impacts, corporate income tax expense for the period reached EUR 27 million.
(Million euros)	06.30.2023	06.30.2022
Tax expense of the year	(20)	(21)
Current tax of the year	(24)	(23)
Deferred tax expense	(3)	(4)
Withholdings in a foreign operation	(7)	(1)
Change to the prior-year tax evaluation and other	14	6
In addition, pre-tax profit/(loss) (EUR 183 million at June 30, 2023) includes certain impacts that must be excluded when calculating the effective income tax rate, particularly highlighting the impact of equity-accounted companies’ results, which in accordance with accounting standards, are presented net of the related tax effect, along with tax losses not capitalized on the back of the uncertainty about their recoverability (Spain, US and Netherlands), and other different types of non-deductible expenses.
Having considered these main impacts, the adjusted profit/(loss) before tax would stand at EUR 155 million. Therefore, the effective tax rate following those adjustments would be 17% (income tax expense of EUR 27 million on the pre-tax profit of EUR 155 million).
9.4 Profit/(loss) from discontinued operations
Profit from discontinued operations for the year relates mainly to the price adjustment of EUR 6 million after the final Completion Accounts agreement reached in April 2023 for the Amey business divestment in the UK.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS PERIOD ENDED JUNE 2023 (UNAUDITED)

10. Contingent assets and liabilities and investment commitments
10.1. Litigation and other contingent liabilities
The Group is exposed to risks derived from the resolution of lawsuits or litigation of different kinds arising in the course of business. When such risks are deemed to be probable, provisions must be booked using the best estimate of the disbursements that are expected to be necessary to settle the obligations arising from those lawsuits and litigation. These provisions are set out in Note 5.6. No significant liabilities with a material adverse effect are envisaged other than those for which provisions have already been recognized.
When risks are less likely to materialize, contingent liabilities must be disclosed in the financial statements in accordance with accounting legislation.
The Group also records contingent assets, i.e. assets that might arise from various proceedings in progress. Assets of this kind are not recognized in the financial statements since it is not virtually certain that they will materialize, as required by accounting legislation.
There follows a description of the most significant changes in the proceedings included in the 2022 consolidated annual accounts, together with new lawsuits that have arisen during 2023.
a) Litigation relating to the toll road business
US Toll roads – NTE 35W
No significant changes in this lawsuit.
On February 11, 2021, there was an accident on the NTE 35W Managed Lanes toll road in Dallas, Texas, involving 133 vehicles and resulting in six deaths and several people injured.
The project’s concession company, NTE Mobility Partners Segment 3 LLC, which is indirectly owned by Cintra, (53.66%) together with several US Group Companies, is a party to 29 of the claims that have been filed in connection with this incident and which are in the early stages of litigation.
In accordance with the opinion of its external legal advisors, the project’s concession company considers reasonable that, even in the event of an unfavorable ruling, there would be no expected impact on the Group as any potential negative outcomes and/or awards would be covered by the insurance policies in place. Consequently, no provision has been recorded in relation to this risk.
Court proceedings instigated by the financial institutions of the Radial 4 project
No significant changes in this lawsuit.
Cintra Infrastructures, SE and Sacyr Concesiones, S.L. filed a cassation appeal with the Spanish Supreme Court on December 10, 2020, which is still pending admission.
As of June 30, 2023, both EUR 14.95 million in guarantees pledged by Cintra Infrastructures, SE and EUR 6.06 million (EUR 5.67 million as of December 2022) in default interest accruing in connection with, and since, the commencement of proceedings began, were fully provisioned by the Group.
Portugal- Auto-Estradas Norte Litoral, S.A.
The insolvency estate of J. Gomes - Construções do Cávado, S.A., (the J. Gomes Parent) filed a civil lawsuit against Cintra Infrastructures SE (CISE) seeking the invalidity of the purchase of shares in Auto-Estradas Norte Litoral, S.A. (the AENL Shares) by CISE from J. Gomes – Concessões Norte, Unipessoal, Lda., a fully-owned subsidiary of J. Gomes Parent (the J. Gomes Subsidiary). J. Gomes Parent initiated proceedings against both CISE and J. Gomes Subsidiary on the basis that the purchase price paid by CISE was considerably low. J. Gomes Subsidiary is not an insolvent entity (as is the claimant, J. Gomes Parent). CISE acquired the AENL Shares not only from J. Gomes Subsidiary, but also from the rest of the minority shareholders of AENL, paying the same price per share to all shareholders, including J. Gomes Subsidiary.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS PERIOD ENDED JUNE 2023 (UNAUDITED)

The claimant, J. Gomes Parent has requested that (i) CISE return to the claimant (a) the AENL Shares and (b) an amount corresponding to the total dividends received in connection with those shares since the date on which the sale took place; and (ii) the claimant be allowed to pay a small fraction of the price received by the J. Gomes Subsidiary from CISE for such AENL Shares, with the remainder of the price to be claimed by CISE as a common creditor under the J. Gomes Parent insolvency proceedings.
The value of the claim, including accrued legal interest, which, though not yet claimed, may be requested in connection with the proceedings by J. Gomes Parent, is estimated in an amount less than EUR 10 million.
In accordance with the opinion of the external legal advisors, there are arguments to sustain Cintra’s position, so no provision has been recorded in relation to this risk.
b) Litigation relating to the Construction business
The Group’s Construction Business Division is involved in a number of ongoing legal proceedings, relating to construction defects in building works the Group has completed, as well as claims for civil liability. Provisions amounting to EUR 56 million have been recorded globally in relation to these proceedings.
Construction business in Spain
There have been no significant changes in this penalty proceeding initiated in 2019 by the Spanish National Markets and Competition Commission (CNMC) against Ferrovial Construcción, S.A. and other construction firms for alleged anti-competitive behavior.
The Spanish National High Court agreed to suspend the resolution issued by the CNMC’s Competition Court on December 9, 2022, pending its decision on the contentious-administrative appeal.
D4R7 project (Slovakia)
There are two proceedings under way:
The first one is a criminal investigation initiated in June 2019, by the Provincial Headquarters of the National Police in Bratislava (Slovakia) against the joint venture established to carry out the D4R7 toll road construction project in Bratislava, which was formed by Ferrovial and PORR (with 65% and 35% stakes in the joint venture, respectively). The grounds for the investigation are alleged environmental risks and damage, as defined in the Slovakian Criminal Code, due to an alleged failure to obtain the necessary permits to excavate dirt from two plots of land in Jánošíková, Slovakia. The alleged damages were quantified at EUR 8.7 million. There have been no significant changes in these proceedings and the Group still considers it to be improbable that the investigation will give rise to risk and, therefore, no provision has been set aside with respect to this dispute.
The second one has just been initiated on June 2, 2023, when Slovakia’s Presidium of the Police Force for the National Center for Special Types of Criminality, Division Investigating Hazardous Substances and Environmental Crimes in Bratislava filed a claim against D4R7 Construction s.r.o. for the alleged crime of “endangering and damaging the environment” in violation of the criminal code. It is alleged that between May and December 2018, on certain protected parcels of land located in Blatná na Ostrove, D4R7 caused environmental damage quantified at EUR 6,594,188.76, by extracting more than 200,000 tons of dirt without a permit. As the charges were recently filed, no additional information is available. D4R7 disputes these accusations and is in the process of preparing and filing a response. No provision has been accrued.
FB Serwis (Poland)
On February 1, 2023, the President and Vice-President of the management board of FBSerwis SA were detained in Warsaw, Poland, by the Polish Central Anticorruption Office. According to the information provided publicly by the Polish National Prosecutor’s Office, their arrest was related to a broader investigation for alleged fraud and money laundering, invoice forgery, and bribery. According to the public sources, over a dozen people have been detained as part of the ongoing proceedings, including three employees of FBSerwis SA, including the President and Vice-President of the Company’s management board. On March 28, 2023, FBSerwis SA’s supervisory board decided to remove them from the board. FBSerwis SA has terminated their employment contracts.
The investigation is ongoing and the Company is cooperating.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS PERIOD ENDED JUNE 2023 (UNAUDITED)

FBSerwis SA’s management board does not presently identify any significant risk for FBSerwis SA’s operations. In addition, FBSerwis SA commissioned an independent law firm to investigate any irregularities related to the above-mentioned events. The investigation is in progress.
In May 2023, the supervisory board named a new President of the management board.
FBSerwis SA’s management board set up an Internal Control Office to monitor compliance with FBSerwis SA’s policies and procedures, which are also under review.
Considering the above, FBSerwis SA’s management board believes that at present there is no need to make adjustments to the financial statements in connection with to these events.
c) Contingent liability in the Airports Division
A call/put option was agreed between Carlyle Group and Ferrovial as part of the investment in the New Terminal One project in JFK Airport in 2022, on the shares in the project held indirectly by the former. It is exercisable by Carlyle from June 2028 to June 2032 and by Ferrovial from January 2031 to June 2034. The strike price will be based on an estimate of the fair value at the exercise date. The put, which does not meet the requirements included in the definition of a liability, is therefore a contingent liability.
d) Tax-related litigation
Tax proceedings relating to the amortization for tax purposes of financial goodwill on the acquisitions of Amey and Swissport
The Group filed an appeal against the 2014 decision by the European Commission to classify amortizations of financial goodwill as state aid. As the Group considers there are sound grounds supporting its procedural stance in this proceeding, no provision has been recorded as of December 31, 2022. However, if the court judgement is unfavorable there will be an adverse effect of EUR 87.6 million on the Group’s income statement in relation to additional Spanish Corporate Income Tax for 2002 to 2021. The maximum amount payable in connection with a potential unfavorable result would be EUR 46.9 million, as the remainder has already been settled by the Group.
10.2 Contingent assets
In view of the nature of the business, the Construction Division has brought claims against various customers that could give rise to additional receivables. As indicated in the accounting policies set out in the December 2022 Consolidated Financial Statements (section 1.3.3), these claims are not recognized as revenue until they are deemed to be approved, and are only included in the calculation of provisions for budgeted losses if they are considered probable.
On July 21, 2022, the Joint Venture formed by Ferrovial Construction, S.A. and Batco, which carried out the construction of package 5 of the Batinah highway in Oman, received notification that the Court had upheld the claim filed. This decision was treated as virtually certain in 2022, having a positive impact on the 2022 Annual Accounts, and the amount claimed was fully collected in 2023.
10.3. Guarantees
a) Bank guarantees and other guarantees issued by insurance companies
At June 30, 2023, the Group companies had given bank guarantees and other guarantees issued by insurance companies for a total of EUR 7,708 million (EUR 8,093 million in December 2022), which break down as follows: i) EUR 3,649 million in bank guarantees (EUR 3,806 million in December 2022); and ii) EUR 4,059 million in guarantees issued by bonding agencies and insurance companies (EUR 4,287 million in December 2022). These guarantees cover the liability to customers for the correct performance of construction or services contracts involving Group companies. So if a project were not executed, the customer would enforce the guarantee.
Of the total amount of the guarantees, EUR 1,016 million (December 31, 2022: EUR 1,155 million) secures commitments to invest in the capital of infrastructure projects, EUR 954 million relating to the JFK project (Note 10.4).

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS PERIOD ENDED JUNE 2023 (UNAUDITED)

b) Guarantees given by Group companies for other Group companies
Guarantees are given among Group companies to cover third-party liability arising from contractual, commercial or financial relationships. In general, these guarantees do not have any impact on the analysis of the Group’s consolidated accounts. However, there are certain guarantees provided by ex-infrastructure project companies to infrastructure project companies which, due to the classification of project borrowings as being without recourse, it is relevant to disclose. Guarantees given to equity-accounted companies, whether or not they are infrastructure project companies, must also be disclosed since they could give rise to future additional capital disbursements in these companies, were the secured events to occur.
There follows a breakdown of these types of guarantees outstanding at June 30, 2023 and changes with respect to December 2022:
b.1) Guarantees provided by ex-infrastructure project companies to fully-consolidated infrastructure project companies (contingent capital)
These guarantees totaled EUR 119 million at June 30, 2023 (December 31, 2022: EUR 124 million).
b.2) Guarantees provided by ex-infrastructure project companies to equity-accounted infrastructure project companies (contingent capital).
Guarantees securing infrastructure project financing amount to EUR 24 million based on the Ferrovial Group’s ownership interest (December 31, 2022: EUR 25 million).
In addition, the Company has furnished a guarantee of EUR 21 million in relation to the Radial 4 toll road, which was deconsolidated in 2015. This amount had been provisioned in full at June 30, 2023 (Note 10.1 relating to litigation).
b.3) Other guarantees given to concession companies
The Group operates four waste treatment plants in the UK (Thalia), which generate energy as part of the waste treatment process. The plants are run under construction and operation concessions granted by the local authorities. Thalia’s assets were part of the Amey Group and they were excluded from the scope of the Amey sale, and transferred within the Ferrovial Group.
The guarantees securing fulfillment of the commitments relating to the assets amount to GBP 355 million at June 30, 2023 (December 31, 2022: GBP 322 million) and are provided by various Group companies. The guarantee may be unlimited in certain limited and specific scenarios such as fraud, willful misconduct or abandonment of the asset.
In recent years, the plants have had issues in both the construction phase and the commissioning and operation phase, particularly in the case of Milton Keynes and the Isle of Wight. At June 30, 2023, the Group recognized a provision for future losses covering these plants in the amount of GBP 49 million. The provision does not include structural costs of the business estimated at GBP 7 million per annum.
b.4) Guarantees given in divestment processes
The sale agreements entered into during the divestment of the former Services Division included various guarantees given to the buyers in connection with a number of potential lawsuits or litigation in progress on the transaction dates.
Guarantees that met the relevant requirements of accounting legislation (IAS 37) are provisioned at June 30, 2023 for EUR 21 million (EUR 22 million in December 2022). The main guarantees were disclosed in the December 2022 annual accounts.
10.4. Commitments
a) Investment commitments
The investment commitments undertaken by the Group in relation to the capital contributions to infrastructure projects amount to EUR 1,078 million (December 2022: EUR 1,163 million). The decrease during the year is mainly due to the investments made in toll road projects in the US and in the new terminal one project at JFK airport in New York (Note 1.2).

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS PERIOD ENDED JUNE 2023 (UNAUDITED)

A part of these commitments is secured by bank guarantees received from third parties amounting to EUR 1,016 million (EUR 954 million relating to the JFK project) (Note 10.3).
There were no changes in commitments to invest in companies in which Ferrovial holds non-controlling interests, which are engaged in innovation projects related primarily to energy and mobility (EUR 53 million in December 2022).
b) Environmental commitments
There were no changes with respect to the information disclosed in the annual accounts for 2022 in relation to the provisions for probable or certain environmental liabilities, litigation in progress, indemnities or other outstanding obligations of undetermined amount.
11. Workforce
Set out below is an analysis of the number of employees at June 30, 2023 and 2022 by professional category and gender:
	06.30.2023
CATEGORY	MEN	WOMEN	TOTAL	VAR. 23/22
Executive Directors	2	-	2	—%
Senior Management	11	2	13	—%
Manager and higher categories	2,731	745	3,476	14.0%
Senior professionals/Supervisors	1,580	837	2,417	10.0%
Professionals	2,472	1,221	3,693	3.0%
Admin/Support	554	670	1,224	1.0%
Blues Collars	12,571	635	13,206	(2.0)%
Total	19,921	4,110	24,031	2.0%
	06.30.2022
CATEGORY	MEN	WOMEN	TOTAL
Executive Directors	2	-	2
Senior Management	12	1	13
Manager and higher categories	2,486	572	3,058
Senior professionals/Supervisors	1,496	703	2,199
Professionals	2,340	1,232	3,572
Administratives/Support	598	616	1,214
Blues Collars	12,736	708	13,444
Total	19,670	3,832	23,502
The workforce increased by 2.0% (+799 employees) compared to June 30, 2022.
The average headcount by business division in the first six months of the year was as follows:
	06.30.2023
BUSINESS	MEN	WOMEN	TOTAL	VAR. 23/22
Construction	15,816	3,243	19,059	(2.0)%
Toll roads	471	187	658	35.0%
Airports	196	41	237	372.0%
Energy Infrastructure and mobility	3,223	322	3,545	8.0%
Other	262	243	505	16.0%
Total	19,969	4,035	24,004	1.0%
	06.30.2022
BUSINESS	MEN	WOMEN	TOTAL
Construction	16,370	3,175	19,545
Toll roads	331	155	486

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS PERIOD ENDED JUNE 2023 (UNAUDITED)

	06.30.2022
BUSINESS	MEN	WOMEN	TOTAL
Airports	35	15	50
Energy Infrastructure and mobility	2,964	304	3,268
Other	257	180	437
Total	19,957	3,829	23,786
12. Comments on seasonality
Ferrovial’s business activities are subject to a certain degree of seasonality in certain months of the year, making it impossible to extrapolate figures to a full year on the basis of figures for a six-month period.
The Toll Roads Business Division revenue is affected by seasonal changes in traffic volumes, with typically lower traffic in the winter months due to adverse climate conditions. We believe that this trend has recently been exacerbated in the Toll Roads Business Division as a result of the increase in hybrid work models and work flexibility.
The Construction Business Division is also affected by weather conditions, typically experiencing lower revenues in the first quarter of the year, and also the Airports Business Division, affected by seasonal trends, including holiday seasons.
13. Related-party transactions
The table below shows the commercial transactions carried out between the Company (or its Group companies) and related parties on an arm’s length basis and in the ordinary course of business in the first six months of 2023 (if any) and 2022. If they were related parties for only a part of the six-month period, the transactions carried out during that period are indicated. Related-party transactions are broken down into three categories as shown below. During the first six months of 2023 there were no material transactions that should be reported according to applicable regulations.
i.
Transactions between Ferrovial SE and its directors or senior executives:

This includes the transactions carried out between Ferrovial SE and its directors and senior executives, their close family members or entities in which one or the other hold control or joint control, or those in which the directors of the Company hold in turn executive or management positions or over which they could exercise significant influence (1).
ii.
Transactions between subsidiaries of Ferrovial SE and the directors or senior executives of the Company.

This includes the transactions carried out between subsidiaries of the Company and its directors and senior executives, their close family members or entities in which one or the other holds control or joint control, or those in which the directors of the Company hold in turn executive and management positions or over which they could exercise significant influence (1).
(1) In relation to these entities, ordinary transactions made on standard customer terms and of little relevance, are not included. This applies until June 16, 2023 due to the change of applicable law following the effectiveness of the reverse merger.

Thousands of euros	06.30.2023				06.30.2022
EXPENSES AND INCOME:	a) Transactions with Ferrovial SE	b) Transactions with subsidiaries	Total expenses and income	Balance at 06.30.2023	a) Transactions with Ferrovial SE	b) Transactions with subsidiaries	Total expenses and income	Balance at 06.30.2022
Financial expenses	-	-	-	-	-	-	-	-
Services received	-	-	-	-	-	8	8	3
EXPENSES	-	-	-	-	-	8	8	3
Financial income	-	-	-	-	-	-	-	-
Services rendered	-	-	-	-	-	20	20	-
INCOME	-	-	-	-	-	20	20	-

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS PERIOD ENDED JUNE 2023 (UNAUDITED)

iii.
Transactions between Group companies

Also described are transactions between the subsidiaries and the Company which, in all cases form part of their ordinary businesses as regards purpose and conditions and were not eliminated on consolidation for the following reason.
As explained in detail in Note 1.3.2 to the consolidated annual accounts for the year ended December 31, 2022, balances and transactions relating to construction work performed by the Construction Division for Group infrastructure concession operators are not eliminated on consolidation since, at the consolidated level, contracts of this type are classed as construction contracts in which the work, during execution, is deemed to be performed for third parties, as the ultimate owner of the work, from both a financial and a legal viewpoint, is the awarding entity.
For the first half of 2023, Ferrovial’s Construction Division recognized revenue totaling EUR 325 million for the above-mentioned construction work (June 30, 2022: EUR 466 million), of which EUR 81 million relates to equity-accounted toll roads.
The related profit/(loss) not eliminated on consolidation and attributable to Ferrovial’s ownership interest in the concession operators, net of taxes and minority interests, amounted to EUR -50 million in the first half of 2023, of which EUR -6 million relates to equity-accounted companies. At June 30, 2022, this amounted to EUR -17 million.
14. Selected individual financial information
IAS 34 p.14 on Interim Financial Information does not require the individual financial statements of the parent company to be included together with the Consolidated Financial Statements in the interim information prepared by the entity.
15. Events after the reporting date
On September 7, 2023, the Company has successfully completed the pricing of an issue of sustainability-linked bonds amounting to EUR 500 million, with maturity date on September 13, 2030. The bonds will bear interest at a rate of 4.375% per annum payable annually. The issue price is 99.587% of the nominal value of the securities. The bonds have been fully subscribed and paid up by investors, and are admitted to trading on the regulated market of the Irish Stock Exchange.
On September 12, 2023, the Supreme Court gave a judgment in favor Ferrovial regarding the resolution arising from the tax audit for 2006 Spanish Corporate Income Tax. The dispute was in connection with the Group’s 2006 Spanish CIT assessment relating to the application of a deduction for export activities relating to an investment made to acquire the ownership interest in the former BAA (now Heathrow Airport Holding Limited). The estimated amount claimed to Ferrovial by the Spanish Tax Authorities at December 2022 including interest was EUR 119,9 million.
The ruling definitively resolves the dispute and declares the tax audit null and void. No liability was recognized in these financial statements as a result of the dispute.
The accounting treatment of this litigation differs from that considered in the financial statements corresponding to the periods 2020, 2021, and 2022 that the Company reported to the Spanish Exchange Commission (CNMV) during these years, and which also reported to the Authority of the Financial Markets in The Netherlands (AFM) and the CNMV in the first report made in June 2023 after the merger operation discussed in Note 1.2, in which there was a provision recorded in the balance sheet for this litigation in the amount of EUR 128 million at June 2023 (EUR 126 million at December 2022). The difference in the balance sheet for these periods corresponds to the financial update of said provision, according to the legal interest rates applicable in Spain, recorded with an impact on the income statement for each year, and whose effect also differs from that reflected in these financial statements, in which such expenses have not been recorded.
Finally, on September 27, 2023, the EU General Court issued a ruling overturning the EU Commission’s Decision of October 15, 2014 which considered as State Aid incompatible with the EU Treaty the Spanish tax depreciation of financial goodwill, in case of indirect acquisitions of non-resident companies. The ruling upholds the appeals of the Kingdom of Spain and several Spanish companies, including Ferrovial, and argues that the Commission’s decision violates the principles of legal certainty and protection of legitimate expectations. The decision can be appealed by the European Commission before the EU Court of Justice and, if upheld, the Spanish Tax Administration must refund the initially claimed amounts.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Ferrovial SE (formerly, Ferrovial, S.A.)
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Ferrovial SE (the Company) as of December 31, 2022 and 2021, the related consolidated income statements, consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recognition of revenue from long-term construction contracts
Description of the Matter
As more fully described in notes 1.3.3.4, 1.3.4, and 4.4 to the consolidated financial statements, the Company enters into long-term construction contracts where revenue is recognized over time in accordance with either the output or input method. For the fiscal year ended December 31, 2022, the Company recognized revenue from long-term construction contracts for EUR 6,287 million.
Revenue recognition for contracts accounted for under the output method requires estimating the surveying by performance units completed to date. Contracts accounted for under the input method require estimating the total forecasted cost to complete. For both methods, management estimates, when applicable, the total amount of revenue to be recognized including variable consideration, modifications or claims.
To calculate the revenue due to variable consideration, management estimates the amount of incurred costs that will give rise to these additional sources of, or reductions to, revenue and whether such revenue meets the conditions for variable consideration, modifications or claims.
Auditing management’s measurement of revenue recognized over time on long-term construction contracts is especially challenging because it involves subjective management assumptions regarding the estimated surveying by performance units completed to date, the estimated total costs forecast to complete the work that could span several years and the amount of incurred costs that would give rise to additional sources of revenue. These assumptions could be impacted by future market and economic conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding of the policies and procedures that the Group applies in recognizing revenues from long-term construction contracts using the output or input method and the underlying assumptions and estimates.
Our audit procedures also included, among others, evaluating the application of the Company’s revenue recognition method, performing analytical procedures and test of details on a sample of contracts to assess the relevant contractual clauses, and compare the inputs to the Company’s historical data or experience for similar contracts, and to assess the reasonableness of management’s assumptions and estimates.
We further assessed the reasonableness of the estimated surveying by performance units completed to date and the estimated total forecasted costs to complete the work through meetings with management, as well as comparative analysis of deviations between originally planned costs and actual costs, the deviations’ impact on the estimated project margins, and certifications received by the customer, as applicable. We performed a comparative analysis of budgeted versus actual revenues recognized from contracts completed during the year, and look-back analyses to historical actual costs to assess management’s ability to estimate.
For variable consideration, we assessed the estimated amount of incurred costs that will give rise to additional sources of revenue by comparing actual construction progress to contractual completion dates and milestones, and evaluated if these are reasonably met to recognize the revenue.
For contract modifications, we assessed the evidence of the underlying technical report approvals and the status of the negotiation with the customers. For the amounts recognised in claims, we assessed the reasonableness of management’s judgement in recognizing such items as revenues by inspecting supporting technical reports and legal confirmations.
Recoverability of investments in infrastructure projects operated under concession arrangements
Description of the Matter
As more fully described in note 1.3.3.2, 1.3.4 and 3.3 to the consolidated financial statements, concession arrangements that fall in scope of IFRIC 12, for which the consideration received consists of the right to charge fees based on the degree of use of the public service are classified as intangible assets. At December 31, 2022, the Company recorded EUR 13,504 million of intangible assets related to concession agreements.
Management assesses, at each reporting date, whether there is an indication that the concession asset may be impaired. The related impairment tests are based on a discounted cash flow model, which involves management assumptions related to future traffic volumes, prices applied to customers, future operating expenses and the discount rate.
Auditing management’s estimates of recoverability of investments in infrastructure projects operated under concession arrangements is complex due to significance of the amounts involved, and required subjective auditor judgement due to the significant estimation required in the future traffic volumes, prices applied to customers, future operating expenses and discount rate management assumptions. Changes in the assumptions used could materially affect the recoverability of such investments in infrastructure projects.

How We Addressed the Matter in Our Audit
We obtained an understanding of the policies and procedures related to the recoverability of investments in infrastructure projects.
The procedures designed to address the matter in our audit included, among others, understanding the terms and conditions of concession arrangements. We assessed the arithmetical accuracy of the discounted cash flow models. We assessed the reasonableness of the future traffic volumes, prices applied to customers, future operating expenses by comparing those assumptions to recent historical performance, current economic and industry trends, and financial forecasts. We further evaluated the consistency of the future traffic volumes, prices applied to customers, future operating expenses by comparing past forecasts to subsequent actual activity. We involved a specialist to assist in evaluating the discount rate by developing a range of discount rate, which we compared to those used by the Company. We also assessed the mathematical accuracy of the discount rates calculation.

/s/ Ernst & Young, S.L.
We have served as the Company’s auditor since 2020.
Madrid, Spain
October 10, 2023, except for Note 6.11, as to which the date is November 21, 2023

FERROVIAL SE CONSOLIDATED
STATEMENTS OF FINANCIAL POSITION AS OF
DECEMBER 31, 2022 AND 2021
Assets (Million euro)	Note	2022	2021
Non-current assets		18,925	15,852
Goodwill	3.1	480	431
Intangible assets	3.2	138	126
Fixed assets in infrastructure projects	3.3	13,667	11,185
Intangible asset model		13,504	11,016
Financial asset model		163	169
Property, plant and equipment	3.4	479	354
Right of use	3.7	183	176
Investments in associates	3.5	1,951	1,838
Non-current financial assets	3.6	1,095	879
Loans granted to associates		246	227
Non-current restricted cash	5.2	597	579
Other non-current receivables		252	73
Deferred tax assets	2.7	784	570
Long-term financial derivatives at fair value	5.5	148	293
Current assets		7,411	9,021
Inventories	4.1	476	403
Current income tax assets		19	79
Short-term trade and other receivables	4.2	1,600	1,336
Trade receivables for sales and services		1,300	1,068
Other short-term receivables		300	268
Other short-term financial assets		-	11
Cash and cash equivalents	5.2	5,130	5,536
Infrastructure project companies		168	207
Restricted cash		38	47
Other cash and cash equivalents		130	160
Ex-infrastructure project companies		4,962	5,329
Short term financial derivatives at fair value	5.5	184	15
Assets held for sale	1.1.5	2	1,641
TOTAL ASSETS		26,336	24,873

Liabilities and equity (Million euro)	Note	2022	2021
Equity	5.1	6,473	5,946
Equity attributable to shareholders		4,233	4,156
Equity attributable to non-controlling interests		2,240	1,790
Non-current liabilities		14,486	12,385
Deferred income	6.1	1,410	1,402
Employee benefit plans	6.2	2	3
Long-term provisions	6.3	290	298
Long-term lease liabilities	3.7	120	115
Borrowings	5.2	10,776	9,513
Debentures and borrowings of infrastructure project companies		7,893	7,362
Debentures and borrowings of ex-infrastructure project companies		2,883	2,151
Other payables	6.4	898	72
Deferred taxes	2.7	924	687
Long-term financial derivatives at fair value	5.5	66	295
Current liabilities		5,377	6,542
Short-term lease liabilities	3.7	64	58
Borrowings	5.2	877	1,096
Debentures and borrowings of infrastructure project companies		74	47
Bank borrowings of ex-infrastructure project companies		803	1,049
Financial derivatives at fair value	5.5	47	110
Current income tax liabilities		30	69
Short-term trade and other payables	4.3	3,429	2,812
Trade payables		1,663	1,544
Advance payments from customers and work certified in advance		1,364	885
Other short-term payables		402	383
Short-term provisions	6.3	930	1,002
Liabilities held for sale	1.1.5	-	1,395
TOTAL LIABILITIES AND EQUITY		26,336	24,873
The accompanying notes are an integral part of the consolidated statement of financial position as of December 31, 2022, and 2021.

FERROVIAL SE CONSOLIDATED INCOME
STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2021 AND 2020
Income statement (Million euro)	Note		2022	2021	2020
Revenues			7,551	6,910	6,641
Other operating income			2	1	3
Revenues and other operating income	2.1		7,553	6,911	6,644
Materials consumed			1,197	1,085	1,000
Other operating expenses	2.2		4,182	3,923	3,950
Personnel expenses	2.3		1,446	1,293	1,282
Total Operating Expenses			6,825	6,301	6,232
Fixed asset depreciation			299	270	240
Impairment and disposal of fixed assets	2.4		(6)	1,139	(9)
Operating profit/(loss)			423	1,479	163
Net financial income/(expense) from financing			(243)	(220)	(244)
Profit/(loss) on derivatives and other net financial income/(expense)			(122)	(87)	37
Net financial income/(expense) from infrastructure projects			(365)	(307)	(207)
Net financial income/(expense) from financing			1	(27)	(9)
Profit/(loss) on derivatives and other net financial income/(expense)			47	2	(31)
Net financial income/(expense) from ex-infrastructure projects			48	(25)	(40)
Net financial income/(expense)	2.5		(317)	(332)	(247)
Share of profits of equity-accounted companies	2.6		165	(178)	(373)
Profit/(loss) before tax from continuing operations			271	969	(457)
Income tax / (expense)	2.7		(30)	9	35
Profit/(loss) net of tax from continuing operations			241	978	(422)
Profit/(loss) net of tax from discontinued operations			64	361	45
Net profit/(loss)			305	1,339	(377)
Net profit/(loss) for the year attributed to non-controlling interests	2.9		(117)	(138)	(51)
Net profit/(loss) for the year attributed to the parent company			188	1,201	(428)
Net earnings per share attributed to the parent company (in euros)	2.10	Diluted	0.25	1.63	(0.60)
		Basic	0.25	1.63	(0.60)
Net earnings per share attributed to the parent company Continuing Operations (in euros)		Diluted	0.16	1.14	(0.65)
		Basic	0.16	1.14	(0.65)
The accompanying notes are an integral part of the consolidated income statement for the years 2022, 2021 and 2020.

FERROVIAL SE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(Million euro)	Note	2022	2021	2020
a) Net profit/(loss)		305	1,339	(377)
Attributed to parent company		188	1,201	(428)
Attributed to non-controlling interests		117	138	51
b) Income and expense recognized directly in equity	5.1	456	180	(399)
Fully-consolidated companies		333	131	(225)
Impact on hedge reserves	5.5	193	11	(185)
Impact on defined benefit plan reserves (*)	6.2	-	-	-
Currency translation differences		160	114	(88)
Tax effect		(20)	6	48
Companies held for sale		(8)	27	10
Impact on hedge reserves		-	4	-
Impact on defined benefit plan reserves (*)		-	-	-
Currency translation differences		(8)	24	10
Tax effect		-	(1)	-
Equity-accounted companies		131	22	(184)
Impact on hedge reserves		236	45	(28)
Impact on defined benefit plan reserves (*)		-	33	(38)
Currency translation differences		(29)	(32)	(132)
Tax effect		(76)	(24)	14
c) Transfers to income statement	5.1	131	1	46
Fully-consolidated companies		(47)	12	-
Transfers to income statement		(62)	16	-
Tax effect		15	(4)	-
Companies held for sale		178	3	43
Transfers to income statement		179	4	53
Tax effect		(1)	(1)	(10)
Equity-accounted companies		-	(14)	3
Transfers to income statement		-	(14)	4
Tax effect		-	-	(1)
a)+ b)+ c) TOTAL COMPREHENSIVE INCOME		892	1,520	(730)
Attributed to the parent company		710	1,398	(729)
Attributed to non-controlling interests		182	122	(1)
(*) The impact on reserves of defined benefit plans is the only item of income and expense recognized directly in equity that cannot subsequently be reclassified to the income statement (Note 5.1).
The accompanying notes are an integral part of the consolidated statements of comprehensive income for the years 2022, 2021 and 2020.

FERROVIAL SE CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(Million euro)	Share capital	Share/ Merger premium	Treasury shares	Other equity instruments	Measurement adjustments	Retained earnings and other reserves	Attributed to shareholders	Attributed to non-controlling interest	Total equity
Balance at 01.01.2020	147	995	(75)	505	(1,195)	4,039	4,416	783	5,199
Consolidated profit/(loss) for the year 2020	-	-	-	-	-	(428)	(428)	51	(377)
Income and expense recognized directly in equity	-	-	-	-	(347)	-	(347)	(52)	(399)
Transfers to income statement	-	-	-	-	46	-	46	-	46
Total income and expenses recognized for the year	-	-	-	-	(301)	(428)	(729)	(1)	(733)
Scrip dividend agreement	3	(92)	-	-	-	(29)	(119)	-	(119)
Other dividends	-	-	-	-	-	-	-	(134)	(134)
Treasury share transactions	(3)	(256)	62	-	-	(62)	(258)	-	(258)
Shareholder remuneration	-	(348)	62	-	-	(91)	(377)	(134)	(511)
Share capital increases/reductions	-	-	-	-	-	-	-	15	15
Share-based remuneration schemes	-	-	-	-	-	(9)	(9)	-	(9)
Other movements	-	-	-	-	-	(19)	(19)	1	(18)
Other transactions	-	-	-	-	-	(28)	(28)	16	(12)
Perpetual subordinated bond issuances (Note 5.1.1)	-	-	-	1	-	(8)	(7)	-	(7)
Scope changes	-	-	-	-	-	(22)	(22)	(24)	(46)
Balance at 12.31.2020	147	647	(13)	506	(1,496)	3,462	3,253	640	3,893

Consolidated profit/(loss) for the year 2021	-	-	-	-	-	1,201	1,201	138	1,339
Income and expense recognized directly in equity	-	-	-	-	196	-	196	(16)	180
Transfers to income statement	-	-	-	-	1	-	1	-	1
Total income and expenses recognized for the year	-	-	-	-	197	1,201	1,398	122	1,520
Scrip dividend agreement	3	3	-	-	-	(34)	(29)	-	(29)
Other dividends	-	-	-	-	-	-	-	(270)	(270)
Treasury share transactions	(3)	(432)	(111)	-	-	111	(434)	-	(434)
Shareholder remuneration	-	(429)	(111)	-	-	77	(463)	(270)	(733)
Share capital increases/reductions	-	-	-	-	-	-	-	28	28
Share-based remuneration schemes	-	-	-	-	-	(22)	(22)	-	(22)
Other movements	-	-	-	-	-	(3)	(3)	-	(3)
Other transactions	-	-	-	-	-	(25)	(25)	28	3
Perpetual subordinated bond issuances (Note 5.1.1)	-	-	-	1	-	(8)	(7)	-	(7)
Scope changes	-	-	-	-	-	-	-	1,270	1,270
Balance at 12.31.2021	147	218	(124)	507	(1,299)	4,707	4,156	1,790	5,946

Consolidated profit/(loss) for the year 2022	-	-	-	-	-	188	188	117	305
Income and expense recognized directly in equity	-	-	-	-	391	-	391	65	456
Transfers to income statement	-	-	-	-	131	-	131	-	131
Total income and expenses recognized for the year	-	-	-	-	522	188	710	182	892
Scrip dividend agreement	3	-	-	-	-	(135)	(132)	-	(132)
Other dividends	-	-	-	-	-	-	-	(160)	(160)
Treasury share transactions	(5)	(218)	98	-	-	(321)	(446)	-	(446)
Shareholder remuneration	(2)	(218)	98	-	-	(456)	(578)	(160)	(738)
Share capital increases/reductions	-	-	-	-	-	-	-	356	356
Share-based remuneration schemes	-	-	-	-	-	-	-	-	-
Other movements	-	-	-	-	-	41	41	5	46
Other transactions	-	-	-	-	-	41	41	361	402
Perpetual subordinated bond issuances (Note 5.1.1)	-	-	-	1	-	(9)	(8)	-	(8)
Scope changes	-	-	-	-	-	(88)	(88)	67	(21)
Balance at 12.31.2022	145	-	(26)	508	(778)	4,384	4,233	2,240	6,473
The accompanying notes are an integral part of the consolidated statements of changes in equity for the years 2020, 2021 and 2022.

FERROVIAL SE CONSOLIDATED CASH FLOW
STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2021 AND 2020
(Million euro)	Note	2022	2021	2020
Net profit/(loss) attributable to parent company		188	1,201	-428
Adjustments to profit/(loss)		695	(259)	1,015
Net profit/(loss) for the year attributed to non-controlling interests		117	138	51
Profit (loss) net of tax from discontinued operations		(64)	(361)	(45)
Income tax / (expense)		30	(9)	(35)
Share of profits of equity-accounted companies		(165)	178	373
Net financial income/(expense)		317	332	247
Impairment and disposal of fixed assets		6	(1,139)	10
Fixed asset depreciation		299	270	239
Operating profit/(loss) Discontinued Operations ex - depreciation/amortization & impairment	2.8	155	332	175
Tax payments		(82)	(155)	(101)
Change in working capital (receivables, payables and other)	4.0	(83)	(249)	308
Dividends received from equity accounted infrastructure project companies	3.5	284	272	299
Cash flows from operating activities		1,002	810	1,093
Investment in property, plant and equipment/intangible assets		(95)	(124)	(116)
Investment in infrastructure projects	3.3	(784)	(239)	(128)
Loans granted to associates/acquisition of companies		(347)	(923)	(152)
Interest received	2.5	47	3	25
Investment of long-term restricted cash		18	119	253
Divestment of infrastructure projects		-	-	-
Divestment/sale of companies	1.1.6	429	1,621	501
Cash flows from (used in) investing activities		(732)	457	383
Financing activities
Capital cash flows from non-controlling interests		350	57	19
Scrip dividend		(132)	(31)	(122)
Treasury share purchases		(446)	(432)	(255)
Shareholder remuneration		(578)	(463)	(377)
Dividends paid to non-controlling interests of investees		(161)	(270)	(133)
Other movements in shareholders’ funds		(69)	-	(24)
Interest paid	2.5	(329)	(295)	(274)
Lease payments		(72)	(131)	(89)
Increase in borrowings		1,207	603	2,209
Decrease in borrowings		(665)	(1,671)	(804)
Net change in borrowings from discontinued operations		1	(51)	(96)
Cash flows from (used in) financing activities		(316)	(2,221)	430
Effect of exchange rate on cash and cash equivalents		(283)	99	(133)
Change in cash and cash equivalents due to consolidation scope changes		4	(109)	(6)
Changes in cash and cash equivalents from assets held for sale	5.3	(81)	(44)	43
Change in cash and cash equivalents	5.3	(406)	(1,008)	1,810
Cash and cash equivalents at beginning of year		5,536	6,544	4,735
Cash and cash equivalents at year-end		5,130	5,536	6,544
The accompanying notes are an integral part of the consolidated cash flow statements for the years 2022, 2021 and 2020.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOT THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31 2022, 2021 AND 2020
SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
The information deemed necessary before reading Ferrovial SE consolidated financial statements is set out in this section.
BASIS OF PRESENTATION
Group reorganization
On February 28, Ferrovial’s Board of Directors approved the common terms of the cross-border merger of Ferrovial, S.A., the Spanish listed company and ultimate parent company of the Ferrovial Group, into its wholly-owned Dutch subsidiary Ferrovial International SE, which was also approved by the general shareholders’ meeting of both entities held on April 13, 2023 and finally completed on June 16, 2023. As a result of this transaction, the new parent company of the Ferrovial Group is Ferrovial SE (or “FSE”), a European public limited company (“Societas Europaea”) domiciled in the Netherlands and currently listed on both Euronext in Amsterdam, a regulated market of Euronext Amsterdam N.V. (the “Dutch Stock Exchange”) and the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, regulated markets of Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. (the “Spanish Stock Exchanges”).
This type of reorganization is not considered a business combination under IFRS 3 and is not specifically covered under IFRS. Instead, pooling of interest or predecessor accounting is applied. This has been the approach adopted because the combined entity is considered a continuation of the Group headed by Ferrovial S.A., and it has only changed the location of its resources within the Group. Moreover, this approach provides useful information about the combined company and allows for users of financial information to understand the performance of the underlying business (Note 1.1.2).
Purpose of the consolidated financial statements
The accompanying consolidated financial statements have been prepared to be included in a Form 20-F registration statement to be filed pursuant to the Securities Act of 1933, in view of a potential listing on a national securities exchange in the United States, and were authorized for issuance by the Group’s CEO and CFO.
Basis of presentation
The consolidated financial statements of Ferrovial SE and its subsidiaries and investees (hereinafter referred to as “Ferrovial”, the “Ferrovial Group”, the “Group” or “FSE Group”) have been prepared in accordance with the International Financial Reporting Standards (hereinafter, “IFRS”) as issued by the International Accounting Standards Board (“IASB”). Accounting policies applied are explained in Note 1.3.
The Company’s activities
The disclosures presented in these financial statements mostly distinguish between infrastructure project companies and other companies (as defined in Note 1.1.4). Also noteworthy are the Group’s main assets: the 25% ownership interest in Heathrow Airports Holdings (HAH), the owner of Heathrow Airport; the 43.23% ownership interest in the company that owns the 407 ETR toll road in Toronto (Canada); the indirect 49% interest in the share capital of JFK NTO LLC, responsible for the remodeling, construction, financing and operation of the New Terminal One facilities at New York’s John F. Kennedy International Airport; the 50% stake in AGS, which owns Aberdeen, Glasgow and Southampton airports in UK; and its 24.86% ownership interest in IRB Infrastructure Developers Limited, one of India’s leading infrastructure companies, listed in Bombay.
Discontinued operations
As stated in Note 1.1.5, during 2022 and 2021 Ferrovial completely divested the Services Division by selling the infrastructure upkeep and maintenance business in Spain and in the UK.

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOT THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

2022: In January 2022, a sale agreement was completed between Ferrovial and Portobello Capital for the infrastructure upkeep and maintenance business in Spain. The price of the shares received by Ferrovial after the price adjustment was EUR 175 million. On December 2022 the rest of the Amey business in the UK was sold to a company controlled by funds managed by One Equity Partners for a net consideration of EUR 301.3 million as per the final agreement reached on April 17, 2023 with no further applicable price adjustments (capital gain of EUR 58.3 million).
2021: In November 2021, the US services business related to oil and gas industry infrastructure maintenance was sold. Additionally, divestments in 2021 included the sale, on December 1, 2021, of the environmental services business in Spain and Portugal to PreZero (a Schwarz Group company). The total price of the shares received by Ferrovial was EUR 1,032 million, with a consolidated net capital gain of EUR 335 million. In 2021, Budimex, within the Construction business, sold the real estate business in Poland.
Going concern evaluation
Note 1.2 analyses the Group´s capacity to continue operating under the going concern principle, analyzing liquidity, future cash requirements as well as other external factors that could compromise this principle, concluding that no material uncertainties exist about the group´s ability to continue as going concern.
Judgements and estimates
Ferrovial’s main estimates when measuring its assets, liabilities, revenues, expenses and commitments are detailed in Note 1.3.4.
Foreign exchange effect
While euro is Ferrovial’s functional currency, most of its activities are carried out in countries outside the eurozone. Note 1.4 analyses the impact on the consolidated financial statements of changes in the main currencies where it operated in 2022, 2021 and 2020.

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOT THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

1.1 BASIS OF PRESENTATION, THE COMPANY’S ACTIVITIES AND CONSOLIDATION SCOPE
1.1.1 Basis of presentation
These consolidated financial statements of Ferrovial SE were authorized for issuance by the Group’s CEO and CFO on October 10, 2023 (November 21, 2023, as to the addition of the former parent company’s financials as set out in Note 6.11), and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European Union. There are no effects on these consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as endorsed by the European Union.
The consolidated financial statements include the consolidated statement of financial position, consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flow and the accompanying notes (referred to collectively as the “Consolidated Financial Statements”).
For presentation of the consolidated income statement, the Group uses a classification method based on the nature of expenses, as it is more representative of the format used by management for internal reporting purposes and able to provide reliable information to investors.
The Group’s presentation currency is the Euro, which is also the functional currency of the Company, and unless otherwise stated amounts are presented in million of Euro.
1.1.2 Business reorganization
On February 28, Ferrovial’s Board of Directors approved the common terms of the cross-border merger of Ferrovial, S.A., the Spanish listed company and ultimate parent company of the Ferrovial Group, into its wholly-owned Dutch subsidiary Ferrovial International SE, which was also approved by the General Shareholders’ Meetings of both entities held on April 13, 2023 and finally completed on June 16, 2023. As a result of this transaction, the new parent company of the Ferrovial Group is Ferrovial SE, a European public limited company (“Societas Europaea”) domiciled in the Netherlands and currently listed on both the Dutch Stock Exchange and the Spanish Stock Exchanges.
This business reorganization was driven, among other reasons, by the growing internationalization of Ferrovial (in 2022, 82% of the group’s revenues and nearly 96% of its value came from activities outside Spain) and with the final aim of being listed in the United States of America.
Accounting treatment
In the merger, all shareholders of the former parent company of the Group, Ferrovial, S.A., were allotted shares in the new parent company of the Group, Ferrovial SE, except for a small group of shareholders who received cash in lieu of shares in connection with the merger in compliance with the applicable laws and regulations. The companies that are part of the Group remain the same without any type of change in terms of shareholding percentages.
This type of reorganization is not considered a business combination under IFRS 3, and is not specifically covered under IFRS. Following IAS 8 guidance, the Company has analyzed other accounting rules treating similar transactions (such as chapter 19.7 of FRS 102 in UK, DAS 216.503 in the Netherlands, or ASC 805.50.05 in US GAAP) in order to develop a policy that reflects the substance of the transaction. After that analysis, the Group has decided to apply the “pooling of interest” or “predecessor accounting” approach as it better reflects its substance.
As a result of this approach all the information included in the different reporting periods corresponds with the historical consolidated information of the Ferrovial Group, without any adjustments in the value of assets and liabilities, as the combined entity is considered a continuation of the former Ferrovial, S.A. Group, and it has only changed the location of its resources within the Group. Moreover, this approach provides useful information about the combined company and is the best way for users of financial information to understand the performance of the underlying business (Note 1.1.2).
The only accounting change as a consequence of the merger will be the modification of the share capital and share premium figures of the new legal parent entity. Considering this change is a reclassification between the legal share capital and share premium of the former parent entity, any difference will be included as a movement within equity reserves in 2023, the year that the merger formally took place.

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOT THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

1.1.3 Purpose of the consolidated financial statements
The accompanying consolidated financial statements have been prepared to be included in a Form 20-F registration statement to be filed pursuant to the Securities Act of 1933, in view of a potential listing on a national securities exchange in the United States. Ferrovial SE intends to apply for listing of its ordinary shares in the United States of America as a “foreign private issuer”. Therefore, the accompanying consolidated financial statements have been prepared including the relevant consolidated financial information as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020. In particular, foreign private issuers are only required to present two years of balance sheet information and three years for the rest of the corresponding financial statements as part of a Form 20-F registration statement.
1.1.4 The Company’s activities
Ferrovial comprises the parent company, Ferrovial SE, incorporated in the Netherlands, and its subsidiaries and investees, which are detailed in Appendix I. Its registered office is at Kingsfordweg 151, 1043GR, Amsterdam, Netherlands.
Through these companies, Ferrovial engages in the following four business lines, which are its reporting segments under IFRS 8:
•
Construction: Design and execution of all manner of public and private works, including most notably the construction of public infrastructure.

•
Toll roads: Development, financing and operation of toll roads.

•
Airports: Development, financing and operation of airports.

•
Energy Infrastructures and Mobility: This area is reported as a business segment for the first time in 2022. It focuses on development, financing and operation of power transmission lines and renewable energy generation plants, mobility, waste management plants and services to the mining industry in Chile.

For the purpose of understanding these consolidated financial statements, it should be noted that a part of the activity carried out by the Group’s business divisions consists of the development of infrastructure projects, primarily in the toll road and airport business lines, but also in the construction and energy fields.
Accordingly, and in order to aid understanding of the Group’s financial performance, these consolidated financial statements disclose separately the impact of projects of this nature in “fixed assets in infrastructure projects” in long-term financial assets (distinguishing those to which the intangible asset model is applied from those to which the financial asset model is applied – Note 3.3) and, in particular, in the cash and cash equivalents and borrowings (Note 5.2).
Following competitive bidding processes, these projects are conducted through long-term contracts entered with public authorities (“the grantor”) which grant the right to build or upgrade, operate and maintain the infrastructure. The contract is awarded to a legal entity, the concessionaire entity, whose sole purpose is the performance of the project, where the Group has an ownership interest, together with other shareholders.
The concessionaire has to finance the construction or upgrade of the public infrastructure mainly with borrowings guaranteed by the future cash flows coming from the project term; as a result, these projects usually have restricted cash established in the financing agreements to ensure repayment of borrowings. The shareholders also make capital contributions. Borrowings are generally secured at the time of entering into the service concession arrangement, and have no recourse to the shareholder or, in some cases, the recourse to the shareholders is limited to the guarantees issued (see Note 6.5.2 b.1)
Once construction or upgrade is complete, the concessionaire starts to operate and maintain the infrastructure, and in return, collects tolls or regulated charges for the use of the infrastructure, or through amounts paid by the grantor based on the availability for use of the related asset. These inflows allow to recover the initial investment. In most cases the construction and subsequent maintenance of the infrastructure is subcontracted by the concession operators to the Group’s Construction Division.
From an accounting standpoint, most of these arrangements are within the scope of application of IFRIC 12. A list of the companies regarded as infrastructure project companies in included in Appendix I.
It should also be noted that the Group’s main assets, which are equity accounted, are the 25% ownership interest in Heathrow Airport Holdings (HAH), the company that owns Heathrow Airport in London (UK), the 43.23% ownership

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOT THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

interest in 407 ETR, the concession operator of the 407 ETR toll road in Toronto (Canada), the 49% indirect ownership interest in the share capital of the company JFK NTO LLC, the concession company of New Terminal One at the International John F. Kennedy Airport in New York, the 50% stake in AGS, which owns Aberdeen, Glasgow and Southampton airports in UK, and finally, the 24,86% ownership interest in IRB Infrastructure Developers Limited, one of India’s leading infrastructure companies, listed in Bombay. Note 3.5 on investments in equity-accounted companies includes information relating to the changes in these companies’ balance sheets and income statements, which is complemented by information considered to be of interest in other notes to the accounts.
1.1.5
Assets and liabilities held for sale and discontinued operations

Discontinued operations
As indicated, the discontinued operations correspond to the Services Division, which divestment process was completed in 2022, once the infrastructure upkeep and maintenance business in Spain and the Amey business in the UK had been sold.
Divestments made during 2022 are described below:
On January 31, 2022, the sale agreement between Ferrovial and Portobello Capital for the acquisition of the infrastructure upkeep and maintenance business in Spain was completed once all the conditions precedent were fulfilled. The total price of the shares received by Ferrovial was EUR 171 million and following the price adjustment it increased to EUR 175 million. According to the sale agreement, a Ferrovial subsidiary acquired the 24.99% of the buyer’s capital for a price of EUR 17.5 million. The impact on the income statement was not significant.
On December, 31, 2022, the Amey business in the United Kingdom was sold to a company controlled by funds managed by One Equity Partners, which completed the transaction in association with its shareholder Buckthorn Partners. The net consideration (equity value) received by Ferrovial reached approximately GBP 264.6 million (EUR 301.3 million) as per the final agreement reached on April 17, 2023 with no further applicable price adjustments. The net consideration was in the form of cash (GBP 112.8 million (EUR 128.5 million)) and a vendor loan note of GBP 151.8 million (EUR 172.8 million) to the seller arranged on the completion date, repayable over the coming five years, which accrues 6% annual interest (increasing to 8% after year three). The capital gain generated reached EUR 58.3 million, registered as Profit/(loss) from continued operations within the income statement, including the transfer to the income statement of the currency translation differences (EUR (155.6) million) and the changes in fair value of derivatives (EUR (15.4) million) accumulated in equity (Note 5.1.1).
Previously, the business activity providing financial management services for PFI (Project Finance Initiative) project companies in the United Kingdom through the subsidiary Amey was sold for GBP 5 million in the first half of 2022, while Amey’s business area engaged in energy and water infrastructure maintenance was also sold (to British fund Rubicon) for a total price of GBP 20.3 million, including a deferred payment of GBP 18 million arranged through a loan to the buyer (Note 3.6.2).
Divestments made during 2021 are described below:
In November 2021, the agreement to sell the US services business related to oil and gas industry infrastructure maintenance was completed for a total price of USD 16 million (EUR 14 million). The impact on the income statement was a loss of EUR 28 million, registered as Profit/(loss) from continuing operations.
On December 1, 2021, the sale agreement reached between Ferrovial and PreZero (company of the Schwarz Group) on July 26, 2021 for the Environment Services business in Spain and Portugal was completed once all the conditions precedent were fulfilled. The total price of the shares received by Ferrovial was EUR 1,032 million. This transaction generated a profit of EUR 335 million, registered as Profit/(loss) from discontinued operations in the income statement.
Additionally, in 2021 the UK waste treatment business (reported in Energy Infrastructures and Mobility), the contract to maintain and operate the section of the A2 toll road and the contract to maintain and operate Madrid Calle 30 (reported in “Toll Roads”), together with the US infrastructure maintenance business and the energy efficiency services business (both reported in “Construction”) were reclassified as continuing operations. This decision was taken following the progress of the divestment processes and considering that certain contracts included in the Services division could fit strategically into other divisions of the Group, facilitating the execution of the divestment processes.

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOT THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Divestments made during 2020 are described below:
On June,30 2020, Ferrovial completed the sale of its Australian subsidiary Broadspectrum for AUD 465.5 million (approximately EUR 288 million). The transaction, which entailed the sale of the business in the Australia and New Zealand markets, was completed after receiving regulatory and competition approvals.
This transaction resulted in a loss of EUR 64 million in Profit/(loss) from continuing operations, relating mainly to the reclassification from shareholders’ funds to results of the amounts accumulated in equity in respect of currency translation differences and due to changes to the derivatives used to hedge the net exposure of overseas investment.
The following table details the different types of assets and liabilities that are classified as discontinued operations as of December 2021. December 2022 figures are not disclosed due to the completion of the divestment processes initiated in 2018. Information regarding discontinued operations income statement is disclosed in Note 2.8.
Services Division (Million euro)	12.31.21
Non-current assets	923
Goodwill on consolidation	107
Intangible assets	93
Fixed assets in infrastructure projects	66
Property, plant and equipment	70
Right of use	240
Deferred taxes	184
Other non-current assets	163
Current assets	689
Inventories	14
Short-term trade and other receivables	516
Cash and cash equivalents	118
Other current assets	41
TOTAL Assets classified as discontinued operations	1,612
Services Division (Million euro)	12.31.21
Deferred income	-
Non-current liabilities	310
Long-term provisions	25
Long-term lease liabilities	87
Borrowings	51
Deferred taxes	132
Other non-current liabilities	16
Current liabilities	1,086
Short-term lease liabilities	38
Borrowings	5
Short-term trade and other payables	860
Trade provisions	101
Other current liabilities	81
TOTAL Liabilities classified as discontinued operations	1,395
Measurement of assets
In line with legislation in force, the assets and liabilities of each of the units included under discontinued operations must be measured at the lower of carrying amount and fair value.
Fair value has been determined taking into account information on the latest offers received, and other external and internal information. With respect to the carrying amount, it is important to consider that results for the year do not include fixed asset depreciation charges, as indicated in the following section.

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOT THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Assets and liabilities held for sale
The decrease in 2021 compared to 2020 is explained by the sales of 20% of the Portuguese toll road Norte Litoral and the Group’s shares in Concesionaria de Prisiones Figueras, S.A.U. and in Urbs ludex Et Causidicus, S.A., as explained in Note 1.1.6. Finally, in August 2022, the sale of the remaining 20% of the Vía do Infante (Algarve) toll road to DIF Capital Partners was completed for EUR 23 million, as part of the sale of Ferrovial’s 49% ownership interest in this concession arranged in 2020.
1.1.6 Consolidation scope changes and other disposals in investees
There follows a description of the most significant movements in the consolidation scope in 2022, 2021 and 2020.
Airports
During 2022:
Investment in the company JFK NTO LLC, holding the concession for the new Terminal One at New York’s JFK Airport
On June 10, the agreement whereby Ferrovial invested in the capital of JFK NTO LLC, so as to remodel, build, finance, operate and maintain the facilities of the New Terminal One at New York’s John F. Kennedy International (JFK) Airport, came into effect. Ferrovial holds a 49% indirect ownership interest in the project. The other shareholders are JLC and Ullico, which have direct interests of 30% and 19%, respectively, and Carlyle with an indirect ownership interest of 2%.
Also on June 10, the concession agreement between JFK NTO and the Port Authority of New York and New Jersey and the financing and construction contracts between the concession operator, the financing banks and the design and build contractor all came into force.
The forecast investment in the project stands at USD 10,800 million (Phases A and B) and will be funded by a capital contribution of USD 2,330 million from the project partners, of which Ferrovial will contribute USD 1,142 million (USD 62.3 million contributed at December 2022) and the remainder will be funded by non-recourse borrowings obtained by the shareholders.
In June 2022, the loan signed by JFK NTO LLC reached USD 6,630 million with a banking syndicate (USD 1,430 million drawn down at December 2022). The terminal is expected to come into operation in 2026. The concession agreement is for the operation of the terminal until 2060.
An earn-out consideration was agreed between Carlyle Group and Ferrovial as part of the investment in the New Terminal One project in relation to the 49% stake acquired by Ferrovial if Carlyle divests their 4% in NTO. The fair value of this earn-out was calculated based on information about facts and circumstances that existed at the acquisition date, and was recognized as an additional cost of the investment in this project. Further fair value changes are being accounted for in the income statement.
In addition, a call/put option was agreed between Carlyle Group and Ferrovial over the shares that the former indirectly holds in the project. It is exercisable by Carlyle from June 2028 to June 2032 and by Ferrovial from January 2031 to June 2034. The strike price will be based on an estimate of the fair value at the exercise date. The call/put option does not meet the requirements included in the definition of a liability.
As required by IFRS 10, the shareholder agreements and the other project contracts were analyzed and the conclusion was drawn that the qualified majorities and minority shareholders’ veto rights set out in the aforementioned agreements for the approval of most of the relevant decisions means that they must be taken, de facto, with the agreement of the other shareholders, entailing a situation of joint control. As it is a joint venture, the ownership interest in the project is consolidated using the equity method, in accordance with IFRS 11.
On a different note, the analysis of the concession agreement with the Port Authority indicates that it comes under the scope of IFRIC 12 for the intangible asset model, since there are no secured payments (see point 1.3.3.2. which details the treatment of this type of concessions). Therefore, the costs incurred during the construction phase are capitalized and carried as intangible assets to be amortized during the operating phase, which ends in 2060.

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOT THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Acquisition and takeover of Dalaman International Airport
a. Description of the transaction
On July 19, 2022, the Group acquired 60% of the voting shares in YDA Havalimanı (Dalaman International Airport) as part of the strategy of diversifying the airport portfolio when growth opportunities are identified. This Turkish company was awarded the concession agreement to refurbish and operate Dalaman International Airport. The total nominal price stood at EUR 146.1 million, of which EUR 119.2 million was paid as of December 2022. A further EUR 15.2 million relates to a deferred payment to be made in October 2023, and the remaining EUR 11.7 million corresponds to an estimated variable payment (earn-out), which will depend on the volume of the airport’s international passengers.
The YDA Group, which currently holds a 40% stake, was awarded the 26-year concession to operate the airport in 2014. The concession agreement also included the construction of a new international terminal that came into operation in 2018.
Fees per passenger are set and collected in euros under the concession agreement; also, the financing agreements are denominated in euros, therefore, its functional currency is euro. An agreement was reached in November 2021 to extend the concession to 2042 as a result of COVID-19.
The acquisition of the 60% stake means that Ferrovial holds the majority of voting rights on the concession operator’s Board and can therefore direct its relevant activities. Therefore, Ferrovial has control over the company in accordance with IFRS 10, paragraph 10. Accordingly, the ownership interest in the concession company is fully consolidated.
b. Assets acquired and liabilities assumed
The fair values of the identifiable assets and liabilities of Dalaman Airport as at the date of acquisition were the following (for simplicity, the June 30, 2022 balance sheet was used, since the effect of 19 days to the transaction date is immaterial, as indicated later on):
(Million euro)	FAIR VALUE RECOGNIZED ON ACQUISITION
Property, plant and equipment	1
Intangible assets (Note 3.3.1.)	638
Deferred tax assets	18
TOTAL NON-CURRENT ASSETS	657
TOTAL CURRENT ASSETS	14
TOTAL ASSETS	671
Borrowings long-term	115
Other long-term payables	281
Borrowings short-term	17
Trade and other payables	18
Deferred tax liability (Note 2.8.3)	46
TOTAL LIABILITIES	476
TOTAL IDENTIFIABLE NET ASSETS AT FAIR VALUE 100%	196
Total identifiable net assets at fair value 60%	117
Goodwill associated with deferred tax liability (Note 3.1.1)	27
PURCHASE CONSIDERATION TRANSFERRED	145
The main fair value adjustments made are explained below:
i. Intangible assets:
It represents the fair value of the concession calculated using the discounted cash-flows resulting from the economic model. The adjustment for the intangible asset identified at the acquisition date stood at EUR 79 million.
The carrying amount of other assets and liabilities is equal to their fair value. No contingent assets or liabilities were recognized in relation with this business combination.

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOT THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

ii. Bank borrowings:
In October 2016, the concession company arranged a loan of EUR 162 million from the European Bank for Reconstruction and Development (EBRD) to fund the new international terminal. This loan accrues an interest rate of Euribor plus a spread of +4.2%.
Fair value was calculated by discounting flows at a rate representing current financial conditions. The resulting adjustment reduced the carrying amount of the debt by EUR 9 million.
iii. Tax effects of the transaction
Under paragraphs 19 and 20 of IAS 12, if a balance sheet item is recognized at fair value in a business combination when its tax value has not changed, a deferred tax asset or liability must be recorded. A 20% tax rate was applied, this being the corporate tax rate in Turkey. The net deferred tax effect is a deferred tax liability of EUR 46 million.
The goodwill recognized on the acquisition stood at EUR 27 million, netting the tax effects resulting from the fair value adjustment on intangible assets and borrowings described above and recognized pursuant to IAS 12.
iv. Impact of the acquisition on the 2022 accounts
Since the acquisition date, Dalaman International Airport contributed EUR 44 million in revenues and EUR 12.8 million profit after taxes. Had the combination taken place at the start of the year, revenue contributed to continuing operations would have reached EUR 61 million and the after tax contribution from continuing operations would have reached EUR 22.7 million.
c. Purchase consideration
Amount fair value
Shares issued, at fair value	104
Deferred payment	30
Contingent consideration liability	11
TOTAL CONSIDERATION	145
Transaction costs of 3 million were expensed and are included in administrative expenses.
d. Contingent consideration
As part of the purchase agreement a contingent consideration was agreed with the previous owner of YDA Group. There will be an additional cash payment to the previous owners if the total number of international passengers departing from Dalaman Airport from the period between October 1, 2021 until September 30, 2023 exceeds the threshold set by the share purchase agreement. The payment shall amount to the number of mentioned passengers exceeding the threshold multiplied by a unit price. In no event shall the total payment to be made to sellers exceed EUR 34 million.
As at the acquisition date, the fair value of the contingent consideration was estimated, determined using the present value technique, to be EUR 11 million. As of 31 December 2022, this figure was revised in line with the latest available information on traffic.
Toll roads
During the year 2022:
Ferrovial, through its toll road subsidiary Cintra acquired a further 7.135% interest in the I-77 toll road in North Carolina, USA in November 2022. The transaction was valued at USD 109 million (EUR 104 million). Ferrovial’s stake in the asset has thus increased from 65.1% to 72.24%. Since the Company was already fully consolidated, the difference between the price paid and the book value of the acquired stake was recorded against the reserves of the parent company (EUR -88 million) and by reducing the amount of minority interests (EUR -15 million as per Note 5.1.1).
During the year 2021:

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOT THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

I-66 acquisition and takeover
a. Description of the transaction
Cintra, a Ferrovial subsidiary and the indirect owner of 50% of the concession operator I-66 Express Mobility Partners Hold. LLC (I-66), acquired an additional 5.704% ownership interest in that company for USD 182 million (approximately EUR 162 million) on December 17, 2021, together with a commitment to inject additional capital until construction is finalized (EUR 36 million, approximately). Payment was made in cash.
As a result, Ferrovial’s total shareholding stands at 55.704% of the concession awarded by the Virginia Transport Department. It is a transformation project to design, build, finance, operate and maintain the 36-km I-66 toll road. Construction was completed at the end of 2022 and the toll road is in operation at the date of issuance of these financial statements.
The acquisition of this additional ownership interest means that Ferrovial holds the majority of voting rights on the concession operator’s board and can therefore direct its relevant activities. Since then, Ferrovial has had control of the company pursuant to IFRS 10, paragraph 10. Consequently, the interest in the concession operator, which was equity-accounted, is now fully consolidated.
On taking control of the company and in accordance with IFRS 3.42, the equity-accounted interest (50%) was derecognized and measured at fair value, a capital gain being recorded in the amount of the difference.
Fair value was calculated by extrapolating the price offered by a third party to purchase 10% of the shares, which was accepted by all the minority shareholders, to all the shares. In addition, a control premium estimated at 2% was added on top of that extrapolated value. The fair value of the prior 50% interest calculated as described stood at EUR 1,448 million (USD 1,628 million), including the control premium.
This valuation entailed recognizing a gain of EUR 1,101 million in the amount of the difference between the fair value of Ferrovial’s pre-existing 50% ownership interest in the company (EUR 1,448 million) and its carrying amount (EUR 348 million); this gain was recognized in “Impairment and disposals of fixed assets”.
Ferrovial also recorded an additional gain on the sale of EUR 16 million corresponding to the I-66 related currency translation differences that existed at the date of the transaction, that pursuant to IFRS 3 and IAS 28 were reclassified to the income statement under the heading impairment and disposals of fixed assets. Therefore, the total result of the operation reached EUR 1,117 million.
b. Assets acquired and liabilities assumed
The fair values of the identifiable assets and liabilities of the concession operator I-66 Express Mobility Partners Hold. as at the date of acquisition the additional 5.704% ownership interest in that company were (for simplicity, the November balance sheet was used, since the effect of 17 days to the transaction date is immaterial, as indicated later on):
(Million euro)	FAIR VALUE RECOGNIZED ON ACQUISITION
NON-CURRENT ASSETS	4,432
Fixed assets in infrastructure projects (Note 3.3)	4,432
CURRENT ASSETS	109
Receivables	108
Cash and cash equivalents	1
TOTAL ASSETS	4,542
NON-CURRENT LIABILITIES	1,527
Long-term borrowings	1,527
CURRENT LIABILITIES	118
Short-term borrowings	27
Trade and other payables	90
TOTAL LIABILITIES	1,654

TOTAL IDENTIFIABLE NET ASSETS AT FAIR VALUE	2,897

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOT THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

The fair value of the trade receivables amounted to EUR 108 million and it was expected that the full contractual amounts could be collected.
The fair value adjustments are briefly explained below:
a.
Fixed assets in infrastructure projects: The fair value of this asset was calculated using the discounted cash-flows resulting from the economic model, reaching EUR 4,433 million.

b.
Deferred grant income. This balance sheet item did not represent an actual liability for the company. Therefore, in accordance with IFRS 3, fair value is deemed to be zero and the amount has been adjusted (EUR 65 million).

c.
Borrowings: The concession operator entered into two debt agreements in November 2018 in order to finance the toll road’s construction: a senior loan comprising four fixed-rate listed bonds accruing quarterly interest payments and a subordinated loan obtained under the 1998 Transportation Infrastructure Finance and Innovation Act (TIFIA), which accrues interest of 2.8% per annum. The fair value of the bond debt was calculated based on the quoted price at the acquisition date. In the case of the TIFIA loans, the fair value was obtained by discounting flows. The resulting adjustment reduced the carrying amount of the debt by EUR 317 million.

d.
The carrying amount of other assets and liabilities was equal to their fair value.

Tax effect of the transaction
The concession operator acquired is taxed under pass-through tax rules, meaning that deferred taxes are only recognized based on the percentage shareholding. The tax effects recognized by the parent company (Cintra 2 I66 Express Mobility Partners LLC) are as follows:
•
Deferred tax liability due to measuring the debt at fair value: according to IAS 12, paragraphs 19 and 20, if a balance sheet item is recognized in a business combination at fair value when the tax value has not changed, deferred tax must be recorded in the amount of the difference (EUR -317 million reduction in the carrying amount x 21% (tax rate) x 55.704% (ownership interest in the concession) = EUR 37 million). The deferred tax will be taken to the income statement as per the debt repayment schedule.

•
Deferred tax liability for the intangible asset and the grant: the fair value adjustment to the intangible asset amounts to EUR 1,820 million, giving rise to a deferred tax liability of EUR 212 million in the shareholder, replicating the calculation mentioned in the previous point. Another deferred tax liability of EUR 8 million is also recognized due to the derecognition of deferred income (grant). These taxes will be taken to the income statement as the asset is amortized.

The goodwill recognized on the acquisition reached EUR 254 million, netting the tax effects described above and recognized by the parent company pursuant to IAS 12, paragraph 66.
No goodwill was attributed to non-controlling interests and transaction costs were immaterial.
c. Purchase consideration
Amount fair value (EUR)
Shares issued, at fair value	162
Commitment to inject additional capital	36
TOTAL CONSIDERATION	198
As the acquisition took place very near to the year end and the costs incurred by the concession were capitalized during the construction phase, the impact of the transaction on the 2021 income statement would have been the same had the acquisition been made on January 1, 2021.
Acquisition of 24.86% of the Indian company IRB Infrastructure Developers Limited
On December 29, 2021, Ferrovial completed the acquisition, through its Dutch subsidiary Cintra INR Investments BV, of 24.86% of the Indian company IRB Infrastructure Developers Limited by subscribing for a preferred capital increase. The amount paid reached EUR 369 million. The transaction price was established by considering the average price weighted by the trading volume for the two weeks prior to the closing.

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOT THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

IRB Infrastructure Developers was founded in 1998, is listed on the Bombay Stock Exchange and is one of India’s leading infrastructure companies. It has 24 toll road concessions representing a share of around 20% of the so-called Golden Quadrilateral, the road network that connects the country’s main economic development hubs, with a total of 11,930 kilometers of portfolio toll roads. The most significant assets include the Mumbai-Pune toll road, regarded as one of India’s most important highways. Revenue in the past year stood at EUR 808 million. The company’s construction division, which currently works exclusively for its own concession projects, has a total of 11,930 kilometers of portfolio toll roads.
The ownership interest acquired together with Ferrovial’s presence on the Board of Directors, awards Ferrovial significant influence in IRB (IAS 28.5 and 28.6). Consequently, under AS 28.10, the shareholding is equity accounted.
During 2020:
In 2020, the terms for the direct sale to DIF, currently a shareholder, of 49% of Norte Litoral, 48% of Algarve and Algarve International B.V. (“AIBV”), which holds Algarve debt, were presented for approval. The overall was EUR 171.9 million.
As the sale was subject to authorization from the banks and also administrative authorization (provided that Cintra’s shareholding fell below 20%), and in order to bring forward as far as possible the receipt of funds, during negotiations with DIF the possibility of making an initial partial sale of a 29% equity interest in Norte Litoral and 28% of Algarve was envisaged. The partial sale price stood at EUR 100 million. This partial sale was carried out on December 17, the transaction generating a capital loss of EUR -1 million. At December 2020, Cintra held a 20% shareholding in both concessions, which was sold in 2021.
Ferrovial, through its toll road subsidiary Cintra, acquired a further 15% interest in the I-77 toll road in North Carolina, USA on December, 4 2020. The transaction was valued at USD 77.7 million (approximately EUR 68 million) plus a deferred payment based on the asset’s performance in June 2024, estimated at USD 2.7 million (approximately EUR 2.4 million). Accordingly, Ferrovial’s ownership interest increased from 50.1% to 65.1%. In accordance with IFRS 3, and since the company was already fully consolidated, the difference between the price paid and the book value of the acquired stake was recorded against the reserves of the parent company (EUR -88 million) and by reducing the amount of minority interests (EUR -15 million).
Construction
During 2021:
In February 2021, Budimex, Ferrovial’s construction subsidiary in Poland, reached an agreement to sell the real estate business carried on through its subsidiary Budimex Nieruchomości. The sale, which was completed in June for the sum of PLN 1,513 million (EUR 330 million, net of transaction costs), entailed recognizing a capital gain, before non-controlling interests, of EUR 107 million on the discontinued operations line.
In addition, at year-end 2020 an agreement was reached with Aberdeen Infrastructure (Holdco) IV B.V to sell the Group’s ownership interest in Urbs Iudex Et Causidicus, S.A – URBICSA – (22%) for EUR 17 million. This transaction was completed in the second quarter of 2021 and entailed recognizing a capital gain of EUR 17 million on the impairment and disposals line.
During 2020:
In June 2020, 1,276,505 shares in Budimex (equivalent to 5% of the ownership interest) were sold, there having been no impact on the consolidated income statement since a controlling interest was still held in the company (50.1%).
The effect of the transaction on cash resources totals EUR 58 million (PLN 255 million). The difference between the transaction price and the carrying amount of the ownership interest sold entailed the recognition of a consolidated capital gain of EUR 43 million, recognised in reserves attributable to the parent company.
On December 29, 2020, Ferrovial Construcción, S.A. acquired all the share capital of Siemsa Industria, S.A. from Ferrovial Servicios S.A.U. for EUR 16 million. This company provides services for the energy, petrochemical and industrial sectors. Following this internal transaction, it no longer formed part of the Services Division, and therefore it was classified as a discontinued operation, and included in the Group’s Construction Division.

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOT THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Services
During 2022:
As explained in the note 1.1.5 about held-for-sale assets and liabilities and discontinued operations, 2022 saw the completion of the Services business divestment process thanks to the sale of the infrastructure upkeep and maintenance businesses in Spain and the services business in the UK (Amey).
During 2021:
As indicated in the notes on results of discontinued operations (Note 2.9), during 2021, sale agreements were reached for the Environmental Services business in Spain and Portugal and for infrastructure maintenance in the oil and gas industry business in the United States.
During 2020:
On June 20, 2020, Ferrovial completed the sale of its Australian services subsidiary Broadspectrum to Ventia for AUD 465 million (approximately EUR 288 million). The sale equated to a loss in 2020 of EUR -64 million, registered as Profit/(loss) from discontinued operations in the income statement.
Energy and Mobility
During 2021
On September, 20 2021 Ferrovial, through its subsidiary Ferrovial Infraestructuras Energéticas, acquired 100% of the assets of Parque Solar Casilla S.L.U., which held permits to build a 49.9 MWp solar photovoltaic plant in Gerena (Seville). The plant’s energy output matched Ferrovial’s energy consumption in Spain and Portugal and was destined for the wholesale market in this geographic area. The investment amounted to EUR 10.3 million.
In this case, the difference between the price paid (EUR 10.3 million) and the net value of the assets (EUR 1.2 million) was EUR 9.1 million, an amount that was allocated entirely to an intangible asset comprising the permits and licenses obtained by the company to build and operate the plant, which will be amortized over the plant’s lifetime.
1.2 GOING CONCERN EVALUATION
In order to conclude as to the Company’s capacity to continue as a going concern, the Group has analyzed future cash needs as of June 2023, focusing on the financial years 2023 and 2024, also including a pessimistic scenario with a series of stress assumptions regarding the Company’s cash flow, most notably:
•
Reduction in additional dividends from infrastructure project companies in 2023 and 2024 (50% in the case of airports and toll roads and all dividends in the case of energy).

•
Construction business cash flows for 2023 and 2024 projected to fall by 50% in terms of 2022 working capital (excluding provisions and lease payments), estimated at around EUR -90 million per annum.

•
Contingent capital contributions of around EUR 100 million per annum.

For this going concern analysis, external factors that could affect the Group’s performance have also been taken into consideration, highlighting the current economic situation derived from the war in Ukraine, where Ferrovial’s direct exposure to the conflict is limited since none of the Group’s businesses operates in Russia or Ukraine, and the COVID-19 impact, where despite the fact that certain assets have not recovered the traffic levels of 2019, Ferrovial’s activities are no longer directly affected by the associated pandemic restrictions.
The conclusion drawn from the analysis demonstrates that, although the pessimistic scenario would entail a deterioration of the Company’s cash position, cash resources would continue to be sufficient to meet commitments. Therefore, based on the available information, no material uncertainties have been identified with respect to events or conditions that could raise significant doubts regarding the Group’s capacity to continue operating under the going concern principle for the twelve months following the date of issuance of these Financial Statements.

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOT THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

1.3 ACCOUNTING POLICIES
1.3.1. New accounting standards
1.3.1.a) New standards, amendments and interpretations adopted by the IASB and mandatorily applicable for the first time in 2022, 2021 and 2020
The accounting policies applied when preparing the 2022 consolidated financial statements are the same ones applied to the consolidated financial statements for the 2021 financial year, as none of the standards, interpretations or amendments applicable for the first time in 2022 had a significant impact on the Group’s accounting policies. Also, the same accounting policies were applied when preparing the 2020 consolidated financial statements. As stated in Note 1.1.1, these consolidated financial statements have been presented in compliance with IFRS as issued by the IASB and do not present differences with those endorsed by the European Union.
1.3.1.b) New standards, amendments and interpretations mandatorily applicable in annual reporting periods subsequent to December 31, 2022:
The new standards, amendments and interpretations approved by the IASB but not yet mandatorily applicable at December 31, 2022 that might have an effect on the Group are as follows:
Standards and amendments		Mandatory application: annual periods beginning on or after
IFRS 17 – Insurance Contracts
Replaces IFRS 4 and clarifies the principles of recognition, measurement, presentation and disclosure of insurance contracts in order to ensure that the entity provides relevant and reliable information that allows the users of the information to determine the effects of the contracts on their financial statements.
1 January 2023
Amendment to IFRS 17 – Comparative information	Modification of the transition requirements to IFRS 17 for insurers applying IFRS 17 and IFRS 9 for the first time to both.	1 January 2023
Amendments to IAS 1- Presentation of Financial Statements. Disclosure of accounting policies	The amendments will help improve disclosures on accounting policies to provide more useful information to investors and other primary users of financial statements.	1 January 2023
Amendments to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates	The amendments will make it easier to distinguish between changes in accounting estimates and changes in accounting policies.	1 January 2023
Amendment to IAS 12 – Deferred tax on leases and decommissioning obligations	The amendments will clarify that the exceptions to initial recognition are not applicable when there are taxable and deductible timing differences for the same amount.	1 January 2023
Amendment to IAS 1 – Classification of Liabilities as Current or Non-current.
The amendment clarifies a criterion in IAS 1 for classifying a liability as non-current. The requirement for an entity to have the right to defer settlement of the liability for at least twelve months after the reporting period.
1 January 2024
Amendment to IAS 1 – Classification of Liabilities as Non-current Liabilities with Covenants
The amendments improve the information an entity provides when its right to defer settlement of a liability for at least twelve months is subject to compliance with covenants. The amendments also respond to stakeholders’ concerns about the classification of such a liability as current or non-current.
1 January 2024
Amendment to IFRS 16 – Lease Liability in a Sale and Leaseback	Lease Liability in a Sale and Leaseback amends IFRS 16 by adding subsequent measurement requirements for sale and leaseback transactions.	1 January 2024
Although the Group is currently analyzing the impact, the preliminary analyses carried out to date do not indicate that first time adoption will have a material impact on the consolidated financial statements.
1.3.2.Basis of consolidation
In 2022, 2021 and 2020 the reporting dates of the individual financial statements of all the companies included in the consolidation scope were either the same as, or were temporarily brought into line with, that of the parent company.
In this regard, in order to calculate the degree of control, joint control or significant influence in each Group company, the consistency of the ownership interest held with the number of votes controlled in each company under their bylaws and shareholder agreements is reviewed.
In the case of business activities with companies in which the existence of joint control is identified, the general basis of consolidation is the equity method.

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOT THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

In relation to these jointly controlled businesses, apart from the situations in which there are two venturers, each with a 50% ownership interest, the cases requiring a more in-depth analysis are those relating to infrastructure projects in which Ferrovial is the shareholder with the largest ownership interest (less than or equal to 50%) and has the right to propose the chief executive officer or other executives of the investee, while the other shareholders, mainly infrastructure funds, it directly on the board of directors.
In all these cases, it has been concluded that the projects in question should be equity-accounted, because Ferrovial does not have the right to appoint the majority of the board of directors and the board resolutions (including the appointment of the main executive positions) always require a simple or qualified majority, where Ferrovial does not itself have a casting vote in the event of a tie. Notable cases in this regard are the ownership interests held in the companies that own the following Toll Road projects (the percentage interest held in each is shown in brackets): 407 ETR (43.23%), Slovakia (35%), Toowoomba (40%) and OSARs (50%), as well as the interest in JFK NTO (49%), which was incorporated into the Airports Division in 2022, as described in point 1.1.6.
Contracts that are undertaken through temporary consortia (JVs) or similar entities that meet the IFRS 11 requirements to be classified as “joint operations” are proportionately consolidated.
It is considered that, in such joint operations, the shareholders have direct control over the assets, liabilities, income and expenses of these entities, together with joint and several liability. In 2022, operations of this nature contributed to the consolidated Group’s assets, profit/(loss) and revenue totaling EUR 428 million, EUR 40 million and EUR 1,242 million, respectively (EUR 65 million, EUR -27 million and EUR 1,127 million in 2021; and EUR 29 million to the consolidated Group’s assets, EUR -126 million profit/(loss) and EUR 1,074 million revenue in 2020). The following companies stand out as being involved in construction projects during 2022:
PROJECT	ACTIVITY	% SHARE	REVENUE (€M)
HS2 Main Works	Works on 80 km of the HS2 between Chilterns and Warwickshire, including 15 viaducts, 5 km of green tunnels, 22 km of road diversions, 67 bridges and 30 million cubic meters of excavation.	15.00%	235
Sydney Metro West	Metro design and construction on an 11-kilometres stretch of twin railway tunnels between Sydney Olympic Park and The Bays, Australia	50.00%	159
Northern Line/ Thames Tideway Tunnel	Design and construction of the Thames Tideway tunnel and extension of the London Underground Northern Line	50.00%	123
Riverlinx	Design, construction, financing, operation and maintenance of the Silvertown Tunnel in East London	40.00%	91
HS2 Enabling Works	Preliminary ground and enabling works for the HS2 high-speed line in the UK	37.34%	35
Ontario Transit Group Constructor GP	Design, build and finance Ontario Line Subway: Construction of 6.7 km, seven-station rapid transit system.	50.00%	8
Metro Paris Ligne 3º JV	Construction o 3A Line 18 of the Grand Paris Metro	50.00%	1
TOTAL			652
Finally, the companies over which Ferrovial International, S.E. exercises significant influence and which do not meet the requirements of IFRS 11 to be classified as “joint operations” are also equity accounted.
A breakdown of the equity-accounted companies can be found in Note 3.5 and in Appendix I, which also contains a list of subsidiaries and associates.
Intragroup balances and transactions are eliminated on consolidation. However, the transactions recognized in the income statement in relation to construction works undertaken by the Construction Division for infrastructure project concession operators are not eliminated on consolidation, since it is considered that the Group performs work for the concession awarding entity or regulator in exchange for the right to operate the infrastructure under the terms pre-established by the granting entity or regulator.
The awarding entity or regulator thus controls the asset from inception and grants the above-mentioned right in exchange for the work performed and, therefore, it can be concluded that at the Group level, the work is performed for third parties. This approach is in line with IFRIC 12.
The non-elimination of these transactions had an impact of EUR 61 million on the income statement in 2022, after taxes and non-controlling interests (EUR 6 million and EUR -19 million in 2021 and 2020, respectively).

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOT THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Finally, as regards to transactions for the purchase or sale of a percentage stake that does not lead to any change of control in the company in question, the minority stake is measured at its proportional value in the identifiable net assets of the company being acquired or sold. Changes in a parent’s ownership interest in a subsidiary that do not give rise to a loss of control are equity transactions.
1.3.3. Accounting policies applied to each line item in the consolidated statement of financial position and consolidated income statement
Set forth below are details only of those accounting policies adopted by the consolidated Group in preparing these consolidated financial statements with respect to which there is an option permitted by IFRS or, as the case may be, on the basis of the specific nature of the industry in which it operates or of its materiality.
1.3.3.1 Property, plant and equipment and intangible assets other than those resulting from IFRIC 12 application
•
Following initial recognition, “Intangible assets”, and “Property, plant and equipment” are measured at cost less accumulated depreciation and any impairment losses.

•
The straight-line method is used to calculate the depreciation/amortization charge for the assets included under “Intangible assets”, and “Property, plant and equipment”, except in the case of certain machinery in the construction business, which is depreciated using the diminishing balance method.

The consolidated companies depreciate “Property, plant and equipment” over the following useful lives:
YEARS OF USEFUL LIFE
Buildings and other structures	10-50
Machinery, installations and tooling	2-25
Furniture and fittings	2-15
Vehicles	3-20
Other fixed assets	2-20
1.3.3.2 Investments in infrastructure projects
This heading includes infrastructure investments made by the project companies within the scope of IFRIC 12 (mainly toll roads), where remuneration consists of an unconditional right to receive cash or other assets, or a right to charge fees for the use of the public service.
The assets acquired by the concession operator to provide the concession services but which do not form part of the infrastructure (such as vehicles, furniture or computer hardware) are not included under this heading because they do not revert to the concession awarding entity. Assets of this nature are carried under “Property, plant and equipment” and are depreciated over their useful life using a financial method.
IFRIC 12 Intangible Asset Model
All initial investments relating to the infrastructure that subsequently reverts to the awarding entity, including compulsory purchase costs and borrowing costs capitalized during construction, are amortized on the basis of the applicable pattern of consumption in each case (generally traffic forecasts in the case of toll roads) over the term of the concession.
Investments contractually agreed at concession inception on a final and irrevocable basis that will be made at a later date during the concession term, provided they are not investments made to upgrade the infrastructure, are treated as initial investments. For investments of this kind, an asset and an initial provision are recognized for the present value of the future investment, applying a discount rate equal to the borrowing costs associated with the project to calculate present value. The asset is amortized based on the pattern of consumption over the entire term of the concession and the provision is updated to reflect interest expense until the investment is made.
Where a payment is made to the awarding entity to obtain the right to operate the concession, this amount is also amortized based on the pattern of consumption over the concession term.

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
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AS OF DECEMBER 31, 2022 AND 2021 AND FOT THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

A provision is recognized systematically for replacement investments over the period in which the related obligations accrue and must be fully funded by the time the replacement becomes operational. The provision is recognized based on the pattern of consumption over the period in which the obligation accrues using a financial method.
Infrastructure upgrade investments are those that increase the infrastructure’s capacity to generate revenue or reduce its costs. In the case of investments that will be recovered over the concession term, since the upgrade investments increase the capacity of the infrastructure, they are treated as an extension of the right granted and, therefore, they are recognized in the balance sheet when they come into service. They are amortized as from the date on which they come into service based on the difference in the pattern of consumption arising from the increase in capacity.
However, if, on the basis of the terms and conditions of the concession, these investments will not be recovered by the possibility of obtaining increased revenue from the date on which they are made, a provision is recognized for the best estimate of the present value of the cash outflow required to settle the obligations related to the investment that will not be offset by the possibility of obtaining increased revenue from the date on which the investments are made. The balancing entry is an increase in the asset’s acquisition cost.
In case that just part of the upgrade is expected to be recovered through an increase in future revenue, the general accounting treatment used for investments that will be recovered over the concession term will be applied. The main assumptions employed in relation to these arrangements relate to traffic and replacement investment estimates, which are updated each year by the technical departments.
Set out below is a breakdown of the main concession agreements in force to which the intangible asset model is applied for both toll roads and airports, highlighting the aforementioned acquisitions of Dalaman International Airport and the New Terminal One at JFK NTO in 2022 (see Note 1.1.6) showing the term, status and consolidation method:
Intangible asset model toll road and airport concessions
CONCESSION OPERATOR	COUNTRY	STATUS	START YEAR (*)	END YEAR	CONSOL. METHOD
NTE Mobility Partners , LLC	USA	Operation	2014	2061	Full consolidation
NTE Mobility Partners Seg 3 LLC	USA	Operation	2018	2061	Full consolidation
LBJ Infr. Group LLC	USA	Operation	2014	2061	Full consolidation
I-66 Mobility Partners LLC	USA	Operation	2016	2066	Full consolidation
I-77 Mobility Partners LLC	USA	Operation	2019	2069	Full consolidation
Euroscut Azores	Portugal	Operation	2011	2036	Full consolidation
Eurolink Motorway Operations (M4-M6)	Ireland	Operation	2005	2033	Equity consolidation
Autopista Terrasa Manresa, S.A.	Spain	Operation	1989	2036	Full consolidation
Autovía de Aragón, S.A. (**)	Spain	Operation	2007	2026	Full consolidation
Dalaman International Airport	Turkey	Operation	2022	2042	Fully consolidation
JFK NTO LLC	USA	Construction	2022	2060	Equity method
(*) First year of the concession (if in service) or year construction began (if it is in the construction phase).
(**) In 2021, the maintenance and operation contract for the A2 Highway section was classified as a continuing operation.
IFRIC 12 Financial Asset Model
This heading reflects service concession arrangements related to infrastructures in which the consideration consists of an unconditional contractual right to receive cash or another financial asset, either because the awarding entity guarantees payment of specific amounts or because it guarantees recovery of the shortfall between amounts received from public service users and the specified amounts. Therefore, these are concession agreements in which demand risk is borne in full by the awarding entity. In such cases, the amount due from the awarding entity is accounted for as a financial asset in the balance sheet.
To calculate the amount due from the grantor, the value of the construction, operation and/or maintenance services provided and the financial return in arrangements of this nature are taken into consideration.
Revenue from the services (mainly construction and maintenance) provided in each period increases the amount of the related receivables with a balancing entry in sales. The financial return on the consideration for the services provided also

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AS OF DECEMBER 31, 2022 AND 2021 AND FOT THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

increases the amount of the receivables with a balancing entry in sales. Amounts received from the grantor reduce the total receivable with a balancing entry in cash.
This financial return from such concessions is recognized as revenue, since it forms part of the concession activity and is accrued on a regular, periodic basis.
At December 31, 2022, 2021 and 2020, financial returns recognized as revenue amounted to EUR 10 million, EUR 15 million and EUR 18 million, respectively.
Also, the borrowing costs associated with the financing of concessions to which the financial asset model is applied amounted to EUR 9 million in 2022, EUR 12 million in 2021 and EUR 21 million in 2020.
In 2022, the main concession contracts that apply the account receivable model correspond to the Construction and Waste Treatment businesses (Thalia):
CONCESSION OPERATOR	COUNTRY	STATUS	START YEAR(*)	END YEAR	CONSO. METHOD
Concesionaria de Prisiones Lledoners	Spain	Operation	2008	2038	Full consolidation
Depusa Aragón, S.A.	Spain	Operation	2017	2037	Full consolidation
Wroclaw Budimex Car Park	Poland	Operation	2012	2042	Full consolidation
UK Waste Treatment (Thalia)	UK	Operation	2008	2036	Full consolidation
(*) First year of the concession (if in service) or year construction began (if it is in the construction phase).
In addition, within the companies accounted for by the equity method, the following toll road concession contracts also apply the financial asset model:
CONCESSION OPERATOR	COUNTRY	STATUS	START YEAR (*)	END YEAR	CONSOL. METHOD
Eurolink M3	Ireland	Operation	2010	2052	Equity consolidation
A66 Benavente – Zamora	Spain	Operation	2015	2042	Equity consolidation
407 East Extension	Canada	Operation	2016	2045	Equity consolidation
Scot Roads Partnership Project Limited	UK	Operation	2017	2047	Equity consolidation
Nexus Infr. Unit Trust (Toowoomba)	Australia	Operation	2019	2043	Equity consolidation
Blackbird Infrastructure Group (407 East Phase 2)	Canada	Operation	2019	2047	Equity consolidation
Ruta del Cacao S.A.S	Colombia	Construction	2015	2040	Equity consolidation
Zero Bypass Ltd.	Slovakia	Operation	2016	2050	Equity consolidation
Netflow OSARs Western	Australia	Construction	2017	2040	Equity consolidation
Riverlinx, Ltd.	UK	Construction	2019	2050	Equity consolidation
(*) First year of the concession (if in service) or year construction began (if it is in the construction phase).
1.3.3.3 Other balance sheet and income statement items
Goodwill
Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed).
After initial recognition, goodwill is measured at cost less any accumulated impairment losses.
Impairment and disposal of fixed and intangible assets
The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indicator exists, the asset’s recoverable amount is compared with its carrying value (i.e. net of accumulated depreciation). A provision for impairment is recognized in the income statement if the recoverable amount is lower than the carrying value. The provision is reversed in future years if the recoverable amount exceed the carrying value.
The Group also assesses at the end of each reporting period whether there is any indication that an impairment loss recognised in prior periods for an asset other than goodwill may no longer exist. Impairment losses recognised in prior periods are not reversed.

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOT THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

The line “Impairment and disposal of fixed assets” primarily includes asset impairment and gains or losses on the purchase, sale and disposal of investments in Group companies and associates. When any such acquisitions or disposals of assets results in a takeover or loss of control, the capital gain relating to the updating of the fair value in respect of the stake maintained is recognized in the column showing fair value adjustments.
Inventories
Inventories are valued at the lower of cost and net realizable value.
Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.
The Group also recognizes in this caption bidding and mobilization costs directly related to the contracts with customers (Note 1.3.3.4).
Leases
The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets which are expensed. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets (Note 2.2).
The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the lease term.
At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments or a change in the assessment of an option to purchase the underlying asset.
Taxes
Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.
Deferred tax assets are recognised for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized.
Cash and cash equivalents of infrastructure project companies: Restricted cash (Note 5.2.1)
This heading includes investments of the same type and maturity that are assigned to the financing of infrastructure projects, the availability of which is restricted under the financing contracts as security to cover certain obligations relating to the interest or principal on the borrowings and to infrastructure maintenance and operation.
Fair value measurement
When measuring derivatives, the credit risk of the parties to the agreement is taken into account. The impact of credit risk will be taken to the income statement unless the derivatives qualify as effective cash flow hedges, in which case the effect will be recognized in reserves.
The Group uses appropriate measurement methods based on the circumstances and on the volume of inputs available for each item, attempting to maximize the use of relevant observable inputs and avoiding the use of unobservable inputs.

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOT THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

According to IFRS 13, the Group establishes a fair value band that categorizes the inputs to measurement methods used to measure fair value into the following three levels:
•
Level 1: Quoted prices for identical assets or liabilities.

•
Level 2: Inputs other than quoted prices that are observable for the assets or liabilities, either directly or indirectly.

•
Level 3: Unobservable market inputs for the asset or liability.

As indicated in Note 5.5, “Financial derivatives”, all the Group’s financial derivatives are categorized as Level 2.
Financial instruments
Impairment of financial assets
Ferrovial applies IFRS 9 which is based on an expected loss model whereby the loss provision is calculated based on the coming 12-month or lifetime expected losses for the financial instruments, depending on the significance of the related increase in risk.
This model applies to all financial assets, including commercial assets contracted under IFRS 15, non-trade assets and receivables under the IFRIC 12 model. For its calculation, the Group has developed a method whereby certain rates are applied to financial asset balances that reflect expected credit losses based on the credit profile of the counterparty (the customer, in the case of trade and other receivables and the awarding entity for financial assets under IFRIC 12).
These percentages reflect probability of default (receivables not being cashed) and loss in case default materializes.
The assignment of ratings and rate trends are overseen by the financial risk department, which performs an update at each year-end based on credit risks. If during the analysis a significant increase in risk is identified with respect to that initially recognized, the expected loss is calculated considering lifetime probability of default.
The Group applies the simplified approach to trade and other receivables. In order to calculate expected loss, an average rating is obtained for customers by business and geographic area and is used to generate the rates to be applied to the balances, depending on whether the customer is a public or private entity and on its business sector (only in the case of private sector customers).
Moreover, if the customer is declared insolvent, a claim is filed against it or it defaults on payment, a breach is deemed to have occurred and the entire trade receivable will be provisioned. To this end, the Group has defined payment periods per type of customer that trigger a breach and thus the posting of a provision.
In the case of receivables under the IFRIC 12 model (Note 3.3.2), the expected loss provision is calculated individually for each asset based on the awarding entity’s credit quality. If the credit risk has not increased significantly, the calculation will be made based on the same amount as the expected credit losses over the next 12 months. The risk is deemed not to have increased significantly if the awarding entity has a rating above investment grade and has maintained this level since initial recognition.
Classification and measurement of financial assets
Under IFRS 9, the classification and measurement method is based on two aspects: the characteristics of the contractual cash flows from the financial asset and the entity’s business approach to managing financial assets.
This entails three potential measurement methods: amortized cost, fair value through other comprehensive income (equity) and fair value through profit or loss. The Group’s financial assets are mainly assets held to maturity, the cash flows of which only comprise payments of principal and interest, so financial assets are carried at amortized cost. It should be noted that there is an option to report fair value changes in other comprehensive income from the outset in the case of equity instruments measured by default at fair value through profit or loss. This decision is irrevocable and must be made for each individual asset.
IFRS 9 attempts to align hedge accounting more closely with risk management, and the new requirements establish a principle-based approach.

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOT THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Other equity instruments
These are perpetual bonds with payment at the discretion of the party that issues the coupon in question. They do not meet the conditions to be considered as a financial liability for accounting purposes, because they do not include any contractual obligation to make payment in the form of cash or any other financial asset, nor do they include any obligation to exchange financial assets or liabilities. They are therefore entered as part of the company’s equity, in other equity instruments.
Non-refundable grants related to assets
Non-repayable capital grants are measured at the amount granted under “Deferred income” (Note 6.1) in the consolidated statement of financial position and are progressively released to the income statement in proportion to the depreciation charged during the year on the assets financed by the grants. From a cash flow standpoint, the investments made are presented net of grants received during the year.
Trade payables
The heading “Trade payables” represents a liability to pay for goods or services acquired from suppliers under reverse factoring arrangements with banks.
These balances are classified as trade payables and the related payments as cash flows from operating activities in line with IAS 1, as are part of the working capital used in the entity’s normal operating cycle. Payments are made to the banks on the same terms agreed with the suppliers and with no extensions beyond the due dates agreed with the suppliers, and there are no special guarantees securing the payments to be made.
Provisions
This heading includes provisions covering risks arising in the course of business (see Note 6.3). The accounting treatment of each type of provision is as follows:
i.
Litigation provisions and taxes: These provisions are recognized and reversed against EBIT, against net financial income/(expense) and/or against corporate income tax, depending on the nature of the tax for which the provision has been recognized (penalties, related interest, and/or contested tax assessments).

ii.
Provisions for replacements under IFRIC 12: These provisions are recognized and reversed against depreciation charged during the period in which the obligations accrue, until the replacement becomes operational. The net depreciation charges amounted to EUR -6 million and EUR 28 million in 2022 and 2021, respectively.

iii.
Provisions for other long-term risks: It is recognized and reversed against changes to provisions in operating profit/(loss), as and when the landfill closure costs are incurred

iv.
Trade provisions: These provisions are recognized and reversed against changes to provisions in operating profit/(loss).

Share-based remuneration schemes
The share-based remuneration schemes plans are accounted for as a future and therefore the value of the foreseeable dividends up to the s date is discounted to the value of the shares at the grant date using a rate of return equal to the average cost of borrowings over the share award period.
It is equity settled and thus measured when granted. The initially calculated value is not re-estimated. The related amounts are recognized under “Personnel expenses” with a balancing entry in reserves (see Note 6.6).
Related party transactions
In relation to the disclosures on transactions that the Company (or Group companies) completes with related parties, International Accounting Standard 24 (“IAS 24”) must be taken into consideration.
Paragraph 3 of the above-mentioned IAS 24 requires the disclosure of information on related-party transactions, outstanding transactions and balances (including commitments) in a parent company’s consolidated and separate financial

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOT THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

statements and in the individual financial statements. Paragraph 9 defines all transfers of resources, services or obligations between the reporting entity and a related party as related-party transactions, regardless of whether or not any consideration is paid (see Note 6.7).
1.3.3.4 Revenue recognition
Ferrovial has a common revenue recognition policy adapted to IFRS 15 “Revenue from contracts with customers” so as to ensure a consistent approach across all lines of business.
i) General revenue recognition criteria
The first step in the revenue recognition process involves identifying the relevant contracts and the performance obligations that they contain.
A single performance obligation is generally identified in construction contracts due to the high degree of integration and customization of the various goods and services forming a combined output that is transferred to the customer over time.
In general, performance obligations in Construction activities carried out by Ferrovial are satisfied over time rather than at a point in time, since the customer simultaneously receives and consumes the benefits of the Company’s work as the service is provided.
As regards the approach to recognizing revenue over time (a way of measuring the progress of a performance obligation), Ferrovial has established certain criteria that are applied consistently to similar performance obligations.
In this regard, the Group has chosen the output method as its preferred approach when measuring goods and services the control of which is transferred to the customer over time. This approach is applied whenever percentage of completion can be measured during the performance of the contract.
In contracts for goods and services that are different but closely interrelated when making a combined product, which often occurs under construction contracts, the applicable output method consists of measuring the work carried out or surveying performance completed to date, in which the revenue recognized reflects the work units executed and the unit price. Under this method, the units completed under each contract are measured and the relevant output is recognized as revenue.
Costs of works or services are recognized on an accrual basis, expensing amounts actually incurred to execute units and forecast future costs that must be allocated to the units completed to date (Note 1.3.3.4.iv on provisions for deferred expenses).
For recurring and routine services (involving substantially the same services) such as maintenance, showing the same pattern over time and remuneration consisting of a recurring fixed amount over the contract term (e.g. monthly or annual payments), such that the customer benefits from the services as they are provided, the Group opted for the time-elapsed output method to recognize revenue. Under this method, revenue is recognized on a straight-line basis over the term of the contract and costs are recognized on an accrual basis.
The costs-incurred input method only be applied to contracts that are not for recurring and routine services and for which the unit price of the units to be executed cannot be determined. Under this method, the Company recognizes revenue based on costs incurred as a percentage of the total costs forecast to complete the work, taking account of the expected profit margins for the whole project, based on the most recently updated budget.
This method entails measuring the costs incurred as a result of the work completed to date as a proportion of the total costs forecast and recognizing them as revenue in proportion to the total revenues expected.
As indicated above, this method only applies to lump-sum construction or service contracts in which it is not possible to break down the price and the measurement of units to be completed.
Finally, as regards determining whether the Company acts as a principal or agent in relation to its contractual performance obligations, Ferrovial is the principal in both construction and service contracts if it provides goods and services directly to the customer and transfers control of them without involving intermediaries.
In the case of concession agreements in which Ferrovial both builds and operates the infrastructure, the construction company is the principal if it is ultimately responsible for fulfilling the contractual obligation to execute the work in

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOT THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

accordance with the concession agreement specifications and therefore assumes the consequences in the event of a claim or delay. Revenues and results of those construction services are therefore recognized by the Construction Division. Conversely, the concession company acts as an agent in connection with the construction performance obligation and does not therefore recognize revenues or results in this regard.
ii) Recognition of revenue from contract modifications, claims and disputes
Modifications are understood as changes to the initial contract’s scope of works that could result in a change to the contract revenues. Changes to the initial contract require the customer’s technical and financial approval prior to the issuance of billings and collection of the amounts relating to additional work.
The Group generally does not recognize any revenue from such additional work until it has been approved by the customer. When the scope of work has been approved but the impact on revenue has yet to be valued, the “variable consideration” requirement (as explained below) will apply. This entails recognizing revenue in an amount that is highly unlikely to be reversed.
Any costs associated with the units completed or services rendered will be recognized when they are incurred, regardless of whether or not the modification has been approved.
A claim is a request for payment or compensation to the customer (e.g., compensation events, reimbursement of costs, legally mandated inflation adjustment) subject to an application procedure directly to the customer. The general criterion followed by the Group is not to recognize revenue until the request has been approved by the customer. In the event that the work is approved but the valuation is pending, the requirement mentioned below for the case of “variable consideration” in accordance with IFRS 15 is applied, recording the amount for which it is highly probable that there will not be a significant reversal. This treatment is also applied in exceptional cases where no approval has been received from the customer, recording revenue provided there is a legal report justifying that the disputed rights are clearly enforceable, as well as a technical report supporting the technical basis of the request or claim in question and approval from the Division’s CFO.
A dispute is the result of an incident of non- compliance or rejection after a claim has been made to the customer under the terms of the contract, the result of which is pending in a procedure being pursued directly with the customer or in court or arbitration proceedings.
In line with the criteria followed by the Group, in the event that the revenues relating to a dispute in which the enforceability of the amount being claimed are in doubt, these revenues will not be recognized and any recognized earlier will be cancelled, since the dispute shows that the customer has not given its approval for the completed work.
In the event that the customer questions the value of the work completed, revenues will be recognized on the basis of the criteria applied in cases of “variable consideration”, as explained below.
Only in cases in which a legal report confirms that the rights forming the subject of the dispute are clearly enforceable and, therefore, at least the costs directly associated with the service relating to the dispute are recoverable, revenues may be recognized up to the maximum amount of the costs incurred.
iii) Determination of the transaction price
The transaction price must allocate a price to each performance obligation (or distinct good or service) in an amount that represents the consideration to which the entity expects to be entitled in exchange for the transfer of committed goods or services to the customer. To this end, the transaction price of each performance obligation identified in the contract is allocated as a separate selling price in relative terms.
The best evidence of a separate selling price is the observable price of a good or service when the company sells that good or service separately in similar circumstances and to similar customers.
Variable consideration
If the consideration promised in a contract includes a variable amount, this amount is recognized only to the extent that it is highly probable that a significant reversal in the amount recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. For example, it is stipulated that a bonus may only be recognized once a high percentage of completion of the contract has been reached.

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOT THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Financing component
In general, when more than one year elapses between the date on which the good or service is delivered and the date on which the customer is expected to make payment, an implicit financing component is included when calculating the price of a performance obligation. This component is treated as financial income.
Where a performance obligation relates to a period of less than one year between the date on which the company transfers a good and the date on which the customer makes payment, the practical expedient permitted by the accounting standard is applied to avoid adjusting the amount of the consideration.
In cases in which there is a contractual or legal right to charge late-payment interest based on the contractually agreed terms, the late-payment interest is only recognized when it is highly probable that it will be effectively received.
iv) Balance sheet items related to revenue recognition
Completed work pending certification/work certified in advance
Unlike revenue recognition, amounts billed to the customer are based on the various milestones reached under the contract and on acknowledgement thereof by the customer by means of a contractual document referred to as a progress billing certificate. Therefore, the amounts recognized as revenue for a given year do not necessarily match those billed to or certified by the customer.
For contracts in which the revenue recognized exceeds the amount billed or certified, the difference is recognized in an asset account named “Completed work pending certification” (as a contract asset) under “Trade receivables for sales and services”, while for contracts in which the revenue recognized is lower than the amount billed or certified, the difference is recognized in a liability account named “Work certified in advance” (as a contract liability) under “Short-term trade and other payables”.
Bidding and mobilization costs
In addition to the balance sheet items described above, the Group also recognizes assets reflecting costs of obtaining contracts (bidding costs), costs incurred to fulfil contracts or start-up costs (mobilization costs) directly related to the main contract, provided they are recoverable during the performance of the contract. These balances are included in a separate asset account in the balance sheet under “Inventories” (Note 4.1).
Bidding costs are only capitalized when they are directly related to a contract, it is probable that they will be recovered in the future and the contract has been awarded or the company has been selected as preferred bidder.
Bidding costs incurred before a contract is awarded or the contractor selected as preferred bidder are recognized as an expense, unless they are explicitly recoverable from the customer in any event (whether or not the contract is obtained). They are amortized systematically as the goods and services related to the asset are transferred to the customer.
Any costs that are necessary to start up a contract or mobilization costs are capitalized whenever it is probable that they will be recoverable in the future, excluding any expenses that would have been incurred if the contract had not been obtained. They expensed based on the proportion of actual output to estimated output under each contract. Otherwise, they are taken directly to the income statement.
v) Provisions for contracts with customers
The main provisions relating to contracts with customers are provisions for deferred expenses and for budgeted losses.
•
Provisions for deferred expenses. They cover expenses that are expected to be incurred at contract close-out, such as for the removal of construction machinery or decommissioning, as well as estimated repairs to be carried out during the warranty period. These provisions reflect an existing obligation stipulated in the contract on the basis of which the company is likely to allocate resources to satisfy the obligation, the amount of which can be reliably estimated. The provisions are based on the best available information. They may be calculated as a percentage of the total revenue expected from the contract, if there is historical information for similar contracts.

Warranty obligations included in this type of provisions are not treated as a separate performance obligation, unless the customer has the option of contracting the warranty separately, therefore they are recognized in accordance with IAS 37.

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOT THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

These provisions are classified as current liabilities since they relate to the operating construction projects cycle, in line with IFRS 1.
•
Provisions for budgeted losses. These provisions are recognized when it becomes apparent that the total costs expected to fulfil a contract exceed expected contract revenues. For the purpose of determining, where appropriate, the amount of the provision, budgeted contract revenue will include the forecast revenue that is considered probable, in line with IAS 37 (paragraph 14 (b) as well as incremental costs and those directly related to the contract. General costs are not directly attributable to a contract and are therefore excluded from the calculation unless they are explicitly passed on to the counterparty in accordance with the contract, in line with paragraph 68 (a) of IAS 37.

This differs from the IFRS 15 approach described above in Note 1.3.3.4 “Revenue recognition”, according to which revenue is only recognized when considered highly probable.
Should the total profit expected from a contract be lower than the amount recognized applying the above-mentioned revenue recognition approach, the difference is reflected as a negative margin provision.
vi) Segment-specific revenue recognition approach
Construction business
As mentioned previously, the Group has chosen the survey of performance output method as its preferred approach, which is applied provided that progress can be measured, and a price has been allocated to each work unit.
The input method may only be applied to contracts for which the unit price for the units to be completed cannot be determined.
Toll roads business
The contracts included in this line of business are accounted for in accordance with IFRIC 12, which provides for the classification of the contract assets on the basis of the intangible asset model and the financial asset model (mixed models could also be applied) (Note 1.3.3.2).
In the case of contracts classified as intangible assets, the customer is the infrastructure user and therefore each use of the infrastructure by users is deemed a performance obligation and the revenue is recognized at a point in time. In the case of contracts accounted for using the financial asset model, in which the public administration is the customer, revenue recognition depends on the various services provided (e.g. operation or maintenance), which are recognized as separate performance obligations to which market prices must be allocated.
Where a separate selling price is not directly observable, the best possible estimate is employed, applying the forecast business margin.
Finally, regardless of whether the concession follows the intangible asset, financial asset or mixed asset model, as indicated above, in cases where the construction of the infrastructure is subcontracted to an external company, the concessionaire recognizes the infrastructure acquired for the price paid to the construction company, without recording in the income statement revenue for such construction services.
Airports business
Generally speaking, these are short-term services rendered to the customer (airlines or airport users), in which revenues will be recognized at a point in time.
Energy and Mobility business
These contracts cover a number of services that are substantially the same and are transferred based on the same pattern. The monthly rate reflects the value of the services rendered. This type of contract includes a single performance obligation that is transferred over time for which revenues are recognized using the output method.
1.3.3.5   Non-current assets held for sale
Non-current assets are classified as assets held for sale if it is considered that their carrying amount will be recovered when sold, rather than via continued use.

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOT THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

This condition is only met when the sale is actively being worked on and is highly probable, and the asset is available for immediate sale in its current condition, and the sale is likely to be completed in the space of one year from the classification date. The period may be extended if the delay is caused by circumstances beyond the company’s control and there is sufficient evidence of the commitment to the sales plan.
The total for these assets is carried on one line at the lower of carrying amount and fair value less costs to sell. They are not depreciated as from the date of classification as held for sale. The profit/(loss) contributed by these assets to the Group’s consolidated profit/(loss) is recognized by nature in the income statement.
An entity that is committed to a sale plan entailing the loss of control of a subsidiary will classify all that subsidiary’s assets and liabilities as held for sale when the requirements indicated in the previous paragraph are met, irrespective of whether or not the entity retains a non-controlling interest in its former subsidiary following the sale.
Unlike the discontinued operations, results arising from held-for- sale assets are still reported on the corresponding income statement headings as they are not a business segment or activity.
1.3.3.6   Discontinued operations
Discontinued operations are those that have been sold or otherwise disposed of, or have been classified as held for sale and represent a full segment for the consolidated Group, or form part of a single plan or relate to a subsidiary acquired solely for resale.
The profit/(loss) generated from discontinued operations, for both the current financial year and the comparative periods, is presented on a specific line in the income statement net of taxes, as the total of the follow amounts:
•
Profit/(loss) from the discontinued operations after tax.

•
Profit/(loss) after tax recognized at fair value less costs to sell, or at divestment value.

Cash flow statement includes the cash flow figures relating to discontinued activities, adjusting in the line “Change in cash and cash equivalents from discontinued operations”, so that the “variation of cash and cash equivalents” finally matches with that of the Balance Sheet. The cash flow disclosures in Note 5.3, which explains the change in cash and cash equivalents, has been prepared using the same criteria.
1.3.4 Accounting estimates and judgements
These financial statements are prepared in accordance with IFRS-IASB, which requires the use of estimates, judgements and assumptions that affect the carrying amount of assets and liabilities, the disclosure of contingent assets and liabilities and the amount of income and expenses recognized. The estimates and associated assumptions are based on management´s best judgement of elements that are known when the financial statements are prepared, on historical experience and on any other factor that is deemed to be relevant.
Items requiring estimates for which there a risk that a material difference could arise in the future in respect of the carrying amounts of assets and liabilities, involves the use of significant analysis and estimation and requires management make judgment when determining the assumptions, are discussed in the following paragraphs:

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOT THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

i) Revenue from long-term construction contracts with customers (Note 1.3.3.4), particularly as regards to:
•
Application of the output method to recognize revenue over time, measuring the work carried out or surveying performance completed to date, in which the revenue recognized reflects the work units executed and the unit price. Under this method, the units completed in each contract are the basis used to recognize revenue. Those units are calculated by each project team based on the technical progress made up to the financial statements date. The revenue recognized reflects the work units executed valued applying the unit price established in the contract.

•
Application of the input method to recognize revenue over time on those contracts where the output method cannot be applied to, estimating the total costs forecast to complete the work, using most recent contract budgets approved in each case by the relevant members of management, making assumptions on future prices of materials and subcontractors’ work. Prices included in future materials supply arrangements and subcontractors’ contracts are used. In case no supply contracts are in place, materials or subcontractors’ costs are calculated based on market evidence or in supply arrangements recently signed for other contracts.

•
Provisions for deferred expenses: management bases its calculations in historic experience and bears in mind the different country and contract requirements. Recognition of revenue for variable consideration, for a modification, for a claim or for a dispute. In this regard, management bases its calculation on the specific clauses included in each contract and also considers past experience in other contracts. Management needs to make assumptions regarding the amount of incurred costs that will give raise to these additional sources of revenue on that regard and whether those costs meet the conditions for variable considerations, modifications, claims or disputes arising in connection with the contract.

ii) Toll road financial information under IFRIC-12 (Note 3.3 on Investments in infrastructure projects; Note 6.3 on Provisions) and its related impairment test (Note 3.1. on Goodwill and acquisitions) performed based on a discounted cash flow model, which involves management assumptions, mainly related to:
•
Future traffic volumes: for concessions already in operation, traffic estimates are built on actual traffic and growth patterns are derived from macroeconomic data, external studies in certain cases and any other information and plans that may impact future traffic. For concessions under construction, external projections and research (e.g. impact of e-commerce in traffic of heavy vehicles or working from home habits in the use of private vehicles) are used.

•
Pricing: specific pricing arrangements included in concession contracts are considered. In case the arrangements do not include a fixed price, internal estimates of elasticity of demand regarding prices and other related inputs are used.

•
Future operating expenses: estimates about future prices of materials and actions to be made are based on historical experiences, estimating price index growths and considering requirements on this regard established in the concession agreements.

•
Discount rates: management calculates weighted average cost of capital based on external sources obtained from banks reports and converts it into a before taxes discount rate for impairment tests purposes.

iii) Fair value of assets held for sale related to discontinued operations (Note 1.1.5): if the divestment process is advanced, non-binding and binding offers received from potential buyers are the main input. In case there is no offers in place, calculations based on publicly available multiples of similar transactions are also used. In some specific cases, management hires external independent experts to perform the fair value calculation.
iv) Allocation of the consideration transferred on the acquisition of I-66 to the fair value of its assets and liabilities and calculation of the corresponding goodwill, as well as calculation of the fair value of the previously held 50% stake (Note 1.1.6).
•
Fair value of the previously held 50% stake was calculated basing on the price paid by the 5,704% corrected by a control premium.

•
Fair value of the borrowings was calculated using externally obtained future interest rates curves.

Fair value of the toll road, which is accounted for in the “Fixed asset infrastructure projects-Intangible asset model” caption of the consolidated statement of financial position, was calculated basing on the enterprise value implicit in the acquisition of the before mentioned 5,704%, as the toll road is the only relevant asset in the acquired company.
1.3.5 Disclosures

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOT THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

It should also be noted that information or disclosures that need not be included on the basis of qualitative significance have been omitted from these consolidated financial statements due to being immaterial under the IFRS Conceptual Framework for Financial Reporting.
1.4 EXCHANGE RATE
As indicated previously, Ferrovial has business outside the eurozone through various subsidiaries. The exchange rates used to translate their financial statements for Group consolidation purposes are as follows:
For balance sheet items (exchange rates at December 31, 2022 and at December 31, 2021 for the comparative period):
Closing Exchange rate	2022	2021	Change 22/21 (*)
Pound sterling	0.88534	0.84133	5.23%
US dollar	1.07050	1.1370	(5.85)%
Canadian dollar	1.45055	1.4373	0.92%
Australian dollar	1.57172	1.5647	0.45%
Polish zloty	4.6852	4.5869	2.14%
Chilean peso	908.1600	968.9800	(6.28)%
Indian rupee	88.1544	84.2136	4.68%
(*) A negative change represents an appreciation of the reference currency against the euro and vice versa.
For items in the income statement and cash flow statement (cumulative average rates at December 2022, December 2021 and December 2020 for the comparative periods):
Average exchange rate	2022	2021	2020	Change 22/21 (*)	Change 21/20 (*)
Pound sterling	0.85269	0.8590	0.8887	(0.69)%	(3.39)%
US dollar	1.05330	1.1796	1.1465	(10.70)%	2.89%
Canadian dollar	1.36984	1.4790	1.5377	(7.38)%	(3.82)%
Australian dollar	1.51685	1.5785	1.6593	(3.91)%	(4.87)%
Polish zloty	4.68474	4.5656	4.4673	2.61%	2.20%
Chilean peso	917.53335	901.4610	906.6242	(1.78)%	(0.57)%
Indian rupee	82.7262	87.2774	84.8925	(5.21)%	2.81%
(*) A negative change represents an appreciation of the reference currency against the euro and vice versa.
The impact recorded in equity attributable to the parent company for this reason is EUR 43 million in 2022 and EUR 106 million in 2021 (see Note 5.1.1 Changes in Equity).
The exchange rate effects are also analyzed in the notes to the accounts, where relevant.
1.5 SEGMENT REPORTING
For management purposes, the Group is organized into business units based on its activities and services and has four reportable segments, as follows (Note 1.1.4):
•
Construction, which undertakes design and build of all sorts of public and private works, including most notably the construction of public infrastructures.

•
Toll Roads, which carries out the development, financing and operation of toll roads.

•
Airports, which carries out the development, financing and operation of airports.

•
Energy Infrastructures and Mobility, which basically focuses on developing energy transmission and renewable energy infrastructures, an also to the Mobility businesses and some of services related to waste treatment in UK.

No operating segments have been aggregated to form the above reportable operating segments.
The global Chief Executive Officer is the Chief Operating Decision Maker (CODM) and monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment.

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOT THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Segment performance is evaluated based on profit or loss and is measured consistently with profit or loss in the consolidated financial statements. Furthermore, information reported to the market is also broken down in the above four segments.
The income statement is showed below by segment for 2022, 2021 and 2020. The “Other” column includes the income and/or expenses of companies not assigned to any of the business segments, including most notably the parent company Ferrovial SE and its other smaller subsidiaries. The “Adjustments” column reflects inter-segment consolidation eliminations.
As it can be seen in the following tables, the Construction and Toll Roads revenue represent more than the 10% of Group consolidated revenue. The Airports segment used to exceed that threshold, but temporarily, and as a result of the pandemic, does not reach it; nevertheless, it is a distinct business line, managed separately, and therefore it is disclosed as a reporting segment. With regards to the Energy and Infrastructures Mobility segment, it is a relatively new business area for which the Group is betting. The CEO assesses its performance separately based on an Income Statement measured consistently with profit or loss in the consolidated financial statements and with similar presentation.
Income statement by business segment: 2022, 2021 and 2020 (Million euro).
	Construction	Toll Roads	Airports	Energy and mobility infrastructure	Other	Adjustments	Total 2022
Revenues	6,463	780	54	296	178	(220)	7,551
Total operating expenses	6,289	230	56	283	189	(222)	6,825
Fixed asset depreciation	113	160	7	12	7	-	299
Impairment and disposal of fixed assets	-	(3)	-	(3)	-	-	(6)
Operating profit/(loss)	63	387	(9)	(2)	(16)	-	423
Profit/(loss) on derivatives and other net financial income/(expense)	(34)	(110)	19	1	51	(2)	(75)
Net financial income/(expense) from financing	35	(240)	-	(9)	(30)	2	(242)
Net financial income/(expense)	1	(350)	19	(8)	21	-	(317)
Share of profits of equity-accounted companies	1	158	7	(1)	-	-	165
Profit/(loss) before tax from continuing operations	65	195	17	(11)	5	-	271
Income tax/(expense)	(5)	(39)	2	(4)	16	-	(30)
Profit/(loss) net of tax from continuing operations	60	156	19	(15)	21	-	241
Profit/(loss) net of tax from discontinued operations	-	-	-	-	64	-	64
Net profit/(loss)	60	156	19	(15)	85	-	305
Net profit/(loss) for the year attributed to non-controlling interests	(42)	(65)	(9)	-	-	(1)	(117)
Net profit/(loss) for the year attributed to parent company	18	91	10	(15)	85	(1)	188

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOT THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

	Construction	Toll Roads	Airports	Energy and mobility	Other	Adjustments	Total 2021
Revenues	6,077	588	2	252	157	(166)	6,910
Total operating expenses	5,833	173	28	264	168	(165)	6,301
Fixed asset depreciation	112	141	-	12	5	-	270
Impairment and disposal of fixed assets	22	1,117	-	-	1	(1)	1,139
Operating profit/(loss)	154	1,392	(26)	(24)	(16)	(1)	1,479
Profit/(loss) on derivatives and other net financial income/(expense)	(24)	(86)	(6)	4	26	1	(85)
Net financial income/(expense) from financing	(6)	(198)	-	(7)	(36)	-	(247)
Net financial income/(expense)	(30)	(284)	(6)	(3)	(10)	1	(332)
Share of profits of equity-accounted companies	-	81	(254)	(6)	1	-	(178)
Profit/(loss) before tax from continuing operations	124	1,189	(286)	(33)	(25)	-	969
Income tax/(expense)	(49)	(71)	7	5	116	1	9
Profit/(loss) net of tax from continuing operations	75	1,118	(279)	(28)	91	1	978
Profit/(loss) net of tax from discontinued operations	115	-	-	-	246	-	361
Net profit/(loss)	190	1,118	(279)	(28)	337	1	1,339
Net profit/(loss) for the year attributed to non-controlling interests	(105)	(29)	-	-	(3)	(1)	(138)
Net profit/(loss) for the year attributed to parent company	85	1,089	(279)	(28)	334	-	1,201
	Construction	Toll Roads	Airports	Energy and mobility	Other	Adjustments	Total 2020
Revenues	5,984	439	1	217	128	(128)	6,641
Total operating expenses	5,771	159	24	227	178	(127)	6,232
Fixed asset depreciation	113	109	1	11	5	1	240
Impairment and disposal of fixed assets	-	9	-	(18)	-	-	(9)
Operating profit/(loss)	101	180	(23)	(40)	(55)	-	163
Profit/(loss) on derivatives and other net financial income/(expense)	(19)	45	(3)	0	(15)	(2)	6
Net financial income/(expense) from financing	1	(206)	0	(7)	(43)	2	(253)
Net financial income/(expense)	(18)	(161)	(3)	(7)	(58)	-	(247)
Share of profits of equity-accounted companies	1	67	(439)	(2)	-	-	(373)
Profit/(loss) before tax from continuing operations	84	86	(465)	(49)	(113)	-	(457)
Income tax/(expense)	(29)	(8)	7	2	63	-	35
Profit/(loss) net of tax from continuing operations	55	78	(458)	(47)	(50)	-	(422)
Profit/(loss) net of tax from discontinued operations	35	-	-	-	10	-	45
Net profit/(loss)	90	78	(458)	(47)	(40)	-	(377)
Net profit/(loss) for the year attributed to non-controlling interests	(42)	(7)	-	1	(3)	-	(51)
Net profit/(loss) for the year attributed to parent company	48	71	(458)	(46)	(43)	-	(428)

CONSOLIDATED FINANCIAL STATEMENTS
FERROVIAL SE AND SUBSIDIARIES
SECTION 2: PROFIT/(LOSS) FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
This section comprises the notes relating to profit/(loss) for the years ended December 31, 2022, 2021 and 2020.
For the year ended December 31, 2022:
Net profit for the year reached EUR 186 million thanks to operational improvements in the Toll Roads business following traffic growth, which is explained mainly by the lifting of the COVID-19 restrictions and the rate rise in the US, as well as by the Construction Division’s results, particularly the contributions from the businesses in Spain and Poland (Budimex).
In addition, net profit/(loss) for the year was impacted by a profit of EUR 64 million from discontinued operations relating mainly to the divestments of the business operated in the UK through the subsidiary Amey (Note 1.1.5).
Finally, of particular note is the recognition of EUR 26 million in deferred tax liabilities, in addition to the EUR 41 million recognized in December 2021, for withholding tax on the repatriation of future dividends from Canada (Note 2.7.2).
For the year ended December 31, 2021:
Net profit for 2021, which stood at EUR 1,198 million was primarily affected by the capital gain in the concession operator I-66 Express Mobility Partners Hold. LLC (EUR 1,117 million), due to the revaluation of the pre-existing shareholding following the acquisition of an additional 5.704% (Note 1.1.6).
In addition, net profit/(loss) for the year was impacted by a profit of EUR 361 million (EUR 299 million impact on net income) from discontinued operations relating to two divestment transactions:
•
Profit of EUR 246 million from the Services business (Notes 1.1.5 and 2.8), primarily derived from the Environment activity (Spain and Portugal) sold on December 1, 2021, with an impact of EUR 335 million.

•
Profit from the sale of the Budimex Group’s Polish real estate business (B.N.I.) on February 22, 2021 at a gain of EUR 115 million (EUR 53 million in net profit/(loss, after non-controlling interests).

Other non-recurring effects on the impairment and disposals line reaching EUR 22 million relate basically to sale transactions in the Construction Division, particularly the gain on the divestment of the 19.86% ownership interest in Nalanda, the sale of 22% ownership of Urbicsa and the divestment in Figueras.
These results were still affected by the impact of COVID-19 on the Airports business, particularly on Heathrow Airport (HAH), the investment carried in equity-accounted assets at December 31, 2020 (EUR 205 million) having fallen to zero after losses for the year; and the impact of the AGS airports, for which losses of EUR 20 million were recognized, also reducing the ownership interest to zero.
For the year ended December 31, 2020:
Net loss for the year of EUR -431 million fundamentally explained by the COVID-19 pandemic, particularly in the Airports business, which contributed a total of EUR -466 million losses for the year, relating to Heathrow (EUR -396 million) and AGS (EUR -51 million).
Besides the impact of the decline in business caused by COVID-19, results for the year were influenced by various non-recurring effects, some of which were also partly related to the mitigating measures implemented in the businesses to counteract the pandemic:
•
Non-recurring impacts on HAH reaching EUR -116 million, due primarily to derivatives fair value adjustments (EUR -46 million), an extraordinary expense of EUR -21 million in connection with personnel cost saving measures and the regularization of the tax rate (EUR -28 million).

•
Non-recurring impacts on AGS reaching EUR -13 million mainly related to an extraordinary expense of EUR -3 million for the organizational restructuring of both personnel and suppliers, as well as the regularization of deferred taxes to 19%, which had a negative impact of EUR -9 million.

•
Restructuring costs relating to the new operating model established by the company in its “Horizon 24” strategic plan (EUR -22 million).

SECTION 2: PROFIT/(LOSS)
NOTES ON PROFIT/(LOSS) FROM CONTINUING OPERATIONS
2.1 OPERATING INCOME
The Group’s revenue as of and for the years ended December 31, 2022, 2021 and 2020 from contracts with customers, as interpreted by IFRS 15, stood at EUR 7,385 million, EUR 6,810 million and EUR 6,552 million, respectively (Note 4.4).
Revenue includes financial income from services provided by the concession operators that apply the financial asset model, reaching EUR 10 million, EUR 15 million and EUR 18 million in 2022, 2021 and 2020, respectively.
“Other operating income” includes the impact of grants related to income received in 2022, 2021 and 2020, reaching EUR 2 million, EUR 1 million and EUR 3 million, respectively.
Set out below is a breakdown of revenue by segment and comparative figures for 2022, 2021 and 2020:
For the year ended December 31, 2022:
(Million euro)	External sales	Inter-segment sales	2022 Total	Var. %
Construction	5,432	1,031	6,463	6%
Toll roads	779	1	780	33%
Airports	54	-	54	n.a.
Energy and mobility infrastructures	296	-	296	17%
Other activities (*)	39	139	178	13%
Adjustments	-	(220)	(220)	33%
Total	6,600	951	7,551	9%
(*) Corresponds to support services provided by the Corporation to the rest of the Group’s businesses, which are eliminated in the consolidation process.
For the year ended December 31, 2021:
(Million euro)	External sales	Inter-segment sales	2021 Total	Var. %
Construction	5,044	1,033	6,077	2%
Toll roads	587	1	588	34%
Airports	1	1	2	100%
Energy and mobility infrastructures	252	-	252	16%
Other activities (*)	3	154	157	23%
Adjustments	-	(166)	(166)	30%
Total	5,887	1,023	6,910	4%
(*) Corresponds to support services provided by the Corporation to the rest of the Group’s businesses, which are eliminated in the consolidation process.
For the year ended December 31, 2020:
(Million euro)	External sales	Inter-segment sales	2020 Total
Construction	4,955	1,029	5,984
Toll roads	438	1	439
Airports	1	-	1
Other activities (*)	217	-	217
Energy and mobility infrastructures	4	124	128
Adjustments	-	(128)	(128)
Total	5,614	1,027	6,641
(*) Corresponds to support services provided by the Corporation to the rest of the Group’s businesses, which are eliminated in the consolidation process.
The inter-segment sales that are not eliminated in the Group’s consolidated financial statements correspond with the works performed by the Construction Division for the infrastructure concession operators (Notes 1.3.2 and Note 6.7).
The breakdown of sales by geographic area is as follows:
(Million euro)	2022	2021	Var. 22/21	2020	Var. 21/20
USA	2,906	2,639	267	2,558	81
Poland	1,842	1,735	107	1,726	9
Spain	1,154	1,092	62	981	111
UK	708	644	64	524	120
Canada	100	80	20	87	(7)
Other	841	721	120	765	(45)
Total	7,551	6,910	641	6,641	269

SECTION 2: PROFIT/(LOSS)
The Ferrovial Group’s sales in its five main markets account for 89% of the total sales in 2022 (90% in 2021 and 88% in 2020).
2.2. OTHER OPERATING EXPENSES
Set out below is a breakdown of other operating expenses:
(Million euro)	2022	2021	Var. 22/21	2020	Var. 21/20
Subcontracted work	2,975	2,824	151	2,922	(98)
Leases	256	236	20	243	(9)
Repairs and maintenance	89	70	19	72	(2)
Independent professional services	449	331	118	283	49
Changes in provisions for liabilities (Note 6.3)	(68)	51	(119)	157	(106)
Other operating expenses	481	411	70	273	139
Total other operating expenses	4,182	3,923	259	3,950	(28)
2.3 PERSONNEL EXPENSES
Set out below is a breakdown of personnel expenses:
(Million euro)	2022	2021	Var. 22/21	2020	Var. 21/20
Wages and salaries	1,111	1,006	105	969	37
Social Security contributions	158	148	10	143	5
Pension plan contributions	13	10	2	10	1
Share-based payments	8	(9)	17	10	(20)
Other welfare expenses	156	138	18	151	(13)
TOTAL	1,446	1,293	153	1,282	11
The impact on the income statement in relation to remuneration systems based on the delivery of shares, generated an expense of EUR (8) million in 2022 (compared to income of EUR 9 million in 2021 and an expense of EUR (10) million in 2020) with a counterpart entry in equity.
The reversal of the provision registered during the year 2022, to adjust the expense to the degree of compliance of these plans, was lower than previous years (higher degree of compliance). Meanwhile, in 2021, the recognition of this income was due to the partial reversal of the provision set aside in previous years, since in both the plan that expired in 2021 and the plan that expired in 2022, the degree of compliance with the conditions required to receive remuneration was lower than that initially considered.
The trend in the number of employees at December 31, 2022, 2021 and 2020, by professional category and gender is as follows:
At December 31, 2022:
	12.31.2022
CATEGORY	MEN	WOMEN	TOTAL	Var. 22/21
Executive directors	2	-	2	-%
Senior managers	12	1	13	-%
Executives	2,580	635	3,215	8%
Managers/Professionals/Super-visors	4,117	2,044	6,161	4%
Administrative/ Support personnel	565	668	1,233	11%
Manual workers	12,864	703	13,567	(2)%
TOTAL	20,140	4,051	24,191	1%

SECTION 2: PROFIT/(LOSS)
Discontinued operations included no workforce in 2022. Set out below are the data for 2021 and 2020, distinguishing between continuing and discontinued operations:
At December 31, 2021:
CONTINUING OPERATIONS	12.31.2021
CATEGORY	MEN	WOMEN	TOTAL	Var. 21/20
Executive directors	2	-	2	-%
Senior managers	12	1	13	(7)%
Executives	2,442	540	2,982	1%
Managers/Professionals/Super-visors	3,995	1,930	5,925	(3)%
Administrative/ Support personnel	519	589	1,108	(3)%
Manual workers	13,141	762	13,903	59%
TOTAL	20,111	3,822	23,933	26%
DISCONTINUED OPERATIONS	12.31.2021
CATEGORY	MEN	WOMEN	TOTAL	Var. 21/20
Executive directors	-	-	-	-
Senior managers	-	-	-	-
Executives	1,450	437	1,887	12%
Managers/Professionals/Supervisors	4,995	1,444	6,439	(11)%
Administrative/ Support personnel	110	497	607	(50)%
Manual workers	13,717	16,488	30,205	(41)%
TOTAL	20,272	18,866	39,138	(36)%
At December 31, 2020:
CONTINUING OPERATIONS	12.31.2020
CATEGORY	MEN	WOMEN	TOTAL
Executive directors	2	-	2
Senior managers	13	1	14
Executives	2,465	485	2,950
Managers/Professionals/Super-visors	4,240	1,844	6,084
Administrative/ Support personnel	554	585	1,139
Manual workers	8,459	276	8,735
TOTAL	15,733	3,191	18,924
DISCONTINUED OPERATIONS	12.31.2020
CATEGORY	MEN	WOMEN	TOTAL
Executive directors	-	-
Senior managers	-	-
Executives	1,282	397	1,679
Managers/Professionals/Super-visors	5,243	1,961	7,204
Administrative/ Support personnel	356	862	1,218
Manual workers	31,549	19,546	51,095
TOTAL	38,430	22,766	61,196
At December 31, 2022, 2021 and 2020, there were 107, 1,482 and 1,538 employees, respectively, with a disability rating of 33% or more, accounting for 0.4%, 2,3% and 2% of the total workforce at the end of each period.
The average workforce by business division for the three periods compared is as follows:
	12.31.2022
BUSINESS	MEN	WOMEN	TOTAL	VAR 22/21
Construction	15,316	3,135	18,451	(3)%
Toll roads	373	169	542	-%
Airports	192	43	235	634%
Energy and mobility infrastructures	3,541	415	3,956	1%
Other	261	208	469	13%
Total discontinued operations	7,346	3,352	10,698	-80%
TOTAL	27,029	7,322	34,351	(56%)

SECTION 2: PROFIT/(LOSS)
	12.31.2021
BUSINESS	MEN	WOMEN	TOTAL	VAR 21/20
Construction	16,059	3,042	19,101	13%
Toll roads	385	159	544	13%
Airports	22	10	32	(16)%
Energy and mobility infrastructures	3,564	374	3,938	41%
Other	229	186	415	(60)%
Total continuing operations	20,259	3,771	24,030	13%
Total discontinued operations	32,652	21,851	54,503	(14)%
TOTAL	52,911	25,622	78,533
	12.31.2020
BUSINESS	MEN	WOMEN	TOTAL
Construction	14,132	2,722	16,854
Toll roads	328	154	482
Airports	24	14	38
Energy and mobility infrastructures	2,476	314	2,790
Other	773	254	1,027
Total continuing operations	17,733	3,459	21,192
Total discontinued operations	39,829	23,285	63,114
TOTAL	57,562	26,744	84,306
2.4. IMPAIRMENTS AND DISPOSALS
There follows a breakdown of the main gains and losses due to impairment and disposals for the corresponding periods:
2022
(Million euro)	Before fair value adjustments	Fair value adjustments	Total 2022	Impact on net profit/(loss)
Algarve sale	(3)	-	(3)	(3)
Capital gains and disposals	(3)	-	(3)	(3)
Impairment of the ownership interest in MaaS Global	(3)	-	(3)	(3)
Impairment gains/(losses)	(3)	-	(3)	(3)
TOTAL IMPAIRMENT AND DISPOSALS	(6)	-	(6)	(6)
2021
(Million euro)	Before fair value adjustments	Fair value adjustments	Total 2021	Impact on net profit/(loss)
Acquisition of 5.704% of I-66	16	1,101	1,117	1,117
Nalanda sale	17	-	17	17
Urbicsa sale	17	-	17	17
Nevasa sale	1	-	1	1
Figueras sale	(9)	-	(9)	(9)
Capital gains and disposals	41	1,101	1,142	1,142
Fixed asset impairment losses FB Serwis	(3)	-	(3)	(3)
Impairment gains/(losses)	(3)	-	(3)	(3)
TOTAL IMPAIRMENT AND DISPOSALS	38	1,101	1,139	1,139
2020
(Million euro)	Before fair value adjustments	Fair value adjustments	Total 2020	Impact on net profit/(loss)
Sale of Zity ownership interest	2	5	7	7
Sale of the stake in the Portuguese toll roads	(2)	0	(2)	(1)
Capital gains and disposals	0	5	5	6
Autema	0	10	10	6
Mining Services Chile	(24)	0	(24)	(24)
Impairment gains/(losses)	(24)	10	(14)	(18)
TOTAL IMPAIRMENT AND DISPOSALS	(24)	15	(9)	(13)

SECTION 2: PROFIT/(LOSS)
2.5 NET FINANCIAL INCOME/(EXPENSE)
The following tables provide an itemized breakdown of changes in net financial income/(expense) in 2022, 2021 and 2020.
Net financial income/(expense) for these years from the infrastructure project companies is presented separately from that of ex-infrastructure project companies (see the definition in Note 1.1.4) and in each case a distinction is made between net financial income/(expense) from financing (which includes borrowing costs on bank borrowings and bonds, and returns on financial investments and loans granted) and net financial income/(expense) from derivatives and other items (including the effect of the fair value measurement of ineffective hedges, and other income and expenses not directly related to financing).
For the year 2022, as compared to 2021:
(Million euro)	2022	2021	Change (%)
Financial income from infrastructure project financing	8	-	n/a
Financial expense from infrastructure project financing	(251)	(220)	14%
Net financial income/(expense) from financing, infrastructure project companies	(243)	(220)	10%
Net financial income/(expense) from derivatives and other fair value adjustments, infrastructure project companies	(105)	(84)	25%
Other net financial income/(expense), infrastructure project companies	(17)	(3)	467%
Other net financial income/(expense), infrastructure project companies	(122)	(87)	40%
Net financial income/(expense) from infrastructure projects	(365)	(307)	19%
Financial income, other companies	104	24	333%
Financial expense, other companies	(103)	(51)	102%
Net financial income/(expense) from financing, other companies	1	(27)	(104)%
Net financial income/(expense) from derivatives and other fair value adjustments, other companies (*)	47	1	4,600%
Other net financial income/(expense), other companies	0	1	120%
Other net financial income/(expense), other companies	47	2	(2.500)%
Net financial income/(expense), other companies	48	(25)	(290)%
Total Net financial income/(expense)	(317)	(332)	(5)%
For the year 2021, as compared to 2020:
shade;0;15 (Million euro)	2021	2020	Change (%)
Financial income from infrastructure project financing	-	8	(100)%
Financial expense from infrastructure project financing	(220)	(252)	13%
Net financial income/(expense) from infrastructure project financing	(220)	(244)	11%
Profit/(loss) on derivatives and other fair value adjustments from infrastructure projects	(84)	39	215%
Other net financial income/(expense) from infrastructure projects	(3)	(2)	50%
Other net financial income/(expense) from infrastructure projects	(87)	37	235%
Total net financial income/(expense) from infrastructure projects	(307)	(207)	(48)%
Financial income from other company financing	24	43	(44)%
Financial expense from other company financing	(51)	(52)	(2)%
Net financial income/(expense) from other company financing	(27)	(9)	(200)%
Profit/(loss) on derivatives and other fair value adjustments from other companies (*)	1	5	(80)%
Net financial income/(expense) from other companies	1	(36)	(103)%
Other net financial income/(expense) from other companies	2	(31)	(106)%
Total net financial income/(expense) from other companies	(25)	(40)	(37)%
NET FINANCIAL INCOME /(EXPENSE)	(332)	(247)	34%
The following table provides a breakdown of financial expense from infrastructure project companies showing capitalized expenses from toll roads under construction:
Infrastructure project financing expenses from infrastructures (Million euro)	2022	2021	2020
Accrued financial expenses	(347)	(257)	(278)
Expenses capitalized during the construction period	96	37	26
Financial expenses in P&L	(251)	(220)	(252)

SECTION 2: PROFIT/(LOSS)
2.6 SHARE OF PROFITS OF EQUITY-ACCOUNTED COMPANIES
The share of profits of equity-accounted companies in 2022 reached EUR 164.9 million. Conversely, for 2021 and 2020 the share of net loss of equity-accounted companies stood at EUR -178 million and EUR -373 million, respectively. Set out below is a breakdown of the most significant companies:
Profit/(Loss) of equity-accounted companies (Million euro)	2022	2021	2020
HAH	-	(238)	(396)
407 ETR	124	52	33
AGS	-	(20)	(51)
JFK	1	-	-
IRB	22	-	-
Other	18	28	41
TOTAL	165	(178)	(373)
Note 3.5 provides further details of these companies’ profits/(losses).
2.7 CORPORATE INCOME TAX AND DEFERRED TAXES
2.7.1 Explanation of corporate income tax expense for the year and the applicable tax rate
In 2022, corporate tax losses were recognized in the amount of EUR -30 million (income of EUR 9 million in 2021; income of EUR 35 million in 2020) as shown in the following tables:
2022 (Million euro)	SPAIN	UKv	USA	POLAND	CANADA	REST OF COUNTRIES	TOTAL
Profit/(loss) before tax	(93)	(37)	82	138	171	10	271
Profit/(loss) from equity-accounted companies	(15)	7	(1)	-	(127)	(29)	(165)
Other adjustments	114	1	(74)	24	1	(18)	48
Taxable income/(expense)	6	(29)	7	162	45	(37)	154
Taxable expense for the year	(5)	6	(2)	(21)	(11)	3	(30)
Change to prior-year tax evaluation and other adjustments	5	(1)	2	(8)	(1)	8	5
Adjusted tax expense	-	5	-	(29)	(12)	11	(25)
Effective rate applicable to taxable income/(expense)	5%	19%	-%	18%	27%	31%	16%
Effective national tax rate (*)	25%	19%	23%	19%	27%
(*) The effective national tax rate is the result of combining the various tax rates and taxes (federal, state and municipal) applicable in each country.
2021 (Million euro)	SPAIN	UK	USA	POLAND	CANADA	REST OF COUNTRIES	TOTAL
Profit/(loss) before tax	(80)	(263)	1,144	123	62	(17)	969
Profit/(loss) from equity-accounted companies	(8)	253	-	-	(54)	(14)	178
Purchase of 5.704% of I-66 Express Mobility Partners LLC	-	-	(1,117)	-	-	-	(1,117)
Other adjustments	(44)	(17)	(42)	(20)	1	6	(115)
Taxable income/(expense)	(132)	(26)	(15)	104	10	(25)	(84)
Taxable expense for the year	57	6	10	(19)	(3)	(41)	9
Change to prior-year tax evaluation and other adjustments	(23)	(1)	(6)	-	-	47	17
Adjusted tax expense	34	5	4	(20)	(3)	6	26
Effective rate applicable to taxable income/(expense)	25%	20%	25%	19%	26%	24%	31%
Effective national tax rate (*)	25%	19%	23%	19%	27%
(*) The effective national tax rate is the result of combining the various tax rates and taxes (federal, state and municipal) applicable in each country.

SECTION 2: PROFIT/(LOSS)
2020 (Million euro)	SPAIN	UK	USA	POLAND	CANADA	REST OF COUNTRIES	TOTAL
Profit/(loss) before tax	(68)	(460)	(76)	115	45	(12)	(457)
Profit/(loss) from equity-accounted companies	(9)	447	-	-	(35)	(31)	373
Other adjustments	(4)	18	33	28	7	36	118
Taxable income/(expense)	(82)	5	(44)	143	17	(7)	33
Taxable expense for the year	56	-	23	(25)	(5)	(13)	35
Change to prior-year tax evaluation and other adjustments	(36)	(1)	(12)	(2)	-	6	(44)
Adjusted tax expense	20	(1)	11	(27)	(5)	(7)	(9)
Effective rate applicable to taxable income	24%	19%	25%	19%	27%		16%
Effective national tax rate (*)	25%	19%	23%	19%	27%
(*) The effective national tax rate is the result of combining the various tax rates and taxes (federal, state and municipal) applicable in each country.
Two effects must be considered to explain the reasonableness of the tax income:
a. Taxable income/(expense)
The main adjustments to the results for the year due to the fact that these results have no tax impact are as follows:
•
Profit from equity-accounted companies of EUR 165 million in 2022 (EUR -178 million in 2021 and EUR -373 in 2020).

•
Other adjustments:

•
Losses primarily generated in international construction projects for which no tax credit was recognized (EUR 75 million in 2022, EUR 28 million in 2021, EUR 115 million in 2020).

•
Non-taxable income due to the use of tax-loss carryforwards amounting to EUR -42 million (EUR -46 million in 2021, EUR -22 million in 2020) .

•
Profit/(loss) on consolidation with no tax impact. It relates to profit/(loss) arising from the application of consolidation rules, with no tax effects. The accumulated balance for this concept was EUR -71 million and primarily relates to profit/losses in concession project companies in the US and Canada, which are fully consolidated. However, the associated tax credit was recognized based solely on Ferrovial’s ownership interest, as these companies are taxed under pass-through tax rules, whereby the shareholders are the taxpayers (EUR -38 million in 2021, EUR 30 million in 2020).

•
Losses primarily generated on tax consolidation in Spain for which no tax credit was recognized (EUR 96 million in 2022).

•
95%-exempt dividends (EUR 61 million in 2022).

•
Derivatives associated with taxable dividends received from Canada in the Netherlands, but which were eliminated on consolidation and entailed a permanent difference of EUR -43 million in 2022.

•
The positive result in 2021 from the fair value revaluation of I-66 Express Mobility Partners 50% stake, reaching EUR 1,117 million, which had no tax impact.

•
Exempt capital gains in 2021 on the sale of shareholdings in the Construction Division (Urbicsa, Nalanda, Figueras), the Mobility Division (Car Sharing) and the Services Division (Nevasa) reached EUR -39 million.

•
Exempt capital gains generated in 2020 by the sale of assets in the Toll Roads (Algarve and Norte Litoral) and Mobility (Car Sharing - Zity) Division reached EUR -10 million.

b. Adjusted tax expense:
Correspond to items that bear no relation to profit/(loss) for the year, including regularization of prior-year taxes (deferred taxes and liabilities), tax litigation provisions and foreign withholding tax.
Derived from the above-mentioned, the tax base for 2022 (EUR 154 million) would be comparable to the adjusted income tax for the year of EUR -25 million, resulting in an effective income tax rate of 16%, which is in line with the rate applicable in the main countries in which Ferrovial has operations, as shown in 2022 table. The effective income tax rate for 2021 stood at 31% and for the 2020 stood at 16%.

SECTION 2: PROFIT/(LOSS)
2.7.2 Breakdown of current and deferred tax expense and tax paid for 2022, 2021 and 2020
The breakdown of the income tax expense for 2022, 2021 and 2020, differentiating between current tax, deferred tax, withholdings on foreign operations and changes in prior year tax estimates, is as follows.
(Million euro)	2022	2021	2020
Tax expense for the year	(30)	9	35
Current tax expense	(64)	(31)	(70)
Deferred tax expense	42	50	62
Withholdings in a foreign operation	(21)	(3)	(1)
Change to the prior-year tax evaluation and other	13	(7)	44
Corporate income tax paid for each year stood at EUR 82 million, EUR 155 million and EUR 101 million in 2022, 2021 and 2020 respectively, as shown in the note on cash flows (Note 5.3).
2.7.3 Movements in deferred tax assets and liabilities
Set out below is a breakdown of movements in deferred tax assets and liabilities for 2022-2020 period:
ASSETS
(Million euro)	2021	Prior years, transfers and others	Charged/ credited profit or loss	Charged/ credited to equity	Foreign exchange effect	2022
Tax credits	192	21	145	2	10	370
Differences between tax and accounting criteria	304	(2)	(26)	-	(3)	274
Equity measurement adjustment	90	12	18	(34)	-	86
Other items	(16)	34	8	27	2	55
Total	570	66	145	(5)	9	784
LIABILITIES
(Million euro)	2021	Prior years, transfers and others	Charged/ credited profit or loss	Charged/ credited to equity	Foreign exchange effect	2022
Deferred taxes on goodwill	20	-	1	-	-	21
Deferred fair value adjustment	255	44	-	-	16	315
Differences between tax and accounting approach taxes	277	(10)	99	2	10	378
Equity measurement adjustments	45	-	2	18	(1)	64
Other items	90	55	1	-	(1)	145
Total	687	89	103	20	25	924
ASSETS
(Million euro)	2020	Prior year, transfers and others	Charged/ credited profit or loss	Charged/ credited to equity	Foreign exchange effect	2021
Tax credits	130	4	47	-	9	192
Differences between tax and accounting	345	16	(21)	(8)	2	304
Equity measurement adjustments	110	4	4	(29)	-	90
Other items	27	(18)	(55)	-	1	(16)
Total	613	6	(25)	(37)	12	570
LIABILITIES
(Million euro)	2020	Prior year, transfers and others	Charged/ credited profit or loss	Charged/ credited to Equity	Foreign exchange effect	2021
Deferred taxes on goodwill	35	7	(12)	(11)	1	20
Deferred fair value	-	257	-	-	(3)	255
Differences between tax and accounting	317	7	(59)	1	14	277
Equity measurement adjustments	66	5	-	(26)	-	45
Other items	39	53	(4)	-	1	90
Total	457	328	(75)	(36)	13	687

SECTION 2: PROFIT/(LOSS)
Deferred tax assets
a) Tax credits
This item relates to tax credits that have not yet been used by the Group. It does not include all the tax credits available, only those that the Group expects to be able to use in the short or medium term, based on the latest projections available.
In 2022 the total balance recognized stood at EUR 370 million (EUR 192 million in 2021), of which EUR 368 million relates to tax credits for tax-losses carryforward (EUR 190 million in 2021) and EUR 2 million to other tax credits (EUR 2 million in 2021).
Set out below is a breakdown of tax-losses carryforward pending to be offset, distinguishing between continuing and discontinued operations (2021), and showing the maximum tax credit and the tax credit recognized:
2022
Continuing operations
(Million euro) Country	Tax-loss carryforwards	Limitation period	Maximum tax credit	Tax credit recognized
Spanish tax consolidated group	642	No expiry date	160	-
US tax consolidated group	1,564	No expiry date	328	274
Turkey	105	2023-2028	21	-
Canada	137	2023-2042	36	11
UK	193	No expiry date	48	17
Other	461	2023- No expiry date	119	66
Total	3,102		712	368
2021
Continuing operations
(Million euro) Country	Tax-loss carryforwards	Limitation period	Maximum tax credit	Tax credit recognized
Spanish consolidated tax group	508	No expiry date	127	-
US consolidated tax group	1,091	No expiry date	229	146
Canada	105	2023-2042	28	11
UK	208	No expiry date	39	16
Portugal	72	2025-2032	16	2
Other	254	2022-No expiry date	60	15
Total	2,238		500	190
Discontinued operations
(Million euro) Country	Tax-loss carryforwards	Limitation period	Maximum tax credit	Tax credit recognized
UK	616	No expiry date	117	-
Other	4	No expiry date	1	1
Total	619		118	1
Spanish and US tax consolidated groups:
To assess the recoverability of tax-loss carryforwards, the Group companies’ latest available earnings projections have been used. Based on them, it has been decided not to recognize all the tax credits in the accounts, given the reasonable doubts regarding its recoverability.
In the USA, the decision was made to only recognize the difference between deferred tax assets and liabilities. In 2022, in accordance with IAS 12, tax credits were recognized in an amount equal to the excess liability for temporary differences over the asset for temporary differences, amounting to EUR 17 million (EUR 17 million in 2021).
United Kingdom:
Considering that tax-loss carryforwards generated after April 1, 2017 may be used by any UK Group company, tax credits were recognized for tax losses in the amount of EUR 17 million in respect of continuing operations (EUR 16 million in 2021).

SECTION 2: PROFIT/(LOSS)
b) Assets arising from temporary differences between accounting and tax criteria
This item reflects the tax effects arising from the different timing of the recognition of certain expenses and income for accounting and tax purposes.
The recognition of an asset means that certain expenses have been recognized for accounting purposes before they may be recognized for tax purposes and therefore the company will recover the income or expense for tax purposes in future years.
The main deferred tax assets are set out below:
•
Provisions that do not have tax effects until they are applied (EUR 145 million in 2022, EUR 182 million in 2021).

•
Deferred tax assets of EUR 125 million in 2022 due to differences between the tax and accounting approach related to revenue recognition, mainly in the Construction Division (EUR 134 million in 2021).

•
Accelerated book depreciation/amortization (EUR 4 million in 2022EUR 4 million in 2021).

c) Deferred taxes arising from equity measurement adjustments
This reflects the cumulative tax effect of measurement adjustments to various items recognized in reserves. The effect is reflected as an asset or liability since there is generally no direct tax effect until the amount in reserves is registered through the income statement.
The deferred asset balance relates mostly to financial derivatives, which reached EUR 86 million in 2022 (EUR 90 million in 2021).
Deferred tax liabilities
a) Deferred taxes related to goodwill
These relate to deferred tax liabilities relating to the tax credit for goodwill amounting to EUR 21 million in 2022, which corresponds to Webber, LLC´s goodwill amortization (EUR 21 million in 2021).
b) Deferred taxes due to the fair value adjustment related to acquisitions
I-66 Mobility Partners
This reflects deferred tax liabilities due to differences between tax and accounting values:
•
EUR 231 million recognized for the difference between tax and book values following the revaluation of the I-66 highway assets at December 31, 2022 (EUR 218 million at December 31, 2021), as explained in Note 1.1.6.

•
EUR 38 million recognized as a result of measuring the concession debt at fair value at December 31, 2022 (EUR 37 million at December 31, 2021).

These amounts are recognized netting the goodwill registered, in accordance with IAS 12, paragraph 66.
Dalaman
EUR 46 million recognized as a result of the acquisition of the 60% interest in Dalaman International Airport (see Note 1.1.6) at December 31, 2022.
c) Liabilities arising from temporary differences between accounting and tax criteria
A liability represents an expense that is recognized for tax purposes before it may be recognized for accounting purposes, or income recognized in the accounts before it is declared in the tax return.
Deferred tax liabilities relate essentially to:
•
Deferred tax liabilities for differences between tax and accounting depreciation/amortization (EUR 285 million in 2022, EUR 176 million in 2021).

•
Deferred tax liabilities of EUR 66 million in 2022 arising from differences between the tax and accounting methods used to recognize revenue under IFRIC 12, mainly in the Toll Roads Division (EUR 54 million in 2021).

SECTION 2: PROFIT/(LOSS)
d) Deferred taxes arising from equity measurement adjustments
This reflects the cumulative tax effect of measurement adjustments to various items recognized in reserves. The effect is reflected as an asset or liability since there is generally no direct tax effect until the amount in reserves is taken to the income statement.
The deferred liability balance reflects profits not yet recognized for tax purposes and relate mostly to financial derivatives, which reached EUR 64 million in 2022 (EUR 45 million in 2021).
Other deferred taxes
e) Deferred tax liabilities relating to dividends not distributed
The Group recognizes EUR 50 million in deferred tax liabilities in relation to the withholding tax on the repatriation of future dividends from Canada, as shown on the “Other items” line in the above table (EUR 41 million in 2021)
2.7.4 Years open to tax inspection
In accordance with prevailing legislation, taxes may not be deemed to be finally settled until the returns filed have been inspected by the tax authorities or the legally stipulated limitation period has elapsed.
During the year 2022, the following inspections are in progress with the different tax authorities in the jurisdictions indicated:
Spain: On the 23th of June the Spanish tax consolidated Group filed a claim against the settlement of a State Aid Recovery Procedure involving the regularization of tax obligations affected by the European Commission Decision of October 15, 2014 (known as the “third decision”, in connection with state aid consisting of the tax amortization of financial goodwill arising from the acquisition of foreign shareholdings during 2019 and 2021. On Jun 1, 2023, the settlement of EUR 4.9 million was received. “The Third Decision” was issued by the EU Commission, relating to the new interpretation of the article governing the tax deductibility of financial goodwill with respect to acquisitions performed through holding companies.
Canada: The Canadian tax authorities initiated a tax audit of corporate income tax for the years 2013 to 2019 in relation to the company Cintra 4352238 Investments Inc, and year 2019 in relation to Cintra 11200232 Investments Inc., challenging the tax deductibility of intragroup charges made by Cintra Servicios (Spain) for financial services and reclassifying the transaction as a dividend for financial years 2013 to 2016.
No settlement proposal has yet been issued for 2017 to 2019. As this involves intragroup charges of a different kind to those made in the years assessed, the inspectorate’s stance in this regard is unknown. The regularization pending payment for financial services is estimated at CAD 2.8 million, including the non-deductible expense, withholding tax under the treaty, interest and penalties.
The claim in the Canadian courts is currently suspended pending the outcome of the Mutual Agreement Procedure initiated.
The Netherlands: The Dutch tax authorities have questioned the existence of Ferrovial SE´s horizontal tax consolidated group in the Netherlands in 2019 and the first two months of 2020. The potential impact of a regularization if all the Group´s Dutch entities were considered to have been taxed under the individual regime has been estimated at EUR 2.7 million (for 2019 and 2020).
Chile - Transmission lines: The Chilean tax authorities initiated an inspection of Transchile Charrua for 2018 and 2019, in which they questioned the deductibility of financial expenses on third party financing. A judicial appeal has been filed against the administrative decision, the potential impact is expected to be EUR 1.2 million. In January 2023, notification was received of the start of a tax audit of the company Ferrovial Power Infrastructures for 2019 and 2020 which is still being discussed at an administrative level.
Morocco: The Moroccan tax authorities have sent a settlement proposal to the Cadagua branch following the inspection of the period 2016 to 2021 carried out as part of the branch closure process. A settlement of EUR 5 million is proposed for corporate income tax, VAT and withholdings on payments to non-residents. An administrative appeal has been lodged against the proposal.
At December 31, 2022, the years that are not statute-barred are opened to inspection by the tax authorities in respect of corporate income tax and the other main taxes to which the companies of the tax consolidated group are subject. In Spain

SECTION 2: PROFIT/(LOSS)
the last four financial years are generally open to inspection for the main applicable taxes. The foreign companies are subject to a statute of limitations of between three and five years in most of the countries in which the Group has operations.
In view of the different interpretations to which tax regulations lend themselves, any inspections that may be undertaken in the future by the tax authorities for the years open to inspection could give rise to tax liabilities the amount of which cannot currently be objectively quantified. Nonetheless, the likelihood that significant liabilities in addition to those recognized could have a material impact on the Ferrovial Group’s equity is regarded as remote.
2.8 PROFIT/(LOSS) FROM DISCONTINUED OPERATIONS
Profit from discontinued operations for 2022, 2021 and 2020 amounted to EUR 64 million, EUR 361 million and EUR 45 million, respectively, relating to the Services Division (amounting to EUR 64 million in 2022, EUR 246 million in 2021 and EUR 10 million in 2020) and the Construction Division (amounting to EUR 115 million in 2021 and EUR 35 million in 2020).
Services Division
As explained in Note 1.1.5, in 2021 and 2020 the Services division was classified as a discontinued operation and the impact on the income statement of this line of business was reported in one line item “Net profit/(loss) from discontinued operations”. This line also includes an impairment loss equal to the difference between the estimated fair value of the assets and their carrying amount.
As also explained in Note 1.1.5, 2022 saw the completion of the Services Division divestment process.
The main impact recognized in discontinued operations in 2022 relates to the divestment of the Amey business in the UK, completed in December 2022, generating a capital gain of EUR 58 million, including the transfer to the income statement of currency translation differences accumulated in equity (EUR -156 million) and the interest rate hedge derivatives (EUR -15 million) (see Note 5.1.1).
The main impact recognized in 2021 profit/(loss) from discontinued operations related to the divestments of the Environment Services business in Spain and Portugal completed at the end of 2021 at a net capital gain of EUR 335 million and the capital gain of EUR 115 million on the sale of the Budimex Group’s real estate business.
The Environment Services revenue for 2021 includes a profit for the year of EUR 119 million.
For 2020, the main effect recognized in profit/(loss) from discontinued operations was the loss of EUR -64 million on the sale of Broadspectrum, due essentially to the reclassification to the income statement of amounts accumulated in currency translation differences and associated derivative reserves, in accordance with IAS 21 (Note 1.1.5).
Additionally, the following impairment losses were also recognized during 2020: EUR -34.3 million essentially in relation to the Waste Treatment business in the UK (Amey), as detailed in Note 1.1.5. A profit of EUR 121 million was recognized in the remainder of the Services businesses (excluding amortization and depreciation according to IFRS 5).
For a better understanding of the results of the Services business and the way in which they have been included in the Group’s consolidated results, the accompanying table provides a breakdown by line of profit/(loss) from these discontinued operations in 2022, 2021 and 2020.
(Million euro)	2022	2021	2020
Revenue	2,303	4,947	5,418
Operating profit/(loss)	9	260	(44)
Net financial income/(expense)	(1)	(23)	(33)
Share of profits of equity-accounted companies	5	9	9
Consolidated profit/(loss) before tax	13	246	(68)
Corporate income tax	(10)	(47)	(26)
Profit/(loss) after tax	3	199	(94)
Profit/(loss) for the year attributed to non- controlling interests	-	(3)	(2)
Profit/(loss) for the year attributed to the parent company	3	196	(96)
Adjustments to discontinued operations	61	50	106
Profit/(loss) from discontinued operations	64	246	10
Comparability of the various components of profit/(loss) from discontinued operations with respect to 2020 is affected, on the one hand, because 2020 only includes six months of the Services Australia business, and on the other hand, because 2021 does not include a full year of the Environment Services business or the oil and gas extraction services, which were sold at the end of 2021.

SECTION 2: PROFIT/(LOSS)
Construction Division
On February 22, 2021, an agreement was reached to sell the real estate business of the Budimex Group (B.N.I.), which was included in discontinued operations.
For a better understanding of the results of the Construction business and the way in which they have been included in the Group’s consolidated results, the accompanying table provides a breakdown by line of profit/(loss) from this discontinued operation:
Construction Division (Million euro)	2021	2020
Revenue	56	151
Fixed asset depreciation	-	(1)
Operating profit/(loss) before impairment and disposal of fixed assets	9	43
Impairment and disposal of fixed assets	130	-
Operating profit/(loss)	139	43
Net financial income/(expense)	-	1
Share of profits of equity-accounted companies	-	-
Consolidated profit/(loss) before tax	139	44
Corporate income tax	(24)	(9)
Profit/(loss) from discontinued operations	115	35
These results of EUR 115 million include both the amount recognized up to the company’s exclusion from the consolidation scope (EUR 8 million) and the capital gain (EUR 130 million) generated by the transaction (EUR 107 million net of tax), on the line impairment and disposal of fixed assets. The impact for Ferrovial was EUR 53 million net of non-controlling interests.
NOTES ON PROFIT/(LOSS) FROM NON-CONTROLLING INTERESTS, NET PROFIT/(LOSS) AND EARNINGS PER SHARE
2.9 PROFIT/(LOSS) FROM NON-CONTROLLING INTERESTS
In 2022, 2021 and 2020 profit/(loss) attributed to non-controlling interests amounted to EUR -116 million, EUR -138 million and EUR -51 million, respectively.
These figures relate to the profits obtained by Group companies attributable to the company’s other shareholders. The positive figures relate to loss-making companies and the negative figures relate to profit-making companies.
(Million euro)	2022	2021	Var. 22/21	% Non-group
Budimex Group	(60)	(109)	49	50%
Autop. Terrassa Manresa, S.A.	19	14	5	24%
LBJ Infrastructure Group	(9)	2	(11)	45%
NTE Mobility Partners	(47)	(25)	(22)	37%
NTE Mobility Partners Segments 3 LLC	(33)	(20)	(13)	46%
FAM Construction LLC	26	7	19	30%
Sugar Creek Construction LLC	(2)	(1)	(1)	30%
I-77 Mobility Partners	(6)	(1)	(5)	28%
I-66 Mobility Partners	10	-	10	44%
YDA Havalimani Yatrim Ve (Dalaman)	(8)	-	(8)	40%
Other companies	(7)	(1)	(6)
TOTAL continuing operations	(117)	(134)	17
TOTAL discontinued operations	-	(3)	3
Total	(117)	(138)	22

SECTION 2: PROFIT/(LOSS)
(Million euro)	2021	2020	Var. 21/20	% Non-group
Budimex Group	(109)	(54)	(55)	45%
Autop.Terrassa Manresa, S.A.	14	(11)	25	24%
LBJ Infrastructure Group	2	20	(18)	45%
NTE Mobility Partners	(25)	(12)	(13)	37%
NTE Mobility Partners Segments 3 LLC	(20)	(8)	(12)	46%
FAM Construction LLC	7	16	(10)	30%
Sugar Creek Construction LLC	(1)	8	(9)	30%
Other companies	(2)	(6)	4
TOTAL continuing operations	(134)	(48)	(86)
TOTAL discontinued operations	(3)	(3)	-
Total	(138)	(51)	(87)
2.10 NET PROFIT/(LOSS) AND EARNINGS PER SHARE
The calculation of earnings per share attributed to the parent company for 2022, 2021 and 2020 is as follows:
(Million euro, except otherwise indicated)	2022	2021	2020
Net profit/(loss) attributable to ordinary equity holders of the parent:
Continuing operations	124	843	(470)
Discontinued operations	64	358	42
Net cost of subordinated perpetual bond	(8)	(8)	(8)
Profit / (loss) attributable to ordinary equity holders of the parent for basic earnings	180	1,193	(436)
Effects of dilution	0	0	0
Profit / (loss) attributable to ordinary equity holders of the parent adjusted for the effect of dilution	180	1,193	(436)
Weighted average number of ordinary shares for basic EPS (*) (thousands of shares)	723,477	731,772	732,277
Effects of dilution	0	0	0
Weighted average number of ordinary shares adjusted for the effect of dilution (thousands of shares)	723,477	731,772	732,277

Profit / (loss) attributable to ordinary equity holders of the parent from discontinued operations for the basic EPS calculations	64	358	42
Effects of dilution	0	0	0
Profit / (loss) attributable to ordinary equity holders of the parent from discontinued operations for the diluted EPS calculations	64	358	42
(*) The weighted average number of ordinary shares takes into account the weighted effect of changes in treasury shares during the year.
Basic earnings per share have been calculated by dividing profit for the year attributed to the parent company’s shareholders, adjusted for the net coupon for the year on the subordinated perpetual bonds issued by the Group and taken directly to equity (Note 5.1.2), by the weighted average number of ordinary shares outstanding, excluding the average number of treasury shares held during the year.
As regards diluted earnings per share, it should be noted that the Group did not have any dilutive potential ordinary shares, since no convertible debt instruments were issued and the share-based remuneration schemes will not give rise to any share capital increases in the Group. Consequently, no dilutive impact is envisaged when employee rights under the plans are exercised. Hence there was no difference between basic and diluted earnings per share, as shown in the following table:
		2022	2021	2020
Net earnings per share attributed to the parent company (in euros)	Diluted	0.25	1.63	(0.60)
	Basic	0.25	1.63	(0.60)
Net earnings per share attributed to the parent company discontinued Operations (in euros)	Diluted	0.09	0.49	0.05
	Basic	0.09	0.49	0.05
Profit/(loss) per business segment is shown in Note 1.5 for 2022, 2021 and 2020.

CONSOLIDATED FINANCIAL STATEMENTS
FERROVIAL SE AND SUBSIDIARIES
SECTION 3: NON-CURRENT ASSETS AT DECEMBER 31, 2022 AND 2021
This section includes the notes on non-current assets in the balance sheet, excluding deferred tax assets (Section 2) and financial derivatives (Section 5).
The main components of Ferrovial’s non-current assets are “Fixed assets in infrastructure projects” reaching EUR 13,667 million (EUR 11,185 million in 2021) and accounting for 72% (71% in 2021) of total non-current assets (Note 3.3), “Investments in associates” reaching EUR 1,951 million (EUR 1,838 million in 2021) relating mainly to the investments in 407 ETR, IRB and JFK NTO and “Goodwill on consolidation” (EUR 480 million at December 31, 2022 and EUR 420 million at December 31, 2021).
Investment in Infrastructure Projects
INVESTMENT IN INFRASTRUCTURE PROJECTS (Million euro)	2022	2021
Opening balance at 01.01	11,185	6,356
Additions	1,398	292
Depreciation	(145)	(111)
Disposals	(12)	(126)
Exchange rate effect	608	353
Changes in the scope of consolidation and others	633	4,421
Closing balance at 12.31	13,667	11,185
At December 31, 2022, the variation on the line Investment in Infrastructure Projects under “Non-current assets” during the year was EUR 2,482 million, mainly due to the increase in investment in the I-66 and NTE3 toll roads. The foreign exchange effect during the year (EUR 608 million) was also significant, due primarily the impact of the euro/US dollar exchange rate on the US toll roads, particularly the NTE Extension, the I-77 and the I-66 toll roads.
Lastly, changes in the 2022 scope of consolidation are mainly due to the acquisition of Dalaman International Airport in Turkey for EUR 633 million in July 2022.
During 2021, the main variation in Investment in Infrastructure Projects relates to the takeover of the I66 toll road (Note 1.1.6), as a result of which the assets are fully consolidated and the relevant items are restated to fair value (EUR 4,432 million).
Other significant additions during the year 2021 (EUR 292 million) related mainly to the US toll roads, notably the North Tarrant Express Extension, the I-77 Mobility Partners LLC toll road and the I-66 Express Mobility Partners LLC toll road.
Investments in associates
INVESTMENT IN ASSOCIATES (Million euro)	2022	2021
Opening balance at 01.01	1,838	1,727
Share of profit	164	(178)
Exchange rate effect	(29)	107
Dividends	(258)	(190)
Changes in the scope of consolidation	(111)	329
Other	347	43
Closing balance at 12.31	1,951	1,838
During 2022 increased by EUR 113 million due to the acquisition of 48.96% of JFK NTO Airport (EUR 59 million), the share of these companies’ profits (EUR 164 million), relating primarily to 407 ETR (EUR 124 million), the accounting hedge gains recognized under “Other movements” (EUR 213 million), mainly resulting from the JFK NTO acquisition, dividend payments of EUR -258 million (mainly 407 ETR) and the foreign exchange effect (EUR -29 million) due to the euro’s depreciation against sterling and against the Indian rupee.
During 2021 increased by EUR 111 million due to movements in capital caused by the acquisition of 24.86% of the company IRB Infrastructure Developers Limited (EUR 374 million), the change of consolidation method applied to the I66 toll road, which is now fully consolidated (EUR -45 million), the share of the losses of these companies (EUR -178 million), dividend payments of EUR -190 million (mainly 407 ETR) and the foreign exchange effect (EUR 107 million) due to the euro’s depreciation against pound sterling and against the Canadian dollar.

SECTION 3: NON-CURRENT ASSETS
Goodwill
During 2022 there was an increase of EUR 48 million, primarily due to the acquisition of the 60% ownership interest in Dalaman International Airport (EUR 27 million) in July 2022.
During 2021 there was an increase of EUR 201 million, primarily due to the acquisition of an additional 5.704% stake in the I-66 toll road (EUR 254 million).
3.1 GOODWILL AND ACQUISITIONS
Movements in goodwill during 2022 and 2021 are set out below:
(Million euro)	BALANCE AT 12.31.2021	Changes in consolidation scope and other	Exchange rate	BALANCE AT 12.31.2022
Construction	127	2	3	132
Budimex	64	2	(1)	65
Webber	50	13	4	67
Ferrovial Services Infrastructure	13	(13)	-	-
Toll Roads	251	-	14	265
I-66 Express Mobility Partners Hold. LLC	251	-	14	265
Airports	-	27	-	27
Dalaman	-	27	-	27
Energy Infrastructures	52	-	3	56
Power Transmission Serv. Chile	42	-	3	45
Mining Services Chile	10	-	1	11
TOTAL	431	29	19	479
(Million euro)	BALANCE AT 12.31.2020	Changes in consolidation scope and other	Exchange rate	BALANCE AT 12.31.2021
Construction	181	(60)	7	127
Budimex	64	-	-	64
Webber	105	(60)	6	50
Ferrovial Services Infrastructure	12	-	1	13
Toll Roads	-	254	(3)	251
I-66 Express Mobility Partners Hold. LLC	-	254	(3)	251
Energy Infrastructures	50	-	2	52
Power Transmission Serv. Chile	39	-	3	42
Mining Services Chile	11	-	(1)	10
TOTAL	231	194	6	431
The main change during the year 2022 relates to the Airports Division following the Dalaman International Airport acquisition, which gave rise to goodwill of EUR 27 million. The foreign exchange effect amounted to EUR 19 million, relating mainly to the Toll Roads business, due to the appreciation of the US dollar against the euro.
Regarding 2021, the main impact relates to the fair value measurement effect following the acquisition of an additional 5.704% in the concession operator I-66 Express Mobility Partners Hold. LLC on December 17, 2021 (Note 1.1.6). The goodwill recognized on the acquisition, which amounts to EUR 254 million is essentially netting the tax effects described in Note 1.1.6, and Note 2.7, pursuant to IAS 12, paragraph 66. In addition, as a result of the sale of the asphalt plant owned by Webber’s company Southern Crushed Concrete, goodwill decreased by EUR 60 million.
Impairment test
The Group analyzes at least once a year whether its assets show signs of impairment, in which case it performs the corresponding impairment test. The Group also systematically tests for impairment those cash-generating units that include goodwill in the balance sheet, by applying the appropriate impairment test.
The goodwill recovery is analyzed at the level of each cash generating units. The projections used in the impairment tests coincide with last available business projections approved by the Board and the conclusion was drawn that there is no impairment as at 31 December 2022. Sensitivity analyses were not performed due to the existing buffer shown for these assets.

SECTION 3: NON-CURRENT ASSETS
A. Construction Division goodwill (Webber and Budimex):
Methodology
In the case of Webber, in 2022 the goodwill impairment test, based on a 10-year projection, reflects a buffer of 127% with respect to its carrying amount of EUR 356 million. The flows were discounted at a rate of 7.6% (7.8% before taxes), calculated using the CAPM based on current market input and in line with the method used in prior years.
As Budimex is listed on the Warsaw Stock Exchange, and there is free float, we consider the share price representative of its value. Therefore, the goodwill was tested for impairment by ascertaining whether Budimex’s closing market price at December 31, 2022 and December 31, 2021 was higher than its carrying amount plus the allocated goodwill. The test did not show any impairment.
Impairment test findings
Budimex’s share price at December 31, 2022 was 573% higher than its carrying amount of EUR 115 million. The quoted market price of the Budimex share at December 31, 2021 was 445% higher than its carrying amount, which amounts to EUR 122 million.
B. Toll Roads Division goodwill (I-66):
The I-66 toll road goodwill arose following the acquisition of an additional 5.704% of the concession operator I-66 Express Mobility Partners Hold. LLC in December 2021 (see Note 1.1.6).
As the toll road became operational in the last quarter of 2022 and there were no events having a material effect on the business plan, there were no indications that the recoverable amount of that goodwill was below the value allocated following the acquisition of control.
The impairment test considers the whole concession term. As pointed in Note 1.3.4, traffic estimates are based on external projections and researches (e.g. impact of e-commerce in traffic of heavy vehicles or working from home habits in the use of private vehicles); tariffs used are in line with traffic estimates and contract clauses. The 2022 impairment test reflected a buffer of 16% with respect to the goodwill carrying amount of EUR 2,017 million. The flows were discounted at a rate of 8.7% (9.6% before taxes). The test was not carried out in 2021 because the ownership interest was measured at fair value in December.
C. Energy and Mobility goodwill (Power Transmission Services and Mining Services Chile):
The goodwill of Power Transmission Services, the company owning the power transmission lines in Chile reached EUR 45 million in December 2022 (EUR 42 million in December 2021).
Based on the goodwill impairment test findings, which used long-term projections that go beyond the first 20 years where the concessionaire is remunerated based on availability payments, the buffer was 68% with respect to the carrying amount of EUR 37 million at December 31, 2022 (EUR 60 million and 99% in 2021). The flows were discounted at a rate of 7.8% (9.5% before taxes) in 2022, which was in line with the rates used to calculate goodwill impairment in 2021 when the flows were discounted at a rate of 6.7% (7.4% before taxes).
Goodwill was also recognized in Mining Services Chile, which is engaged mainly in providing mining industry operation and maintenance services, reclassified as a continuing operation in 2022 after being strategically allocated into the Group’s Energy and Mobility Division.
The impairment test, based on a 5-year projection, identified a buffer of 37% in relation to the carrying amount, which was EUR 9 million at December 31, 2022. The flows were discounted at a rate (WACC) of 13.5% (14.3% before taxes).
D. Ferrovial Services Infrastructure Inc (FSNA) goodwill in 2021:
Besides the Budimex, Webber and Transchile goodwill, there was goodwill relating to the company Ferrovial Services Infrastructure Inc., which was engaged in the maintenance of US infrastructures and was reclassified to continuing operations during the year, within the Construction segment. Based on the goodwill impairment test findings, the buffer was 196% with respect to the carrying amount of EUR 40 million. The flows were discounted at a 6.8% discount rate (7.0% before taxes).
3.2 INTANGIBLE ASSETS
At year-end 2022, the balance of intangible assets, excluding infrastructure project companies, amounted to EUR 137 million (EUR 127 million in 2021).

SECTION 3: NON-CURRENT ASSETS
This heading includes mainly:
•
“Concession rights”, reflecting rights to operate the concessions that are not classified as Projects (see definition in Note 1.1.4). At December 31, 2022, the carrying amount of EUR 20 million (EUR 24 million at December 31, 2021) related primarily to the UK Waste Treatment activity and a customer portfolio in the amount of EUR 9 million relating to the Construction business.

•
“Computer software” with a net value of EUR 24 million (EUR 16 million at December 31, 2021), which primarily related to the Corporation division.

•
“Other intangible assets”, amounting to EUR 90 million (EUR 85 million at December 31, 2021), relating essentially to the Budimex Services business included in the Construction Division (EUR 23 million), licenses for the Parque Solar Casilla photovoltaic plant amounting to EUR 9 million, and the easements of the Chilean power transmission lines amounting to EUR 40 million (EUR 33 million at December 31, 2021).

•
No significant fully-depreciated assets were written off during 2022.

•
Applicable only at year-end 2021, “Customer contracts and commercial relations”, relating to the net value of the commercial order book, customer databases and other intangible assets, in the amount of EUR 35 million, essentially derived from the Budimex Services business were included in the Construction Division (EUR 25 million).

The effect on cash flows (Note 5.3) of intangible asset additions amounted to EUR -15 million at December 31, 2022 and EUR -36 million at December 31, 2021.
3.3 INVESTMENTS IN INFRASTRUCTURE PROJECTS
3.3.1 Intangible asset model
(Million euro)	BALANCE AT 01.01.2022	TOTAL ADDITIONS	TOTAL DISPOSALS	FOREIGN EXCHANGE EFFECT	CONSOLIDATION SCOPE CHANGES AND TRANSFERS	BALANCE AT 12.31.2022
Spanish toll roads	713	-	-	-	1	714
US toll roads	10,527	1,388	-	632	-	12,547
Other toll roads	391	-	-	-	-	391
Toll road investment	11,632	1,388	-	632	1	13,653
Accumulated depreciation/ amortization	(617)	(145)	-	(19)	-	(781)
Net investment in toll roads	11,014	1,244	-	613	1	12,872
Investment in other infrastructure projects	-	-	-	-	632	632
Depreciation/amortization in other infrastructure projects	-	-	-	-	-	-
Total net investment in other infrastructure projects	-	-	-	-	632	632
TOTAL INVESTMENT	11,632	1,388	-	632	633	14,285
TOTAL DEPRECIATION/AMORTIZATION AND PROVISION	(617)	(145)	-	(19)	-	(781)
TOTAL INVESTMENT	11,014	1,243	-	613	633	13,504
(Million euro)	BALANCE AT 01.01.2021	TOTAL ADDITIONS	TOTAL DISPOSALS	FOREIGN EXCHANGE EFFECT	CONSOLIDATION SCOPE CHANGES AND TRANSFERS	BALANCE AT 12.31.2021
Spanish toll roads	715	-	(5)	-	3	713
US toll roads	5,553	292	(118)	369	4,432	10,527
Other toll roads	391	-	-	-	-	391
Toll road investment	6,658	292	(123)	369	4,435	11,632
Accumulated depreciation/ amortization	(484)	(111)	-	(21)	(2)	(617)
Net investment in toll roads	6,174	181	(123)	348	4,433	11,014
Investment in other infrastructure projects	15	-	-	-	(15)	-
Depreciation/amortization in other infrastructure projects	-	-	-	-	-	-
Total net investment in other infrastructure projects	15	-	-	-	(15)	-
TOTAL INVESTMENT	6,674	292	(123)	369	4,418	11,632
TOTAL DEPRECIATION/AMORTIZATION AND PROVISION	(484)	(111)	-	(21)	(2)	(617)
TOTAL INVESTMENT	6,190	181	(123)	348	4,416	11,014

SECTION 3: NON-CURRENT ASSETS
The most significant changes in 2022 and 2021 were as follows:
•
Exchange rate fluctuations resulted in a impact of EUR 613 million in 2022 (EUR 348 million in 2021) of these asset balances, the full amount of which was attributed to the effect of the euro/US dollar exchange rate on the US toll roads (Note 1.4).

•
Toll road additions amounted to a gross EUR 1,388 million, relating to the US toll roads (EUR 4,432 million in 2021). The most significant were the I-66 Express Mobility Partners LLC toll road for EUR 1,126 million in 2022 and the increase of EUR 4,432 million in 2021, which was consolidated for the first time using the full consolidation method instead of the equity method during the previous years. In addition, there was an increase in the North Tarrant Express Extension for EUR 261 million in 2022 (EUR 224 million in 2021).

•
The scope changes column in other infrastructure projects in 2022 (EUR 633 million) refers essentially to the consolidation of the Dalaman International Airport assets acquired in July 2022 (Note 1.1.6).

All the concession assets of the infrastructure project companies are pledged to secure borrowings (Note 5.2). Related borrowing costs capitalized in 2022 and 2021 are described in Note 2.5.
3.3.2 Financial assets from financial asset model concessions
They mainly relate to long-term receivables (more than twelve months) from public administrations in return for services rendered or investments made under concession arrangements, as a result of applying the IFRIC 12 financial asset model. Movements for 2021 and 2022 are set out below:
(Million euro)	INFRASTRUCTURE PROJECT RECEIVABLES 2022	INFRASTRUCTURE PROJECT RECEIVABLES 2021
OPENING BALANCE	169	166
Additions	9	-
Disposals	(12)	(4)
Transfers and other	-	-
Foreign exchange effect	(4)	5
Other	-	1
Reclass. to held for sale	-	1
YEAR-END BALANCE	162	169
Note: balances net of provisions
The following tables show the financial assets by concession operator for the years 2022 and 2021.
	BALANCE AT 12.31.2022
CONCESSION OPERATOR	LONG-TERM RECEIVABLES	SHORT-TERM RECEIVABLES	TOTAL
(Million euro)		(Note 4.2)	2022
Concesionaria de Prisiones Lledoners	53	3	56
Depusa Aragón	23	1	24
Budimex Parking Wrocław	10	-	10
CONSTRUCTION	86	3	89
UK Waste Treatment (Thalia)	76	-	76
UK WASTE TREATMENT	76	-	76
TOTAL GROUP	162	3	165
	BALANCE AT 12.31.2021
CONCESSION OPERATOR	LONG-TERM RECEIVABLES	SHORT-TERM RECEIVABLES	TOTAL
(Million euro)		(Note 4.2)	2021
Concesionaria de Prisiones Lledoners	56	1	57
Depusa Aragón	24	1	25
Budimex Parking Wrocław	10	-	10
CONSTRUCTION	90	2	92
UK Waste Treatment (Thalia)	79	-	79
UK WASTE TREATMENT	79	-	79
TOTAL GROUP	169	2	171

SECTION 3: NON-CURRENT ASSETS
3.3.3 Cash flow effect
The cash flow impact of project additions primarily accounted for using the intangible asset model reached EUR -784 million in 2022 (EUR -239 million in 2021), which differed from the additions recognized in the balance sheet for the following main reasons:
•
For projects in which the intangible asset model is applied, due to differences between the accrual basis and cash basis of accounting, as well as the capitalization of borrowing costs attributable to projects under construction, which do not give rise to cash outflows.

•
For projects in which the financial asset model is applied, due to increases in receivables as a balancing entry for revenue from services rendered, which also do not give rise to cash inflows.

•
The impact on cash flows reflects movements associated with the discontinued operations, which are not recognized in the balance sheet due to being specifically reclassified to held for sale (Note 1.3.3.6).

3.4 PROPERTY, PLANT AND EQUIPMENT
Movements under property, plant and equipment in the consolidated statement of financial position are set out below in 2022 and 2021:
Movements during 2022 (million euro)	Land and buildings	Plant and machinery	Fixtures, fittings, tooling and furniture	Total
Investment: Balance at 01.01.2022	100	445	287	832
Additions	17	75	115	207
Disposals	-	(43)	(13)	(56)
Scope changes and transfers	(24)	(3)	5	(22)
Foreign exchange effect	1	6	1	8
Balances at 12.31.2022	94	480	395	969
Accumulated depreciation and impairment losses at 01.01.2022	(31)	(297)	(150)	(478)
Depreciation charge	(4)	(26)	(17)	(47)
Disposals	-	27	8	35
Scope changes and transfers	6	1	1	8
Foreign exchange effect	-	(2)	-	(2)
Impairment of property, plant and equipment	-	-	(6)	(6)
Balances at 12.31.2022	(29)	(297)	(164)	(490)
Carrying amount at 12.31.2022	65	183	231	479
Movements during 2021 (million euro)	Land and buildings	Plant and machinery	Fixtures, fittings, tooling and furniture	Total
Investment: Balance at 01.01.2021	104	500	261	865
Additions	4	43	61	108
Disposals	(12)	(114)	(42)	(168)
Scope changes and transfers	(2)	(28)	(13)	(43)
Foreign exchange effect	4	10	12	26
Reclassified to held for sale	2	34	8	44
Balances at 12.31.2021	100	445	287	832
Accumulated depreciation and impairment losses at 01.01.2021	(22)	(329)	(167)	(518)
Depreciation charge	(6)	(28)	(25)	(59)
Disposals	-	70	49	119
Scope changes and transfers	-	22	9	31
Foreign exchange effect	(1)	(4)	2	(3)
Impairment of property, plant and equipment	-	-	(10)	(10)
Reclassified to held for sale	(2)	(28)	(8)	(38)
Balances at 12.31.2021	(31)	(297)	(150)	(478)
Carrying amount 12.31.2021	69	148	137	354

SECTION 3: NON-CURRENT ASSETS
The most significant changes in 2022 and 2021 by business division were as follows:
Additions:
(Million euro)	2022	2021
Construction	98	73
Toll roads	17	2
Energy and mobility infrastructures	86	-
Other	6	33
TOTAL	207	108
Additions in the Construction Division related to the acquisition of machinery and fixtures, fittings, tooling, furniture and vehicles; in the Energy and Mobility Division, they primarily arose from the construction of Los Berrocales (Seville) renewable energy generation plant.
Cash flow effect:
The 2022 impact on cash flows arising from additions to property, plant and equipment stood at EUR -80 million (EUR -121 million in 2021), of which EUR -74 million (EUR -53 million in 2021) relates to the Construction Division and EUR -6 million to the Energy and Mobility Division. In 2021 EUR -61 million arose from the Services Division (Note 1.3.3.6).
Disposals due to sales or retirement:
As of December 31, 2022, disposals due to sales or retirement amounted to EUR 56 million. Approximately EUR 7 million of this amount relates to sales of Grand Parkway Infrastructure property, plant and equipment, specifically to two four-track pavers (EUR 4 million) and two dump trucks (EUR 2.4 million), among other items. In addition, a carousel and a conveyor belt from the Sydney metro project were sold for EUR 4.5 million and EUR 1.8 million, respectively, due to the transfer of ownership to the customer (Sydney Metro). The remaining amount essentially relates to the disposal or retirement of fully-depreciated or obsolete items, which did not have a material effect on the consolidated income statement.
In 2021, disposals or retirements amounted to EUR -168 million; out of this amount, approximately EUR 83 million relates to sales of property, plant and equipment at Webber, which reached an agreement for the sale of a substantial part of the assets of its subsidiary Southern South Concrete (SCC) for EUR 43 million, and the sale of a tunnel boring machine at Ferrovial Construcción S.A. for EUR 43 million. The remaining amount relates mainly to the disposal or retirement of fully depreciated or obsolete assets, with no significant impact on the consolidated income statement.
Other disclosures relating to property, plant and equipment:
Property, plant and equipment not used in operations were immaterial in the final consolidated balances. An impairment provision for property, plant and equipment was recognized in the amount of EUR 6 million (EUR 6 million in 2021) in relation to the Construction Division.
The Group has taken out insurance policies to cover the possible risks to which its property, plant and equipment are subject and any claims that may be brought in the course of business. These policies are considered to provide sufficient coverage for the related risks.
Property, plant and equipment under construction reached EUR 150 million in 2022 (EUR 55 million in 2021).
At December 31, 2022 and 2021, no significant property, plant or equipment were subject to ownership restrictions or pledged as collateral for liabilities.
3.5 INVESTMENT IN ASSOCIATES
Due to their significance, the investments in HAH (25%), 407 ETR (43.23%), JFK NTO (49%), AGS (50%) and IRB Infrastructure Developers Limited (24.86%) are presented separately. The considerable losses posted in 2020 and 2021 in the Airports business reduced the investments in HAH and AGS to zero, as prior-year losses exceeded the amount of the

SECTION 3: NON-CURRENT ASSETS
shareholdings, there being no commitments to inject additional funds (pursuant to IAS 28). The following table shows the main concepts that explain the variation of these investments.
(Million euro)	HAH (25%)	407ETR (43,23%)	AGS (50%)	IRB (24.86%)	JFK (49%)	OTHER	TOTAL
Balance at 12.31.21	-	1,181	-	378	-	279	1,838
Share capital contributions	-	-	-	(10)	59	17	66
Share of profit/(loss)	-	124	-	22	1	17	164
Dividends	-	(237)	-	(2)	-	(19)	(258)
Foreign exchange differences	-	(4)	-	(18)	(4)	(3)	(29)
Derivatives	-	-	-	(4)	117	100	213
Scope changes	-	-	-	-	-	(111)	(111)
Other	-	(1)	-	11	62	(4)	68
Balance at 12.31.22	-	1,063	-	377	235	276	1,951
(Million euro)	HAH (25%)	407ETR (43.23%)	AGS (50%)	IRB (24.86%)	OTHER	TOTAL
Balance at 12.31.2020	205	1,205	-	-	317	1,727
Share of profit/(loss)	(238)	52	(20)	-	28	(178)
Dividends	-	(175)	-	-	(15)	(190)
Foreign exchange differences	5	100	-	4	(2)	107
Pensions	23	-	-	-	-	23
Scope changes	-	-	-	369	(45)	324
Other	5	-	20	5	(4)	26
Balance at 12.31.2021	-	1,181	-	378	279	1,838
3.5.1 Disclosures relating to HAH
a. Balance sheet and income statement movements 2022-2020
The balance sheet figures shown reflect HAH’s full balances and are presented in pound sterling (details of the exchange rate used in 2022 for the balance sheet and the income statement figures in Note 1.4).
Balance sheet 2022-2021
HAH (100%) Million GBP	12.31.2022	12.31.2021	Var. 22/21
Non-current assets	16,507	16,373	134
Fixed assets in infrastructure projects	12,369	12,542	(173)
Financial derivatives	1,145	421	724
Other non-current assets	2,993	3,410	(417)
Current assets	3,317	3,142	175
Financial derivatives	1,145	421	724
Other current assets	2,172	2,721	(549)
TOTAL ASSETS	19,823	19,517	306
HAH (100%) Million GBP	12.31.2022	12.31.2021	Var. 22/21
Equity	(3,018)	(2,914)	(104)
Non-current liabilities	21,334	21,057	277
Borrowings	18,025	18,031	(6)
Financial derivatives	2,436	2,226	210
Other non-current liabilities	873	800	73
Current liabilities	1,507	1,374	132
Borrowings	1,008	1,000	8
Financial derivatives	40	19	21
Other current liabilities	459	355	103
TOTAL LIABILITIES	19,823	19,517	306
Equity
As detailed previously, the ownership interest in this company had zero value in 2022 and 2021 since the prior-year losses caused by COVID-19 brought equity attributable to Ferrovial to zero.

SECTION 3: NON-CURRENT ASSETS
The following table show movements in the 25% equity interest in the company, including both results for the two years and results not consolidated because the losses for each year exceeded the investment’s value, relating mainly to pensions and derivatives.
(Million euro)	HAH (25%)
BALANCE AT 12.31.2020	205
Share of profit/(loss)	(484)
Derivatives	13
Pension plans	75
Currency translation differences without IAS 28	15
BALANCE AT 12.31.2021	(176)
Share of profit/(loss)	49
Derivatives	21
Pension plans	(101)
Currency translation differences	10
BALANCE AT 12.31.2022 without IAS 28	(197)
Profit/(loss) not consolidated under IAS 28	197
Other equity effects not consolidated under IAS 28	0
BALANCE AT 12.31.2022 under IAS 28	-
Borrowings
At December 2022:
Movements in HAH’s borrowings (short- and long-term) were mainly due to fair value adjustments and the exchange rate of foreign currency bonds issued.
At December 2021:
The borrowings of HAH (short and long-term) decreased in 2021 in GBP 1,351 million with respect to the prior year, mainly explained by the following impacts:
•
The GBP 1,600 million funding plan for 2021 was completed in October 2021, with a CAD 325 million drawdown on the 12-year Class A bond issued at the start of the year and a GBP 50 million Class B private placement. The additional funding meant that the company could meet the forecast commitments for the following 12 months in the extreme no-revenue stress scenario, or well into 2025 in a scenario based on the traffics at the time.

•
Amortization expense and a bond issue in the amount of GBP -1,119 million and GBP 1,582 million respectively, as well as a net variation of GBP -1,526 million in bank borrowings.

•
Decrease of GBP -351 million as a result of fair value adjustments and the exchange rate of foreign currency bonds issued.

•
Other movements amounting to GBP 62 million (mainly accrued unmatured interest and fees).

Financial derivatives at fair value
The notional principal amount of HAH’s derivatives portfolio at December 31, 2022 totaled GBP 18,618 million (GBP 18,634 million in 2021), including interest rate derivatives (IRSs) with a notional amount of GBP 7,378 million (GBP 7,500 million in 2021) (hedging floating-rate borrowings), cross-currency swaps (hedging bonds issued in foreign currencies) with a notional amount of GBP 5,533 million (GBP 5,427 million in 2021) and index-linked swaps (ILSs) with a notional amount of GBP 5,707 million (GBP 5,707 million in 2021).
The purpose of inflation derivatives is to convert fixed-rate debt into debt that has a variable inflation-linked rate for the purpose of hedging fluctuations in the regulatory asset base (RAB) caused by inflation.

SECTION 3: NON-CURRENT ASSETS
Income statement 2022-2020
The following table shows HAH’s income statement movements from 2022 to 2020.
HAH (100%) Million GBP	2022	2021	2020
Operating income	2,913	1,214	1,175
Operating expenses	(1,210)	(858)	(1,087)
Fixed asset depreciation	(795)	(828)	(848)
Operating profit/(loss) before impairment and disposals	909	(472)	(759)
Impairment and disposal of fixed assets	-	-
OPERATING PROFIT/(LOSS)	909	(472)	(759)
Net financial income/(expense)	(687)	(1,509)	(855)
Profit/(loss) before tax	222	(1,981)	(1,614)
Corporate income tax	(54)	319	206
Net profit/(loss)	168	(1,662)	(1,408)
25% Profit/(loss) attributable to Ferrovial (million euro)	49	(484)	(396)
Profit/(loss) attributable to Ferrovial under IAS 28 (million euro)	-	(238)	(396)
After the impact of the Omicron variant at the start of 2022, over the course of the year, Heathrow Airport benefited from the progressive lifting of traffic restrictions applicable at the end of 2021.
3.5.2 Disclosures relating to 407 ETR
Given that Ferrovial’s ownership interest in 407 ETR was restated when control was lost, analyzing the implicit existence of goodwill, as stipulated on paragraph 40 and following paragraphs of IAS 28, the possible existence of indications of impairment is assessed on an annual basis.
a. Impairment analysis
Ferrovial’s valuation of this concession, which included estimated pandemic effects, showed a large buffer over its book value. The sensitivity analysis undertaken on revenue growth and the discount rate indicated a broad buffer during 2022 and 2021.
To calculate the recoverable amount of a concession company with an independent financial structure and a limited duration, a valuation of discounted forecast cash-flows for the shareholders is undertaken until the concession expiration date (2098). The Group considers that value in use must be calculated based on the entire concession term, as the asset has very different phases of investment and growth and there is sufficient visibility to use a specific economic and financial plan during the concession term.
Cost of equity was estimated using the capital asset pricing model (“CAPM”). The discount rate was determined based on a risk-free rate referenced to the Canadian 30-year bond, using a beta coefficient reflecting the asset’s leverage and risk, and a market premium of 5.5% in 2022 (6% in 2021). This resulted in a discount rate after tax (cost of equity, or Ke) of 6.7% (8.0% before tax) in 2022; 6.0% (7.4% before tax) in 2021 and 6.50% (7.29% before taxes) in 2020.
Based on the valuation performed, as well as the sensitivity analyses (primarily focusing on revenue growth and an increase in the discount rate), no impairment were identified during these periods.
b. Balance sheet and income statement movements 2022-2020
These figures reflect the company’s full balances and are presented in millions of Canadian dollars (details of the exchange rate used in 2022 for the balance sheet and the income statement figures in Note 1.4).

SECTION 3: NON-CURRENT ASSETS
Balance Sheet 2022-2021
407 ETR (100%) Mill. CAD	12.31.2022	12.31.2021	Var. 22/21
Non-current assets	4,565	4,574	(9)
Fixed assets in infrastructure projects	3,972	3,995	(23)
Other non-current assets	593	579	14
Current assets	883	767	116
Total assets	5,448	5,341	107
Equity	(5,407)	(5,092)	(315)
Non-current liabilities	10,640	9,918	721
Borrowings	10,060	9,354	706
Deferred taxes	580	564	16
Current liabilities	216	514	(298)
Borrowings	139	427	(288)
Short-term trade and other payables	77	87	(10)
Total liabilities	5,448	5,341	107
Equity
At December 31, 2022, equity fell by CAD 315 million with respect to 2021, as a result of dividend payments to shareholders of CAD 750 million, partly offset by the profit for the year of CAD 435.
The 43.23% of the subsidiary’s shareholders’ equity does not reflect the consolidated carrying amount of the ownership interest, since the latter also includes the amount of the gain arising from the fair value measurement of the investment retained following the divestment of a 10% ownership interest in this company in 2010, recognized as an increase in the investment’s value, and the goodwill that arose in 2009 as a result of the merger of Grupo Ferrovial, S.A. and Cintra Concesiones de Infraestructuras de Transportes, S.A.
Therefore, the consolidated carrying amount in Ferrovial’s accounts is calculated by increasing the figure for 43.23% of shareholders’ equity presented above (CAD -2,337 million in 2022 and CAD -2,201 million in 2021 ) by the amounts of the above-mentioned gain and the goodwill (CAD 2,560 million and CAD 1,319 million, respectively), giving a total of CAD 1,542 million in 2022 and CAD 1,697 million in 2021, which translated at the respective year-end exchange rates is equivalent to the ownership interest of EUR 1,063 million in 2022 and EUR 1,181 million in 2021.
Borrowings
At December 31, 2022, overall financial debt (short and long term) increased in relation to December 2021 by USD 418 million due to issuance of new borrowings.
Income statement 2022-2020
The following table shows the income statement movements of 407 ETR’s income statement during the financial years ended December 2022, December 2021 and December 2020:
407 ETR (100%) Mill. CAD	12.31.2022	12.31.2021	12.31.2020
Operating income	1,327	1,023	909
Operating expenses	(188)	(164)	(169)
Fixed asset depreciation	(100)	(102)	(97)
Operating profit/(loss)	1,039	757	642
Net financial income/(expense)	(447)	(465)	(441)
Profit/(loss) before tax	592	292	201
Corporate income tax	(156)	(79)	(53)
Net profit/(loss)	436	213	148
Profit/(loss) attributable to Ferrovial (million CAD)	188	92	64
Adjustment to amortization of intangible assets (CAD million)	(19)	(15)	(13)
Adjusted net profit/(loss) to Ferrovial (43.23% million CAD)	169	77	51
Adjusted net profit/(loss) to Ferrovial (43.23% million euro)	124	52	33
During 2022 and 2021 the increase in operating income resulted from the growth in traffic due to the flexibility and subsequent lifting of all COVID-19 pandemic restrictions.

SECTION 3: NON-CURRENT ASSETS
It should be noted that profit/(loss) attributable to Ferrovial also includes the depreciation and amortization over the concession term of the remeasurement recognized following the loss of control of the company as a result of the sale in 2010 mentioned above (CAD -19 million in 2022, CAD -15 million in 2021, and CAD -13 million in 2020).
3.5.3 Disclosures relating to JFK NTO LLC
As indicated in Note 1.1.6 on scope changes, the agreement whereby Ferrovial invested in the capital of JFK NTO LLC, which will remodel, build, finance, operate and maintain the facilities of the new terminal one at New York’s John F. Kennedy International (JFK) Airport, came into effect on June 10, 2022. Ferrovial holds a 49% indirect ownership interest in the project.
Also commented in this note, an earn-out consideration was agreed between Carlyle Group and Ferrovial as part of the investment in New Terminal One project in relation to the 49% stake acquired by Ferrovial if Carlyle divests their 4% in NTO. Fair value of this earn-out was calculated based on information about facts and circumstances that existed at the acquisition date, and was registered as an additional cost of the investment in this project. In addition, a call/put option was agreed between Carlyle Group and Ferrovial over the shares that the former has indirectly in the project. It is exercisable by Carlyle from June 2028 to June 2032 and by Ferrovial from January 2031 to June 2034. The strike price will be based on an estimate of the fair value at the exercise date. The call/put option does not meet the requirements included in the definition of a liability.
Dividend payments by the company are restricted during the construction phase, which is estimated to end in mid-2026. Dividend payments are also subordinated to the payment of concession rent to the Airport Authority of New York and New Jersey.
The balance sheet resulting from the application of the intangible model (IFRIC 12) is shown below:
Balance Sheet 2022
JFK (100%) Million USD	12.31.2022
Non-current assets	5,265
Current assets	116
Total assets	5,381
Equity	382
Non-current liabilities	4,940
Current liabilities	59
Total liabilities	5,381
The main non-current assets and liabilities of JFK NTO are described below:
•
Concessions - Payments Port Authority (USD 3,805 million), corresponds to the present value of future payments to the Port Authority, throughout the concession period, for the acquisition of the concession. Also, a liability of the same amount has been recorded corresponding to the value of future payment obligations, under the financial debt caption in non-current liabilities (Debt with the Port Authority).

•
Intangible Fixed Assets Infrastructure Projects (USD 1,062 million) includes all the expenses necessary to obtain the concession contract, as well as the construction and development costs of the project. This item is financed through the bank debt recorded under non-current liabilities in financial debt in the amount of USD 1,137 million, valued at amortized cost (USD 1,430 million nominal amount drawn down).

•
In addition, the Company has contracted interest rate swaps (IRS) associated with the project’s bank debt and future debt issuances, for a notional amount of USD 5.98 billion, considered to be effective hedge accounting. The change in their fair value during the year had a positive impact on the company’s reserves of USD 252 million (EUR 117 million at Ferrovial’s ownership interest). Non-current financial assets amounting to USD 270 million reflect the fair value of the previously mentioned hedges (IRS).

Movements in equity are primarily explained by the capital contributions under this same heading in the amount of USD 127 million, and USD 252 million reflecting the impact on reserves of the change in market value of the derivative associated with the current debt since the acquisition date.
3.5.4 Disclosures relating to AGS
Among the other equity-accounted businesses, the most noteworthy is the 50% ownership interest in the share capital of the company AGS, which owns Aberdeen, Glasgow and Southampton airports in the UK, severely affected by COVID-19 in 2020 and 2021.

SECTION 3: NON-CURRENT ASSETS
The consolidation of the 2020 losses reduced the value of the ownership interest to zero as at December 31, 2020. In June 2021, as a result of the debt renegotiation process, Ferrovial increased its contribution to the company’s capital by GBP 17.5 million; however, this additional investment was fully impaired due to the additional losses recognized in 2021. The value of the stake remained at zero as at December 31, 2022.
The following table shows movements in the 50% equity interest in the company, including both results for the year and results not consolidated because losses for the year exceeded the investment’s value, relating mainly to pensions and derivatives.
2022, 2021 and 2020 (million euro)	AGS (50%)
Balance as at 12.31.2020 without IAS 28	0
Share of profit/(loss)	(71)
Derivatives	8
Pensions	3
Other equity movements	21
Currency translation differences	(21)
Balance as at 12.31.2021 without IAS 28	(60)
Share of profit/(loss)	(17)
Derivatives	16
Pensions	(6)
Other equity movements	(1)
Currency translation differences	11
Balance as at 12.31.2022 without IAS 28	(57)
Profit/(loss) not consolidated under IAS 28	68
Other equity effects not consolidated under IAS 28	(11)
Balance as at 12.31.2022 under IAS 28	-
In addition, as indicated in Note 3.6.1, shareholder subordinated loans were granted. Each shareholder loaned GBP 120 million (nominal amount of GBP 132 million), falling due in 2024, without including the provision for expected losses set aside in accordance with IFRS 9 for a cumulative amount of GBP 12 million). The shareholders made a commitment to grant additional funding of GBP 25 million each, which was paid in 2021 (see point iii. below).
Agreement to amend and extend the AGS syndicated loan
On June 18, 2021, AGS entered into the agreement with a syndicate of banks to modify and extend to June 2024 the facility agreement concluded in February 2017 in the amount of GBP 793 million (the amount of GBP 757 million having been drawn). The loan amount was reduced to the amount drawn down.
The negotiation of a new refinancing operation with the financial institutions has already been initiated for implementation in 2024.
The Company has reassessed the recoverability of the total shareholder loan, concluding that it is recoverable on the basis of projections updated to account for the refinancing agreement.
3.5.5. Consolidation of IRB
As mentioned in note 1.1.6, the Group (through Cintra) acquired a 24.86% stake in the Indian listed company IRB Infrastructure Developers Ltd on 29 December 2021.
The price of IRB’s stock both at December 31, 2021 (INR 22.7 per share) and December 31, 2022 (INR 29.1 per share) were above the purchase price (INR 211.8 per share).
The company’s fiscal year runs from April through March. IRB’s latest audited available financial statements for the first six months, related to September 2022. Additionally, an estimated result for the period October-December was included based on the latest information published by the company. In 2022, IRB contributed a profit of EUR 22 million to Ferrovial for the 12-month period.

SECTION 3: NON-CURRENT ASSETS
3.5.6. Other disclosures relating to associates
a) Movements relating to the remaining associates
The associates breakdown, showing their consolidated percentage and the main data is disclosed in Appendix I. Movements in the ownership interests in these companies during 2022 and 2021 are set out below:
OTHER
BALANCE AS AT 12.31.2020	317
Share of profit/(loss) (Note 2.7)	28
Dividends	(15)
Foreign exchange differences	(2)
Consolidation scope change	(45)
Other	(3)
BALANCE AS AT 12.31.2021	280
Share capital contributions	17
Share of profit/(loss) (Note 2.7)	17
Dividends	(19)
Exchange differences	(3)
Derivatives	100
Scope changes	(111)
Other	(5)
BALANCE AS AT 12.31.2022	276
The detail of the main associates interests is presented in the following table:
Million euro	2022	2021
Riverlinx Limited – Silvertown Tunnel	55	-
Ausol	-	111
Concesionaria Madrid Calle 30	17	16
Netflow OSARS (Western)	50	36
Zero Bypass Ltd.	20	-
FMM Company LLC	19	20
Cartera Ceres	18	-
407 East Development Group	15	14
A66 Benavente Zamora	17	16
Other	65	67
TOTAL	276	280
During the year 2022, the main movements were the collection of EUR -111 million from the sale of the stake in Ausol, which was offset by the favorable evolution of derivatives in Riverlinx and Zero ByPass, as well as by the inclusion of Cartera Ceres in the consolidation scope (see below).
Also, noteworthy is the contribution made by the infrastructure maintenance and upkeep business in Spain, which was sold during 2022 and now operates through the commercial brand Serveo (EUR 6 million) in which Ferrovial has retained a 24.99% stake (Note 1.1.5), through the entity Cartera Ceres. Also, relevant are Concesionaria Madrid Calle 30 (EUR 6 million) and the Qatar contribution mainly from the maintenance and cleaning contract for Doha airport (FMM Company, for EUR 6 million).
Dividends collected related to the highway business for EUR 11 million, and to the airports business for EUR 8 million from FMM Company.
During the year 2021, the share of profit/(loss) most notably included the contributions made by the joint ventures of Portuguese toll roads (EUR 28 million), the maintenance and cleaning contract at Doha Airport (FMM Company, EUR 4 million), less the contribution from Mobility (EUR -6 million).
Dividends received in 2021 relate to Toll Roads in the amount of EUR 12 million (primarily from Empresa de Mantenimiento y Explotación M- 30, S.A., EuroScut Algarve, S.A. and A66 Benavente-Zamora), as well as to Airports (EUR 3 million relating to FMM Company).
b) Other information
There are no significant restrictions on the capacity of associates to transfer funds to the parent company in the form of dividends, debt repayments or advances, other than the restrictions that might arise from the financing agreements of

SECTION 3: NON-CURRENT ASSETS
those associates or from their own financial position, and there are no contingent liabilities relating to associates that might ultimately be assumed by the Group.
There are no significant companies in which the ownership interest exceeds 20% that are not equity accounted.
The guarantees provided by Group companies to equity-accounted companies are detailed in Note 6.5.2.
3.6 NON-CURRENT FINANCIAL ASSETS
Set out below is a breakdown of movements at December 31, 2022 and December 31, 2021:
MOVEMENTS IN THE YEAR (million euro)	LONG-TERM LOANS TO ASSOCIATES	RESTRICTED CASH FROM INFRASTRUCTURE PROJECT COMPANIES	FINANCIAL INVESTMENTS CARRIED AT FAIR VALUE	LOANS ASSOCIATED WITH DIVESTMENT TRANSACTIONS	OTHER LONG-TERM RECEIVABLES	TOTAL
BALANCE AT 01.01.2021	164	654	15	-	25	858
Additions	63	16	24	-	13	116
Disposals	(3)	(136)	-	-	(12)	(151)
Foreign exchange effect	4	45	1	-	6	56
BALANCE AT 12.31.2021	228	579	40	-	32	879
Additions	36	153	12	192	1	394
Disposals	(4)	(172)	-	-	(35)	(211)
Transfers and other		-	(19)	(3)	21	(1)
Foreign exchange effect	(13)	37	2	-	8	34
BALANCE AT 12.31.2022	247	597	35	189	27	1,095
Note: Balances net of provisions
Long-term loans to associates
The 2022 variation in this item essentially relates to the loans granted to AGS in the amount of GBP 120 million (EUR 136 million) (Note 3.6.1), excluding the provision for expected losses of GBP 12 million and to other ordinary loans to associates totaling EUR 112 million (EUR 93 million in 2021).
In 2022 as indicated in Note 3.5.4, Ferrovial granted a subordinated loan of GBP 132 million (EUR 149 million) (GBP 123 million (EUR 146 million) in 2021) to AGS, not including the provision for expected losses recognized under IFRS 9 in a cumulative amount of GBP 12 million (EUR 13 million) (GBP 9.8 million (EUR 11.6 million) in 2021). The company’s other shareholder granted a loan on the same terms.
Given the impact of the COVID-19 crisis on the Company, a recoverability analysis of the loan was carried out, including expectations of the asset’s future performance, the company’s liquidity forecasts for the next twelve months, and the status of the bank borrowings following the agreement on the above-mentioned loan:
Future asset trends: The company owns the assets, so operations are not subject to a concession period. Accordingly, a model was prepared in which traffic is assumed to progressively recover as the vaccination process takes effect. The assumptions in this model are consistent with forecasts of air traffic trends obtained from different sources. The model shows a total value for AGS that is above the carrying amount of the current investment.
Liquidity: The contingency plans adopted during 2022, 2021 and 2020 allowed the Company to end the year with a positive liquidity position. Projections showed that the available liquidity would be sufficient to keep the business running based on estimated traffic levels.
Bank borrowing situation: Following the agreement of 18 June 2021 to amend and extend the loan granted by a syndicate of banks, AGS will have until June 2024 to repay it.
On the basis of the three factors analyzed, the amounts borrowed by the company are likely to be recovered, in view of the information currently available. The above notwithstanding, an expected loss provision in 2022 of GBP 1.3 million (EUR 1.4 million) and GBP 1.5 million (EUR 2.4 million) in 2021, was set up in accordance with IFRS 9.
Finally, the 2021 variation relates to the loan granted to Zero Bypass by Cintra Slovakia.
Restricted cash from infrastructure project companies
The 2022 variation in this item primarily relates to deposits made at toll road concession operators, the use of which is limited to certain purposes established in the concession arrangement, such as payments of future investments or operating

SECTION 3: NON-CURRENT ASSETS
expenses and debt servicing. Specifically, the net increase of EUR 153 million relates primarily to the I-66 toll road (EUR 97.5 million) and the I-77 toll road (EUR 14 million).
In addition, Mars NTO LLC, the parent company of JFK NTO LLC, has restricted cash in the amount of EUR 41 million to meet future capital increases in the project. This item is reflected in the debt recorded with the partners for the same amount, not impacting the group position (Note 5.2.2).
The 2022 decreases were related mainly to NTE Mobility Partners Segments 3 LLC (EUR -143 million, mainly due to the repayment of an unused credit facility to management and payments on investments in segment 3C investments, and LBJ Infrastructure Group (EUR -25 million), mainly due to the payment of a dividend.
The 2021 net reduction of EUR -75 million primarily also relates to NTE Mobility Partners Segments 3 LLC (EUR -64 million, due essentially to payments on segment 3C investments) and to LBJ Infrastructure Group (a net amount of EUR -27 million due to project dividend payments of USD 360 million, once the contractual deadlines were met allowing payout).
Financial investments carried at fair value
The 2022 change in this item is explained primarily by fair value adjustments totaling EUR -19 million, mainly Lilium amounting to EUR -8 million and EUR -7 million in the innovation assets fund called Atomico. The main cash outlay related to the acquisition of an interest in the innovation assets fund called Fundamental and Energy Impact Partners for EUR 3.7 million each.
The main movement in 2021 under “Financial investments carried at fair value” is mainly due to the cash disbursement of EUR 18.5 million and fair value adjustments of EUR 4.3 million. The cash disbursement included the acquisition of a 0.5% interest in the institutional tranche of Lilium’s US flotation for EUR 12.6 million. Fair value adjustments are due to the positive valuation of funds related to technology and innovation sectors in which the Group has invested (EUR 7.8 million), less the value of Lilium (EUR -3.5 million).
Loans associated with divestiture transactions
This item relates to the debt generated by the deferred payment sales relating to the sale of Amey, as discussed in Note 1.1.5 and as described in section 3.6.2 of these notes to the consolidated financial statements.
As explained in the above-mentioned notes, the business carried on in the United Kingdom through the subsidiary Amey was sold in 2022. The purchase consideration was received partly in cash and partly in the form of loans granted to the buyers for an overall amount of GBP 169.8 million (EUR 193.1 million), of which GBP 18 million (EUR 20.3 million) relates to the sale of the energy and water infrastructure maintenance services business to the British fund Rubicon and GBP 151.8 million (EUR 172.8 million) relates to the sale of the rest of Amey’s business in the UK to a company controlled by funds managed by One Equity Partners, in association with its shareholder Buckthorn Partners.
In the final quarter of the year, Rubicon repaid GBP 2 million based on the agreed repayment schedule, so the balance stands at GBP 168 million (EUR 190.8 million) on December 31, 2022.
Following the divestment operation, the Company has assessed the recoverability of the loans, concluding that they are recoverable on the basis of the latest projections.
3.7 RIGHT-OF-USE ASSETS AND ASSOCIATED LIABILITIES
This note details the right-of-use assets recognized under IFRS 16 (Leases) and the associated liabilities.
Note 1.3.1 details the accounting policy related to lease agreements.

SECTION 3: NON-CURRENT ASSETS
Set out below are the 2022 and 2021 movements in right-of-use assets in the balance sheet:
MOVEMENTS (Million euro)	LAND	BUILDINGS	VEHICLES	PLANT AND MACHINERY	OFFICE EQUIPMENT AND OTHER	TOTAL
BALANCE AT 01.01.2021	5	53	74	16	3	151
Additions	10	34	28	31	3	106
Disposals	(1)	(1)	(2)	(2)	-	(6)
Transfers and other	-	-	-	-	-	-
Depreciation/amortization	(2)	(19)	(34)	(23)	(2)	(80)
Scope changes	-	(1)	-	-	-	(1)
Foreign exchange effect	-	1	4	1	-	6
BALANCE AT 12.31.2021	12	67	70	23	4	176
Additions	6	25	21	15	3	70
Disposals	(2)	(6)	(8)	(2)	(3)	(21)
Transfers and other	(2)	3	(8)	2	1	(4)
Depreciation/ amortization	(1)	(13)	(15)	(10)	(2)	(41)
Scope changes	-	-	-	-	-	-
Foreign exchange effect	-	1	1	1	-	3
BALANCE AT 12.31.2022	13	77	61	29	3	183
The Group primarily has lease agreements for buildings, vehicles, plant and machinery. Buildings are the most valuable right-of-use assets, relating mainly to long-term office lease.
The most significant variations under this in the heading relate to additions totaling EUR 70 million (EUR 106 million in 2021), of which EUR 64 million (EUR 38 million in 2021) is associated with Construction Division leases (essentially in the United States, the United Kingdom and Spain).
As a counterpart item for the rights of use in the amount of EUR 183 million (EUR 176 million in 2021), the lease liabilities stood at EUR 184 million (EUR 173 million in 2021), of which EUR 120 million (EUR 115 million in 2021) was carried as a long-term item and EUR 64 million (EUR 58 million in 2021) as a short-term item.
Movements in lease liabilities under agreements in force during 2022 are set out below:
LEASE LIABILITIES
BALANCE AT 12.31.2021	173
Additions under new leases	86
Associated financial expenses	12
Disposals due to payments	(72)
Foreign exchange effect	1
Consolidation scope change and other	(15)
BALANCE AT 12.31.2022	184
Short-term lease liabilities	64
Long-term lease liabilities	120
Financial expenses associated with lease agreements reached EUR 12 million at December 31, 2022 (EUR 6 million at December 31, 2021). Lease payments in 2022 stood at EUR -72 million (EUR -131 million in 2021) (Note 5.3).
Set out below are future maturities of lease liabilities in each business area on December 31, 2022:
	2023	2024	2025	2026	2027	2028 AND BEYOND	TOTAL
Corporation	2	2	2	3	2	11	22
Construction	52	36	20	11	6	12	137
Toll roads	1	1	1	-	-	1	4
Airports	-	-	-	-	-	-	-
Energy & Mobility infrastructures	9	5	2	1	-	3	20
TOTAL LEASE LIABILITIES	64	44	25	15	8	27	183
On December 31, 2022, lease expenses in the income statement reached EUR -256 million (EUR -236 million in 2021 and EUR -243 million in 2020) and relate to the following items:
a.
Expenses under agreements that although meet the definition of a lease under IFRS 16 are using the exemptions

SECTION 3: NON-CURRENT ASSETS
granted by the standard for short-term leases and leases for which the underlying asset is of low value. Given the nature of the Group’s business, assets are normally leased to carry out various phases of a project for periods of less than one year or are considered to have a low value (below EUR 5,000).
b.
Agreements that are not leases as defined in IFRS 16, as they do not convey the right to control the use of an identified asset or even if an asset is specified, the supplier has the substantive right to substitute the asset throughout the period of use. This is especially frequent in construction projects.

This amount, on December 31, 2022 and 2021, covered variable payments reaching EUR 1 million that were not included in the value of the liability in every applicable period.

CONSOLIDATED FINANCIAL STATEMENTS
FERROVIAL SE AND SUBSIDIARIES
SECTION 4: TRADE CURRENT ASSETS AND LIABILITIES AT DECEMBER 31, 2022 AND 2021
This section contains the notes on Inventories (Note 4.1), Short-term trade and other receivables (Note 4.2) and Short-term trade and other payables (Note 4.3). The net balance of these items is referred to as working capital.
Million euro	2021	Exchange rate	Consolidation scope changes	Other	2022
Inventories	404	9	−	63	476
Short term trade and other receivables	1,336	(10)	15	260	1,600
Short-term trade and other payables	(2,812)	(4)	(6)	(608)	(3,429)
TOTAL	(1,072)	(4)	9	(285)	(1,353)
Million euro	2020	Exchange rate	Consolidation scope changes	Other	2021
Inventories	699	14	(358)	48	404
Short term trade and other receivables	1,385	28	(23)	(54)	1,336
Short-term trade and other payables	(3,140)	(94)	450	(27)	(2,812)
TOTAL	(1,055)	(53)	69	(33)	(1,072)
Section 4.4 contains a more detailed analysis of the balance sheet items relating to the recognition of revenue from contracts with customers in the Construction business, including the disclosures required by IFRS 15 in relation to those contracts.

SECTION 4:WORKING CAPITAL
4.1 INVENTORIES
Inventories break down as follows at December 31, 2022 and 2021:
(Million euro)	2021	Exchange rate	Consolidation scope changes	Other	2022
Goods purchased for resale	42	−	−	(17)	25
Raw materials and other supplies	275	8	−	39	322
Bidding and mobilization costs	87	2	−	41	130
Inventories	404	10	−	63	476
EUR 25 million was recognized in the balance sheet for goods purchased for resale at December 31 2022 (compared to EUR 42 million in 2021), relating primarily to the Construction business (EUR 24 million in 2022, compared to EUR 30 million in 2021).
EUR 322 million in 2022 (compared to EUR 275 million in 2021) in raw materials and other supplies relates mainly to the Construction Division, primarily the Poland activity reaching EUR 159 million (EUR 93 million in 2021) and the US activity standing at EUR 96 million (EUR 139 million in 2021).
Bidding and mobilization costs are written off systematically as the goods and services relating to the asset are transferred to customers. In 2022, EUR 11 million of bidding costs and EUR 0.4 million of mobilization costs were amortized. The increase in 2022 (EUR 41 million) was mainly due to new construction work, most notably in Ontario.
4.2 SHORT-TERM TRADE AND OTHER RECEIVABLES
Set out below is a breakdown of this heading at December 31, 2022 and 2021:
(Million euro)	2021	Exchange rate	Consolidation scope changes	Other	2022
Trade receivables for sales and services	1,068	(10)	9	233	1,300
Other receivables	267	−	6	27	300
TOTAL RECEIVABLES	1,336	(10)	15	260	1,600
a) Trade receivables for sales and services
Trade receivables break down as follows at December 31, 2022 and 2021:
(Million euro)	2021	Exchange rate	Consolidation scope changes	Other	2022
Trade receivables	809	(6)	10	148	962
Bad debt provisions	(209)	−	−	−	(209)
Net trade receivables	600	(6)	10	148	753
Net completed work pending certification	347	(4)	(2)	64	406
Retentions	122	(1)	−	20	141
TRADE RECEIVABLES FOR SALES AND SERVICES	1,068	(10)	9	233	1,300
The change under the heading “Other” (EUR 233 million) is explained primarily by the increase in Construction (EUR 256 million), primarily in the US and Canada (EUR 209 million), as a result of business performance. In addition, scope changes during 2022 related primarily to the acquisition of Dalaman Airport. Finally, there are no balance sheet items relating to factoring agreements at December 31, 2022 or 2021.
Set out below is a breakdown of the main trade receivables by debtor type at December 31, 2022 and 2021:
At 12.31.2022 (Million euro)	CONSTRUCTION		OTHER AND ADJUSTMENTS		TOTAL
Public sector	813	66%	90	n.a.	904	70%
Private sector	324	26%	22	n.a.	346	27%
Group companies and associates	97	8%	(47)	n.a.	50	4%
TOTAL	1,235	100%	65	n.a.	1,300	100%

SECTION 4:WORKING CAPITAL
At 12.31.2021 (Million euro)	CONSTRUCTION		OTHER AND ADJUSTMENTS		TOTAL
Public sector	518	51%	96	n.a.	614	57%
Private sector	309	30%	21	n.a.	330	31%
Group companies and associates	191	19%	(65)	n.a.	125	12%
TOTAL	1,017	100%	51	n.a.	1,068	100%
The Group has pre and post-contracting measures in place to manage customer credit risk, such as consulting debtor registers, ratings or solvency studies, etc. and monitoring incidents and default, etc. while the work is in progress.
Changes to trade provisions are set out below:
(Million euro)	2022	2021
Opening balance	209	211
Amounts charged to the income statement:	1	(3)
Charges	5	6
Reversals	(4)	(9)
Applications	(2)	(1)
Foreign exchange effect	−	1
Transfers and other	1	1
Closing balance	209	209
Group management considers that the carrying amount of trade receivables approximates fair value.
b) Other receivables
Other receivables break down as follows at December 31, 2022 and 2021:
(Million euro)	2021	Exchange rate	Consolidation scope changes	Other	2022
Advance payments to suppliers	50	1	−	11	61
Sundry receivables	84	(1)	7	6	96
Infrastructure project receivables	2	−	−	1	3
Amounts receivable from Public Administrations	132	−	(1)	9	140
OTHER RECEIVABLES	267	−	6	27	300
The main movement under “Other receivables” relates to the item “Advance payments to suppliers” (EUR 11 million), mainly in the Construction Division (EUR 9 million). Lastly, “Amounts receivable from Public Administrations” include taxes refundable other than corporate income tax.
4.3 SHORT-TERM TRADE AND OTHER PAYABLES
Set out below is a breakdown of this heading at December 31, 2022 and 2021:
(Million euro)	2021	Exchange rate	Consolidation scope changes	Other	2022
Trade payables	1,544	11	(3)	112	1,663
Work certified in advance	692	(4)	(1)	275	962
Advance payments	193	(2)	10	201	402
Other non-trade payables	383	(2)	1	20	402
TRADE AND OTHER PAYABLES	2,812	4	6	608	3,429
a) Trade payables
Set out below is a breakdown of trade payables at December 31, 2022 and 2021:
(Million euro)	2021	Exchange rate	Consolidation scope changes	Other	2022
Trade payables	1,063	10	(3)	117	1,187
Trade payables sent for reverse factoring	226	−	(1)	8	234
Withholdings made from suppliers	255	2	−	(14)	242
TRADE PAYABLES	1,544	11	(3)	112	1,663

SECTION 4:WORKING CAPITAL
Trade payables increased by EUR 120 million compared to the balance recognized at December 31, 2021. Excluding the foreign exchange effect and scope changes, trade payables grew by EUR 112 million, primarily in the Construction Division (EUR 78 million), including most notably the activities in the US and Canada.
Trade payables pending payment to suppliers under reverse factoring arrangements (Note 1.3.3.3 on accounting policies) increased by EUR 8 million compared to the balance at December 31, 2021.
Group management considers that the carrying amount of trade receivables approximates fair value.
b) Work certified in advance and advance payments from customers
This heading includes:
•
Work certified in advance (see definition in Notes 4.4 and 1.3.3.4) increased by EUR 275 million against December 2021 (excluding the foreign exchange effect and scope changes), primarily in the US and Canada, relating particularly to the Ontario Metro project (EUR 142 million).

•
The balance of advance payments from customers (see definition in Note 4.4) rose by EUR 201 million in relation to December 2021, mainly in the US and Canada as a result of advance payments for the Ontario Metro project (EUR 105 million).

c) Other non-trade payables
“Other non-trade payables” break down as follows:
Million euro	2021	Exchange rate	Consolidation scope changes	Other	2022
Accrued wages and salaries	168	−	−	22	190
Taxes payable	146	(2)	(2)	29	171
Other payables	69	−	2	(30)	41
OTHER NON-TRADE PAYABLES	382	(2)	1	20	402
4.4 BALANCES UNDER CONTRACTS WITH CUSTOMERS AND OTHER IFRS 15 DISCLOSURES
Balance sheet information under IFRS 15
As indicated in Note 1.3.3.4 in relation to the policy for recognizing contract revenue (IFRS 15), for contracts in which the performance obligations are measured over time, the difference between the revenues recognized for services rendered and the amounts actually billed to the customer are systematically analyzed on a contract-by-contract basis.
If the amount billed is lower than the revenue recognized, the difference is recognized as an asset under “Trade receivables for sales and services – Net completed work pending certification” (Note 4.2), whereas if the revenue recognized is lower than the amount billed, a liability is recognized under “Short-term trade and other payables – Work certified in advance” (Note 4.3).
For certain construction contracts, advances are agreed, paid by the customer at contract inception and offset against progress billings as the works are executed.
These balances are carried on the liabilities side of the balance sheet under the heading “Trade payables” (Note 4.3).
In contrast to the advance payments, under some contracts the customer retains a portion of each progress billing payment to guarantee certain contractual obligations are met, which is not reimbursed until the contract is definitively settled. These balances are carried on the assets side of the balance sheet under “Trade receivables for sales and services” (Note 4.2).
Unlike completed work pending certification and work certified in advance, advances and retentions are balances that will have an impact on future cash flows, since in the case of the advances a lower amount will be collected in the future as the advances are discounted from the progress billings, whereas the retentions will give rise to higher collections in the future, since the customer will reimburse the related amounts as and when the contract work is settled.
Set out below is a breakdown of the amounts recognized in this connection at December 31, 2022 and 2021:
Million euro	2021	Exchange rate	Consolidation scope changes	Other	2022
Completed work pending certification	347	(4)	(2)	64	406
Retentions	119	(1)	2	20	141
Total customer contract assets	466	(5)	−	84	547
Work certified in advance	692	(4)	−	275	962
Advance payments	193	(2)	10	201	402
Total customer contract liabilities	885	(6)	9	476	1,364

SECTION 4:WORKING CAPITAL
The balance of work completed pending certification at December 31, 2022 and 2021 related almost entirely to revenue under the main contract with the customer since, according to the Group’s general policy, only work that is due and payable, i.e. has been approved by the customer, may be recognized in the accounts. Claims only include cases in which it is deemed highly likely that there will be no reversal of revenue in the future.
In general, performance obligations in the construction business are fulfilled over time. Therefore, as the amounts relating to changes and claims are immaterial under the completed work pending certification heading, the balance relates basically to differences between work completed and work certified due to timing differences in the customer certification and review process, billing milestones or certification schedule.
Other disclosures relating to IFRS 15:
Revenue from contracts with customers:
In 2022, EUR 7,385 million of the total revenue recognized in 2022 (EUR 6,678 million and EUR 6,255 million in 2021 and 2020, respectively) (Note 2.1 Operating income) related to revenue from contracts with customers, which accounted for 97.8% of revenue recognized (98.5% and 98.6% in 2021 and 2020, respectively).
Million euro	2022	2021	2020
Construction	6,287	5,799	5,678
Toll Roads	765	570	390
Airports	5	2	8
Other	328	822	99
Revenue from contracts with customers	7,385	6,810	6,552
The table below contains a breakdown of the revenue related to performance obligations not satisfied at year-end (order book) for the Construction business area and includes an estimate of the years in which it is expected to be recognized as revenue, once performance obligations are completed.
Revenue	2023	2024	2025	2026	2027 and beyond	TOTAL
Construction	5,366	3,934	2,778	1,324	1,341	14,743
In 2022, there were a total of 1,159 contracts in force in the Construction businesses (788 contracts in 2021 and 636 contracts in 2020).

CONSOLIDATED FINANCIAL STATEMENTS
FERROVIAL SE AND SUBSIDIARIES
SECTION 5: CAPITAL AND FINANCING STRUCTURE AT DECEMBER 31, 2022 AND 2021
The notes in this section describe trends in Ferrovial’s financial structure at December 31, 2022 and 2021, addressing both changes in equity (Note 5.1) and cash and cash equivalents and borrowings (Note 5.2), broken down by project company and ex-project company. They also describe the Group’s exposure to the main financial risks and risk management policies (Note 5.4), as well as derivatives contracted for such purposes (Note 5.5).
At December 31, 2022 and 2021, the Company’s equity (Note 5.1) attributed to shareholders increased in relation to the previous years, due essentially to the net profit for the year, partially offset by shareholder remuneration.
EQUITY ATTRIBUTED TO SHAREHOLDERS (Million euro) Closing balance at 12.31.2021	4,039
Net profit/(loss)	185
Income and expense recognized directly in equity	391
Amounts transferred to the income statement	131
Shareholder remuneration	(578)
Scope changes	(88)
Other	33
Closing balance at 12.31.2022	4,113
Regarding infrastructure projects gross debt, the variations between the periods 2022 and 2021 (EUR 7,967 million in December 2022 versus EUR 7,409 million in December 2021) are due primarily to the foreign exchange impact (EUR 385 million) and the effect of scope changes relating to the debt consolidated following the Dalaman Airport acquisition (EUR 115 million).
BORROWINGS OF INFRASTRUCTURE PROJECTS (Million euro) Closing balance at 12.31.2021	7,409
Net draw downs	58
Exchange rate effects	385
Changes in the scope of consolidation	115
Closing balance at 12.31.2022	7,967

SECTION 5: CAPITAL AND
FINANCING STRUCTURE
5.1 EQUITY
5.1.1 Changes in equity
There follows a breakdown of the main equity impacts in 2022, net of taxes, which explain the changes in equity from December 2021 to 2022:
	Attributed to shareholders	Attributed to non- controlling interest	Total equity
Equity at 01.01.2021	3,253	640	3,893
Consolidated profit/(loss) for the year	1,201	138	1,339
Impact on hedge reserves	67	(17)	50
Impact on defined benefit plan reserves (*)	23	-	23
Currency translation differences	106	1	107
Income and expenses recognized directly in equity	196	(16)	180
Amounts transferred to the income statement	1	-	1
TOTAL RECOGNIZED INCOME AND EXPENSES	1,398	122	1,520
Scrip dividend/other dividends	(29)	(270)	(299)
Treasury share transaction	(434)	-	(434)
SHAREHOLDER REMUNERATION	(463)	(270)	(733)
Share capital increases/reductions	-	28	28
Share-based remuneration scheme	(22)	-	(22)
Hybrid bond	(7)	-	(7)
Scope changes	-	1,270	1,270
Other movements	(3)	-	(3)
OTHER TRANSACTIONS	(32)	1,298	1,266
Equity at 12.31.2021	4,156	1,790	5,946
Consolidated profit/(loss) for the year	188	117	305
Impact on hedge reserves	348	(15)	333
Impact on defined benefit plan reserves (*)	-	-	-
Currency translation differences	43	80	123
Income and expense recognized directly in equity	391	65	456
Amounts transferred to the income statement	131	-	131
TOTAL RECOGNIZED INCOME AND EXPENSES	710	182	892
Scrip dividend/other dividends	(132)	(160)	(292)
Treasury share transactions	(446)	-	(446)
SHAREHOLDER REMUNERATION	(578)	(160)	(738)
Share capital increases/reductions	-	356	356
Share-based remuneration scheme	-	-	-
Hybrid bond	(8)	-	(8)
Scope changes (Note 1.1.6)	(88)	67	(21)
Other movements	41	5	46
OTHER TRANSACTIONS	(55)	458	373
Equity at 12.31.2022	4,233	2,240	6,473
(*) Pursuant to the amendment to IAS 1 on the Presentation of financial statements, the effect of defined benefit plans on reserves is the only item of income and expense recognized directly in equity that cannot subsequently be reclassified to profit or loss.
There follows a description of the main movements in shareholders’ funds in 2022 and 2021, which gave rise to an increase of EUR 77 million and EUR 903 million in equity attributable to shareholders, respectively.
The consolidated profit/(loss) for 2022 and 2021 attributed to the parent company reached EUR 188 million and EUR 1,201 million, respectively.
Income and expense recognized directly in equity relate to:
•
Hedging instruments: Recognition of the changes in value of the effective portion of derivatives designated as hedges, as detailed in Note 5.5, with a positive impact of EUR 348 million in 2022, of which EUR 187 million related to fully-consolidated companies and EUR 161 million to equity-accounted companies, as compared to EUR 67 million in 2021, of which EUR 34 million related to fully consolidated companies, EUR 31 million to equity-accounted companies and EUR 3 million to companies held for sale and discontinued operations.

SECTION 5: CAPITAL AND
FINANCING STRUCTURE
•
Currency translation differences: In 2022, the currencies to which Ferrovial was most exposed in terms of equity (mainly the Canadian dollar, US dollar, pound sterling and Indian rupee), as detailed in Note 5.4.b, gave rise to currency translation differences of EUR 43 million attributed to the parent company, so that the appreciation of the Canadian dollar (EUR 29 million) and US dollar (EUR 59 million) against the euro was partially offset by the depreciation of the pound sterling (EUR -23 million) and the Indian rupee (EUR -18 million) against the euro. These translation differences are presented net of the effect of foreign currency hedging instruments contracted by the Group (Note 5.5).

During 2021, the currencies to which Ferrovial was most exposed in terms of equity (mainly the Canadian dollar, US dollar, pound sterling), as detailed in Note 5.4.b, behaved differently, with an impact of EUR 106 million attributed to the parent company, primarily Canadian dollars (EUR 93 million), US dollar (EUR 8 million), pound sterling (EUR 16 million) and Chilean peso (EUR -10 million). These translation differences are presented net of the effect of foreign currency hedging instruments arranged by the Group (Note 5.5).
•
Defined benefit plans in 2021: This reflects the impact on equity of actuarial gains and losses arising from adjustments and changes to the Group’s defined benefit plan assumptions (EUR 23 million net of tax for the parent company), relating essentially to HAH.

Amounts transferred to the income statement:
At December 31, 2022
This reflects the impact of the reclassification from shareholders’ funds to results (under IAS 21) of the amounts accumulated in equity in respect of currency translation differences and the derivatives hedging divestment transactions and acquisitions, as mentioned in Note 1.1.6, with a special focus on derivatives hedging the borrowings of the Infrastructure Services business in Spain (EUR 7 million net of taxes), as well as the currency translation differences and debt hedging derivatives relating to the Amey business in the UK, reaching EUR 156 million and EUR 15 million, respectively.
The aforementioned amounts were partially offset by the reclassification to the income statement of the impact accumulated in reserves of the pre-hedged bond issuance initially planned for 2022, which finally was not issued, in the amount of EUR -46 million after tax (positive impact on the income statements), as indicated in Note 5.5.
At December 31, 2021
Those derived from debt coverage related to Concesionaria de Prisiones Figueras (EUR 12 million net of taxes), to the Environment Services business in Spain and Portugal (EUR 3 million net of taxes) and to the Norte Litoral toll road (EUR 2 million net of taxes), which were offset by currency translation differences transferred to the income statement resulting from the takeover of the I-66 toll road, which is now fully consolidated, amounting to EUR -16 million.
Shareholder remuneration:
•
Scrip dividend: For the ninth consecutive year, Ferrovial’s Annual General Meeting held on April 7, 2022 approved a flexible shareholder remuneration scheme whereby the shareholders may freely choose to receive new bonus shares in a capital increase charged to reserves or an amount in cash by transferring to the Company (if they have not already done so in the market) the free allotment rights to the shares held. As a result, two share capital increases were completed in 2022 as follows:

•
In May 2022, 3,968,559 new shares were issued (5,615,714 new shares in 2021) and charged to reserves at a par value of EUR 0.20 per share, entailing a share capital increase of EUR 0.8 million (EUR 1.1 million in 2021) with no cash impact, and free allotment rights were purchased in the amount of EUR 108 million (EUR 12 million in 2021), representing a price per share of EUR 0.28 (EUR 0.20 in 2021).

•
In November 2022, 12,116,333 new shares were issued (7,743,557 new shares in 2021) and charged to reserves at a par value of EUR 0.20 per share, entailing a share capital increase of EUR 2.4 million (EUR 1.5 million in 2021) with no cash impact, and free allotment rights were purchased in the amount of EUR 24 million (EUR 20 million in 2021), representing a price per share of EUR 0.41 (EUR 0.31 in 2021).

•
The cash flow impact of shareholder remuneration in 2022 amounted to EUR 578 million (EUR 463 million in 2021).

Share-based remuneration schemes:
In 2022, a total of 315,000 shares were acquired (345,000 shares in 2021), representing 0.043% of Ferrovial’s share capital (0.047% in 2021), for subsequent delivery, together with a part of the treasury shares recognized at the beginning of the year, under share-based remuneration schemes.

SECTION 5: CAPITAL AND
FINANCING STRUCTURE
The total acquisition cost of the shares in 2022 was EUR 7.7 million and there was no equity impact since the effect of settling the plan falling due during the year was offset by the reversal of the provision recognized so as to reflect the degree of fulfillment of the plan that matures in 2023.
The total acquisition cost of these shares in 2021 was EUR 7.3 million and the total gain on these remuneration schemes recognized in the Company’s equity reached EUR -22 million, due to the partial reversal of the provision set aside in previous years, since in both the plan that expired in 2021 and the one that expires in 2022 the degree of compliance with the conditions giving entitlement to receive remuneration was lower than that initially considered.
As explained in Note 5.5, the Company has Equity Swaps in order to be hedged against the possible equity impact derived from these share-based remuneration schemes. The equity swaps had a fair value effect of EUR -9 million in 2022 on net financial income/(expense) (EUR 14 million in 2021).
Subordinated hybrid bond:
The movement for 2022 and 2021 reflects the costs associated with this equity instrument described in the following Note 5.1.2.d), equating to a negative impact of EUR -8 million and EUR -7 million in 2022 and 2021, respectively.
Scope changes related to the following transactions:
This is due to the purchase of 7.135% of the I-77 Mobility Partners LLC toll road (Note 1.1.6) in December 2022. In accordance with IFRS 3, and since the company was already fully consolidated, the difference between the price paid and the book value of the acquired stake is recorded against the reserves of the parent company (EUR -88 million) and by reducing the amount of minority interests (EUR -15 million).
5.1.2 Equity components
There follows an explanation of each of equity item reflected in the consolidated statement of changes in equity:
a) Share capital
At December 31, 2022, share capital stood at EUR 145,488,652.20 and was fully subscribed and paid up. Share capital consists of 727,443,261 ordinary shares in a single class with a par value of twenty-euro cents (EUR 0.20) each. Movements during the year, broken down in the following table, relate to the share capital increase and reduction transactions mentioned in the preceding section.
SHARES	NUMBER	PAR VALUE
Opening balance	733,602,481	146,720,496
Scrip dividend	16,084,892	3,216,978
Share capital reduction	(22,244,112)	(4,448,822)
CLOSING SHARES	727,443,261	145,488,652
At December 31, 2021, share capital stood at EUR 146,720,496.20 and was fully subscribed and paid up. Share capital consists of 733,602,481 ordinary shares in a single class with a par value of twenty euro cents (EUR 0.20) each. Movements during the year, broken down in the following table, relate to the share capital increase and reduction transactions mentioned in the preceding section.
SHARES	NUMBER	PAR VALUE
Opening balance	732,902,376	146,580,475
Script dividend	13,359,271	2,671,854
Share capital reduction	(12,659,166)	(2,531,833)
CLOSING SHARES	733,602,481	146,720,496
At December 31, 2022 and 2021, the only company with an ownership interest of over 10% was Rijn Capital BV, which holds 20.42% (20.248% in 2021) of the shares and is controlled by the Chair of the Company’s Board of Directors, Rafael del Pino y Calvo Sotelo.
At December 31, 2022 and 2021, prior to the business reorganization (as explained in Note 1), the parent company’s shares were traded on the Spanish Electronic Trading System (SIBE) and on the Spanish stock exchanges; they all carried the same voting and dividend rights.
b) Share premium and merger premium
The reduction in the share premium and merger premium, which arose in 2009 as a result of the merger of Grupo Ferrovial , S.A. with Cintra Concesiones de Infraestructuras de Transporte, S.A. (currently Ferrovial, S.A.), in relation to

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the previous year is explained by the redemption of treasury shares agreed in the Buy-Back Program explained in the following section. Consequently, at December 31, 2022 there is no share premium or merger premium (EUR 218 million in 2021). They are both classed as unrestricted reserves.
c) Treasury shares
Movements during 2022 and 2021 were as follows:
TRANSACTION COMPLETED/PURPOSE	NUMBER OF SHARES PURCHASED	NUMBER OF SHARES APPLIED TO PURPOSE	TOTAL NUMBER OF SHARES
Balance at 12.31.2021			5,072,018
Share capital	17,912,899	(22,244,112)	(4,331,213)
Remuneration schemes	315,000	(338,815)	(23,815)
Shares received – Scrip dividend	451,300	-	451,300
Balance at 12.31.2022			1,168,290
TRANSACTION COMPLETED/PURPOSE	NUMBER OF SHARES PURCHASED	NUMBER OF SHARES APPLIED TO PURPOSE	TOTAL NUMBER OF SHARES
Balance at 12.31.2020			634,034
Share capital reduction	16,990,379	2,671,854	4,331,213
Remuneration schemes	345,000	(2,531,833)	(26,702)
Shares received – Scrip dividend	133,473	-	133,473
Balance at 12.31.2021			5,072,018
Ferrovial’s Annual General Meeting held on April 7, 2022 approved a treasury share buy-back program for a maximum of up to 34 million shares and for a maximum amount of EUR 500 million (EUR 320 million approved on April 9, 2021), the purpose of which was a subsequent capital reduction by redeeming the shares. Over the course of 2022, 17,912,899 treasury shares were acquired at an average price of EUR 24.83 per share totaling EUR 434 million, giving rise to a payment of EUR 445 million (16,990,379 treasury shares at an average price of EUR 25.39 per share totaling EUR 434 million in 2021). Subsequently, share capital was reduced by 22,244,112 shares (12,659,166 shares in 2021), entailing a share capital reduction of EUR 4.4 million and an impact of EUR 543 million reflecting the redemption of treasury shares (EUR 3 million and an impact of EUR -432 million in 2021), which was recognized against unrestricted reserves (merger premium) reaching EUR 218 million and against other reserves reaching EUR 321 million, due to the difference between the par value and acquisition price of the redeemed shares.
The market value of the treasury shares held by Ferrovial at December 31, 2022 (1,168,290 shares) was EUR 29 million (EUR 140 million in 2021).
d) Other equity instruments
Through the subsidiary Ferrovial Netherlands BV, the Group completed a subordinated perpetual bond issuance in 2017 for a nominal amount of EUR 500 million, accruing an annual coupon of 2.124% to the first recalculation date (May 2023), which was guaranteed by Ferrovial, S.A. Following this first recalculation date, the coupon will be changed to a rate equivalent to adding 2.127% (step-up of 25 basis points on the 2017 year-end spread) to the 5-year swap rate in force at that time. The swap rate will be adjusted to the 5-year rate every 5 years as from May 2023. In 2043, the spread added to the 5-year swap rate at that time will be increased to 2.877% (step-up of 75 basis points on the 2023 spread).
These bonds may be redeemed for the first time, at the issuer’s discretion, after five and a half years as from the date of issue (from February 14, 2023 to May 14, 2023 inclusive), and subsequently on each coupon payment date. Ferrovial also has the right to defer payment of the coupons and payment cannot be demanded by the holders.
As mentioned in Note 1.3.3, when the issuer does not have a contractual obligation to (i) deliver cash or another financial asset to another entity; or (ii) to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the issuer, the instrument is an equity instrument (IAS 32.16).
These subordinated perpetual bonds are therefore carried under “Other equity instruments”. The costs of the bond issue and the accrued interest and coupon payment, which at the end of 2022 and 2021 amounted to an accumulated figure of EUR -44 million and EUR -35 million, respectively (EUR -8 million accrued in financial year 2022 and EUR -7 million in 2021), are recognized in “Reserves” and treated in a similar way to dividends.
Whether or not this type of instrument is treated as shareholders’ funds from an accounting standpoint, when analyzing the Group’s indebtedness the rating agencies regard the hybrid bond issue fully or partially as debt and/or partially as equity, depending on the specific approach adopted in each case.

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In February 2023, and as a result of the reverse merger transaction described in Note 1.1.2, Ferrovial committed to repurchase its subordinate hybrid bond. As of June 2023, the company obtained acceptance of 94.28% of the amount of the issuance to which the offer was directed. Specifically, out of the EUR 500 million that the placement amounted to, holders of a total of EUR 471.44 million accepted Ferrovial’s early purchase proposal, leaving a balance of around EUR 29 million in short term debt to be paid at June month end. The company executed the fully cancellation of the bond by August 7, then at the close of these financial statements no balance is recorded regarding this hybrid bond.
e) Measurement adjustments
“Measurement adjustments” in the consolidated statement of changes in equity stood at EUR -778 million in 2022 (EUR -1,299 million in 2021) and comprise adjustments to currency translation differences accumulated in reserves of EUR -322 million (EUR -519 million in 2021), pension plans of EUR -455 million (EUR -455 million in 2021) and derivatives of EUR -1 million (EUR -325 million in 2021).
As regards the requirements of IAS 1 in relation to the disclosure of “income and expenses recognized directly in equity”, it is important to note that the only items which under applicable accounting legislation may not be transferred in a future period to the income statement are those relating to pension plans.
f) Retained earnings and other reserves
This heading includes retained earnings and other reserves totaling EUR 4,383 million (EUR 4,707 million in 2021). Other reserves include the parent company’s restricted reserves, mainly comprising the legal reserve of EUR 30 million.
This line item includes prior year retained earnings and other reserves totaling at December 31, 2021 EUR 4,591 million. The other reserves include restricted reserves of the parent company, relating mainly to the legal reserve of EUR 30 million at that date.
Adjustments relating to share-based remuneration schemes and the impact of the subordinated perpetual bond coupons and associated costs are also recognized under this heading.
g) Proposed distribution of 2022 and 2021 profit/(loss)
The Company posted a profit for the year 2022 of EUR 961,401,669 and a loss for the year 2021 of EUR -31,614,831.
The Board of Directors proposed to the Company’s Annual General Meeting the following distribution of Ferrovial’s individual profit/(loss), at December 31, 2022:
2022
Profit/(loss) of Ferrovial, S.A. (individual company)	961,401,668.98
Distribution (euros):
To voluntary reserves	908,006,282.34
To prior year losses	53,395,386.64
The legal reserve is fully funded at December 31, 2022 and 2021.
h) Non-group companies with significant ownership interests in subsidiaries
At December 31, 2022 and 2021, the non-controlling interests in the share capital of the most significant fully-consolidated Group companies were as follows:
At December 31, 2022:
FERROVIAL GROUP SUBSIDIARY	NON-GROUP %	NON-GROUP SHAREHOLDER
TOLL ROADS
Autopista Terrassa-Manresa, S.A.	23.72%	Acesa (Autopista Concesionaria Española, S.A.)
LBJ Infrastructure Group Holding LLC	28.33%-17.07%	LBJ Blocker (APG)- Meridiam Infr.S.a.r.l. (MI LBJ)
NTE Mobility Partners Holding LLC	37.03%	Meridiam Infrastructure S.a.r.l.
NTE Mobility Partners SEG 3 Holding LLC	28.84%-17.49%	NTE Segments 3 Blocker, Inc. (APG) - Meridiam Infrastructure NTE 3A/3B LLC
I-77 Mobility Partners, LLC	24.58%-3.18%	John Laing I-77 Holco Corp./Aberdeen Infr. Invest.
I-66 Mobility Partners, LLC	29.75%-14.55%	Meridiam Infrastructure S.a.r.l. - I-66 Blocker (APG)
CONSTRUCTION
Budimex, S.A.	9.8%-6.3%-33.8%	AVIVA OFE Aviva BZ WBKNationale Nederlanden OFE (listed on stock exchange)
AIRPORTS
Dalaman	40.00%	YDA Group

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The financial highlights of the most significant Group companies in which there are non-controlling interests are as follows (data on 100% terms):
2022 (Million euro)	ASSETS	LIABILITIES	SHAREHOLDERS’ FUNDS	NET CASH POSITION	NET PROFIT/ (LOSS)
Terrassa Manresa toll road	576	180	396	13	(60)
LBJ Infrastructure Group	2,168	2,363	(195)	(1,887)	10
NTE Mobility Partners	1,716	1,692	24	(1,142)	79
NTE Mobility Partners Segments 3 LLC	2,327	1,719	608	(1,152)	38
I-77 Mobility Partners LLC	753	522	231	(240)	12
I-66 Mobility Partners LLC	5,804	2,177	3,627	(1,536)	(12)
Budimex	1,668	1,343	325	673	57
Dalaman	704	452	252	(103)	13
The main movements under “Equity attributable to non-controlling interests” in 2022 were as follows:
Company (Million euro)	Balance at 31.12.2021	Profit/(loss)	Derivatives	Currency translation differences	Dividends	Share capital increase	Other movements	Balance at 31.12.2022
Terrassa Manresa toll road	147	(19)	(21)	-	(13)	-	-	94
LBJ Infrastructure Group	(68)	9	-	(4)	(26)	-	-	(89)
NTE Mobility Partners	11	47	-	1	(54)	-	4	9
NTE Mobility Partners Segments 3 LLC	196	33	-	11	-	39	3	282
I-77 Mobility Partners LLC	70	6	-	3	-	-	(15)	64
I-66 Mobility Partners LLC	1,288	(10)	-	76	-	256	-	1,610
FAM Construction LLC (I-66)	(59)	(26)	-	(4)	-	61	-	(28)
Budimex	202	60	-	(3)	(67)	-	-	192
Dalaman	-	8	3	-	-	-	82	94
Other	3	9	3	-	-	-	(1)	12
TOTAL	1,790	117	(15)	80	(160)	356	74	2,240
The heading “Share capital increase” reflects the impact of the increase in funds attributable to non-controlling interests of the toll roads I-66 Mobility Partners LLC, FAM Construction LLC (I-66) and NTE Segment 3, amounting to EUR 256 million, EUR 61 million and EUR 39 million, respectively.
The heading “Other movements” primarily reflects the effect of EUR 83 million associated with the consolidation of the 60% ownership interest in Dalaman International Airport and EUR -15 million relating to the I-77 Mobility Partners LLC toll road as a result of the purchase of an additional 7.135% by the Group (Note 1.1.6).
At December 31, 2021:
FERROVIAL GROUP SUBSIDIARY	NON-GROUP %	NON-GROUP SHAREHOLDER
TOLL ROADS
Autopista Terrassa-Manresa, S.A.	23.72%	Acesa (Autopista Concesionaria Española, S.A.)
LBJ Infrastructure Group Holding LLC	28.33%-17.07%	LBJ Blocker (APG)- Meridiam Infr. S.a.r.l. (MI LBJ)
NTE Mobility Partners Holding LLC	37.03%	Meridiam Infrastructure S.a.r.l.
NTE Mobility Partners SEG 3 Holding LLC	28.84%-17.49%	NTE Segments 3 Blocker, Inc. (APG) - Meridiam Infrastructure NTE 3A/3B LLC
I-77 Mobility Partners, LLC	17.45%-17.45%	Aberdeen Infr. Invest./John Laing I-77 Holco Corp.
I-66 Mobility Partners, LLC	29.75%-14.55%	Meridiam Infrastructure S.a.r.l. - I-66 Blocker (APG)
CONSTRUCTION
Budimex, S.A.	9.8%-6.3%-33.8%	AVIVA OFE Aviva BZ WBK-Nationale Nederlanden OFE (listed on the stock exchange)

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The main financial statement aggregates of the most significant Group companies in which other shareholders own interests are as follows (data on 100% terms):
2021 (Million euro)	ASSETS	LIABILITIES	SHAREHOLDERS’ FUNDS	NET CASH POSITION	NET PROFIT/ (LOSS)
Terrassa Manresa toll road:	829	209	620	14	(45)
LBJ Infrastructure Group	2,087	2,236	(149)	(1,757)	(2)
NTE Mobility Partners	1,643	1,614	29	(1,075)	42
NTE Mobility Partners Segments 3 LLC	2,104	1,681	424	(928)	23
I-77 Mobility Partners LLC	704	503	201	(231)	1
I-66 Mobility Partners LLC	4,321	1,414	2,907	(1,511)	16
Budimex	1,557	1,212	344	561	108
The main movements under “Equity attributable to non-controlling interests” in 2021 were as follows:
Company (Million euro)	Balance at 12.31.2020	Profit/(loss)	Derivatives	Currency translation differences	Dividends	Share capital increase	Other movements	Balance at 12.31.2021
Terrassa Manresa toll road	192	(14)	(19)	-	(12)	-	-	147
LBJ Infrastructure Group	73	(2)	-	-	(139)	-	-	(68)
NTE Mobility Partners	17	25	-	1	(31)	-	(1)	11
NTE Mobility Partners Segments 3 LLC	163	20	-	13	-	-	-	196
I-77 Mobility Partners LLC	65	1	-	5	-	-	(1)	70
I-66 Mobility Partners LLC	-	-	-	(14)	-	18	1,284	1,288
FAM Construction LLC (I-66)	(48)	(7)	-	(4)	-	-	-	(59)
Budimex	183	109	-	(1)	(88)	-	(1)	202
Environmental Services	10	3	-	-	-	-	(13)	-
Other	(15)	3	2	1	-	10	2	3
TOTAL	640	138	(17)	1	(270)	28	1,270	1,790
5.2 CASH AND CASH EQUIVALENTS AND BORROWINGS
In order to aid understanding of the Group’s financial performance, and as mentioned in Note 1.1.4, the Group analyzes the cash and cash equivalents and the borrowings for each corresponding period distinguishing between infrastructure project companies and ex infrastructures companies.
The main items within the Group cash and cash equivalent and borrowings, as described below.
5.2.1 Cash and cash equivalents
a) Cash and cash equivalents and restricted cash infrastructure projects
The cash and cash equivalents of infrastructures project companies as at December 31, 2022 and December 31, 2021 stood at EUR 168 million and EUR 207 million, respectively.
Infrastructure project financing agreements occasionally impose the obligation to arrange certain restricted accounts to cover short-term or long-term obligations relating to the payment of principal or interest on the borrowings and to infrastructure maintenance and operation.
Restricted cash is classified as short-term or long-term depending on whether it must remain restricted for less than or more than one year. In any event, these funds are invested in highly-liquid financial products earning floating interest. The type of financial product in which the funds may be invested is also restricted by the financing agreements or, where no restrictions are stipulated, the decision is made on the basis of the Group’s policy for the placement of cash surpluses.
For 2022:
Short-term balances, which amount to EUR 38 million, are recognized under cash and cash equivalents in the balance sheet, whereas long-term balances totaling EUR 556 million are carried as financial assets. Therefore, short- and long-term restricted cash recognized at December 31, 2022 amounts to EUR 594 million and relates to the NTE Segment 3, LBJ, I-77, I-66 and NTE toll roads (EUR 401 million, EUR 2 million, EUR 40 million, EUR 110 million and EUR 3 million, respectively), as well as to other European concessions in the amount of EUR 37 million, primarily treatment plants in the United Kingdom, the Aragón toll road and other European Toll Roads (EUR 14 million, EUR 14 million and EUR 9 million, respectively). The variation of EUR -32 million compared with December 2021 is explained by:

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•
A net decrease in the restricted cash amount of EUR -68 million (excluding exchange rate effects), essentially from the NTE Segment 3 toll road (EUR -144 million) and LBJ (EUR -25 million), which was partially offset by an increase of EUR 97 million in the I-66 toll road.

•
The exchange rate effect amounted to EUR 36 million, caused mainly by US dollar fluctuations (Note 1.4).

Other cash and cash equivalents relate to bank accounts and highly-liquid investments subject to interest rate risk.
For 2021:
Short-term balances, which amounted to EUR 47 million, were recognized under “Cash and cash equivalents” in the balance sheet whereas long-term balances, of EUR 579 million, were classified as financial assets. Therefore, restricted cash at December 31, 2021, both short- and long-term, amounted to EUR 625 million, relating to the NTE Segment 3, LBJ, I-77 and NTE toll roads (EUR 511 million, EUR 25 million, EUR 25 million and EUR 5 million, respectively), as well as other European concessions amounting to EUR 47 million, relating mainly to treatment plants in the United Kingdom, the Aragón toll road and other European Toll Roads (EUR 21 million, EUR 16 million and EUR 10 million, respectively).
Other cash and cash equivalents relate to bank accounts and highly-liquid investments subject to interest rate risk.
b) Cash and cash equivalents and restricted cash ex- infrastructures projects
The cash and cash equivalents of ex projects companies at December 31, 2022 and December 31, 2021 amounted to EUR 4,962 million and EUR 5,329 million, respectively.
The method generally used to classify cash and cash equivalents as short-term and long-term balances matches the approach applied when preparing the 2022, 2021 and 2020 consolidated financial statements.
At December 31, 2022, certain accounts totaling EUR 29 million (EUR 72 million at December 31, 2021) were restricted due mainly to operational aspects of US construction projects.
5.2.2 Borrowings
a) Infrastructure project companies
a.1) Breakdown by project, significant changes in the year and main features of the borrowings
There follows a breakdown of borrowings guaranteed by the cash flows of the projects, distinguishing between bonds and bank borrowings, short- and long-term, and changes during 2022 and 2021:
	12.31.2022			Change 22/21
(Million euro)	Bonds	Bank borrowings	Total	Bonds	Bank borrowings	Total
Long term	4,123	3,770	7,893	233	298	531
Toll roads	4,123	3,361	7,484	233	170	403
US toll roads	4,123	2,438	6,561	233	201	434
Spanish toll roads	-	626	626	-	(6)	(6)
Portuguese toll roads	-	264	264	-	(13)	(13)
Other concessions	-	33	33	-	(12)	(12)
Airports	-	95	95	-	95	95
Construction	-	95	95	-	2	2
Energy and mobility infrastructures	-	219	219	-	32	32
Short term	-	74	74	(1)	28	27
Toll roads	-	43	43	(1)	3	2
US toll roads	-	-	-	(1)	-	(1)
Spanish toll roads	-	13	13	-	2	2
Portuguese toll roads	-	17	17	-	3	3
Other concessions	-	13	13	-	(2)	(2)
Energy and mobility infrastructures	-	9	9	-	6	6
Construction	-	4	4	-	1	1
Airports	-	18	18	-	18	18
TOTAL	4,123	3,844	7,967	232	326	558

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	12.31.2021
(Million euro)	Bonds	Borrowings	Total
Long term	3,890	3,472	7,362
Toll roads	3,890	3,191	7,081
US toll roads	3,890	2,237	6,127
Spanish toll roads	-	632	632
Portuguese toll roads	-	277	277
Other concessions	-	45	45
Airports	-	-	-
Construction	-	93	93
Energy and mobility infrastructures	-	187	187
Short term	1	46	47
Toll roads	1	40	41
US toll roads	1	-	1
Spanish toll roads	-	11	11
Portuguese toll roads	-	14	14
Other concessions	-	15	15
Energy and mobility infrastructures	-	3	3
Construction	-	3	3
Airports	-	-	-
TOTAL	3,892	3,517	7,409
The following tables show, for 2022, movements in gross infrastructure project borrowings, broken down into variations in borrowings with balancing entries in cash flows, exchange rate effects and scope changes, as well as movements in borrowings due to the accrual of interest, which do not affect period cash positions.
(Million euro)	12.31.2021	Increase/ decrease with impact on cash flow	Foreign exchange effect	Impact of consolidation scope changes and other	Capitalized/ accrued interest	12.31.2022
Gross borrowing position, project	7,409	(7)	385	115	65	7,967
Infrastructure project borrowings in 2022 increased by EUR 558 million with respect to December 2021, a change that was mainly due to the following reasons:
•
Effect of scope changes due to the consolidation of the Dalaman International Airport debt following the acquisition of 60% of the voting shares (Note 1.1.6) totaling EUR 115 million.

•
Exchange rate effect amounting to EUR 385 million, mainly due to the depreciation of the euro against the US dollar.

•
Increase of EUR 58 million in debt, excluding the foreign exchange effect and scope changes, with respect to year-end 2021, relating primarily to the US projects and attributable to the capitalization of interest and to accrued unmatured interest.

US toll roads:
NTE Mobility Partners, LLC
In 2022 and 2021, the debt comprises a USD 871.1 million taxable bond issue maturing in 2049 at a fixed interest rate of 3.92% and a USD 331.8 million issue of PABs (Private Activity Bonds) (total of USD 400 million including the premium) at a fixed interest rate of 4.00% on USD 122.8 million and 5.00% on USD 209.1 million, repayable from 2030 to 2039.
NTE Mobility Partners Seg 3 LLC
In 2022 and 2021, the borrowings for the 3A-3B segments entailed issuing USD 274 million in Private Activity Bonds (PABs) maturing at 25 and 30 years (7.00% fixed interest on USD 128.3 million and 6.75% fixed interest on USD 145.7 million), and a TIFIA loan of USD 531 million bearing a fixed rate of 3.84%, against which USD 666.5 million had been drawn down at December 31, 2022 and 2021 (USD 531 million in principal and USD 135.5 million in interest added to the principal), finally maturing in 2053.
The 3C segment debt comprises a USD 653.9 million issue of PABs (Private Activity Bonds) (total of USD 750 million including the issue premium) repayable from 2047 to 2058, at a fixed interest rate of 5.00%.
LBJ Infr. Group LLC
At December 31, 2022 and 2021, the debt structure comprises a USD 537.5 million issue of PABs (Private Activity Bonds) (total of USD 615 million including the premium) at a fixed interest rate of 4.00%, repayable from 2030 to 2040; and a

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USD 615.5 million taxable bond issue (of which USD 7 million accrues a fixed interest rate of 2.75% and falls due in 2026, and USD 608.5 million accrues fixed interest of 3.80% and falls due in 2057).
It also has a TIFIA loan granted by the US Federal Government, the value of which at December 31, 2022 and 2021 is USD 835.6 million with a repayment profile from 2035 to 2050, bearing interest at a fixed rate of 4.22%.
A credit line was arranged in December 2022 for future CAPEX investments. It falls due in 2027, has a limit of USD 72.65 million and accrues fixed interest of 4.51%, but was not utilized in 2022.
I-77 Mobility Partners, LLC
This concession operator is financed through a USD 100 million issue of PABs (5.00% fixed interest), of which USD 6.9 million have final maturities between 2026 and 2030, USD 13.1 million has a final maturity in 2037 and EUR 80 million has a final maturity in 2054.
It also has a TIFIA loan of USD 189 million against which USD 220.9 million was drawn down 31 December 31, 2022 (USD 189 million in principal and USD 31.9 million in capitalized interest) and USD 217.6 million had been drawn down at December 31, 2021 (USD 189 million in principal and USD 28.6 million in capitalized interest). This loan bears interest at a fixed rate of 3.04% and finally matures in 2053.
I-66 Mobility Partners, LLC
The concession operator is funded by a USD 737 million PAB (Private Activity Bonds) issued (total of USD 800.4 million including the premium) at a fixed rate of 5.00%, of which USD 30.9 million falls due in 2047, USD 130.9 million in 2049, USD 222.4 million in 2052 and USD 352.8 million in 2056.
It also has a TIFIA loan of USD 1,229 million against which USD 1,349.4 million was drawn down at December 31, 2022 (USD 1,229.1 million in principal and USD 120.3 million in capitalized interest) and USD 1,312.4 million was drawn down at December 31, 2021 (USD 1,229.1 million in principal and USD 83.3 million in capitalized interest). This loan bears interest at a fixed rate of 2.80% and finally matures in 2057.
Spanish toll roads:
Cintra Inversora Autopistas de Cataluña (A. Terrassa Manresa)
The company is funded by a loan consisting of tranche A and tranche B with limits of EUR 300 million and EUR 316 million, respectively, both of which accrue interest at the 6-month EURIBOR rate +0.225% +1.50% at the year-end. At December 31 2022 and 2021, both tranches were fully utilized and fall due in 2035. The respective balances at December 31, 2022 were EUR 289.5 million and EUR 304.9 million. The respective balances at December 31, 2021 were EUR 294.3 million and EUR 310.0 million. The debt also includes a liquidity tranche (tranche C) with a balance of EUR 41.5 million at December 31, 2022, drawable up to a maximum of EUR 25 million (the year-end interest rate is the 6-month EURIBOR +0.225% +1.50%). It should also be noted that this company has a derivative with a notional amount of EUR 580.7 million, a guaranteed interest rate of 5.278% and maturity in 2035. The fair value of the derivative (recognized under “Derivative financial instruments”, Note 5.5) was EUR -63.2 million at the year - end.
Portuguese toll roads:
Euroscut Azores
Syndicated bank financing finally maturing in 2033 with an outstanding balance of EUR 279.3 million at December 31, 2022 (293.1 million at December 31, 2021), after repayment of EUR 13.8 million during the year (accruing interest at the 6-month EURIBOR 0.278% +0.90%) (since July 1, 2022, previously +0.85%).
In relation to these borrowings, the concession operator arranged a derivative with a notional amount of EUR 182.4 million (EUR 251.0 million at December 31, 2021), a guaranteed fixed interest rate of 4.115% and maturity in 2033. The fair value of the derivative (recognized under “Derivative financial instruments”, Note 5.5) was EUR -11.6 million at the year-end.

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Breakdown of other projects:
(Million euro)	Long term	Short term	2022	Change 22//21
Transchile Charrúa Transmisión, S.A.	98	6	104	3
Centella Transmisión, S.A.	73	-	73	41
Conc. Prisiones Lledoners, S.A.	65	2	67	(2)
Depusa Aragón, S.A.	25	1	26	(1)
Autovía de Aragón, Sociedad Concesionaria, S.A.	33	13	46	(11)
Pilum, S.A.	-	-	-	(5)
Budimex group	5	-	5	5
Dalaman International Airport	95	18	112	112
UK Waste Treatment (Thalia)	48	3	51	(6)
TOTAL Other infrastructure project company borrowings	442	43	486	138
(Million euro)	Long term	Short term	2021
Transchile Charrúa Transmisión, S.A.	99	2	101
Centella Transmisión, S.A.	32	-	32
Conc. Prisiones Lledoners, S.A.	67	2	69
Depusa Aragón, S.A.	26	1	27
Autovía de Aragón, Sociedad Concesionaria, S.A.	46	11	57
Pilum, S.A.	-	5	5
UK Waste Treatment (Thalia)	56	1	57
TOTAL Other infrastructure project borrowings	326	22	348
Other project borrowings increased by EUR 138 million against December 2021. This increase is due mainly to the debt drawdowns for the Chilean Energy Infrastructure projects and the inclusion of Dalaman Airport in the consolidation scope after the ownership interest had been acquired in July 2022.
a.2) Maturities by currency and fair value of infrastructure project company borrowings
December 31, 2022
(Million euro)	Currency	Fair value 2022	Carrying amount 2022	2023	2024	2025	2026	2027	2028+	Total maturities
Infrastructure project company obligations		3,007	4,123	-	-	1	8	1	2,716	2,726
TOLL ROADS		3,007	4,123	-	-	1	8	1	2,716	2,726
	USD	3,007	4,123	-	-	1	8	1	2,716	2,726
	EUR	-	-	-	-	-	-	-	-	-
Bank borrowings of infrastructure project companies		3,844	3,844	107	68	81	257	79	4,820	5,412
TOLL ROADS		3,404	3,404	90	49	59	56	53	4,647	4,955
	USD	2,438	2,438	49	-	-	-	-	3,944	3,994
	EUR	966	966	41	49	59	56	53	703	961
AIRPORTS		112	112	9	10	14	16	18	57	124
	EUR	112	112	9	10	14	16	18	57	124
CONSTRUCTION		99	99	3	4	4	4	5	79	99
	EUR	94	94	3	4	4	4	5	74	94
	PLN	5	5	-	-	-	-	-	5	5
ENERGY AND MOBILITY INFRASTRUCTURES		228	228	4	5	5	181	3	37	234
	USD	177	177	1	2	2	178	-	-	183
	GBP	51	51	3	3	3	3	3	37	51
TOTAL INFRASTRUCTURE PROJECT COMPANY BORROWINGS		6,851	7,967	107	68	82	265	80	7,536	8,137

SECTION 5: CAPITAL AND
FINANCING STRUCTURE
December 31, 2021
(Million euro)	Currency	Fair value 2021	Carrying amount 2021	2022	2023	2024	2025	2026	2027+	Total maturities
Infrastructure project obligations		3,659	3,892	-	-	-	1	7	2,558	2,566
TOLL ROADS		3,659	3,892	-	-	-	1	7	2,558	2,566
	USD	3,659	3,892	-	-	-	1	7	2,558	2,566
	EUR	-	-	-	-	-	-	-	-	-
Bank borrowings of infrastructure project companies		2,556	3,517	44	91	56	65	192	4,541	4,989
TOLL ROADS		2,461	3,232	39	86	49	59	56	4,408	4,698
	USD	1,466	2,237	-	45	-	-	-	3,652	3,697
	EUR	995	959	39	41	49	59	56	756	1,001
AIRPORTS		-	-	-	-	-	-	-	-	-
	EUR	-	-	-	-	-	-	-	-	-
CONSTRUCTION		96	96	1	1	1	2	2	91	98
	EUR	96	96	1	1	1	2	2	91	98
SERVICES		-	-	-	-	-	-	-	-	-
	GBP	-	-	-	-	-	-	-	-	-
	EUR	-	-	-	-	-	-	-	-	-
ENERGY AND MOBILITY INFRASTRUCTURES		133	133	1	1	2	2	131	-	137
	USD	133	133	1	1	2	2	131	-	137
	EUR	-	-	-	-	-	-	-	-	-
WASTE TREATMENT		57	57	3	3	3	3	3	42	57
	USD	57	57	3	3	3	3	3	42	57
	GBP	-	-	-	-	-	-	-	-	-
TOTAL INFRASTRUCTURE PROJECT BORROWINGS		6,215	7,409	44	91	56	66	199	7,099	7,555
At December 31, 2022, the difference between the total maturities of bank borrowings of EUR 8,137 million (EUR 7,555 million in 2021) and the carrying amounts recognized at December 31, 2022 of EUR 7,967 million (EUR 7,409 million in 2021) is explained mainly by the difference between the nominal values and carrying amounts of the borrowings, as certain adjustments are made in accordance with applicable accounting legislation. Thus, the accrued interest payable and the application of the amortized cost method represent an impact of EUR 170 million (EUR 171 million in 2021), considering that the maturities of the borrowings do not include interest. In addition, a fair value adjustment of EUR -9 million was made to the Dalaman International Airport debt (EUR -317 million to the I-66 toll road’s debt in 2021) as described in Note 1.1.6.
The fair values reflected in the tables above are calculated as follows:
•
For fixed-rate bonds, subject to changes in value due to fluctuations in market interest rates: since they are quoted in an active market, the related market value is used.

•
For fixed-interest bank borrowings, also subject to changes in value due to fluctuations in rates: future cash flows are discounted using a market interest rate, calculated using an internal valuation model.

•
Lastly, for floating-rate bank borrowings: no significant differences are deemed to exist between the fair value of the borrowings and their carrying amount and, therefore, the carrying amount is used.

a.3) Information on credit limits and credit drawable for infrastructure projects
Below is a comparative analysis of borrowings not drawn down at year-end, at December 31, 2022 and 2021:
2022 (Million euro)	Limit	Utilized	Drawable	Debt recognized in the accounts
Toll roads	7,748	7,681	68	7,527
US toll roads	6,787	6,719	68	6,561
Spanish toll roads	636	636	-	639
Other concessions	325	325	-	327
Energy and mobility infrastructures	291	234	57	228
Airports	124	124	-	112
Construction	99	99	-	99
TOTAL BORROWINGS	8,262	8,137	125	7,967

SECTION 5: CAPITAL AND
FINANCING STRUCTURE
2021 (Million euro)	Limit	Utilized	Drawable	Debt recognized in the accounts
Toll roads	7,289	7,264	25	7,124
US toll roads	6,263	6,263	-	6,129
Spanish toll roads	671	646	25	643
Other concessions	354	354	-	352
Energy and mobility infrastructures	284	194	90	190
Construction	98	98	-	96
TOTAL BORROWINGS	7,670	7,555	115	7,409
At December 31, 2022, the entire drawable amount of EUR 125 million relates to borrowings not utilized in the Chilean energy projects (EUR 57 million) and in the US toll road companies (EUR 68 million), which are associated with the nature of the projects, as discussed below.
At December 31, 2021, the entire drawable amount of EUR 115 million relates to borrowings not utilized in the Chilean energy projects (EUR 90 million) and in Spanish toll roads. It should be noted that this drawable amount is associated exclusively with the projects, based on the nature and performance thereof, as discussed below.
a.4) Guarantees and covenants for project borrowings
The borrowings classified as project borrowings are without recourse to the project shareholders or with recourse limited to the guarantees given. The guarantees given by Ferrovial subsidiaries for project borrowings are described in Note 6.5.2, Contingent liabilities.
At December 2022 and 2021, all the fully-consolidated project companies fulfilled the significant covenants in force.
b) Ex- infrastructure projects
b.1) Breakdown of short- and long-term borrowings, changes during the year 2022 and main features
	2022
(Million euro)	Long term	Short term	Total
Corporate bonds and debentures	2,072	16	2,088
Euro Commercial Paper	-	696	696
Corporate liquidity lines	802	3	805
Other borrowings	9	88	97
TOTAL BORROWINGS EXCLUDING INFRASTRUCTURE PROJECT COMPANIES	2,883	804	3,686
	2021
(Million euro)	Long term	Short term	Total
Corporate bonds and debentures	2,069	517	2,586
Euro Commercial Paper	-	250	250
Corporate liquidity lines	60	241	301
Other borrowings	22	42	64
TOTAL BORROWINGS EXCLUDING INFRASTRUCTURE PROJECT COMPANIES	2,151	1,050	3,201
The following tables show changes to ex-infrastructure project gross borrowings, broken down into variations in borrowings with balancing entries in cash flows, exchange rate effects and scope changes, as well as changes in borrowings due to the accrual of interest during 2022, which do not affect period cash positions:
(Million euro)	Dec. 2021	Increase/ decrease with impact on cash flow	Foreign exchange effect	Impact of consolida tion scope changes	Capitalized/ accrued interest and other	Dec. 2022
Bank borrowings/ Project bonds	3,178	549	(14)	-	(26)	3,686
Cross-Currency Swaps	9	-	(4)	-	-	5
Gross borrowing position, ex-project companies	3,186	549	(19)	-	(26)	3,691

SECTION 5: CAPITAL AND
FINANCING STRUCTURE
b.1.1) Corporate debt
Corporate debt comprises the following debt instruments:
Corporate bonds:
The carrying amount totals EUR 2,088 million at December 31, 2022 (EUR 2,586 million at December 31, 2021). The breakdown is as follows:
Issuance date (Million euro)	Nominal value (million euro)	Maturity	Annual coupon
15/7/2014	300	15/7/2024	2.500%
29/3/2017	500	31/3/2025	1.375%
14/5/2020	650	14/5/2026	1.382%
24/6/2020	131	14/5/2026	1.382%
12/11/2020	500	12/11/2028	0.540%
All issues completed as from 2014 are traded on the AIAF Fixed Income Market (Spain). All the issues are guaranteed by the Group’s then parent company Ferrovial, S.A.
In 2022, the bond issued in September 2016 for a notional amount of EUR 500 million at an annual coupon of 0.375% was redeemed.
In 2021, the bond issued in June 2013 for a notional amount of EUR 500 million at an annual coupon of 2.557% was redeemed and the associated Interest Rate Swap was cancelled (Note 5.5).
Euro Commercial Paper:
In the first quarter of 2018, the Company arranged a Euro Commercial Paper (ECP) program for a maximum amount of EUR 1,000 million, with maturities between 1 and 364 days as from the issue date, allowing further diversification of capital market funding and more efficient liquidity management.
At the end of 2019, the maximum limit was increased up to EUR 1,500 million. The carrying amount was EUR 696 million at December 31, 2022 (EUR 250 million at December 31, 2021).
This note issuance program has been renewed each year since 2018.
Other corporate debt:
In July 2018, Ferrovial refinanced the liquidity facility and included sustainability criteria in the process for a maximum of EUR 1,100 million, giving rise to a syndicated facility with a limit of EUR 900 million and the possibility of drawing down the balance in EUR, USD, CAD and GBP. USD 260 million were utilized at December 31, 2022 and USD 284 million were utilized at December 31, 2021, respectively.
In order to cover possible interest rate and foreign exchange fluctuations affecting the amount drawn, Ferrovial arranged cross-currency swaps for USD 260 million, maturing in 2025, for an agreed equivalent value of EUR 250 million, the fair value of which amounts to EUR -5 million (EUR -8 million at December 31, 2021).
A credit line with a limit EUR 200 million, undrawn at December 31, 2022, was also arranged.
During the year 2022, Ferrovial also recorded six loans totaling EUR 560 million all of which mature in 2027, at an average rate of between 1.41% and 2.59%. In addition to the loan that the company had already arranged in 2021, in the second half of 2022 a further five were obtained for EUR 500 million.
The variation in corporate debt compared to December 2021 (EUR 453 million) is explained mainly by the volume of ECPs issued (EUR 446 million) at an average rate of 0.47% and by the redemption of the bond issued in 2016 for the amount of EUR 500 million referred to previously, as well as the arrangement of new loans during the year amounting to EUR 500 million.
The Group’s liquidity stood at EUR 6,118 million and EUR 6,421 million (Note 5.4.d) at December 31 2022 and 2021, respectively.

SECTION 5: CAPITAL AND
FINANCING STRUCTURE
b.1.2) Information on corporate debt limits and drawable balances
Set out below is a breakdown of corporate debt limits and drawable balances at December 31, 2022 and at December 31, 2021:
	2022
(Million euro)	Limit	Utilized	Drawable	Consolidated debt
Bonds	2,081	2,081	-	2,088
Syndicated facility	1,100	250	850	245
ECPs	696	696	-	696
Credit lines	560	560	-	560
TOTAL CORPORATE DEBT	4,437	3,587	850	3,589
	2021
(Million euro)	Limit	Utilized	Drawable	Consolidated debt
Bonds	2,581	2,581	-	2,586
Syndicated facility	900	250	650	241
ECPs	250	250	-	250
Credit lines	60	60	-	60
TOTAL CORPORATE DEBT	3,791	3,141	650	3,136
The Company’s credit rating
The credit rating agencies Standard & Poor’s and Fitch maintained their financial rating of Ferrovial’s corporate debt in 2022 and 2021, respectively rating it at BBB and BBB with a stable outlook and, therefore, within the “Investment Grade” category.
a.1.2) Other borrowings
At December 31, 2022, “Other borrowings” of EUR 97 million (EUR 64 million at December 31, 2021) mainly comprise Construction Division bank borrowings.
At December 31, 2021, “Other borrowings” of EUR 64 million mainly included Construction Division bank borrowings (EUR 40 million).
b.1.3) Information on limits and drawable balances of other borrowings
Set out below is a breakdown of debt limits and drawable balances at December 31, 2022 and 2021:
	2022
(Million euro)	Limit	Utilized	Drawable	Consolidated debt
Construction	149	37	112	33
Airports	-	-	-	41
Energy and mobility infrastructures	24	22	2	23
OTHER BORROWINGS	173	59	114	97
	2021
(Million euro)	Limit	Utilized	Drawable	Consolidated debt
Construction	190	57	133	40
Energy and mobility infrastructures	25	25	-	24
OTHER BORROWINGS	215	82	133	64
The differences between total bank borrowings and the carrying amount at December 31, 2022 and 2021, are explained mainly by the difference between the face values and carrying amounts of the borrowings, as certain adjustments are made in accordance with applicable accounting legislation.

SECTION 5: CAPITAL AND
FINANCING STRUCTURE
b.2) Maturities by currency and fair value of borrowings excluding infrastructure project companies
At December 31, 2022:
Borrowings (million euro)	Currency	Fair value 2022	Carrying amount 2022	2023	2024	2025	2026	2027	2028+	Total maturities
Corporate debt		3,385	3,589	696	300	750	781	560	500	3,587
	EUR	3,385	3,589	696	300	750	781	560	500	3,587
Other borrowings		97	97	22	3	9	17	8	2	59
	EUR	13	13	-	-	-	-	-	1	2
	PLN	14	14	-	1	9	3	1	1	14
	CLP	23	23	22	1	-	-	-	-	22
	Other	48	48	-	-	-	14	7	-	21
TOTAL BORROWINGS EXCLUDING INFRASTRUCTURE PROJECT COMPANIES		3,482	3,686	718	303	759	798	568	502	3,646
At December 31, 2021:
Borrowings (Million euro)	Currency	Fair value 2021	Carrying amount 2021	2022	2023	2024	2025	2026	2027+	Total maturities
Corporate debt		3,213	3,136	750	-	300	750	781	560	3,141
	EUR	3,213	3,136	750	-	300	750	781	560	3,141
Other borrowings		65	41	25	5	5	7	25	16	83
	EUR	12	12	-	-	1	-	-	1	2
	PLN	28	28	1	5	2	7	7	7	28
	CLP	24	24	24	-	2	-	-	-	26
	Other	1	1	-	-	-	-	18	9	27
TOTAL BORROWINGS EXCLUDING INFRASTRUCTURE PROJECT COMPANIES		3,278	3,201	775	5	305	757	806	576	3,224
The differences between the total maturities of financial borrowings and the carrying amounts of the debt at December 31, 2022 and 2021 are primarily explained by the difference between the nominal values and carrying amounts of the borrowings, as certain adjustments are made in accordance with applicable accounting legislation (basically accrued interest payable and the application of the amortized cost method).
The fair value of bank borrowings excluding infrastructure project companies matches the related carrying amount because the borrowings are tied to floating market interest rates and therefore changes to the benchmark interest rates do not affect their fair value.
As corporate debt is quoted in an active market, the related market value is used.
On this basis, the estimated total fair value of bank borrowings and bonds excluding infrastructure project companies at December 31, 2022 and December 31, 2021 amounted to EUR 3,482 million and EUR 3,278 million, respectively.
The 2023 maturities total EUR 718 million and primarily relate to the ECPs. The debt maturities do not include interest.

SECTION 5: CAPITAL AND
FINANCING STRUCTURE
5.3 CASH FLOW
The following table summarizes the cash flows from operating, investing and financing activities for each of the years ended December 31, 2022, 2021 and 2020.
(Million euro)	2022	2021	2020
Cash flows from operating activities ex tax payments	1,084	965	1,194
Tax payments	(82)	(155)	(101)
Cash flows from operating activities	1,002	810	1,093
Investment	(1,161)	(1,164)	(118)
Divestment	429	1,621	501
Cash flows from investing activities	(732)	457	383
Cash flows before financing activities	270	1,267	1,476

Cash flows from (used in) financing activities	(676)	(2,275)	334

Change in cash and cash equivalents	(406)	(1,008)	1,810
Cash flow from discontinued operations:
The cash flows from discontinued operations, as commented in Note 1.3.3.6, are included in the group reported cash flows. The following table shows the disclosure corresponding to the period 2022, 2021 and 2020:
2022 – 2020 (Million euro)	2022	2021	2020
Cash flows from operating activities ex tax payments	83	231	414
Tax payments	(4)	(74)	(2)
Cash flows from operating activities	78	157	412
Investment	(2)	(67)	(85)
Divestment	9	0	321
Cash flows before financing activities	86	90	648
5.4 FINANCIAL RISK AND CAPITAL MANAGEMENT
The Group’s businesses are affected by changes to financial variables, such as interest rates, exchange rates, inflation, credit, liquidity and equities.
The following are specific data on the Group’s exposure to each of these risks and an analysis of the sensitivity to a change in the various variables, together with a brief description of the way in which each risk is managed.
a) Exposure to interest rate fluctuations
Ferrovial’s businesses are exposed to interest rate fluctuations, which may affect the Company’s net financial expense due to the variable interest on financial assets and liabilities, as well as the measurement of financial instruments arranged at fixed interest rates.
Ferrovial manages interest rate risk so as to optimize the financial expense borne by the Group and achieve suitable proportions of fixed- and variable-rate debt based on market conditions. Therefore, when interest rates are low, the Group seeks to fix future amounts at the ex-infrastructure project company level, although such hedging can affect liquidity in the event of cancellation.
At the infrastructure project company level, banks and rating agencies require a higher percentage of fixed-rate debt. These strategies are implemented by issuing fixed-rate debt or by arranging financial derivative hedges, a breakdown of which is provided in Note 5.5 Financial derivatives at fair value.

SECTION 5: CAPITAL AND
FINANCING STRUCTURE
The accompanying tables show a breakdown of the Group’s borrowings, indicating the percentage of borrowings that is considered to be hedged (either by a fixed rate or by derivatives).
BORROWINGS	2022
(Million euro)	Total gross debt	% debt hedged	Net exposed debt	Impact on profit/(loss) + 100 bps
Ex-infrastructure project companies	3,691	79%	772	8
Toll roads	7,527	98%	157	2
Construction	99	97%	3	-
Energy and Mobility infrastructures	228	80%	46	-
Airports	112	100%	-	3
Infrastructure project companies	7,967	96%	317	3
Total borrowings	11,658	92%	962	11
BORROWINGS	2021
(Million euro)	Total gross debt	% debt hedged	Net exposed debt	Impact on profit/(loss) + 100 bps
Ex-infrastructure project companies	3,211	92%	257	3
Toll roads	7,124	99%	97	1
Construction	96	100%	-	-
Energy and Mobility infrastructures	189	100%	-	-
Corporate and other	54	95%	3	-
Infrastructure projects companies	7,463	99%	105	1
Total borrowings	10,674	97%	370	4
Accordingly, in the fully-consolidated companies, a linear increase of 100 basis points in market interest rate curves at December31, 2022 and 2021 would increase financial expense in the income statement by an estimated EUR 11 million (EUR 4 million at December 31, 2021), of which EUR 3 million (EUR 1 million at December 31, 2021) relates to infrastructure project companies and EUR 8 million (EUR 3 million at December 31, 2021) to ex-infrastructure project companies, entailing a net effect on Ferrovial’s results of EUR 7 million (EUR 3 million at December 31, 2021) (expense).
On the other hand, the Group’s cash amounted to EUR 5,130 million in 2022, a large portion of it at variable rates, which meant an improvement in the financial result for the year.
It is also necessary to take into account changes in the fair value of the financial derivatives arranged, which are indicated in Note 5.5.
As regards these interest rate hedging instruments, a linear increase of 100 basis points in the market yield curves at December 31, 2022 would, in the case of the effective hedges, have a positive impact of approximately EUR 55 million on shareholders’ funds attributable to the parent from fully consolidated companies (EUR 107 million at December 31, 2021), while a decrease of 100 basis points would have a negative impact of approximately EUR 67 million (EUR 187 million at December 31, 2021).
As a balancing entry to this impact, it should be noted that a drop in interest rates would trigger an increase in the value of the projects, as this would lead to a lower discount rate f measurement.
b) Exposure to foreign exchange fluctuations
Ferrovial regularly monitors net exposure to each currency over the coming years for dividends receivable, investments in new projects and potential divestments.
Ferrovial establishes its hedging strategy by analyzing past fluctuations in both short-term and long-term exchanges rates and has monitoring mechanisms in place, such as future projections and long-term equilibrium exchange rates. These hedges are made by arranging foreign currency deposits or derivatives (see Note 5.5 for more details).

SECTION 5: CAPITAL AND
FINANCING STRUCTURE
The following tables show, by type of currency, the value of assets, liabilities, non-controlling interests and shareholders’ funds attributed to the parent company at December 2022 and 2021, adjusted to account for the above-mentioned currency forwards relating to each currency:
Currency	12.31.2022
(Million euro)	Assets	Liabilities	Parent company shareholders’ funds	Non-controlling interests
Euro	9,494	6,945	2,364	186
Pound sterling	1,126	638	487	1
US dollar	12,307	10,032	414	1,860
Canadian dollar	541	377	164	-
Australian dollar	186	141	45	-
Polish zloty	1,653	1,341	119	193
Chilean peso	342	244	98	-
Colombian peso	167	105	61	-
Indian rupee	380	1	379	-
Other	141	39	103	-
GROUP TOTAL	26,336	19,863	4,233	2,240
Currency	12.31.2021
(Million euro)	Assets	Liabilities	Parent company shareholders’	Non-controlling interests
Euro	8,053	6,299	1,609	145
Pound sterling	1,545	1,601	(57)	1
US dollar	12,095	9,211	1,442	1,443
Canadian dollar	801	101	700	-
Australian dollar	187	144	43	-
Polish zloty	1,556	1,210	144	202
Chilean peso	309	226	84	-
Colombian peso	191	108	83	-
Indian rupee	52	-	51	-
Other	83	27	57	(1)
TOTAL GROUP	24,873	19,927	4,156	1,790
Note 1.4 contains a breakdown of year-end exchange rates. As a result of these changes, the impact of currency translation differences on equity at December 31, 2022 EUR was 43 million (EUR 106 million at December 31, 2021) for the parent company, as the impact of the appreciation of the Canadian dollar and US dollar against the euro was offset by the depreciation of the pound sterling and the Indian rupee. A breakdown by currency is set out in Note 5.1.1.
Analyzing sensitivity to exchange rate effects, for 2022 Ferrovial estimates that a 10% depreciation in the value of the euro at the year-end against the main currencies in which the Group holds investments would have an impact on the parent company shareholders” funds of EUR 196 million, of which 9% would relate to the impact of the Canadian dollar, 23% to the US dollar, 28% to the pound sterling and 21% to the Indian rupee.
Note 1.4 contains a breakdown of average exchange rates for 2022 and 2021. In this regard, the impact on the income statement of a 10% appreciation of the euro against other currencies would have amounted to a change of EUR 35 million in 2022 (EUR 94 million in 2021).
c) Exposure to credit and counterparty risk
The Group’s main financial assets exposed to credit or counterparty risk are as follows:
(Million euro)	2022	2021	Var. 22/21
Investments in financial assets (1)	569	1,017	(448)
Non-current financial assets	1,258	1,049	209
Net financial derivatives (assets)	331	309	23
Trade and other receivables	1,609	1,344	264

(1) Included in cash and cash equivalents
•
Ferrovial actively and continuously monitors counterparty risk affecting financial transactions and performs internal credit quality analyses on each of the financial institutions with which there is exposure. The Company’s internal policy for the investment of cash surpluses establishes the minimum counterparty risk as investment grade rating.

SECTION 5: CAPITAL AND
FINANCING STRUCTURE
•
The internal rules for managing cash surpluses impose maximum investment limits for each counterparty, based on objective criteria: minimum acceptable risk requirements for the investment of cash surpluses and limits on the amounts invested in line with the defined risk in each case. In addition, the Risk Department monitors each counterparty’s performance and proposes appropriate protective or corrective measures depending on the specific circumstances.

•
Geographies: Ferrovial monitors trends in markets (geographies) where it has operations, as well as in its target markets. The Financial Risk Department proposes potential actions to be taken should changes in risk levels be expected in a particular geography or market.

•
Customers: Ferrovial analyses and monitors customer credit risk by means of an internal method used by all the Group companies to assign credit ratings to Ferrovial’s customers.

d) Exposure to liquidity risk
The Group has the necessary mechanisms in place to preserve the necessary liquidity through periodic procedures that take account of protected cash generation, cash needs, short-term collections and payments, and long-term obligations.
Ex-infrastructure project companies
At December 31, 2022, cash and cash equivalents amounted to EUR 4,962 million (EUR 5,329 million in 2021 in cash and cash equivalents and EUR 11 million in other short-term financial assets). At that date, undrawn credit lines totaled EUR 964 million (EUR 782 million in 2021), forwards hedging cash flows denominated in a currency other than the euro amounted to EUR 151 million (EUR -22 million in 2021) and long-term restricted cash amounted to EUR 41 million.
Therefore, total liquidity reached EUR 6,118 million (EUR 6,100 million in December 2021).
Infrastructure projects companies
At December 31, 2022, cash and cash equivalents (including short-term restricted cash) amounted to EUR 168 million (EUR 214 million in 2021). Also, at that date undrawn credit lines amounted to EUR 125 million (EUR 115 million in 2021), which were primarily arranged to cover committed investment needs.
Total liquidity (including long-term restricted cash) reached EUR 849 million (EUR 908 million in December 2021).
e) Equities risk exposure
Ferrovial is exposed to the risk of fluctuations in its own share price. This exposure arises in equity swaps used to hedge against risks of appreciation of share-based remuneration schemes, the detail of which is shown in Note 5.5 to these consolidated financial statements.
As the equity swaps are not classified as accounting hedges, the market value has an impact on profit or loss. Accordingly, a EUR 1 increase/decrease in Ferrovial’s share price would have a positive/negative impact of EUR 2.8 million on Ferrovial’s net profit/(loss) in 2022.
f) Exposure to inflation risk
As mentioned in note 1.2, Going concern assessment and Current economic situation, most of the revenue from infrastructure projects is associated with prices tied directly to inflation. This is the case of the prices of both the toll road concession contracts and those of Heathrow. Therefore, an increase in inflation as is currently the case will increase cash flows from assets of this kind.
The recent rise in inflation may have an adverse effect on operating margins under the construction contracts. However, as indicated in Note 1.2, approximately 80% of the division’s portfolio is protected against the effects of rising inflation due to the existence of price adjustment contract clauses linked to inflation in certain jurisdictions, such as Poland or, in certain contracts, such as in Spain. In the absence of such clauses, the risk is hedged by closing the main direct costs at the time of bidding.
During 2021 in certain cases, derivatives have were also contracted to hedge the impact of inflation, as was the case during the year in the United States. These derivatives have been treated as speculative and, therefore, the variation in fair value has been taken to the income statement, with a positive impact of EUR 7 million. Also, they were settled in the same year, which had a positive impact on cash of EUR 7 million.

SECTION 5: CAPITAL AND
FINANCING STRUCTURE
The toll road concession operator Autema records a derivative linked to inflation in Spain. At year-end 2020, 37% of the derivative was cancelled as a result of the shift from the concession model to the intangible asset model. The remaining 63% is still treated as a hedge accounting instrument. An increase of 100 bps across the inflation curve would have a negative effect on reserves of EUR -95 million and EUR -56 million on profit/(loss).
g) Capital management
The Group aims to achieve a debt-equity ratio that makes it possible to optimize costs while safeguarding the capacity to continue managing recurring activities and the capacity to continue to grow through new projects in order to create shareholder value.
With regard to borrowings, the Ferrovial Group seeks to maintain a level of indebtedness, excluding infrastructure project companies, so as to retain an investment grade credit rating. To achieve this, a clear and consistent financial policy has been established in which a relevant metric refers to the maintenance of an ex-projects net debt (borrowings less cash and cash equivalents) to EBITDA ratio, plus project dividends, of no more than 2x.
At December 31, 2022 and December 31, 2021, the net debt was positive (assets exceeded liabilities), so the difference with respect to the defined maximum debt-equity ratio is highly significant. For the purpose of calculating this ratio, “net debt excluding infrastructure project companies” is defined in Note 5.2 and “gross operating profit/(loss) from operations plus dividends” is the operating profit before impairment, disposals, depreciation and amortization in ex-infrastructure concession operators, plus dividends received from infrastructure project companies.
5.5 FINANCIAL DERIVATIVES AT FAIR VALUE
a) Breakdown by type of derivative, movements, maturity dates and main features
The table below includes the fair values of the derivatives arranged at December 31, 2022 and 2021, as well as the maturity date of the notional amounts to which the derivatives relate (maturities of notional amounts are shown as positive figures and already-arranged future increases are presented as negative amounts):
TYPE OF INSTRUMENT	FAIR VALUE				NOTIONAL MATURITIES
(Million euro)	BALANCES AT 12.31.2022	BALANCES AT 12.31.2021	2023	2024	2025	2026	2027 and beyond	TOTAL
ASSET BALANCES	332	224	4,130	53	32	107	913	5,235
Toll road index-linked swaps	77	299	-	-	-	-	66	66
Corporate IRS	10	(31)	-	-	-	-	350	350
Transchile and Centella IRS	60	(3)	40	-	-	107	366	513
Dalaman IRS	6	-	-	-	-	-	100	100
Equity swaps - Corporate	2	11	65	-	-	-	-	65
Corporate foreign exchange derivatives	3	(2)	179	-	-	-	-	179
Toll roads foreign exchange derivatives	164	(44)	3,581	-	-	-	-	3,581
Other derivatives	10	(7)	265	53	32	-	31	381
LIABILITY BALANCES	113	319	5	-	250	38	2,529	2,822
Toll Roads IRS	76	291	-	-	-	38	766	804
Corporate cross-currency swaps	5	8	-	-	250	-	-	250
Toll road cross-currency swaps	28	1	-	-	-	-	1,712	1,712
Other derivatives	4	19	5	-	-	-	51	56
NET BALANCES (ASSETS)	219	(95)	4,135	53	282	145	3,442	8,057

SECTION 5: CAPITAL AND
FINANCING STRUCTURE
The maturities of cash flows comprising the fair value of the derivatives are set out below:
TYPE OF INSTRUMENT	FAIR VALUE				CASH FLOW MATURITIES
(Million euro)	BALANCES AT 12.31.2022	BALANCES AT 12.31.2021	2023	2024	2025	2026	2027 and beyond	TOTAL
ASSET BALANCES	332	224	195	19	14	13	91	332
Toll road index-linked swaps	77	299	10	7	7	7	47	77
Corporate IRS	10	(31)	-	4	2	2	2	10
Transchile and Centella IRS	60	(3)	8	6	4	3	39	60
Dalaman IRS	6	-	2	2	1	1	-	6
Equity swaps	2	11	2	-	-	-	-	2
Corporate foreign exchange derivatives	3	(2)	3	-	-	-	-	3
Toll roads foreign exchange derivatives	164	(44)	164	-	-	-	-	164
Other derivatives	10	(7)	6	1	-	-	3	10
LIABILITY BALANCES	113	319	27	22	41	26	(3)	113
Toll Roads IRS	76	291	14	9	10	9	34	76
Corporate cross-currency swaps	5	8	(6)	(4)	14	-	-	5
Toll road cross-currency swaps	28	1	17	17	17	16	(39)	28
Other derivatives	4	19	1	-	-	-	2	4
NET BALANCES (ASSETS)	219	(95)	167	(4)	(27)	(13)	95	219
Derivative project companies
Interest rate swaps
To hedge interest rate risk in infrastructure projects, the borrowings of which accrue variable interest (primarily Cintra Inversora Autopistas de Cataluña, S.A., Euroscut Azores, Autovía De Aragón, Depusa, Transchile Centella, Dalaman International Airport and Waste Treatment UK (Thalia)). The companies have contracted interest rate hedges on project debt, establishing a fixed or increasing interest rate, for a total notional amount of EUR 1,494 million at December 31, 2022. Overall, the fair value of these hedges shifted from EUR -311 million at December 2021 to -10 million euros at December 2022.
In general, hedge effectiveness measurements performed periodically show that derivatives are efficient, so changes in their fair value are recorded in reserves, with an impact of EUR 299 million (EUR 219 million after taxes and minority interests attributable to the parent company). The ineffectiveness impact of the measurements performed is recognized through the income statement.
The movement in settlements and accruals had an impact on the financial result of EUR -44 million and on cash of EUR 47 million.
Index - linked swaps
They relate solely to Autema toll road, which arranged an index-linked swap fixing the annual inflation rate at 2.5% in 2008 to hedge revenue variability. The underlying hedged items are the toll flows and price compensation flows received by the Catalan Regional Government, which are inflation-adjusted.
The reduction in the hedged item due to the change of concession scheme entailed the partial discontinuance of the hedge, so that 63% of the derivative is currently classed as a hedge and the remainder is classed as speculative. The rise in inflation during 2022 had an impact of EUR -119 million on reserves and a fair value impact of EUR -101 million on results.
Derivatives ex-project companies
Interest rate swaps
The Group has arranged interest rate derivatives to hedge bank borrowings for a notional amount of EUR 359 million, mostly expiring in 2027. These derivatives, which have a fair value of EUR 10 million, constitute an economic hedge of the future cash flows of the financing held for changes in the reference interest rate, meeting hedge accounting requirements.
In 2022, the impact on reserves was EUR 65 million, of which EUR 11 million related to new IRS contracted to cover bank debt. There was a positive impact of EUR 62 million on results due to the cancellation of the pre-hedging instrument contracted for a bond issuance that finally was not issued.

SECTION 5: CAPITAL AND
FINANCING STRUCTURE
Cross-currency swaps
At December 31, 2022, Ferrovial recorded cross-currency swaps to hedge a corporate liquidity line in US dollars (Note 5.2.2). These instruments have a notional value of EUR 260 million (EUR 250 million agreed equivalent value), expire in 2025 and have a fair value of EUR -5 million.
The results of the effectiveness tests carried out show that the derivatives are effective. The change in fair value during the year had an impact of on reserves of EUR 2 million.
In 2022, the company Cintra Infrastructures SE Company contracted cross-currency swaps (CCS) as a fair value hedge of its net investment in the US in USD. These instruments have a notional value of EUR 1,712 million, maturities in 2032 and a fair value of EUR -28 million.
In 2019, the company 4352238 Canada Inc arranged cross-currency swaps to hedge a financial investment in Canadian dollars. These instruments had a notional value of EUR 198 million (CAD 225 million), expired in 2022 and had a fair value of EUR 1 million in 2021.
The 2022 findings of the effectiveness tests carried out showed that the derivatives are effective. The interest rate component of these derivatives, treated as a hedging cost, reached EUR-58 million and is included in reserves. As the coupons for the interest rate spread are paid, this cost will be transferred to income. In addition, the impact of the hedging of the investment was EUR 30 million, recognized as currency translation differences.
Exchange rate derivatives
There are exchange rate risk hedges, designed to hedge the investment that the Group’s CAD investment. Its notional amount was EUR 3,049 million at December 31, 2022 (CAD 4,226 million). Its fair value stood at EUR 151 million.
Value changes are recorded under currency translation differences and amounted to EUR 59 million in 2022. Additionally, movements in settlements and accruals had an impact on the financial result of EUR -50 million and on cash of EUR 179 million.
Additionally, there are hedges of foreign currency risk, which aim is to protect against the volatility of future cash flows in foreign currencies (primarily pound sterling and US dollar). Their notional value amounted to EUR 1,061 million at December 31, 2022, of which EUR 295 million related to the pound sterling, EUR 652 million to the US dollar and EUR 106 million to the zloty. They all expire in the short-term.
Value changes are recognized as translation differences and amounted to EUR -149 million in 2022 (for effective derivatives). Options, which are not classified as accounting hedges, are recognized in net financial income/(expense) at fair value, entailing an expense of EUR 8 million during the year.
Equity swaps
The Company has arranged equity swaps hedging the potential financial impact of the exercise of share-based remuneration schemes granted to employees.
These contracts are described below:
•
The calculation base comprises a given number of Ferrovial shares and a reference price, which is usually the market share price on the execution date.

•
During the swap term, Ferrovial pays interest at a given interest rate (EURIBOR plus a spread to be applied to the result of multiplying the number of shares by the strike price) and receives compensation equal to the dividends on those shares.

•
When the swap expires, if the share price has risen, Ferrovial will receive the difference between the arithmetic mean of the share price during the observation period and the reference price, multiplied by the number of shares contracted. Otherwise, Ferrovial will pay this spread to the financial institution.

Its fair value at December 31, 2022 is EUR 2 million. The change in value during the year was due to the decrease in the Ferrovial share price from EUR 27.56 at December 31, 2021 to EUR 24.47 at December 31, 2022, entailing an impact of EUR -9 million under the income statement heading “Changes in the fair value of financial instruments”. The column “Impact on Net financial income/(expense)” includes the remuneration as income and the finance cost of these instruments as an expense in the amount of EUR 2 million (Note 2.5). The total impact of these instruments on cash resources amounted to EUR 2 million.

SECTION 5: CAPITAL AND
FINANCING STRUCTURE
At the 2022 and 2021 year-end, these derivatives had a notional value equivalent to 2,755 thousand shares which, based on the strike price of the equity swaps (price at which they must be settled with the banks), represented a total notional amount of EUR 65 million.
b) Main effects on the income statement and equity
Set out below is a breakdown of the main derivatives arranged by fully-consolidated companies showing movements in fair values at December 31, 2022 and 2021 and the effect on reserves, profit/(loss) and other balance sheet items:
			FAIR VALUE						EFFECTS
TYPE OF INSTRUMENT (Million euro)	Balance at 12.31.2022	Balance at 12.31.2021	Variation	EFFECT ON VAR. RESERVES (I)	FAIR VALUE EFFECT ON PROFIT/ (LOSS) (II)	EFFECT ON FINAL PROFIT/ (LOSS) (III)	CASH (IV)	EXCHANGE RATE (V)	OTHER EFFECTS ON BALANCE SHEET OR INCOME	TOTAL
Inflation derivatives	77	299	(223)	(119)	(101)	4	(13)	-	6	(223)
Cash flow hedge	77	299	(223)	(119)	(101)	4	(13)	-	6	(223)
Interest rate derivatives	-	(343)	343	302	70	(45)	26	2	(12)	343
Cash flow hedge	-	(343)	343	293	70	(45)	26	2	(1)	343
Fair value hedge	-	-	-	9	-	-	-	-	(9)	-
Cross-currency swaps	(32)	(9)	(24)	(56)	-	6	(18)	30	14	(24)
Cash flow hedge	(5)	(8)	3	2	-	5	(18)	-	14	3
Hedge of net investment in foreign	(28)	-	(28)	(58)	-	-	-	(30)	-	(28)
Fair value hedge	-	(1)	1	-	-	1	-	-	-	1
Foreign exchange derivatives	172	(54)	226	4	6	(50)	358	(91)	-	226
Fair value hedge	3	(7)	9	1	2	-	19	(12)	-	9
Hedge of net investment in foreign operations	169	(43)	212	-	(4)	(50)	345	(78)	-	212
Cash flow hedge	1	(4)	5	3	1	-	1	-	-	5
Speculative	-	-	-	-	8	-	(8)	-	-	-
Equity swaps	2	11	(9)	-	(9)	2	(2)	-	-	(9)
Speculative	2	11	(9)	-	(9)	2	(2)	-	-	(9)
TOTAL	219	(95)	314	131	(33)	(84)	352	(58)	8	314
Derivatives are recognized at market value at inception and at fair value at later dates. Changes in the value of these derivatives are recognized for accounting purposes as follows:
•
Fair value changes during the year to cash flow hedging derivatives are recognized with a balancing entry in reserves (column I).

•
Fair value changes to derivatives that do not qualify for hedge accounting or are deemed to be speculative are recognized separately as a fair value adjustment in the Group’s income statement (column II).

•
“Effect on net financial income/(expense)” (column III) reflects the effects of the financing of interest flows accrued during the year.

•
The “Cash” (column IV) refers to net settlements of receipts and payments during the year.

•
The effect of foreign exchange fluctuations from 31 December 2022 to December 31, 2021 on currency translation differences is also presented separately (column V).

•
The “Other effects” column shows the effects on operating profit/(loss), net financial income/(expense) (exchange rate) and other effects not previously mentioned (column VI).

c) Derivative measurement methods
All the Group’s financial derivatives and other financial instruments carried at fair value are included in Level 2 of the fair value hierarchy since, though they are not quoted on regulated markets, they are based on directly or indirectly observable inputs.
Fair value measurements are made by the Company using a tool developed in-house based on market best practices. However, they are reconciled against the values indicated by the counterparty banks on a monthly basis.
Equity swaps are measured as the difference between the quoted share price on the calculation date and the unit settlement (strike) price agreed at inception, multiplied by the number of shares under the contract.

SECTION 5: CAPITAL AND
FINANCING STRUCTURE
The other instruments are measured by quantifying net future flows of payments and receipts, discounted to present value, as specified below:
•
Interest rate swaps (IRS): Future flows tied to floating reference rates are estimated using market projections on the measurement date for each currency and settlement frequency. Each flow is discounted using the discount factor on the date of each settlement period and currency at the measurement date.

•
Index-linked swaps (ILS): Future flows are estimated by projecting the future behavior implicit in the market curves on the measurement date for each currency and settlement frequency, for both reference interest rates and reference inflation rates. As in the cases described above, the flows are discounted at rates obtained at the measurement date for each flow settlement period and currency.

•
Cross-currency swaps (CCS): Future flows tied to floating reference rates are estimated using market projections on the measurement date for each currency and settlement frequency. Each flow is discounted using the market zero-coupon rate corresponding to the settlement period and currency at the measurement date, taking account of cross-currency basis spreads. The present value of the flows in a currency other than the measurement currency is translated at the spot exchange rate prevailing at the measurement date.

•
Foreign currency derivatives: As a general rule, future flows are estimated using the exchange rates and market curves associated with each currency pair (forward points curve) and each flow is discounted using the market discount rate corresponding to the settlement period and currency at the measurement date. For other more complex instruments (options, etc.), appropriate measurement methods are used for each instrument, taking into consideration the necessary market data.

Lastly, credit risk which is included when measuring derivatives under IFRS 9, is estimated as follows:
•
To calculate the adjustments associated with own and counterparty credit risk (CVA/DVA), Ferrovial applies a method based on calculating the future exposure of the various financial products using Monte Carlo simulations. A probability of default and a loss given default is applied to this potential exposure based on the parties’ business and credit quality, as well as a discount factor based on the currency and term at the measurement date.

•
To calculate probabilities of default for the Ferrovial Group companies, the Financial Risks Department assesses the counterparty’s rating (company, project, etc.) using an in-house, rating agency-based method. This rating is used to obtain market spread curves for the currency and term in question (generic curves per rating level).

•
Probability of counterparty default is calculated using the companies’ CDS curves, if they are available. Otherwise, the CDS curves of a similar entity (proxy) or a generic spread curve per rating level are used.

CONSOLIDATED FINANCIAL STATEMENTS
FERROVIAL SE AND SUBSIDIARIES
SECTION 6: OTHER DISCLOSURES
This section includes other notes required under the applicable legislation.
Stands out note 6.5 on contingent liabilities and assets, describing the main lawsuits in which Group companies are involved and the guarantees given. Special emphasis is placed on the guarantees given by ex-infrastructure project companies on behalf of infrastructure project companies.
Movements in liabilities other than current liabilities and borrowings, such as provisions (Note 6.3), are also analyzed.
6.1 DEFERRED INCOME
Deferred income breaks down as follows at December 31, 2022 and 2021:
(Million euro)	2022	2021	Var. 22/21
Capital grants	1,377	1,380	(3)
Other deferred income	33	23	10
TOTAL DEFERRED INCOME	1,410	1,403	7
Capital grants awarded by government bodies relate entirely to infrastructure projects in the Toll Roads Division at December 31, 2022 and 2021.
These grants are primarily found in the following Toll Road projects: EUR 425 million and EUR 405 million for LBJ Infrastructure Group in 2022 and 2021, respectively. EUR 512 million and EUR 490 million for NTE Mobility Partners, in 2022 and 2021, respectively. EUR 211 million and EUR 268 million for NTE Mobility Partners Segments 3 LLC, in 2022 and 2021, respectively and, lastly, EUR 214 million and EUR 204 million for I-77 Mobility Partners, in 2022 and 2021, respectively.
Amounts received by the US companies increased by EUR 86 million and EUR 95 million in 2022 and 2021 respectively, due to the dollar’s appreciation against the euro.
These capital grants are released to the income statement for each year at the same rate as the assets depreciation charge. As the charge estimated for the following 12 months is not significant, the balance as at 31/12/22 is presented as non-current in the balance sheet. The impact of the grants on cash flows are presented as an increase in investments for 2022, 2021 and 2020.
The impact of these grants on cash flows is presented net of cash flows from investing activities.
6.2 EMPLOYEE BENEFIT PLANS
This heading reflects the deficit in pension and other employee retirement benefit plans. At December 31, 2022, the provision recognized in the balance sheet amounted to EUR 2 million and solely relates to Budimex (EUR 3 million at December 31, 2021).
6.3 PROVISIONS
The provisions recognized by the consolidated Group cover risks arising in the course of business. They are recognized using best estimates of the risks. This note provides a breakdown of all provisions disclosed separately on the liabilities side of the balance sheet. In addition to these items, other provisions net certain asset items and are disclosed in the specific notes on those assets.

SECTION 6: OTHER DISCLOSURES
Movements in long- and short-term provisions presented separately on the liabilities side of the balance sheet are set out below at December 31, 2022 and 2021:
(Million euro)	LITIGATION AND TAXES	REPLACEMENT AND UPGRADES IFRIC 12	OTHER LONG- TERM RISKS	TOTAL NON- CURRENT PROVISIONS	TRADE PROVISIONS	TOTAL
Balance at December 31, 2021	153	88	58	299	1,002	1,301
Scope changes and transfers	(3)	-	(13)	(16)	5	(11)
Charges:	22	33	9	64	350	414
Operating profit/(loss)	21	-	2	23	338	361
Net financial income/(expense)	1	9	-	10	2	12
Impairment and disposals	-	-	7	7	10	17
Corporate income tax	-	-	-	-	-	-
Fixed asset depreciation	-	24	-	24	-	24
Reversals:	(19)	(29)	(5)	(53)	(207)	(260)
Operating profit/(loss)	(12)	-	(5)	(17)	(205)	(222)
Net financial income/(expense)	(1)	-	-	(1)	-	(1)
Impairment and disposals	-	-	-	-	-	-
Corporate income tax	(6)	-	-	(6)	-	(6)
Fixed asset depreciation	-	(29)	-	(29)	(2)	(31)
Applications with balancing entries in current accounts	(5)	-	-	(5)	(196)	(201)
Applications with balancing entries in other assets	(2)	-	(1)	(3)	(19)	(22)
Foreign exchange differences	-	5	-	5	(5)	(1)
Balance at December 31, 2022	146	97	47	291	930	1,221
Litigation provisions and taxes
At December 31, 2022 and 2021, the Group’s litigation provisions totaled EUR 146 million and EUR 153 million, respectively.
This includes the following provisions:
•
Provisions to cover the possible risks resulting from lawsuits and litigation in progress, amounting to EUR 68 million and EUR 67 million in 2022 and 2021, respectively, and largely relating to the Construction business. This provision is recognized and reversed against changes to provisions in operating profit/(loss).

•
Provisions for tax claims, amounting to EUR 78 million and EUR 86 million in 2022 and 2021, arising in relation to local or central government taxes, duties or other levies as a result of the different possible interpretations of tax legislation in the various countries in which the Group operates (Note 6.5.1.d).

Provisions for replacements under IFRIC 12
This heading includes provisions for replacement investments under IFRIC 12 (Note 1.3.3.2), totaling EUR 97 million and EUR 88 million in 2022 and 2021, respectively.
Provisions for other long-term risks
This heading includes provisions recognized to cover certain long-term risks other than those attributable to litigation or tax claims, such as third-party liability resulting from the performance of contracts, guarantees given and exposed to enforcement risk, and other similar items.
At December 31, 2022, it also included the estimated cost of landfill closure and post-closure activities relating to Budimex and Waste Treatment UK (Thalia). The provision is calculated based on a technical estimate of total landfill capacity consumed to date. The balance recognized for this item at December 31, 2022 reached EUR 14 million (EUR 12 million in 2021).
Lastly, there are provisions for compulsory purchases relating to the Azores toll road.
Trade provisions
This heading relates essentially to provisions for contracts with customers, such as provisions for deferred expenses (relating to construction projects close-out costs under the contract) and provisions for budgeted losses. Provisions of this kind

SECTION 6: OTHER DISCLOSURES
relate primarily to the Construction Division in the amount of EUR 815 million and EUR 855 million in 2022 and 2021, respectively, and Waste Treatment (Thalia) in the amount of GBP 61 million and EUR 69 million at December 31, 2022 and 2021, respectively.
The change during 2022 is essentially explained by net provisions recognized in the Construction Division (EUR 129 million), basically in the Polish business, and to the application of provisions (EUR -169 million), relating particularly to budgeted losses in the US business.
For the accounting treatment of each provision, see note 1.3.3.3.and 1.3.3.4.v.
6.4 OTHER LONG-TERM PAYABLES
This heading mainly includes:
•
Participating loans granted by Spain’s Central Government to various infrastructure project concession operators totaling EUR 51 million at December 31, 2022 and EUR 49 million at December 31, 2021 for the Aragón toll road in the Toll Roads Division.

•
Long-term loans from associates of the Toll Roads Division, amounted to EUR 22 million at December 31, 2022 and 2021. For 2022, Dalaman International Airport’s debt with the administration reflects the concession fee, which amounted to EUR 277 million in the long term.

•
For 2022, the debt reflecting mandatory payments under the concession agreement for the I-66 toll road amounted to EUR 485 millions.

6.5 CONTINGENT LIABILITIES, CONTINGENT ASSETS AND COMMITMENTS
6.5.1 Litigation and other contingent liabilities
The Group is exposed to risks derived from the resolution of lawsuits or litigation of different kind arising in the course of business. When such risks are deemed to be probable, accounting provisions must be recorded for the lawsuits and litigation using the best estimate of the disbursements that are expected to be necessary to settle the respective obligations. These provisions are set out in Note 6.3. When such risks are less likely to materialize, contingent liabilities arise. No significant liabilities are envisaged to have a material adverse effect other than those for which provisions have already been recognized.
There are also contingent assets, i.e. assets that might arise from various proceedings in progress. Assets of this kind are not recognized in the financial statements.
There follows a description of the most significant litigation, in terms of the amount, in the Group’s various business divisions, including those that may generate both contingent liabilities or assets.
a) Litigation and other contingent liabilities relating to the Toll Roads business
Ongoing litigation at December 2022
US Toll Roads: NTE 35W
On February 11, 2021, there was a multiple accident on the 35W Managed Lanes toll road in Dallas, Texas involving 133 vehicles and resulting in six deaths and several people injured.
The concession company NTE Mobility Partners Segment 3 LLC, which is 53.66%-owned by Cintra, together with several non-group US companies, is a party to 31 of the claims that have been filed and are in the early stages of legal proceedings.
The concession company considers reasonable, in accordance with the opinion of its external legal advisors, that even in the event of an unfavorable ruling, no impact is expected given the insurance policies contracted and, consequently, no provision has been recorded to date in relation to this risk.
Court proceedings instigated by the financial institutions of the Radial 4 project
With regard to Radial 4, in June 2013 a group of financial institutions from the banking syndicate that was financing the project filed court proceedings at Madrid Court of First Instance No. 61 against the shareholders of the concession company that had guaranteed the contribution of contingent capital in certain circumstances, namely Cintra Infrastructures, SE and Sacyr Concesiones, S.L.
In that lawsuit, they sought the enforcement of a guarantee that had been put in place by the shareholders, on the grounds of an alleged breach of certain ratios. This corporate guarantee amounts to EUR 23 million, of which Cintra’s share is EUR 14.95 million.

SECTION 6: OTHER DISCLOSURES
Following the Madrid Provincial Court allowing the banks’appeal after studying the merits of the case, the claiming shareholders lodged a cassation appeal at the Supreme Court on December 10, 2020, which continues to be pending admission. To date, there have been no changes to the status of this litigation.
At year-end 2022, 2021 and 2020 both the EUR 14.95 million of the guarantees given and the accrued interest at each closing date since the proceeding began were fully provisioned.
Netflow Western Roads - OSARs Western (Australia)
In relation to the Osars project in which Cintra has a 50% stake and which is consolidated by the equity method, on February 23, 2022, the construction subcontractor in charge of the construction project works, WBHO Infrastructure Pty Ltd (WBHO), filed for insolvency proceedings. However, at present, the works are 99.9% complete as the concessionaire has taken the necessary steps to complete the construction.
In view of the progress of the works and the commercial management carried out, at the date of issuance of these accounts there is no termination risk that could arise from the aforementioned situation. Consequently, it has not been necessary to record any provision in relation to this risk.
As indicated in Note 3.5, the consolidated value of Ferrovial’s shareholding in Osars at December 31, 2022 was EUR 49.8 million.
Empresa de Mantenimiento y Explotación M-30, S.A. (EMESA)
The Group, through the company Empresa de Mantenimiento y Explotación M-30, S.A. (EMESA), in which it holds a 50% stake, operates the M-30 infrastructure maintenance contract and holds a 20% interest in the public-private financial holding company Madrid Calle 30 (MC30), which is the holder of the concession agreement for this infrastructure.
During 2017, Madrid City Council, which also held a stake in MC30, formed a municipal Investigation Commission that (i) recommended the reversal of the MC30 management model to 100% municipal ownership and (ii) asked the City Council to determine liability for power supply payments made by MC30 until then.
In 2018, EMESA filed an appeal against the City Council’s decision to approve the Report by the Investigation Commission. The appeal was disallowed on the grounds of the absence of legal standing of the appellant (EMESA), although it was stated that the Investigation Committee’s rulings are mere recommendations and are not binding on EMESA, which may only be affected by any final resolutions that may be issued by the City Council.
As regards liability for power supply payments, in 2020 MC30 claimed payment of this cost by EMESA. EMESA objected to paying. MC30 sent another letter to EMESA to the effect that (i) it considered the limitation period for the claim to have been interrupted; (ii) it conditioned the instigation of legal actions by MC30 on the final decisions that may be taken by Madrid City Council. EMESA decided not to set aside any provision for this matter, as the Company’s legal advisors believed that the arguments were robust and considered that no amounts were likely to be payable.
Litigation ended during 2021:
SH-130 legal proceedings
Two claims were filed by the shareholders of the project Concession Company at the time (a lawsuit before the courts of Texas against companies owned by Ferrovial, Cintra and Ferrovial Construcción; and an arbitration proceeding before the International Chamber of Commerce against companies owned by Ferrovial Construcción) which had been suspended, since the claimant and defendants reached an initial agreement.
This initial arrangement led to the signing of an agreement on September 3, 2021 putting an end to the two lawsuits. Ferrovial’s contribution had been fully provisioned (USD 25 million in 2019 and an additional USD 17.4 million in 2021).
Terrassa Manresa toll road (Autema)
On July 14, 2015, the Government of Catalonia published Decree 161/2015, which radically amended the rules governing the concession for the project originally established in Decree 137/1999.
The change introduced by the new legislation entailed moving from a regime under which the Government of Catalonia paid the concession operator the difference between the tolls collected and the operating surplus established in the Economic and Financial Plan to a system whereby the remuneration earned by the concession operator will depend on the number of infrastructure users, with the Government of Catalonia subsidizing a portion of the toll paid by the user, reducing AUTEMA’s revenues by between 50% and 43%.

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The Concession Operator considered that there were sound arguments to conclude that the granting authority had clearly exceeded the limits of its power to amend the public arrangements by issuing these decrees. Accordingly, the company filed an appeal against the aforementioned decrees at the High Court of Catalonia (TSJC).
Over the course of 2017, the co-defendants (the Catalan Government and Bages Regional Council) filed their written submissions in reply to the complaint. In September 2018, the conclusions phase of the trial was brought to an end.
On March 18, 2019, AUTEMA was notified of the Catalan High Court’s judgement disallowing its contentious-administrative appeal against the decrees. A cassation appeal was lodged against this judgement at the Supreme Court.
On October 19, 2020, the Company was notified that the cassation appeal had not been given leave to proceed at the Supreme Court. As a result of this Supreme Court decision, the judgement issued by the Catalan High Court became final and fully applicable.
AUTEMA had continued to treat the concession as a financial asset in the past few years, based on the opinion of its external legal advisors, who considered there to be sound grounds for arguing that the publication of the decree was an abuse of the granting authority’s power to modify the concession scheme.
However, due to the non-admission of the cassation appeal, in 2020 the company modified the accounting treatment of the concession, changing it from a financial asset to an intangible asset model. This change was made with effect as from January 1, 2020 and entailed the recognition of a non-recurring profit, as explained in Note 2.4.
Autema lodged an appeal for annulment against the non-admission of the cassation appeal, which was rejected as well. Then, Autema lodged an appeal for legal protection at the Constitutional Court, which was also not admitted on June 15, 2021.
M-203 toll road
Legal proceedings were initiated by the concession company M203 seeking compensation for the investments made (NIV) and for damages suffered due to the termination of the concession agreement based on breach of contract by the Madrid Regional Government (CAM).
In October 2020, M203 was notified that the High Court of Justice of Madrid (TSJM) had ruled in favor of M203, ordering the CAM to issue the relevant NIV liquidation immediately. At December 31, 2020 it was pending enforcement.
In 2021, M203 submitted several documents petitioning the court to take steps to sanction the CAM in order to enforce the 2020 judgement ordering the CAM to calculate and make payment of the NIV.
Finally, on December 31, 2021, the CAM notified M203 of a NIV calculation order (“NIV”) stating the amounts that it agreed to pay, totaling EUR 73.3 million, of which EUR 68.1 million related to the principal (tax base of EUR 56.3 million; recognizing VAT payable of EUR 11.8 million) and EUR 5.3 million related to late-payment interest to December 31, 2021. Finally, on December 29, 2021, M203 received full payment of the NIV from the CAM in the amount of EUR 73.4 million. M203 recognized a loss of EUR 3.8 million in the amount of the difference between the principal received (EUR 56.3 million) and the receivable recognized (EUR 60 million), which had already been provisioned.
In January 2023, M203 initiated a new contentious-administrative appeal to claim the difference between the amounts not recognized by the CAM in the sum paid on December 29 2021 and those considered by M203 (valued at approximately EUR 7.1 million including principal and interest).
b) Litigation relating to the Construction business
Contingent liabilities and contingent assets
The Construction Division is involved in a number of legal actions, relating principally to potential construction defects in the building work it has completed and claims for civil liability. As indicated in Note 6.3, provisions amounting to EUR 68 million, EUR 65 million and EUR 104 million had been recorded at December 2022, 2021 and 2020, respectively in relation to these lawsuits. The provision recorded for each of the lawsuits in no case exceeds the amount of EUR 10 million and corresponds to the best estimate made by the company on the possible impact of the same.
Below is a description of the most relevant lawsuits in terms of amount and how one lawsuit that has generated an asset in favor of the company that has been recorded in the financial statements for the fiscal year.
Construction business Spain
In 2019, the Spanish National Markets and Competition Commission (CNMC) initiated penalty proceedings against Ferrovial Construcción, S.A. and other construction firms for alleged anti-competitive behavior.

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As outlined by the Competition Directorate (CD), this behavior ostensibly consists of the exchange of certain information between companies for the purposes and/or with the effect of restricting competition during the course of the competitive tendering processes organized by Public Authorities in Spain for the construction and refurbishment of infrastructure and buildings.
In June 2020, the CNMC’s Competition Court declared the proceedings to have expired and ordered the raising of new proceedings relating to the same events. Ferrovial Construcción appealed the decision at the National High Court. The National High Court gave the appeal leave to proceed and it is currently pending judgement.
On July 6, 2022, the Spanish National Markets and Competition Commission (CNMC) issued a resolution stating that it had been proven that Ferrovial Construcción S.A. had committed a very serious infringement of Article 1 of the Competition Law and Article 101 of the European Union Treaty and imposing a fine of EUR 38.5 million.
Ferrovial Construcción filed a contentious-administrative appeal against the CNMC’s resolution at the National High Court on October 4. The claim also requested a precautionary measure staying enforcement, which is currently being processed.
On December 9, the National High Court agreed to suspend the resolution issued by the CNMC’s Competition Court.
The Group considers that the outcome of this lawsuit is unlikely to be unfavorable and therefore no amount has been provisioned in this respect.
D4R7 project (Slovakia)
In June 2019, the Provincial Headquarters of the National Police in Bratislava (Slovakia) initiated ex officio a criminal investigation against the joint venture that executed the D4R7 toll road construction project in Bratislava, formed by Ferrovial and PORR (65% and 35%, respectively). The grounds for the investigation are alleged environmental risks and damage defined in the Slovakian Criminal Code due to having allegedly authorized the exploitation of two plots of land in Jánošíková as loans for the construction of the R7 toll road without having obtained the necessary permits. The prosecution quantifies the damages at EUR 8.7 million (100% of the risk).
The plots in question do not form part of the site layout, although the materials extracted from the plots, as agreed with the owners (who have stated that they incurred no damage), were used in the project. All the formalities were carried out through a subcontractor, including the obtainment of permits.
In the course of the investigation, there has been a succession of accusations, defense submissions and various expert reports. The final expert report was submitted by the JV in December 2022. The prosecutor has sent the case file to the court. The judge will decide whether to set the case for trial or return the proceedings to the prosecutor’s office for further investigation.
In the opinion of the JV’s lawyers, it is improbable that the investigation will give rise to risk and no provision has therefore been set aside in this respect.
Batinah project - Oman
The joint venture FSB Batco - Ferrovial Construcción (50%-owned by each venturer) completed in 2019 the construction of the project called “the Batinah Expressway Project Package 5” toll road in Oman. The JV initiated an international arbitration proceeding against the Government of the Sultanate of Oman. The JV claimed compensation for significant delays and cost increases arising from numerous circumstances qualifying for compensation under the contract, in the JV’s opinion.
In July 2022, the JV received the arbitral award quantifying compensation at EUR 50.3 million.
The award was considered to be virtually certain, so this amount was recognized as revenue in the 2022 income statement. It became definitive on 27 February 2023, once the final deadline for challenging was reached. The award has been fully cashed in 2023.
FB Serwis (Poland)
FBSerwis S.A. is a subsidiary of Budimex, S.A. whose non-current assets represent 0.36% of Ferrovial’s total assets as at 31/12/22.
In January 2023, one employee of FBSerwis S.A. (hereinafter FBS) was arrested by the Central Anti-Corruption Agency (CBA). On February 1, two other executives of the same company were arrested, and at the same time, several documents and data relating to this employee were seized at FBS headquarters.

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At the beginning of February 2023, information on the arrests made and the conduct of an investigation into possible criminal actions was published on the public prosecutor’s website.
The proceedings relate to potential irregularities in tenders organized by the Warsaw Municipal Wastewater Treatment Works in connection with contracts for municipal waste disposal. The value of the irregularities could amount to approximately PLN 5 million (EUR 1 million), according to the Prosecutor.
According to the public sources, over a dozen people have been detained as part of the ongoing proceedings, including the three above mentioned employees of FBS, one of them being the President (also a member of the Management Committee of Budimex S.A.) and another the Vice-President of the Management Board of FBS. For the latter two, pre-trial detention for a term of 2 and 3 months, respectively, was ordered. The third was the commercial director of FBSerwis Kamieńsk sp. z o.o., a subsidiary of FBS. On March 28, 2023, the Supervisory Board of FBS decided to dismiss them from said Management Board. FBS has terminated their employment contracts.
In the opinion of the legal counsel engaged by Budimex, at the date of issuance of these consolidated financial statements, the risk that Budimex could be held liable for the events under investigation is remote. The liability of a legal entity is conditional, according to Polish law, on the prior conviction of an individual acting on behalf of the company. In this regard, Budimex group companies cannot be excluded from public procurement processes unless the members of the management, governing bodies or commercial representatives have been validly convicted of offenses defined in the Criminal Law. Therefore, according to the existing information, and as of the closing date of these consolidated financial statements, the premises giving rise to liability have not materialized.
In addition, the legal advisors, who estimate that the duration of the proceedings could last several years, inform that the actual application of the law, in its current formulation, is extremely rare and the fines imposed on the entities are not significant (up to PLN 5 million). Based on the above arguments, at year-end, no liability has been recognized in the Group’s financial statements in relation to this matter.
Furthermore, the Boards of Budimex SA and FBS ordered an internal investigation, still ongoing, to clarify the facts, showing their full cooperation with the authorities.
In May 2023, the Supervisory Board named a new President of the Management Board of FBS.
The Management Board of FBS established an Internal Control Office to monitor compliance with FBS’ policies and procedures, which are also under review.
Considering the above, Budimex’s Management Board believes that at present there is no need to create adjustments in the financial statements related to these events.
Contingent assets
In view of the nature of the business, the Construction Division has brought claims against various customers that could give rise to additional receivables. As indicated in the accounting policies section (1.3.3) these claims are not recognized as revenue until they are considered approved, and are only included in the calculation of provisions for budgeted losses if they are deemed probable.
c) Tax-related litigation
2022:
As indicated in Note 6.3, Ferrovial has provisions for taxes recognized in its balance sheet for a total amount of EUR 200, EUR 209 and EUR 185 million at December 31, 2022, December 2021 and December 2020 respectively.
These provisions relate essentially to ongoing litigation arising from tax assessments raised following tax inspections in Spain for a disputed sum of EUR 332, EUR 333 and EUR 373 million for 2022, 2021 and 2020 respectively, the most significant amounts relating to corporate income tax and VAT for the periods 2002 to 2017.
The most noteworthy litigation is the proceedings related to the amortization for tax purposes of financial goodwill on the acquisitions of Amey and Swissport. Ferrovial lodged an appeal against the decision by the European Commission in 2014 (“Third Decision”), in which this kind of tax measure is classed as state aid (see Note 2.7.4). Although we consider there to be sound grounds supporting the Group’s procedural stance, if the court judgement is unfavorable there will be an adverse effect of EUR 84.9 million on Ferrovial’s income statement in relation to corporate income tax for the period 2002 to 2021. The maximum amount payable would be EUR 44.3 million, as the remainder has already been settled.
Regarding this litigation, on September 27, 2023, the EU General Court has issued a ruling overturning the EU Commission’s Decision of October 15th, 2014 which considered as State Aid incompatible with the EU Treaty the Spanish

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tax depreciation of financial goodwill, in case of indirect acquisitions of non-resident companies. The ruling upholds the appeals of the Kingdom of Spain and several Spanish companies, including Ferrovial, and argues that the Commission’s decision violates the principles of legal certainty and protection of legitimate expectations. The decision can be appealed by the European Commission before the EU Court of Justice and, if upheld, the Spanish Tax Administration must refund the initially claimed amounts.s (Note 6.10).
2021:
The most noteworthy litigation, closed in 2021, is described below:
a.
Ferrovial filed a lawsuit relating to corporate income tax for the financial years 2003 to 2005, in which the main point of law concerns the different interpretation given to the recognition of the provision for the portfolio of shares in Toronto Highway BV. An application for legal protection was filed at the Constitutional Court against the Supreme Court’s judgement dismissing the case. This contingency of EUR 77.3 million (fully provisioned) was settled in 2021 (Note 6.3).

6.5.2 Guarantees
a) Bank guarantees and other guarantees issued by insurance companies
The Group obtains bank guarantees and other guarantees issued by insurance companies to cover potential liabilities arising in the course of business. At December 31, 2022, the balance amounted to EUR 8,093 million (EUR 7,099 in 2021).
The following table contains a breakdown of the risk covered in each business area:
(Million euro)	12.31.2022	12.31.2021
Construction	6,067	5,284
Toll roads	642	856
Airports	1,044	42
Energy and mobility infrastructures	81	-
Other	258	315
Total continuing operations	8,093	6,497
Services	-	603
Total discounted operations	-	603
TOTAL	8,093	7,099
The EUR 8,093 million, by type of instrument, relates to: i) EUR 3,806 million in bank guarantees; ii) EUR 3,673 million in guarantees provided by bonding agencies and iii) EUR 614 million in bank guarantees provided by insurance companies.
These guarantees cover the liability to customers for the proper performance of construction or services contracts involving Group companies; the guarantee would be enforced by the customer were a project not carried out.
Despite the significant amount of these guarantees, the impact that might arise is very low, since the Group companies perform contracts in accordance with the terms and conditions agreed upon with the customers and recognize provisions within the results of each contract for potential risks that might arise from such performance (Note 6.3).
Lastly, of the total amount of the Group’s bank guarantees for continuing operations listed in the above table, EUR 1,155 million secures commitments to invest in the capital of infrastructure project companies, mainly JFK-NTO (Note 6.5.3).
b) Guarantees given by Group companies for other Group companies
As indicated previously, in general guarantees are provided among the Group companies to cover third-party liability arising from contractual, commercial or financial relationships.
Although these guarantees do not have any effect at the Group’s consolidated level, there are certain guarantees provided by ex-infrastructure project companies to infrastructure project companies (Note 1.1.4) which should be noted due to the classification of project borrowings as non-recourse debt (see Note b.1). Contingent capital guarantees).
Other guarantees have also been given to equity-accounted companies (see b.2. below).
b.1) Guarantees provided by ex-infrastructure project companies to infrastructure project companies to secure borrowings, which could give rise to future additional capital disbursements should the guaranteed events take place (contingent capital guarantees)
Two types of guarantees are given by ex-infrastructure project companies to infrastructure project companies:

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•
Guarantees securing the proper performance of construction and service contracts (Note 6.5.2.a).

•
Guarantees related to risks other than the correct performance of construction and service contracts, which could give rise to future additional capital disbursements should the guaranteed events take place (some of which are also included in note 6.5.2.a) because they are bank guarantees).

The latter guarantees are explained in further detail in this section since, as mentioned in Note 5.2. on the cash and cash equivalent and borrowings, infrastructure project company borrowings are without recourse to the shareholders or with limited recourse to the guarantees provided and, therefore, it is relevant to distinguish the guarantees which, should the guaranteed event occur, could be enforced and lead to payments to the infrastructure project companies or the holders of their debt, other than the committed capital or investment mentioned in Note 6.5.3. They are referred to as contingent capital guarantees.
The detail, by beneficiary company, purpose and maximum amount, of outstanding guarantees of this nature at December 31, 2022 relating to fully consolidated infrastructure project companies, is as follows. It should be noted that these amounts relate to Ferrovial share:
BENEFICIARY COMPANY (PROJECT)	GUARANTEE PURPOSE	AMOUNT
Conc. Prisiones Lledoners	Technical guarantee to repay amounts to the bank in the event of termination of the contract. Does not cover insolvency (default) or breach by the awarding entity	66
GUARANTEES FOR CONSTRUCTION PROJECTS		66
I-66	Guarantee covering project cost overruns	14
GUARANTEES FOR TOLL ROAD PROJECTS		14
Centella + Tap Mauro	Bank guarantees to cover the achievement of various milestones and payment of any fines during the initial execution period. PCG to cover the liquidity gap up to EUR 20 million	38
GUARANTEES FOR ENERGY AND MOBILITY PROJECTS		38
Dalaman	Bank guarantee to cover the debt service reserve account	6
AIRPORT PROJECT GUARANTEES		6
TOTAL GUARANTEES FOR FULLY-CONSOLIDATED INFRASTRUCTURE PROJECTS		124
In Toll Roads, the I-66 project is also secured by a bank guarantee given by third parties in the amount of EUR 3 million covering potential cost overruns.
At December 31, 2022, the detail of the amounts of the guarantees in relation to the financing of the equity-accounted infrastructure projects whose the borrowings are not therefore included in the Group’s consolidated financial statements, is as follows:
BENEFICIARY COMPANY (PROJECT)	GUARANTEE PURPOSE	AMOUNT
Serrano Park (Cintra)	Guarantee covering repayment of borrowings	3
Bucaramanga	Guarantee limited to construction works cost overruns	3
ETR Extension	Guarantee covering project cost overruns	12
407 EXT PHASE II	Guarantee covering debt ratios	6
TOTAL GUARANTEES FOR EQUITY-ACCOUNTED INFRASTRUCTURE PROJECT COMPANIES		25
There is also a corporate guarantee in the amount of EUR 23 million in relation to the Radial 4 project, of which Cintra’s share is EUR 14.95 million. At year-end 2022, both the EUR 14.95 million of the guarantees given and the EUR 5.3 million in default interest accruing since the proceeding began were fully provisioned (Note 6.5.1.a).
b.2) Other guarantees given to concession companies (Note 3.2)
The “Thalia” Group operates four waste treatment plants generating energy during the process in the UK. The plants are run under construction and operation concessions granted by the local authorities. Three are already operational in Cambridge, North York and Milton Keynes, and operations are expected to begin at the Isle of Wight plant in 2023. The concession agreements expire between 2033 and 2042.
The plants were being operated by Thalia, which was still part of the Amey Group, so the contractual commitments were secured by Amey and by Cespa, the parent company of the waste treatment business in Spain that was sold to a third party in 2021. Thalia’s assets were excluded from the scope of the Amey sale. As the Amey sale was completed in December 2022, those assets had already been transferred within the Ferrovial Group. In parallel, the guarantees securing fulfillment of commitments relating to the assets are expected to be transferred to other Group companies in 2023.

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The guarantees given by various Group companies totaled GBP 322 million in 2022. The guarantee may be limited in certain specific scenarios involving fraud, willful misconduct or abandonment of the asset.
In recent years, the plants have had issues in both the construction phase and the commissioning and operation phase, particularly in the case of Milton Keynes and the Isle of Wight plants. As indicated in Note 6.3, at year-end 2022, the Group recognized a provision for future losses relating to these plants in the amount of GBP 61 million (EUR 70 million). The provision does not include overhead costs of the business estimated at GBP 7 million per annum.
b.4) Guarantees given in divestment processes
The sale agreements entered into during the divestment of the former Services Division include various guarantees given to the buyers in connection with a number of potential lawsuits or litigation in progress on the transaction dates.
Guarantees that met the relevant requirements of accounting legislation (IAS 37) were provisioned at the year-end. These provisions amount to EUR 22 million.
The main guarantees are as follows:
Litigation relating to the penalty proceedings opened by the Spanish National Markets and Competition Commission (CNMC) in relation to the road maintenance sector:
In July 2019, the CNMC initiated penalty proceedings against Ferroser Infraestructuras, S.A. (currently Serveo Infraestructuras S.A.), as well as against other companies in the sector, due to alleged anti-trust practices during tendering for maintenance and operations services for the State Road Network, arranged by the Ministry of Public Works.
In August 2021, notice was received of a Resolution by the CNMC’s Board declaring a very serious infringement of Article 1 of the Spanish Competition Law (LDC) and Article 101 of the Treaty on the Functioning of the European Union (TFUE). The Board imposed a fine of EUR 5.7 million.
A contentious-administrative appeal was filed against the resolution at the National High Court. In December 2021, notification was received of the admission of the appeal. On February 22, 2022, notification was received of the decision to suspend the penalty resolution in relation to both the fine and the prohibition on contracting. The appealed was suspended on May 10, 2022.
Ferroser Infraestructuras, S.A. (now Serveo Infraestructuras, S.A.) is one of the companies sold as a result of the divestment of the infrastructure maintenance business in Spain completed on January 31, 2022 and is therefore no longer controlled by Ferrovial, S.A.
Ferrovial gave a guarantee of EUR 6 million to the buyer in relation to this lawsuit, though for a limited period. This amount has been provisioned.
Tax Proceedings
At December 31, 2022, guarantees had been granted to PREZERO in connection with various ongoing tax proceedings. The amount of the guarantees, which has been provisioned, amounts to €5.9 million.
c) Security interests in assets
The security interests in assets, for each of the years 2022 and 2021, are described in the following notes:
•
Guarantees given for fixed assets (Note 3.4) for 2022 and 2021.

•
Security interests in deposits or restricted cash (Note 5.2) for 2022 and 2021.

d) Guarantees received from third parties
At December 31, 2022, Ferrovial had received guarantees from third parties totaling EUR 1,631 million, mainly in the Ferrovial Construction companies in the United States (EUR 1,131 million), the Budimex Group (EUR 166 million) and other construction companies (EUR 354 million). Particularly noteworthy were the companies in the UK (EUR 107 million) and Australia (EUR 87 million).
These third party guarantees are technical guarantees that are offered by certain subcontractors or suppliers in the construction business in order to guarantee full compliance with their contractual obligations with regard to the work they are engaged to complete, and may not be sold or pledged.

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6.5.3. Commitments
As described in Note 1.1, the infrastructure projects are performed under long-term contracts where the concession operator is a company in which the Group has interests, either alone or together with other partners, and the borrowings necessary for financing the project are allocated to the project itself, without recourse to the shareholders or with recourse limited to the guarantees provided, under the terms set forth in Note 5.2 From a management viewpoint, Ferrovial takes into account only the investment commitments relating to project capital, since the investment in the assets is financed by the project company’s borrowings.
a) Investment commitments
At December 31, 2022, the investment commitments undertaken by the Group in relation to capital contributions to infrastructure projects amounted to EUR 1,163 million (EUR 517 million in 2021). The increase during 2022 is explained primarily by the commitments made by Ferrovial to contribute capital to the new Terminal One at New York’s JFK Airport. The investment commitments at December 31, 2022 amounted to EUR 1,008 million. Additionally, with regard to Dalaman International Airport, there is a commitment to contribute equity of EUR 16 million, mainly related to a deferred payment (Note 1.1.6). This increase in investment commitments was partially offset by a reduction in capital committed to the Toll Roads business due primarily to the investments made in toll road projects in the US and Slovakia in 2022.
A breakdown of the Group’s commitments to invest in infrastructure project company capital is as follows:
(Million euro)	2023	2024	2025	2026	2027	2028 AND BEYOND	TOTAL
Toll roads	89	10	-	-	-	-	100
Airports	16	-	-	-	-	-	16
Energy and mobility	3	-	-	-	-	-	3
INVESTMENTS IN FULLY CONSOLIDATED INFRASTRUCTURE PROJECT COMPANIES	108	10	-	-	-	-	118
Toll roads	5	-	26	-	-	-	31
Airports	221	474	249	69	-	-	1,013
Construction	1	-	-	-	-	-	1
INVESTMENTS IN EQUITY-ACCOUNTED INFRASTRUCTURE PROJECT COMPANIES	227	474	276	69	-	-	1,045
TOTAL INVESTMENTS IN INFRASTRUCTURE PROJECT COMPANIES	335	484	276	69	-	-	1,163
The Toll Roads Division includes EUR 54 million (EUR 349 million in 2021) in relation to the I-66 project. The Energy and Mobility investment commitments relate to a solar plant in Seville.
Under the AGS refinancing agreement described in Note 5.4.c.v Ferrovial also committed to inject up to GBP 15 million into AGS (50% share capital - 50% debt) subject to the fulfillment of certain liquidity conditions to the maturity date of the loan in 2024. Total commitments to contribute capital to the equity-accounted airport infrastructure project companies stand at EUR 1,013 million.
In addition, commitments were made to invest up to EUR 53 million in companies in which Ferrovial holds non-controlling interests that are engaged in innovation projects related primarily to energy and mobility.
b) Environmental commitments
Any operation undertaken mainly to prevent, reduce or repair damage to the environment is treated as an environmental activity.
Costs incurred to protect and improve the environment are taken to profit or loss in the year in which they are incurred, irrespective of when the resulting monetary or financial flow takes place.
Provisions for probable or certain environmental liability, litigation in progress and indemnities or other outstanding obligations of undetermined amount not covered by insurance policies are recorded when the liability or obligation giving rise to the indemnity or payment arises.
6.6 SHARE-BASED REMUNERATION SCHEMES
Performance-based share plan
At year-end 2022, Ferrovial had a long-term incentive plan approved by the Board of Directors on December 19, 2019. The plan has been in force for three years (2020, 2021 and 2022) and consists of awarding Ferrovial shares. The annual cost

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of the plan can not exceed EUR 22 million and it is conditional upon employees remaining at the Company for three years as from the date it was granted (barring special circumstances) and upon the achievement during the vesting period of ratios calculated on the basis of business cash flow and total shareholder return with respect to a comparable group.
The plan is intended for executive directors, senior managers and managers. The application of this form of remuneration to executive directors was authorized by the Company’s Annual General Meeting on April 17, 2020.
There were 1,782,127; 2,054,531 and 2,468,724 shares outstanding at December 31, 2022, 2021 and 2020 relating to these plans, respectively.
Changes to the share-based remuneration schemes in 2022, 2021 and 2020 are summarized below:
	2022	2021	2020
Number of shares at beginning of year	2,054,531	2,468,724	3,125,747
Plans granted	702,675	909,578	622,004
Plans settled	(356,958)	(292,413)	(930,106)
Resignations and other	(526,552)	(954,346)	(307,068)
Shares exercised	(91,569)	(77,012)	(41,853)
Number of shares at year-end	1,782,127	2,054,531	2,468,724
These share award plans include the plans described above in Note 19 on remuneration of executive directors and senior managers.
The impact of these remuneration schemes on the Group’s income statement in 2022 was an expense of EUR 8 million (income of EUR 9 million in 2021 and EUR 10 million in 2020), with a balancing entry in equity. The change in relation to the previous year is due to the fact that a smaller amount was reversed from the provision during the year to bring the cost into line with plan fulfillment (higher degree of fulfillment).
On December 15, 2022, the Board of Directors approved a new long-term incentive plan. The plan will be in force for three years (from 2023 to 2025) and consists of awarding Ferrovial shares. Its annual cost can not exceed EUR 22.7 million and it is conditional upon employees remaining at the Company for three years as from the date it is granted (barring special circumstances) and upon the achievement during the vesting period of ratios calculated on the basis of: (i) business cash flow; (ii) total shareholder return with respect to a comparable group; and (iii) objectives related to greenhouse gas emissions, diversity and health and safety at work.
The plan is intended for executive directors, senior managers and managers. The application of this form of remuneration to Ferrovial’s executive directors will be submitted for approval by the next Annual General Meeting.
Measurement of the performance-based share plan is described in Note 1.3.3.3.
6.7 RELATED-PARTY TRANSACTIONS
The commercial transactions between the Company (or its Group companies) and related parties carried out in 2022, 2021 and 2020 are disclosed below, in three separate categories: a) transactions between Ferrovial and its directors or senior managers; b) transactions between subsidiaries of Ferrovial and the Company’s directors and senior managers; and c) transactions between Group companies.
Where the profit or loss from a transaction cannot be disclosed, as it pertains to the provider entity or individual, the transaction is marked with an asterisk (*).
a) Transactions between Ferrovial and its directors or senior managers
This includes the transactions carried out between Ferrovial and its directors and senior executives, their close family members or entities in which one or the other holds control or joint control, or those in which the directors of the Company are executives or directors at the same time or over which they could exercise significant influence[1]. If the party related to the Company was a related party for a part of the year, the transactions carried out in that period are indicated.
There were no transactions of this type during fiscal years 2021 or 2022. In 2020, there were transactions, specifically the receipt of insurance services, of EUR 7 thousand with Marsh.
[1] In relation to these latter entities, the ordinary transactions, which were completed on standard customer terms and are immaterial, are not included in accordance with Article 229.1 a) of the Spanish Companies Act.

SECTION 6: OTHER DISCLOSURES
b) Transactions between subsidiaries of Ferrovial and their directors or senior managers
This includes the transactions carried out between Ferrovial and its directors and senior executives, their close family members or entities in which one or the other holds control or joint control, or those in which the directors of the Company are executives or directors at the same time or over which they could exercise significant influence[1]. If the party related to the Company was a related party for a part of the year, the transactions completed in that period are indicated.
[1] In relation to these latter entities, the ordinary transactions, which were completed on standard customer terms and are immaterial, are not included in accordance with Article 229.1 a) of the Spanish Companies Act.
Until the entry into effect on July 3, 2021 of Law 5/2021, of April 12, amending the revised text of the Spanish Companies Act and other financial regulations, regarding the promotion of long-term shareholder involvement in listed companies, Order EHA 3050/2004, of September 15, 2004, on the information on related-party transactions to be provided by companies issuing securities admitted to trading on official secondary markets (the “EHA Order”) was applied.
At December 31, 2022:
(Thousand euro) NAME / COMPANY NAME	TRANSACTIONS	AMOUNT	PROFIT OR LOSS	BALANCE
Rafael del Pino y Calvo-Sotelo	Services rendered	2	-	-
María del Pino y Calvo-Sotelo	Services rendered	5	1	-
Criu, S.L.	Services rendered	1	-	-
Polan, S.A.	Services received	(12)	-	-
Polan, S.A.	Services provided	17	1	-
At December 31, 2021:
(Thousand euro) NAME / COMPANY NAME	TRANSACTIONS	AMOUNT	PROFIT OR LOSS	BALANCE
Rafael del Pino y Calvo-Sotelo	Services rendered	7	-	1
María del Pino y Calvo-Sotelo	Services rendered	6	1	-
Criu, S.L.	Services rendered	17	1	2
Polan, S.A.	Services provided	159	1	59
At December 31, 2020:
(Thousand euro) NAME / COMPANY NAME	TRANSACTIONS	AMOUNT	PROFIT OR LOSS	BALANCE
Rafael del Pino y Calvo-Sotelo	Services rendered	7	-	1
María del Pino y Calvo-Sotelo	Services rendered	8	1	-
Ana María Calvo-Sotelo y Bustelo	Services rendered	45	2	4
Criu, S.L.	Services rendered	19	1	2
Cummins and group companies	Services rendered	(1,129)	-	-
Maxam holding and group companies	Services rendered	1	-	-
Marsh and group companies	Receipt of insurance services	(6,877)	-	13
Polan, S.A.	Services rendered	152	2	42
Centro de Innovación de Infraestructuras Inteligentes Foundation	Collaboration agreements	(800)	-	-
	Services rendered	18	-	-
Haya Real Estate, S.A.	Services rendered	-	-	1
Holcim Ltd. and group companies	Purchase of cement and related materials	(1,724)	-	(53)
	Waste collection	52	1	18
Sidecu, S.A.	Services rendered	1	-	-
c) Transactions between Group companies
The transactions referred to below were completed between the Company’s subsidiaries in the ordinary course of business, in terms of purpose and conditions, and were not eliminated on consolidation for the following reason.
As explained in detail in Note 1.3.2., balances and transactions relating to construction work performed by the Construction Division for the Group’s infrastructure concession operators are not eliminated on consolidation since, at

SECTION 6: OTHER DISCLOSURES
the consolidated level, contracts of this type are classed as construction contracts in which the work, while being executed, is deemed to be performed for third parties, as the ultimate owner of the works is the awarding entity from both a financial and a legal viewpoint.
In 2022, 2021 and 2020, Ferrovial’s Construction Division billed those concession operators for EUR 865,487 thousand in 2022, EUR 955,920 thousand in 2021 and EUR 974,587 thousand in 2020 for work performed and related advance payments and, in this respect, recognized sales for that construction work totaling EUR 1,030,639 thousand in 2022, EUR 1,016,628 thousand in 2021 and EUR 1,025,252 thousand in 2020.
In 2022, the profit from these transactions attributable to the Company’s holdings in the concession operators in question and not eliminated on consolidation, net of taxes and non-controlling interests, was EUR -60,507 thousand. In 2021, this amounted to EUR 5,748 thousand and in 2020 to EUR -18,702 thousand.
6.8 AUDIT FEES
The following is a disclosure of the total fees relating to the “audit services” provided by the auditors of the 2022, 2021 and 2020 consolidated financial statements of the Group companies, including both the lead auditor of Ferrovial S.A. and the other auditors of all its subsidiaries. Other non-audit services provided by the Group’s principal auditor during 2022, 2021 and 2020 are also disclosed.
“Fees for audit services” relates to strictly statutory audit services.
“Tax fees” relate to fees incurred for tax compliance, tax advice and tax planning.
“Other services that must be provided by the auditor under applicable legislation” only include, as the name indicates, those that are mandatory, such as the limited review of the Company’s interim accounts or the issuance of comfort letters for debt issues.
Both the figures for 2022 and, for comparative purposes, those for 2021 exclude the fees of those companies that, as a result of the divestment processes, have already left Ferrovial’s perimeter.
Total “non-audit services” and “tax services” provided by the principal auditor represent 11.8%, 2.8% and 19.2% of the total fees for audit services in 2022, 2021 and 2020, respectively.
(Million euro)	2022	2021	2020
Fees for audit services	4.94	4.50	4.32
Group Auditor	4.79	4.29	2.84
Other Auditors	0.15	0.20	1.48
Fees for audit related services	0.42	0.40	0.31
Group Auditor	0.42	0.40	0.26
Other Auditors	-	-	0.05
Tax fees	0.01	0.04	0
Group Auditor	0.01	0.04	0
Other non-audit services	0.56	0.08	0.55
Group Auditor	0.56	0.08	0.55
Approval from the Audit and Control Committee is required for non-audit services provided by the external auditor.
6.9 RESTRICTED NET ASSETS
Certain of our consolidated entities are restricted from remitting certain funds to us in the form of cash dividends or loans by a variety of regulations and contractual or statutory requirements. These restrictions are related to standard requirements to maintain restricted cash and debt service coverage ratios in our infrastructure project companies. Additionally, for certain entities, dividend payments may be restricted during construction phases. As of December 31, 2022, the net assets of these subsidiaries reached EUR 2,839 million.
The Group performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities Exchange Commission (“SEC”) Regulation S-X Rule 4-08 (e) (3) ‘General Notes to Financial Statements’ and Rule 5-04 (c) ‘what schedules are to be filed’, and concluded that restricted net assets exceed 25% of Ferrovial’s consolidated net assets at December 31, 2022. Therefore, the separate condensed financial statements of Ferrovial, S.A. (the parent company’s accounting predecessor as of and for the years ended December 31, 2022, 2021 and 2020), as per SEC Regulation S-X Rule 12-04 ‘Condensed financial information of registrant’, are presented in Note 6.11 (former parent company).

SECTION 6: OTHER DISCLOSURES
6.10 EVENTS AFTER THE REPORTING DATE
In February 2023, and as a result of the reverse merger transaction described in Note 1.1.2, Ferrovial committed to repurchase its subordinate hybrid bond. As of June 2023, the company obtained acceptance of 94.28% of the amount of the issuance to which the offer was directed. Specifically, out of the EUR 500 million that the placement amounted to, holders of a total of EUR 471.44 million accepted Ferrovial’s early purchase proposal, leaving a balance of around EUR 29 million in short term debt to be paid at June month end. The company executed the fully cancellation of the bond by August 7, so at the close of these financial statements no balance is recorded regarding this hybrid bond.
On March 30, 2023, the Group successfully renewed its Euro Commercial Paper Program (ECP) for a maximum outstanding balance of up to EUR 1,500,000,000, which was registered at the Irish Stock Exchange. On September 7, 2023, the Company has successfully completed the pricing of an issue of sustainability-linked bonds amounting to 500 million euro, with maturity date on September 13, 2030. The bonds will bear interest at a rate of 4.375% per annum payable annually. The issue price is 99.587% of the nominal value of the securities. The bonds have been fully subscribed and paid up by investors, and are admitted to trading on the regulated market of the Irish Stock Exchange.
In June 2023 Ferrovial agreed to sell its 89.2% stake in the Azores toll road in Portugal to the infrastructures management funds Horizon Equity Partners SA and RiverRock European Capital Partners LLC for EUR 42.6 million. The completion of the transaction is subject to approval by Portuguese authorities and financial entities.
Also in June 2023, the parent company approved a long-term share-based remuneration system for members of the Board of Directors.
On September 12, 2023, the Supreme Court gave a judgment in favor Ferrovial regarding the resolution arising from the tax audit for 2006 Spanish Corporate Income Tax. The dispute was in connection with the Group’s 2006 Spanish CIT assessment relating to the application of a deduction for export activities relating to an investment made to acquire the ownership interest in the former BAA (now Heathrow Airport Holding Limited). The estimated amount claimed to Ferrovial by the Spanish Tax Authorities at December 2022 including interest was EUR 119,9 million.
The ruling definitively resolves the dispute and declares the tax audit null and void. As this resolution provides evidence of conditions that existed at the end of the reporting period and this dispute was outstanding at the beginning of 2020, first year of reporting of these financial statements, no liability has been recognized in these financial statements as a result of the dispute.
The accounting treatment of this litigation differs from that considered in the financial statements corresponding to the periods 2020, 2021, and 2022 that the Company reported to the Spanish Exchange Commission (CNMV) during these years, and which also reported to the Authority of the Financial Markets in The Netherlands (AFM) and the CNMV in the first report made in June 2023 after the merger operation discussed in Note 1.1.2, in which there was a provision recorded in the balance sheet for this litigation in the amount of EUR 126 million in 2022 (EUR 123 million in 2021). The difference in the balance sheet for these periods corresponds to the financial update of said provision, according to the legal interest rates applicable in Spain, recorded with an impact on the income statement for each year, and whose effect also differs from that reflected in these financial statements, in which such expenses have not been recorded.
Finally, on September 27, 2023, the EU General Court issued a ruling overturning the EU Commission’s Decision of October 15th, 2014 which considered as State Aid incompatible with the EU Treaty the Spanish tax depreciation of financial goodwill, in case of indirect acquisitions of non-resident companies. The ruling upholds the appeals of the Kingdom of Spain and several Spanish companies, including Ferrovial, and argues that the Commission’s decision violates the principles of legal certainty and protection of legitimate expectations. The decision can be appealed by the European Commission before the EU Court of Justice and, if upheld, the Spanish Tax Administration must refund the initially claimed amounts.

SECTION 6: OTHER DISCLOSURES
6.11 FERROVIAL, S.A. (FORMER PARENT COMPANY)
The Parent Company’s condensed statements of financial position and related income statements, statements of comprehensive income, statements of changes in equity, and cash flow statements are as follows:
FERROVIAL, S.A. STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2022 AND 2021
Assets (Millon euro)	2022	2021
NON-CURRENT ASSETS	10,398	9,199
Right of use	3	3
Long-term investments in Group companies and associates	10,373	9,170
Equity instruments	10,373	9,170
Other non-current financial assets	3	9
Deferred tax assets	7	6
Long-term financial derivatives at fair value	12	11
CURRENT ASSETS	317	121
Financial assets available for sale	—	1
Receivables	86	77
Group companies and associates	34	21
Current tax assets	8	13
Public administrations	44	43
Short-term investments in Group companies and associates	218	6
Short-term prepayments	2	2
Cash and cash equivalents	11	35
TOTAL ASSETS	10,715	9,320
Liabilities and equity (Million euro)	2022	2021
EQUITY	4,413	4,035
Share capital	145	147
Share and merger premium	—	218
Treasury shares	(26)	(124)
Measurement adjustments	1	10
Retained earnings and other reserves	4,293	3,784
NON-CURRENT LIABILITIES	3,508	2,937
Long-term provisions	63	60
Long-term lease liabilities	2	3
Debentures and borrowings	802	60
Long-term financial derivatives at fair value	5	31
Long-term payables to Group companies	2,633	2,779
Deferred taxes	3	4
CURRENT LIABILITIES	2,794	2,348
Short-term lease liabilities	1	—
Debentures and borrowings	699	491
Short-term Financial derivatives at fair value	—	8
Short-term payables to Group companies	2,077	1,831
Trade and other payables	16	17
Trade payables	1	1
Other short-term payables	15	16
Short-term provisions	1	1
TOTAL LIABILITIES	10,715	9,320

SECTION 6: OTHER DISCLOSURES
FERROVIAL, S.A. INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(Million euro)	2022	2021	2020
Revenue	32	30	32
Services rendered	32	30	32
Personnel expenses	(29)	(21)	(32)
Wages, salaries and similar remuneration	(28)	(20)	(31)
Personnel welfare expenses	(1)	(1)	(1)
Fixed asset depreciation	(1)	—	—
Other operating expenses	(18)	(16)	(33)
Operating profit/(loss)	(16)	(7)	(33)
Financial income	1,024	11	70
From marketable securities and other financial instruments	13	10	17
Dividends received from subsidiaries	1,011	1	53
Financial expenses	(66)	(54)	(64)
On payables to Group companies and associates	(45)	(45)	(51)
On payables to third parties	(21)	(9)	(13)
Change in fair value of financial instruments	60	21	10
Foreign exchange differences	(5)	2	2
Impairment and profit/(loss) on disposals of financial instruments	(64)	(7)	19
Impairment and losses	(60)	(7)	19
Profit/(loss) on disposals	(4)	—	—
NET FINANCIAL INCOME/(EXPENSE)	949	(27)	37
PROFIT/(LOSS) BEFORE TAX	933	(34)	4
Corporate income tax	30	5	22
PROFIT/(LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS	963	(29)	26
Net earnings per share (in euros)
	Basic 1.33	-0.04	0.04
	Diluted 1.33	-0.04	0.04

SECTION 6: OTHER DISCLOSURES
FERROVIAL, S.A. STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(Million euro)	2022	2021	2020
a) Net profit/(loss)	964	(29)	26
b) Income and expense recognized directly in equity	37	7	3
Impact on hedge reserves	58	13	4
Tax effect	(15)	(3)	(1)
Impact on financial assets at fair value	(8)	(4)	—
Tax effect	2	1	—
c) Transfers to income statement	(46)	—	—
Impact on hedge reserves	(62)	—	—
Tax effect	16	—	—
a)+ b)+ c) TOTAL COMPREHENSIVE INCOME	955	(22)	29

SECTION 6: OTHER DISCLOSURES
FERROVIAL, S.A. STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(Million euro)	Share capital	Share/Merger premium	Treasury shares	Measurement adjustments	Retained earnings and other reserves	TOTAL
Balance at 01.01.2022	147	218	(124)	10	3,784	4,035
Consolidated profit/(loss) for the year 2022	—	—	—	—	964	964
Income and expense recognized directly in equity	—	—	—	37	—	37
Transfers to income statement	—	—	—	(46)	—	(46)
Total income and expenses recognized for the year	—	—	—	(9)	964	955
Scrip dividend agreement	3	—	—	—	(135)	(132)
Treasury share transactions	(5)	(218)	98	—	(321)	(446)
Shareholder remuneration	(2)	(218)	98	—	(456)	(578)
Share-based remuneration schemes	—	—	—	—	—	—
Other movements	—	—	—	—	1	1
Other transactions	—	—	—	—	1	1
Balance at 12.31.2022	145	—	(26)	1	4,293	4,413
(Million euro)	Share capital	Share/Merger premium	Treasury shares	Measurement adjustments	Retained earnings and other reserves	TOTAL
Balance at 01.01.2021	147	647	(13)	3	3,760	4,544
Consolidated profit/(loss) for the year 2021	—	—	—	—	(29)	(29)
Income and expense recognized directly in equity	—	—	—	7	—	7
Transfers to income statement	—	—	—	—	—	—
Total income and expenses recognized for the year	—	—	—	7	(29)	(22)
Scrip dividend agreement	3	3	—	—	(34)	(28)
Treasury share transactions	(3)	(432)	(111)	—	111	(435)
Shareholder remuneration	—	(429)	(111)	—	77	(463)
Share-based remuneration schemes	—	—	—	—	(23)	(23)
Other movements	—	—	—	—	(1)	(1)
Other transactions	—	—	—	—	(24)	(24)
Balance at 12.31.2021	147	218	(124)	10	3,784	4,035
(Million euro)	Share capital	Share/Merger premium	Treasury shares	Measurement adjustments	Retained earnings and other reserves	TOTAL
Balance at 01.01.2020	147	995	(75)	—	3,812	4,879
Consolidated profit/(loss) for the year 2020	—	—	—	—	26	26
Income and expense recognized directly in equity	—	—	—	3	—	3
Transfers to income statement	—	—	—	—	—	—
Total income and expenses recognized for the year	—	—	—	3	26	29
Scrip dividend agreement	3	(92)	—	—	(30)	(119)
Treasury share transactions	(3)	(256)	62	—	(62)	(259)
Shareholder remuneration	—	(348)	62	—	(92)	(378)
Merger reserve Ferrovial Inversiones	—	—	—	—	21	21
Company restructuring impact	—	—	—	—	21	21
Share-based remuneration schemes	—	—	—	—	(7)	(7)
Other movements	—	—	—	—	—	—
Other transactions	—	—	—	—	(7)	(7)
Balance at 12.31.2020	147	647	(13)	3	3,760	4,544

SECTION 6: OTHER DISCLOSURES
FERROVIAL, S.A. CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
Million Euro	2022	2021	2020
Profit/(loss) before tax	934	(35)	4
Profit/(loss) adjustments:	352	29	22
Fixed asset depreciation	1	1	3
Net financial income/(expense)	67	27	25
Other adjustments (cash inflows/outflows with no profit/(loss) impact)	284	1	(6)
Changes in working capital	(216)	(13)	(15)
Other cash flows from operating activities:	1	(12)	(15)
Interest payments	(48)	(53)	(40)
Interest receipts	1	3	3
Income tax receipts/(payments) and tax consolidation	48	38	22
CASH FLOWS FROM OPERATING ACTIVITIES	1,071	(31)	(4)
Payments on investments:	(1,586)	(908)	(394)
Group companies, associates and business units	(1,586)	(908)	(394)
Receipts from divestments:	33	20	556
Group companies, associates and business units	33	20	556
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	(1,552)	(888)	162
Receipts and (payments) from financial liability instruments:	1,003	762	785
Change in Group company balances	68	1,602	618
External debt Issuance	935	1	167
External debt Repayment	—	(841)	—
Payments of dividends and returns on other equity instruments	(578)	(463)	(377)
Scrip dividend	(132)	(31)	(122)
Treasury share purchases	(446)	(432)	(255)
Receipts and (payments) on hedging instruments	38	7	27
Lease payments	(1)	(1)	(3)
CASH FLOWS FROM FINANCING ACTIVITIES	463	305	432
Effect of exchange rate on cash and cash equivalents	(5)	(1)	(17)
Net increase/(decrease) in cash and cash equivalents	(23)	(615)	573
Cash and cash equivalents at beginning of year	35	650	77
Cash and cash equivalents at year-end	12	35	650
6.12 APPENDICES

SECTION 6: OTHER DISCLOSURES
Appendix I. Subsidiaries (fully-consolidated companies) (million euro)
Entity	Type	Parent	% Ownership	Net Cost Ownership	Audit
CONTINUED ACTIVITIES
CORPORATION
NETHERLANDS (Registered Office: Amsterdam, Netherlands)
Ferrovial Netherlands B.V.		Ferrovial SE	100.0%	2	1
Ferrovial Services Netherlands B.V.		Ferrovial SE	100.0%	14	2
Ferrovial Ventures NL B.V.		Ferrovial SE	100.0%	9
SPAIN (Registered Office: Madrid, Spain)
Ferrovial Inversiones, S.A. (a)		Ferrovial SE	100.0%	67
Can-Am, S.A. (a)		Ferrovial SE	100.0%	-
Ferrovial Emisiones, S.A. (a)		Ferrovial SE	99.0%	-	1
Ferrovial Corporación, S.A. (a)		Ferrovial SE	100.0%	5	1
Ferrofin, S.L. (a)		Ferrovial Construcción, S.A. (a)	52.0%	265
Ferrofin, S.L. (a)		Ferrovial SE	48.0%	230
Temauri, S.L. (a)		Ferrovial SE	100.0%	7
Ferrovial 001, S.A. (a)		Ferrovial SE	100.0%	-
Ferrovial 004, S.A. (a)		Ferrovial SE	100.0%	17
Ferrovial 008, S.L. (a)		Ferrovial SE	100.0%	-
Ferrovial 009, S.L. (a)		Ferrovial SE	100.0%	-
Ferrovial Venture VI, S.A.U. (a)		Ferrovial SE	100.0%	-
Ferrovial Ventures, S.A.U. (a)		Ferrovial SE	100.0%	15
Acadia Servicios de Medioambiente, S.L. (a)		Ferrovial SE	100.0%	-
Autovía de Aragón, Sociedad Concesionaria, S.A.	P	Ferrovial SE	15.0%	3	2
Pilum, S.A.	P	Ferrovial SE	94.1%	1	2
Ferrovial Aravia, S.A.	P	Ferrovial SE	15.0%	-	2
Sitkol, S.A.U. (a)		Ferrovial 001, S.A. (a)	100.0%	-
UNITED KINGDOM (Registered Office: Oxford, United Kingdom)
Ferrocorp UK Ltd.		Ferrovial SE	100.0%	1	1
Entity	Type	Parent	% Ownership	Net Cost Ownership	Audit
UNITED KINGDOM (Registered Office: London, United Kingdom)
Ferrovial Ventures, Ltd.		Ferrovial SE	100.0%	7	1
Ferrovial Services UK, Ltd.		Ferrovial Services International SE	100.0%	9
IRELAND (Registered Office: Dublin, Ireland)
Landmille, Ltd		Ferrovial SE	100.0%	107	3
LUXEMBOURG (Registered Office: Luxembourg)
Krypton RE, S.A.		Ferrovial SE	100.0%	8	1
UNITED STATES (Registered Office: Austin, United States)
Ferrovial Holding US Corp		Cintra Infraestructures SE	100.0%	3,327
Landmille US LLC		Ferrovial Holding US Corp	100.0%	-	3
UNITED STATES (Registered Office: Wilmington, United States)
Ferrovial IT US, LLC		Ferrovial Holding US Corp	100.0%	-
CONSTRUCTION
GERMANY (Registered Office: Cologne)
Budimex Bau GmbH		Budimex S.A.	100.0%	-
ARABIA (Registered Office: Riyadh)
Ferrovial Agroman Company		Ferrovial Construcción, S.A. (a)	97.5%	3	7
AUSTRALIA (Registered Office: Sydney)
Ferrovial Construction (Australia) PTY LTD		Ferrovial Construction Holding. Ltd	100.0%	11	1
BRASIL (Registered Office: Bela Vista, Sao Paulo)
Constructora Ferrovial Ltd. (Brasil)		Ferrovial Construction International SE	100.0%	-
CANADA (Registered Office: Alberta, Canada)

SECTION 6: OTHER DISCLOSURES
Entity	Type	Parent	% Ownership	Net Cost Ownership	Audit
Ferrovial Services Alberta Limited		Ferrovial Services Canada (Holdings) Limited	100.0%	-
CANADA (Registered Office: Markham-Ontario)
Ferrovial Construction Canada Inc.		Ferrovial Construction International SE	100.0%	-	1
Ferrovial Services Ontario Limited		Ferrovial Services Canada (Holdings) Limited	100.0%	-
Ontario Transit FCCI (Hold Co) Inc.		F&A Canada	100.0%	-	1
CANADA (Registered Office: Toronto, Canada)
Ferrovial Services Canada (Holdings) Limited		Ferrovial Construction International SE	100.0%	6	5
CHILE (Registered Office: Santiago, Chile)
Constructora Ferrovial Ltda.		Ferrovial Empresa Constructora Ltda.	97.2%	-	1
Ferrovial Construcción Chile S.A.		Ferrovial Empresa Constructora Ltda.	100.0%	33	1
Ferrovial Empresa Constructora Ltda		Ferrovial Construction International SE	100.0%	24	1
Siemsa Chile S.p.A		Siemsa Industria S.A. (a)	100.0%	-
COLOMBIA (Registered Office: Santiago de Chile)
Ferrovial Construcción Colombia, S.A.S		Ferrovial Construction International SE	100.0%	-
SLOVAKIA (Registered Office: Bratislava)
D4R7 Construction S.R.O		Ferrovial Construction Slovakia S.R.O.	65.0%	3	3
Ferrovial Construction Slovakia S.R.O		Ferrovial Construction Holdings Ltd	99.0%	10	3
SPAIN (Registered Office: Barcelona)
Conc. Prisiones Lledoners,S.A. (a	P	Ferrovial Construcción, S.A. (a)	100.0%	16	1
SPAIN (Registered Office: Bilbao)
Cadagua, S.A. (a)		Ferrovial Construcción, S.A. (a)	100.0%	87	1
SPAIN (Registered Office: Madrid)
Entity	Type	Parent	% Ownership	Net Cost Ownership	Audit
Cocsa, S.A. (a		Ferrovial Construcción, S.A. (a)	100.0%	8	1
Ditecpesa, S.A. (a		Ferrovial Construcción, S.A. (a)	100.0%	1	1
Tecpresa Structural Solutions, S.A. (a)		Ferrovial Construcción, S.A. (a)	99.1%	2
Ferroconservación, S.A. (a)		Ferrovial Construcción, S.A. (a)	99.0%	1	1
Ferrovial Construcción, S.A. (a)		Ferrovial SE	100.0%	711	1
Ferrovial Medio Ambiente y Energía, S.A. (a)		Ferrovial Construcción, S.A. (a)	100.0%	1
Ferrovial Railway S.A. (a)		Ferrovial Construcción, S.A. (a)	98.8%	-
Siemsa Control y Sistemas S.A.U. (a)		Siemsa Industria S.A. (a)	99.0%	1
Siemsa Industria S.A. (a)		Ferrovial Construcción, S.A. (a)	99.0%	16
Arena Recursos Naturales, S.A.U. (a)		Ferrovial Construcción, S.A. (a)	100.0%	-
Urbaoeste, S.A. (a)		Ferrovial Construcción, S.A. (a)	99.0%	-
Ferrovial 010, S.A.U. (a)		Ferrovial Construcción, S.A. (a)	99.0%	-
Autovía de Aragón, Sociedad Concesionaria, S.A.		Ferrovial Construcción, S.A. (a)	55.0%	22
Pilum, S. A.	P	Ferrovial Construcción, S.A. (a)	3.8%	-
Ferrovial Aravia, S.A.	P	Ferrovial Construcción, S.A. (a)	55.0%	-
SPAIN (Registered Office: Zaragoza)
Depusa Aragón S.A. (a)	P	Ferrovial Construcción, S.A. (a)	42.3%	2	1
Depusa Aragón S.A. (a)	P	Cadagua, S.A. (a)	51.7%	2	1
UNITED STATES (Registered Office: Atlanta)
Ferrovial Construction East, LLC		Ferrovial Construction US Corp.	100.0%	440
UNITED STATES (Registered Office: Austin)

SECTION 6: OTHER DISCLOSURES
Entity	Type	Parent	% Ownership	Net Cost Ownership	Audit
Cadagua US LLC		Ferrovial Construction US Holding Corp.	100.0%	14
Cintra ITR LLC		Ferrovial Construction US Corp.	100.0%	20	1
Ferrovial Agroman 56, LLC		Ferrovial Construction Texas, LLC	44.0%	35
Ferrovial Agroman Indiana, LLC		Ferrovial Construction US Corp.	100.0%	-
Ferrovial Construction Texas, LLC		Ferrovial Construction US Corp.	100.0%	158
Ferrovial Construction US Corp.		Ferrovial Construction US Holding Corp.	100.0%	453
Ferrovial Construction US Holding Corp.		Ferrovial Holding US Corp.	100.0%	1002
Grand Parkway Infrastructure LLC		DBW Construction LLC	30.0%	-	1
Grand Parkway Infrastructure LLC		Ferrovial Construction Texas, LLC	40.0%	-	1
Ferrovial Energy Solutions, LLC		Ferrovial Construction US Holding Corp	100.0%	-
Servicios (Delaware) Inc
Servicios (Delaware) Inc.		Ferrovial Services International SE	100.0%	35
Ferrovial Services U.S., Inc.		Servicios (Delaware) Inc.	100.0%	225
Ferrovial Services Infrastructure, Inc		Ferrovial Services U.S., Inc.	100.0%	39	1
Ferrovial Services Holding US Corp		Ferrovial Holding US Corp	100.0%	31
Ferrovial Construction JFK T1 LLC		Ferrovial Construction US Corp.	100.0%	-
UNITED STATES (Registered Office: Charlotte)
Sugar Creek Construction LLC		Ferrovial Construction East, LLC	70.0%	64
UNITED STATES (Registered Office: Dallas)
Trinity Infrastructure LLC		DBW Construction LLC	40.0%	-
Entity	Type	Parent	% Ownership	Net Cost Ownership	Audit
Trinity Infrastructure LLC		Ferrovial Construction Texas, LLC	60.0%	-
UNITED STATES (Registered Office: Fort Worth)
North Tarrant Infrastructures		DBW Construction LLC	25.0%	-	1
North Tarrant Infrastructures		Ferrovial Construction Texas, LLC	75.0%	-	1
UNITED STATES (Registered Office: Georgia)
North Perimeter Contractors LLC		Ferrovial Construction East, LLC	100.0%	369	1
UNITED STATES (Registered Office: Katy)
52 Block Builders		Webber Commercial Construction, LLC	100.0%	-	1
UNITED STATES (Registered Office: Los Angeles)
California Rail Builders		Ferrovial Construction West, LLC	80.0%	-	1
Ferrovial Construction West, LLC		Ferrovial Construction US Corp.	100.0%	-
Great Hall Builders LLC		Ferrovial Construction West, LLC	70.0%	-
UNITED STATES (Registered Office: North Richland Hills)
Bluebonnet Contractor, LLC		DBW Construction LLC	40.0%.	-
Bluebonnet Contractor, LLC		Ferrovial Construction Texas, LLC	60.0%	-
UNITED STATES (Registered Office: Suffolk)
US 460 Mobility Partners LLC		Ferrovial Construction East, LLC	70.0%	-
UNITED STATES (Registered Office: The Woodlands)
DBW Construction LLC.		Webber, LLC	100.0%	40	1
PLW Waterworks LLC		Cadagua US, LLC	50.0%	2	1
PLW Waterworks LLC		Webber, LLC	50.0%	2	1

SECTION 6: OTHER DISCLOSURES
Entity	Type	Parent	% Ownership	Net Cost Ownership	Audit
Southern Crushed Concrete LLC		Webber Equipment & Materials LLC-Sucursal en Spain	100.0%	88	1
W.W. Webber, LLC		Ferrovial Construction US Holding Corp.	100.0%	584	1
Webber Barrier Services		Webber, LLC	100.0%	5	1
Webber Commercial Construction LLC		Webber, LLC	99.0%	6
Webber Equipment & Materials LLC		Webber, LLC	100.0%	227	1
Webber Holdings, LLC		Ferrovial Construction US Holding Corp.	100.0%	-
Webber Management Group LLC		Webber Equipment & Materials LLC-Sucursal en Spain	100.0%	41	1
UNITED STATES (Registered Office: Virginia)
FAM Construction LLC (I-66)		Ferrovial Construction US Corp.	70.0%	143	1
FRANCE (Registered Office: Paris)
Ferrovial Construction France, S.A		Ferrovial Construction International SE	100.0%	-
NETHERLANDS (Registered Office: Amsterdam)
Ferrovial Construction International SE		Ferrovial SE	100.0%	237	1
INDIA (Registered Office: New Delhi)
Cadagua Ferrovial India Pr Ltd		Cadagua, S.A. (a)	95.0%	-
IRELAND (Registered Office: Dublin)
Ferrovial Construction Ireland Ltd		Ferrovial Construction Holdings Ltd	100.0%	7	2
MÉXICO (Registered Office: Mexico DF)
Cadagua Ferr. Industrial México		Cadagua, S.A. (a)	75.1%	-
Cadagua Ferr. Industrial México		Ferrovial Medio Ambiente y Energía, S.A. (a)	25.0%	-
Ferrovial Agroman México, S.A. de C.V.		Ferrovial Construction International SE	100.0%	-
NEW ZEALAND (Registered Office: Wellington)
Entity	Type	Parent	% Ownership	Net Cost Ownership	Audit
Ferrovial Construction (New Zealand) Limited		Ferrovial Construcción Australia PTY LTD	100.0%	1
PERÚ (Registered Office: Lima)
Ferrovial Construcción Perú, S.A.C.		Ferrovial Construction International SE	100.0%	-
POLAND (Registered Office: Cracow)
Mostostal Kraków S.A.		Budimex SA	100.0%	2	1
Mostostal Kr		Mostostal Kraków SA	100.0%	-
POLAND (Registered Office: Kamieńsk)
FBSerwis Kamieńsk Sp. z o.o.		FBSerwis SA	80.0%	7	1
POLAND (Registered Office: Kąty Wrocławskie)
FBSerwis Wrocław Sp. z o.o.		FBSerwis SA	100.0%	-	1
POLAND (Registered Office: Ścinawka Dolna)
FBSerwis Dolny Sląsk Sp. z o.o.		FBSerwis SA	100.0%	-	1
POLAND (Registered Office: Tarnów)
FBSerwis Karpatia Sp. z o.o.		FBSerwis SA	100.0%	-	1
POLAND (Registered Office: Varsovia)
Autostrada, S.A.		Ferrovial Construcción, S.A. (a)	1.3%	-	2
POLAND (Registered Office: Warsaw)
Budimex, S.A.		Ferrovial Construction International SE	50.1%	83	1
Bx Budownictwo Sp. z o.o.		Budimex SA	100.0%	-	1
Bx Kolejnictwo SA		Budimex SA	100.0%	18	1
Bx Parking Wrocław Sp. z o.o.		Budimex SA	51.0%	1	1
FBSerwis SA		Budimex SA	100.0%	19	1
FBSerwis A Sp. z o.o.		FBSerwis SA	100.0%	-
FBSerwis B Sp. z o.o.		FBSerwis SA	100.0%	-
FBSerwis Odbiór Sp. z o.o.		FBSerwis SA	100.0%	-
FBSerwis Paliwa Alternatywne Sp. z o.o.		FBSerwis SA	100.0%	-
JZE Sp. z o.o.		FBSerwis SA	100.0%	1

SECTION 6: OTHER DISCLOSURES
Entity	Type	Parent	% Ownership	Net Cost Ownership	Audit
PUERTO RICO (Registered Office: San Juan )
Ferrovial Construcción PR, LLC		Ferrovial Construction International SE	100.0%	11
UNITED KINGDOM (Registered Office: London)
Ferrovial Construction (UK) Limited		Ferrovial Construction Holdings Ltd	100.0%	(3)	1
Ferrovial Construction Holdings Limited		Ferrovial Construction International SE	100.0%	72	1
FC Civil Solutions Limited		Ferrovial Construction Holdings Ltd	100.0%	-
TOLL ROADS
SPAIN (Registered Office: Madrid, Spain)
Cintra Infraestructuras Spain, S.L. (a)		Ferrovial SE	100.0%	627	1
Cintra Infraestructuras Ireland, S.L.U. (a)		Cintra Global SE	100.0%	3	1
Cintra Inversora Autopistas de Cataluña, S.L. (a)	P	Cintra Infraestructuras Spain, S.L. (a)	100.0%	-	1
Inversora Autopistas de Cataluña, S.L. (a)	P	Cintra Inversora Autopistas de Cataluña, S.L. (a)(a)	100.0%	-	1
Cintra Inversiones, S.L.U. (a)		Cintra Infraestructuras Spain, S.L. (a)	100.0%	318
Cintra Servicios de Infraestructuras, S.A. (a)		Cintra Infraestructuras Spain, S.L. (a)	100.0%	4	1
Autopista Alcalá-O’Donnell, S.A. (a)		Cintra Infraestructuras Spain, S.L. (a)	100.0%	15
Autovía de Aragón, Sociedad Concesionaria, S.A.	P	Cintra Infraestructuras Spain, S.L. (a)	30.0%	3	2
Pilum, S.A.	P	Cintra Infraestructuras Spain, S.L. (a)	2.1%	-	2
Ferrovial Aravia, S.A.	P	Cintra Infraestructuras Spain, S.L. (a)	30.0%	1	2
Entity	Type	Parent	% Ownership	Net Cost Ownership	Audit
SPAIN (Registered Office: Barcelona, Spain)
Autopista Terrassa-Manresa, S.A. (a)	P	Inversora Autopistas de Cataluña, S.L. (a)	76.3%	420	1
AUSTRALIA (Registered Office: Melbourne, Australia)
Cintra OSARS (Western) Holdings Unit Trust		Cintra OSARS Western Ltd	100.0%	29
Cintra OSARS Western Unit Trust		Cintra OSARS (Western) Holdings Unit Trust	100.0%	-
AUSTRALIA (Registered Office: Sydney, Australia)
Cintra Developments Australia PTY, Ltd		Cintra Infrastructures UK Ltd	100.0%	-	1
Cintra OSARS (Western) Holdings PTY Ltd		Cintra OSARS Western Ltd	100.0%	-	1
Cintra OSARS Western PTY Ltd		Cintra OSARS (Western) Holdings PTY Ltd	100.0%	-	1
CANADA (Registered Office: Toronto, Canada)
Cintra 407 East Development Group Inc		407 Toronto Highway B.V	100.0%	2
Cintra OM&R 407 East Development Group Inc		407 Toronto Highway B.V	100.0%	-
Cintra 4352238 Inc		407 Toronto Highway B.V	100.0%	-
Blackbird Maintenance 407 Cintra GP Inc		407 Toronto Highway B.V	100.0%	1
Blackbird Infrastructure 407 Cintra GP Inc		407 Toronto Highway B.V	100.0%	-
COLOMBIA (Registered Office: Bogotá, Colombia)
Cintra Infraestructuras Colombia, S.A.S. (a)		Cintra Global SE	100.0%	14	1
C. Concesiones Colombia S.L.U.		Cintra Global SE	100.0%	-
CHILE (Registered Office: Santiago de Chile, Chile)
Cintra Infraestructuras Chile SpA		Cintra Global SE	100.0%	-

SECTION 6: OTHER DISCLOSURES
Entity	Type	Parent	% Ownership	Net Cost Ownership	Audit
UNITED STATES (Registered Office: Austin, United States)
Cintra Holding US Corp		Ferrovial Holding US Corp	96.8%	1,285
Cintra Texas Corp		Cintra Holding US Corp	100.0%	(22)
Cintra US Services LLC		Cintra Texas Corp	100.0%	1
Cintra ITR LLC		Cintra Holding US Corp	49.0%	-
Cintra LBJ LLC		Cintra Holding US Corp	100.0%	303
Cintra NTE LLC		Cintra Holding US Corp	100.0%	240
Cintra NTE Mobility Partners Segments 3 LLC		Cintra Holding US Corp	100.0%	247
Cintra Toll Services LLC		Cintra Holding US Corp	100.0%	-
Cintra I-77 Mobility Partners LLC		Cintra Holding US Corp	100.0%	142
Cintra 2 I-77 Mobility Partners LLC (2)		Cintra Holding US Corp	100.0%	66
Cintra 2 I-66 Express Mobility Partners		Cintra Holding US Corp	100.0%	647
I-66 Express Mobility Partners Holdings LLC	P	Cintra 2 I-66 Express	50.0%	647
I-66 Express Mobility Partners LLC	P	I-66 Express Mobility	50.0%	1373	1
Cintra 3I-66 Express Mobility Partners LLC		Cintra Holding US Corp	100.0%	196
Cintra 3 I-77 Mobility Partners LLC		Cintra Holding US Corp	100.0%	104
Cintra Digital Business Ventures LLC	P	Cintra Holding US Corp	100.0%	-
UNITED STATES (Registered Office: Charlotte, United
I-77 Mobility Partners Holding LLC	P	Cintra I-77 Mobility Partners LLC	50.1%	108
I-77 Mobility Partners Holding LLC	P	Cintra 2-I77 Mobility Partners Holding LLC	15.0%	68
I-77 Mobility Partners Holding LLC	P	Cintra 3-I77 Mobility Partners Holding LLC	7.1%	104
Entity	Type	Parent	% Ownership	Net Cost Ownership	Audit
I-77 Mobility Partners LLC	P	I-77 Mobility Partners Holding LLC	100.0%	218	1
UNITED STATES (Registered Office: Dallas, United States)
LBJ Infrastructure Group Holding LLC	P	Cintra LBJ LLC	54.6%	302
LBJ Infrastructure Group LLC	P	LBJ Infrastructure Group Holding LLC	100.0%	521	1
UNITED STATES (Registered Office: North Richland Hills, United States)
NTE Mobility Partners Holding LLC	P	Cintra NTE LLC	63.0%	240
NTE Mobility Partners LLC	P	NTE Mobility Partners Holding LLC	100.0%	322
NTE Mobility Partners Segments 3 Holding LLC	P	Cintra NTE Mobility Partners Segments 3 LLC	53.7%	223
NTE Mobility Partners Segments 3 LLC	P	NTE Mobility Partners	100.0%	406	1
NETHERLANDS (Registered Office: Amsterdam, Netherlands)
Cintra Infrastructures SE		Ferrovial SE	100.0%	3,033	1
Cintra Global SE		Ferrovial SE	100.0%	3,242
407 Toronto Highway B.V.		Cintra Global SE	100.0%	2,664
Cintra INR Investments B.V.		Cintra Global SE	100.0%	369	5
Cintra Latam Highways B.V.		Cintra Global SE	100.0%	-
IRELAND (Registered Office: Dublin, Ireland)
Financinfrastructures, Ltd		Cintra Global SE	100.0%	32	1
Cinsac, Ltd		Cintra Infraestructuras	100.0%	-	1
POLAND (Registered Office: Warsow, Poland)
Autostrada Poludnie, S.A.		Cintra Infrastructures SE	93.6%	12	2
PORTUGAL (Registered Office: Lisbon, Portugal)
Vialivre, S.A.	P	Cintra Infrastructures SE	84.0%	-	1

SECTION 6: OTHER DISCLOSURES
Entity	Type	Parent	% Ownership	Net Cost Ownership	Audit
PORTUGAL (Registered Office: Ribeira Grande, Portugal)
Euroscut Açores, S.A.	P	Cintra Infrastructures SE	89.2%	27	1
UNITED KINGDOM (Registered Office: London, United
Cintra Silvertown Ltd		Cintra Infrastructures UK Ltd	100.0%	1	1
UNITED KINGDOM (Registered Office: Oxford, United
Cintra Infrastructures UK Ltd		Cintra Global SE	100.0%	45	1
Cintra Toowoomba Ltd		Cintra Infrastructures UK Ltd	100.0%	5	1
Cintra UK I-77 Ltd		Ferrovial Holding US Corp	100.0%	-	1
Cintra Slovakia Ltd		Cintra Global SE	100.0%	1	1
Cintra I-66 Express UK Ltd		Ferrovial Holding US Corp	100.0%	-	1
Cintra OSARS Western Ltd		Cintra Infrastructures UK	100.0%	29	1
AIRPORTS
SPAIN (Registered Office: Madrid, Spain)
Ferrovial Aeropuertos Spain, S.A. (a)		Ferrovial SE	100.0%
UNITED STATES (Registered Office: Austin, United
Ferrovial Airports Holding US Corp		Ferrovial Holding US Corp	100.0%	105
Ferrovial Vertiports US LLC		Ferrovial Airports Holding	100.0%	8
Ferrovial Vertiports Florida LLC	P	Ferrovial Vertiports US LLC	100.0%	-
UNITED STATES (Registered Office: Denver, United
Ferrovial Airports O&M Services LLC		Ferrovial Airports Holding US Corp	100.0%	-
Ferrovial Airports US Terminal One LLC.		Ferrovial Airports Holding	100.0%	53
UNITED STATES (Registered Office: New York, United States
Entity	Type	Parent	% Ownership	Net Cost Ownership	Audit
MARS NTO LLC.		Ferrovial Airports US Terminal One LLC.	96.1%	62
NETHERLANDS (Registered Office: Amsterdam, Netherlands)
Hubco Netherlands B.V.		Ferrovial SE	100.0%	807
FERROVIAL AIRPORTS FMM BV		Ferrovial SE	100.0%	-
Ferrovial Airports Turkey B.V.		Ferrovial SE	100.0%	132
YDA HAVALIMANI YATIRIM VE (Dalaman)	P	Ferrovial Airports Turkey	60.0%	145
UNITED KINGDOM (Registered Office: Oxford, United Kingdom)
Faero UK Holding Limited		Hubco Netherlands B.V	100.0%	255	1
Ferrovial Airports International, S.E		Ferrovial SE	100.0%	1,372	1
Ferrovial Airports Denver UK Ltd.		Ferrovial Airports International SE	100.0%	-	1
Ferrovial Vertiports UK Ltd.	P	Ferrovial Airports International SE	100.0%	2	2
ENERGY INFRASTRUCTURE AND MOBILITY
SPAIN (Registered Office: Madrid, Spain)
Ferrovial Transco Spain , S.A.U. (a)	P	Ferrovial Transco International B.V.	100.0%	13
Ferrovial Infraestructuras Energéticas, S.A.U. (a)		Ferrovial SE	100.0%	19
Parque Solar Casilla, S.L.U. (a	P	Ferrovial Infraestructuras	100.0%	9
Ferrovial Mobility, S.L. (a)		Ferrovial SE	100.0%	35
Cea Infraestructuras Energéticas (a)	P	Ferrovial Infraestructuras	100.0%	-
Jucar Infraestructuras Energéticas (a)	P	Ferrovial Infraestructuras Energéticas, S.A.U. (a)	100.0%	-
Pisuerga Infraestructuras Energéticas, S.A.U. (a)	P	Ferrovial Infraestructuras Energéticas, S.A.U. (a)	100.0%	-
Ferrovial Growth VI, S.L. (a		Ferrovial SE	100.0%	17
CHILE (Registered Office: Santiago, Chile)

SECTION 6: OTHER DISCLOSURES
Entity	Type	Parent	% Ownership	Net Cost Ownership	Audit
Ferrovial Power Infrastructure Chile, SpA	P	Ferrovial Transco International B.V	100.0%	60	1
Ferrovial Transco Chile II SpA	P	Ferrovial Power	100.0%	-
Transchile Charrúa Transmisión, S.A	P	Ferrovial Power	99.9%	46	1
Ferrovial Transco Chile III SPA	P	Ferrovial Transco International, B.V.	100.0%	-
Ferrovial Transco Chile IV SpA	P	Ferrovial Power Infraestructure Chile, SpA	100.0%	-
Centella Transmisión, S.A	P	Ferrovial Transco Chile III SPA	49.9%	-	1
Centella Transmisión, S.A	P	Ferrovial Power Infrastructure Chile, SpA	51.1%	-	1
UNITED STATES (Registered Office: Austin, United States)
Ferrovial Mobility U.S., LLC		Ferrovial Holding US Corp	100.0%	2
Ferrovial Energy US, LLC		Ferrovial Holding US Corp	100.0%	-
Ferrovial Energy US 1, LLC		Ferrovial Energy US, LLC	100.0%	-
UNITED KINGDOM (Registered Office: London, United Kingdom)				-
Thalia Waste Management Limited		Thalia Waste Treatment	50.0%	-	1
Thalia MK ODC Limited		Thalia Waste	100.0%	-	1
Thalia AWRP ODC Limited		Thalia Waste Management Limited	100.0%	-	1
Thalia WB HoldCo Limited		Thalia Waste Management Limited	100.0%	-	1
Thalia WB ODC Limited		Thalia WB HoldCo Limited	100.0%	-	1
Thalia WB Services Limited		Thalia WB ODC Limited	100.0%	-	1
Thalia WB SPV Limited	P	Thalia WB Services Limited	100.0%	-	1
Thalia IOW SPV Limited		Thalia Waste	100.0%	-	1
Thalia MK HoldCo Limited		Thalia Waste	100.0%	-	1
Entity	Type	Parent	% Ownership	Net Cost Ownership	Audit
Thalia MK SPV Limited		Thalia MK HoldCo Limited	100.0%	-	1
Thalia Ventures Limited		Thalia Holdco Ltd	100.0%	-	1
Thalia IOW ODC Ltd		Thalia Waste Management Limited	100.0%	-	1
Thalia Holdco Ltd		Thalia Waste Treatment	100.0%	-	1
CHILE (Registered Office: Antofagasta, Chile)
Berliam S.p.A.		Ferrovial Servicios Chile, SpA	65.1%	27	2
Berliam S.p.A		Inversiones Chile Ltda	34.9%	3	2
CHILE (Registered Office: Los Andes, Chile)
Steel Ingenieria, S.A.		Ferrovial Servicios Chile SPA	99.9%	31	2
Ferrovial Servicios Chile SPA		Ferrovial Services	100.0%	12
CHILE (Registered Office: Santiago, Chile)
Ferrovial Servicios Ambientales		Berliam S.p.A.	99.7%	-	2
Inversiones (Chile) Holdings Limitada		Ferrovial Servicios Chile SpA	100.0%	-	2
Inversiones (Chile) Limitada		Inversiones (Chile) Holding	100.0%	-
Ferrovial Servicios Salud, SpA		Ferrovial Servicios Chile	100.0%	-
Auditor Key:
Auditors: (1) EY; (2) Deloitte; (3) BDO; (4) PWC; (5) KPMG; (6) Vir Audit; (7) Elayouty
(a)
Form part of the tax scope of Ferrovial, S.A. and subsidiaries.

(*)
New legal names (effective as of the first week of January 2022)

(P)
Project Company

(Net Cost Ownership: Net cost of the parent company over the dependent)

SECTION 6: OTHER DISCLOSURES
Appendix I. Associate companies (equity-accounted companies) (million euro)
Entity	Type	Parent	% Owner.	V. Eq. Method	Assets.	Liab.	Reven.	Results	Audit
ENERGY INFRASTRUCTURES AND MOBILITY
SPAIN
Car Sharing Mobility Services, S.L.		Ferrovial Mobility, S.L.U.	50%	7	27	4	8	(5)
Cartera Ceres Consolidado		Ferrovial 004, S.A. (a)	24.8%	18	-	-	-	-
FRANCE
Car Sharing & Mobility Services France, S.A.S		Car Sharing Mobility Services, S.L.	50%	1	3	4	5	(4)
PORTUGAL
Utopias Exigentes Unipessoal, Lda		Car Sharing Mobility Services, S.L.	50%	-	-	-	-	-
ITALY
Car Sharing Mobility Services Italy		Car Sharing Mobility Services, S.L.	50%	1	2	1	1	(4)
UNITED KINGDOM
Thalia Infrastructure Management (2) Ltd		Amey Ventures Asset Holdings Ltd	50%	2	107	151	121	156	1
AWRP Holding Co Limited		Amey Infrastructure Management (2) Ltd	33.3%	-	-	-	-	-	1
AWRP SPV Limited		AWRP Holding Co Limited	33.3%	-	-	-	-	-	1
CONSTRUCTION
CANADA
Ontario Transit Group Inc.		Ontario Transit FCCI (Hold Co) Inc.	50%	(6)	-	-	-	-
SPAIN
Via Olmedo Pedralba, S.A.		Ferrovial Construccion, S.A.	25.2%	1	5	1	5	-	3
Boremer, S.A.		Cadagua, S.A.	50%	1	2	1	-	-	2
UNITED STATES
Pepper Lawson Horizon Intl. Group		Webber Commercial Construction LLC	70%	-	2	2	-	-
OMÁN
Entity	Type	Parent	% Owner.	V. Eq. Method	Assets.	Liab.	Reven.	Results	Audit
International Water Treatment LLC		Cadagua, S.A.	37.5%	2	-	-	-	3	4
POLAND
PPHU Promos Sp. z o.o.		Budimex SA	26.3%	1	3	2	3	-
AIRPORTS
UNITED KINGDOM
FGP Topco Limited	p	Hubco Netherlands B.V.	25%	-	22,424	25,768	3,417	302	4
AGS Airports Holdings Limited	p	Faero UK Holding Limited	50%	-	1,453	1,468	195	(54)	2
QATAR
FMM Company LLC	p	Ferrovial Servicios S.A.U.	49%	19	67	28	88	12
UNITED STATES
JFK NTO SPONSOR AGGREGATOR LLC.	p	MARS NTO LLC	49%	175	4,774	4,417	2	2	1
TOLL ROADS
AUSTRALIA
Nexus Infrastructure Holdings Unit Trust	P	Cintra Toowoomba Ltd	40%	3	1	-	-	-
Nexus Infrastructure Unit Trust	P	Nexus Infrastructure Holdings Unit Trust	40%	11	44	18	34	6
Nexus Infrastructure Holdings PTY Ltd	P	Cintra Toowoomba Ltd	40%	-	-	-	-	-
Nexus Infrastructure PTY Ltd	P	Nexus Infrastructure Holdings PTY Ltd	40%	-	-	-	-	-
Netflow Osars (Western) GP	P	Cintra Osars (Western) Unit Trust	50%	50	191	91	35	4
SPAIN
Serranopark, S.A.	P	Cintra Infraestructuras Spain, S.L.	50%	-	74	53	7	1	2
Sociedad Concesionaria Autovía de la Plata, S.A.	P	Cintra Infrastructures SE	25%	17	232	166	25	12	2

SECTION 6: OTHER DISCLOSURES
Entity	Type	Parent	% Owner.	V. Eq. Method	Assets.	Liab.	Reven.	Results	Audit
Bip & Drive, S.A.	P	Cintra Infraestructuras Spain, S.L.	20%	3	24	6	16	4
Empresa Mant. y Explotación M30, S.A.		Ferrovial Servicios, S.A.	50%	(34)	221	221	35	15	5
Madrid Calle 30, S.A.	P	Empresa Mant. y Explotación M30, S.A.	10%	51	643	136	133	55	8
CANADA
407 International Inc	P	4352238 Cintra Canada Inc	43.2%	1,063	3,756	7,483	969	318	2
407 East Development Group General Partnership	P	Cintra 407 East Development Group Inc	50%	15	157	112	9	3
OM&R 407 East Development Group General Partnership	P	Cintra OM&R 407 East Development Group Inc	50%	1	6	4	6	1
Blackbird Maintenance 407 GP	P	Blackbird Maintenance 407 Cintra GP Inc	50%	1	6	5	4	-	3
Blackbird Infrastructures 407 GP	P	Blackbird Infrastructures 407 Cintra GP Inc	50%	13	97	70	8	1	3
COLOMBIA
Concesionaria Ruta del Cacao S.A.S.	P	Cintra Infraestructuras Colombia S.A.S.	30%	8	589	561	120	(6)	2
SLOVAKIA
Zero Bypass Limited, Organizacna Zloska	P	Zero Bypass Ltd	35%	-	-	-	-	-
INDIA
IRB Infrastructure Developers Limited		Cintra INR Investments B.V.	24.9%	377	4,929	3,452	619	75	5
IRELAND
Eurolink Motorway Operation (N4- N6) Ltd	P	Cintra Infraestructuras Ireland, S.L.U.	20%	9	238	128	27	5	2
Entity	Type	Parent	% Owner.	V. Eq. Method	Assets.	Liab.	Reven.	Results	Audit
Eurolink Motorway Operations (M3) Ltd	P	Cinsac Ltd	20%	9	124	80	20	5	2
UNITED KINGDOM
Scot Roads Partnership Holdings Ltd	P	Cintra Infrastructures UK	20%	-	-	-	-	-
Scot Roads Partnership Finance Ltd	P	Scot Roads Partnership Holdings Ltd	20%	-	407	407	-	-
Scot Roads Partnership Project Ltd	P	Scot Roads Partnership Holdings Ltd	20%	-	428	428	41	-
Zero Bypass Holdings Ltd	P	Cintra Slovakia Ltd	35%	-	-	-	-	-
Zero Bypass Ltd	P	Zero Bypass Holdings Ltd	35%	20	1,029	972	51	-
RiverLinx Holdings Ltd	P	Cintra Silvertown Ltd	22.5%	-	-	-	-	-
RiverLinx Ltd	P	RiverLinx Holdings	22.5%	55	1,233	988	287	1
Total value by equity method continued operations				1,891
Auditor key:
(1) EY; (2) Deloitte; (3) BDO; (4) PwC; (5) KPMG; (6) Vir Audit; (7) Mazars; (8) PKF; (9) Martins Pereira, Joao Careca & Asociados, Sroc.; (10) Grant Thornton UK LLP; (11) 3 Auditores SLP
(P) Project Company
(Value Eq. Method: Net Cost of the parent company over the equity method society)